Form 20-F
period 2006-12-31
RRSat Global Communications Network Ltd.
filed 2007-06-27
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ___________ to __________

Commission file number: 001-33085

RRSat Global Communications Network Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

4 Hagoren Street, Industrial Park, Omer 84965, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, par value NIS 0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:
17,242,300 ordinary shares, par value NIS 0.01 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data

        The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP), should be read together with our financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2005 and 2006 and the selected statements of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited financial statements included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements not included in this Annual Report. The selected balance sheet data as of December 31, 2002 and the selected statements of operations data for the year ended December 31, 2002, have been derived from our financial statements not included in this Annual Report, which were prepared and audited in accordance with Israeli GAAP and for which the reconciliation to U.S. GAAP has been reviewed but not audited.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)

Statements of Operations Data:
Revenues	$10,899	$14,036	$23,767	$31,311	$43,284
Cost of revenue	5,946	8,839	14,065	19,798	27,451

Gross profit	4,953	5,197	9,702	11,513	15,833

Operating expenses:
Sales and marketing	255	508	1,383	1,704	1,831
General and administrative	1,073	1,306	2,002	2,356	3,588
One time fees associated with the IPO	--	--	--	--	1,000

Total operating expenses	1,328	1,814	3,385	4,060	6,419

Operating income	3,625	3,383	6,317	7,453	9,414
Interest and marketable securities income	51	20	75	140	450
Currency fluctuation and other financial income (expenses), net	(234)	1	(115)	(2)	374
Change in fair value of embedded currency conversion derivatives	-	-	1,465	(1,375)	243
Other income (expenses), net	-	(1)	184	36	4

Income before taxes on income	3,442	3,403	7,926	6,252	10,485
Income taxes	1,270	1,221	2,756	2,007	3,180

Net income	$2,172	$2,182	$5,170	$4,245	$7,305

Basic income per ordinary share	$0.23	$0.23	$0.47	$0.33	$0.53

Diluted income per ordinary share	$0.23	$0.22	$0.46	$0.33	$0.53

Weighted average number of ordinary shares used to compute
basic income per ordinary share	9,513,000	9,594,900	11,050,200	12,921,300	13,746,467

Weighted average number of ordinary shares used to compute
diluted income per ordinary share	9,582,300	9,708,300	11,289,600	13,034,700	13,793,694

Cash dividend per ordinary share	$0.08	$-	$0.39	$0.19	$0.15

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$602	$3,235	$1,689	$2,060	$51,393
Working capital	272	2,457	2,765	4,056	54,275
Total assets	7,928	12,716	18,342	20,409	79,133
Total liabilities	4,540	6,107	9,687	9,902	15,788
Retained earnings	2,351	2,110	4,922	6,695	12,025
Shareholders' equity	3,388	6,609	8,655	10,507	63,345

B. Capitalization and indebtedness

        Not applicable.

C. Reasons for offer and use of proceeds

        Not applicable.

D. Risk factors

        Special Note Regarding Forward-Looking Statements. This Annual Report contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 “Key Information – Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and in Item 4 “Information on the Company.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

—	our ability to convince potential customers to use our content management and distribution services rather than the services of other providers, including teleports that are owned by satellite operators;

—	the future growth of the global broadcast market and the global content management and distribution services market;

—	our ability to lease additional satellite capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings;

—	the revenues that we may generate from our contracted backlog;

—	our plans to expand our presence in the United States, Asia and in other markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities;

—	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

—	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies;

—	our ability to enter into strategic arrangements with satellite fleet operators;

—	the growth of the North American and Asia Pacific broadcast markets;

—	the growth of new technologies, such as high definition television (HDTV) or Internet protocol television (IPTV);

—	our expected increases in expenses as our operations continue to expand;

—	entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

—	our intention not to pay cash dividends to our shareholders in the near future;

—	our belief that our current facilities leases are adequate to meet our needs; and

—	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

        In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “intend,” “estimate,” “predict,” “potential” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of the risks in this Annual Report in greater detail under this Item 3 “Key Information – Risk Factors.”

        These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation to update any of the forward-looking statements after the date of the filing of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

Risks Relating to Our Business and Industry

We operate in a relatively new market and cannot assure you that it will continue to grow.

        We operate in a new segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries. The continued growth of this segment depends upon a number of factors, including continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services. We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us. A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleport in Israel would have a material adverse affect on our ability to continue to operate our business.

        Our principal teleport and playout facilities are located in Re’em, Israel. Significant damage to these facilities, for any reason, including acts of terrorism, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity. Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of distruption of our services. If this were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably. Furthermore, if our customers or potential customers were to be concerned that our principal teleport and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel, they may be deterred from entering into agreements to use our services.

If there is a material decrease in the current level of excess capacity in satellite and terrestrial fiber optic transmission networks, we may not be able to obtain leased transmission capacity on competitive terms.

        We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. There is currently excess capacity in satellite and terrestrial fiber optic transmission networks, which allows us to lease and offer capacity on competitive terms. We may be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio programming to decrease. We need to renew our existing leases and enter into additional leases of such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings. There can be no assurance, however, that there will continue to be excess capacity. For example, high definition television (HDTV) broadcasts require substantially greater bandwidth than conventional television broadcasts, and the success of high definition television (HDTV) broadcasts may lead to a reduction in the quantity of excess capacity. We lease approximately 29% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available excess capacity might lead our suppliers to preempt the use of some of our leased capacity, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

If we are unable to successfully balance our supplier and customer capacity commitments, our revenues will decline.

        We are generally required to commit to lease capacity on a long-term basis. In most cases our commitment is longer than the corresponding commitment that we obtain from our customers. In many cases we are not able to terminate our commitment before its scheduled expiration. If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity. In this case, we would have fixed cost commitments without a corresponding source of revenues.

        In addition, we lease approximately 29% of our satellite transmission capacity pursuant to preemptible leases. If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers’ requirements, or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity.

The failure of third parties to properly maintain transmission networks we lease from them would adversely affect the quality of the services we offer.

        We rely on transmission capacity and other critical facilities that we lease from third parties. All of our satellite and terrestrial fiber optic transmission capacity is leased, and we receive teleport services and maintain points of presence (POPs) outside of Israel pursuant to contracts with third parties. We are dependent on the quality of service provided by these third parties.

        Damage to a satellite on which we lease transponders could significantly degrade the satellite’s performance and result in a partial or total loss of our transmission capacity on that satellite. Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite. We cannot assure you that the satellites on which we lease capacity will perform properly or remain in operation for the duration of their expected commercial lives.

        If we suffered a partial or total loss of leased capacity on a satellite, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to obtain alternative capacity on economical terms or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity. During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder. Similar risks apply to our leased terrestrial fiber optic transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

Failure to compete successfully in providing content management and distribution services would have a material adverse effect on our business and could prevent us from implementing our business strategy.

        We compete in the market for global content management and distribution services with numerous commercial and other providers. Many of our competitors have greater technical, financial, human and other resources than we do, and some of them own satellites and teleports on several continents. The principal global broadcasters may prefer to procure services from larger or more established vendors of content management and distribution services, or from vendors with their own satellites, even if our quality and pricing are more attractive.

        Certain satellite fleet operators, which had typically offered only connectivity, have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create global hybrid networks. In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.

        If the overcapacity situation that currently exists with respect to satellite and terrestrial fiber optic transmission networks were to become exacerbated, satellite fleet operators and terrestrial fiber optic networks might engage in aggressive price competition and offer our current and potential customers more attractive prices for transmission than we can offer them. In this case, our current and potential customers may prefer to obtain transmission directly from our suppliers of capacity and turn to other content management service providers or develop their own content management capabilities, rather than to procure a package of services from us.

We have a limited operating history in the market for global content management and distribution services and may fail to successfully address the risks and uncertainties associated with our business.

        We began to provide global content management and distribution services to the television and radio broadcasting industries in 2000. Given our limited operating history in this market and the risks, expenses, difficulties and potential delays associated with a high-technology, highly-regulated industry such as ours, if we are unable to address these uncertainties, we may not be able to expand our business, develop a sufficiently large revenue-generating customer base, obtain additional transmission capacity or compete successfully in the global content management and distribution services industry.

Our contracted backlog may not ultimately result in future revenues.

        Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of March 31, 2007, we had contracted backlog totaling $120 million through 2016, of which $71 million related to commitments extending through 2008. Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog. Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues. Of our $120 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $96 million, or 80%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 30 to 120 days, at certain predefined exit dates or by the customers’ payment of a penalty equal to between one and six months’ fees. As of March 31, 2007, long-term contracts constituting approximately 5.3% of our contracted backlog at December 31, 2005 have been cancelled. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues. Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers. If several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected. Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

Contracts for content management and distribution services generally extend over several years, which will make it more difficult for us to sell our services to broadcasters who have entered into agreements with other providers of these services.

        Broadcasters generally seek content management and distribution services over a lengthy period. Contracts for these services generally extend for terms of 3 to 5 years, and in some cases may extend for the expected life of a satellite. Once a broadcaster has entered into an agreement with one of our competitors, we may effectively be unable to obtain business from that potential customer for an extended period.

Changes in technology may reduce the demand for our services.

        The technology used in content management and distribution services is evolving rapidly. The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business. For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet protocol television (IPTV) broadcasts may reduce the demand for our content management and distribution services. Similarly, to the extent that excess capacity develops in terrestrial fiber optic systems, our satellite-based content management and distribution offerings may be less attractive. If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

We may acquire or establish additional teleports or complementary businesses or technologies. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

        We intend to use the majority of our proceeds from our initial public offering in November 2006 to acquire or establish additional teleports or complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

        Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies – primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries and other general and administrative expenses in New Israeli Shekels, or NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Euro or the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS. Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

Our reported net income and income per share will be impacted by embedded derivatives.

        Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier. Under Statement of Financial Accounting Standard No. 133 “Accounting for Derivatives Instruments and Hedging Activities” (SFAS 133), these contracts are deemed to include an “embedded derivative” in the form of a foreign currency forward contract. Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency embedded derivatives. Although we do not believe that these non-operating, non-cash gains and losses are meaningful to an understanding of our results of operations, they can result in unanticipated fluctuations in our reported results of operations and impact the market price of our ordinary shares.

Future consolidations in the telecommunications and satellite industries, or in the content management and distribution services market, may increase competition that could reduce our revenues and the demand for our services.

        The markets in which we compete have been characterized by increasing consolidation. We may not be able to compete successfully in increasingly consolidated markets. Additional consolidation may reduce the amount of capacity that may be available to us. Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins. Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in the telecommunications and satellite industries, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

We depend and rely upon the experience and resources of our shareholders, none of which has any obligation to assist us except as contracted.

        We receive certain consulting services from our principal shareholders Del-Ta Engineering Equipment Ltd., or Del-Ta Engineering, and Kardan Communications Ltd., or Kardan Communications, pursuant to a management services agreement. If either of them decides to discontinue the services it is providing, we may not be able to obtain alternative consulting services from independent third parties on economical terms or at all. In addition, these principal shareholders provide us with the benefit of their experience and extensive contacts in the industry, which they are not obligated to provide under their management services agreement.

We may have difficulty managing the growth of our business, which could limit our ability to increase sales and cash flow.

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $43.3 million in 2006. In addition, during the next few years we expect to acquire teleports in the United States and Asia and to expand our sales and marketing activities. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

—	manage a larger organization;

—	implement appropriate financial and operational systems;

—	expand our infrastructure to support a greater volume of services; and

—	expand our sales and marketing infrastructure and capabilities on an international basis.

        If we are unable to manage and grow our business effectively during this period of rapid growth, we may not be able to implement our business strategy and our business and financial results would suffer.

A loss of the services of David Rivel, our founder and Chief Executive Officer, or other members of our senior management could cause our revenues to decline and impair our ability to expand our business.

        We depend on the continued services of David Rivel, our founder and Chief Executive Officer. Any loss of the services of Mr. Rivel or of other members of our senior management could result in a gap in senior management and the loss of technical and managerial expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to expand our business.

If we are unable to hire, train and retain qualified managerial, technical, and sales and marketing personnel, we may be unable to develop new services or sell or support our existing or new services. This could cause our revenues to decline and impair our ability to meet our development and revenue objectives.

        Our success depends in large part on the continued contributions of our managerial, technical, and sales and marketing personnel. If our business continues to grow, we will need to hire additional qualified managerial, technical engineering, and sales and marketing personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our services. This is particularly true in Israel and some of the markets into which we hope to expand, where competition for qualified personnel is intense. Our failure to hire and retain qualified employees could cause our revenues to decline and impair our ability to meet our sales objectives.

Volatility in the broadcasting and telecommunications industries may affect our revenues and, as a result, we could experience reduced revenues or operating results.

        The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand. From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our services may fail to develop and our revenues may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses.

If we are unable to provide uninterrupted or quality services, our reputation may suffer, which could cause the demand for our services to decline.

        Our business depends on the efficient, uninterrupted and high-quality operation of our systems. Our service offerings are complex, depend on our successful integration of sophisticated third-party technology and services, and must meet stringent quality requirements. Our services are critical to our customers’ businesses, and disruptions in our services may cause significant damage to our customers and our reputation. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to service disruptions. If such litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our services has reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our services, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

        Our prospective customers generally must commit significant resources to evaluate our services. Accordingly, our sales process is subject to delays associated with the approval process and delays associated with our customers’ preparations to begin broadcasting using our services. This approval process typically lasts 3 to 12 months. This creates unpredictability regarding the timing of our generation of revenues. As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers’ procurement decisions. Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

        Factors that could cause our revenues and operating results to fluctuate from period to period include:

—	our service and customer mix;

—	customer demand for our services;

—	the timing and success of new service introductions by our competitors and us;

—	the timing of contracts with new customers;

—	changes in the price or the profitability of our services;

—	changes in the availability or the cost of transmission capacity;

—	the timing of renewal or commencement of our long-term capacity commitments; and

—	market conditions in the broadcast and telecommunications industries and the economy as a whole.

We face potential liability for content broadcast by our customers over our network.

        Our potential liability for distributing content broadcast by our customers over our network is uncertain. We could become liable for such content based on obscenity, defamation, negligence, copyright or trademark infringement, or other bases.

        Our standard agreement provides that our customers are fully responsible for the content of their programming, for ensuring that the content conforms to all applicable governmental regulations and for obtaining any local regulatory approvals relating to their broadcasts. The agreement further provides that we are not liable if the satellite fleet operator requires us to suspend or terminate service for any reason relating to content. Our customers are generally required to indemnify us for any financial costs of governmental or third-party proceedings resulting from their content. Although we attempt to reduce our liability through contractual indemnification from our customers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we were ultimately successful in such litigation, litigation would divert management time and resources, could be costly and is likely to generate negative publicity for our business. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

We face potential liability for radiation generated by our teleports.

        Our teleports in Israel generate electromagnetic radiation, which above certain levels can be harmful to people. Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment. Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations.

Our business, including the operation of our network, may be vulnerable to acts of terrorism or war.

        Our network may be vulnerable to acts of terrorism or war. If our facilities, including our headquarters or principal teleport, become temporarily or permanently disabled by an act of terrorism or war, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers. We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war. Any act of terrorism or war that substantially or totally destroys or disables our facilities or the facilities of our service providers would result in a substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

Market prices of companies involved in the telecommunications industry have been highly volatile and shareholders may not be able to resell their ordinary shares at or above the price they paid.

        The trading price of our ordinary shares may be subject to wide fluctuations. Factors that may affect the trading price include, but are not limited to:

—	the gain or loss of significant customers;

—	fluctuations in the timing or amount of customer orders;

—	variations in our operating results;

—	announcements of new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

—	recruitment or departure of key personnel;

—	commencement of, or involvement in, litigation;

—	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our shares; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

        The trading price and volume for our ordinary shares may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be amplified if the trading volume of our ordinary shares is low.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

        In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the telecommunications industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their share prices. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We are controlled by a small number of shareholders, who may make decisions with which other shareholders may disagree.

        Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 73.7% of our outstanding ordinary shares. The interests of these shareholders may differ from the interests of other shareholders. These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions. These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors. This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot determine our status as a PFIC for our current taxable year or for future taxable years until the close of the applicable tax year. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. “Additional Information – Taxation – U.S. Federal Income Tax Consequences – Passive Foreign Investment Company Considerations.”

Provisions of Israeli law, our licenses and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. In addition, our licenses from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described above under “Risks Relating to Government Regulation – Our licenses from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our licenses.” These provisions of Israeli law and of our licenses may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. In addition, our principal shareholders have entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. Furthermore, David Rivel and Del-Ta Engineering, two of our principal shareholders, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares solely with respect to the election of directors. These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

        Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest. If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, shareholders could lose the opportunity to sell their shares at a favorable price.

If we fail to implement and maintain effective internal controls over financial reporting, our business, operating results and share price could be materially adversely affected.

        Beginning with our annual report for our fiscal year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. In addition, if we are deemed an “accelerated filer” on December 31, 2007, the report must also contain an auditor’s attestation report on the effectiveness of our internal controls over financial reporting. If we are not an “accelerated filer” as of December 31, 2007, then we will not need to include an auditor’s attestation until the annual report for the fiscal year ended December 31, 2008.

        We have only begun the process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 are likely to result in significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our internal controls over financial reporting are effective, our business may be harmed. Market perception of our financial condition and the trading price of our shares may be adversely affected and customer perception of our business may suffer.

We are incurring increased costs as a result of being a public company.

        Since our initial public offering in November 2006, we face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board and NASDAQ, require changes in the corporate governance practices of public companies. These rules and regulations are resulting in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs. Our management is also required to divert attention from operations and strategic opportunities, which makes legal, accounting and administrative activities more time-consuming and costly.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we will not be able to implement our business strategy and expand our operations as we currently plan.

        Aspects of the content management and distribution services industry are highly regulated, both in Israel and internationally. Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained. Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining. These permissions, authorizations and licenses are subject to periodic renewal. Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2008. In addition, the erection and operation of our Re’em teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time, one of which will expire as early as February 2008. There can be no assurance that we will be able to renew any of our current licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business. If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

        Under Israeli law, the Israeli Prime Minister and the Ministry of Communications, at the request of the Ministry of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services. If such an order is issued, the Prime Minister and the Ministry of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us. These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company. In addition, if such an order is issued with respect to us, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

        Further, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Ministry of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves. During such an emergency period, the Ministry of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.

        We are also required to obtain permits from the Israeli Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment. If the Ministry of Environmental Protection were to impose stricter requirements than currently exist in connection with the renewal of these permits, we may be unable to renew them. In this event, or in the event that we are unable to renew building permits for our Re’em teleport site, we could be forced to relocate our antennae and other equipment currently located at our principal teleport or other teleports, or could be restricted in our ability to expand our teleports. Relocation of our teleports would require significant additional capital expenditures. In addition, relocation of our teleports or significant restrictions on our ability to expand our teleports could disrupt or diminish the quality of the services we provide to our customers.

Our licenses from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our licenses.

        Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

        In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RRSat are permitted without the prior approval of the Ministry of Communications, provided that:

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Minister within 21 days of learning of such transfer; and

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRSat), we must notify the Minister within 21 days of learning of such transfer and request the consent of the Minister for such transfer.

        Should a shareholder, other than our shareholders prior to our initial public offering in November 2006, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

        Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our licenses from the Ministry of Communications. For additional information, see Item 4.B. “Information on the Company – Business Overview – Regulation.”

Our ability to establish or acquire our own teleports in countries other than Israel may be restricted by laws prohibiting or limiting foreign ownership.

        In countries other than Israel, the teleports we use are owned and operated by third parties. Our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

        We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities. The United States has restrictions on direct and indirect foreign ownership of companies holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis. In the event that we seek to operate the teleports on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Additionally, no more than 25 percent of the capital stock of an entity that controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the Federal Communications Commission, or FCC, finds that prohibiting such indirect foreign ownership of the licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future. In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review license applications and can require the applicant to enter into an agreement addressing any national security concerns before the license is granted. Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities. If we are not able to acquire our own teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

        We could in the future be subject to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Israel, the United States or other countries in which we may wish to own or operate teleport facilities. For example, a country in which we currently operate without need of a license could modify its laws or regulations to require a license, which we may or may not be able to obtain. Similarly, a country in which we may wish to acquire a teleport could modify its laws or regulations to prohibit or limit foreign ownership, which could impair our ability to acquire a teleport in that country. We are not aware, however, of any specific countries contemplating such changes at present. For additional information, see Item 4.B. “Information on the Company – Business Overview – Regulation.”

Risks Relating to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal teleport and our senior management are located, may adversely affect our results of operations.

        Our principal teleport and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon and in the Gaza Strip. In June 2007, there has been an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

        Most of our employees, including some of our senior officers, are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age. In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel’s northern border with Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

The tax benefits available to us under Israeli law require us to meet several conditions, including meeting export goals and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

        In 2006, we realized tax exemptions and reductions resulting from the “approved enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. See Item 10.D. “Additional Information – Taxation – Taxation in Israel - Law for the Encouragement of Capital Investments, 1959" for more information about our “approved enterprise” status.

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.

        All of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

        Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

—	the judgment may no longer be appealed;

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

—	the judgment is executory in the state in which it was given.

        Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

—	the judgment was obtained by fraud;

—	there is a finding of lack of due process;

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

—	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and development of the company

        We were incorporated in Israel in August 1981. We are registered with the Israeli registrar of companies and our registration number is 51-089629-3. In August 2006, we changed our corporate name from R.R. Satellite Communications Ltd. to RRSat Global Communications Network Ltd.

        Our principal executive offices are located at 4 Hagoren Street, Industrial Park, Omer 84965, Israel, and our telephone number is +972-8-861-0000. Our website address is www.rrsat.com. Our website address is included in this annual report for textual reference only, and the information on, or accessible through, our website is not part of this Annual Report.

        Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, tel: 302-738-6680.

        See Items 5 and 18 of this Annual Report for a description of our current principal capital expenditures and our principal capital expenditures during the last three fiscal years. We have not made any divestitures during the same time period.

B. Business overview

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRSat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 295 television channels and more than 80 radio channels, covering more than 150 countries. We offer continuous distribution services to channels such as Baby TV, Canal Europe, Fashion TV, GOD TV, I Media, Kurdsat, Thai Global Network, and Turkish Radio and Television, and occasional distribution services to channels such as CBS, Fox News, Israeli Channels (2, 5 and 10), Al Jazeera, NBC News and Russia Today. In 2006, we derived approximately 41.5% of our revenues from European customers (primarily Western Europeans) and approximately 20.6% of our revenues from North American customers.

        The global content management and distribution services market is rapidly growing. Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience. According to Euroconsult, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. We believe that the trend towards global distribution and the need to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content call for a network infrastructure that integrates both satellite-based and terrestrial fiber optic capacity. Teleports, which allow for such integration, have therefore emerged as the primary solution for the broadcasting community. According to a 2005 report by the World Teleport Association, in 2003 the teleport sector generated revenues of approximately $13 billion per year and was a critical component of the global satellite communications industry, producing over 23.0% of world satellite services revenue.

        Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network. The unique geographical location of our principal teleport, Re’em Teleport, in southern Israel provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location. In addition to our principal teleport, we operate three auxiliary teleports elsewhere in Israel. We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Hong Kong, Serbia, and Australia. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services. Uplink services consist of the transmission of a broadcast from a teleport to a satellite, downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport, and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another. We transmit to 29 satellites and receive transmissions from 52 satellites that cover every significant population center. Our RRSat Global Network delivers our customers’ content to four different end markets: to cable operators and satellite operators, to the Direct to Home market, and to the public Internet.

        In order to offer a comprehensive solution, our global content distribution network integrates our teleports with leased satellite transmission capacity, our points of presence (POPs) with leased terrestrial fiber optic transmission capacity and the public Internet capacity. We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC and Pennsylvania), the United Kingdom, Russia, Israel, Italy and Australia. We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet protocol television (IPTV) broadcasts.

        In addition to a comprehensive range of content distribution services, we provide comprehensive content management services for broadcast video and audio. These services include production and playout services and satellite newsgathering services (SNG). As part of our playout services we receive our customers’ content in a variety of media and load the content onto high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video. Our automated playout facility offers a variety of value- added services, such as the ability to compile a customer’s discrete programming and advertising content into a complete broadcast channel. We also compile a customer’s content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets. We then provide automated transmission services for these channels in accordance with our customer’s specific playlists.

        We also offer our broadcasting customers various production services on a contractual basis. We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back to the production company), in addition to complete electronic news gathering crews and packages. A related service we provide uses flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals. We recently began to offer our customers live broadcast studios and editing facilities in Israel.

        In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 375 television and radio channels currently. In 2003, we opened our playout center and today we provide playout services to more than 79 television channels.

        Our business model has historically resulted in growing revenue streams, strong operating cash flow and growing contracted backlog as described below. Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $43.3 million in 2006. In order to minimize our capital expenditures and reduce unused capacity in our network, we lease RRSat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber optic network. Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of March 31, 2007 we had a contracted backlog totaling $120 million through 2016, of which $71 million related to commitments extending through 2008. Our contracted backlog increased from $32.6 million as of December 31, 2003 to $41.9 million as of December 31, 2004, to $91.2 million as of December 31, 2005, to $114 million as of December 31, 2006 and to $120 million as of March 31, 2007.

        This Item 10.B. includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources. These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. We have not independently verified these data nor sought the consent of any organization to refer to their reports in this Annual Report, and we do not make any representation as to the accuracy of these data.

Our Strengths

        We believe that our RRSat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

—	Optimized Independent Global Network. We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers. The unique geographical location of our principal teleport in Israel allows us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from our principal teleport to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe. This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively. We procure our global network’s transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer’s needs. Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences and terrestrial fiber optic capacity to other target audiences.

—	Breadth of Value-Added Services. We provide our customers with a complete package of content management services in addition to content distribution services. These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer. Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services. We utilize state-of-the-art equipment in all of our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers’ specific needs. For example, we can transmit customized versions of the same channel to different regions of the world, based upon the preferred viewing hours in the various target markets. Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience. This provides our customers with the ability to increase their profits, by generating advertising revenues in multiple target markets during the same time slot. Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers’ requirements and to support new technologies, such as Internet protocol television (IPTV) transmissions and video on demand (VOD).

—	Significant Barriers to Entry. We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources. To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers. In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 6 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of power efficiency and lower costs per customer. In addition, we have established a global network infrastructure that includes fiber optic connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our principal teleport. We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

—	Stable and Predictable Business Model. Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of March 31, 2007 we had a contracted backlog totaling $120 million through 2016 (without accounting for renewal of terms), of which $71 million related to commitments extending through 2008. We also benefit from our existing customers’ dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers. Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

—	Low Cost Structure. We utilize leased satellite and terrestrial fiber optic transmission capacity. Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues. Consequently, our network can be expanded substantially without our having to incur significant capital expenditures. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. This approach also minimizes the risks associated with satellite ownership, such as the risks related to satellite launch and maintenance, and allows us to switch from older satellites to newer satellites without additional significant investment. We enjoy significant cost benefits by virtue of the fact that we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

—	Experienced, Entrepreneurial Management Team. We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance. We further believe that our management team has capitalized on their experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model, and to deliver consistent strong growth in revenues and profitability.

Our Strategy

        Our objective is to utilize our core competencies to expand, enhance and provide innovative content management and distribution services. We aim to make our RRSat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries. Our strategy to attain this goal includes the following principal components:

—	Focus on broadcasters that seek global content management and distribution services. We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally. These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts. Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution. As the RRSat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also hope to provide a broader range of services to the largest global broadcasters to whom we already provide certain services. We have grown from distributing 8 channels in 2000 to distributing more than 375 television and radio channels currently.

—	Establish a local presence in key markets. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. We expect that this will initially occur in the United States and subsequently in Asia, although the availability of specific opportunities may alter this sequence. According to Euroconsult, the North American market is expected to continue to be by far the most significant broadcast market in the near term, and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for the Asia Pacific region which we believe does not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

—	Provide an expanded range of innovative, value-added services. Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management and distribution needs. We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and management for them. We intend to broaden our service offerings and introduce new and innovative value-added services that are not currently contemplated. We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

—	Expand and adapt our service offerings to new technologies. The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the adoption of high definition television (HDTV) broadcasts, digital video broadcasting over fiber optic cables, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television (IPTV). We are currently focusing on supporting video on demand (VOD), high definition television (HDTV) broadcasts, MPEG 4 and Windows Media 9 broadcasting. We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies. This will allow us to continue to provide comprehensive services to our customers, and in some cases can reduce our capacity cost per channel.

—	Expand strategic relationships with satellite fleet operators. We work closely with large satellite fleet operators and intend to explore further avenues of cooperation. We have entered into strategic agreements with Eutelsat, Intelsat and Shin Satellite for the joint marketing of their capacity and our value-added services. We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we provide value-added services while they provide transmission capacity. For example, we recently entered into an agreement with Eutelsat that is designed to offer content providers an efficient and reliable means for reaching Direct to Home customers, cable television headends (cable television system control centers that receive and process signals for distribution to subscribers), and hotels and conference centers in Southeast Asia.

Industry Background

        Changes in the technology, regulation and economics of the communications industry over the past three decades have presented increasingly complex challenges and opportunities. The transmission of voice, data and video content has been dramatically altered by changes in wireline, wireless and IP technologies. Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies. Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content delivery.

        Broadcasting Industry Dynamics

        There are a number of current market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

—	Globalization of content. Technological developments, particularly the massive deployment of satellite dishes and the transition to digital from analog cable, have prompted a rapid acceleration in the introduction of new broadcasters and have increasingly led broadcasters to target a global audience. Content providers are increasingly offering their programming on a global scale. Broadcasters who appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience worldwide. These content providers rely upon networks with the ability to distribute across all continents in order to achieve global scale.

—	Expanding channel lineups. In the last decade, numerous new content providers have begun broadcasting. Competition between networks for audience and revenue dollars and competition between service providers for customers, as well as satellite providers’offering local channels and localized content, are all catalysts for a larger number of channels becoming available. According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. In 2003, there were 677 channels in the United States that targeted specific ethnic groups. There are also special interest broadcasters, such as the Baby Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. These new channels will lead to a greater volume of content to be distributed over satellite and terrestrial fiber networks globally. According to Euroconsult, the number of satellite television channels worldwide is expected to grow at a 10% compounded annual growth rate from 2004 to 2012.

—	New broadcasting technology. Increased high definition television (HDTV) adoption and digital simulcast are expected to lead to even greater increases in the number of channels available. At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as us. The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber optic networks. According to Informa Telecoms & Media, a market research firm, the number of homes with high definition television (HDTV) services is expected to increase by a compounded annual growth rate of 52% from 2005 to 2010.

—	Emergence of Internet protocol television (IPTV). New service providers offering video over broadband, or Internet protocol television (IPTV), open the door for new content providers to enter the industry. The provisioning of a network such as RRSat Global Network, which integrates satellite-based and terrestrial fiber optic capacity, will be required to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content created by Internet protocol television (IPTV). According to Informa Telecoms & Media, the number of homes with Internet protocol television (IPTV) services is expected to increase by a compounded annual growth rate of 57% from 2005 to 2010.

        These developments have been accompanied by strong economic growth and deregulation in many regions, which is stimulating demand from newly-authorized broadcasters, communication operators and direct-to-home service providers. Although the North American market is expected to continue to be the most significant broadcast market in the near term, the greatest growth is forecast for the Asia Pacific region.

      Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

        Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber optic networks for a variety of communications and entertainment applications.

        Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs. A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, “blanket” an entire coverage area with their signal, known as “point-to-multipoint” or “footprint” coverage. Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations. These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations. Recent technological innovations, such as high definition television (HDTV) programming, require far more satellite capacity to transmit a given amount of content than standard definition programming, and are expected to grow rapidly (especially in North America) as programmers seek to increase their audiences by offering sports and other entertainment programming where the high-definition format can enhance the content.

        The availability of transmission capacity accompanied by the growth in the number of broadcasters has increasingly led content providers and broadcasters to seek greater flexibility and a broader array of service offerings. For instance, when uplink services were provided only by monopoly national carriers, broadcasters had little choice but to commit to long-term, fixed transmission plans with few value-added services. A content provider who wanted to expand the geographic scope of its broadcasts needed to negotiate new terms with the carrier. Since the deployment of terrestrial fiber optic networks in the late 1990s, broadcasters have selectively turned to fiber-based delivery as an alternative method of transport for key events and other common broadcasting needs. In certain regional and trans-regional markets, terrestrial fiber optic networks provide a more cost-effective alternative for certain types of applications, such as “point-to-point” transmissions, than satellite capacity. Terrestrial fiber optic networks can provide certain benefits for intercontinental delivery of footage from pre-planned events and for other media activities, such as international video distribution for pre- and post-production.

        Teleports and Hybrid Satellite-Terrestrial Fiber Networks

        Satellites and terrestrial fiber networks both offer flexible and versatile transmission and networking, and they lend themselves well to a variety of communications and entertainment applications. Although often viewed as competing technologies, they are frequently used to complement each other for specific customer solutions.

        In order to maximize the benefits from these competing and complementary technologies, hybrid satellite-terrestrial fiber networks have emerged – networks running traffic over both satellite and terrestrial fiber systems which are interconnected via a gateway at a teleport facility. While teleports are the ground-based side of the global satellite network, they also provide terrestrial fiber networks with access to satellite transponders. Teleports offer comprehensive solutions by interconnecting via owned or leased terrestrial fiber networks and owned or leased satellite transponders. Teleports uniquely bridge incompatible systems and protocols and act as the hubs of broadband business-to-business networks.

        Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, systems integration to network management. According to a 2005 report by the World Teleport Association, in 2003 the teleport sector generated revenues of approximately $13 billion per year and was a critical component of the global satellite communications industry, producing over 23.0% of world satellite services revenue.

        The current teleport sector consists of four primary types of service providers, all with different strategies:

—	In-house broadcasters – a limited number of broadcasters that have internal content distribution and management capabilities, which they continue to use. Because these in-house operations serve only one customer, and the customer’s primary focus is producing rather than distributing or managing the content, these operations have limited capabilities. Dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

—	Telcos – telecommunications companies, some with business units focused on satellite services. Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to their own terrestrial network. Due to a lack of focus on the satellite and broadcasting sectors, these companies have had difficulty reacting to the dynamic needs of the industry, although some have carved out specialized business units to focus on satellite services.

—	Satellite fleet operators (hybrids) – satellite carriers that had typically offered only transmission, but which have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. These carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral, focus on providing transmission capacity and generally cannot offer content management services, and are reticent to compete with their customers who provide value-added services.

—	Independents – traditional teleport operators founded by entrepreneurs to exploit the liberalization of satellite services in major markets. Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks. Many of them are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

The RRSat Solution

        We integrate state-of-the-art content management services with global content distribution services to offer our customers comprehensive and flexible solutions, which allow our customers to broadcast to specific regions or expand to global broadcasts in a cost-effective manner. This is accomplished through services utilizing a combination of satellite transmission capacity, terrestrial fiber optic transmission capacity and the public Internet in a manner that is customized for each customer and its changing needs. We also provide comprehensive production and playout services for broadcast video and audio, as well as satellite newsgathering services (SNG).

        We operate our principal teleports in Israel, and use hosted teleports in the United States, Spain, Hong Kong, Serbia and Australia, to provide global distribution capabilities. Because of Israel’s unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa. By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia. Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one space segment.

        In addition, we do not own or operate a fleet of satellites or fiber optic network, which greatly reduces our capital expenditures. We lease capacity from owners of satellite fleets and fiber optic network providers, either on terms that obligate us to pay only for capacity that we actually use or by making a commitment and reserving blocks of capacity. This results in an efficient expense model that limits our fixed costs. We attempt to match lease obligations with customer commitments. At the same time, we have the ability to increase our capacity as and when required to meet customer needs. Because of our global reach and flexibility, we believe we offer an attractive rollout strategy that provides comprehensive services to broadcasters who initially wish to broadcast to one region but anticipate possible expansion into other regions.

        Content Distribution: Uplink, Downlink and Turnaround Services

        We are an innovative provider of comprehensive transmission services to the global broadcasting industry. We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis. We transmit to 29 satellites and receive transmissions from 52 satellites, which allow our customers’ content to be distributed to six continents. Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility or to Direct to Home consumers.

        Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport. We operate an array of more than 100 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia. These services are available on a continuous basis, monitoring for special events. We have also entered into service contracts on a long-term basis that involve dedicated downlinks from a total of 52 satellites, including those operated by Eutelsat, Intelsat, NSS, ArabSat, AsiaSat, Amos, Sirius, Thaicom, LMI, Telstar, AtlanticBird, TürkSat and HellasSat.

        Turnaround services involve the receipt and immediate re-transmission of broadcasts (for instance, receipt via a downlink or terrestrial fiber optic cables, and re-transmission via an uplink). This includes channel distribution and backhaul services (services through which our RRSat Global Network transmits a live feed from a remote location to a broadcaster’s central editing and broadcasting facilities), sports feeds, and other continuous and occasional feeds.

        We provide continuous year-round global distribution services via satellites or terrestrial fiber optic on a full-time basis to more than 295 television and more than 80 radio channels. Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents. The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

        Our principal teleport has more than 100 satellite dish antennas, ranging from 1.2 meters in diameter to 10.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems, and automatic fire detection and extinguishing systems.

        Our satellite services provide transmission over C-band (these frequencies, which have traditionally been used for video broadcasting, are less susceptible to terrestrial and atmospheric interference but require large antennas), Ku-band (these frequencies have shorter wavelengths and require more powerful transponders but use smaller dishes for reception) and Ka-band satellite transmissions (these frequencies have very short wavelengths and use much smaller dishes for reception, but offer large bandwidth). Our uplink services cover every significant population center. This allows us to offer comprehensive digital direct to home content management and distribution services to North America, Europe, the Middle East, Asia and Australia.

        In addition to offering services that are based on satellite transmission, we offer our customers services involving terrestrial fiber connectivity to and from a variety of international and domestic news services studios in Israel. Our fiber network extends to four continents, which allows our customers to choose a transmission medium or combination of media that best serves their individual needs in the most cost-effective manner. We provide Internet protocol television (IPTV, where a digital television service is delivered to subscribing consumers using the Internet Protocol over a broadband connection), DVB-S and DVB-S2 (the first and second generation European standards for digital video broadcasting–satellite) transmission capabilities. We also have the capability to support digital video broadcasting via terrestrial transmitters (DVB-T) when our customers introduce the use of this standard.

        Content Management: Production and Playout Services

        We operate an automated, high-capacity facility for content management services. Our services enable our customers to easily expand the number of channels they broadcast. We offer our customers flexible packages, which we deliver with a high degree of redundancy and availability. Our automated production and playout facilities offer a variety of value-added services:

Production Services

        Satellite News Gathering. We supplement the fixed uplink services we provide to customers with mobile and transportable uplink systems that operate throughout Israel, the territories administered by the Palestinian Authority and elsewhere in the Middle East. Our mobile satellite broadcasting vans are equipped with both analog and digital capabilities, with their own generators and uninterruptible power supply systems for high reliability.

        Flyaway Systems. We also maintain a full array of transportable flyaway systems, which are freestanding satellite uplink systems that can be disassembled and transported in packing cases to the scene of an urgent news story (these have been used primarily in Africa and in remote regions of Europe). Unlike satellite phone links, the flyaway systems provide full quality video and audio signals.

        Electrical News Gathering Crews and Packages. For the customers who use our satellite newsgathering systems and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering – cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer. Customers who use our external newsgathering services only need to provide their own reporters. These production services supplement our customers’ on-the-ground broadcasting capabilities.

        Studio Facilities. We offer a comprehensive range of studio services for broadcast video. We maintain terrestrial fiber optic connections on a full-time basis to various studios in Israel and the region, and we can obtain these studios for our customers’ use when needed. We recently established a Jerusalem studio facility, which is located to allow our customers to broadcast news reports against various familiar Jerusalem backgrounds

        Edit Suites. We also offer our customers extensive editing facilities in Israel to support their broadcasts, which provide them with all the equipment necessary for editing their programs, advertisements and promos.

Playout Services

        Digital Storage and Archive. We generally receive content directly from broadcasters on digital media (tapes or CDs), by satellite transmission, over leased terrestrial fiber optic telecommunications lines, over a broadband Internet connection, or through SmartJog, a global distribution and file transfer platform for content delivery. In some cases the content is received from our fleet of mobile satellite newsgathering units. Content that arrives on tapes or CDs is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

        Play-out and Play-lists. We compile a customer’s discrete programming and advertising content into a complete broadcast channel. We also compile a customer’s content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets. These broadcast variations can be augmented with the insertion of advertisements by market, with advertisements geared to each local audience. We then provide automated transmission services for these channels in accordance with our customer’s specific playlists.

        Audio Dubbing. We offer our customers the possibility to transmit the same program in different languages, by providing them with multi audio channels together with their video channel. This allows our customers to use the same transmission in multiple target markets.

        Subtitling. We offer our customers the possibility to provide their audiences with subtitles in a variety of languages. This also allows our customers to enhance their services while using the same transmission in multiple target markets.

        Time Delay. We offer our customers a time delay service for their transmitted channels, which enables the content to be aired at different times in different geographic markets.

        Standard Conversion. We provide our customers with fully-managed, multi-channel devices for tape playout, compatible with all broadcast formats (NTSC, PAL and SECAM). Our services include conversion from one format to another, depending on the target markets to which our customers wish to broadcast.

        Encryption/Encoding. For customers for whom investing in their own encryption system would not be economical, we provide in-house encryption and encoding capabilities, based upon technology that we license from a third party.

        Character Generator and SMS Insertions. This service permits our customers to insert various market-specific captions during a program, including advertisements and announcements received from viewers by SMS phone messages, thereby allowing our customers to generate additional revenues from advertisements and SMS charges.

        Network Supervision. We offer remote monitoring and control services, mostly through the public Internet, which allow our customers to supervise and alter the broadcasts that are transmitted from our facilities, remotely from their own facilities.

        Master Control Room/Control Satellite Center. We continuously monitor and control all signals going out and all signals received from satellites through our control room, which is manned 24 hours a day, 7 days a week.

Network

        Our RRSat Global Network comprises various leased satellite platforms, terrestrial fiber optic capacity and the use of the public Internet. Our principal teleport in Re’em and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 29 satellites and downlink services from 52 satellites. Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

        The following table lists the satellites from which we lease capacity by their primary regional coverage:

RRSat Global Network – Satellite Component

Europe	North America	Asia	MiddleEast	Africa	South America	Australia

Amos-1	Galaxy-25	Eutelsat-W5	Amos-1	AtlanticBird-1	Intelsat-907	Insat-2E(APR-1)
Amos-2	Intelsat-907	Insat-2E (APR-1)	Amos-2	Turksat-2A	Galaxy-23	Intelsat-10
AtlanticBird-1	AMC-4	Intelsat-4	AtlanticBird-1	Turksat-1C		Thaicom-5
Turksat-2A	Galaxy-23	Intelsat-8	Turksat-2A	Intelsat-10		Optus-B3
Eutelsat-W1		Intelsat-10	Hotbird-6	Intelsat-4		NSS-6
Hotbird-7A		Thaicom-5	Hotbird-8	Thaicom-5		Intsat-8
Hotbird-6		Telsat-10	Insat-2E	Intelsat 902
Hotbird-8		Asiasat-3S	Intelsat-10
Turksat-1C		Intelsat 902	Thaicom-5
Eutelsat-W2		ABS-1	Eutelsat-W1
Yamal-201
Turksat-1C
AtlanticBird-4

        A significant portion of the satellite capacity we use (26.3% as of March 31, 2007) is leased through the agreements described below with British Telecommunications plc, Eutelsat S.A., Intelsat Global Sales & Marketing Ltd. and The Türksat Satellite Operator Company:

—	British Telecommunications – British Telecommunications subleases us capacity on the Hotbird-8 Satellite, which primarily covers Europe. This sublease, providing 6.5% of our total satellite capacity as of March 31, 2007, extends for five and one half years and expires in October 2009.

—	Eutelsat – Eutelsat leases us capacity on the Hotbird-6 Satellite, which also primarily covers Europe. This lease, providing 7.5% of our total satellite capacity as of March 31, 2007, extends for 12 years and expires in September 2014, but may be terminated by either party without penalty after October 1, 2010.

—	Intelsat – Intelsat leases us capacity on the Galaxy-25 Satellite, which primarily covers North America. This lease, providing 5.3% of our total satellite capacity as of March 31, 2007, extends for 10 years and expires in July 2015, but may be terminated by us without penalty on July 1, 2010.

—	Türksat – Türksat subleases us capacity on the Hotbird-6 Satellite, which primarily covers Europe. This sublease, providing 7.1% of our total satellite capacity as of March 31, 2007, extends for 5 years and expires in November 2010, but may be terminated by RRSat with one year’s notice and payment of a termination penalty.

        Each of these agreements is subject to termination in the event of an uncured breach by the other party.

        At our principal Re’em teleport, we operate an array of more than 100 satellite dish antennas, ranging from 1.2 meters in diameter to 10.0 meters in diameter. In addition to our principal teleport, we own three auxiliary teleports elsewhere in Israel (Herzliya, Jerusalem and Tel-Aviv) and utilize hosted teleports in the United States, Spain, Hong Kong, Serbia and Australia.

        We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC and Pennsylvania), the United Kingdom, Russia, Israel, Italy and Australia.

        Our network is an all Internet Protocol network, regardless of whether we are transmitting via satellite or over terrestrial fiber optics or the Internet. Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization.

        Our network services costs amounted to $10.3 million in 2004, $15.2 million in 2005 and $22 million in 2006. As of December 31, 2006, our contractual commitments for the next five years under our operating network leases amounted to $75.4 million.

Customers

        Content providers who use our RRSat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters. In 2006, we had more than 260 continuous and occasional customers. Our top ten customers represented 54.1%, 41.0% and 42.4% of our revenues in 2004, 2005 and 2006, respectively, and no single customer accounted for more than 11.1%, 9.0% and 6.7% of our revenues during each of these periods, respectively. For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

        The following table alphabetically lists the top 7-9 channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services
Commercial Channels	Governmental Channels	Religious Channels	News Channels

Baby TV	Arirang TV (South Korea)	3 Angels Broadcasting	CBS
BK TV	IBA CH-33 (Israel)	CGN	Fox News
Canal Europe	Kurdsat	Channel New Life	Israel Channels (2, 5 and 10)
Conto TV	MRTV (Thailand)	God's Learning Channel	Al Jazeera Channel
Fashion TV	Thai Global Network	GOD TV	NBC News
I Media	Turkish Radio and Television	TCT	Russia Today
MGM	VTV-4 (Thailand)	The Word Network
Music Box
The Israeli Channel

Contracted Backlog and Agreements

        Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional two to five years. As of March 31, 2007 we had a contracted backlog totaling $120 million (without accounting for renewal of terms). Of this contracted backlog, $35 million related to services to be delivered in 2007, $36 million in 2008, $27 million in 2009, $14 million in 2010 and the balance related to services to be delivered through 2016. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements. As of March 31, 2007 the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately three years. For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

        As of March 31, 2007 we had 178 major long-term service contracts with 138 customers, of which 48 are due for renewal in the next 12 months. The pricing is typically project based. Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity. Approximately 75% of our agreements follow a “take or pay” format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration.

Sales and Marketing

        Our sales and marketing strategy is to tailor cost-effective solutions to customers’ needs based on geographic reach and technical suitability. We market and sell our services directly to broadcasters. Prospective customers include those who are already broadcasting through satellite transmission providers, those who are broadcasting through terrestrial means and wish to initiate satellite transmissions, and potential broadcasters who have not yet begun transmitting through either terrestrial or satellite means. We strive to present comprehensive solutions that reflect the optimal medium or media (satellite and terrestrial fiber optic transmission) for the customer’s specific requirements.

        We use a combination of a direct sales force and a network of third party agents and representatives. Our sales force and marketing team are based in Israel, and each sales manager is assigned a geographic region. In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, occasional use and production services. We assign a sales representative to maintain the relationship with each customer. The sales representative works together with our technical department to ensure that we understand the customer’s business and needs. They are supplemented by local agents and representatives, who provide familiarity with the local market and in some cases specialized technical knowledge.

        Strategic agreements with satellite fleet operators are an additional avenue by which we market our services. We have entered into strategic agreements with several satellite fleet operators, pursuant to which we jointly market our services. These agreements generally provide for the satellite fleet operators to market our value-added playout and production services to their customers, and in return we receive preferential rates on the related satellite transmission capacity.

        For example, we have entered into strategic arrangements with Eutelsat, Intelsat and Shin Satellite:

—	Eutelsat (Cross-Sale) – We have joined forces with Eutelsat to offer content providers efficient and reliable means for reaching Direct to Home platforms, cable headends, hotels and conference centers in south-east Asia using our digital video platform that utilizes Ku-bank capacity on Eutelsat-W5 satellite. We have agreed to pay Eutelsat for the capacity used by us in accordance with a pre-defined schedule. This agreement extends through September 2007 and provides for four automatic renewal periods of one year each.

—	Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Intelsat APR-1 satellite. This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite. We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat. The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services. This agreement extends through April 2008.

—	Shin Satellite (Cross-Sale) – We have joined forces with Shin Satellite to cooperate in packaging comprehensive transmission solutions for broadcasters and others acquiring satellite distribution using C-band capacity in Asia, Africa and Australia. The agreement, which extends through July 2008, provides that, during testing periods of potential customers, Shin Satellite will provide our potential customers with satellite capacity at no charge and we will provide Shin Satellite’s potential customers with teleport service at no charge.

        We also market our services by means of our corporate website (www.rrsat.com), advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

        We are active in industry organizations, and we are a member of the World Teleport Association and the Institute of Electrical and Electronics Engineers (IEEE).

Competition

        We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks. This content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators. Each of these service providers allows for the distribution of content and some also provide certain content management services. We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business. As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitor is GlobeCast, which is a subsidiary of France Telecom, and to a lesser degree Arqiva Limited, a subsidiary of Macquarie UK Broadcast Holdings Ltd.

        Most of our customers are broadcasters. A limited number of broadcasters, such as CNN, Fox and Sky, have internal content management and distribution capabilities, and therefore will not seek our services except on an occasional basis. However, we believe that most broadcasters who do not currently possess these capabilities will not establish their own content management and distribution systems since dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

        We also compete indirectly with telecommunications companies such as Belgacom SA (a Belgian telecommunications provider), Telespazio (an Italian telecommunications provider), Vyvx (owned by Level 3) and Telefónica S.A. (the incumbent Spanish telecommunications provider) in Europe, and REACH and Singapore Telecommunications in Asia, to the extent that they offer content management and distribution services. We believe that our competition with these companies is limited since they are tied to their own terrestrial network and mainly provide regional broadcasting while we focus on the provision of global content management and distribution service. In October 2005 the State of Israel sold its controlling interest in Bezeq – The Israel Telecommunications Corp. Ltd., the principal domestic telecommunications provider in Israel, to a private consortium. This consortium has announced its intention to sell Bezeq’s principal teleport at Emek Ha’Ela. The primary asset of this teleport is Inmarsat station 711, which provides telephony communication to ships and mobile devices, but the teleport could be used or expanded to provide video and audio transmission services, in which case it may be employed to compete with us.

        Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. Since we offer our customers a global network, then to the extent they expect their activities to include value added services, these ventures pose direct competition to our business. Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral. The satellite carriers that offer some value added services with which we compete include Intelsat and SES Americom. In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships. The largest of these fleet operators are Eutelsat, Intelsat, New Skies Satellites N.V. and SES Global.

        In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets. These operators include companies such as Crawford Communications, Ascent Media, Arqiva and Teleport Internacional Buenos Aires. The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent, mainly due to their global network and ability to innovate and react to the changing needs of customers. In addition, we face limited competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are GlobeCast, Eurocom (an Israeli telecommunications group) and Barak (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRSat Global Network. In addition, with the exception of GlobeCast and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

        We benefit from the current excess capacity that exists with respect to satellite and terrestrial fiber optic transmission networks. We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. The current excess capacity in satellite and terrestrial fiber optic transmission capacity allows us to lease and offer capacity on competitive terms. We would be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio broadcast to decrease, since satellite fleet operators and terrestrial fiber optic networks might engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them. In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

        In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another. In these situations, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price. Such competitive factors include: a satellite’s technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite. In addition, purchase decisions may be based upon the satellite operator’s country of origin and ownership. The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits. Because customer contracts are generally for terms of five years or more, there is limited movement of existing customers from one service provider to another.

Regulation

        Satellite and fiber optic transmission services are highly regulated industries, both in Israel and internationally. Obtaining and maintaining the required approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time. The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time. Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated. If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure could result in decreased revenue, increased costs and a decline in our profitability.

        We are also subject to fees associated with the regulatory and licensing requirements discussed above. The countries, territories and institutions that regulate us could change these fees at any time. Significant increases in the fees to which we are subject in a particular jurisdiction could negatively impact our plans to provide services in that jurisdiction or our profitability.

Israeli Regulation

Ministry of Communications

        The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals. The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement. Our current license is scheduled to expire on July 31, 2008. In addition to our operating license, we have been granted a license to provide satellite telemetry services, which allows us to provide back-up telemetry services for certain satellites. This license is scheduled to expire on the earlier of March 31, 2010 and the expiration of a service agreement to provide back-up telemetry services to our customer which is due to expire during 2008. The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel.

        Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

        In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRSat are permitted without the prior approval of the Ministry of Communications, provided that:

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Minister within 21 days of learning of such transfer; and

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRSat), we must notify the Minister within 21 days of learning of such transfer and request the consent of the Minister for such transfer.

        Should a shareholder, other than our shareholders prior to our initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

        In accordance with the provisions of our amended licenses, any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by the licenses. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

        As long as our articles of association include the provisions described above and we act in accordance with such provisions, the breach of these provisions by our shareholders in a manner that could cause their beneficial holdings to be converted into dormant shares will not serve in and of itself as the basis for the revocation of our licenses. Our articles of association contain the provisions described above.

        The amendments to our licenses that provide for the dormant shares mechanism described above do not apply to our shareholders prior to our initial public offering.

        Under Israeli law, the Israeli Prime Minister and the Ministry of Communications, at the request of the Ministry of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of radio frequencies required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the downlink of imagery data in Israel, is a vital service. If such an order is issued, the Prime Minister and the Ministry of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us. These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company. In addition, if such an order is issued with respect to us, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

        Further, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Ministry of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves. During such an emergency period, the Ministry of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.

        To date we have been able to obtain all necessary telecommunications licenses for the conduct of our business, but there can be no assurance that we will be able to renew or maintain the necessary licenses in the future.

Ministry of Environmental Protection

        Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980, or the Pharmacists Regulations, issued under the Pharmaceutics Ordinance, the Ministry of Environmental Protection is empowered to grant erection permits and operation permits for our antennas and other radiation generating equipment. The Ministry of Environmental Protection has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of antennas.

        We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment. We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Committee for No-Ionization Radiation Protection.

        The Non-Ionizing Radiation Law (5766-2006), enacted on January 1, 2006, defines the various powers of the Ministry of the Environmental Protection as they relate, among other things, to the grant of permits for antenna sites, and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which went into effect on January 1, 2007, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites requires a building permit for such site(s). Operation of an antenna site without a permit from the Ministry of Environmental Protection may result in criminal and civil liability to us or to our officers and directors.

Local Building and Zoning Permits

        The Planning and Building Law requires that we receive a building permit for the construction of most of our antennas. The local committee or local licensing authority in each local authority is authorized to grant building permits. The local committee examines the manner in which an application for a building permit conforms to the plans applying to the parcel of land that is the subject of the application, and the extent to which the applicant meets the requirements set forth in the Planning and Building Law.

        One of the requirements for obtaining a building permit for antenna sites is the submission of an undertaking to indemnify the local committee for claims relating to the depreciation of the surrounding property value as a result of the construction or existence of the antenna.

        The erection and operation of our Re’em teleport site requires building permits from local and regional zoning authorities. One of our permits will expire in February 2008 if we are unable to extend it prior to that date.

        We lease an additional approximately 56,000 square feet pursuant to a lease that was entered into in June 2004 and which expires in June 2008, with an option to extend the term for an additional five years. We currently do not have satellite dishes on this site. If we decide to use this site in the future for our satellite dish antennas or other services, we will be required to obtain certain permits and licenses from local and regional zoning authorities.

Other Licenses and Permits

        The use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained.

        The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining. We believe that we will be able to obtain the permit.

International Regulation

        We are subject to the regulatory regime of each country in which we propose to provide our services. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries.

        The teleports we use in countries other than Israel are owned and operated by third parties. We believe our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

        Although we believe that we, our customers or our suppliers, as the case may be, will be able to obtain all required licenses and authorizations and comply with applicable laws, treaties and regulations necessary to operate effectively, there can be no assurance that we or they will be successful in doing so.

        In the event that we seek to own and operate teleports in countries other than Israel, we may be required by those countries to obtain appropriate licenses, approvals, or operational authority to own and operate earth stations and other teleport facilities.

        In the United States, the FCC regulates satellite and other radiocommunication services. Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act of 1934, as amended, or the Communications Act. We could seek to obtain such a license on either a common carrier or private carrier basis. The United States has restrictions on direct and indirect foreign ownership of companies holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radiocommunication facilities on a common carrier basis. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

        Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or fiber) must obtain a certificate of public convenience and necessity under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over lines of communication. The FCC simplified the Section 214 certification requirement by granting “blanket authority” to permit common carriers providing interstate services to construct or operate domestic transmission lines without obtaining prior Section 214 authorization, but did not extend this blanket authority to common carriers providing international services or to interstate common carriers acquiring transmission lines through an acquisition of corporate control. We believe that we are currently operating as a private carrier, and therefore do not require Section 214 authorization from the FCC. If we acquire a teleport in the future and choose to operate as a common carrier rather than a private carrier, we will need to obtain an international Section 214 authorization in addition to the Title III license described above.

        In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review both Title III and Section 214 license applications and can require the applicant to enter into an agreement addressing any national security concerns before the license is granted.

C. Organizational structure

        We are organized under the laws of the State of Israel. We have the following two subsidiaries, which we wholly own:

—	Benchanson Holdings Limited, a limited liability company organized under the laws of the Republic of Cyprus.

—	RRSat Global Communications Inc., a corporation incorporated under the laws of the State of Delaware

D. Property, plants and equipment

        We lease approximately 112,000 square feet at our main teleport in Re’em, Israel. We occupy approximately 41,000 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2011 following our exercise of an extension option. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans. We lease an additional approximately 56,000 square feet adjacent to our principal teleport pursuant to a lease that was entered into in June 2004 and which expires in June 2008, with an option to extend the term for an additional five years.

        In May 2006 we entered into a new lease for approximately 3,500 square feet in Re’em, Israel, adjacent to our principal teleport. The new lease is for an initial term of approximately 18 months, and we have an option to extend the term for up to an additional 8 years.

        Our corporate headquarters are located in an industrial park in Omer, Israel, a suburb of Beersheba. The headquarters consist of 1,000 square feet and are leased under an agreement we entered into in February 1, 1998 with Datacom L.R. Communications Ltd., or Datacom, a company controlled by our Chief Executive Officer, David Rivel (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”).

        In addition to these facilities, we lease approximately 220 square feet in Herzliya, Israel that serve as an auxiliary teleport, pursuant to a lease that is renewed on a monthly basis. Since August 2005 we have also been leasing a 9,300 square feet broadcasting studio facility located in Jerusalem, Israel. The studio facility lease expires in July 2010 with an option to extend the term for an additional period, of either five or ten years at our election.

        In April 2007, we entered into a memorandum of understanding for the lease of approximately 6,460 square feet in Jerusalem to be used for studios and offices. The lease expires on April 2012 with an option to extend the term for two additional periods of five years each. We have not taken possession of the offices and we are obligated to commence payment of the rent under this lease in May 2008, with a right to terminate the agreement prior to such date provided that we have not used the premises prior to such date.

        In May 2007 we entered into two lease agreements for the lease of two office spaces, one of approximately 430 square feet and the other of approximately 170 square feet, in Jerusalem, Israel, to be used for temporary studios and offices. These leases expire in December 2007.

        In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 538,200 square feet near Galon, Israel, to be used for erecting our new teleport. In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence building the site of our new teleport within eighteen months as of the date the approval of the allocation of the land, and to finish the building by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty nine years as of the date of the approval of the allocation of the land. We have not yet commenced to develop the site.

        We believe that our current leases are adequate to meet our needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our financial statements, including the related notes, and should be read in conjunction with them. You can find our financial statements in “Item 18 – Financial Statements.”

A. Operating results

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRSat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 295 television channels and more than 80 radio channels, covering more than 150 countries.

        We lease our transmission capacity from satellite and terrestrial fiber optic network providers to fulfill the distribution requirements of our customers. By leasing capacity as required, we minimize our capital expenditure and reduce excess capacity in our network. Consequently, our network can be expanded substantially without having to incur significant capital expenditures. Most of our capital expenditures relate to transmission and playout equipment. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network. Most of our customers have entered into long-term contracts with us, and these contracts represent the majority of our revenues. This allows us to minimize capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues.

        We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer.

        We formed the company in 1981. In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we formed the “RRSat Global Network” concept and entered into the global content management and distribution services market. In the last five years, RRSat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber optic lines and the public Internet. In 2003, we opened our playout center. Today we provide playout services to more than 79 television channels for distribution through our RRSat Global Network.

        We see a significant financial advantage in strategically leasing our global network. Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

        Revenues. We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 375 television and radio channels (see Item 4 “Information on the Company” for a detailed description of the services that we provide).

        Most of our revenues are from monthly services provided to our customers under long-term contracts. In 2006, 91% of our revenues were generated from long-term contracts and 9% of our revenues were generated from occasional services provided to existing customers or to new customers.

        Contracted Backlog. Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years. Of our $120 million of contracted backlog as of March 31, 2007, $35 million are related to services to be delivered in 2007, $36 million in 2008, $27 million in 2009, $14 million in 2010 and the balance related to services to be delivered through 2016. Of our $120 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $96 million, or 80%, is related to obligations to be provided under non-cancelable agreements and $24 million, or 20%, is related to obligations to be provided under cancelable agreements. Of our $24 million contracted backlog that relates to cancelable agreements, $5 million relate to services to be delivered in 2007, $10 million relates to services to be delivered in 2008 and $9 relates to services to be delivered from 2009 through 2011. Most of our cancelable agreements (72%) may be canceled by an advanced notice of between 30 to 120 days, while 27% of our cancelable agreements may be canceled at certain predefined exit dates and 1% may be canceled by the customers’ payment of a penalty equal to between one and six months’ fees. We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. As of March 31, 2007, the weighted average remaining duration of our contracted backlog was approximately three years.

        Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements. Our contracted backlog for future services as of December 31, 2005 and 2006 was $91.2 million and $114.4 million, respectively. The increase in contracted backlog from December 31, 2005 to December 31, 2006 was the result of additional new customer contracts and expansion and renewal of existing customer contracts.

        Pricing. Various market forces affect the pricing of our services. We sell our services at prevailing market prices, which vary based upon the regions to which the distribution is required by our customer, the type of service, the network capacity for the distribution needs, the duration of the service under contract and the supply of additional value-added services. In general, each service is tailored to the customer’s needs and is priced accordingly.

        Geographic Revenue Breakdown. We have historically derived revenues from customers based in different geographical areas. The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2004 through 2006, by the geographical locations of our customers. Most of our contracts are denominated in U.S. dollars. The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2004	2005	2006
	(as a percentage of total revenues)

North America	10.1%	16.9%	20.6%
Europe	43.3	40.5	41.5
Asia	18.6	16.5	11.6
Israel	18.3	15.3	13.0
Middle East (other than Israel)	9.1	9.1	10.8
Rest of world	0.5	1.7	2.5

Total	100%	100%	100%

        We expect that, as a result of our contemplated expansion of our operations in the U.S. and Asia, the percentage of revenues that we derive from customers located in North America and Asia will increase.

        Customers and Customer Concentration. We supply our services to customers all over the world and our sales are derived from a large number of individual customers. During 2006, our revenues were derived from more than 260 customers. In 2006, our ten largest customers accounted for 42.4% of total revenues, and no single customer accounted for more than 6.7% of our total revenues. It is our policy to require a deposit for the last one to three months of service from most of our customers. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

        Cost of Revenues. Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services), salaries and depreciation of transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers such as satellite space segment and teleport services and fiber network leases. We lease our space segment capacity pursuant to long-term contracts. We can terminate approximately 20.0% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause. We lease approximately 70.0% of our space segment capacity on a non-preemptible basis, providing our network a higher level of reliability to our customers and assurance in the case of service outage. We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution. Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts. If we are unable to increase our services prices, our gross profit may decline.

        Gross Profit. Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis. When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity. We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.

        Sales and Marketing Expenses. Our sales and marketing expenses consist of salary and related expenses for our direct sales force and success based agent fees for our agents. Our agreements with agents are nonexclusive unless the agent has identified a potential customer, in which case he will be granted exclusivity for the sales process with such customer. If the agent is successful, her or his fees are payable during the term of the customer contract and are conditioned on the performance of the contracts, and therefore, we recognize those fees over the contract’s term. Those fees may be a percentage of the marginal profit from the individual customer contract or a percentage of the contract value. We expect that our selling expenses will continue to increase as we expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers in the United States and Asia, while continuing to employ our strategy in other parts of the world of additionally working with local marketing and sales agents, who are familiar with their local markets, needs and cultures. The expansion of our sales and marketing efforts as described above entail an increase of our direct sales force, resulting in increased wages, travel and overhead costs and additional success based agent fees, and an investment in marketing activities to create local brand recognition. We could also face additional expenses depending on the location of our new local teleports and playout centers.

        General and Administrative Expenses. Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services. It includes management fees to our principal shareholders that amounted to $420 thousand in 2004, $600 thousand in 2005 and $600 thousand in 2006 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”). Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management’s opinion, adequately reflect the loss included in those debts the company is unlikely to collect. The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt and past experience. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting, and as we incur additional expenses relating to our being a publicly traded company, such as legal and accounting expenses, expenses relating to our directors’ and officers’ insurance policy and expenses associated with the implementation of the procedures required by the Sarbanes-Oxley Act. We intend to fund these expenses from our working capital.

        Depreciation and Amortization Expense. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service. We generally depreciate teleport related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years.

        Share-based Compensation. Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses results from the granting of options to employees under the fair-value based method of accounting (calculated using the Black-Scholes model) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. The intrinsic value of the options outstanding as of December 31, 2006, was $1,384 million, all related to unvested options. The intrinsic value of the restricted share units outstanding as of December 31, 2006, was $1,374 million.

        Interest and Marketable Securities Income. Interest and marketable securities income represents interest income earned (mainly on bank deposits) and gains from marketable securities invested through a broker in Israel.

        Currency Fluctuation and Other Financial Income (Expenses), Net. Currency fluctuation and other financial income (expenses), net primarily result from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency. Other financial income (expenses) relate to bank charges. We expect our currency fluctuation and other financial income (expenses), net to be volatile as a result of fluctuations of the exchange rates between the US dollar and other currencies denominating our transactions, mainly the Euro and the NIS.

        Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative. Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be. For example, in 2004, we entered into supply agreements denominated in Euro with a vendor in the UK, while the Euro is neither our functional currency nor the functional currency of the UK vendor. In these cases, SFAS 133 requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period. This adjustment is included in a separate line on the statement of operations entitled “changes in fair value of embedded currency conversion derivatives.” We believe we have been able to reduce the net foreign currency exposure by matching the relevant contracts to various similarly denominated revenue contracts with our customers. However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components are not separately accounted for as derivatives. As a result, the separation of this currency derivative for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts’ terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts’ currencies (usually the Euro). The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities. For additional information regarding SFAS 133, see “Application of Critical Accounting Policies – Foreign Currency Embedded Derivatives” below.

        Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes. We are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. On July 25, 2005, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2006 the tax rate was reduced to 31.0% and in 2007 the tax rate will be reduced to 29.0%, in 2008 – 27.0%, in 2009 – 26.0% and from 2010 onward the tax rate will be 25.0%. Furthermore, beginning in 2010, upon reduction of the corporate income tax rate to 25.0% capital gains will be subject to tax at the rate of 25.0%. Current and deferred tax balances as of December 31, 2005 and 2006 are calculated in accordance with the new tax rates provided in the tax reform. The effect of the change on the financial statements as of the beginning of 2005 is a decrease in income tax expense in the amount of $60 thousand.

        We were granted in 2006 an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. See Item 10.D. “Additional Information – Taxation – Taxation in Israel – Law for the Encouragement of Capital Investments, 1959” for more information about our “approved enterprise” status. In 2006, we realized tax exemptions and reductions resulting from the “approved enterprise” status in an aggregate amount of $146 thousand.

        Expansion Plans. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

Application of Critical Accounting Policies

        Our significant accounting policies are more fully described in Note 1 to our financial statements in Item 18. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations.

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results may differ from these estimates under different conditions. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

        Functional and Reporting Currency. Our accounting records are maintained in NIS and U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which our operations are conducted and expected to be conducted in the future. Therefore the U.S. dollar has been determined to be our functional currency. Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the current exchange rate. Gains and losses from the transaction of foreign currency balances are recorded in the statement of operations.

        Provision for Doubtful Accounts. The financial statements include specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the loss included in those debts whose collection is doubtful. Doubtful debts, which according to management’s opinion, are unlikely to be collected, are written-off from the company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

        Income Taxes. We account for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

        Fair Value of Embedded Currency Conversion Derivatives. We account for derivatives and hedging activities in accordance with SFAS 133, as amended, which requires that derivatives instruments within its scope be recorded on the balance sheet at their respective fair value.

        We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enter into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

        Accounting for Stock-Based Compensation. We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for options granted prior to December 31, 2005 and SFAS 123R for options and restricted share units grants after January 1, 2006. The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period. As described in Note 11 to our financial statements included in Item 18, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model with certain assumptions that are significant inputs. The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option. These estimates introduce significant judgment into determining the fair value of stock-based compensation awards. The grant date fair value of the restricted shares units is calculated using the share price at the date of grant.

        Recent Accounting Pronouncements. In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We do not currently expect FIN 48 to have a material impact on our financial position, results of operations or cash flows.

Results of Operations

        The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2004	2005	2006
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$23,767	$31,311	$43,284
Cost of revenues	14,065	19,798	27,451

Gross profit	9,702	11,513	15.833

Operating expenses:
Sales and marketing	1,383	1,704	1,831
General and administrative	2,002	2,356	3,588
One time fees associated with the IPO	--	--	1,000

Total operating expenses	3,385	4,060	6,419

Operating income	6,317	7,453	9,414
Interest and marketable securities income	75	140	450
Currency fluctuation and other financial income
(expenses), net	(115)	(2)	374
Changes in fair value of embedded currency conversion
derivatives	1,465	(1,375)	243
Other income, net	184	36	4

Income before taxes on income	7,926	6,252	10,485
Income taxes	2,756	2,007	3,180

Net income	$5,170	$4,245	$7,305

Basic income per ordinary share	$0.47	$0.33	$0.53

Diluted income per ordinary share	$0.46	$0.33	$0.53

Weighted average number of ordinary shares used to compute
basic income per ordinary share	11,050,200	12,921,300	13,746,467

Weighted average number of ordinary shares used to compute
diluted income per ordinary share	11,289,600	13,034,700	13,793,694

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

	Year ended
	December 31, 2005		December 31, 2006
	(in thousands and as a percentage of total revenues)

Revenues	$31,311	100%	$43,284	100%
Cost of revenues	19,798	63.2	27,451	63.4

Gross profit	11,513	36.8	15.833	36.6

Operating expenses:
Sales and marketing	1,704	5.4	1,831	4.2
General and administrative	2,356	7.5	3,588	8.3
One time fees associated with the IPO	--		1,000	2.3

Total operating expenses	4,060	13.0	6,419	14.8

Operating income	7,453	23.8	9,414	21.8
Interest and marketable securities income	140	0.4	450	1.0

Currency fluctuation and other financial income (expenses), net	(2)	0.0	374	0.9

Changes in fair value of embedded currency conversion derivatives	(1,375)	(4.4)	243	0.6
Other income, net	36	0.1	4	0.0

Income before taxes on income	6,252	20.0	10,485	24.2
Income taxes	2,007	6.4	3,180	7.3

Net income	$4,245	13.6	$7,305	16.9

        Revenues. Revenues were $43.3 million for the year ended December 31, 2006, an increase of 38.2%, from $31.3 million in 2005. The increase in revenues was primarily due to an $11.3 millionincrease in revenues from long-term service contracts and an increase of $700 thousand in revenues from the provision of occasional services.

        Cost of Revenues. Cost of revenues was $27.5 million for the year ended December 31, 2006, an increase of 38.7%, from $19.8 million in 2005. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $21.7 million in the period ended December 31, 2006, an increase of 42.8%, from $15.2 million in 2005.

        As a percentage of total revenue, cost of revenues increased from 63.2% in 2005 to 63.4% in 2006.

        The other principal components of cost of revenues include depreciation and amortization which were $2.3 million in 2006, an increase of 27.8% from $1.8 million in 2005. This increase is directly attributable to the increase in fixed assets which grew as a direct result of the addition of customers on our network.

        Sales and Marketing Expenses. Sales and marketing expenses were $1.8 million in the year ended December 31, 2006, an increase of 7% from $1.7 million in 2005. As described below, the increase in salaries, wages and benefits was mainly offset by a decrease in agents and commission fees paid to third parties. Sales and marketing expenses as a percentage of revenues were 5.4% and 4.2% in 2005 and 2006, respectively.

        Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 20.5% and 38.4% of our total sales and marketing expenses in 2005 and 2006, respectively. Salaries, wages and benefits increased $350 thousand from $350 thousand in 2005 to $700 thousand in 2006 due to an increase in the number of employees and salary adjustments that occurred in January 2006 and due to an increase in performance based bonus paid to an employee.

        Agents and commission fees paid to third parties comprised 67.2% and 49.8% of our total sales and marketing expenses in 2005 and 2006, respectively. Agent fees decreased $300 thousand from $1.2 million in 2005 to $900 thousand in 2006 due to a decrease in commissions paid to an agent for certain long term contracts.

        General and Administrative Expenses. General and administrative expenses were $3.6 million in the year ended December 31, 2006, an increase of 50% from $2.4 million in 2005. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in salaries, wages and service fees paid to our general and administrative officers and employees and an increase in expenses on provision for doubtful accounts. As a percentage of revenues, general and administrative expenses were 7.5% and 8.3% in 2005 and 2006, respectively.

        Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 49.5% and 4.7% of our total general and administrative expenses in 2005 and 2006, respectively. Salaries, wages and service fees expenses increased by $500 thousand from 2005 to 2006 mainly due to an increase in the number of employees and bonus paid due to our company’s performance.

        Management fees of $600 thousand paid to our principal shareholders did not change from 2005 to 2006.

        Expenses on provision for doubtful accounts increased by $478 thousand from $212 thousand in the year ended December 31, 2005 to $690 thousand in the year ended December 31, 2006. The increase is due to an increase in accounts receivables that management has assessed as doubtful. This is associated with the increase in the balance of our accounts receivables due to increased business activities.

        One Time Fees Associated with the IPO. We incurred in the fourth quarter of 2006 a one-time expense of $1.0 million in connection with the termination of Datacom’s option to purchase ordinary shares in consideration for $500 thousand, and in connection with special management fees that we paid to Del-Ta Engineering and Kardan Communications in an aggregate amount of $500 thousand. See Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions – One Time Fees Associated with the IPO” and “–Employment Agreements”.

        Interest and Marketable Securities Income. Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $450 thousand in the year ended December 31, 2006, an increase of $310 thousand from interest and marketable securities income of $140 thousand in the same period of 2005. This increase is primarily the result of interest earned on the net $47.4 million net proceeds from our initial public offering in November 2006.

        Currency Fluctuation and Other Financial Income (Expenses), Net. Currency fluctuation and other financial income, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $374 thousand in the year ended December 31, 2006, an increase of $376 thousand from currency fluctuation and other financial expenses, net of $2 thousand in 2005. The increase is primarily the result of changes in the exchange rates of the dollar versus the Euro and versus the NIS.

        Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives was an income of $243 thousand in the year ended December 31, 2006, compared to an expense of $1.4 million in 2005. The change in the year ended December 31, 2005 is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 to 1.1839 U.S. dollar/EURO as of December 31, 2005 and the respective change in the value of the U.S. dollar-EURO forward contracts. The change in the year ended December 31, 2006 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.1839 U.S. dollar/EURO at the end of 2005 to 1.3170 U.S. dollar/EURO as of December 31, 2006 and the respective change in the value of the U.S. dollar-EURO forward contracts.

        Income Taxes. Income taxes were $3.2 million in the year ended December 31, 2006, an increase of 58.4% from $2.0 million in 2005. The increase is primarily due to the increase in income before taxes on income partially offset by the decrease in tax rates from 34% in 2005 to 31% in 2006 and by our first application of the approved enterprise reduced tax rate that has resulted in tax reduction of approximately $150 thousand. In addition, the taxes on income in the year ended December 31, 2006 include an expense of $100 thousand for previous years taxes as a result of a settlement agreement signed with the Israeli tax authorities with respect to the years 2001 to 2003.

        Net Income. Net income was $7.3 million in the year ended December 31, 2006, an increase of 72.1% from $4.2 million in 2005. The increase is due to an increase in operating income of $2.0 million and an increase in income from changes in fair value of embedded currency conversion derivatives of $1.7 million, which was only partially offset by an increase in income taxes of $1.2 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

	Year ended
	December 31, 2004		December 31, 2005
	(in thousands and as a percentage of total revenues)

Revenues	$23,767	100%	$31,311	100%
Cost of revenues	14,065	59.2	19,798	63.2

Gross profit	9,702	40.8	11,513	36.8

Operating expenses:
Sales and marketing	1,383	5.8	1,704	5.4
General and administrative	2,002	8.4	2,356	7.5

Total operating expenses	3,385	14.2	4,060	13.0

Operating income	6,317	26.6	7,453	23.8
Interest and marketable securities income	75	0.3	140	0.4
Currency fluctuation and other financial income, net	(115)	(0.4)	(2)	0.0
Changes in fair value of embedded currency conversion derivatives	1,465	6.2	(1,375)	(4.4)
Other income, net	184	0.8	36	0.1

Income before taxes on income	7,926	33.3	6,252	20.0
Income taxes	2,756	11.6	2,007	6.4

Net income	$5,170	21.8	$4,245	13.6

        Revenues. Revenues were $31.3 million for the year ended December 31, 2005, an increase of 31.7%, from $23.8 million in 2004. The increase in revenues was primarily due to an increase in monthly payments under long-term service contracts of which about $6.0 million are attributable to new customers.

        Cost of Revenues. Cost of revenues was $19.8 million for the year ended December 31, 2005, an increase of 40.8%, from $14.1 million in 2004. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $15.2 million in the period ended December 31, 2005, an increase of 47.6%, from $10.3 million in 2004.

        As a percentage of total revenue, cost of revenues increased from 59.2% in 2004 to 63.2% in 2005. The increase in cost of services as a percentage of revenue is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers. The utilization of the network in 2004 was at a maximum level.

        The other principal components of cost of revenues include depreciation and amortization which were $1.7 million in 2005, an increase of 34.2% from $1.3 million in 2004. This increase is directly attributable to the increase in fixed assets which grew as a direct result of the addition of customers on our network.

        Sales and Marketing Expenses. Sales and marketing expenses were $1.7 million in the year ended December 31, 2005, an increase of 23.2% from $1.4 million in 2004. The increase in the dollar amount of sales and marketing expenses is the result of the growth in our business. Sales and marketing expenses as a percentage of revenues were 5.8% and 5.4% in 2004 and 2005, respectively.

        Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 18.3% and 20.5% of our total sales and marketing expenses in 2004 and 2005, respectively. Salaries, wages and benefits increased $100 thousand from $260 thousand in 2004 to $360 thousand in 2005 due to an increase in the number of our employees and salary raises.

        Agents and commission fees paid to third parties comprised 73.3% and 67.2% of our total sales and marketing expenses in 2004 and 2005, respectively. Agent fees increased $200 thousand from $1.0 million in 2004 to $1.2 million in 2005 due to additional fees paid with respect to new contracts.

        General and Administrative Expenses. General and administrative expenses were $2.4 million in the year ended December 31, 2005, an increase of 17.7% from $2.0 million in the same period of 2004. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in management fees paid to our shareholders and an increase in expenses for doubtful accounts. As a percentage of revenues, general and administrative expenses were 8.4% and 7.5% in 2004 and 2005, respectively

        Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 57.7% and 49.5% of our total general and administrative expenses in 2004 and 2005, respectively. Salaries, wages and service fees expenses increased by $26 thousand from 2004 to 2005.

        Management fees paid to our shareholders increased by $180 thousand from $420 thousand in 2004 to $600 thousand in 2005, mainly due to an increase in our operational activities.

        In the year ended December 31, 2005, expenses on provision for doubtful accounts were $212 thousand, whereas in the year ended December 31, 2004, there were no expenses on provision for doubtful accounts. These expenses in 2005 were mainly due to the write-off of accounts receivable in the amount of $249 thousand during 2005.

        Interest and Marketable Securities Income. Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $140 thousand in the year ended December 31, 2005, an increase of $65 thousand from interest and marketable securities income of $75 thousand in the same period of 2004. This increase is primarily the result of increased gain on marketable securities in 2005.

        Currency Fluctuation and Other Financial Income (Expenses), Net. Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $2 thousand in the year ended December 31, 2005, a decrease of $113 thousand from currency fluctuation and other financial expenses, net of $115 thousand in 2004. This decrease is primarily the result of changes in the exchange rates of the dollar versus the Euro and versus the NIS.

        Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives was an expense of $1.4 million in the year ended December 31, 2005, compared to income of $1.5 million in 2004. This change is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 to 1.1839 U.S. dollar/EURO at the end of 2005, and the respective change in the value of the U.S. dollar-EURO forward contracts.

        Income Taxes. Income taxes were $2.0 million in the year ended December 31, 2005, a decrease of 27.2% from $2.8 million in the same period of 2004. The decrease is primarily due to the decrease in income before taxes on income as well as the decrease in tax rates from 35% in 2004 to 34% in 2005.

        Net Income. Net income was $4.2 million in the year ended December 31, 2005, a decrease of 17.9% from $5.2 million in 2004. The decrease is due to the non cash change in fair value of embedded currency conversion derivative net of deferred taxes of $1.9 million, which was only partially offset by an increase in operating income of $1.1 million.

Selected Quarterly Financial Information

        The following tables set forth our unaudited quarterly statements of operations for each of the eight quarters ended December 31, 2006 as well as this data expressed as a percentage of our revenues for the quarter presented. You should read these tables in conjunction with our financial statements and accompanying notes included in Item 18. We have prepared this unaudited information on the same basis as our audited financial statements.

	Quarter ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
	(in thousands)

Revenues	$7,024	$7,216	$7,853	$9,218	$9,423	$10,281	$11,539	$12,041
Cost of revenues	4,184	4,376	5,321	5,917	5,913	6,514	7,326	7,698

Gross profit	2,840	2,840	2,532	3,301	3,510	3,767	4,213	4,343

Operating expenses:
Sales and marketing	450	488	343	423	490	387	524	430
General and administrative	557	634	526	639	812	809	969	998
One time fees associated with the IPO	-	-	-	-	-	-	-	1,000

Total operating expenses	1,007	1,122	869	1,062	1,302	1,196	1,493	2,428

Operating income	1,833	1,718	1,663	2,239	2,208	2,571	2,720	1,915
Interest and marketable securities
income	52	3	73	12	55	28	39	328
Currency fluctuation and other
financial income (expenses), net	128	(38)	41	(133)	3	226	(2)	147
Changes in fair value of embedded
currency conversion derivatives	(505)	(816)	(47)	(8)	122	74	26	21
Other income, net	9	-	-	27	-	4	-	-

Income before taxes on income	1,517	867	1,730	2,137	2,388	2,903	2,783	2,411
Income taxes	(474)	(246)	(569)	(717)	(828)	(880)	(808)	(664)

Net income	$1,043	$621	$1,161	$1,420	$1,560	$2,023	$1,975	$1,747

As a Percentage of Revenues

	Quarter ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	59.6	60.6	67.8	64.2	62.8	63.4	63.5	63.9

Gross profit	40.4	39.4	32.2	35.8	37.2	36.6	36.5	36.1

Operating expenses:
Sales and marketing	6.4	6.8	4.4	4.6	5.2	3.8	4.5	3.6
General and administrative	7.9	8.8	6.7	6.9	8.6	7.9	8.4	8.3
One time fees associated with the IPO	-	-	-	-	-	-	-	8.3

Total operating expenses	14.3	15.5	11.1	11.5	13.8	11.6	12.9	20.2

Operating income	26.1	23.8	21.2	24.3	23.4	24.9	23.6	15.9
Interest and marketable securities
income	0.7	0.0	0.9	0.1	0.6	0.3	0.3	2.7
Currency fluctuation and other
financial income (expenses), net	1.8	(0.5)	0.5	(1.4)	0.0	2.2	(0.0)	1.2
Changes in fair value of embedded
currency conversion derivatives	(7.2)	(11.3)	(0.6)	(0.1)	1.3	0.7	0.2	0.2
Other income, net	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0

Income before taxes on income	21.6	12.0	22.0	23.2	25.4	28.1	24.1	20.0
Income taxes	(6.8)	(3.4)	(7.3)	(7.8)	(8.8)	(8.6)	(7.0)	(5.5)

Net income	14.8	8.6	14.8	15.4	16.6	19.5	17.1	14.5

B. Liquidity and capital resources

        Principal Sources and Uses of Liquidity. Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities. We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers. We usually use our working capital to pay our suppliers, although we may utilize the lines of credit provided to us by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $0.8 million) when an obligation to pay a supplier precedes the receipt of payments from customers. At present we only utilize small portions of these lines of credit (€650 thousand from the Bank Leumi credit line and NIS400 thousand from the Bank Igud credit line) to provide guarantees required under four of our long term contracts with our suppliers. Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers. We believe that our present working capital is sufficient for our present requirements.

        We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment and can vary between $5 million to $15 million per teleport, depending, among other things, on the location of the teleport and the time it will take to establish the local teleport.

        Taking into account our expansion plans, we believe that our cash generated from operations and cash balances, including our net proceeds from our initial public offering in November 2006, will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Cash and Cash Equivalents; Marketable Securities. Cash and cash equivalents were $51.4 million at December 31, 2006, an increase of $49.3 million from December 31, 2005. The increase is primarily attributable to our $47.4 million net proceeds from our initial public offering. Cash and cash equivalents were $2.1 million at December 31, 2005, which is an increase of $370 thousand from December 31, 2004. This increase is primarily attributable to cash provided by operating activities off set by cash used for investment activities and for dividend paid to shareholders.

	Year ended December 31,
	2004	2005	2006
	(in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$4,609	$5,845	$9,819
Net cash used in investing activities	(2,889)	(2,980)	(5,902)
Net cash provided by (used in) financing activities	(3,266)	(2,494)	45,416

Increase (decrease) in cash and cash equivalents	(1,546)	371	49,333
Cash and cash equivalents - beginning of year	3,235	1,689	2,060

Cash and cash equivalents - end of year	$1,689	$2,060	$51,393

Operating Activities

        For the year ended December 31, 2006, net cash provided by operating activities was $9.8 million, an increase of $4.0 million from $5.8 million of net cash provided by operating activities for the year ended December 31, 2005. The increase resulted primarily from the $3.1 million increase in net income, the $3.3 million increase in deferred income resulting primarily from deposits received in connection with new customer contracts and the increase of $1.9 in accounts payable resulting from an our increased business activities and increase in related expenses, partially offset by increase of $5.2 million in accounts receivable resulting from the increase in our revenues and business activities during 2006, as well as trade receivables collected after the date of the balance sheet. For the years 2005 and 2004, net cash provided by operating activities was $5.8 million and $4.6 million, respectively.

Investing Activities

        For the year ended December 31, 2006, we used $5.9 million for capital expenditures related to our new studio facilities in Jerusalem as well as for teleport and playout equipment. For the years 2005 and 2004, we used $3.0 million and $2.9 million, respectively. For the years 2005 and 2004, we used $3.1 million and $3.3 million respectively for capital expenditure of teleport and playout equipment.

Financing Activities

        During the year ended December 31, 2006, we paid a dividend to our shareholders in the amount of $2.0 million. We paid dividends to our shareholders in the amounts of $2.5 million and $4.5 million for the fiscal years 2005 and 2004, respectively.

        In November 2006, we completed our initial public offering and raised net proceeds of $47.4 million in exchange for the issuance of 4,195,000 of our ordinary shares. In 2004, we raised approximately $1.4 million in exchange for the issuance of shares.

C. Research and development, patents and licenses, etc.

        Not applicable.

D. Trend information

        See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-balance sheet arrangements

        Not applicable.

F. Tabular disclosure of contractual information

        We have lease agreements for our facilities. One agreement ends on December 31, 2011 and has a five-year extension option. Another agreement will end on June 30, 2008 and another one ends on July 31, 2010 and has an extension option of either five or ten years. In May 2006, we entered into another lease agreement that ends in December 31, 2007 and has an eight-year extension option.

        We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fee.

        We enter into long term contracts with suppliers for leases of network (satellite and fiber optic) and teleport services. Approximately 80% of these contractual commitments as of December 31, 2006 do not provide for early termination, or impose a significant penalty for early termination. The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

        The following are the contractual commitments at December 31, 2006, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)

Operating Leases	$705	$216	$323	$166	-
Operating Car Leases	243	118	125	-	-
Operating Network Leases	75,417	21,601	34,916	12,677	6,223

Total	$76,365	$21,935	$35,364	$12,843	$6,223

G. Safe harbor

        Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

        Our directors and executive officers as of the date of this Annual report are as follows:

Name	Age	Position(s)

Gilad Ramot (1)(5)	56	Chairman of the Board
David Rivel	60	Chief Executive Officer and Director
Gil Efron	41	Chief Financial Officer
Lior Rival	34	Vice President - Sales and Marketing
Ziv Mor	31	Chief Technology Officer
Maya Rival	31	Vice President - Operations
David Assia (2)(3)(4)(5)	55	Director
Amit Ben-Yehuda (5)	43	Director
Yigal Berman (1)(4)	58	Director
Avi Kurzweil	40	Director
Vered Levy-Ron (2)(3)(4)	40	Director
Alexander Milner (1)	68	Director
Ron Oren	35	Director

(1)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the Securities and Exchange Commission (see explanation below)

(3)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

        Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering, a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering since January 2001. He serves as the Chairman of the Board of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Del-Ta Elkon Mechanical Products Ltd., an importer of bearing and mechanical components, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces’ Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

        David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors. Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication. He is responsible for the development and implementation of our strategy, our business development and the overall management of our company. He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association. He is the father of Lior Rival, our vice president of Sales and Marketing, and Maya Rival, our Vice President – Operations.

        Gil Efron has been our Chief Financial Officer since January 2006. From September 2005 until February 2006, Mr. Efron served as Chief Financial Officer of Earnix Ltd., a software company, and from August 2002 to March 2005, Mr. Efron served as Chief Financial Officer of Proficiency Ltd., a software company specializing in product data engineering collaboration. Prior to that he served in various finance positions, including as Chief Financial Officer of IP Planet Network Ltd., a satellite communications services and interactive television software development company, and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers. Mr. Efron is a certified public accountant in Israel and holds a B.A. in Economics and Accounting and an M.A. in Business Administration from the Hebrew University of Jerusalem.

        Lior Rival has been our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003. Mr. Rival holds a B.A. in Management and Communication from the Tel-Aviv Open University. He is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice – President Operations.

        Ziv Mor has been our Chief Technology Officer since December 2006. From January 2003 until December 2006 Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997. Mr. Mor holds a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences and is currently completing a B.Sc. in Technology Business and Management at Holon Academic Institute of Technology.

        Maya Rival has been our Vice President – Operations since November 2006, after having served in different technical roles in our company from 1998 until 2000, and after serving as our Administration Manager since 2000. In her current position as Vice President – Operations, Ms. Rival is responsible for our Administration, Human Resources and Logistics departments. She is the daughter of David Rivel, our Chief Executive Officer, and the sister of Lior Rival, our Vice President – Sales and Marketing.

        David Assia, a member of our board of directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and has served there in various positions, including as a director, Chairman of the Board of Directors and Chief Executive Officer, since 1983. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Software Houses. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

        Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications, a holding company that focuses in communication companies, which is one of our principal shareholders. Prior to becoming Chief Executive Officer of Kardan Communications in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications from January 2005 to January 2006 and Vice President Business Development of Kardan Communications from October 1999 to January 2005. From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel. Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996. He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Baby First TV LLC. Mr. Ben Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

        Yigal Berman, a member of our board of directors since June 1993, is Vice President, Chief Financial Officer and Secretary of InterGamma, one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering). Mr. Berman serves as the Chairman of the Board of Directors of Ophthalmic Imaging Systems (OTCBB: OISI), an affiliate of InterGamma that provides imaging systems solutions to the eye care community, as well as a director of various subsidiaries of InterGamma, including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, and Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

        Avi Kurzweil, a member of our board of directors since January 2006, is the Chief Financial Officer and a director of Kardan Communications and Chief Executive Officer of Kardan Technologies Ltd. Prior to becoming Chief Financial Officer of Kardan Communications in August 2000, Mr. Kurzweil was Chief Financial Officer of AlphaCard Ltd., a franchise operator of Visa Credit Cards in Israel from early 1997 to August 2000. He currently serves as a director of Ophir Optronics Ltd., a company engaged in precision infrared optic components and laser measurement equipment, which is publicly traded on the Tel-Aviv Stock Exchange, and of several private companies, including IVP Video Productions Ltd. Mr. Kurzweil holds a B.A. in Economics and Accounting from Bar-Ilan University and is a certified public accountant in Israel.

        Alexander Milner, a member of our board of directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd., Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronic Systems Ltd. Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

        Vered Levy-Ron, a member of our board of directors since January 2007, is the founder and president of DaLi Advisory, a business consulting firm for corporations and executives.  Prior to founding DaLi Advisory in September 2005, Ms. Levy-Ron served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

        Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd. Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006. Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of InterGamma, including Del-Ta Engineering, Orpak Systems Ltd. and O.R.T. Technologies Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

        Our directors, Gilad Ramot, David Rivel, Amit Ben-Yehuda, Yigal Berman, Avi Kurzweil and Ron Oren were appointed in accordance with a December 2000 shareholders agreement among our principal shareholders, as amended in December 2003. The agreement was terminated in connection with our initial public offering in November 2006. The term of each of our directors, other than our Outside Directors, will expire at the time of our 2007 annual general meeting of shareholders. Please also see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions” for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B. Compensation

        The aggregate direct compensation we paid to our executive officers as a group (5 persons) for the year ended December 31, 2006 was $2.0 million. This amount includes $38 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $1.2 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers’ employment agreements. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below) and pursuant to a management services agreement that was entered into in March 2004 and was terminated in connection with our initial public offering in November 2006 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”). In addition, we granted our directors and executive officers 86,340 restricted share units during 2006.

        Prior to our initial public offering in November 2006, we paid an annual fee in consideration for the services of our directors as follows: $30 thousand for our Chairman of the Board, $20 thousand for our Chief Executive Officer, and $15 thousand for any other director. Fees payable for services of a director who was employed by one of our principal shareholders were paid to the shareholders and not to the individual director.

        Since our initial public offering, we pay each director an annual fee of $17 thousand, $500 per each meeting of the board attended and $500 per each meeting of a committee attended, unless such meeting is held immediately before or after a board meeting, in which case, the fee for such meeting is $200. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee for such action is $150. The compensation of our outside directors is the same as the compensation of all our other directors.

        As of December 31, 2006, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our directors and executive officers (one person), at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of June 2012 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”), and (ii) 86,340 restricted share units granted to our directors and executive officers (6 persons). Other than as specified in the share ownership table under Item 7 “Major Shareholders and Related Party Transactions,” none of our directors and officers holds more than 1% of our outstanding shares.

C. Board practices

        Our current board of directors consists of nine directors, including two outside director as required by Israeli law.

        Other than the outside directors, who are subject to special election requirements under Israeli law, our directors are elected by cumulative voting of the shareholders present, in person or by proxy, at a shareholders meeting convened for that purpose. At the election of directors, each shareholder so present shall be entitled to as many votes as shall equal the number of ordinary shares held by such shareholder multiplied by the number of directors to be elected at the meeting, and such shareholder may cast all of such votes for a single director nominee or may distribute them among any number of directors nominees as it may see fit. Although cumulative voting does not assure minority representation, it may facilitate the ability of a significant minority shareholder or a group of minority shareholders to elect one or more directors.

        Any increase in the number of our directors above nine members requires an amendment of our articles of association and approval by a supermajority vote of seventy-five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions. A general meeting may remove a director during the term by a simple majority vote (except for outside directors, who can be removed only in accordance with the Israeli Companies Law of 1999, or the Companies Law).

        David Rivel and Del-Ta Engineering are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him solely with respect to the election of directors. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel’s election to our board of directors. For a detailed description of this agreement, see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”.

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

Corporate Governance Requirements

        The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. Our Board of Directors has determined that each of Messrs. Assia, Berman, Milner and Ramot and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Mr. Assia and Ms. Levy-Ron qualifies as an independent director under the respective requirements of the Securities and Exchange Commission and NASDAQ. Within one year of the completion of our initial public offering in November 2006, we intend to change the composition of our audit committee such that all members of our audit committee will qualify as independent directors under the respective requirements of the Securities and Exchange Commission and NASDAQ. See Item 16D. “Exemption from the Listing Standards for Audit Committee.”

        In addition, since we are deemed a foreign private issuer, the NASDAQ Marketplace Rules generally allow us to follow our home country rules of corporate governance. Therefore, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law, and we follow our home country rules in connection with shareholder approval requirements and related party transactions’ approval requirements. We also do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. For a discussion of the requirements of Israeli law in this regard, see Item 10.B. “Additional Information – Memorandum and articles of association – Fiduciary Duties and Approval of Related Party Transactions,” “– Shareholders” and “– Anti-Takeover Provisions.” In addition, we do not distribute hard copies of our annual and interim reports to our shareholders.

Outside Directors

        We are subject to the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have elected in January 2007. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law. Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules and has “financial and accounting expertise”.

        A person may not serve as an outside director if at the date of the person’s election or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

—	an employment relationship,

—	a business or professional relationship maintained on a regular basis,

—	control, and

—	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

        An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Director and senior management” is an office holder.

        A person may not serve as an outside director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any outside director is to be elected all members of the board are of the same gender, then the outside director to be elected must be of the other gender. There is also a restriction on interlocking boards: A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company. Until the lapse of two years from the termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person.

        Outside directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

—	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

        The Companies Law provides for an initial three-year term for an outside director, which may be extended for additional three-year terms, subject to certain requirements. An outside director may be removed only by the same special majority required for his or her election or by a court, and then only if the outside director ceases to meet the statutory qualifications for election or if he or she breaches a duty of loyalty to our company. In the event of a vacancy in the position of an outside director, if there are then fewer than two outside directors, our board of directors is required under the Companies Law to call a special shareholders meeting as promptly as practical to elect a new outside director. David Assia and Vered Levy-Ron are our outside directors under the Companies Law. Their term of office will expire in 2010.

        Outside directors may be compensated only in accordance with regulations adopted under the Companies Law. The compensation of an outside director must be determined prior to the person’s consent to serve as an outside director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order. Our outside directors receive the same compensation we pay our other directors (see “Compensation” above).

Committees of the Board of Directors

        Our board of directors has established an audit committee and a compensation committee.

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of a controlling shareholder’s respective relatives. In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee. Our audit committee consists of Yigal Berman and our two outside directors, David Assia and Vered Levy-Ron, who are also independent as required by the listing requirements of the NASDAQ Global Market as they apply to foreign private issuers. Within one year of the completion of the initial public offering in November 2006, we intend to change the composition of our audit committee such that all members of our audit committee will be independent in accordance with the listing requirements of the NASDAQ Global Market as they apply to foreign private issuers. Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months.

        The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation Committee. Our compensation committee consists of three directors, Gilad Ramot, Amit Ben-Yehuda and David Assia, our outside director. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. Within one year of the completion of the initial public offering in November 2006, we intend to change the composition of our compensation committee such that all members of our compensation committee will be independent in accordance with the listing requirements of the NASDAQ Global Market.

Internal Auditor

        Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The primary role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. T he internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. Our internal auditor is Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu.

D. Employees

        As of March 31, 2007, we had 126 employees, of whom 100 were in operations, 9 were in sales and marketing, and 17 were in general and administration. As of December 31, 2006, we had 122 employees, of whom 95 were in operations, 9 were in sales and marketing, and 18 were in general and administration; as of December 31, 2005, we had 107 employees, of whom 90 were in operations, 5 were in sales and marketing, and 12 were in general and administration; as of December 31, 2004, we had 90 employees, of whom 77 were in operations, 3 were in sales and marketing, and 10 were in general and administration; and as of December 31, 2003, we had 52 employees, of whom 43 were in operations, 1 was in sales and marketing, and 8 were in general and administration. Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.

        All of our employees are located in Israel. Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor. These provisions principally concern the maximum length of the work day and the work week for employees. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time. In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

        Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund a portion of our ongoing severance obligations by making monthly payments for severance insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with wages. They currently range from 9% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

E. Share ownership

Share Ownership by Directors and Executive Officers

        For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A. “Major Shareholders and Related Party Transactions – Major shareholders.”

2006 Israel Equity Incentive Plan

        We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2006 Israel Equity Incentive Plan, was approved by the Israeli Tax Authority.

        Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that are available for grant under our plan is 441,000, which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

        As of December 31, 2006, we had granted 105,840 restricted share units under the plan, all of which were outstanding on that date. No other awards were granted under the plan as of December 31, 2006.

        We have requested the Israeli Tax Authority to approve our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options for tax purposes.

        Restricted shares, restricted share units and options granted under our equity incentive plan will generally vest over four years from the grant date. Any option not exercised within ten years of the grant date will expire unless extended by the compensation committee. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

        If during the sixty-day period after termination of employment, the employee is subject to a “blackout period” pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, then the employee may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five days after the blackout period is lifted; or (b) sixty days from the date of termination of employment.

        An employee who terminates his or her employment with us due to retirement or disability may exercise his or her options within one year of the date of retirement or within two years of the date of the disability. Any rights upon vested restricted share or vested restricted share units shall be delivered to the employee to the extent that they were vested within the thirtieth day after employment terminates. Any expired or unvested options, restricted shares, restricted share units restricted return to the plan for reissuance.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

        The following table shows information as of June 4, 2007 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,242,300 ordinary shares outstanding as of June 4, 2007. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRSat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	--	--
David Rivel (2)	2,418,280	14.00%
Gil Efron	--	--
Lior Rival	--	--
Maya Rival	--	--
Ziv Mor	--	--
David Assia	--	--
Amit Ben-Yehuda	--	--
Yigal Berman	--	--
Avi Kurzweil	--	--
Vered Levy-Ron	--	--
Alexander Milner	--	--
Ron Oren	--	--
All directors and officers as a group (13 persons)(2)	2,418,280	14.00%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (3)	6,085,800	35.30%
Kardan Communications Ltd. (4)	4,233,600	24.55%

(1)	Excludes outstanding restricted share units that do not vest within 60 days of June 4, 2007.

(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us. Includes currently exercisable options to purchase 37,800 ordinary shares at an exercise price of $5.60 per share. These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us. The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. InterGamma Investment Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns shares of Rapac Communication & Infrastructure Ltd. representing approximately 80% of the voting power of Rapac Communication & Infrastructure Ltd. Mr. Tanhum Oren beneficially owns shares of InterGamma Investment Ltd. representing approximately 63% of the voting power of InterGamma Investment Ltd. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 ordinary shares and may be deemed the beneficial owner of additional 2,418,280 ordinary shares that are directly held by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in InterGamma Investment Ltd.

(4)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us. The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd. Kardan N.V., also a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns shares of Kardan Israel Ltd. representing approximately 78% of the voting power of Kardan Israel Ltd.

        According to our transfer agent, as of June 4, 2007, Cede & Co., the nominee of The Depository Trust Company, was the only holder of record of our ordinary shares in the United States, holding 4,542,420 ordinary shares representing approximately 26.3% of outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B. Related party transactions

Shareholders Agreements

        In December 2000, we entered into an agreement with our shareholders, pursuant to which each of Del-Ta Engineering, Kardan Communications, Gmul Amgal Investments Ltd. and David Rivel were granted the following rights: anti-dilution protection, preemptive rights, the right to appoint directors to our board of directors, specified veto rights, rights of first refusal and registration rights. The December 2000 agreement also provided for the payment of management fees to our principal shareholders. See “Management Services Agreements” below. This agreement was amended in December 2003, among other things, to revise the terms relating to the election of directors. In 2004, Gmul Amgal Investments Ltd. sold all of its ordinary shares in our company to our other shareholders. The agreement was terminated in connection with our initial public offering in November 2006.

        Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement. Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel’s election to our board of directors. In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees. Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal. The shareholders agreement has an initial term of three years that commenced at the time of our initial public offering in November 2006. At the end of each year, the agreement will automatically extend for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term. Furthermore, the agreement will terminate on the earlier of the date (i) on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) Mr. Rivel is no longer our chief executive officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our chief executive officer.

        In October 2006, our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, entered into an agreement providing each principal shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications. The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees. Each principal shareholder shall have the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale. The agreement has an initial term of three years that commenced at the time of our initial public offering in November 2006. At the end of each year, the agreement will automatically extend for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term. Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder’s holdings represent less than 10% of our outstanding share capital.

Registration Rights Agreement

        Our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, to whom we refer to as the entitled shareholders, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

        Demand Registration Rights. At any time beginning no earlier than six months after the closing of our initial public offering in November 2006, each of the three entitled shareholders has the right, on no more than one occasion, to demand that we register ordinary shares under the Securities Act, subject to certain limitations, including that the aggregate offering price to the public equals at least $5 million. We may defer the filing of any registration statement for up to 120 days once in any 12-month period if our board of directors determines that the filing would be detrimental to our shareholders and us. The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

        Form F-3 Registration Rights. At any time after we become eligible to file a registration statement on Form F-3, the entitled shareholders may, subject to certain terms and conditions, require us to file a registration statement on Form F-3, provided the aggregate offering price to the public, not including the underwriters’ discounts and commissions, equals at least $2 million. However, we shall not be required to effect more than two registrations on Form F-3 in any twelve-month period, and we may, in certain circumstances, defer the registration for up to 120 days once in any 12-month period if our board of directors determines that the filing would be detrimental to our shareholders and us. The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

        “Piggyback” Registration Rights. In addition, the entitled shareholders received piggyback registration rights with respect to the registration under the Securities Act of ordinary shares. In the event we propose to register any ordinary shares under the Securities Act either for our account or for the account of other shareholders, the entitled shareholders will be entitled to receive notice of the registration and to include shares in any such registration, subject to limitations. Piggyback registration rights are also subject to the right of the underwriters of an offering to limit the number of shares included in the registration. We may terminate or withdraw any piggyback registration prior to the effectiveness of the registration whether or not any entitled shareholder has elected to include securities in the registration.

        Expenses of Registration. All expenses in effecting these registrations, including the reasonable fees and expenses of one counsel for the selling shareholders in the event that our counsel does not make itself available for the selling shareholders for this purpose, with the exception of underwriting discounts and selling commissions, will be borne by us. However, we will not pay for the expenses of any demand registration or F-3 registration if the request is subsequently withdrawn by the entitled shareholders, subject to specified exceptions.

        Expiration of Registration Rights. The registration rights described above will expire, with respect to each holder, on the earlier of: (i) the date that the holder is eligible to sell all of its shares subject to these registration rights under Rule 144(k) of the Securities Act within any 90-day period; and (ii) the lapse of five years following the completion of our initial public offering. If, after five years, any shares cannot be sold without any volume limitations in any 90-day period without registration in compliance with Rule 144(k) of the Securities Act, we agreed to use our best efforts to assist such entitled shareholder in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.

Management Services Agreements

        The December 2000 agreement referred to above provided that we enter into management services agreements with each of the shareholders that were party to the agreement, pursuant to which (i) Del-Ta Engineering received an annual management fee in the amount of $100 thousand; (ii) Each of Kardan Communications and Gmul received an annual management fee in the amount of $50 thousand; and (iii) David Rivel received an annual management fee in the amount of $20 thousand. Accordingly, in April 2001, we entered into management agreements with Del-Ta Engineering, Kardan Communications and David Rivel, pursuant to which they were required to provide us with specified management and consulting services in consideration for the amounts stated above. These agreements provided for a three year term. The payments pursuant to these agreements aggregated $220 thousand in 2001, $220 thousand in 2002 and $220 thousand in 2003. All amounts of management fees set forth above and below do not include value added tax, or VAT (currently 15.5%).

        In March 2004, we entered into new agreements with Del-Ta Engineering, Kardan Communications and David Rivel, which superseded the April 2001 management services agreements effective as of January 2004. These agreements set forth the management and consulting services that such shareholders were obligated to provide us and the annual management fees payable thereunder as follows: (i) $220 thousand to Del-Ta Engineering; (ii) $100 thousand to Kardan Communications; and (iii) $100 thousand to David Rivel. These agreements provide for a one year term and were extended each year thereafter. In 2005, the annual management fees payable under the agreements were increased such that: (i) Del-Ta Engineering was entitled to an annual management fee of $285 thousand; (ii) Kardan Communications was entitled to an annual management fee of $205 thousand; and (iii) David Rivel was entitled to an annual management fee of $110 thousand. The payments pursuant to these agreements aggregated $420 thousand in 2004, $600 thousand in 2005 and $600 thousand in 2006.

        In October 2006, we entered into a new agreement with Del-Ta Engineering and Kardan Communications, which superseded the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with David Rivel effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications. This agreement provides for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications. Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.

One Time Fees Associated with the IPO

        In the fourth quarter of 2006, we paid each of Del-Ta Engineering and Kardan Communications a one-time payment of $250 thousand for special management services rendered to us during 2006 beyond the services they were required to provide pursuant to the management services agreements described above, including consulting services relating to market evaluation and strategy planning in preparation for our initial public offering, determination of the appropriate securities market for us, selection of underwriters and contribution to the preparation of the prospectus relating to our initial public offering.

Employment Agreements

        In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom, a company controlled by Mr. Rivel, which was amended in September 2006, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer. We believe this agreement is equivalent to an employment agreement. The term of the agreement is through December 31, 2011. Either party may terminate the agreement upon 180 days’ prior written notice. If we elect to terminate the agreement on or prior to December 31, 2008, other than as a result of (A) a material breach by Datacom or Mr. Rivel, or (B) Mr. Rivel’s death, we will pay Datacom a fee in the amount of $250 thousand plus VAT. If the agreement is terminated as a result of Mr. Rivel’s death, we will pay Datacom a fee in the amount of $300 thousand plus VAT.

        Pursuant to the agreement, Datacom was entitled to NIS 102,700 plus VAT per month through December 2006 and to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT beginning January 2007 as compensation for Mr. Rivel’s services as our Chief Executive Officer. Datacom is also entitled to a bonus of 6% of our annual net income up to $4 million in 2006 and up to $1 million thereafter, 8% of our annual net income above $4 million and up to our historical highest annual net income in 2006 and above $1 million and up to our historical highest annual net income thereafter, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income. For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income. In addition, the agreement provides that the 2006 bonus shall not be less than the 2005 bonus. We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

        Pursuant to this agreement, Datacom was granted options to purchase a total of 233,100 ordinary shares. Under the agreement, Mr. Rivel can elect to exercise the options personally. The options will vest in five installments over a period of four years, beginning on December 31, 2006, when approximately (1)/6 of the options vested. These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share. Unvested options will expire upon termination of the service agreement and vested options will expire 6 months following termination of the services agreement.

        In addition, we granted Datacom an option to purchase ordinary shares in the event that we consummate an initial public offering of our shares (or a similar transaction, such as a reverse merger with a public company) prior to December 31, 2009. The option was exercisable only in whole into a number of shares equal to 5% of our issued share capital immediately prior to the offering at an exercise price equal to 85% of the initial offering price per share. However, pursuant to the terms of the agreement, on June 22, 2006, we exercised a right to terminate the option in consideration for a one-time payment of $500 thousand that was paid in the fourth quarter of 2006.

        We have also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

        We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom for any reason other than as a result of Mr. Rivel’s death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part, which shall extend between 12 and 24 months depending on the date the Datacom agreement terminates or expires, $150 thousand if the agreement terminates on or before December 31, 2008, $350 thousand if the agreement terminates during 2009, $450 thousand if the agreement terminates during 2010 and $650 thousand if the agreement terminates or expires during 2011. In the event the Datacom agreement terminates on or before December 31, 2008, we will not be required to make this payment to Mr. Rivel if we decide not to enforce such undertaking.

        We also have employment agreements with Lior Rival, our Vice President – Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Vice-President Operations, who is the daughter of David Rivel. These agreements can be terminated at will without notice, except as required by Israeli law. The terms of their employment are substantially similar to the terms of employment of company employees in comparable positions. The compensation paid to Lior Rival is included in the aggregate direct compensation amount reported under Item 6 “Directors, Senior Management and Employees – Compensation.”

Commercial Agreements

—	In February 2006, we entered into a service agreement with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 30.0% of the share capital and one of our directors serves as a director. Under this agreement, BFTV LLC agreed to purchase from us international playout and uplink services over a period of three years in consideration for monthly payments of $31.4 thousand until May 31, 2006 and $33.7 thousand for the remainder of the agreement’s term. In November 2006, we entered into an amendment to this agreement for additional services, pursuant to which the monthly payments were increased to $40.0 thousand for the remainder of the agreement’s term.

—	In January 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and fiber connectivity services in consideration for monthly payments of $10.1 thousand.

—	In May 2001, we entered into a service agreement with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 40.0% of the share capital and one of our directors serves as a director. Under this agreement, IVP-Ivory Video Productions Ltd. agreed to purchase from us certain video link and satellite transmission services over an initial period of two years (which was later on extended for an additional period of five and a half years), in consideration for monthly payments of $39.4 thousand. According to the agreement, we are responsible and bear all of the costs for obtaining all permits from all authorities required in Israel for the performance of the services.

—	Our corporate headquarters in Omer, Israel are currently leased under an agreement with Datacom, entered into in February 1998. The agreement provides for monthly lease payments of $1 thousand.

Guarantees and Obligations

        InterGamma, the indirect parent of Del-Ta Engineering, guarantees our obligations under our July 2001 satellite services agreement with Spacecom Satellite Communications Company Ltd. InterGamma’s guarantee is in the amount of $185 thousand for the duration of one of the service agreements with Spacecom which expires on November 1, 2007. InterGamma also provided a guarantee in the amount of $175 thousand, for the duration of a second service agreement with Spacecom which has been extended on a month to month basis since December 1, 2006. Kardan Communications has agreed to indemnify InterGamma to the extent it is required to make payments under these guarantees up to a specified percentage of the payments made.

        In addition, InterGamma agreed with the Ministry of Communications to cause us to fulfill our obligations under our principal license from the Israeli Ministry of Communications.

Indemnification and Insurance

        We have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers and purchased directors’ and officers’ liability insurance. The insurance, indemnification and exculpation agreements and our articles of association require us to indemnify our directors and officers to the full extent permitted by law. See Item 10.B. “Additional Information – Memorandum and articles of association – Exculpation, Indemnification and Insurance of Directors and Officers.”

C. Interests of experts and counsel

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

        You can find our financial statements in Item 18 “Financial Statements.”

Legal proceedings

        We are not party to any material litigation and are not aware of any pending or threatened litigation that could have a material adverse effect upon our business, operating results or financial condition.

Dividend policy

        We distributed to our shareholders cash dividends of $4.5 million, $2.5 million and $2.0 million in 2004, 2005 and 2006, respectively. However, for the foreseeable future, we do not expect to pay cash dividends to our shareholders. We intend to reinvest any future earnings in developing and expanding our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        The distribution of dividends may be limited by Israeli law, which permits the distribution of dividends only out of profits, and may be subject to Israeli withholding taxes. See Item 10.B. “Additional Information – Memorandum and articles of association – Dividends” and Item 10.D. “Additional Information – Taxation – Taxation in Israel,” respectively.

B. Significant changes

        Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

        Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST.” Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low sale prices for our ordinary shares for the periods indicated as reported by the NASDAQ Global Market.

        The following table sets forth, for the fourth quarter of 2006 (from November 1, 2006), the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market:

	High	Low

2006
Fourth quarter (from November 1, 2006)	$15.89	$11.25

        The following table sets forth, for the most recent six months, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market:

Most recent six months	High	Low

December 2006	$14.20	$11.25
January 2007	$13.54	$11.30
February 2007	$13.93	$10.35
March 2007	$14.74	$12.40
April 2007	$16.12	$12.83
May 2007	$20.18	$15.12
June 2007 (through June 26, 2007)	$20.60	$16.20

        On June 26, 2007, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $18.85 per share. According to our transfer agent, as of June 4, 2007, there were four holders of record of our ordinary shares.

B. Plan of distribution

        Not applicable.

C. Markets

        Our ordinary shares have traded publicly on the NASDAQ Global Market under the symbol “RRST” since November 1, 2006.

D. Selling shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the issue

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

        Not applicable.

B. Memorandum and articles of association

Incorporation

        We were incorporated under the laws of the State of Israel in August 1981. Our registration number with the Israeli Registrar of Companies is 51-089629-3. Our purpose under our memorandum of association is to engage in any business permitted by law.

Ordinary Shares

        Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share. As of June 4, 2007, we had 17,242,300 ordinary shares outstanding.

        The holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except in the election of directors in which our shareholders are entitled to cumulative voting (see Item 6.C. “Directors, Senior Management and Employees – Board practices”). Holders of our ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

        In the event of our liquidation, dissolution or winding up, after payment of all of our debts and liabilities, the holders of our ordinary shares are entitled to share ratably in all assets. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future. Our ordinary shares have no preemptive or conversion rights or other subscription rights.

        The Companies Law and our articles of association provide that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class, unless otherwise provided for in the terms of the issuance of such class.

Shareholder Meetings

        Under the Companies Law, an annual meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as special shareholders meetings. The board of directors also is required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of at least 5% of our share capital, provided they hold at least 1% of the voting rights in our company; or the holder or holders of at least 5% of the voting rights in our company. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1/3% of the voting power. A meeting adjourned for lack of a quorum will be adjourned to the next day at the same time and place, or any time and place as our directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of the issued and outstanding share capital. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting does not have an additional or casting vote.

        As described above under Item 4.B. “Information on the Company – Business Overview – Regulation –Israeli Regulation – Ministry of Communications,” any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by our licenses. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

Resolutions

        All resolutions at shareholders meetings will be deemed adopted if approved by the holders of a majority of the voting power represented and voting at the meeting, except for the following decisions which require a different majority:

        (1)        a voluntary liquidation – a majority of 75% of the shareholders voting at the shareholders meeting is needed.

        (2)        a compromise or arrangement between a company and its creditors or shareholders, reorganization, stock split and reverse stock split have to be approved by the majority in number of the persons participating in the vote (except for abstentions) together holding three quarters of the value at the vote. In addition, these resolutions must be approved by a court.

        (3)        election and dismissal of directors (except for outside directors) – see Item 6.C. “Directors, Senior Management and Employees – Board practices.”

        (4)        amendment to the articles of association.

        (5)        nomination and dismissal of an outside director – see Item 6.C. “Directors, Senior Management and Employees – Board practices – Outside directors.”

        (6)        related party transactions – see “– Fiduciary Duties and Approval of Related Party Transactions” below.

        (7)        exculpation, indemnification or insurance of directors – see “–Exculpation, Indemnification and Insurance of Directors and Officers” below.

        (8)        compensation for a director that is different than the compensation for the other directors.

Election of Directors

        Other than the outside directors, who are subject to special election requirements under Israeli law, our directors will be elected by cumulative voting of the shareholders present, in person or by proxy, at a shareholders meeting. See Item 6.C. “Directors, Senior Management and Employees – Board practices.”

        A director may nominate an alternate director, as long as the alternate qualifies to serve as a director.

Dividends

        The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares. We may declare dividends out of retained earnings. Even in the absence of retained earnings, we may declare dividends out of earnings generated over the two most recent fiscal years (Profit Test). In either case, our board of directors must reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may nevertheless allow us to distribute a dividend, provided the court is convinced that the Solvency Test is satisfied.

        Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

Shareholder Duties

        Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

—	an amendment to our articles of association;

—	an increase in our authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

        A shareholder has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, each of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to prevent the appointment of an office holder or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

Fiduciary Duties and Approval of Related Party Transactions

        Officers and Directors. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.

        Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

        Compensation. Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors. Our articles provide that transactions concerning compensation of an office holder who is not a director require only the approval of our board of directors, a committee of our board of directors or the chief executive officer. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

        Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction. The transaction may not be approved if it is adverse to our interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company’s audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

        The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

—	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

—	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

        The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

—	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

        However, pursuant to regulations promulgated under the Israeli Companies Law, exempt transactions between a company and its controlling shareholder(s) (or the controlling shareholders’ relative) do not require shareholders approval.

Exculpation, Indemnification and Insurance of Directors and Officers

        Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to indemnify any person who is not our office holder, including an employee, agent, consultant or contractor who is not an office holder.

        Under the Companies Law, a company may indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder:

—	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court,

—	reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either:

š	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

š	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

—	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

š	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

š	in a criminal action in which the office holder is found innocent, or

š	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

        Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party.

        Under the Companies Law, a company may exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

        There are certain general limitations on the ability of an Israeli company to indemnify, insure or exculpate an office holder. A company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the full extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events. In addition, we will have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers.

Anti-Takeover Provisions

        Mergers and Acquisitions. The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

        Tender Offer. The Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders. A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser crosses the 25% threshold by purchasing shares from a shareholder who held more than 25% of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

        Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser acquires more than 95% of the company’s shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

        Ownership Limitations. Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control. Our licenses were amended in connection with our initial public offering in November 2006 to provide, among other things, that should a shareholder, other than our shareholders prior to the initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings. For additional information regarding the provisions of our amended licenses as they relate to restrictions on the transfer of control, see Item 4.B. “Information on the Company – Business Overview – Regulation – Israeli Regulation – Ministry of Communications.”

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C. Material contracts

        Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein	Item 7.B. "Major Shareholders and Related Party Transactions - Related party transactions - Registration Rights Agreement."

Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd.	Item 7.B. "Major Shareholders and Related Party Transactions - Related party transactions - Management Services Agreement."

Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.	Item 4.B. "Information on the Company - Business Overview - Network."

Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.	Item 4.B. "Information on the Company - Business Overview - Network."

Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc	Item 4.B. "Information on the Company - Business Overview - Network."

Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Turksat Satellite Operator Company	Item 4.B. "Information on the Company - Business Overview - Network."

        Each summary of a material contract is qualified in its entirety by the text of the material contract, which is filed (or incorporated by reference) as an exhibit to this Annual Report.

D. Exchange controls

        Non-residents of Israel who own our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

        Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

        The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

E. Taxation

Taxation in Israel

        The following is a discussion of the material tax consequences under Israeli tax laws relating to the ownership and disposition of our ordinary shares and of the Israeli government programs we benefit from. This discussion does not address all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include banks, financial institutions, insurance companies and securities dealers; persons that own, directly or indirectly, 10% or more of our outstanding voting rights; or a foreign corporation if Israeli residents hold 25% or more of its shares or have the right to 25% or more of its income or profits.

        Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Therefore, the views expressed in the discussion may not be accepted by the tax authorities in question. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Corporate Tax Structure in Israel

        Israeli companies were subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and subsequent years.

Special Provisions Relating to Taxation Under Inflationary Conditions

        We are taxed under the Income Tax Law (Inflationary Adjustments), 1985, which we refer to as the Inflationary Adjustments Law. The Inflationary Adjustments Law was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to historic cost principles. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and unlimited tax loss carryforwards to mitigate the effects resulting from an inflationary economy.

        The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to this excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward indefinitely, linked to the Israeli consumer price index.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses are adjusted for inflation based on the change in the consumer price index.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

Taxation of Non-Israeli Shareholders

Dividends

        Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 20% (or 25% in the case of a shareholder that holds, directly or indirectly, including with others, at least 10% of certain means of control in the company) on dividends that they receive from us. This tax will be withheld at the source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.

Capital Gains

        Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel), including shares of RRSat and securities held by us. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus.” Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Real Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

        Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel , such as the NASDAQ Global Market, and provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). An investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise,” is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

        The Investment Law was significantly amended effective April 2005. We will continue to enjoy our current tax benefits in accordance with the provisions of the Investment Law prior to its revision. Since we do not expect to be granted any benefits in the future in light of the limitations of the amended Investment Law, the following discussion is primarily a summary of the Investment Law prior to its amendment.

        Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise is eligible for reduced tax rates and, in some cases (which is not the case for our Approved Enterprise), may also be fully exempt from corporate tax for a defined period of time. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise must be allocated among the different Approved Enterprises and therefore does not enjoy tax benefits.

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investor’s company. A foreign investor’s company eligible for benefits is essentially a company that is more than 25% owned (measured by both share capital, and combined share and loan capital) by non-Israeli residents. A company which qualifies as a foreign investor’s company and has an Approved Enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the Approved Enterprise program will be subject to a reduced tax rate for those ten years, provided that the company qualifies as a foreign investor’s company. The tax rates and related levels of foreign investments are set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Percent of Foreign Ownership

25%	7 years	0-25%
25%	10 years	25-48.99
20%	10 years	49-73.99
15%	10 years	74-89.99
10%	10 years	90-100

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). If the dividend is distributed during the benefit period or within the following 12 years (the 12-year limitation does not apply to a foreign investor’s company), the dividend recipient is taxed at the reduced withholding tax rate of 15%. After this period, the withholding tax rate is 25%..

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        We were granted in 2006 an “Approved Enterprise” status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. In 2006, we realized tax exemptions and reductions resulting from the “approved enterprise” status in an aggregate amount of $146 thousand.

        The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and regulations and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index and with the addition of interest.

        There can be no assurance that we will comply with the above conditions in the future. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

U.S. Federal Income Tax Consequences

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

        This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares. (See “Taxation in Israel” above).

        This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

        This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

        This summary is directed solely to holders that hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is any of the following:

■	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

■	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

■	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

■	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

■	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The term “Non-U.S. Holder” means a beneficial owner of ordinary shares that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

Distributions Paid on the Ordinary Shares

        We currently do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss.

        For taxable years beginning before January 1, 2011, a non-corporate U.S. holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. For purposes of determining whether U.S. holders will have “qualified dividend income”, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

(a)	the stock of the corporation is readily tradable on an established securities market in the U.S., or

(b)	the corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service, or IRS, has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

        In addition, under current law a U.S. Holder must hold his ordinary shares for more than 60 days during the 120 day period beginning 60 days prior to the ex-dividend date and meet other holding period requirements.

        Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a passive foreign investment company (“PFIC “) for U.S. federal income tax purposes. We do not believe that we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or that we were classified as a PFIC in a prior taxable year. However, see the discussion under “–Passive Foreign Investment Company Considerations” below. The reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2010.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that U.S. Holder would be entitled to the credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently subject to a maximum U.S. federal income tax rate of 15%. If the U.S. Holder has held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at such U.S. Holder’s marginal income tax rate. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes, unless a different result is achieved under the U.S.-Israel Tax Treaty.

        In the event there is an Israeli income tax on gain from the disposition of ordinary shares, such tax should generally be the type of tax that is creditable for U.S. tax purposes; however, because it is likely that the source of any such gain would be a U.S. source, a U.S. foreign tax credit may not be available. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes, the effect of the U.S.-Israel Tax Treaty on the source of income and the ability to claim the foreign tax credit.

        Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. We will be classified as a PFIC for any taxable year in which, after applying look-through rules, 75% or more of our gross income consists of specified types of passive income, or 50% or more of the average value of our assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, certain types of royalties and rents and the excess of gains over losses from the disposition of assets that produce these types of income. Passive income may also include amounts derived by reason of the temporary investment of funds, including those raised in our initial public offering of ordinary shares. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules even if we cease to be a PFIC.

        We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets following our initial public offering, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a PFIC. Additionally, it is unclear how the valuation rules apply to intangible assets in a situation where the issuer becomes a public company in the middle of the year. Moreover, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangibles, which may result in our being a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

        The PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a PFIC. As an alternative to making this election, a U.S. Holder of PFIC stock which is publicly-traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the NASDAQ Global Market or that the shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a PFIC are complex, and each U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Information Reporting and Back-up Withholding

        Generally, information reporting requirements will apply to dividends paid on ordinary shares or proceeds received on the disposition of ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

        Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F. Dividends and paying agents

        Not applicable.

G. Statements by experts

        Not applicable.

H. Documents on display

        We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

        This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

Securities and Exchange Commission 100 F Street, NE Public Reference Room Washington, D.C. 20549

        Copies of these materials can also be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

         The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

        Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at 4 Hagoren Street, Industrial Park, Omer 84965, Israel.

I. Subsidiary information

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations. In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates. We do not use financial instruments for hedging purposes. However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations.

        As of the end of the reported period, we invested our excess cash in bank accounts and deposits located with two banks located in Israel. These instruments had maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield. Those funds are managed by a broker firm located in Israel based on our investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments. After the end of the reported period we invested a portion of our funds in marketable securities with maturity dates up to 3 years at credit rates of A and above. The securities are held with two banks located in Israel and a bank located in the United States. Due to the credit rate and the dispersion we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-137930) relating to the initial public offering of our ordinary shares, was October 31, 2006. The offering commenced on November 1, 2006 and terminated after the sale of all the securities registered. The offering was managed by CIBC World Markets Corp., Thomas Weisel Partners LLC, William Blair & Company, C.E. Unterberg, Towbin, LLC and Maxim Group LLC.

        In the offering, we sold 4,195,000 ordinary shares for an aggregate offering price of $52.4 million and the selling shareholder sold 175,000 shares for an aggregate offering price of $2.2 million. The amount of underwriting discount paid by us in the offering was $3.7 million and the expenses of the offering, not including the underwriting discount, were approximately $1.5 million.

        The net proceeds that we received as a result of the offering were approximately $47.4 million. As of December 31, 2006, all of our net proceeds were in temporary investments (cash equivalents and marketable securities). None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

        We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to provide reasonable assurance (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        During the period covered by this report, no changes in our internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. David Assia is an “audit committee financial expert” and that he is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

        In October 2006, our board of directors adopted a code of ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller and other individuals who perform similar functions. The code of ethics has been posted on our website at www.rrsat.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

        The table below summarizes the total remuneration that we paid during 2005 and 2006 to our independent accountants, Somekh Chaikin, a member firm of KPMG International.

	Year Ended December 31, 2005	Year Ended December 31, 2006
	(in thousands)

Audit fees	$19	$52
Audit-related fees (1)	---	314
Tax fees (2)	3	3
All other fees	---	---

Total	$22	$369

(1)	“Audit-related fees” are fees related to services performed in connection with our registration statement on Form F-1 for our initial public offering and our Annual Report on Form 20-F.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

        Our audit committee chooses and engages the independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our management is required to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors.

        Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        In accordance with Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, one member of our audit committee, Yigal Berman, representing a minority of our audit committee, does not comply with the independence standards contained in Rule 10A-3(b)(1)(ii) under the Exchange Act. As required by Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, within one year from October 31, 2006, the date of the effectiveness of our Registration Statement on Form F-1 (Reg. No. 333-137930), all members of our audit committee will comply with the independence standards contained in Rule 10A-3(b)(1)(ii) under the Exchange Act.

        We do not believe that our reliance on the temporary exemption materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-27 below.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant and an amendment thereto (translated from Hebrew)(incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.2	Amendment to Memorandum of Association of the Registrant (translated from Hebrew)(incorporated herein by reference to Exhibit 3.5 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.3	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.1	Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.2	RRSat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3	Lease Agreement, dated November 28, 2001, between Zu’aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.4	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.5	Special License to Render Telecommunication Services, Amendment No. 1, issued to the Registrant on July 24, 2003 by the Israeli Ministry of Communications, and an amendment thereto, dated October 4, 2006 (translated from Hebrew) (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.6	Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.7	Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.+ (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.8	Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.+ (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.9	Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc+ (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.10	Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Türksat Satellite Operator Company+ (incorporated herein by reference to Exhibit 10.12 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

8	List of subsidiaries.

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).

13	Certification of the Chief Executive Officer and the Chief Financial Officer Certification as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm.

+	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

RRSat Global Communications Network Ltd.

Financial Statements

RRSat Global Communications Network Ltd.

Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRSat Global Communications Network Ltd.

We have audited the accompanying balance sheets of RRSat Global Communications Network Ltd. (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year-period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
May 13, 2007

RRSat Global Communications Network Ltd.

Balance Sheets

In thousands except share data

	Note	December 31 2005	December 31 2006

Current assets
Cash and cash equivalents	1C; 2	$2,060	$51,393
Marketable securities	1D; 3	1,222	1,454
Accounts receivable:
Trade (net of provision for doubtful accounts of $369 and $987 as of December 31, 2005 and 2006 respectively)	1E	5,625	10,187
Other	4	822	797
Fair value of embedded currency conversion derivatives	1O	279	743
Related parties		-	64
Deferred taxes	1J; 14	86	184
Prepaid expenses		342	215

Total current assets		10,436	65,037

Deposits and long-term receivables	5	791	1,018

Assets held for employee severance payments	1F	359	626

Fixed assets, at cost, less accumulated depreciation and amortization	1G; 6	8,823	12,452

Total assets		$20,409	$79,133

RRSat Global Communications Network Ltd.

Balance Sheets (Continued)

In thousands except share data

	Note	December 31 2005	December 31 2006

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade		$2,739	$4,488
Other	7	1,682	1,845
Fair value of embedded currency
conversion derivatives	1O	189	410
Related parties		-	27
Deferred income	1L;8	1,770	3,992

Total current liabilities		6,380	10,762

Long - term liabilities
Deferred income	1L;8	2,861	3,945
Liability in respect of employee severance payments	9	370	660
Deferred taxes	1J; 14	291	421

Total long - term liabilities		3,522	5,026

Total liabilities		9,902	15,788

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of December 31, 2005 and 2006; 13,047,300 and 17,242,300 shares issued and fully paid as of December 31, 2005 and 2006 respectively)		-	40
Additional paid in capital		3,812	51,280
Retained earnings		6,695	12,025

Total shareholders' equity		$10,507	$63,345

Total liabilities and shareholders' equity		$20,409	$79,133

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2004	2005	2006

Revenues	1L; 12	$23,767	$31,311	$43,284
Cost of revenues		14,065	19,798	27,451

Gross profit		9,702	11,513	15,833

Operating expenses
Sales and marketing		1,383	1,704	1,831
General and administrative		2,002	2,356	3,588
One time fees associated with the IPO	13	-	-	1,000

Total operating expenses		3,385	4,060	6,419

Operating income		6,317	7,453	9,414
Interest and marketable securities income		75	140	450
Currency fluctuation and other financing income (expenses), net		(115)	(2)	374
Changes in fair value of embedded currency
conversion derivatives	1O	1,465	(1,375)	243
Other income (expenses), net		184	36	4

Income before taxes on income		7,926	6,252	10,485
Income taxes	1J; 14	2,756	2,007	3,180

Net income		$5,170	$4,245	$7,305

Income per Ordinary Share	1I; 11C
Basic income per Ordinary Share		0.47	0.33	0.53

Diluted income per Ordinary Share		0.46	0.33	0.53

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		11,050,200	12,921,300	13,746,467

Weighted average number of Ordinary Shares used to compute diluted income per Ordinary Share		11,289,600	13,034,700	13,793,694

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Changes in Shareholders' Equity

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Total
	Share	Amount

Balance as of
January 1, 2004	10,483,200	$-	$2,317	$4,292	$6,609

Changes during 2004
Ordinary shares issued	2,255,400		1,323	-	1,323
Exercise of
stock options	170,100		72	-	72
Stock based compensation	-	-	21	-	21
Divided paid
$0.35 / share	-	-	-	(4,540)	(4,540)
Net income	-	-	-	5,170	5,170

Balance as of
December 31, 2004	12,908,700	$-	$3,733	$4,922	$8,655

Changes during 2005

Exercise of
stock options	138,600	-	58	-	58
Stock based compensation	-	-	21	-	21
Dividend paid
$0.19 / share	-	-	-	(2,472)	(2,472)
Net income	-	-	-	4,245	4,245

Balance as of
December 31, 2005	13,047,300	$-	$3,812	$6,695	$10,507

Changes during 2006
Ordinary shares issued	4,195,000	40	47,351	-	47,391
Stock based compensation	-	-	117	-	117
Dividend paid
$0.15 / share	-	-	-	(1,975)	(1,975)
Net income	-	-	-	7,305	7,305

Balance as of
December 31, 2006	17,242,300	$40	$51,280	$12,025	$63,345

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Cash Flows

In thousands

	Year ended December 31
	2004	2005	2006

Cash flows from operating activities
Net income	$5,170	$4,245	$7,305

Adjustments required to reconcile net income to net
cash provided by operating activities:
Deprecation and amortization	1,311	1,760	2,274
Provision for losses in accounts receivable	(5)	(37)	618
Deferred taxes	478	(283)	32
Changes in liability for employee severance payments, net	18	4	23
Capital gains on sale of fixed assets, net	(184)	(36)	(1)
Expenses in relation to options granted	21	21	117
Changes in fair value of embedded currency
conversion derivatives	(1,465)	1,375	(243)
Changes in assets and liabilities:
Increase in marketable securities, net	(1,166)	(55)	(232)
Increase in accounts receivable - trade	(1,676)	(1,384)	(5,180)
Increase in related parties, net	-	-	(37)
Increase in accounts receivable - other	(336)	(376)	25
Decrease (increase) in prepaid expenses	(52)	(55)	127
Decrease (increase) in deposits and long-term receivables	(198)	30	(227)
Increase (decrease) in accounts payable	1,965	(215)	1,912
Increase in deferred income	728	851	3,306

Net cash provided by operating activities	$4,609	$5,845	$9,819

RRSat Global Communications Network Ltd.

Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2004	2005	2006

Cash flows from investing activities
Investment in fixed assets	$(3,278)	$(3,051)	$(5,903)
Proceeds from sale of fixed assets	389	71	1

Net cash used in investing activities	$(2,889)	$(2,980)	$(5,902)

Cash flows from financing activities
Dividend paid	$(4,540)	$(2,472)	$(1,975)
Proceeds from issuance of Ordinary Shares, net
of offering costs of $ 5,046, in 2006	1,395	58	47,391
Bank credit, net	(121)	(80)	-

Net cash provided by (used in) financing activities	$(3,266)	$(2,494)	$45,416

Increase (decrease) in cash and cash equivalents	$(1,546)	$371	$49,333

Balance of cash and cash equivalents at beginning
of year	3,235	1,689	2,060

Balance of cash and cash equivalents at end of year	$1,689	$2,060	$51,393

Supplementary cash flow
information
Interest paid	$1	$1	$1
Income taxes paid	$2,484	$2,840	$2,941

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

In thousands except share data

Note 1	–	Organization and Summary of Significant Accounting Policies

A.	General

RRSat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

On November 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market. The Company issued 4,195,000 shares at a price of $ 12.50 per share.

B.	Functional and reporting currency

The accounting records of the Company are maintained in New Israeli Shekels (NIS) and U.S. dollars.

The currency of the primary economic environment in which the operations of the company are conducted is the U.S. dollar. Therefore it has been determined to be the company’s functional currency.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rate. Gains and losses from the transaction of foreign currency balances are recorded in the statement of operations.

C.	Cash and cash equivalents

All highly liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

D.	Marketable securities

The Company accounts for marketable securities under the Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (Statement 115).

The Company classified its marketable securities under the “Trading” category. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value, based on closing market price as at balance sheet date. Unrealized gains and losses on trading securities are included in earnings.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

E.	Provision for doubtful accounts

The financial statements include specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the loss included in those debts the collection of which is doubtful. Doubtful debts, which according to Company’s management opinion are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

The changes in the provision during the year:

	Year ended December 31
	2004	2005	2006

Opening balance	$411	$406	$369
Additions during the year	-	212	690
Deductions during the year	(5)	(249)	(72)

Closing balance	$406	$369	$987

F.	Assets held for employee severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

G.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%

Communication equipment	15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized straight line
over the shorter of the lease term or estimated useful
life of the assets	10

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

H.	Stock compensation plans

Prior to January 1, 2006, the Company applied the fair-value based method of accounting for all of its options plans in accordance with the provisions of Financial Accounting Standards Board’s Statement No. 123, “Accounting for Stock-Based Compensation”(“Statement 123”).

Under the fair-value-based method, compensation cost is computed based on the fair value of the options on the date the options are granted, and is recognized in the financial statements over the vesting period of the options.

As from January 1, 2006, the Company applies the provisions of Financial Accounting Standards Board’s Statement No. 123 (revised 2004), “Share-Based Payment”, (Statement 123R), which is a revision of Statement 123. The Company implemented Statement 123R using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost on a straight-line basis over the requisite service period of the award for new awards and to awards modified, repurchased or cancelled after January 1, 2006, based on the grant date fair value of those awards, adjusted for estimated forfeitures, if any.

Due to the fact that all awards granted prior to the initial adoption of Statements 123R were fully vested prior to January 1, 2006, the adoption of Statements 123R had no impact on the Company’s financial position and results of operation.

I.	Income per Ordinary Share

Basic and diluted income per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options had been exercised.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

I.	Income per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2004	2005	2006

Income per Ordinary Share
Net income attributable to Ordinary Shares	$5,170	$4,245	$7,305

Weighted average number of Ordinary Shares outstanding used in used in basic income per Ordinary Share calculation	11,050,200	12,921,300	13,746,467
Add assumed exercise of outstanding dilutive potential Ordinary Shares	239,400	113,400	47,227

Weighted average number of Ordinary Shares outstanding used in used in diluted income per Ordinary Share calculation	11,289,600	13,034,700	13,793,694

Basic income per Ordinary Share	0.47	0.33	0.53

Diluted income per Ordinary Share	0.46	0.33	0.53

J.	Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“Statement 109”).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

K.	Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

L.	Revenue recognition

Revenues from services are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable.

Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional two to five years.

Deposits received for the latest one-six months of long-term service arrangements are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipments are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

For sales of communication equipments, which include a Post Contract Customer Support (PCS) component, revenues from PCS are deferred and recognized over the term of the support period, according to EITF 00-21 “Revenue Arrangements with Multiple Deliverables”.

M.	Impairment of long-lived assets and certain intangibles

Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (hereinafter – “Statement 144”), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value . Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

N.	Liability in respect of employee severance payments

The Company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date (the “shut-down method”) in accordance with the provisions of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee multiplied by the number of years of employment as of the balance sheet date.

O.	Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with Statement No. 133 “Accounting for Derivatives Instruments and Hedging Activities”(“Statement 133”), as amended, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value.

The Company does not use derivative instruments to hedge exposures to cash flow, market of foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

P.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security on sales to customers.

Q.	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes (FIN 48). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

R.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’equity or net income.

Note 2	–	Cash and Cash Equivalents

	December 31 2005	December 31 2006

Denominated in U.S. dollars	$1,979	$50,396
Denominated in Euro	58	624
Denominated in NIS	18	92
Other	5	281

	$2,060	$51,393

Note 3	–	Marketable Securities

	December 31 2005	December 31 2006

Government debentures	$201	$221
Corporate debentures	312	411
Mutual funds	536	716
Short-term treasury notes	173	106

	$1,222	$1,454

Note 4	–	Other Receivables

	December 31 2005	December 31 2006

Institutions	$808	$797
Other	14	-

	$822	$797

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 5	–	Deposits and Long-Term Receivables

	December 31 2005	December 31 2006

Long-term deposits (1)	$2	$19
Prepaid expenses (2)	789	999

	$791	$1,018

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to six months of long-term service agreements with suppliers. As of December 31, 2006 the balance includes an amount of $ 541 (December 31, 2005 – $ 136) and an amount equivalent to $ 458 in Euro (December 31, 2005 – $ 653).

Note 6	–	Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31 2005	December 31 2006

Communications equipment	$12,738	$17,107
Office furniture and equipment	282	430
Motor vehicles	377	467
Leasehold improvements	1,268	2,564

	14,665	20,568
Accumulated depreciation and amortization	5,842	8,116

Fixed assets , net	$8,823	$12,452

Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006 are $ 1,311 and $ 1,760 and $ 2,274, respectively.

Note 7	–	Accounts Payable – Other

	December 31 2005	December 31 2006

Liabilities regarding employees	$455	$355
Government institutions	20	140
Accrued expenses	1,109	767
Other	98	583

	$1,682	$1,845

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 8	–	Deferred Income

Deferred income represents an advance payment for the last one to six months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2016.

Note 9	–	Liability in respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payment is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is covered by the amounts deposited, including accumulated income thereon as well as by the unfunded provision. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2004, 2005 and 2006 are $ 83, $55, and $ 290, respectively.

Note 10	–	Commitments, Contingent Liabilities and Liens

A.	The Company has several lease agreements for its facilities, which will end until December 31, 2011 and have some extension options. In addition the Company is engages in long-term operating network leases. The annual payments the Company is committed to pay over the next five years (including the options), as of December 31, 2006, are as follows:

2007	21,935
2008	18,904
2009	16,460
2010	11,011
2011	1,832
2012 and thereafter	6,223

76,365

Rental expenses under the lease agreements for the years ended December 31, 2004, 2005 and 2006 are $90, $ 86 and $ 159, respectively.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 10	–	Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the balance of liabilities and guarantees (guarantees provided by the banks to third parties) are as follows:

	December 31 2005	December 2006

Guarantees
Performance guarantees (commercial guarantees provided by
the banks to third parties)	$905	$953

The guarantees were granted to third parties (vendors) to secure company’s performance under such contracts (broadcasting services and leases). Guarantees were provided for one year period and are renewed each year according to the vendor’s contract terms and conditions. The guaranties may be exercised by the third party at any time, subject to the terms in the contracts between the Company and the third party.

C.	The company has 2 lines of credit provided to it by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $0.86 million). From time to time the Company uses it lines of credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

Note 11	–	Share Capital

A.	Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares. In addition, should a shareholder, other than the Company’s existing shareholders prior to the Initial Public Offering, become a beneficiary holder of 10% or more of the Company’s shares or acquire shares in an amount resulting in such shareholder having significant influence over the Company without receiving the consent of the Minister of Communication, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in such offerings.

On November 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market. The Company issued 4,195,000 shares at a price of $ 12.50 per share.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options

(1)	Options granted to the CEO

In 2001, the Company signed an agreement with its CEO. The agreement included an option plan for the CEO only. According to the plan, the CEO was entitled to 308,700 options, which were vested over a period of between one to five years. Each option entitles the holder to purchase one ordinary share of the Company.

The Company applied Statement 123 in respect of options granted to the CEO and recorded compensation expense of $ 21 thousand in each year ended December 31, 2004 and 2005 using the Black-Scholes model. The expenses were charged to General and Administrative expenses. As at December 31, 2005, all of the options were exercised.

On March 15, 2006, the Company signed an agreement with its CEO’s wholly-owned company regarding his compensation for managing services. The agreement will be in effect up to the end of 2011.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter – the 2006 options). The 2006 options shall vest, according to a graded-schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2006:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Grant date fair value per Share (in $)	Grant date intrinsic Value (in $)	Aggregate intrinsic value as of December 31, 2006 (in $)

37,800	5	5.60	5.60	-	279,342
37,800	5	6.16	5.60	-	258,174
44,100	5	6.77	5.60	-	274,302
50,400	5	7.45	5.60	-	279,316
63,000	5	8.35	5.60	-	292,320

233,100					1,383,354

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2006, there was approximately $ 360 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 4 years.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(1)	Options granted to the CEO (cont’d)

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)	Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

The options activities are as follows:

	Number of shares	Weighted average exercise price	Weighted- Average grant-date fair value

Balance at January 1, 2003	308,700	$0.42	$0.34
Exercised	-	-	-

Balance at December 31, 2003	308,700
Exercised	(170,100)	$0.42	$0.34

Balance at December 31, 2004	138,600
Exercised	(138,600)	$0.42	$0.34

Balance at December 31, 2005	-

Granted	233,100	$6.99	$1.83

Balance at December 31, 2006	233,100

As of December 31, 2006, none of the 2006 options were exercised or forfeited.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(2)	Restricted shares units granted to employees

In the fourth quarter of 2006, the Company adopted an equity incentive plan (“the Plan”).

Under the Plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares.

The total number of ordinary shares that will be available for grant under the plan is 441,000 shares. The plan is under Section 102 of the Israeli Income Tax Ordinance which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date.

As of December 31, 2006 none of the restricted shares units were exercised or forfeited. The aggregated intrinsic value as of December 31, 2006 is $52 and there was approximately $ 1,268 unrecognized cost related to non-vested restricted shares to be vested over the period of 3.83 years.

The following summarizes the allocation of stock-based compensation charge for the 2006 options and the restricted shares granted:

	Year ended December 31
	2004	2005	2006

Cost of revenues	-	-	13
Sales and marketing	-	-	16
General and administrative	21	21	88

	21	21	117

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 12	–	Revenues

The Company has one operating segment.

The Company does not report the revenues for each service, as it is impracticable to do so.

Revenues by geographic areas:

	Year ended December 31
	2004	2005	2006

North America	$2,411	$5,298	$8,935
Europe	10,301	12,674	17,974
Asia	4,423	5,160	5,011
Israel	4,355	4,784	5,644
Middle East (other than Israel)	2,165	2,866	4,683
Rest of the world	112	529	1,037

	$23,767	$31,311	$43,284

Note 13	–	One Time Fees Associated with the IPO

The Company paid, in the fourth quarter of 2006, a one-time payment in a total amount of $ 500 to two of its shareholders for special management services rendered during 2006, beyond the services they were required to provide pursuant to the management services agreements described in Note 15E. The Company also paid a one time payment of $500 to its CEO’s wholly-owned company (Datacom), according to the service agreement between Datacom and the Company, for the exercise of a right to terminate an option granted to Datacom to purchase ordinary shares in the initial public offering of the Company Ordinary Shares.

Note 14	–	Taxes on Income

A.	Tax expenses included in the statement of operations

	Year ended December 31
	2004	2005	2006

Current taxes *	$2,278	$2,290	$2,994
Taxes in respect to previous years	-	-	154
Deferred taxes	478	(283)	32

	$2,756	$2,007	$3,180

*	All pre-tax income and income tax expenses are derived from Israeli activities.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

B.	Adjustments for inflation

Income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

C.	Tax benefits under the Law for Encouragement of Capital Investment (hereinafter – the Investment Law)

In August 2006, the Company received from the Investment Center approval to it being considered to be an “approved enterprise” as defined in the Investment Law for its export expansion plan as from the 2006 tax year. Any income from that approved enterprise will be subject to a reduced tax rate of 25% for a period up to a total of seven years.

Under the terms of the program, which relates to the Company’s export of communication services to television channels and television operations via satellites the Company is required to fulfill certain conditions and management of the Company believes that as of the date of the financial statements the Company complies with those conditions.

D.	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 – 29%, in 2008 – 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, capital gains will be subject to tax of 25%.

Current and deferred tax balances as at December 31, 2006 are calculated in accordance with the new tax rates specified in Amendment 147 as aforementioned. The effect of the change on the financial statements as at the beginning of 2005 is a decrease in taxes on income in the amount of $ 60 thousand.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

E.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2004	2005	2006

Statutory tax rate	35%	34%	31%

Earnings before taxes on income as
reported in the statement of operations	$7,926	$6,252	$10,485

Computed "expected" tax expense	2,774	2,126	3,250

Non-deductible expenses	16	15	349
Effect of change in tax rate	(16)	(60)	-
Effect of Approved Enterprise tax rate	-	-	(146)
Taxes in respect to previous years	-	-	154
Differences between the definition of
capital and assets for Israeli tax purposes	(9)	(63)	(465)

Other differences	(9)	(11)	38

	$2,756	$2,007	$3,180

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

F.	Deferred taxes

As of December 31, 2005 and 2006, deferred tax assets and liabilities consists of future tax assets (liabilities) attributable to the following

	December 31 2005	December 31 2006

Deferred tax assets:

Provision for doubtful debts	$114	$286
Vacation pay accruals	27	44
Severance pay fund	2	9

Gross deferred tax assets	$143	$339
Valuation allowance for deferred
tax assets	-	-

Deferred tax assets	$143	$339

Deferred tax liabilities:

Fixed assets	$(293)	$(430)
Foreign currency embedded
derivatives	(28)	(97)
Other	(27)	(49)

	$(348)	$(576)

Deferred tax liabilities, net	$(205)	$(237)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 15	–	Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2004	2005	2006

Revenues from sales and services (C)	$234	$502	$1,079

General and administrative (D)	$28	$31	$31

One time fees associated with the IPO (F)	$-	$-	$1,000

Management's fees to shareholders (E)	$420	$600	$600

B.	Balances with related parties

	December 31 2005	December 31 2006

Trade receivables	$66	$75

Other receivables	$-	$64

Other payables	$-	$27

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

D.	The Company leases its headquarters facilities from one of its shareholders.

E.	Management’s fees to shareholders

In March 2004 as amendment in October 2006, the Company entered into agreements with its shareholders, pursuant to which they are required to provide the Company with specific management and consulting services.

F.	One time fees associated with the IPO

See Note 13.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 16	–	Subsequent events

A.	Subsequent to balance sheet date, the Company invested $35.5 million of its cash and cash equivalent in marketable securities.

B.	On February 28, 2007, the Company filed a Registration Statement on Form S-8 with the United States Securities and Exchange Commission to register (i) 441,000 of its ordinary shares, par value NIS 0.01 per share, available for issuance under the RRSat Global Communications Network Ltd. 2006 Israeli Equity Incentive Plan and (ii) 233,100 of its ordinary shares, par value NIS 0.01 per share, issuable upon the exercise of options granted in March 2006 to the Company’s CEO pursuant to an agreement between the Company and a company wholly-owned by the CEO (see note 11B(1)).

C.	On January 10, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in Cyprus (Benchanson Holding Limited). As at the date of the financial statements, the Cypriot company has not yet commenced operations.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ David Rivel —————————————— David Rivel Chief Executive Officer

By: /s/ Gil Efron —————————————— Gil Efron Chief Financial Officer

Date: June 27, 2007