Form 20-F
period 2007-12-31
RRSat Global Communications Network Ltd.
filed 2008-03-24
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ____________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007: 17,286,762 ordinary shares, par value NIS 0.01 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Large Accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

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

A. Selected financial data

        The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP), should be read together with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2006 and 2007 and the selected statements of operations data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2003, 2004 and 2005 and the selected statements of operations data for the years ended December 31, 2003 and 2004 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)

Statements of Operations Data:
Revenues	$14,036	$23,767	$31,311	$43,284	$59,221
Cost of revenue	8,839	14,065	19,798	27,451	38,419

Gross profit	5,197	9,702	11,513	15,833	20,802

Operating expenses:
Sales and marketing	508	1,383	1,704	1,831	3,017
General and administrative	1,306	2,002	2,356	3,588	5,767
One time fees associated with the IPO	--	--	--	1,000	--

Total operating expenses	1,814	3,385	4,060	6,419	8,784

Operating income	3,383	6,317	7,453	9,414	12,018
Interest and marketable securities income	20	75	140	450	2,631
Currency fluctuation and other financial income
(expenses), net	1	(115)	(2)	374	329
Change in fair value of embedded currency
conversion derivatives	-	1,465	(1,375)	243	(646)
Other income (expenses), net	(1)	184	36	4	4

Income before taxes on income	3,403	7,926	6,252	10,485	14,336
Income taxes	1,221	2,756	2,007	3,180	2,932

Net income	$2,182	$5,170	$4,245	$7,305	$11,404

Basic income per ordinary share	$0.23	$0.47	$0.33	$0.53	$0.66

Diluted income per ordinary share	$0.22	$0.46	$0.33	$0.53	$0.65

Weighted average number of ordinary shares used
to compute basic income per ordinary share	9,594,900	11,050,200	12,921,300	13,746,467	17,249,710

Weighted average number of ordinary shares used
to compute diluted income per ordinary share	9,708,300	11,289,600	13,034,700	13,793,694	17,418,180

Cash dividend per ordinary share	$-	$0.39	$0.19	$0.15	$-

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,235	$1,689	$2,060	$51,393	$28,409
Working capital	2,457	2,765	4,056	54,275	57,154
Total assets	12,716	18,342	20,409	79,133	95,390
Total liabilities	6,107	9,687	9,902	15,788	20,231
Retained earnings	2,110	4,922	6,695	12,025	23,429
Shareholders' equity	6,609	8,655	10,507	63,345	75,159

B. Capitalization and indebtedness

        Not applicable.

C. Reasons for offer and use of proceeds

        Not applicable.

D. Risk factors

        Special Note Regarding Forward-Looking Statements. This Annual Report contains forward-looking statements, as defined in the Private Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 “Key Information – Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and in Item 4 “Information on the Company.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

—	our ability to convince potential customers to use our content management and distribution services rather than the services of other providers, including teleports that are owned by satellite operators;

—	the future growth of the global broadcast market and the global content management and distribution services market;

—	our ability to lease additional satellite capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings;

—	the revenues that we may generate from our contracted backlog;

—	our plans to expand our presence in the United States, Asia and in other markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities;

—	our ability to successfully integrate businesses and assets we acquire;

—	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

—	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies;

—	our ability to enter into strategic arrangements with satellite fleet operators;

—	the growth of the North American and Asia Pacific broadcast markets;

—	the growth of new technologies, such as high definition television (HDTV) or Internet protocol television;

—	our expected increases in expenses as our operations continue to expand;

—	entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

—	our intention to pay cash dividends to our shareholders in the future;

—	the renewal of our license by the Israeli Ministry of Communications;

—	our ability to extend our building and other permits for our principal teleport;

—	our belief that our current facilities leases are adequate to meet our needs; and

—	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

        In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “intend,” “estimate,” “predict,” “potential” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. In particular, you should consider the risks in this Annual Report under this Item 3 “Key Information – Risk Factors.”

        These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. Although we believe the expectations reflected in the forward-looking statements to be reasonable, we cannot guarantee future results, level of activity, performance or achievement. We undertake no obligation to update any of the forward-looking statements after the date of the filing of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

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

        We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. There is currently excess capacity in satellite and terrestrial fiber optic transmission networks, which allows us to lease and offer capacity on competitive terms. We may be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio programming to decrease. We need to renew our existing leases and enter into additional leases of such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings. There can be no assurance, however, that there will continue to be excess capacity. For example, high definition television (HDTV) broadcasts require substantially greater bandwidth than conventional television broadcasts, and the success of high definition television (HDTV) broadcasts may lead to a reduction in the quantity of excess capacity. We lease approximately 28% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available excess capacity might lead our suppliers to preempt the use of some of our leased capacity, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

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

        In addition, we lease approximately 28% of our satellite transmission capacity pursuant to preemptible leases. If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers’ requirements, or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity.

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

        Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of December 31, 2007, we had contracted backlog totaling $155.5 million through 2016, of which $59.3 million are related to services expected to be delivered in 2008, and $48.7 million are related to services expected to be delivered in 2009. Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog. Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues. Of our $155.5 million contracted backlog as of December 31, 2007, which we do not recognize as revenue until we actually perform the services, approximately $134 million, or 86%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 30 to 120 days, at certain predefined exit dates or by the customers’ payment of a penalty equal to between one and six months’ fees. As of December 31, 2007, long-term contracts constituting approximately 5.5% of our contracted backlog at December 31, 2006 had been cancelled. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues. Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers. If several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected. Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

        The technology used in content management and distribution services is evolving rapidly. The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business. For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet television broadcasts may reduce the demand for our content management and distribution services. Similarly, to the extent that excess capacity develops in terrestrial fiber optic systems, our satellite-based content management and distribution offerings may be less attractive. If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

We have signed an agreement to acquire a teleport, and we may acquire or establish additional teleports or complementary businesses or technologies. We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

        We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports or complementary businesses or technologies. Except for our recent agreement to acquire the Hawley Teleport in Pennsylvania, we have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions, such as our recent agreement to acquire the Hawley Teleport, could expose our business to unforeseen liabilities or risks associated with entering new markets. For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

        Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies – primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries and other general and administrative expenses in New Israeli Shekels, or NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Euro or the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. This effect has occurred in 2007, because the Euro and NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations. In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS. Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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

        The markets in which we compete have been characterized by increasing consolidation. We may not be able to compete successfully in increasingly consolidated markets. Additional consolidation may reduce the amount of capacity that may be available to us and increase the cost of such capacity. Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins. Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in the telecommunications and satellite industries, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

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

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $59.2 million in 2007. In addition, during the next few years we expect to acquire teleports in the United States and Asia and to expand our sales and marketing activities, such as the agreement we recently entered into in February 2008 to acquire the Hawley Teleport in Pennsylvania. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

—	manage a larger organization;

—	integrate the assets and businesses we acquire;

—	implement appropriate financial and operational systems;

—	expand our infrastructure to support a greater volume of services; and

—	expand our sales and marketing infrastructure and capabilities on an international basis.

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

        Our teleports in Israel generate electromagnetic radiation, which above certain levels can be harmful to people. Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment. Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations. We may also face such risk in connection with the Hawley Teleport we recently entered into an agreement to acquire.

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

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

        In March 2008, our board of directors adopted a new dividend policy to distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.

        Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Our ability to pay dividends is also subject to the requirements of Israeli law. Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures. As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all.

        If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced. For additional information, please also see Item 8.A “Financial information – Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

Market prices of companies involved in the telecommunications industry, as well as our company, have been highly volatile and shareholders may not be able to resell their ordinary shares at or above the price they paid.

        The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Factors that may affect the trading price include, but are not limited to:

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

        Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 72.8% of our outstanding ordinary shares. The interests of these shareholders may differ from the interests of other shareholders. These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions. These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors. This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

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

Provisions of Israeli law, our license and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. In addition, our license from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described below under “Risks Relating to Government Regulation – Our license from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.” These provisions of Israeli law and of our license may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. In addition, our principal shareholders have entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. Furthermore, David Rivel and Del-Ta Engineering, two of our principal shareholders, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares solely with respect to the election of directors. These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

        Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest. If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, shareholders could lose the opportunity to sell their shares at a favorable price.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.

        Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting, and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

        We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could require us to expand significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We are incurring increased costs as a result of being a public company.

        Since our initial public offering in November 2006, we face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board and NASDAQ, require changes in the corporate governance practices of public companies. These rules and regulations have resulted in both a significant initial cost, as we initiate certain internal controls to comply with Section 404 of the Sarbanes-Oxley Act and other procedures designed to comply with the other requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs. Our management is also required to divert attention from operations and strategic opportunities, which makes legal, accounting and administrative activities more time-consuming and costly.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down our principal teleport or other teleports, and may not be able to implement our business strategy and expand our operations as we currently plan.

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

        In addition, the erection and operation of our Re’em teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re’em teleport site has expired at the end of February 2008. We have applied to extend the permit for an additional year but the zoning authority has not yet determined whether to extend our permit. If our request is not granted, we intend to appeal the decision. There can be no assurance that the zoning authority will renew the expired permit, or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business. If we are unable to renew the building permit for our Re’em teleport site, we could be forced to shut down or relocate our antennas and other equipment currently located at our principal teleport. Relocation of our principal teleport would require significant additional capital expenditures. In addition, shutting down or relocation of our principal teleport could disrupt or diminish the quality of the services we provide to our customers.

        Under Israeli law, the Israeli Prime Minister and the Ministry of Communications, at the request of the Ministry of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services. If such an order is issued, the Prime Minister and the Ministry of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us. These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be located in and be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company. In addition, if such an order is issued with respect to us, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

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

        We are also required to obtain permits from the Israeli Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment. If the Ministry of Environmental Protection were to impose stricter requirements than currently exist in connection with the renewal of these permits, we may be unable to renew them. In this event, we could be forced to relocate our antennas and other equipment currently located at our principal teleport or other teleports, or could be restricted in our ability to expand our teleports. Relocation of our teleports would require significant additional capital expenditures. In addition, relocation of our teleports or significant restrictions on our ability to expand our teleports could disrupt or diminish the quality of the services we provide to our customers.

Our license from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.

        Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRsat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

        In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

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

        Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our license from the Ministry of Communications. For additional information, see Item 4.B. “Information on the Company – Business Overview – Regulation.”

Our ability to establish or acquire our own teleports in countries other than Israel may be restricted by laws prohibiting or limiting foreign ownership.

        In countries other than Israel, the teleports we use are owned and operated by third parties. Our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data and/or audiovisual signals to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business. We filed applications with the Federal Communications Commission (“FCC”) on February 21, 2008 seeking FCC approval to acquire various wireless and earth station licenses associated with the Hawley Teleport and operate them on a non-common carrier basis. Comments on or oppositions to the acquisition must be filed with the FCC by April 4, 2008. As further discussed below, the Department of Justice, The Department of Homeland Security and the Federal Bureau of Investigation also my review the applications for national security concerns.

        We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities, such as the agreement we recently entered into in February 2008 to acquire the Hawley Teleport in Pennsylvania. The United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, that could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis. In the event that we seek to operate the teleports on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher foreign ownership levels are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future. In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the license is granted. Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities. If we are not able to acquire our own teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

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

        Our principal teleport and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

        Most of our employees are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age. In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel’s northern border with Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

The tax benefits available to us under Israeli law require us to meet several conditions, including meeting export goals and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

        Since 2006 we have been realizing tax reductions resulting from the “approved enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. See Item 10.D. “Additional Information – Taxation – Taxation in Israel - Law for the Encouragement of Capital Investments, 1959” for more information about our “approved enterprise” status.

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

B. Business overview

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 425 television and radio channels, covering more than 150 countries. We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, NTD TV, AON TV, BVN TV, Telemedia Interactv, Kurdsat, Thai Global Network, and Turkish Radio and Television, and occasional and news distribution services to channels such as Fox News, Israeli Channels (2, 5 and 10), Al Jazeera and Russia Today. In 2007, we derived approximately 43.7% of our revenues from European customers (primarily Western Europeans) and approximately 22.3% of our revenues from North American customers.

        The global content management and distribution services market is rapidly growing. Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience. According to Euroconsult, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. We believe that the trend towards global distribution and the need to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content call for a network infrastructure that integrates both satellite-based and terrestrial fiber optic capacity. Teleports, which allow for such integration, have therefore emerged as the primary solution for the broadcasting community. According to a 2007 report by the World Teleport Association, in 2007 the teleport sector generated revenues of approximately $15 billion per year and was a critical component of the global satellite communications industry, producing over 24.0% of world satellite services revenue.

        Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network. The unique geographical location of our principal teleport, Re’em Teleport, in southern Israel provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location. In addition to our principal teleport, we operate three auxiliary teleports elsewhere in Israel. We have also entered into an agreement in February 2008 to acquire the Hawley Teleport in Pennsylvania. We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy and Russia. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services. Uplink services consist of the transmission of a broadcast from a teleport to a satellite, downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport, and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another. We transmit to 31 satellites and receive transmissions from 58 satellites that cover every significant population center. Our RRsat Global Network delivers our customers’ content to four different end markets: to cable operators and satellite operators, to the Direct to Home market, and to the public Internet.

        In order to offer a comprehensive solution, our global content distribution network integrates our teleports with leased satellite transmission capacity, our points of presence (POPs) with leased terrestrial fiber optic transmission capacity and the public Internet capacity. We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC and Pennsylvania), the United Kingdom, Russia, Israel, Italy, Australia and Hungary. We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet protocol television broadcasts.

        In addition to a comprehensive range of content distribution services, we provide comprehensive content management services for broadcast video and audio. These services include production and playout services and satellite newsgathering services (SNG). As part of our playout services we receive our customers’ content in a variety of media and load the content onto high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video. Our automated playout facility offers a variety of value-added services, such as the ability to compile a customer’s discrete programming and advertising content into a complete broadcast channel. We also compile a customer’s content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets. We then provide automated transmission services for these channels in accordance with our customer’s specific playlists.

        We also offer our broadcasting customers various production services on a contractual basis. We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back to the production company), in addition to complete electronic news gathering crews and packages. A related service we provide uses flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals. We also offer our customers live broadcast studios and editing facilities in Israel.

        In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 425 television and radio channels currently. In 2003, we opened our playout center and today we provide playout services to more than 90 television channels.

        In February 2008, we entered into an agreement to acquire from Skynet Satellite Corporation the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. The acquisition is scheduled to close in the second quarter of 2008 and is subject to a 45-day due diligence period, regulatory approvals and customary closing conditions. We filed applications with the FCC on February 21, 2008 seeking FCC approval to acquire various wireless and earth station licenses associated with the Hawley Teleport and operate them on a non-common carrier basis. Comments on or oppositions to the acquisition must be filed with the FCC by April 4, 2008.

        Our business model has historically resulted in growing revenue streams, strong operating cash flow and growing contracted backlog as described below. Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $59.2 million in 2007. In order to minimize our capital expenditures and reduce unused capacity in our network, we lease RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber optic network. Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2007, we had contracted backlog totaling $155.5 million through 2016, of which $59.3 million are related to services expected to be delivered in 2008, and $48.7 million are related to services expected to be delivered in 2009. Our contracted backlog increased from $32.6 million as of December 31, 2003 to $41.9 million as of December 31, 2004, to $91.2 million as of December 31, 2005, to $114 million as of December 31, 2006 and to $155.5 million as of December 31, 2007.

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

Our Strengths

        We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

—	Optimized Independent Global Network. We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers. The unique geographical location of our principal teleport in Israel allows us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from our principal teleport to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe. This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively. We procure our global network’s transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer’s needs. Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences and terrestrial fiber optic capacity to other target audiences.

—	Breadth of Value-Added Services. We provide our customers with a complete package of content management services in addition to content distribution services. These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer. Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services. We utilize state-of-the-art equipment in all of our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers’ specific needs. For example, we can transmit customized versions of the same channel to different regions of the world, based upon the preferred viewing hours in the various target markets. Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience. This provides our customers with the ability to increase their profits, by generating advertising revenues in multiple target markets during the same time slot. Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers’ requirements and to support new technologies, such as Internet protocol television transmissions and video on demand (VOD).

—	Significant Barriers to Entry. We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources. To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers. In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 6 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of power efficiency and lower costs per customer. In addition, we have established a global network infrastructure that includes fiber optic connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our principal teleport. We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

—	Stable and Predictable Business Model. Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2007 we had a contracted backlog totaling $155.5 million through 2016, of which $59.3 million are related to services expected to be delivered in 2008, and $48.7 million are related to services expected to be delivered in 2009. We also benefit from our existing customers’dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers. Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

—	Low Cost Structure. We utilize leased satellite and terrestrial fiber optic transmission capacity. Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues. Consequently, our network can be expanded substantially without our having to incur significant capital expenditures. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. This approach also minimizes the risks associated with satellite ownership, such as the risks related to satellite launch and maintenance, and allows us to switch from older satellites to newer satellites without additional significant investment. We enjoy significant cost benefits by virtue of the fact that we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

—	Experienced, Entrepreneurial Management Team. We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance. We further believe that our management team has capitalized on their experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model, and to deliver consistent strong growth in revenues and profitability.

Our Strategy

        Our objective is to utilize our core competencies to expand, enhance and provide innovative content management and distribution services. We aim to make our RRsat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries. Our strategy to attain this goal includes the following principal components:

—	Focus on broadcasters that seek global content management and distribution services. We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally. These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts. Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution. As the RRsat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also hope to provide a broader range of services to the largest global broadcasters to whom we already provide certain services. We have grown from distributing 8 channels in 2000 to distributing more than 425 television and radio channels currently.

—	Establish a local presence in key markets. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the agreement we recently entered into in February 2008 to acquire the Hawley Teleport in Pennsylvania. We believe that the acquisition of the Hawley Teleport will be a significant first step in our strategic plan to build a strong local presence in the North American region, and further expand the footprint of our RRsat Global Network. We expect to continue to expand in the United States and subsequently in Asia, although the availability of specific opportunities may alter this sequence. According to Euroconsult, the North American market is expected to continue to be by far the most significant broadcast market in the near term, and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for the Asia Pacific region which we believe does not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

—	Provide an expanded range of innovative, value-added services. Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management and distribution needs. We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and management for them. We intend to broaden our service offerings and introduce new and innovative value-added services that are not currently contemplated. We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

—	Expand and adapt our service offerings to new technologies. The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the adoption of high definition television (HDTV) broadcasts, digital video broadcasting over fiber optic cables, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television. We are currently focusing on supporting video on demand (VOD), high definition television (HDTV) broadcasts, MPEG 4 and Windows Media 9 broadcasting. We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies. This will allow us to continue to provide comprehensive services to our customers, and in some cases can reduce our capacity cost per channel.

—	Expand strategic relationships with satellite fleet operators. We work closely with large satellite fleet operators and intend to explore further avenues of cooperation. We have entered into strategic agreements with Eutelsat, Intelsat, Shin Satellite and Telesat Canada (formerly Loral Skynet) for the joint marketing of their capacity and our value-added services. We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we provide value-added services while they provide transmission capacity. For example, we recently entered into an agreement with Eutelsat that is designed to offer content providers an efficient and reliable means for reaching Direct to Home customers, cable television headends (cable television system control centers that receive and process signals for distribution to subscribers), and hotels and conference centers in Southeast Asia.

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

        Broadcasting Industry Dynamics

        There are a number of current market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

—	Globalization of content. Technological developments, particularly the massive deployment of satellite dishes and the transition to digital from analog cable, have prompted a rapid acceleration in the introduction of new broadcasters and have increasingly led broadcasters to target a global audience. Content providers are increasingly offering their programming on a global scale. Broadcasters who appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience worldwide. These content providers rely upon networks with the ability to distribute across all continents in order to achieve global scale.

—	Expanding channel lineups. In the last decade, numerous new content providers have begun broadcasting. Competition between networks for audience and revenue dollars and competition between service providers for customers, as well as satellite providers’offering local channels and localized content, are all catalysts for a larger number of channels becoming available. According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. In 2003, there were 677 channels in the United States that targeted specific ethnic groups. There are also special interest broadcasters, such as the Baby Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. These new channels will lead to a greater volume of content to be distributed over satellite and terrestrial fiber networks globally. According to Euroconsult, the number of satellite television channels worldwide is expected to grow at a 10% compounded annual growth rate from 2004 to 2012.

—	New broadcasting technology. Increased high definition television (HDTV) adoption and digital simulcast are expected to lead to even greater increases in the number of channels available. At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as us. The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber optic networks. According to Informa Telecoms & Media, a market research firm, the number of homes with high definition television (HDTV) services is expected to increase by a compounded annual growth rate of 52% from 2005 to 2010.

—	Emergence of Internet protocol television. New service providers offering video over the public Internet open the door for new content providers to enter the industry. The provisioning of a network such as RRsat Global Network, which integrates satellite-based and terrestrial fiber optic capacity, will be required to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content created by Internet protocol television.

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

        Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, systems integration to network management. According to a 2007 report by the World Teleport Association, in 2007 the teleport sector generated revenues of approximately $15 billion per year and was a critical component of the global satellite communications industry, producing over 24.0% of world satellite services revenue.

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

        We operate our principal teleports in Israel, and use hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy and Russia, to provide global distribution capabilities. We also recently entered into an agreement in February 2008 to acquire the Hawley Teleport in Pennsylvania. Because of Israel’s unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa. By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia. Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one space segment.

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

        Content Distribution: Uplink, Downlink and Turnaround Services

        We are an innovative provider of comprehensive transmission services to the global broadcasting industry. We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis. We transmit to 31 satellites and receive transmissions from 58 satellites, which allow our customers’ content to be distributed to six continents. Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility or to Direct to Home consumers.

        Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport. We operate an array of more than 100 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia. These services are available on a continuous basis, monitoring for special events. We have also entered into service contracts on a long-term basis that involve dedicated downlinks from a total of 58 satellites, including those operated by Eutelsat, Intelsat, NSS, ArabSat, AsiaSat, Spacecom, SES Sirius, Shin, ABS, Telesat, TürkSat, ISRO, RSCC and HellasSat.

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

        We provide continuous year-round global distribution services via satellites or terrestrial fiber optic on a full-time basis to more than 425 television and radio channels. Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents. The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

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

Network

        Our RRsat Global Network comprises various leased satellite platforms, terrestrial fiber optic capacity and the use of the public Internet. Our principal teleport in Re’em and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 31 satellites and downlink services from 58 satellites. Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

        The following table lists the satellites from which we lease capacity by their primary regional coverage:

RRsat Global Network -- Satellite Component

Europe	North America	Asia	MiddleEast	Africa	South America	Australia

Amos-1	Galaxy-25	Eutelsat-W5	Amos-1	AtlanticBird-1	Intelsat-907	Insat-2E(APR-1)
Amos-2	Intelsat-907	Insat-2E (APR-1)	Amos-2	Turksat-2A	Galaxy-23	Intelsat-10
AtlanticBird-1	AMC-4	Intelsat-4	AtlanticBird-1	Turksat-1C	Hispasat-1C	Thaicom-5
Turksat-2A	Galaxy-23	Intelsat-10	Turksat-2A	Intelsat-10		Optus-D2
Eutelsat-W1	Hispasat-1C	Thaicom-5	Hotbird-6	Intelsat-4		NSS-6
Hotbird-7A		Telstar-10	Hotbird-8	Thaicom-5
Hotbird-6		Asiasat-3S	Insat-2E	Intelsat 902
Hotbird-8		Intelsat 902	Intelsat-10	Express A4
Turksat-1C		ABS-1	Thaicom-5
Eutelsat-W2			Eutelsat-W1
Eurobird-9			Yamal-201
Eutelsat Sesat 1			Turksat-1C
AtlanticBird-4
Eurobird-9
Eutelsat Sesat 1
Express A4

        A significant portion of the satellite capacity we use (approximately 29.2% as of December 31, 2007) is leased through the agreements described below with British Telecommunications plc, Eutelsat S.A., Intelsat Global Sales & Marketing Ltd. and The Türksat Satellite Operator Company:

—	British Telecommunications – British Telecommunications subleases us capacity on the Hotbird-8 Satellite, which primarily covers Europe. This sublease, providing 6.3% of our total satellite capacity as of December 31, 2007, extends for five and one half years and expires in October 2009.

—	Eutelsat – Eutelsat leases us capacity on the Hotbird-6 Satellite, which also primarily covers Europe. This lease, providing 7.2% of our total satellite capacity as of December 31, 2007, extends for 12 years and expires in September 2014, but may be terminated by either party without penalty after October 1, 2010.

—	Intelsat – Intelsat leases us capacity on the Galaxy-25 Satellite, which primarily covers North America. This lease, providing 5.1% of our total satellite capacity as of December 31, 2007, extends for 10 years and expires in July 2015, but may be terminated by us without penalty on July 1, 2010. In October 2007, we entered into an agreement with Intelsat for the lease of additional capacity on the Galaxy-25 Satellite, thus providing for approximately 3.8% of our total satellite capacity as of December 31, 2007. This lease extends for 7 years and 9 months and expires in June 2015, but may be terminated by us without penalty on October 1, 2012.

—	Türksat – Türksat subleases us capacity on the Hotbird-6 Satellite, which primarily covers Europe. This sublease, providing 6.8% of our total satellite capacity as of December 31, 2007, extends for 5 years and expires in November 2010, but may be terminated by RRsat with one year’s notice and payment of a termination penalty.

        Each of these agreements is subject to termination in the event of an uncured breach by the other party.

        At our principal Re’em teleport, we operate an array of more than 100 satellite dish antennas, ranging from 1.2 meters in diameter to 10.0 meters in diameter. In addition to our principal teleport, we own three auxiliary teleports elsewhere in Israel (Herzliya, Jerusalem and Tel-Aviv) and utilize hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, and Russia.

        We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC and Pennsylvania), the United Kingdom, Russia, Israel, Italy, Australia and Hungary.

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

        Our network services costs amounted to $15.2 million in 2005, $22 million in 2006 and $30.5 million in 2007. As of December 31, 2007, our contractual commitments for the next five years under our operating network leases amounted to $98 million.

Customers

        Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters. In 2007, we had more than 300 continuous and occasional customers. Our top ten customers represented 41.0%, 42.4% and 39.5% of our revenues in 2005, 2006 and 2007, respectively, and no single customer accounted for more than 9.0%, 6.7% and 6.6% of our revenues during each of these periods, respectively. For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

        The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services News Channels
Commercial Channels	Governmental Channels	Religious Channels

Baby TV	Arirang TV (South Korea)	3 Angels Broadcasting	Fox News
Baby First TV	IBA CH-33 (Israel)	CGN	Israel Channels (2, 5 and 10)
Telemedia InteracTV	BVN TV (The Netherlands)	Channel New Life	Al Jazeera Channel
Conto TV	Kurdsat	God's Learning Channel	Russia Today
Fashion TV	MRTV (Myanmar)	GOD TV
NTD TV	Thai Global Network	TCT
MGM	Turkish Radio and Television	The Word Network
Music Box	VTV-4 (Vietnam)	Apostolic Oneness Network
The Israeli Channel

Contracted Backlog and Agreements

        Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional two to five years. As of December 31, 2007, we had contracted backlog totaling $155.5 million through 2016, of which $59.3 million are related to services expected to be delivered in 2008, and $48.7 million are related to services expected to be delivered in 2009. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements. As of December 31, 2007 the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately two and a half years. For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

        As of December 31, 2007 we had 217 major long-term service contracts with 125 customers, of which 37 are due for renewal in the next 12 months. The pricing is typically project based. Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity. Approximately 86% of our agreements follow a “take or pay” format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration.

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

        We use a combination of a direct sales force and a network of third party agents and representatives. Our sales force and marketing team are based in Israel and in the United States, and each sales manager is assigned a geographic region. In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, occasional use and production services. We assign a sales representative to maintain the relationship with each customer. The sales representative works together with our technical department to ensure that we understand the customer’s business and needs. They are supplemented by local agents and representatives, who provide familiarity with the local market and in some cases specialized technical knowledge.

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

        For example, we have entered into strategic arrangements with Eutelsat, Intelsat, Shin Satellite and Telesat Canada:

—	Eutelsat (Cross-Sale) – We have joined forces with Eutelsat to offer content providers efficient and reliable means for reaching Direct to Home platforms, cable headends, hotels and conference centers in south-east Asia using our digital video platform that utilizes Ku-bank capacity on Eutelsat-W5 satellite. We have agreed to pay Eutelsat for the capacity used by us in accordance with a pre-defined schedule. This agreement was automatically extended through September 2008 and provides for three automatic renewal periods of one year each.

—	Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Insat-2E (Intelsat APR-1) satellite. This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite. We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat. The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services. This agreement extends through April 2011.

—	Shin Satellite (Cross-Sale) – We have joined forces with Shin Satellite to cooperate in packaging comprehensive transmission solutions for broadcasters and others acquiring satellite distribution using C-band capacity in Asia, Africa and Australia. The agreement, which extends through July 2008, provides that, during testing periods of potential customers, Shin Satellite will provide our potential customers with satellite capacity at no charge and we will provide Shin Satellite’s potential customers with teleport service at no charge.

—	Telesat Canada (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite. This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite. We agreed with Telesat Canada to jointly market content management and distribution services in conjunction with the satellite capacity we lease from Telesat Canada. The agreement provides that we make certain payments to Telesat Canada for the leased capacity and Telesat Canada pays us to the extent it sells any of our services. This agreement extends through June 2010 and provides for automatic renewal periods of one year each, unless terminated by either party.

        We also market our services by means of our corporate website (www.rrsat.com), advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

        We are active in industry organizations, and we are a member of the World Teleport Association and the Institute of Electrical and Electronics Engineers (IEEE).

Competition

        We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks. This content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators. Each of these service providers allows for the distribution of content and some also provide certain content management services. We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business. As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitor are GlobeCast, which is a subsidiary of France Telecom, and Arqiva Limited, a subsidiary of Macquarie UK Broadcast Holdings Ltd.

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

        We also compete indirectly with telecommunications companies such as Telespazio (an Italian telecommunications provider), Vyvx (owned by Level 3) and Telefónica S.A. (the incumbent Spanish telecommunications provider) in Europe, and REACH and Singapore Telecommunications in Asia, to the extent that they offer content management and distribution services. We believe that our competition with these companies is limited since they are tied to their own terrestrial network and mainly provide regional broadcasting while we focus on the provision of global content management and distribution service. In addition, Bezeq – The Israel Telecommunications Corp. Ltd., the principal domestic telecommunications provider in Israel, which is owned by a private consortium, has announced its intention to sell its principal teleport at Emek Ha’Ela in Israel. The primary asset of this teleport is Inmarsat station 711, which provides telephony communication to ships and mobile devices, but the teleport could be used or expanded to provide video and audio transmission services, in which case it may be employed to compete with us.

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

        Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRsat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

        In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

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

        In accordance with the provisions of our amended license, any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by the license. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

        As long as our articles of association include the provisions described above and we act in accordance with such provisions, the breach of these provisions by our shareholders in a manner that could cause their beneficial holdings to be converted into dormant shares will not serve in and of itself as the basis for the revocation of our license. Our articles of association contain the provisions described above.

        The amendments to our license that provide for the dormant shares mechanism described above do not apply to our shareholders prior to our initial public offering.

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

        We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment, effective through September 2012. We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

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

        The erection and operation of our Re’em teleport site requires building permits from local and regional zoning authorities. The building permit for our Re’em teleport site has expired at the end of February 2008. We have applied to extend the permit for an additional year but the zoning authority has not yet determined whether to extend our permit. If our request is not granted, we intend to appeal the decision. There can be no assurance that the zoning authority will renew the expired permit, or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.

        We lease an additional approximately 56,000 square feet pursuant to a lease that was entered into in June 2004 and which expires in June 2013, following our exercise of an extension option. We currently do not have satellite dishes on this site. If we decide to use this site in the future for our satellite dish antennas or other services, we will be required to obtain certain permits and licenses from local and regional zoning authorities.

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

        In the United States, the FCC regulates satellite and other radiocommunication services. Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act of 1934, as amended (the “Communications Act”). We could seek to obtain such a license on either a common carrier or private carrier basis. In connection with our February 2008 agreement to acquire the Hawley Teleport in Pennsylvania, we filed applications with the FCC on February 21, 2008 seeking FCC approval to acquire various wireless and earth station licenses associated with the Hawley Teleport and operate them on a non-common carrier basis. Comments on or oppositions to the acquisition must be filed with the FCC by April 4, 2008. As further discussed below, the Department of Justice, The Department of Homeland Security and the Federal Bureau of Investigation also my review the applications for national security concerns.

        The United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radiocommunication facilities on a common carrier basis. In particular, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

        Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or terrestrial facilities) must obtain operating authority from the FCC under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over any lines of communication. The FCC simplified the Section 214 authorization process by automatically granting “blanket authority” that permits common carriers providing interstate services to construct or operate domestic transmission lines without applying for domestic Section 214 authorization. This blanket authority, however, does not extend to common carriers providing international services (on a facilities or resold basis) and any such carriers must apply for and obtain Section 214 authority prior to providing international services. In addition, FCC approval under Section 214 of the Communications Act must be obtained before a domestic or international common carrier or its licenses or assets can be acquired by a third party. We believe that we are currently operating as a private carrier in the U.S., and therefore do not require Section 214 authorization from the FCC. If we acquire a teleport in the future and choose to operate as a common carrier rather than a private carrier, however, we will need to obtain an international Section 214 authorization in addition to the Title III wireless license(s) described above.

        In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review applications to acquire both Title III and Section 214 licenses or authorizations and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.

C. Organizational structure

        We are organized under the laws of the State of Israel. We have two wholly owned subsidiaries, a corporation incorporated under the laws of the State of Delaware and a limited liability company organized under the laws of the Republic of Cyprus. None of our subsidiaries are significant subsidiaries.

D. Property, plants and equipment

        We lease approximately 112,000 square feet at our main teleport in Re’em, Israel. We occupy approximately 41,000 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2011 following our exercise of an extension option. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans. We lease an additional approximately 56,000 square feet adjacent to our principal teleport pursuant to a lease that was entered into in June 2004 and which expires in June 2013, following our exercise of an extension option. We also lease an additional approximately 10,500 square feet adjacent to our principal teleport pursuant to a lease that we entered into in November 2007 and which expires in December 2011, and we have an option to extend the term for up to an additional 10 years.

        In May 2006, we entered into a new lease for approximately 3,500 square feet in Re’em, Israel, adjacent to our principal teleport. This lease expires in December 2011 following our exercise of an extension option and we have an option to extend the term for an additional 4 years.

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

        Since August 2005 we have been leasing approximately 9,300 square feet broadcasting studio facility located in Jerusalem, Israel. The studio facility lease expires in July 2010 with an option to extend the term for an additional period, of either five or ten years at our election. Since July 2007 we have also been leasing approximately 3,600 square feet facility in Jerusalem, Israel. This lease expires in July 2010 with an option to extend the term for an additional period of up to 15 years.

        In May 2007, we entered into two lease agreements for the lease of two office spaces, one of approximately 430 square feet and the other of approximately 170 square feet, in Jerusalem, Israel, to be used for temporary studios and offices. These leases expire in June 2008 and we have an option to extend until December 2008.

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

        In June 2007, our Delaware subsidiary entered into a lease agreement for the lease of an office space in Phoenix, Arizona. This lease expires in May 2009.

        In February 2008, we entered into an agreement to acquire from Skynet Satellite Corporation the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. The teleport includes approximately 212 acres and a 3 floor communications building with approximately 40,000 square feet. The acquisition is scheduled to close in the second quarter of 2008 and is subject to a 45-day due diligence period, regulatory approvals and customary closing conditions. We filed applications with the FCC on February 21, 2008 seeking FCC approval to acquire various wireless and earth station licenses associated with the Hawley Teleport and operate them on a non-common carrier basis. Comments on or oppositions to the acquisition must be filed with the FCC by April 4, 2008.

        We believe that our current leases are adequate to meet our needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our consolidated financial statements, including the related notes, and should be read in conjunction with them. You can find our consolidated financial statements in “Item 18 – Financial Statements.”

A. Operating results

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 425 television and radio channels, covering more than 150 countries.

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

        We formed the company in 1981. In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we formed the “RRsat Global Network” concept and entered into the global content management and distribution services market. In the last seven years, RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber optic lines and the public Internet. In 2003, we opened our playout center. Today we provide playout services to more than 90 television channels for distribution through our RRsat Global Network.

        In February 2008, we entered into an agreement to acquire from Skynet Satellite Corporation the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. The acquisition is scheduled to close in the second quarter of 2008 and is subject to a 45-day due diligence period, regulatory approvals and customary closing conditions.

        We see a significant financial advantage in strategically leasing our global network. Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

        Revenues. We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 425 television and radio channels (see Item 4 “Information on the Company” for a detailed description of the services that we provide).

        Most of our revenues are from monthly services provided to our customers under long-term contracts. In 2007, 2006 and 2005, 94%, 91% and 91%, respectively, of our revenues were generated from long-term contracts, and 6%, 9% and 9%, respectively, of our revenues were generated from occasional services provided to existing customers or to new customers.

        Contracted Backlog. Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years. As of December 31, 2007, we had contracted backlog totaling $155.5 million through 2016, of which $59.3 million are related to services expected to be delivered in 2008, and $48.7 million are related to services expected to be delivered in 2009. Of our $155.5 million of contracted backlog as of December 31, 2007, $59.3 million are related to services expected to be delivered in 2008, $48.7 million are related to services expected to be delivered in 2009 and the balance related to services to be delivered through 2016. Of our $155.5 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $134 million, or 86%, is related to obligations to be provided under non-cancelable agreements and $21.5 million, or 14%, is related to obligations to be provided under cancelable agreements. Of our $21.5 million contracted backlog that relates to cancelable agreements, $8.5 million relate to services to be delivered in 2008, $7.5 million relates to services to be delivered in 2009 and $5.5 relates to services to be delivered from 2010 through 2013. Most of our cancelable agreements (69.4%) may be canceled by an advanced notice of between 30 to 120 days, while 27.7% of our cancelable agreements may be canceled at certain predefined exit dates and 2.9% may be canceled by the customers’ payment of a penalty equal to between one and six months’ fees. We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. As of December 31, 2007, the weighted average remaining duration of our contracted backlog was approximately two and a half years.

        Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements. Our contracted backlog for future services as of December 31, 2005, 2006 and 2007 was $91.2 million, $114.4 million and $155.5 million, respectively. The increases in contracted backlog resulted from additional new customer contracts and expansion and renewal of existing customer contracts.

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

        Geographic Revenue Breakdown. We have historically derived revenues from customers based in different geographical areas. The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2005 through 2007, by the geographical locations of our customers. Most of our contracts are denominated in U.S. dollars. The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2005	2006	2007
	(as a percentage of total revenues)

North America	16.9%	20.6%	22.3%
Europe	40.5	41.5	43.7
Asia	16.5	11.6	10.1
Israel	15.3	13.0	9.6
Middle East (other than Israel)	9.1	10.8	11.8
Rest of world	1.7	2.5	2.5

Total	100%	100%	100%

        We expect that, as a result of our contemplated expansion of our operations in the U.S. and Asia, the percentage of revenues that we derive from customers located in North America and Asia will increase.

        Customers and Customer Concentration. We supply our services to customers all over the world and our sales are derived from a large number of individual customers. During 2007, our revenues were derived from more than 300 customers. In 2007, our ten largest customers accounted for 39.5% of total revenues, and no single customer accounted for more than 6.6% of our total revenues. It is our policy to require a deposit for the last one to three months of service from most of our customers. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

        Cost of Revenues. Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services), salaries and depreciation of transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers such as satellite space segment and teleport services and fiber network leases. We lease our space segment capacity pursuant to long-term contracts. We can terminate approximately 21% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause. We lease approximately 72% of our space segment capacity on a non-preemptible basis, providing our network a higher level of reliability to our customers and assurance in the case of service outage. We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution. Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts. If we are unable to increase our services prices, our gross profit may decline.

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

        General and Administrative Expenses. Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services. It includes management fees to our principal shareholders that amounted to $600 thousand in 2005 and 2006 and $398 thousand in 2007 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”). Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management’s opinion, adequately reflect the loss included in those debts the company is unlikely to collect. The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt, past experience and whether the debt has been transferred to a professional collector. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting, and as we incur additional expenses relating to our being a publicly traded company, such as legal and accounting expenses, expenses relating to our directors’ and officers’ insurance policy and expenses associated with the implementation of the procedures required by the Sarbanes-Oxley Act. We intend to fund these expenses from our working capital.

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

        Share-based Compensation. Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses results from the granting of options to employees under the fair-value based method of accounting (calculated using the Black-Scholes model) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. The intrinsic value of the options outstanding as of December 31, 2007, was $2.9 million, all related to unvested options. The intrinsic value of the restricted share units outstanding as of December 31, 2007, was $1.2 million.

        Interest and Marketable Securities Income. Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

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

        Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes. We are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. On July 25, 2005, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2007 the tax rate was reduced to 29.0% and in 2008 the tax rate will be reduced to – 27.0%, in 2009 – 26.0% and from 2010 onward the tax rate will be 25.0%. Furthermore, beginning in 2010, upon reduction of the corporate income tax rate to 25.0% capital gains will be subject to tax at the rate of 25.0%. Current and deferred tax balances as of December 31, 2005, 2006 and 2007 are calculated in accordance with the new tax rates provided in the tax reform. The effect of the change on the financial statements as of the beginning of 2005 is a decrease in income tax expense in the amount of $60 thousand.

        We were granted in 2006 an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. See Item 10.D. “Additional Information – Taxation – Taxation in Israel – Law for the Encouragement of Capital Investments, 1959” for more information about our “approved enterprise” status. In 2007 and 2006, we realized tax reductions resulting from the “approved enterprise” status in an aggregate amount of $220 thousand and $146 thousand, respectively.

        Expansion Plans. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the agreement we recently entered into in February 2008 to acquire the Hawley Teleport in Pennsylvania. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

Application of Critical Accounting Policies

        Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements in Item 18. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations.

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results may differ from these estimates under different conditions. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

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

        Provision for Doubtful Accounts. The consolidated financial statements include specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the loss included in those debts whose collection is doubtful. Doubtful debts, which according to management’s opinion, are unlikely to be collected, are written-off from the company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

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

        Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained.

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

        Accounting for Stock-Based Compensation. We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for options granted prior to December 31, 2005 and SFAS 123R for options and restricted share units grants after January 1, 2006. The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period. As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model with certain assumptions that are significant inputs. The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option. These estimates introduce significant judgment into determining the fair value of stock-based compensation awards. The grant date fair value of the restricted shares units is calculated using the share price at the date of grant.

        Recent Accounting Pronouncements.

        In February 2007, the FASB issued statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115” (Statement 159). Statement 159 gives the company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for our 2008 fiscal year. We do not currently expect the adoption of Statement 159 will have a material impact on our financial condition, results of operations and cash flow.

        In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of Statement 157‘s fair- value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not currently expect that the adoption of Statement 157 will have a material impact on our financial condition, results of operations and cash flow.

        In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We do not currently expect that the adoption of Statement 141R and 160 will have a material impact on our financial condition, results of operations and cash flow.

Results of Operations

        The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2005	2006	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$31,311	$43,284	$59,221
Cost of revenues	19,798	27,451	38,419

Gross profit	11,513	15,833	20,802

Operating expenses:
Sales and marketing	1,704	1,831	3,017
General and administrative	2,356	3,588	5,767
One time fees associated with the IPO	--	1,000	--

Total operating expenses	4,060	6,419	8,784

Operating income	7,453	9,414	12,018
Interest and marketable securities income	140	450	2,631
Currency fluctuation and other financial
income (expenses), net	(2)	374	329
Changes in fair value of embedded currency
conversion derivatives	(1,375)	243	(646)
Other income, net	36	4	4

Income before taxes on income	6,252	10,485	14,336
Income taxes	2,007	3,180	2,932

Net income	$4,245	$7,305	$11,404

Basic income per ordinary share	$0.33	$0.53	$0.66

Diluted income per ordinary share	$0.33	$0.53	$0.65

Weighted average number of ordinary shares
used to compute basic income per ordinary
share	12,921,300	13,746,467	17,249,710

Weighted average number of ordinary shares
used to compute diluted income per
ordinary share	13,034,700	13,793,694	17,418,180

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

	Year ended
	December 31, 2006		December 31, 2007
	(in thousands and as a percentage of total revenues)

Revenues	$43,284	100%	$59,221	100%
Cost of revenues	27,451	63.4	38,419	64.9

Gross profit	15,833	36.6	20,802	35.1

Operating expenses:
Sales and marketing	1,831	4.2	3,017	5.1
General and administrative	3,588	8.3	5,767	9.7
One time fees associated with the IPO	1,000	2.3	--	--

Total operating expenses	6,419	14.8	8,784	14.8

Operating income	9,414	21.8	12,018	20.3
Interest and marketable securities income	450	1.0	2,631	4.4
Currency fluctuation and other financial income (expenses), net	374	0.9	329	0.6
Changes in fair value of embedded currency conversion derivatives	243	0.6	(646)	(1.1)
Other income, net	4	0.0	4	0.0

Income before taxes on income	10,485	24.2	14,336	24.2
Income taxes	3,180	7.3	2,932	5.0

Net income	$7,305	16.9	$11,404	19.3

        Revenues. Revenues were $59.2 million for the year ended December 31, 2007, an increase of 36.8%, from $43.3 million in 2006. The increase in revenues was primarily due to a $15.1 million increase in revenues from long-term service contracts and an increase of $0.9 million in revenues from the provision of occasional services.

        Cost of Revenues. Cost of revenues was $38.4 million for the year ended December 31, 2007, an increase of 40%, from $27.5 million in 2006. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $30.5 million in the period ended December 31, 2007, an increase of 40.5%, from $21.7 million in 2006.

        As a percentage of total revenue, cost of revenues increased from 63.4% in 2006 to 64.9% in 2007. The increase in cost of services as a percentage of revenue is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers. Secondly, the cost of services that were denominated in Euro currency resulted in an increased U.S. dollar cost of service in the translation to the U.S. dollar functional currency, due to the devaluation of the U.S. dollar against the Euro currency during 2007.

        The other principal components of cost of revenues include depreciation and amortization, which was $3.0 million in 2007, an increase of 30.5% from $2.3 million in 2006. This increase is directly attributable to the increase in fixed assets that grew as a direct result of the addition of customers on our network.

        Sales and Marketing Expenses. Sales and marketing expenses were $3.0 million in the year ended December 31, 2007, an increase of 64.8% from $1.8 million in 2006. As described below, the increase in sales and marketing expenses is due to increases in salaries, wages and benefits, and increases in agents and commission fees paid to third parties. Sales and marketing expenses as a percentage of revenues were 4.2% and 5.1% in 2006 and 2007, respectively.

        Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 38.4% and 33.4% of our total sales and marketing expenses in 2006 and 2007, respectively. Salaries, wages and benefits increased by $308 thousand from $700 thousand in 2006 to $1.0 million in 2007 due to an increase in the number of our employees and salary increases.

        Agents and commission fees paid to third parties comprised 49.8% and 52.2% of our total sales and marketing expenses in 2006 and 2007, respectively. Agent fees increased by $675 thousand from $900 thousand in 2006 to $1.6 million in 2007 due to additional fees paid with respect to new contracts.

        General and Administrative Expenses. General and administrative expenses were $5.8 million in the year ended December 31, 2007, an increase of 60.7% from $3.6 million in 2006. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in salaries, wages and service fees paid to our general and administrative officers and employees, an increase in professional services fees and an increase in expenses on provision for doubtful accounts, which was partially offset by a decrease in management fees. As a percentage of revenues, general and administrative expenses were 8.3% and 9.7% in 2006 and 2007, respectively.

        Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 53.2% and 49.1% of our total general and administrative expenses in 2006 and 2007, respectively. Salaries, wages and service fees expenses increased by $388 thousand from 2006 to 2007 mainly due to an increase in the number of employees and bonus paid due to our company’s performance.

        Management fees paid to our principal shareholders decreased from $600 thousand in 2006 to $398 thousand in 2007 due to the new management services agreement, which became effective at the beginning of 2007.

        Professional services fees, which are legal and audit fees and consulting fees associated with the preparation for Sarbanes-Oxley compliance, increased from $95 thousand in 2006 to $630 thousand in 2007. The increase in the costs incurred in 2007 was due to costs associated with the company becoming a public company at the end of 2006.

        Expenses on provision for doubtful accounts increased by $404 thousand from $690 thousand in the year ended December 31, 2006 to $1.1 million in the year ended December 31, 2007. The increase is due to an increase in accounts receivables that management has assessed as doubtful. This is associated with our increased business activities.

        One Time Fees Associated with the IPO. We incurred in the fourth quarter of 2006 a one-time expense of $1.0 million in connection with the termination of Datacom’s option to purchase ordinary shares in consideration for $500 thousand, and in connection with special management fees that we paid to Del-Ta Engineering and Kardan Communications in an aggregate amount of $500 thousand. See Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions – One Time Fees Associated with the IPO” and “–Employment Agreements.”

        Interest and Marketable Securities Income. Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $2.6 million in the year ended December 31, 2007, an increase of $2.2 million from interest and marketable securities income of $450 thousand in 2006. This increase is primarily the result of full year interest earned on the $47.4 million net proceeds from our initial public offering in November 2006.

        Currency Fluctuation and Other Financial Income (Expenses), Net. Currency fluctuation and other financial income, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $329 thousand in the year ended December 31, 2007, a decrease of $45 thousand from currency fluctuation and other financial income, net of $374 thousand in 2006.

        Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives resulted in an expense of $646 thousand in the year ended December 31, 2007, compared to income of $243 thousand in 2006. The change in the year ended December 31, 2007 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.3170 U.S. dollar/EURO at the end of 2006 to 1.4718 U.S. dollar/EURO as of December 31, 2007, and the respective change in the value of the U.S. dollar-EURO forward contracts, and due to additional contracts with embedded derivatives which we entered into during 2007. The change in the year ended December 31, 2006 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.1839 U.S. dollar/EURO at the end of 2005 to 1.3170 U.S. dollar/EURO as of December 31, 2006 and the respective change in the value of the U.S. dollar-EURO forward contracts.

        Income Taxes. Income taxes were $2.9 million in the year ended December 31, 2007, a decrease of 7.8% from $3.2 million in 2006. The decrease is primarily due to the difference between the definition of capital and assets for Israeli tax purposes that resulted in finance expenses for tax purposes, which offset our increase in income before taxes in our consolidated financial statements and reduced the income before tax for tax purposes, as well as the additional decrease in tax rates from 31% in 2006 to 29% in 2007, and the increased portion of our taxable income associated with the approved enterprise reduced tax rate. In addition, the taxes on income in the year ended December 31, 2006 include an expense of $100 thousand for previous years taxes as a result of a settlement agreement signed with the Israeli tax authorities with respect to the years 2001 to 2003.

        Net Income. Net income was $11.4 million in the year ended December 31, 2007, an increase of 56.1% from $7.3 million in 2006. The increase is due to an increase in operating income of $2.6 million, an increase in interest and marketable securities income of $2.2 million, a decrease in income from embedded currency conversion derivatives of $0.9 million and decrease in income taxes of $0.3 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

	Year ended
	December 31, 2005		December 31, 2006
	(in thousands and as a percentage of total revenues)

Revenues	$31,311	100%	$43,284	100%
Cost of revenues	19,798	63.2	27,451	63.4

Gross profit	11,513	36.8	15,833	36.6

Operating expenses:
Sales and marketing	1,704	5.4	1,831	4.2
General and administrative	2,356	7.5	3,588	8.3
One time fees associated with the IPO	--		1,000	2.3

Total operating expenses	4,060	13.0	6,419	14.8

Operating income	7,453	23.8	9,414	21.8
Interest and marketable securities income	140	0.4	450	1.0

Currency fluctuation and other financial income (expenses), net	(2)	0.0	374	0.9

Changes in fair value of embedded currency conversion derivatives	(1,375)	(4.4)	243	0.6
Other income, net	36	0.1	4	0.0

Income before taxes on income	6,252	20.0	10,485	24.2
Income taxes	2,007	6.4	3,180	7.3

Net income	$4,245	13.6	$7,305	16.9

        Revenues. Revenues were $43.3 million for the year ended December 31, 2006, an increase of 38.2%, from $31.3 million in 2005. The increase in revenues was primarily due to an $11.3 million increase in revenues from long-term service contracts and an increase of $700 thousand in revenues from the provision of occasional services.

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

        Interest and Marketable Securities Income. Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $450 thousand in the year ended December 31, 2006, an increase of $310 thousand from interest and marketable securities income of $140 thousand in 2005. This increase is primarily the result of interest earned on the $47.4 million net proceeds from our initial public offering in November 2006.

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

        Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives resulted in income of $243 thousand in the year ended December 31, 2006, compared to an expense of $1.4 million in 2005. The change in the year ended December 31, 2005 is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 to 1.1839 U.S. dollar/EURO as of December 31, 2005 and the respective change in the value of the U.S. dollar-EURO forward contracts. The change in the year ended December 31, 2006 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.1839 U.S. dollar/EURO at the end of 2005 to 1.3170 U.S. dollar/EURO as of December 31, 2006 and the respective change in the value of the U.S. dollar-EURO forward contracts.

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

Selected Quarterly Financial Information

        The following tables set forth our unaudited quarterly statements of operations for each of the eight quarters ended December 31, 2007 as well as this data expressed as a percentage of our revenues for the quarter presented. You should read these tables in conjunction with our consolidated financial statements and accompanying notes included in Item 18. We have prepared this unaudited information on the same basis as our audited consolidated financial statements.

	Quarter ended
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
	(in thousands)

Revenues	$9,423	$10,281	$11,539	$12,041	$13,275	$14,660	$14,954	$16,332
Cost of revenues	5,913	6,514	7,326	7,698	8,470	9,448	9,732	10,769

Gross profit	3,510	3,767	4,213	4,343	4,805	5,212	5,222	5,563

Operating expenses:
Sales and marketing	490	387	524	430	662	708	805	842
General and administrative	812	809	969	998	1,435	1,340	1,526	1,466
One time fees associated
with the IPO	-	-	-	1,000	-	-	-	-

Total operating expenses	1,302	1,196	1,493	2,428	2,097	2,048	2,331	2,308

Operating income	2,208	2,571	2,720	1,915	2,708	3,164	2,891	3,255
Interest and marketable
securities income	55	28	39	328	569	834	508	720
Currency fluctuation and
other financial income
(expenses), net	3	226	(2)	147	8	(149)	259	211
Changes in fair value of
embedded currency
conversion derivatives	122	74	26	21	28	(12)	(242)	(420)
Other income, net	-	4	-	-	-	4	-	-

Income before taxes on
income	2,388	2,903	2,783	2,411	3,313	3,841	3,416	3,766
Income taxes	(828)	(880)	(808)	(664)	(688)	(1,227)	(464)	(553)

Net income	$1,560	$2,023	$1,975	$1,747	$2,625	$2,614	$2,952	$3,213

As a Percentage of Revenues

	Quarter ended
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	62.8	63.4	63.5	63.9	63.8	64.4	65.1	65.9

Gross profit	37.2	36.6	36.5	36.1	36.2	35.6	34.9	34.1

Operating expenses:
Sales and marketing	5.2	3.8	4.5	3.6	5.0	4.8	5.4	5.2
General and administrative	8.6	7.9	8.4	8.3	10.8	9.1	10.2	9.0
One time fees associated
with the IPO	-	-	-	8.3	-	-	-	-

Total operating expenses	13.8	11.6	12.9	20.2	15.8	13.9	15.6	14.2

Operating income	23.4	24.9	23.6	15.9	20.4	21.7	19.3	19.9
Interest and marketable
securities income	0.6	0.3	0.3	2.7	4.3	5.7	3.4	4.4
Currency fluctuation and
other financial income
(expenses), net	0.0	2.2	(0.0)	1.2	0.1	(1.0)	1.7	1.3
Changes in fair value of
embedded currency
conversion derivatives	1.3	0.7	0.2	0.2	0.2	(0.1)	(1.6)	(2.6)
Other income, net	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Income before taxes on
income	25.4	28.1	24.1	20.0	25.0	26.3	22.8	23.0
Income taxes	(8.8)	(8.6)	(7.0)	(5.5)	(5.2)	(8.4)	(3.1)	(3.4)

Net income	16.6	19.5	17.1	14.5	19.8	17.9	19.7	19.6

B. Liquidity and capital resources

        Principal Sources and Uses of Liquidity. Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities. We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers. We usually use our working capital to pay our suppliers, although we may utilize the lines of credit provided to us by Bank Igud (approximately $2.6 million) and Bank Leumi (approximately $1.0 million) when an obligation to pay a supplier precedes the receipt of payments from customers. At present we only utilize a portion of these lines of credit ($1.0 million from the Bank Leumi credit line and $200 thousand from the Bank Igud credit line) to provide guarantees required under seven of our long term contracts with our suppliers. Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers. We believe that our present working capital is sufficient for our present requirements.

        We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. For example, in February 2008 we entered into an agreement to acquire the Hawley Teleport in Pennsylvania for an aggregate purchase price of approximately $4.25 million. The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, which we believe can vary between $3 million to $15 million per teleport, depending, among other things, on the location of the teleport and the time it will take to establish the local teleport.

        Taking into account our expansion plans, we believe that our cash generated from operations and cash balances, including our net proceeds from our initial public offering in November 2006, will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Cash and Cash Equivalents; Marketable Securities. Cash and cash equivalents were $28.4 million at December 31, 2007, $51.4 million at December 31, 2006 and $2.1 million at December 31, 2005. The decrease from 2006 to 2007 is primarily attributable to investment in marketable securities. The increase from 2005 to 2006 is primarily attributable to our $47.4 million net proceeds from our initial public offering.

	Year ended December 31,
	2005	2006	2007
	(in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$5,845	$9,819	$13,560
Net cash used in investing activities	(2,980)	(5,902)	(36,544)
Net cash provided by (used in) financing activities	(2,494)	45,416	--

Increase (decrease) in cash and cash equivalents	371	49,333	(22,984)
Cash and cash equivalents - beginning of year	1,689	2,060	51,393

Cash and cash equivalents - end of year	$2,060	$51,393	$28,409

Operating Activities

        For the year ended December 31, 2007, net cash provided by operating activities was $13.6 million, an increase of $3.8 million from $9.8 million of net cash provided by operating activities for the year ended December 31, 2006. The increase resulted primarily from the $4.1 million increase in net income and the $3.9 million increase in trade receivables collected, offset by the increase of $1.4 million in premium amortization of held-to-maturity securities, as well as an increase in trading securities of $1.8 million which were invested during 2007. For the year ended December 31, 2006, net cash provided by operating activities was $9.8 million, an increase of $4.0 million from $5.8 million of net cash provided by operating activities for the year ended December 31, 2005. The increase resulted primarily from the $3.1 million increase in net income, the $3.3 million increase in deferred income resulting primarily from deposits received in connection with new customer contracts and the increase of $1.9 in accounts payable resulting from an our increased business activities and increase in related expenses, partially offset by increase of $5.2 million in accounts receivable resulting from the increase in our revenues and business activities during 2006, as well as trade receivables collected after the date of the balance sheet.

Investing Activities

        For the year ended December 31, 2007, we used $36.5 million for capital expenditures from which $31.2 million related to investments net of proceeds of marketable securities invested during 2007 from the proceeds from our initial public offering in November 2006, and $5.3 million for capital expenditures for teleport and playout equipment. For the year ended December 31, 2006, we used $5.9 million for capital expenditures related to our new studio facilities in Jerusalem as well as for teleport and playout equipment. For the year ended December 31, 2005, we used $3.0 million for capital expenditures primarily for teleport and playout equipment.

Financing Activities

        During the year ended December 31, 2007, we did not pay any dividends to our shareholders. During the years ended December 31, 2006 and 2005, we paid dividends to our shareholders in the amount of $2.0 million and $2.5 million, respectively.

        In November 2006, we completed our initial public offering and raised net proceeds of $47.4 million in exchange for the issuance of 4,195,000 of our ordinary shares.

C. Research and development, patents and licenses, etc.

        Not applicable.

D. Trend information

        See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-balance sheet arrangements

        We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2007.

F. Tabular disclosure of contractual information

        We have lease agreements for our facilities. One agreement ends on December 31, 2011. Another agreement ends on June 15, 2013, following the exercise of an extension option. Another agreement ends on December 31, 2011 following an exercise of an option and has another four-year extension option. Another agreement will end on December 31, 2011 and has two five-year extension options. Two agreements will end on July 30, 2010 and have two extension options the first of five years and the second of ten years. Two agreements will end on June 30, 2008 and have six months extension options. Another agreement will end on May 31, 2009. See Part D of Item 4 “Information on the Company – Property, plants and equipment”.

        We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fee.

        We enter into long term contracts with suppliers for leases of network (satellite and fiber optic) and teleport services. Approximately 79% of these contractual commitments as of December 31, 2007 do not provide for early termination, or impose a significant penalty for early termination. The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

        The following are the contractual commitments at December 31, 2007, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)

Operating Leases	$696	$240	$378	$78	$-
Operating Car Leases	298	156	134	8	-
Operating Network Leases	98,024	32,622	47,989	9,722	7,691

Total	$99,018	$33,018	$48,501	$9,808	$7,691

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

        Our directors and executive officers as of the date of this Annual report are as follows:

Name	Age	Position(s)

Gilad Ramot (1)(5)	57	Chairman of the Board
David Rivel	61	Chief Executive Officer and Director
Gil Efron	42	Chief Financial Officer
Lior Rival	35	Vice President - Sales and Marketing
Ziv Mor	32	Chief Technology Officer
Maya Rival	31	Vice President - Operations
David Assia (2)(3)(4)(5)(6)	56	Director
Amit Ben-Yehuda	44	Director
Avi Kurzweil (6)	41	Director
Vered Levy-Ron (2)(3)(4)	41	Director
Alexander Milner (1)(5)	68	Director
Ron Oren	36	Director
Guy Vaadia (2)(4)(6)	44	Director

(1)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the Securities and Exchange Commission (see explanation below)

(3)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

        Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001. He serves as the Chairman of the Board of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces’ Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

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

        David Assia, a member of our board of directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Electronics and Software. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

        Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders. Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005. From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel. Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996. He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Baby First TV LLC. Mr. Ben Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

        Avi Kurzweil, a member of our board of directors since January 2006, is the Chief Financial Officer and a director of Kardan Communications Ltd. and Chief Executive Officer of Kardan Technologies Ltd. Prior to becoming Chief Financial Officer of Kardan Communications Ltd. in August 2000, Mr. Kurzweil was Chief Financial Officer of AlphaCard Ltd., a franchise operator of Visa Credit Cards in Israel from early 1997 to August 2000. He currently serves as a director of Ophir Optronics Ltd., a company engaged in precision infrared optic components and laser measurement equipment, which is publicly traded on the Tel-Aviv Stock Exchange, and of several private companies, including IVP Video Productions Ltd. Mr. Kurzweil holds a B.A. in Economics and Accounting from Bar-Ilan University and is a certified public accountant in Israel.

        Alexander Milner, a member of our board of directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd. Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronic Systems Ltd. Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

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

        Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd. Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006. Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of InterGamma Investment Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

        Guy Vaadia, a member of our board of directors since October 2007, is the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha’Mizrahi from 1995.  Mr. Vaadia serves as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., Elran (D.D.) Infrastructures Ltd., CRH (Israel) Ltd., InterGamma Investment Ltd., First International Underwriting and Investments Ltd., FIBI Capital Markets Ltd., Manof Offering Company Ltd., Shamir Optical Industry Ltd. and FIBI-On Ltd.  Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

        The term of each of our directors, other than our Outside Directors, will expire at the time of our 2008 annual general meeting of shareholders. The term of our Outside Directors will expire in January 2010. Please also see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions” for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B. Compensation

        The aggregate direct compensation we paid to our executive officers as a group (5 persons) for the year ended December 31, 2007 was $3.2 million. This amount includes $55 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $1.7 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers’ employment agreements. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below).

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

        As of December 31, 2007, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our directors and executive officers (one person), at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of June 2012 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”), and (ii) 47,670 restricted share units granted to our directors and executive officers (6 persons). Other than as specified in the share ownership table under Item 7 “Major Shareholders and Related Party Transactions,” none of our directors and officers holds more than 1% of our outstanding shares.

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

        Since October 2007, Yigal Berman serves as an observer to our board of directors. In such capacity, he receives compensation equal to the compensation we pay our directors. Mr. Berman’s background is set forth below:

        Yigal Berman is the Vice President, Chief Financial Officer and Secretary of InterGamma Investment Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.). Mr. Berman served as our director from June 1993 through October 2007. Mr. Berman serves as the Chairman of the Board of Directors of Ophthalmic Imaging Systems (OTCBB: OISI), an affiliate of InterGamma Investment Ltd. that provides imaging systems solutions to the eye care community, as well as a director of various subsidiaries of InterGamma Investment Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, and Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

Corporate Governance Requirements

        The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. Our board of directors has determined that each of Messrs. Assia, Milner, Ramot and Vaadia and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Vaadia and Ms. Levy-Ron (who serve on our audit committee) qualifies as an independent director under the respective requirements of the Securities and Exchange Commission and NASDAQ.

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

Outside Directors

        We are subject to the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have elected in January 2007. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law. Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules and has “financial and accounting expertise,” and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules and has “professional expertise”.

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

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and an investment committee.

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of a controlling shareholder’s respective relatives. In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee. Our audit committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the Securities and Exchange Commission and NASDAQ. Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months.

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

        Compensation Committee. Our compensation committee consists of three directors, Alexander Milner, Gilad Ramot and David Assia, our outside director. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

        Investment Committee. Our investment committee consists of three directors, Avi Kurzweil, Guy Vaadia and David Assia, our outside director. The investment committee’s duties include reviewing and making recommendations to the board of directors regarding the company’s investment policies. The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

Internal Auditor

        Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The primary role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. Our internal auditor is Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu.

D. Employees

        As of December 31, 2007, we had 142 employees, of whom 111 were in operations, 12 were in sales and marketing, and 19 were in general and administration; as of December 31, 2006, we had 126 employees, of whom 100 were in operations, 9 were in sales and marketing, and 17 were in general and administration; and as of December 31, 2005, we had 107 employees, of whom 90 were in operations, 5 were in sales and marketing, and 12 were in general and administration. Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.

        Most of our employees are located in Israel. Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor. These provisions principally concern the maximum length of the work day and the work week for employees. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time. In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

        Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund a portion of our ongoing severance obligations by making monthly payments for severance insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with wages. They currently range from 9% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) will apply to all employees in Israel, including our employees. According to these provisions, all employees employed for at least nine months (or six months commencing in 2009) will be entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

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

        As of December 31, 2007, we had granted 104,828 restricted share units under the plan (net of units that were forfeited or expired), 60,366 of which were outstanding on that date. No other awards were granted under the plan as of December 31, 2007.

        The Israeli Tax Authority approved our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options for tax purposes.

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

A. Major shareholders

        The following table shows information as of March 18, 2008 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,286,762 ordinary shares outstanding as of March 18, 2008. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	6,420	*
David Rivel (2)	2,111,240	12.16%
Gil Efron	--	--
Lior Rival	13,750	*
Maya Rival	6,000	*
Ziv Mor	6,000	*
David Assia	--	--
Amit Ben-Yehuda	2,000	*
Avi Kurzweil	--	--
Vered Levy-Ron	--	--
Alexander Milner	--	--
Ron Oren	--	--
Guy Vaadia	--	--
All directors and officers as a group (13
persons)(2)	2,145,410	12.36%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (3)	6,260,069	36.21%
Kardan Communications Ltd. (4)	4,233,600	24.49%

*	Less than 1%.

(1)	Excludes outstanding restricted share units that do not vest within 60 days of March 18, 2008.

(2)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2008 and on other information provided to us. Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share, and (ii) 37,800 ordinary shares at an exercise price of $6.16 per share. These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2008 and on other information provided to us. The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. As of December 31, 2007, InterGamma Investment Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 71% of the voting power of Rapac Communication & Infrastructure Ltd. As of December 31, 2007, Mr. Tanhum Oren beneficially owned shares of InterGamma Investment Ltd. representing approximately 63% of the voting power of InterGamma Investment Ltd. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 ordinary shares. InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 174,269 ordinary shares. In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of additional 2,111,240 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in InterGamma Investment Ltd.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 15,2008 and on other information provided to us. The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd. As of December 31, 2007, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 71% of the voting power of Kardan Israel Ltd.

        Based on Schedule 13G/A filed with the Securities and Exchange Commission by Del-Ta Engineering Equipment Ltd. and David Rivel, on January 28, 2008 and on other information provided to us, (A) during 2007, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 64,700 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 445,934 ordinary shares in ordinary brokerage transactions, and (B) from January 1, 2008 through March 18, 2008, (i) InterGamma International Trade Founded by InterGamma Investments Co. acquired 109,569 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 71,326 ordinary shares in ordinary brokerage transactions.

        According to our transfer agent, as of March 18, 2008, we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 4,931,722 ordinary shares representing approximately 28.53% of outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

        Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement. Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel’s election to our board of directors. In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees. Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal. The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006. At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term. We have been advised by these principal shareholders that in November 2007, the term of the agreement extended until November 2010. Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our chief executive officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our chief executive officer.

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

        In October 2006, we entered into a new agreement with Del-Ta Engineering and Kardan Communications, which superseded the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with David Rivel effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications. Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 thousand in 2007.

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

        Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares. The options vest in five installments over a period of four years, beginning on December 31, 2006, when approximately1/6 of the options vested. These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share. Unvested options will expire upon termination of the service agreement and vested options will expire 6 months following termination of the services agreement.

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

        We also have employment agreements with Lior Rival, our Vice President – Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Vice-President Operations, who is the daughter of David Rivel. These agreements can be terminated at will without notice, except as required by Israeli law. The terms of their employment are substantially similar to the terms of employment of company employees in comparable positions. The compensation paid to Lior Rival and Maya Rival is included in the aggregate direct compensation amount reported under Item 6 “Directors, Senior Management and Employees – Compensation.”

Commercial Agreements

—	In February 2006, we entered into a service agreement with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 53.0% of the share capital and one of our directors serves as a director. Under this agreement, BFTV LLC agreed to purchase from us international playout and uplink services over a period of three years in consideration for monthly payments of $31.4 thousand until May 31, 2006 and $33.7 thousand for the remainder of the agreement’s term. In November 2006, we entered into an amendment to this agreement for additional services, pursuant to which the monthly payments were increased to $40.0 thousand for the remainder of the agreement’s term.

—	In January 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and fiber connectivity services in consideration for monthly payments of $10.1 thousand.

—	In September 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and uplink services in consideration for monthly payments of $20.2 thousand. BFTV LLC was also granted an option pursuant to the service agreement to purchase from us Internet streaming services in consideration for a monthly fee of $500. In addition, BFTV LLC agreed to pay us $15 for each smartcard ordered from us.

—	In May 2001, we entered into a service agreement with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 40.0% of the share capital and one of our directors serves as a director. Under this agreement, IVP-Ivory Video Productions Ltd. agreed to purchase from us certain video link and satellite transmission services over an initial period of two years (which was later on extended for an additional period of five and a half years), in consideration for monthly payments of $39.4 thousand. According to the agreement, we are responsible and bear all of the costs for obtaining all permits from all authorities required in Israel for the performance of the services.

—	Our corporate headquarters in Omer, Israel are currently leased under an agreement with Datacom, entered into in February 1998. The agreement provides for monthly lease payments of $1 thousand.

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

        You can find our consolidated financial statements in Item 18 “Financial Statements.”

Legal proceedings

        We are not party to any material litigation and are not aware of any pending or threatened litigation that could have a material adverse effect upon our business, operating results or financial condition.

Dividend policy

        We distributed to our shareholders cash dividends of $2.5 million and $2.0 million in 2005 and 2006, respectively. During 2007, we did not distribute any dividends to our shareholders.

        In March 2008, our board of directors adopted a new dividend policy to distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

        The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends only out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Furthermore, the distribution of dividends may be subject to Israeli withholding taxes. See Item 10.B. “Additional Information – Memorandum and articles of association – Dividends” and Item 10.D. “Additional Information – Taxation – Taxation in Israel,” respectively.

B. Significant changes

        Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

        Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008. Prior to November 1, 2006, there was no public market for our ordinary shares.

        The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2006 (from November 1, 2006)	$15.89	$11.25
2007	$26.50	$10.35

2006
Fourth quarter (from November 1, 2006)	$15.89	$11.25

2007
First quarter	$14.74	$10.35
Second quarter	$20.60	$12.83
Third quarter	$26.50	$15.76
Fourth quarter	$24.50	$17.03

Most recent six months
September 2007	$26.50	$18.00
October 2007	$24.50	$19.52
November 2007	$22.99	$17.03
December 2007	$22.45	$18.74
January 2008	$19.68	$14.57
February 2008	$19.99	$17.41
March 2008 (through March 20, 2008)	$19.64	$15.74

        On March 20, 2008, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $15.96 per share. According to our transfer agent, as of March 18, 2008, there were five holders of record of our ordinary shares.

B. Plan of distribution

        Not applicable.

C. Markets

        Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008.

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

Ordinary Shares

        Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share. As of March 18, 2008, we had 17,286,762 ordinary shares outstanding.

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

        As described above under Item 4.B. “Information on the Company – Business Overview – Regulation –Israeli Regulation – Ministry of Communications,” any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by our license. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

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

    (5)       .nomination and dismissal of an outside director – see Item 6.C. “Directors, Senior Management and Employees – Board practices – Outside directors.”

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

        In addition, any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting and any shareholder who has the power to prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

Fiduciary Duties and Approval of Related Party Transactions

        Fiduciary duties. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care.

        The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

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

        Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction. The transaction may not be approved if it is adverse to our interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company’s audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. The audit committee may not approve the transaction unless, at the time of the approval, at least two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee approved the transaction.

        A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

        The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

—	the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 1% of the aggregate voting rights of our company.

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

        Under the Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder:

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

Insurance of Office Holders

        Under the Companies Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party.

Exculpation of Office Holders

        Under the Companies Law, a company may, if permitted by its articles of association, exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

Limitations on Exculpation, Indemnification and Insurance

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

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the full extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events. In addition, we have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers.

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

        Ownership Limitations. Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRsat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control. Our license was amended in connection with our initial public offering in November 2006 to provide, among other things, that should a shareholder, other than our shareholders prior to the initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings. For additional information regarding the provisions of our amended license as it relates to restrictions on the transfer of control, see Item 4.B. “Information on the Company – Business Overview – Regulation – Israeli Regulation – Ministry of Communications.”

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C. Material contracts

        Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein	Item 7.B. "Major Shareholders and Related Party Transactions - Related party transactions - Registration Rights Agreement."

Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd.	Item 7.B. "Major Shareholders and Related Party Transactions - Related party transactions - Management Services Agreement."

Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.	Item 4.B. "Information on the Company - Business Overview - Network."

Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.	Item 4.B. "Information on the Company - Business Overview - Network."

Intelsat Transponder Service Order, dated September 30, 2007, between the Registrant and Intelsat Global Sales & Marketing Ltd.	Item 4.B. "Information on the Company - Business Overview - Network."

Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc	Item 4.B. "Information on the Company - Business Overview - Network."

Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Türksat Satellite Operator Company	Item 4.B. "Information on the Company - Business Overview - Network."

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

E. Taxation

Taxation in Israel

        The following is a discussion of the material tax consequences under Israeli tax laws relating to the ownership and disposition of our ordinary shares and of the Israeli government programs we benefit from. This discussion does not address all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include banks, financial institutions, insurance companies and securities dealers; persons that own, directly or indirectly, on the date the dividend was distributed or during the prior 12 months, 10% or more of our outstanding voting rights; or a foreign corporation if Israeli residents hold 25% or more of its shares or have the right to 25% or more of its income or profits.

        Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Therefore, the views expressed in the discussion may not be accepted by the tax authorities in question. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Corporate Tax Structure in Israel

        Israeli companies were subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate was 34% for 2005 and 31% for 2006, and is scheduled to decline to 27% in 2008, 26% in 2009, and 25% in 2010 and subsequent years.

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

        On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.

        In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index. Accordingly, these amounts were adjusted until the end of the 2007 tax year after which they will cease to be linked to the Israeli consumer price index.

Taxation of Non-Israeli Shareholders

Dividends

        Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 20% (or 25% in the case of a shareholder that holds, directly or indirectly, including with others, at least 10% of certain means of control in the company on the date the dividends are distributed or during the prior year) on dividends that they receive from us. This tax will be withheld at the source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.

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

        Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel, such as the NASDAQ Global Market, and provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

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

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). If the dividend is distributed during the benefit period or within the following 12 years (the 12-year limitation does not apply to a foreign investor’s company), the dividend recipient is taxed at the reduced withholding tax rate of 15%. After this period, the withholding tax rate is 25%.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        We were granted in 2006 an “Approved Enterprise” status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. In 2007 and 2006, we realized tax reductions resulting from the “approved enterprise” status in an aggregate amount of $220 thousand and $146 thousand, respectively.

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

        For taxable years beginning before January 1, 2011, a non-corporate U.S. holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. For purposes of determining whether U.S. holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

        We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets following our initial public offering, including goodwill, not reflected in our consolidated financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a PFIC. Additionally, it is unclear how the valuation rules apply to intangible assets in a situation where the issuer becomes a public company in the middle of the year. Moreover, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangibles, which may result in our being a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

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

F. Dividends and paying agents

        Not applicable.

G. Statements by experts

        Not applicable.

H. Documents on display

        We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

        As of the end of the reported period, we invested our excess cash in bank accounts and deposits located with banks located in Israel and in the United States. These instruments had maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield. Those funds are managed by two brokerage firms located in Israel and two brokerage firms located in the United States based on our investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments. Due to the credit rate and the dispersion we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.

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

        The net proceeds that we received as a result of the offering were approximately $47.4 million. As of December 31, 2007, all of our net proceeds were in cash equivalents and marketable securities. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

        We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to provide reasonable assurance (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

        Management assessed our internal control over financial reporting as of December 31, 2007, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework".

        Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

        Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, independently assessed the effectiveness of the company's internal control over financial reporting. Somekh Chaikin has issued an attestation report, which is included on pages F-3-F-4 of this Annual Report on Form 20-F.

Inherent limitations on effectiveness of controls

        Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Changes in internal control over financial reporting

        During the period covered by this report, no changes in our internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. David Assia is an "audit committee financial expert" and that he is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules.

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

Fees and services

        The table below summarizes the total remuneration that we paid during 2006 and 2007 to our independent accountants, Somekh Chaikin, a member firm of KPMG International.

	Year Ended December 31, 2006	Year Ended December 31, 2007
	(in thousands)

Audit fees	$52	$117
Audit-related fees (1)	314	35
Tax fees (2)	3	5
All other fees	--	--

Total	$369	$157

(1)	"Audit-related fees" are fees related to services performed in connection with our registration statement on Form F-1 for our initial public offering and our Annual Report on Form 20-F.

(2)	"Tax fees" are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee's pre-approval policies and procedures

        Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law. Our management is required to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors.

        Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-34 below.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant and an amendment thereto (translated from Hebrew)(incorporated herein by reference to Exhibit 3.1 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.2	Amendment to Memorandum of Association of the Registrant (translated from Hebrew)(incorporated herein by reference to Exhibit 3.5 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.3	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.1	Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein (incorporated herein by reference to Exhibit 10.1 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.2	RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3	Lease Agreement, dated November 28, 2001, between Zu'aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew) (incorporated herein by reference to Exhibit 10.3 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.4	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.5	Special License to Render Telecommunication Services, Amendment No. 1, issued to the Registrant on July 24, 2003 by the Israeli Ministry of Communications, and an amendment thereto, dated October 4, 2006 (translated from Hebrew) (incorporated herein by reference to Exhibit 10.7 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.6	Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 10.8 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.7	Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.+ (incorporated herein by reference to Exhibit 10.9 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.8	Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.+ (incorporated herein by reference to Exhibit 10.10 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.9	Intelsat Transponder Service Order, dated September 30, 2007, between the Registrant and Intelsat Global Sales & Marketing Ltd.+

4.10	Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc+ (incorporated herein by reference to Exhibit 10.11 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.11	Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Turksat Satellite Operator Company+ (incorporated herein by reference to Exhibit 10.12 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

8	List of significant subsidiaries.

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm.

+	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Financial Statements

As of December 31, 2007

RRsat Global Communications Network Ltd
and its subsidiaries

Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRsat Global Communications Network Ltd.

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 – Controls and procedures . Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 24, 2008

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets

In thousands except share data

	Note	December 31 2006	December 31 2007

Current assets
Cash and cash equivalents	1D; 2	$51,393	$28,409
Marketable securities	1E; 3	1,454	28,291
Accounts receivable:
Trade (net of provision for doubtful accounts of $987
and $1,882 as of December 31, 2006 and 2007 respectively)	1F	10,187	10,421
Other	4	797	518
Related parties		64	14
Fair value of embedded currency conversion derivatives	1P	743	1,303
Deferred taxes	1K; 15	184	711
Prepaid expenses		215	919

Total current assets		65,037	70,586

Deposits and long-term receivables	5	1,018	1,104

Marketable securities	1E; 3	-	6,722

Prepaid expenses	10D	-	1,025

Assets held for employee severance payments	1G	626	987

Fixed assets, at cost, less accumulated depreciation
and amortization	1H; 6	12,452	14,966

Total assets		$79,133	$95,390

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets (Continued)

In thousands except share data

	Note	December 31 2006	December 31 2007

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade		$4,488	$5,040
Other	7	1,845	1,559
Fair value of embedded currency
conversion derivatives	1P	410	1,616
Related parties		27	26
Deferred income	1M;8	3,992	5,191

Total current liabilities		10,762	13,432

Long - term liabilities
Deferred income	1M;8	3,945	5,169
Liability in respect of employee severance payments	9	660	1,011
Deferred taxes	1K; 15	421	619

Total long - term liabilities		5,026	6,799

Total liabilities		15,788	20,231

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2006 and 2007; 17,242,300
and 17,286,762 shares issued and fully paid as of
December 31, 2006 and 2007)		40	40
Additional paid in capital		51,280	51,691
Retained earnings		12,025	23,429
Accumulated other comprehensive loss		-	(1)

Total shareholders' equity		$63,345	$75,159

Total liabilities and shareholders' equity		$79,133	$95,390

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2005	2006	2007

Revenues	1M; 12	$31,311	$43,284	$59,221
Cost of revenues		19,798	27,451	38,419

Gross profit		11,513	15,833	20,802

Operating expenses
Sales and marketing		1,704	1,831	3,017
General and administrative		2,356	3,588	5,767
One time fees associated with the IPO	13	-	1,000	-

Total operating expenses		4,060	6,419	8,784

Operating income		7,453	9,414	12,018
Interest and marketable securities income	14	140	450	2,631
Currency fluctuation and other financing
income (expenses), net		(2)	374	329
Changes in fair value of embedded currency
conversion derivatives	1P	(1,375)	243	(646)
Other income, net		36	4	4

Income before taxes on income		6,252	10,485	14,336
Income taxes	1K; 14	2,007	3,180	2,932

Net income		$4,245	$7,305	$11,404

Income per Ordinary Share	1J
Basic income per Ordinary Share		0.33	0.53	0.66

Diluted income per Ordinary Share		0.33	0.53	0.65

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		12,921,300	13,746,467	17,249,710

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share		13,034,700	13,793,694	17,418,180

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of
January 1, 2005	12,908,700	$-	$3,733	$4,922	$-	$8,655

Changes during 2005

Exercise of
stock options	138,600	-	58	-	-	58
Stock based
compensation	-	-	21	-	-	21
Dividend paid
$0.19 / share	-	-	-	(2,472)	-	(2,472)
Net income	-	-	-	4,245	-	4,245

Balance as of
December 31, 2005	13,047,300	$-	$3,812	$6,695	$-	$10,507

Changes during 2006
Ordinary shares issued	4,195,000	40	47,351	-	-	47,391
Stock based
compensation	-	-	117	-	-	117
Dividend paid
$0.15 / share	-	-	-	(1,975)	-	(1,975)
Net income	-	-	-	7,305	-	7,305

Balance as of
December 31, 2006	17,242,300	$40	$51,280	$12,025	$-	$63,345

Changes during 2007

Vesting of RSU's	44,462	* -	-	-	-	* -
Stock based
compensation	-	-	411	-	-	411
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $0.27	-	-	-	-	(1)	(1)
Net income	-	-	-	11,404	-	11,404

Total comprehensive
income	-	-	-	11,404	(1)	11,403

Balance as of
December 31, 2007	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

* Less than 1$

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Cash Flows

In thousands

	Year ended December 31
	2005	2006	2007

Cash flows from operating activities
Net income	$4,245	$7,305	$11,404

Adjustments required to reconcile net income to net
cash provided by operating activities:
Deprecation and amortization	1,760	2,274	2,971
Provision for losses in accounts receivable	212	690	1,094
Deferred taxes	(283)	32	(329)
Discount accretion and premuim amortization
of held- to- maturity securities, net	-	-	(1,361)
Discount accretion and premuim amortization
of available- for- sale securities, net	-	-	(16)
Changes in liability for employee severance payments, net	4	23	(10)
Capital gains on sale of fixed assets, net	(36)	(1)	(4)
Expenses in relation to options granted	21	117	411
Changes in fair value of embedded currency
conversion derivatives	1,375	(243)	646
Changes in assets and liabilities:
Increase in trading securities, net	(55)	(232)	(2,015)
Increase in accounts receivable - trade	(1,633)	(5,252)	(1,328)
Decrease (increase) in related parties, net	-	(37)	49
Decrease (increase) in accounts receivable - other	(376)	25	279
Decrease (increase) in prepaid expenses	(55)	127	(696)
Decrease (increase) in deposits and
long-term receivables	30	(227)	(86)
Increase (decrease) in accounts payable	(215)	1,912	128
Increase in deferred income	851	3,306	2,423

Net cash provided by operating activities	$5,845	$9,819	$13,560

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2005	2006	2007

Cash flows from investing activities
Investment in fixed assets	$(3,051)	$(5,903)	$(5,352)
Investment in other assets	-	-	(1,033)
Investment in securities available- for- sale	-	-	(3,048)
Investment in securities held- to- maturity	-	-	(33,989)
Proceeds from securities available- for- sale	-	-	1,062
Proceeds from securities held- to- maturity	-	-	5,807
Proceeds from sale of fixed assets	71	1	9

Net cash used in investing activities	$(2,980)	$(5,902)	$(36,544)

Cash flows from financing activities
Dividend paid	$(2,472)	$(1,975)	$-
Proceeds from issuance of Ordinary Shares, net
of offering costs of $ 5,046, in 2006	58	47,391	-
Bank credit, net	(80)	-	-

Net cash provided by (used in) financing activities	$(2,494)	$45,416	$-

Increase (decrease) in cash and cash equivalents	$371	$49,333	$(22,984)

Balance of cash and cash equivalents at beginning
of year	1,689	2,060	$51,393

Balance of cash and cash equivalents at end of year	$2,060	$51,393	$28,409

A. Non-cash transactions

Investment in fixed assets	$-	$-	$138

B. Supplementary cash flow information

Income taxes paid	$2,840	$2,941	$3,650

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 – Organization and Summary of Significant Accounting Policies

A.	General

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet.

On November 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market. The Company issued 4,195,000 shares at a price of $ 12.50 per share.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States and in Cyprus. The accounts of its subsidiaries are consolidated from the date of their inception. All intercompany balances and transactions have been eliminated in consolidation.

C.	Functional and reporting currency

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

D.	Cash and cash equivalents

All highly liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E.	Marketable securities

The Company accounts for marketable securities under the Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (Statement 115).

Marketable securities at December 31, 2007 and 2006 consist of U.S. Agencies’debentures, corporate debentures, corporate shares, government debentures mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available- for- sale, or held- to- maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held- to- maturity are classified as available- for- sale.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

E.	Marketable securities (Cont’d)

Trading and available for sale securities are recorded at fair value.The fair value of debt securities and equity securities are based on quoted market prices at the reporting date for those investments. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other- than- temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other- than- temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held to maturity or available for sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the “Interest and marketable securities income” line item in the consolidated statements of operations. Dividend and interest income are recognized when earned.

F.	Provision for doubtful accounts

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

	Year ended December 31
	2005	2006	2007

Opening balance	$406	$369	$987
Additions during the year	212	690	1,094
Deductions during the year	(249)	(72)	(199)

Closing balance	$369	$987	$1,882

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

G.	Assets held for employee severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%

Communication equipment	15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized straight line
over the shorter of the lease term or estimated useful
life of the assets	10

I.	Stock compensation plans

Effective January 1, 2006, the Company adoptet FASB Statement No. 123(R), Share- Based Payment (Statement 123(R)). This statement replaces FASB Statement No. 123, Accounting for Stock- Based Compensation (Statement 123) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires that all stock- based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company began recognizing compensation cost on a straight- line basis over the requisite service period of the award for new awards modified, repurchased or cancelled after January 1, 2006, based on the grant date fair value of these awards, adjusted for estimate forfeitures if any.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

J.	Income per Ordinary Share

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

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2005	2006	2007

Income per Ordinary Share
Net income attributable to Ordinary Shares	$4,245	$7,305	$11,404

Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	12,921,300	13,746,467	17,249,710
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	113,400	47,227	168,470

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	13,034,700	13,793,694	17,418,180

Basic income per Ordinary Share	0.33	0.53	0.66

Diluted income per Ordinary Share	0.33	0.53	0.65

K.	Income taxes

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

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

K.	Income taxes (cont’d)

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

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

L.	Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

M.	Revenue recognition

Revenues from services are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” when there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable. Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional two to five years. Deposits received for the latest one-six months of long-term service arrangements are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipments are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

N.	Impairment of long-lived assets and certain intangibles

Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (hereinafter – “Statement 144”), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

O.	Liability in respect of employee severance payments

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

P.	Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with Statement No. 133 “Accounting for Derivatives Instruments and Hedging Activities”(“Statement 133”), as amended, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

Q.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel and USA. The Company invests in securities with maturity dates up to 3 years with credit ratings of A and above.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security on sales to customers.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

R.	Recent accounting pronouncements

In February 2007, the FASB issued statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115” (Statement 159). Statement 159 gives the company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of Statement 159 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

In September 2006, the FASB issued FASB Statement No.157,“Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for cerrtain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants a one- year deferral of Statement 157‘s fair- value measurement requirements for nonfinancial assets and liabilities that are not rquired or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of Statement 157 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Finacial Statements- an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes that the adoption of Statement 141R and 160 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

S.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’equity or net income.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 2 – Cash and Cash Equivalents

	December 31 2006	December 31 2007

Denominated in U.S. dollars	$50,396	$26,514
Denominated in Euro	624	1,587
Denominated in NIS	92	263
Other	281	45

	$51,393	$28,409

Note 3 – Marketable Securities

A.	The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale and held to maturity debt securities by major security type and class of security at December 31, 2007 are as follows:

	Net Carrying amount	Gross unrealized holding gains	Gross unrealized holding (losses)	Fair value

At December 31, 2007
Available- for- sale:
Agencies debentures - current	2,001	1	(1)	2,001

	2,001	1	(1)	2,001

At December 31, 2006	-	-	-	-

At December 31, 2007
Held- to- maturity:
Corporate debentures- current	21,808	1	(206)	21,603
Corporate debentures- Non current	5,699	26	(55)	5,670
US Agencie's debentures- current	1,013	-	(14)	999
US Agencie's debentures- Non current	1,023	-	(23)	1,000

	29,543	27	(298)	29,272

At December 31, 2006	-	-	-	-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 3 – Marketable Securities (cont’d)

B.	Maturities of debt securities classified as available- for- sale and held- to- maturity were as follows at December 31, 2007 :

	Carrying amount	Fair value

Available- for- sale:
Current maturities	$2,001	$2,001

	$2,001	$2,001

Held- to- maturity:
Current maturities	$22,821	$22,602
Due after one year through five years	$6,722	$6,670

	$29,543	$29,272

C.	Proceeds from the sale of investment securities available for sale were $1,062 in 2007 ; gross realized losses included in Interest and marketable securities income in 2007 were $13 .

D.	The Company also maintains a $3,469 portfolio of investment securities classified as trading (December 31 2006- $1,454). Net realized gains on trading securities during the years ended December 31, 2007 and 2006 were $223 and $18 respectively, and are included in interest and marketable securities income. Net unrealized gains on trading securities held at year end and included in other income for 2007 and 2006 were $123 and $73 respectively.

E.	Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007, were as follows:

	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
US Agencie's debentures	(1)	2,001	(1)	2,001

	(1)	2,001	(1)	2,001

Held to maturity:
Corporate debentures	(261)	27,273	(261)	27,273
US Agencie's debentures	-	1,999	-	1,999

	(261)	29,272	(261)	29,272

Agencies debentures: The unrealized losses on investments in U.S. Agencies debentures were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

Corporate debentures: The unrealized losses on investments in debentures were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 4 – Other Receivables

	December 31 2006	December 31 2007

Government institutions	$797	$272
Other	-	246

	$797	$518

Note 5 – Deposits and Long-Term Receivables

	December 31 2006	December 31 2007

Long-term deposits (1)	$19	$37
Prepaid expenses (2)	999	1,067

	$1,018	$1,104

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to six months of long-term service agreements with suppliers. As of December 31, 2007 the balance includes an amount of $ 593 (December 31, 2006 – $ 541) and an amount equivalent to $ 474 in Euro (December 31, 2006 – $ 458).

Note 6 – Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31 2006	December 31 2007

Communications equipment	$17,107	$21,525
Office furniture and equipment	430	721
Motor vehicles	467	563
Leasehold improvements	2,564	3,236

	20,568	26,045
Accumulated depreciation and amortization	8,116	11,079

Fixed assets , net	$12,452	$14,966

Depreciation and amortization expenses for the years ended December 31, 2005, 2006 and 2007 are $ 1,760 and $ 2,274 and $ 2,971, respectively.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 7 – Accounts Payable – Other

	December 31 2006	December 31 2007

Liabilities regarding employees	$355	$515
Government institutions	140	144
Accrued expenses	767	796
Other	583	104

	$1,845	$1,559

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

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2005, 2006 and 2007 are $ 55, $290, and $ 351, respectively.

Note 10 – Commitments, Contingent Liabilities and Liens

A.	The Company has several lease agreements for its facilities, which will end until December 31, 2011 and have some extension options. In addition the Company is engaged in long-term operating network leases. The annual payments the Company is committed to pay over the next five years (including the options), as of December 31, 2007, are as follows:

2008	$33,018
2009	28,839
2010	19,662
2011	5,676
2012	4,132
2013 and thereafter	7,691

$99,018

Rental expenses under the lease agreements for the years ended December 31, 2005, 2006 and 2007 are $86, $159 and $232 respectively.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 10 – Commitments, Contingent Liabilities and Liens (Cont’d)

B.	As at balance sheet date the balance of liabilities and guarantees (guarantees provided by the banks to third parties) are as follows:

	December 31 2006	December 31 2007

Guarantees
Performance guarantees (commercial guarantees provided by
the banks to third parties)	$953	$1,109

The guarantees were granted to third parties (vendors) to secure the Company’s performance under such contracts (broadcasting services and leases). Guarantees were provided for one year period and are renewed each year according to the vendor’s contract terms and conditions. The guaranties may be exercised by the third party at any time, subject to the terms in the contracts between the Company and the third party.

C.	The Company has 2 lines of credit provided to it by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $1 million). From time to time the Company uses it lines of credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

D.	On March 11, 2007, the Israel Land Administration, or ILA, authorized to allocate the Company a parcel of land of approximately 538,200 square feet near Galon, Israel. In May 2007, the Company and the ILA entered into a development agreement pursuant to which the Company undertook to commence building a Teleport on the site within eighteen months as of the date the approval of the allocation of the land, and to finish the building by no later than April 1, 2010. Contingent upon the Company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with the Company for a term of 49 years effectively starting from the date the Company and the ILA entered into a development agreement, with an extension option of additional 49 years, as of the date of the approval of the allocation of the land. The Company has not yet commenced to develop the site.

All payments under the lease agreement were prepaid, classified as non- current asset under prepaid expenses with amortization occuring on a straight- line basis over the lease term.

E.	The Company has applied to extend the building permit of the Company’s Re-em teleport site that has expired at the end of February 2008 for an additional year but the zoning authority has not yet determined whether to extend the Company’s permit. If the Company’s request is not granted, the Company intends to appeal the decision but there can be no assurance that the zoning authority will renew the expired permit.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

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

The Company applied Statement 123 in respect of options granted to the CEO and recorded compensation expense of $ 21 thousand in the year ended December 2005 using the Black-Scholes model. The expense was charged to General and Administrative expenses. As at December 31, 2005, all of the options were exercised.

On March 15, 2006, the Company signed an agreement with its CEO’s wholly-owned company regarding his compensation for managing services. The agreement will be in effect up to the end of 2011.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter – the 2006 options). The 2006 options shall vest, according to a graded- schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 11 – Share Capital (cont’d)

Employees’ stock options (cont’d)

B.	The following table summarizes information relating to the 2006 options outstanding as of December 31, 2007:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Grant date fair value per Share (in $)	Grant date intrinsic Value (in $)	Aggregate intrinsic value as of December,31 2007 (in $)

37,800	4	5.60	5.60	-	532,602
37,800	4	6.16	5.60	-	511,434
44,100	4	6.77	5.60	-	569,772
50,400	4	7.45	5.60	-	616,896
63,000	4	8.35	5.60	-	714,420

233,100					2,945,124

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2007, there was approximately $ 277 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 3.25 years.

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

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 11 – Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

The options activities are as follows:

	Number of shares	Weighted average exercise price	Weighted- Average grant-date fair value

Balance at January 1, 2005	138,600	$0.42	$0.34
Exercised	(138,600)	$0.42	$0.34

Balance at December 31, 2005	-

Granted	233,100	$6.99	$1.83

Balance at December 31, 2006 and 2007	233,100

Options exercisable as at December 31, 2007	75,600	$6.99	$1.83

As of December 31, 2007, none of the 2006 options were exercised or forfeited and no new options were granted during 2007.

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

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date. The grant date fair value of the restricted shares was 12.5$ per share.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 11 – Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

Restricted share units activity during the periods indicated is as follows:

	Number of restricted shares units	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Balance at January 1, 2005	-	-
Granted	105,840	-

Balance at December 31, 2006	105,840	-
Vested	(44,462)	-
Forfeited	(1,012)	-
Balance at December 31, 2007	60,366	-	2.83	1,189

Exercisable at December 31, 2007	-	-	-	-

As of December 31, 2007, there was approximately $940 unrecognized cost related to non- vested restricted shares to be vested over 2.83 years.

The following summarizes the allocation of stock-based compensation charge for the 2006 options and the restricted shares units granted:

	Year ended December 31
	2005	2006	2007

Cost of revenues	-	13	80
Sales and marketing	-	16	100
General and administrative	21	88	231

	21	117	411

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 12 – Revenues

The Company has one operating segment

The Company does not report the revenues for each service, as it is impracticable to do so.

Revenues by geographic areas:

	Year ended December 31
	2005	2006	2007

North America	$5,298	$8,935	$13,203
Europe	12,674	17,974	25,889
Asia	5,160	5,011	5,970
Israel	4,784	5,644	5,686
Middle East (other than Israel)	2,866	4,683	7,006
Rest of the world	529	1,037	1,467

	$31,311	$43,284	$59,221

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

Note 14 – Interest and marketable securities income

	Year ended December 31
	2005	2006	2007

Interest on deposits, net	$26	$327	$1,052
Interest on securities	22	28	117
Discount accretion and premuim amortization
of held- to- maturity securities, net	-	-	1,361
Discount accretion and premuim amortization
of available- for- sale securities, net	-	-	13
Profits from trading securities	92	95	88

	$140	$450	$2,631

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income

A.	Tax expenses included in the statement of operations

	Year ended December 31
	2005	2006	2007

Current taxes *	$2,290	$2,994	$3,253
Taxes in respect to previous years	-	154	(24)
Deferred taxes	(283)	32	(297)

	$2,007	$3,180	$2,932

* All pre-tax income and income tax expenses are derived from Israeli activities.

B.	Adjustments for inflation

Income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

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

Current and deferred tax balances as at December 31, 2007 are calculated in accordance with the new tax rates specified in Amendment 147 as aforementioned.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

E.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2005	2006	2007

Statutory tax rate	34%	31%	29%

Earnings before taxes on income as
reported in the statement of operations	$6,252	$10,485	$14,336

Computed "expected" tax expense	2,126	3,250	4,157

Non-deductible expenses, net	15	349	173
Effect of change in tax rate	(60)	-	-
Effect of Approved Enterprise tax rate	-	(146)	(220)
Taxes in respect to previous years	-	154	(24)
Differences between the definition of
capital and assets for Israeli tax purposes	(63)	(465)	(1,150)
Other differences	(11)	38	(4)

	$2,007	$3,180	$2,932

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

F.	Deferred taxes

As of December 31, 2006 and 2007, deferred tax assets and liabilities consists of future tax assets (liabilities) attributable to the following

	December 31 2006	December 31 2007

Deferred tax assets:

Provision for doubtful debts	$286	$508
Vacation pay accruals	44	59
Stock-based compensation	-	59
Foreign currency embedded
derivatives	-	85
Severance pay fund	9	6

Gross deferred tax assets	$339	$717

Valuation allowance for deferred
tax assets	-	-

Deferred tax assets	$339	$717

Deferred tax liabilities:

Fixed assets	$(430)	$(625)
Foreign currency embedded
derivatives	(97)	-
Other	(49)	-

	$(576)	$(625)

Deferred tax assets (liabilities), net	$(237)	$92

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

F.	Deferred taxes (cont’d)

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

G.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), which, among other things, requires applying a “more-likely-than-not”threshold to the recognition and derecognition of tax positions. Effective January 1, 2007, the Company adopted the provisions of FIN 48. As of the date of the adoption of FIN 48, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. No interest or penalties have been accrued at the date of adoption. The Company files income tax returns in Israel. As of December 31, 2007, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2004 through 2007.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 16 – Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2005	2006	2007

Revenues from sales and services (C)	$502	$1,079	$1,231

General and administrative (D)	$31	$31	$31

One time fees associated with the IPO (F)	$-	$1,000	$-

Management's fees to shareholders (E)	$600	$600	$398

B.	Balances with related parties

	December 31 2006	December 31 2007

Trade receivables	$75	$360

Other receivables	$64	$14

Other payables	$27	$26

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

D.	The Company leases its headquarters facilities from one of its shareholders.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 16 – Transactions and Balances with Related Parties (cont’d)

E.	Management’s fees to shareholders

In March 2004, the Company entered into new agreements with Del-Ta Engineering (Shareholder, hereinafter- Del-Ta)), Kardan Communications (Shareholder, hereinafter- Kardan) and David Rivel (hereinafter-CEO), which superseded the April 2001 management services agreements effective as of January 2004. These agreements set forth the management and consulting services that such shareholders were obligated to provide the Company and the annual management fees payable thereunder as follows: (i) $220 thousand to Del-Ta; (ii) $100 thousand to Kardan; and (iii) $100 thousand to the CEO. These agreements provide for a one year term and were extended each year thereafter. In 2005, the annual management fees payable under the agreements were increased such that: (i) Del-Ta was entitled to an annual management fee of $285 thousand; (ii) Kardan was entitled to an annual management fee of $205 thousand; and (iii) The CEO was entitled to an annual management fee of $110 thousand. The payments pursuant to these agreements aggregated $420 thousand in 2004, $600 thousand in 2005 and $600 thousand in 2006.

In October 2006, the Company entered into a new agreement with Del-Ta and Kardan, which supersedes the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with the CEO effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide us and the annual management fee payable thereunder as follows: (i) $235 thousand to Del-Ta and (ii) $163 thousand to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Compamy’s board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 thousand in 2007.

F.	One time fees associated with the IPO

See Note 13.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Financial Statements

Note 17 – Subsequent event

In February 2008, The Company entered into an agreement to acquire from SkyNet Satellite Corporation the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. The parcel of land contains approximately 200 acres, and buildings with approximately 40,000 square feet. The acquisition is scheduled to close in the second quarter of 2008 and is subject to a 45-day due diligence period and customary closing conditions.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ David Rivel —————————————— David Rivel Chief Executive Officer

By: /s/ Gil Efron —————————————— Gil Efron Chief Financial Officer

Date: March 24, 2008