Form 20-F
period 2008-12-31
RRSat Global Communications Network Ltd.
filed 2009-03-24
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ______________ to ______________

Commission file number: 001-33085

RRsat Global Communications Network Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

4 Hagoren Street, Industrial Park, Omer 84965, Israel

(Address of principal executive offices)

Gil Efron Chief Financial Officer RRsat Global Communications Network Ltd. 4 Hagoren Street, Industrial Park Omer 84965, Israel Tel: +972-8-861-0000 Fax: +972-8-861-0501

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 17,306,783 ordinary shares, par value NIS 0.01 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Large Accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

        Indicate by check mark the basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

TABLE OF CONTENTS

PART I

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data

        The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP), should be read together with our consolidated financial statements and related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2007 and 2008 and the selected statements of operations data for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected balance sheet data as of December 31, 2004, 2005 and 2006 and the selected statements of operations data for the years ended December 31, 2004 and 2005 have been derived from our audited financial statements not included in this Annual Report. Our 2008 results include the effect of our acquisition of the satellite business of Bezeq, The Israel Telecommunications Corp. Limited, or Bezeq, which was completed on November 4, 2008.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share per share data and cash dividend per ordinary share)

Statements of Operations Data:
Revenues	$23,767	$31,311	$43,284	$59,221	$78,993
Cost of revenue	14,065	19,798	27,451	38,419	53,477

Gross profit	9,702	11,513	15,833	20,802	25,516

Operating expenses:
Sales and marketing	1,383	1,704	1,831	3,017	3,914
General and administrative	2,002	2,356	3,588	5,767	6,582
One time fees associated with the IPO	-	-	1,000	-	-

Total operating expenses	3,385	4,060	6,419	8,784	10,496

Operating income	6,317	7,453	9,414	12,018	15,020
Interest and marketable securities income	75	140	450	2,631	1,111
Currency fluctuation and other financial income
(expenses), net	(115)	(2)	374	329	177
Change in fair value of embedded currency
conversion derivatives	1,465	(1,375)	243	(646)	1,342
Other income, net	184	36	4	4	10

Income before taxes on income	7,926	6,252	10,485	14,336	17,660
Income taxes	2,756	2,007	3,180	2,932	4,228

Net income	$5,170	$4,245	$7,305	$11,404	$13,432

Basic income per ordinary share	$0.47	$0.33	$0.53	$0.66	$0.78

Diluted income per ordinary share	$0.46	$0.33	$0.53	$0.65	$0.77

Weighted average number of ordinary shares used
to compute basic income per ordinary share	11,050,200	12,921,300	13,746,467	17,249,710	17,290,099

Weighted average number of ordinary shares used
to compute diluted income per ordinary share	11,289,600	13,034,700	13,793,694	17,418,180	17,399,375

Cash dividend per ordinary share	$0.39	$0.19	$0.15	$-	$0.31

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,689	$2,060	$51,393	$28,409	$34,749
Working capital	2,765	4,056	54,275	57,154	39,348
Total assets	18,342	20,409	79,133	95,390	104,487
Total liabilities	9,687	9,902	15,788	20,231	26,137
Retained earnings	4,922	6,695	12,025	23,429	26,309
Shareholders' equity	8,655	10,507	63,345	75,159	78,350

B. Capitalization and indebtedness

        Not applicable.

C. Reasons for offer and use of proceeds

        Not applicable.

D. Risk factors

        Special Note Regarding Forward-Looking Statements. This Annual Report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 “Key Information – Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and in Item 4 “Information on the Company.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

—	our ability to convince potential customers to use our content management, distribution and mobile satellite telecommunications services rather than the services of other providers, including teleports that are owned by satellite operators;

—	the future growth of the global broadcast market, the global content management and distribution services market and the global mobile satellite telecommunications market;

—	the general economic conditions in the markets in which we, our customers and our suppliers operate;

—	our ability to lease additional satellite capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings;

—	the revenues that we may generate from our contracted backlog;

—	our plans to expand our presence in the United States;

—	our plans to expand our presence in Asia and in other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and production facilities;

—	our ability to successfully integrate businesses and assets we acquired in 2008 and intend to acquire;

—	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

—	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global mobile telecommunications services utilizing the latest technologies;

—	our ability to enter into strategic arrangements with satellite fleet operators;

—	the growth of the North American and Asia Pacific broadcast markets;

—	the growth of new technologies, such as high definition television (HDTV) or Internet protocol television;

—	our expected increases in expenses as our operations continue to expand;

—	entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

—	our intention to pay cash dividends to our shareholders in the future;

—	the renewal of our license by the Israeli Ministry of Communications and the U.S. Federal Communications Commission;

—	our ability to extend our building and other permits for our principal teleport and the newly acquired Emek Ha'ela Teleport and Hawley Teleport;

—	our belief that our current facilities leases are adequate to meet our needs; and

—	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

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

Significant damage to our principal teleports in Israel would have a material adverse affect on our ability to continue to operate our business.

        Our principal teleports and playout facilities are located in Israel, in Re’em and in Emek Ha’ela. Significant damage to these facilities, for any reason, including by acts of terrorism or war, such as the recent hostilities along Israel’s border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity. Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services. If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably. Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel, they may be deterred from entering into agreements to use our services.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy weakens further, our customers may reduce or postpone their spending significantly. This could result in reductions in the services we sell and lease, longer sales cycles and increased price competition. In addition, our ability to collect fees with respect to the services we provide may be adversely affected by the financial condition of our customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets (including in specific industries such as commercial shipping industry) do not improve or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

Volatility in the broadcasting and telecommunications industries may adversely affect our revenues and margins, which could have a material adverse effect on our operating results and financial condition.

        The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand. From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for mobile satellite telecommunications services is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse affect on our business, operating results and financial condition.

We have acquired two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies. We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

        We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located, such as FCC regulations and United States taxation as a result of our newly acquired Hawley Teleport. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

If there is a material decrease in the current level of excess capacity in satellite and terrestrial fiber optic transmission networks, we may not be able to obtain leased transmission capacity on competitive terms.

        We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. There is currently excess capacity in satellite and terrestrial fiber optic transmission networks, which allows us to lease and offer capacity on competitive terms. We may be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio programming to decrease. We need to renew our existing leases and enter into additional leases of such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings. There can be no assurance, however, that there will continue to be excess capacity. For example, high definition television (HDTV) broadcasts require substantially greater bandwidth than conventional television broadcasts, and the success of high definition television (HDTV) broadcasts may lead to a reduction in the quantity of excess capacity. We lease approximately 25.9% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available excess capacity might lead our suppliers to preempt the use of some of our leased capacity, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

If we are unable to successfully balance our supplier and customer capacity commitments, our income will decline.

        In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber optic network. We are generally required to commit to lease satellite capacity on a long-term basis. In most cases our commitment is longer than the corresponding commitment that we obtain from our customers. In many cases we are not able to terminate our commitment before its scheduled expiration. If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, due to global economic conditions or otherwise, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity. In this case, we would have fixed cost commitments without a corresponding source of revenues.

        In addition, we lease approximately 25.9% of our satellite transmission capacity pursuant to preemptible leases. If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers’ requirements, or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity.

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

        Damage to a satellite on which we lease transponders could significantly degrade the satellite’s performance and result in a partial or total loss of our transmission capacity on that satellite. Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite. In addition, damage to the fiber optic on which we lease transmission capacity could damage the service we provide to our customers. We cannot assure you that the satellites on which we lease capacity or the fiber optic leased will perform properly or remain in operation for the duration of their expected commercial lives.

        If we suffered a partial or total loss of leased capacity on a satellite, including as a result of the bankruptcy of the satellite owner or operator, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to obtain alternative capacity on economical terms or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity. During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder. Similar risks apply to our leased terrestrial fiber optic transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

If we are unable to renew our agreement with Inmarsat on favorable terms, or at all, our ability to continue to provide mobile satellite telecommunications services will be significantly impaired.

        As part of the recent acquisition of the Bezeq satellite business, we also acquired a business that provides mobile satellite telecommunications services over the Inmarsat satellite network. Services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Land Earth Station Operator (LESO) Agreement which was signed between Bezeq, Inmarsat Ventures Ltd. and Inmarsat Ltd. and was assigned to us by Bezeq as part of the acquisition of the Bezeq satellite business, with the consent of Inmarsat. This agreement sets forth the rules and procedures for providing services on the Inmarsat satellite network as well as conditions of use of Inmarsat’s intellectual property right. The agreement is in effect until April 14, 2009. We are currently in the process of renewing this agreement with Inmarsat. However, we cannot guarantee that we will be able to renew the agreement on favorable terms, or at all. If we are unable to renew the agreement on favorable terms or at all, our ability to continue to provide mobile satellite telecommunications will be significantly impaired.

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

We began providing global content management and distribution services in 2000 and mobile satellite telecommunications services in 2008 and may fail to successfully address the risks and uncertainties associated with our business.

        We began to provide global content management and distribution services to the television and radio broadcasting industries in 2000 and mobile satellite telecommunications services in 2008. Given our relatively limited operating history in these markets and the risks, expenses, difficulties and potential delays associated with a high-technology, highly-regulated industry such as ours, if we are unable to address these uncertainties, we may not be able to expand our business, develop a sufficiently large revenue-generating customer base, obtain additional transmission capacity or compete successfully in the global content management and distribution services and mobile satellite telecommunications services industries.

Our contracted backlog may not ultimately result in future revenues.

        Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of December 31, 2008, we had contracted backlog totaling $185.7 million through 2018, of which $79.0 million are related to services expected to be delivered in 2009, and $59.9 million are related to services expected to be delivered in 2010. Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog. Our backlog includes contracts denominated in currencies other than US dollar, such as Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years. Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues. Of our $185.7 million contracted backlog as of December 31, 2008, which we do not recognize as revenue until we actually perform the services, approximately $157.0 million, or 85%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 30 to 120 days, at certain predefined exit dates or by the customers’ payment of a penalty equal to between one and six months’ fees. As of December 31, 2008, long-term contracts constituting approximately 4.8% of our contracted backlog at December 31, 2007 had been cancelled. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues. Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers. If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected. Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

        Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies – primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries and other general and administrative expenses in New Israeli Shekels, or NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Euro or the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. This effect has occurred in 2007 and through 2008, because the Euro and NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations. In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS. Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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

The current crisis in the financial sector may significantly decrease the value of our assets.

          The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments may decline.

        Our cash, cash equivalents and marketable securities totaled $46.6 million as of December 31, 2008. Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate bonds of financial institutions and industrial companies, as well as U.S. agency bonds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the markets may result in impairments of the carrying value of our investment assets. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

Future consolidations in the telecommunications and satellite industries, or in the content management and distribution services market, may increase competition that could reduce our revenues and the demand for our services.

        The markets in which we compete have been characterized by increasing consolidation, which may be accelerated due to the unfavorable global economic conditions. We may not be able to compete successfully in increasingly consolidated markets. Additional consolidation may reduce the amount of capacity that may be available to us and increase the cost of such capacity. Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins. Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in the telecommunications and satellite industries, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

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

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $79.0 million in 2008. In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and during the next few years we expect to continue to acquire businesses in the United States and Asia and to expand our sales and marketing activities. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

—	manage a larger organization;

—	integrate the assets and businesses we acquire;

—	implement appropriate financial and operational systems;

—	expand our infrastructure to support a greater volume of services;

—	expand our sales and marketing infrastructure and capabilities on an international basis; and

—	develop regulatory compliance programs in foreign jurisdictions.

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

        Factors that could cause our revenues and operating results to fluctuate from period to period include:

—	market conditions in the broadcast and telecommunications industries;

—	changes in global economic conditions;

—	our service and customer mix;

—	customer demand for our services;

—	the timing and success of new service introductions by our competitors and us;

—	the timing of contracts with new customers;

—	changes in the price or the profitability of our services;

—	changes in the availability or the cost of transmission capacity;

—	the timing of renewal or commencement of our long-term capacity commitments;

—	changes in regulatory and compliance requirements; and

—	Currency fluctuation that may change the level of our costs and revenues

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

        Our operations are subject to various environmental laws and regulations regarding the protection of the environment and personal health and safety, including the emission of radio frequencies and electromagnetic radiation. Our teleports in Israel and in the United States, including the Hawley Teleport in Pennsylvania that we acquired in 2008, generate electromagnetic radiation, which above certain levels can be harmful to people. Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment. Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations.

Our business, including the operation of our network, may be vulnerable to acts of terrorism or war.

        Our network may be vulnerable to acts of terrorism or war. If our facilities, including our headquarters or principal teleport or newly acquired teleport in Emek Ha’ela, Israel, become temporarily or permanently disabled by an act of terrorism or war, such as the recent hostilities along Israel’s border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers. We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war. Any act of terrorism or war that substantially or totally destroys or disables our facilities or the facilities of our service providers would result in a substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

        In March 2008, our board of directors adopted a new dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. In 2008, we distributed dividends to our shareholders in the aggregate amount of $10.6 million. In March 2009, we declared a dividend to our shareholders in the aggregate amount of $5.5 million, payable in April 2009.

        Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Our ability to pay dividends is also subject to the requirements of Israeli law. Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures. As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. Due to our approved enterprise program, dividend payment from earnings derived from our approved enterprise may result in additional taxes to our shareholders which are Israeli corporations. See Item 10.D. “Additional Information – Taxation – Taxation in Israel – Law for the Encouragement of Capital Investments, 1959" for more information about our “approved enterprise” status.

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

        The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations, in particular, in light of the current crisis in the financial sector and the unfavorable global economic conditions. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006, the market price of the ordinary shares has fluctuated from $7.27 to $26.50. Factors that may affect the trading price include, but are not limited to:

—	the gain or loss of significant customers;

—	fluctuations in the timing or amount of customer orders;

—	variations in our operating results;

—	announcements of new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

—	recruitment or departure of key personnel;

—	commencement of, or involvement in, litigation;

—	the level of liquidity available for our shares;

—	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our shares; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

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

        Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 73.8% of our outstanding ordinary shares as of December 31, 2008. The interests of these shareholders may differ from the interests of other shareholders. These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions. These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors. This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

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

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with the 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.

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

        We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could require us to expand significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

        Aspects of the content management, content distribution and mobile satellite telecommunications services industry are highly regulated, both in Israel and internationally. Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained. Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining. These permissions, authorizations and licenses are subject to periodic renewal. Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2013. If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

        In addition, the erection and operation of our Re’em teleport site and our Emek Ha’ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re’em teleport site has expired on February 26, 2009, following a one-year extension granted by the Israeli Southern District Building and Zoning Appeals Committee. We have applied to extend the permit for an additional year and are awaiting the decision of the Regional Building and Zoning Committee. If our request is not granted, we intend to appeal the decision again. The building permits for our Emek Ha’ela teleport site have no expiration date. There can be no assurance that the zoning authorities will renew expired permits, or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business. If we are unable to renew the building permit for our Re’em teleport site, we could be forced to shut down or relocate our antennas and other equipment currently located at our principal teleport. Relocation of our principal teleport would require significant additional capital expenditures. In addition, shutting down or relocation of our principal teleport could disrupt or diminish the quality of the services we provide to our customers.

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

        Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly.

        In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications for such transfer.

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

        Our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

        Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our license from the Ministry of Communications. For additional information, see Item 4.B. “Information on the Company – Business Overview – Regulation.”

        In connection with our recent acquisition of Bezeq’s satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order. However, we cannot assure you that such order will not be issued in the future.

Our ability to establish or acquire our own teleports in countries other than Israel may be restricted by government regulation of the telecommunications industry, including laws subjecting our licenses to renewal and potential revocation, as well as laws prohibiting or limiting foreign ownership.

        Some of the teleports we use are owned and operated by third parties. Our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data and/or audiovisual signals to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

        We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania. Specifically, on May 1, 2008 after receiving the approval of the Federal Communications Commission (“FCC”), we acquired various wireless and earth station licenses (the “FCC Licenses”) associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services. As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act of 1934, as amended (the “Communications Act”) and related technical, licensing, operational, siting, and environmental protection regulations. Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions. We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

        The FCC Licenses also are subject to renewal upon the expiration of their license terms. The FCC has routinely renewed the FCC Licenses in the past. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest. We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration. If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

        In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis. In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher foreign ownership levels are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future. In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the “Executive Agencies”) review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted. We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course. Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities. If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

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

        Our principal teleport, the newly acquired Emek Ha’ela Teleport and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

        Most of our employees are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age. In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel’s border with the Gaza Strip, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

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

        Substantially all of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We do not comply with NASDAQ requirements regarding the director nominations process and regularly scheduled meetings of independent directors at which only independent directors are present, and instead, we follow Israeli law and practice.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors. In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

        As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and development of the company

        We were incorporated in Israel in August 1981. We are registered with the Israeli registrar of companies and our registration number is 51-089629-3. Our corporate name is RRsat Global Communications Network Ltd.

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

B. Business overview

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 500 television and radio channels, covering more than 150 countries. We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, NTD TV, AON TV, BVN TV, Telemedia Interactv, Kurdsat, Thai Global Network, and Turkish Radio and Television, and occasional and news distribution services to channels such as Fox News, Israeli Channels (2, 5 and 10), Al Jazeera and Russia Today. In 2008, we derived approximately 40.8% of our revenues from European customers (primarily Western Europeans) and approximately 24.6% of our revenues from North American customers.

        The global content management and distribution services market is rapidly growing. Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience. According to Euroconsult, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005. We believe that the trend towards global distribution and the need to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content call for a network infrastructure that integrates both satellite-based and terrestrial fiber optic capacity. Teleports, which allow for such integration, have therefore emerged as the primary solution for the broadcasting community. According to a 2007 report by the World Teleport Association, in 2007 the teleport sector generated revenues of approximately $15 billion per year and was a critical component of the global satellite communications industry, producing over 24.0% of world satellite services revenue.

        Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network. The unique geographical locations of our principal teleport, Re’em Teleport, and the newly acquired Emek Ha’ela Teleport in southern Israel in late 2008, provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location. In addition to our principal teleport and the newly acquired Emek Ha’ela Teleport, we operate three auxiliary teleports elsewhere in Israel. We have also recently acquired the Hawley Teleport in Pennsylvania, which we began operating in 2008.

        We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany and the Philippines. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services. Uplink services consist of the transmission of a broadcast from a teleport to a satellite, downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport, and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another. We transmit to 52 satellites and receive transmissions from 69 satellites that cover every significant population center. Our RRsat Global Network delivers our customers’ content to four different end markets: to cable operators and satellite operators, to the Direct to Home market, and to the public Internet.

        In order to offer a comprehensive solution, our global content distribution network integrates our teleports, our leased satellite transmission capacity, our points of presence (POPs), our leased terrestrial fiber optic transmission capacity and the public Internet capacity. We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC, Pennsylvania and California), the United Kingdom, Russia, Israel, Italy, Australia and Hungary. We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet protocol television broadcasts.

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

        We also offer our broadcasting customers various production services on a contractual basis. We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back to the production company), in addition to complete electronic news gathering crews and full-service packages. A related service we provide uses flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals from that remote location. We also offer our customers live broadcast studios and editing facilities in Israel.

        As part of the recent acquisition of the Bezeq satellite business in late 2008, we also acquired a business that provides mobile satellite telecommunications services over the Inmarsat satellite network. Through this network, we are capable of providing global telephony, fax, data, Internet and other value added services to end users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals. This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

        The Inmarsat network is comprised of twelve satellites (generations two, three and four) that cover the entire globe, except for the Polar Regions. These regions are divided to four regions named after the oceans they cover: Pacific Ocean Region, Indian Ocean Region, Atlantic Ocean Region – East and Atlantic Ocean Region – West.

        Our Emek Ha’ela teleport, known to end users of the Inmarsat system as “Station 711", is capable of providing services to terminals located within the Indian Ocean Region and the Atlantic Ocean Region – East. Services to terminals located in other regions are provided by our company to end customers through the use of third party contract service providers.

        Services on the Inmarsat Network are provided by our company pursuant to an authorization granted to us under a Land Earth Station Operator (LESO) Agreement which was signed between Bezeq, Inmarsat Ventures Ltd. and Inmarsat Ltd. and was assigned to us by Bezeq as part of the acquisition of the Bezeq satellite business, with the consent of Inmarsat. This agreement sets forth the rules and procedures for providing services on the Inmarsat network as well as conditions of use of Inmarsat’s intellectual property right. The agreement is in effect until April 14, 2009. We are currently in the process of renewing this agreement with Inmarsat. However, we cannot guarantee that we will be able to renew the agreement on favorable terms, or at all.

        In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 500 television and radio channels currently. In 2003, we opened our playout center and today we provide playout services to approximately 90 television channels. In 2008, our license was expanded to include the right to transmit data signals and provide services over the Inmarsat network.

        Our business model has historically resulted in growing revenue streams, strong operating cash flow and growing contracted backlog as described below. Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $79.0 million in 2008. In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber optic network. Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2008, we had contracted backlog totaling $185.7 million through 2018, of which 79.0 million are related to services expected to be delivered in 2009, and $59.9 million are related to services expected to be delivered in 2010. Our contracted backlog increased from $114 million as of December 31, 2006, to $155.5 million as of December 31, 2007, and to $185.7 million as of December 31, 2008. However, if, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, a portion of this contracted backlog may not ultimately result in revenues.

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

Our Strengths

        We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

—	Optimized Independent Global Network. We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers. The unique geographical location of our principal teleports in Israel allow us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from these teleports to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe. This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively. We procure our global network’s transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer’s needs. Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences and terrestrial fiber optic capacity to other target audiences.

—	Breadth of Value-Added Services. We provide our customers with a complete package of content management services in addition to content distribution services. These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer. Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services. We utilize state-of-the-art equipment in all of our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers’ specific needs. For example, we can transmit customized versions of the same channel to different regions of the world, based upon the preferred viewing hours in the various target markets. Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience. This provides our customers with the ability to increase their profits by generating advertising revenues in multiple target markets during the same time slot. Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers’ requirements and to support new technologies, such as Internet protocol television transmissions and video on demand (VOD).

—	Significant Barriers to Entry. We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources. To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers. In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of electrical power efficiency and lower costs per customer. In addition, we have established a global network infrastructure that includes fiber optic connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our principal teleport and our newly acquired teleport in Emek Ha’ela. We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

—	Stable and Predictable Business Model. Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2008 we had a contracted backlog totaling $185.7 million through 2016, of which $79.0 million are related to services expected to be delivered in 2009, and $59.9 million are related to services expected to be delivered in 2010. We also benefit from our existing customers’ dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers. Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

—	Low Cost Structure. We utilize leased satellite and terrestrial fiber optic transmission capacity. Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues. Consequently, our network can be expanded substantially without our having to incur significant capital expenditures. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. This approach also minimizes the risks associated with satellite ownership, such as the risks related to satellite launch and maintenance, and allows us to switch from older satellites to newer satellites without additional significant investment. We enjoy significant cost benefits by virtue of the fact that we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

—	Experienced, Entrepreneurial Management Team. We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance. We further believe that our management team has capitalized on their experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model, and to deliver consistent strong growth in revenues and profitability.

Our Strategy

        Our objective is to utilize our core competencies to expand, enhance and provide innovative content management and distribution services. We aim to make our RRsat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries Our strategy to attain this goal includes the following principal components:

—	Focus on broadcasters that seek global content management and distribution services. We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally. These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts. Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution. As the RRsat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also hope to provide a broader range of services to the largest global broadcasters to whom we already provide certain services. We have grown from distributing 8 channels in 2000 to distributing more than 500 television and radio channels currently.

—	Establish a local presence in key markets. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as our 2008 acquisition of the Hawley Teleport in Pennsylvania. We believe that the acquisition of the Hawley Teleport is a significant first step in our strategic plan to build a strong local presence in the North American region, and further expand the footprint of our RRsat Global Network. We expect to continue to expand in the United States and subsequently in Asia, although the availability of specific opportunities may alter this sequence. According to Euroconsult, the North American market is expected to continue to be by far the most significant broadcast market in the near term, and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for the Asia Pacific region, which we believe does not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

—	Provide an expanded range of innovative, value-added services. Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management and distribution needs. We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and management for them. We intend to broaden our service offerings and introduce new and innovative value-added services. We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

—	Expand and adapt our service offerings to new technologies and services. The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the adoption of high definition television (HDTV) broadcasts, digital video broadcasting over fiber optic cables, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television. We are currently focusing on supporting video on demand (VOD), high definition television (HDTV) broadcasts, MPEG 4 and Windows Media 9 broadcasting. We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies. This will allow us to continue to provide comprehensive services to our customers, and in some cases can reduce our capacity cost per channel. We intend to develop our newly acquired mobile satellite telecommunications services business by expanding our relationship with other providers in the supply chain of those services, and invest in appropriate infrastructure to expand the services we can offer our mobile telecommunications satellite services customers.

—	Expand strategic relationships with satellite fleet operators. We work closely with large satellite fleet operators and intend to explore further avenues of cooperation. We have entered into strategic agreements with Intelsat, Thaicom (formerly Shin Satellite) and Telesat Canada (formerly Loral Skynet) for the joint marketing of their capacity and our value-added services. We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we provide value-added services while they provide transmission capacity. For example, in 2007 we entered into a cooperation agreement with Loral Skynet (which was subsequently assigned to Telesat Canada), for the joint marketing of a platform designed to offer TV and Radio channels efficient and reliable means for reaching cable and satellite head-ends throughout Asia and Africa.

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

        Broadcasting Industry Dynamics

        There are a number of current market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

—	Globalization of content. Technological developments, particularly the massive deployment of satellite dishes and the transition to digital from analog cable, have prompted a rapid acceleration in the introduction of new broadcasters and have increasingly led broadcasters to target a global audience. Content providers are increasingly offering their programming on a global scale. Broadcasters who appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience worldwide. These content providers rely upon networks with the ability to distribute across all continents in order to achieve global scale.

—	Expanding channel lineups. In the last decade, numerous new content providers have begun broadcasting. Competition between networks for audience and revenues and competition between service providers for customers, as well as satellite providers’ offering local channels and localized content, are all catalysts for a larger number of channels becoming available. According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005. In 2003, there were 677 channels in the United States that targeted specific ethnic groups. There are also special interest broadcasters, such as the Baby Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. These new channels will lead to a greater volume of content to be distributed over satellite and terrestrial fiber networks globally.

—	New broadcasting technology. Increased high definition television (HDTV) adoption and digital simulcast are expected to lead to even greater increases in the number of channels available. At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as us. The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber optic networks. According to Informa Telecoms & Media, a market research firm, the number of homes with high definition television (HDTV) services is expected to increase by a compounded annual growth rate of 52% from 2005 to 2010.

—	Emergence of Internet protocol television. New service providers offering video over the public Internet open the door for new content providers to enter the industry. The provisioning of a network such as RRsat Global Network, which integrates satellite-based and terrestrial fiber optic capacity, will be required to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content created by Internet protocol television.

        These developments have been accompanied in the past by strong economic growth and deregulation in many regions, which stimulated demand from newly-authorized broadcasters, communication operators and direct-to-home service providers. However, in light of the unfavorable current economic conditions in the United States, Europe or Asia, it is unclear if such demand will continue. If the United States, European or Asian economies do not improve or weaken further, demand may be reduced significantly.

        Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

        Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber optic networks for a variety of communications and entertainment applications.

        Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs. A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, “blanket” an entire coverage area with their signal, known as “point-to-multipoint” or “footprint” coverage. Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations. These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations. Recent technological innovations, such as high definition television (HDTV) programming, require far more satellite capacity to transmit content than standard definition programming, and are expected to grow rapidly (especially in North America) as programmers seek to increase their audiences by offering sports and other entertainment programming where the high-definition format can enhance the content.

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

        Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, from systems integration to network management. According to a 2007 report by the World Teleport Association, in 2007 the teleport sector generated revenues of approximately $15 billion per year and was a critical component of the global satellite communications industry, producing over 24.0% of world satellite services revenue.

        The current teleport sector consists of four primary types of service providers, all with different strategies:

—	In-house broadcasters – a limited number of broadcasters that have internal content distribution and management capabilities, which they continue to use. Because these in-house operations serve only one customer, and the customer’s primary focus is producing rather than distributing or managing the content, these operations have limited capabilities. We believe that dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

—	Telcos – telecommunications companies, some with business units focused on satellite services. Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to their own terrestrial network. Due to a lack of focus on the satellite and broadcasting sectors, these companies have had difficulty reacting to the dynamic needs of the industry, although some have carved out specialized business units to focus on satellite services.

—	Satellite fleet operators (hybrids) – satellite carriers that had typically offered only transmission, but which have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. These carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral, focus on providing transmission capacity and generally cannot offer content management services, and are reticent to compete with their customers who provide value-added services.

—	Independents – traditional teleport operators founded by entrepreneurs to exploit the liberalization of satellite services in major markets. Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks. Many of them are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

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

        We operate our principal teleports in Israel and the Hawley Teleport in Pennsylvania, and use hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany and the Philippines, to provide global distribution capabilities. Because of Israel’s unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa. By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia. Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one space segment.

        In addition, we do not own or operate a fleet of satellites or fiber optic network, which greatly reduces our capital expenditures. We lease capacity from owners of satellite fleets and fiber optic network providers, either on terms that obligate us to pay only for capacity that we actually use or by making a commitment and reserving blocks of capacity. This results in an efficient expense model that limits our fixed costs. We attempt to match lease obligations with customer commitments. At the same time, we have the ability to increase our capacity as required to meet customer needs. Because of our global reach and flexibility, we believe we offer an attractive rollout strategy that provides comprehensive services to broadcasters who initially wish to broadcast to one region but anticipate possible expansion into other regions.

        Content Distribution: Uplink, Downlink and Turnaround Services

        We are an innovative provider of comprehensive transmission services to the global broadcasting industry. We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis. We transmit to 52 satellites and receive transmissions from 69 satellites, which allow our customers’ content to be distributed to six continents. Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility or to Direct to Home consumers.

        Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport. We operate an array of more than 150 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia. These services are available on a continuous basis, monitoring for special events. We have also entered into service contracts on a long-term basis that involve dedicated downlinks from a total of 69 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Spacecom, SES Sirius, SES Astra, SES New Skies, SES Americom, Thaicom, ABS, Telesat Canada, TürkSat, ISRO, RSCC, HellasSat, HispaSat, PakSat, Nilesat, Protostar and Gazprom.

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

        We provide continuous year-round global distribution services via satellites or terrestrial fiber optic networks on a full-time basis to more than 500 television and radio channels. Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents. The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

        Our teleports in Israel and the United States have more than 150 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems, and automatic fire detection and extinguishing systems.

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

        In addition to offering services that are based on satellite transmission, we offer our customers services involving terrestrial fiber connectivity to and from a variety of international and domestic news services studios in Israel. Our fiber network extends to four continents, which allows our customers to choose a transmission medium or combination of media that best serves their individual needs in the most cost-effective manner. We provide Internet protocol television (IPTV, where a digital television service is delivered to subscribing consumers using the Internet Protocol over a broadband connection), DVB-S and DVB-S2 (the first and second generation European standards for digital video broadcasting—satellite) transmission capabilities. We also have the capability to support digital video broadcasting via terrestrial transmitters (DVB-T) when our customers introduce the use of this standard.

        Content Distribution: Internet

        We also offer our customers the ability to distribute their services over the public internet network, either via a dedicated IP address or over RRsat’s Global Internet TV platform, an innovative service that enables customers to distribute their services on a platform that utilized peer-to-peer technology and that brings to end customers the look and feel of the traditional cable or satellite platforms, all through the public Internet and on a world-wide basis.

        Mobile Satellite Telecommunications Services

        As part of the recent acquisition of the Bezeq satellite business, we also acquired the business of providing mobile satellite telecommunications services over the Inmarsat satellite network. Through this network, we are capable of providing global telephony, fax, data, Internet and other value added services to end users and ISPs who use designated Inmarsat terminals. This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

        Our Emek Ha’ela teleport, known to end users of the Inmarsat network as “Station 711", is capable of providing services to terminals located within the Indian Ocean Region and the Atlantic Ocean Region – East. Services to terminals located in other regions are provided by our company to end customer through the use of third party contract service providers.

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

        Electrical News Gathering Crews and Full-Service Packages. For the customers who use our satellite newsgathering systems and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering – cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer. Customers who use our external newsgathering services only need to provide their own reporters. These production services supplement our customers’ on-the-ground broadcasting capabilities.

        Studio Facilities. We offer a comprehensive range of studio services for broadcast video. We maintain terrestrial fiber optic connections on a full-time basis to various studios in Israel and the region, and we can obtain these studios for our customers’ use when needed. We operate a studio facility in Jerusalem, which is enables our customers to broadcast news reports against various familiar Jerusalem backgrounds.

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

        Master Control Room/Control Satellite Center. We continuously monitor and control all signals going out and all signals received from satellites through our control rooms, which are manned 24 hours a day, 7 days a week.

Network

        Our RRsat Global Network comprises various leased satellite platforms, terrestrial fiber optic capacity and the use of the public Internet. Our principal teleport in Re’em and our recently acquired teleports in Emek Ha’ela and Pennsylvania, and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 52 satellites and downlink services from 69 satellites. Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

        The following table lists the satellites on which we lease capacity by their primary regional coverage:

RRsat Global Network - Satellite Component

Europe	North America	Asia	Middle East	Africa	South America	Australia
Amos-2	Galaxy-19	Insat-2E (APR-1)	Amos-2	AtlanticBird-1	Intelsat-907	Insat-2E(APR-1)
Amos-3	Intelsat-907	Intelsat-4	Amos-3	Turksat-3A	Galaxy-23	Intelsat-10
AtlanticBird-1	AMC-4	Intelsat-10	AtlanticBird-1	Turksat-1C	Hispasat-1C	Thaicom-5
Turksat-3A	Galaxy-23	Thaicom-5	Turksat-3A	Intelsat-10		Optus-D2
Eutelsat-W1	Hispasat-1C	Telstar-10	Hotbird-6	Intelsat-4		NSS-6
Hotbird-7A		ABS-1	Hotbird-8	Intelsat-802
Hotbird-6		Agila 2	Insat-2E	Thaicom-5
Hotbird-8			Intelsat-10	Express A4
Turksat-1C			Thaicom-5	Intelsat 10-02
Eutelsat-W2			Eutelsat-W1
Eutelsat-W6			Eutelsat-W6
Eurobird-9			Yamal-201
Eutelsat Sesat 1			Turksat-1C
Telstar-12			AtlanticBird-4
Express AM22			Eurobird-2
Intelsat 10-02			Eurobird-9
Eutelsat Sesat 1
Express A4
Express AM22
Telstar-12
Intelsat 10-02

        A significant portion of the satellite capacity we use (approximately 26.5% as of December 31, 2008) is leased through long term lease agreements with four satellite operators, which provide coverage primarily for Europe and North America.

        Our teleports in Israel and the United States have more than 150 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters in diameter. In addition to these teleports, we operate three auxiliary teleports elsewhere in Israel (Herzliya, Jerusalem and Tel-Aviv) and utilize hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany and the Philippines.

        We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC, Pennsylvania and California), the United Kingdom, Russia, Israel, Italy, Australia and Hungary.

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

        Our network services costs amounted to $22 million in 2006, $30.5 million in 2007 and $42.3 million in 2008. As of December 31, 2008, our contractual commitments for the next five years under our operating network leases amounted to $148.3 million.

Customers

        Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters. In 2008, we had more than 380 continuous and occasional customers for distribution and content management services and more than 120 customers for mobile satellite telecommunications services. Our top ten customers represented 42.4%, 39.5% and 31.6% of our revenues in 2006, 2007 and 2008, respectively, and no single customer accounted for more than 6.7%, 6.6% and 5.0% of our revenues during each of these periods, respectively. For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

        The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services News Channels
Commercial Channels	Governmental Channels	Religious Channels

Asianet UK TV	Arirang TV (South Korea)	3 Angels Broadcasting	Al Jazeera Channel
Baby First TV	BVN TV (The Netherlands)	Angel TV	Fox News
Baby TV	ICTIMAI (Azerbaijan)	Apostolic Oneness Network	Israel Channels (2, 5 and 10)
Bridge TV	Kurdsat	CGN	Russia Today
Conto TV	MRTV (Myanmar)	Channel New Life
Fashion TV	Public Broadcasting of	God's Learning Channel
MGM	Georgia (Georgia)	GOD TV
Music Box	Thai Global Network	Supreme Master
NTD TV	Turkish Radio and Television	The Word Network
Telemedia InteracTV	VTV-4 (Vietnam)	Vision Heaven
The Israeli Channel	Sverige TV (Sweden)

Contracted Backlog and Agreements

        Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional two to five years. As of December 31, 2008, we had contracted backlog totaling $185.7 million through 2016, of which $79.0 million are related to services expected to be delivered in 2009, and $59.9 million are related to services expected to be delivered in 2010. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements. As of December 31, 2008 the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately 2.93 years. For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

        As of December 31, 2008 we had 293 major long-term service contracts with 171 customers, of which 79 are due for renewal in the next 12 months. The pricing is typically project based. Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity. Approximately 85% of our agreements follow a “take or pay” format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration.

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

        We use a combination of a direct sales force and a network of third party agents and representatives. Our sales force and marketing team are based in Israel and in the United States, and each sales manager is assigned a geographic region. In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, occasional use and production services. Commencing in late 2008, we also have a dedicated division within our marketing and sales team that focuses on the sale and marketing of our mobile satellite telecommunications services. We assign a sales representative to maintain the relationship with each customer. The sales representative works together with our technical department to ensure that we understand the customer’s business and needs. They are supplemented by local agents and representatives, who provide familiarity with the local market and in some cases specialized technical knowledge.

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

        For example, we have entered into strategic arrangements with Intelsat, Thaicom (formerly Shin Satellite) and Telesat Canada:

—	Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Insat-2E (Intelsat APR-1) satellite. This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite. We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat. The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services. This agreement extends through April 2011.

—	Thaicom Cooperation) – We have launched a distribution platform using the Thaicom 5 satellite which provides coverage of Asia. Pursuant to the agreement, which extends for 5 years until August 2013, we agreed to make certain payments to Thaicom for the leased capacity and Thaicom agreed to pay us to the extent it sells any of our services. The agreement contains minimum commitments regarding capacity lease that we agreed to maintain during the term of the agreement.

—	Telesat Canada (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite. This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite. We agreed with Telesat Canada to jointly market content management and distribution services in conjunction with the satellite capacity we lease from Telesat Canada. The agreement provides that we make certain payments to Telesat Canada for the leased capacity and Telesat Canada pays us to the extent it sells any of our services. This agreement extends through June 2010 and provides for automatic renewal periods of one year each, unless terminated by either party.

        We also market our services by means of our corporate website, advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

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

        Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. Since we offer our customers a global network, then to the extent they expect their activities to include value added services, these ventures pose direct competition to our business. Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral. The satellite carriers that offer some value added services with which we compete include Intelsat and SES Americom. In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships. The largest of these fleet operators are Eutelsat, Intelsat and SES.

        In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets. These operators include companies such as Crawford Communications, Ascent Media, Arqiva and Teleport Internacional Buenos Aires. The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent, mainly due to their global network and ability to innovate and react to the changing needs of customers. In addition, we face competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are GlobeCast, Eurocom (an Israeli telecommunications group) and Barak Netvision 013 (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRsat Global Network. In addition, with the exception of GlobeCast and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

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

        In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another. In these situations, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price. Such competitive factors include: a satellite’s technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite. In addition, purchase decisions may be based upon the satellite operator’s country of origin and ownership. The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits. Because customer contracts are generally for terms of three to five years or more, there is limited movement of existing customers from one service provider to another.

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

Israeli Regulation

Ministry of Communications

        The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network. The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement. Our current license is scheduled to expire in July 2013. The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel.

        Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly.

        In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

—	in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications for such transfer.

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

        In addition, our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

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

        In connection with our recent acquisition of Bezeq’s satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order. However, we cannot assure you that such order will not be issued in the future.

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

        We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment in our principal teleport in Re’em, effective through September 2012. The permit for our Emek Ha’ela teleport was assigned to us by Bezeq following our acquisition of the teleport and is effective through April 2013. We are in the process of registering the permit in our name. We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

        The Non-Ionizing Radiation Law (5766-2006), enacted on January 1, 2006, defines the various powers of the Ministry of the Environmental Protection as they relate, among other things, to the grant of permits for antenna sites, and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which went into effect on January 1, 2007, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites requires a building permit for such site(s). In addition, pursuant to the Non-Ionizing Radiation Regulations (5769-2009), which went into effect on January 24, 2009, a permit holder is required to perform radiation measurements at the end of each permit year, as well as at such times as shall be prescribed by the Ministry of the Environmental Protection, and report the results to the Ministry of the Environmental Protection. Operation of an antenna site without a permit from the Ministry of Environmental Protection may result in criminal and civil liability to us or to our officers and directors.

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

        The erection and operation of our Re’em and Emek Ha’ela teleport sites requires building permits from local and regional zoning authorities. The building permit for our Re’em teleport site has expired on February 26, 2009, following a one-year extension granted by the Israeli Southern District Building and Zoning Appeals Committee. We have applied to extend the permit for an additional year and are awaiting the decision of the Regional Building and Zoning Committee. If our request is not granted, we intend to appeal the decision again. The building permits for our Emek Ha’ela teleport site have no expiration date. There can be no assurance that the zoning authorities will renew the expired permits, or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.

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

        Other than the Hawley Teleport in Pennsylvania, the teleports we use in countries other than Israel are owned and operated by third parties. We believe our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

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

        In the United States, the FCC regulates satellite and other radiocommunication services. Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act. We could seek to obtain such a license on either a common carrier or private carrier basis. On May 1, 2008 after receiving the approval of the FCC, we acquired various wireless and earth station licenses (the “FCC Licenses”) associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services. As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act and related technical, licensing, operational, siting, and environmental protection regulations. Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions. We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

        The FCC Licenses also are subject to renewal upon the expiration of their license terms. The FCC has routinely renewed the FCC Licenses in the past. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest. We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration. If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

        In addition, the United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radiocommunication facilities on a common carrier basis. In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

        Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or terrestrial facilities) must obtain operating authority from the FCC under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over any lines of communication. The FCC simplified the Section 214 authorization process by automatically granting “blanket authority” that permits common carriers providing interstate services to construct or operate domestic transmission lines without applying for domestic Section 214 authorization. This blanket authority, however, does not extend to common carriers providing international services (on a facilities or resold basis) and any such carriers must apply for and obtain Section 214 authority prior to providing international services. In addition, FCC approval under Section 214 of the Communications Act must be obtained before a domestic or international common carrier or its licenses or assets can be acquired by a third party. We believe that we are currently operating as a private carrier in the U.S., and therefore do not require Section 214 authorization from the FCC. If in the future we choose to operate the Hawley Teleport as a common carrier or to acquire another teleport in the United States and operate it as a common carrier rather than a private carrier, however, we will need to obtain an international Section 214 authorization in addition to the Title III wireless license(s) described above.

        In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the “Executive Agencies”) review applications to acquire both Title III and Section 214 licenses or authorizations and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted. We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.

C. Organizational structure

        We are organized under the laws of the State of Israel. We have two wholly owned subsidiaries, a corporation incorporated under the laws of the State of Delaware and a limited liability company organized under the laws of the Republic of Cyprus. None of our subsidiaries are significant subsidiaries.

D. Property, plants and equipment

        We lease approximately 112,000 square feet at our main teleport in Re’em, Israel. We occupy approximately 41,000 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2011. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans. We lease an additional approximately 56,000 square feet adjacent to our principal teleport pursuant to a lease that was entered into in June 2004 and which expires in June 2013, following our exercise of an extension option. We also lease an additional approximately 10,500 square feet adjacent to our principal teleport pursuant to a lease that we entered into in November 2007 and which expires in December 2011, and we have an option to extend the term for up to an additional 10 years.

        In May 2006, we entered into a new lease for approximately 3,500 square feet in Re’em, Israel, adjacent to our principal teleport. This lease expires in December 2011 following our exercise of an extension option and we have an option to extend the term for an additional 4 years.

        In November 2008, we acquired the Emek Ha’ela Teleport in Emek Ha’ela, Israel, from Bezeq, The Israel Telecommunications Corp. Limited. We acquired approximately 26.5 acres pursuant to a forty-nine year lease with the Israel Land Administration, which is set to expire in May 2042. We also have an option to extend the lease for an additional forty-nine years. We are not required to make any additional payments under the lease unless we elect to exercise the option to extend the lease beyond 2042. The teleport also includes a facility with approximately 42,200 square feet.

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

        In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 538,200 square feet near Galon, Israel, to be used for erecting our new teleport. In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence building the site of our new teleport within eighteen months as of the date the approval of the allocation of the land, and to finish the building by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty nine years as of the date of the approval of the allocation of the land. We have not yet commenced building the site.

        In May 2008, we completed the acquisition of the Hawley Teleport located in Pike County, Pennsylvania from Skynet Satellite Corporation for approximately $4.9 million. The teleport includes approximately 212 acres and a 3 floor communications building with approximately 40,000 square feet.

        We believe that our current facilities and leases are adequate to meet our needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our consolidated financial statements, including the related notes, and should be read in conjunction with them. You can find our consolidated financial statements in “Item 18 – Financial Statements.”

A. Operating results

Overview

        We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer’s programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer’s broadcast schedules, known as playlists. We concurrently provide services to more than 500 television and radio channels, covering more than 150 countries.

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

        We formed the company in 1981. In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we formed the “RRsat Global Network” concept and entered into the global content management and distribution services market. In the last seven years, RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber optic lines and the public Internet. In 2003, we opened our playout center. Today we provide playout services to more than 85 television channels for distribution through our RRsat Global Network.

        In 2008, we acquired a teleport in Hawley, Pennsylvania, to strengthen our presence in the United States, and we acquired the satellite business of Bezeq, including its teleport in Emek Ha’ela, Israel, and its mobile satellite telecommunications services business aimed at end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

        We see a significant financial advantage in strategically leasing the satellite and fiber optic capacity of our global network. Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

        Revenues. We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 500 television and radio channels (see Item 4 “Information on the Company” for a detailed description of the services that we provide).

        Most of our revenues are from monthly services provided to our customers under long-term contracts. In 2008, 2007 and 2006, 91%, 94% and 94%, respectively, of our revenues were generated from long-term contracts, and 9%, 6% and 6%, respectively, of our revenues were generated from occasional services provided to existing customers or to new customers.

        Reporting Segments. The company’s operating segments are strategic business units that offer different communications services and are managed accordingly. As a result of the acquisition in November 2008 of Bezeq’s mobile satellite telecommunications, the 711 business unit, we presented for the first time our new operating segments. We analyze our operating segments based on the each segment’s gross profit. Our two reportable segments are (i) the mobile satellite telecommunications services and (ii) the content management and distribution services to television and radio broadcasting industries.

        Contracted Backlog. Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years. As of December 31, 2008, we had contracted backlog totaling $185.7 million through 2016, of which $79.0 million are related to services expected to be delivered in 2009, and $59.9 million are related to services expected to be delivered in 2010. Of our $185.7 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $157 million, or 85%, is related to obligations to be provided under non-cancelable agreements and $28.7 million, or 15%, is related to obligations to be provided under cancelable agreements. Of our $28.7 million contracted backlog that relates to cancelable agreements, $11.0 million relate to services to be delivered in 2009, $10.5  million relates to services to be delivered in 2010 and $6.5 relates to services to be delivered from 2011 through 2016. Most of our cancelable agreements (87.5%) may be canceled by an advanced notice of between 30 to 120 days, while 11.4% of our cancelable agreements may be canceled at certain predefined exit dates and 1% may be canceled by the customers’ payment of a penalty equal to between one and six months’ fees. We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. As of December 31, 2008, the weighted average remaining duration of our contracted backlog was approximately 2.93 years.

        Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements. Our contracted backlog for future services as of December 31, 2006, 2007 and 2008 was $114.4 million, $155.5 million and $185.7 million, respectively. The increases in contracted backlog resulted from additional new customer contracts and expansion and renewal of existing customer contracts.

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

        Geographic Revenue Breakdown. We have historically derived revenues from customers based in different geographical areas. The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2006 through 2008, by the geographical locations of our customers. Most of our contracts are denominated in U.S. dollars. The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2006	2007	2008
	(as a percentage of total revenues)

North America	20.6%	22.3%	24.6%
Europe	41.5	43.7	40.8
Asia	11.6	10.1	11.1
Israel	13.0	9.6	6.9
Middle East (other than Israel)	10.8	11.8	11.7
Rest of world	2.5	2.5	4.9

Total	100%	100%	100%

        We expect that, as a result of our expansion of our operations in the U.S. and contemplated potential expansion of operations in Asia, the percentage of revenues that we derive from customers located in North America and Asia will increase.

        Customers and Customer Concentration. We supply our services to customers all over the world and our sales are derived from a large number of individual customers. During 2008, our content management and distribution services revenues were derived from more than 380 customers and our mobile satellite telecommunications services were derived from more than 120 customers. In 2008, our ten largest customers accounted for 31.6% of total revenues, and no single customer accounted for more than 5% of our total revenues. It is our policy to require a deposit for the last one to three months of service from most of our customers. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

        Cost of Revenues. Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services), salaries and depreciation of transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers such as satellite space segment and teleport services and fiber network leases. We lease our space segment capacity pursuant to long-term contracts. We can terminate approximately 54% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause. We lease approximately 74% of our space segment capacity on a non-preemptible basis, providing our network a higher level of reliability to our customers and assurance in the case of service outage. We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution. Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts. If we are unable to increase our services prices, our gross profit may decline. Cost of revenues for our mobile satellite telecommunications services business consists primarily of network services (such as satellite space) and payments to subcontractors.

        Gross Profit. By leasing the RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber optic network we are able to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network. Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis. When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity. We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin. Gross profit of our mobile satellite telecommunications services business is affected by the volume of the services we provide.

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

        General and Administrative Expenses. Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services. It includes management fees to our principal shareholders that amounted to $600 thousand in 2006, and $398 thousand in each of 2007 and 2008 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”). Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management’s opinion, adequately reflect the loss included in those debts the company is unlikely to collect. The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt, past experience and whether the debt has been transferred to a professional collector. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting. We intend to fund these expenses from our working capital.

        Depreciation and Amortization Expense. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service. We generally depreciate teleport related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years. Intangible assets we acquired from Bezeq mainly associated with the mobile satellite telecommunications business are amortized on the basis of the estimated useful lives of the assets using annual rates between 18-33%.

        Share-based Compensation. Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses results from the granting of options to employees under the fair-value based method of accounting (calculated using the Black-Scholes model) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. The intrinsic value of the options outstanding as of December 31, 2008, was $1.0 million, all related to unvested options. The intrinsic value of the restricted share units outstanding as of December 31, 2008, was $0.5 million.

        Interest and Marketable Securities Income. Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

        Marketable securities at December 31, 2008 and 2007 consisted of U.S. Agency bonds, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. We classify our debt securities in one of three categories: “trading”, “available- for- sale”, or “held- to- maturity” and our equity securities as “trading”. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity. All securities not included in trading or held- to- maturity were classified as available-for-sale.

        During 2008, the economic environment has increased the degree of uncertainty inherent in those securities invested by the company, as the market prospects of the issuers of those securities deteriorated. The result of which were unrealized losses of $0.2 million related to available-for-sale securities, and $0.2 million related to held-to-maturity securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because we have the ability and intent to hold these investments until a market price recovery or maturity, we concluded that these marketable securities are not other-than-temporarily impaired.

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

        Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative. Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be. For example, in 2008, we entered into customer agreements denominated in Euro with customers in the United States, while the Euro is neither our functional currency nor the functional currency of the U.S. customers. In these cases, SFAS 133 requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period. This adjustment is included in a separate line on the statement of operations entitled “changes in fair value of embedded currency conversion derivatives.” We believe we have been able to reduce the net foreign currency exposure by matching the relevant contracts to various similarly denominated revenue contracts with our customers. However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components are not separately accounted for as derivatives. As a result, the separation of this currency derivative for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts’ terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts’ currencies (usually the Euro). The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities. For additional information regarding SFAS 133, see “Application of Critical Accounting Policies – Foreign Currency Embedded Derivatives” below.

        Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes. We are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. On July 25, 2005, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2008 the tax rate was reduced to 27.0% and in 2009 the tax rate will be reduced to 26.0% and from 2010 onward the tax rate will be 25.0%. Furthermore, beginning in 2010, upon reduction of the corporate income tax rate to 25.0% capital gains will be subject to tax at the rate of 25.0%. Current and deferred tax balances as of December 31, 2006, 2007 and 2008 are calculated in accordance with the new tax rates provided in the tax reform.

        We were granted in 2006 an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. See Item 10.D. “Additional Information – Taxation – Taxation in Israel – Law for the Encouragement of Capital Investments, 1959” for more information about our “approved enterprise” status. In 2006, 2007 and 2008, we realized tax reductions resulting from the “approved enterprise” status in an aggregate amount of $160 thousand, $220 thousand and $146 thousand, respectively.

        Expansion Plans. We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

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

        Business Acquisitions; Goodwill and Other Intangible Assets. In our two business acquisitions described above, we accounted for our purchases in accordance with SFAS No. 141, "Business Combinations," which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the purchase method of accounting. We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives. We adopted SFAS 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. Such goodwill is not amortized, but rather is periodically assessed for impairment.

        The determination of the value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from sales, customer contracts, suppliers contracts, brand name, assumptions about the period of time that the acquired assets useful lives, and discount rates. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur and assumptions may change. Estimates using different assumptions could also produce significantly different results.

        We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of our intangible assets. When impairment indicators are identified with respect to our previously recorded intangible assets, then we will test for impairment using undiscounted cash flows. If such tests indicate impairment, then we will measure the impairment as the difference between the carrying value of the asset and the fair value of the asset, which is measured using discounted cash flows. Significant management judgment is required in forecasting future operating results, which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write downs of net intangible assets and other long-lived assets could occur. We periodically review the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods. We perform an impairment test at least annually and on an interim basis if circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of an impairment loss.

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

        Accounting for Stock-Based Compensation. We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions SFAS 123R “Share- Based Payments”. The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period. As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model with certain assumptions that are significant inputs. The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option. These estimates introduce significant judgment into determining the fair value of stock-based compensation awards. The grant date fair value of the restricted shares units is calculated using the share price at the date of grant.

        Recent Accounting Pronouncements.

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We adopted Statement 157 beginning on January 1, 2008 except with respect to fair- value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, as we are applying the one- year deferral allowed by the FASB. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The adoption of Statement 157 did not have any material effect on our consolidated results of operations and financial position.

        In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements- an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We believe that the adoption of Statement 141R and 160 will not have a material impact on our financial condition, results of operations and cash flow.

        In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). We do not expect the adoption of SFAS 162 to have a material impact on our consolidated results of operations and financial position.

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“SFAS 142-3”). SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, of adopting SFAS 142-3 on our financial position and results of operations.

        In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated results of operations and financial position.

Results of Operations

        The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2006	2007	2008
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$43,284	$59,221	$78,993
Cost of revenues	27,451	38,419	53,477

Gross profit	15,833	20,802	25,516

Operating expenses:
Sales and marketing	1,831	3,017	3,914
General and administrative	3,588	5,767	6,582
One time fees associated with the IPO	1,000	-	-

Total operating expenses	6,419	8,784	10,496

Operating income	9,414	12,018	15,020
Interest and marketable securities income	450	2,631	1,111
Currency fluctuation and other financial
income (expenses), net	374	329	177
Changes in fair value of embedded currency
conversion derivatives	243	(646)	1,342
Other income, net	4	4	10

Income before taxes on income	10,485	14,336	17,660
Income taxes	3,180	2,932	4,228

Net income	$7,305	$11,404	$13,432

Basic income per ordinary share	$0.53	$0.66	$0.78

Diluted income per ordinary share	$0.53	$0.65	$0.77

Weighted average number of ordinary shares
used to compute basic income per ordinary
share	13,746,467	17,249,710	17,290,099

Weighted average number of ordinary shares
used to compute diluted income per
ordinary share	13,793,694	17,418,180	17,399,375

Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

	Year ended
	December 31, 2007		December 31, 2008
	(in thousands and as a percentage of total revenues)

Revenues	$59,221	100%	$78,993	100%
Cost of revenues	38,419	64.9	53,477	67.7

Gross profit	20,802	35.1	25,516	32.3

Operating expenses:
Sales and marketing	3,017	5.1	3,914	5.0
General and administrative	5,767	9.7	6,582	8.3

Total operating expenses	8,784	14.8	10,496	13.3

Operating income	12,018	20.3	15,020	19.0
Interest and marketable securities income	2,631	4.4	1,111	1.4
Currency fluctuation and other financial income (expenses), net	329	0.6	177	0.2
Changes in fair value of embedded currency conversion derivatives	(646)	(1.1)	1,342	1.7
Other income, net	4	0.0	10	0.0

Income before taxes on income	14,336	24.2	17,660	22.3
Income taxes	2,932	5.0	4,228	5.4

Net income	$11,404	19.3	$13,432	16.9

        Revenues. Revenues were $79.0 million for the year ended December 31, 2008, an increase of 33.4%, from $59.2 million in 2007. The increase in revenues was primarily due to an increase of $18.2 million in revenues from long-term service contracts and an increase of $0.4 million in revenues from the provision of occasional services. For the year ended December 31, 2008, our total revenues included $78.3 million of revenues derived from our content management and distribution services, and $0.7million of revenues derived from our mobile satellite telecommunications services business. For the year ended December 31, 2007, all of our revenues were derived from our content management and distribution services, as the mobile satellite telecommunications services was acquired by the company in November 2008.

        Cost of Revenues. Cost of revenues was $53.5 million for the year ended December 31, 2008, an increase of 39.2%, from $38.4 million in 2007. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $42.3 million in the period ended December 31, 2008, an increase of 38.7%, from $30.5 million in 2007.

        For the year ended December 31, 2008, $650 thousand were associated with our mobile satellite telecommunications services business, and the remainder with our content management and distribution services. For the year ended December 31, 2007, the aggregate cost of revenues were associated with our content management and distribution services, since, as noted above, the mobile satellite telecommunications services was acquired by the company in November 2008.

        As a percentage of total revenue, cost of revenues increased from 64.9% in 2007 to 67.7% in 2008. The increase in cost of services as a percentage of revenue is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers, expenses associated with the commencement of activity of Hawley Teleport during 2008 and the effect of currency fluctuation due to the devaluation of the U.S. dollar versus the NIS on salaries and wages expenses that are primarily denominated in NIS.

        The other principal components of cost of revenues include depreciation and amortization, which was $4.0 million in 2008, an increase of 33.3%, from $3.0 million in 2007. This increase is directly attributable to the increase in fixed assets as a result of the addition of customers to our network, and the additional assets acquired in Hawley Teleport and in the satellite business of Bezeq.

        As a percentage of content management and distribution revenues, cost of revenues in 2008 was 67.5%, and as a percentage of mobile satellite telecommunications services revenues, cost of revenues in 2008 was 89.5%.

        Sales and Marketing Expenses. Sales and marketing expenses were $3.9 million in the year ended December 31, 2008, an increase of 29.7% from $3.0 million in 2007. As described below, the increase in sales and marketing expenses is due to increases in salaries, wages and benefits, and increases in agents and commission fees paid to third parties. Sales and marketing expenses as a percentage of revenues were 5.1% and 5.0% in 2007 and 2008, respectively.

        Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 33.4% and 37.0% of our total sales and marketing expenses in 2007 and 2008, respectively. Salaries, wages and benefits increased by $0.4 million from $1.0 million in 2007 to $1.4 million in 2008 due to an increase in the number of our employees and salary increases and due to the effect of currency fluctuation between the U.S. dollar and the NIS on salaries and wages that are primarily denominated in NIS.

        Agents and commission fees paid to third parties comprised 52.2% and 48.3% of our total sales and marketing expenses in 2007 and 2008, respectively. Agent fees increased by $0.3 million from $1.6 million in 2007 to $1.9 million in 2008 due to additional fees paid with respect to new contracts.

        General and Administrative Expenses. General and administrative expenses were $6.6 million in the year ended December 31, 2008, an increase of 14.2% from $5.8 million in 2007. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in salaries, wages and service fees paid to our general and administrative officers and employees and an increase in professional services fees. As a percentage of revenues, general and administrative expenses were 9.7% and 8.3% in 2007 and 2008, respectively.

        Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 49.1% and 48.1% of our total general and administrative expenses in 2007 and 2008, respectively. Salaries, wages and service fees expenses increased by $0.4 million from 2007 to 2008 mainly due to an increase in the number of employees and bonus paid due to our company’s performance and due to the effect of currency fluctuation between the U.S. dollar and the NIS on salaries and wages that are denominated in NIS.

        Management fees paid to our principal shareholders were $398 in 2007 and 2008.

        Professional services fees, which are legal and audit fees and consulting fees associated with Sarbanes-Oxley compliance, increased from $630 thousand in 2007 to $802 thousand in 2008. The increase in the costs incurred in 2008 was mainly due to increase in our business activities.

        Allowances for doubtful account. Allowances for doubtful account were $1.0 million in 2007 and $1.1 million in 2008.

        Interest and Marketable Securities Income. Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $1.1 million in the year ended December 31, 2008, a decrease of $1.5 million from interest and marketable securities income of $2.6 million in 2007. This decrease is primarily the result of the decrease in interest earned on our cash and cash equivalent due to the decrease in interest rates and losses in our marketable securities classified as trading securities due to the financial market condition in Israel.

        Currency Fluctuation and Other Financial Income, Net. Currency fluctuation and other financial income, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, were $177 thousand in the year ended December 31, 2008, a decrease of $152 thousand from currency fluctuation and other financial income, net, of $329 thousand in 2007.

        Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives resulted in income of $1.3 million in the year ended December 31, 2008, compared to an expense of $646 thousand in 2007. The change in the year ended December 31, 2008 is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.4718 U.S. dollar/EURO at the end of 2007 to 1.3933 U.S. dollar/EURO as of December 31, 2008, and the respective change in the value of the U.S. dollar-EURO forward contracts, the different changes in U.S. dollar and EURO interest rates during the year, and due to additional contracts with embedded derivatives which we entered into during 2008 contributing approximately $500 thousand of income in 2008. The change in the year ended December 31, 2007 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.3170 U.S. dollar/EURO at the end of 2006 to 1.4718 U.S. dollar/EURO as of December 31, 2007, and the respective change in the value of the U.S. dollar-EURO forward contracts.

        Income Taxes. Income taxes were $4.2 million in the year ended December 31, 2008, an increase of 44.2% from $2.9 million in 2007. The increase is primarily due to the difference between the definition of capital and assets for Israeli tax purposes (mainly associated with our cash held in U.S. dollars) that resulted in finance income for tax purposes, which is added to our income before taxes in our consolidated financial statements and increased the income before tax for tax purposes. This was partially offset by the additional decrease in tax rates from 29% in 2007 to 26% in 2008, and Partially by the increased portion of our taxable income associated with the approved enterprise reduced tax rate.

        Net Income. Net income was $13.4 million in the year ended December 31, 2008, an increase of 17.8% from $11.4 million in 2007. The increase is due to an increase in operating income of $3.0 million, a decrease in interest and marketable securities income of $1.5 million, an increase in income from embedded currency conversion derivatives of $2.0 million and increase in income taxes of $1.3 million.

        Segment Results. In 2008, the gross profit of our mobile telecommunications services was $77 thousand and the gross profit of our content management and distribution services to television and radio was $25.4 million. In 2007, all of our revenues were derived from our content management and distribution services, as the mobile satellite telecommunications services was acquired by the company in November 2008.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

	Year ended
	December 31, 2006		December 31, 2007
	(in thousands and as a percentage of total revenues)

Revenues	$43,284	100%	$59,221	100%
Cost of revenues	27,451	63.4	38,419	64.9

Gross profit	15,833	36.6	20,802	35.1

Operating expenses:
Sales and marketing	1,831	4.2	3,017	5.1
General and administrative	3,588	8.3	5,767	9.7
One time fees associated with the IPO	1,000	2.3	-	-

Total operating expenses	6,419	14.8	8,784	14.8

Operating income	9,414	21.8	12,018	20.3
Interest and marketable securities income	450	1.0	2,631	4.4
Currency fluctuation and other financial income (expenses), net	374	0.9	329	0.6
Changes in fair value of embedded currency conversion derivatives	243	0.6	(646)	(1.1)
Other income, net	4	0.0	4	0.0

Income before taxes on income	10,485	24.2	14,336	24.2
Income taxes	3,180	7.3	2,932	5.0

Net income	$7,305	16.9	$11,404	19.3

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

B. Liquidity and capital resources

        Principal Sources and Uses of Liquidity. Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities. We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers. We usually use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $1.0 million) when an obligation to pay a supplier precedes the receipt of payments from customers. At present we only utilize a portion of these lines of credit ($1.1 million from the Bank Leumi credit line and $0.2 million from the Bank Igud credit line) to provide guarantees required under several of our long term contracts with our suppliers. Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our mobile satellite telecommunications service offering. In 2008, our capital expenditures included the acquisition of the Hawley Teleport in Pennsylvania and the acquisition of the satellite business of Bezeq. We believe that our present working capital is sufficient for our present requirements.

        We intend to continue to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. For example, in 2008 we completed the acquisition of the Hawley Teleport in Pennsylvania for an aggregate cost of approximately $4.9 million. The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, which we believe can vary between $3 million to $15 million per teleport, depending, among other things, on the location of the teleport and the time it will take to establish the local teleport.

        In addition, in 2008 we acquired the satellite business of Bezeq for an aggregate cost of approximately $15.6 million, of which approximately $515 thousand is held in esccow pending Bezeq's compliance with certain conditions in the agreement.

        Taking into account our expansion plans, we believe that our cash generated from operations and cash balances, including our net proceeds from our initial public offering in November 2006, will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Cash and Cash Equivalents; Marketable Securities. Cash and cash equivalents were $34.7 million at December 31, 2008, $28.4 million at December 31, 2007, and $51.4 million at December 31, 2006. The increase from 2007 to 2008 is primarily attributable to the increase of cash provided by operating activities and maturity of marketable securities investments during 2008 that were not reinvested. The decrease from 2006 to 2007 is primarily attributable to investment in marketable securities.

	Year ended December 31,
	2006	2007	2008
	(in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$9,819	$15,130	$20,314
Net cash used in investing activities	(5,902)	(38,114)	(3,422)
Net cash provided by (used in) financing activities	45,416	-	(10,552)

Increase (decrease) in cash and cash equivalents	$49,333	$(22,984)	$6,340
Cash and cash equivalents - beginning of year	2,060	51,393	28,409

Cash and cash equivalents - end of year	$51,393	$28,409	$34,749

Operating Activities

        For the year ended December 31, 2008, net cash provided by operating activities was $20.3 million, an increase of $5.2 million from $15.1 million of net cash provided by operating activities for the year ended December 31, 2007. The increase resulted primarily from the increase in our operating income and increase of $3.9 million in trade payables. For the year ended December 31, 2007, net cash provided by operating activities was $15.1 million, an increase of $5.3 million from $9.8 million of net cash provided by operating activities for the year ended December 31, 2006. The increase resulted primarily from the $4.1 million increase in net income and the $3.9 million increase in trade receivables collected, offset by the increase of $1.4 million in premium amortization of held-to-maturity securities, as well as an increase in trading securities of $1.8 million which were invested during 2007.

Investing Activities

        For the year ended December 31, 2008, we used $26.8 million for capital expenditures, comprised of $15.6 million related to the acquisition of the satellite business of Bezeq, $4.9 million related to the acquisition of the Hawley Teleport and $6.3 million of capital expenses for teleport and playout equipment. This was offset by net, comprised of $ 15.6 million proceeds from marketable securities of $23.4 million. For the year ended December 31, 2007, we used $38.1 million for capital expenditures from which $31.7 million related to investments net of proceeds of marketable securities invested during 2007 from the proceeds from our initial public offering in November 2006, and $5.3 million for capital expenditures for teleport and playout equipment. For the year ended December 31, 2006, we used $5.9 million for capital expenditures related to our new studio facilities in Jerusalem as well as for teleport and playout equipment.

Financing Activities

        During the years ended December 31, 2008 and 2006, we paid dividends to our shareholders in the amount of $10.6 million and $2.0 million, respectively. During the year ended December 31, 2007, we did not pay any dividends to our shareholders. In March 2009, we declared a dividend to our shareholders in the aggregate amount of $ 5.5 million payable in April 2009.

        In November 2006, we completed our initial public offering and raised net proceeds of $47.4 million in exchange for the issuance of 4,195,000 of our ordinary shares.

C. Research and development, patents and licenses, etc.

        Not applicable.

D. Trend information

        See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-balance sheet arrangements

        We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2008.

F. Tabular disclosure of contractual information

        We have lease agreements for our facilities. See Part D of Item 4 “Information on the Company – Property, plants and equipment” for a description of these leases.

        We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fee.

        We enter into long term contracts with suppliers for leases of network (satellite and fiber optic) and teleport services. Approximately 86.6% of these contractual commitments as of December 31, 2008 do not provide for early termination, or impose a significant penalty for early termination. The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

        The following are the contractual commitments at December 31, 2008, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)

Operating Leases	$696	$280	$360	$56	$-
Operating Car Leases	434	211	223	-	-
Operating Network Leases	148,315	44,938	58,005	30,861	14,511

Total	$149,443	$45,429	$58,587	$30,916	$14,511

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our directors and executive officers as of the date of this Annual report are as follows:

Name	Age	Position(s)

Gilad Ramot (1)(5)	58	Chairman of the Board
David Rivel	62	Chief Executive Officer and Director
Gil Efron	43	Chief Financial Officer
Lior Rival	36	Vice President - Sales and Marketing
Ziv Mor	33	Chief Technology Officer
Maya Rival	32	Vice President - Operations
David Assia (2)(3)(4)(5)(6)	57	Director
Amit Ben-Yehuda	45	Director
Dan Levinson (6)	38	Director
Vered Levy-Ron (2)(3)(4)	42	Director
Alexander Milner (1)(5)	69	Director
Ron Oren	37	Director
Guy Vaadia (2)(4)(6)	45	Director

(1)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the Securities and Exchange Commission (see explanation below)

(3)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

        Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001. He serves as a director of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces’ Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

        David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors. Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication. He is responsible for the development and implementation of our strategy, our business development and the overall management of our company. He holds an M.Sc. degree in Electrical Engineering from the Technion –Israel Institute of Technology, Be’er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association. He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

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

        Ziv Mor has been our Chief Technology Officer since December 2006. From January 2003 until December 2006, Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997. Mr. Mor holds a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences and is currently completing a B.Sc. in Technology Business and Management at Holon Academic Institute of Technology.

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

        David Assia, a member of our board of directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007. Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Kardan Technologies Ltd., Tradonomi Ltd, Dynasec ltd, The Weitzman Institute of Science and The Israel Association of Electronics and Software. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

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

        Dan Levinson, a member of our board of directors since July 2008, is the Business Development Manager of Kardan Communications Ltd. Prior to becoming Business Development Manager of Kardan Communications Ltd. in June 2008, Mr. Levinson worked in Strategic Planning for The First International Bank of Israel from 2003 until 2008. From 2000 until 2003 Mr. Levinson served as an associate in the venture capital funds of Poalim Capital Markets. From 1998 until 2000 Mr. Levinson served as a credit officer in the Corporate Banking Division of Bank Hapoalim. Mr. Levinson currently serves as a director of several private companies, including Unicell Advanced Cellular Solutions Ltd. and IDIT IDI Technologies Ltd. Mr. Levinson holds a Bachelor of Science in Management from the Arizona State University and an MBA from Tel-Aviv University.

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

        Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd. Mr. Oren served as Vice President – Business Development of Rapac Communication &Infrastructure Ltd. from July 2005 until the end of 2006. Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

        Guy Vaadia, a member of our board of directors since October 2007, is the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha’Mizrahi from 1995. Mr. Vaadia serves as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd., O.R.T. Technologies Ltd., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd.   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

        The term of each of our directors, other than our Outside Directors, will expire at the time of our 2009 annual general meeting of shareholders. The term of our Outside Directors will expire in January 2010. Please also see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions” for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B. Compensation

        The aggregate direct compensation we paid to our executive officers as a group (5 persons) for the year ended December 31, 2008 was $3.1 million. This amount includes $71 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $1.7 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers’ employment agreements. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below).

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

        As of December 31, 2008, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our directors and executive officers (one person), at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of June 2012 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”), and (ii) 31,756 restricted share units granted to our directors and executive officers (6 persons). Other than as specified in the share ownership table under Item 7 “Major Shareholders and Related Party Transactions,” none of our directors and officers holds more than 1% of our outstanding shares.

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

        Since October 2007, Yigal Berman has served as an observer to our board of directors. In such capacity, he receives compensation equal to the compensation we pay our directors. Mr. Berman’s background is set forth below:

        Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.). Mr. Berman served as our director from June 1993 through October 2007. Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication &Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, and Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

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

        Under a recent amendment to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

Home Country Practices

        As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors. In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

        As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

        For a discussion of the requirements of Israeli law in this regard, see Item 10.B. “Additional Information – Memorandum and articles of association –Fiduciary Duties and Approval of Related Party Transactions,” “–Shareholders” and “– Anti-Takeover Provisions.”

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

        Investment Committee.  Our investment committee consists of three directors, Dan Levinson, Guy Vaadia and David Assia, our outside director. The investment committee’s duties include reviewing and making recommendations to the board of directors regarding the company’s investment policies. The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

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

D. Employees

        As of December 31, 2008, we had 188 employees, of whom 147 were in operations, 18 were in sales and marketing, and 23 were in general and administration; as of December 31, 2007, we had 142 employees, of whom 111 were in operations, 12 were in sales and marketing, and 19 were in general and administration; and as of December 31, 2006, we had 126 employees, of whom 100 were in operations, 9 were in sales and marketing, and 17 were in general and administration. Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.

        As of December 31, 2008, 178 of our employees were located in Israel and 10 employees were located in the United States. Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor. These provisions principally concern the maximum length of the work day and the work week for employees. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time. In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

        Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund a portion of our ongoing severance obligations by making monthly payments for severance insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with wages. They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%. All of our full-time employees in Israel, who have been employed by our company for at least six months, are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our employees. According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

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

        As of December 31, 2008, we had granted 104,348 restricted share units under the plan, 39,865 of which were outstanding on that date. No other awards were granted under the plan as of December 31, 2008.

        The Israeli Tax Authority approved our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee’s regular tax rate.

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

A. Major shareholders

        The following table shows information as of March 15, 2009 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,306,783 ordinary shares outstanding as of March 15, 2009. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of March 15, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel.Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	8,565	*
David Rivel (2)	2,155,340	12.4%
Gil Efron	-	-
Lior Rival	18,343	*
Maya Rival	8,004	*
Ziv Mor	8,004	*
David Assia	-	-
Amit Ben-Yehuda	-	-
Dan Levinson	-	-
Vered Levy-Ron	-	-
Alexander Milner	-	-
Ron Oren	-	-
Guy Vaadia	-	-
All directors and officers as a group (13
persons)(2)	2,198,256	12.6%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (3)	6,494,347	37.5%
Kardan Communications Ltd. (4)	4,233,600	24.5%
TimesSquare Capital Management, LLC (5)	878,200	5.1%

* Less than 1%.

(1)	Excludes outstanding restricted share units that do not vest within 60 days of March 15, 2009.

(2)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us. Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share, (ii) 37,800 ordinary shares at an exercise price of $6.16 per share, and (iii) 44,100 ordinary shares at an exercise price of $6.77 per share,. These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us. The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. As of December 31, 2008, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 74.3% of the voting power of Rapac Communication & Infrastructure Ltd. As of December 31, 2008, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 63.2% of the voting power of Inter-Gamma Investment Company Ltd. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 ordinary shares. InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 408,547 ordinary shares. In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of additional 2,035,640 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 12, 2009 and on other information provided to us. The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd. As of December 31, 2008, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73% of the voting power of Kardan Israel Ltd.

(5)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 11, 2009. The address of TimesSquare Capital Management, LLC, 1177 Avenue of the Americas, 39th Floor, New York, New York 10036.

        Based on Schedules 13G/A filed with the Securities and Exchange Commission by Del-Ta Engineering Equipment Ltd. and David Rivel, on January 28, 2008 and January 14, 2009 and on other information provided to us, (A) during 2007, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 64,700 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 445,934 ordinary shares in ordinary brokerage transactions, (B) during 2008, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 320,947 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 71,326 ordinary shares in ordinary brokerage transactions, and (C) from January 1, 2009 through March 15, 2009, InterGamma International Trade Founded by InterGamma Investments Co. acquired 22,900 ordinary shares in ordinary brokerage transactions. We have been notified by Kardan Communications Ltd. that it has pledged its ordinary shares of the company in favor of a bank to secure a bank loan.

        According to our transfer agent, as of March 15, 2009, we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 4,951,743 ordinary shares representing approximately 28.6 % of outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

        Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement. Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel’s election to our board of directors. In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees. Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal. The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006. At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term. We have been advised by these principal shareholders that in November 2008, the term of the agreement was extended until November 2011. Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our chief executive officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our chief executive officer.

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

        In October 2006, we entered into a new agreement with Del-Ta Engineering and Kardan Communications, which superseded the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with David Rivel effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications. Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 thousand in 2007 and in 2008.

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

        Pursuant to the agreement, Datacom was entitled to NIS 102,700 plus VAT per month through December 2006 and to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT beginning January 2007 as compensation for Mr. Rivel’s services as our Chief Executive Officer. Datacom is also entitled to a bonus of 6% of our annual net income up to $4 million in 2006 and up to $1 million thereafter, 8% of our annual net income above $4 million and up to our historical highest annual net income in 2006 and above $1 million and up to our historical highest annual net income thereafter, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income. For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income. In addition, the agreement provided that the 2006 bonus shall not be less than the 2005 bonus. We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

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

        We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom for any reason other than as a result of Mr. Rivel’s death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part, which shall extend between 12 and 24 months depending on the date the Datacom agreement terminates or expires, $150 thousand if the agreement would have been terminated on or before December 31, 2008, $350 thousand if the agreement terminates during 2009, $450 thousand if the agreement terminates during 2010 and $650 thousand if the agreement terminates or expires during 2011. In the event the Datacom agreement would have been terminated on or before December 31, 2008, we would not have been required to make this payment to Mr. Rivel if we had decided not to enforce such undertaking.

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

FreeTVNet Software

        In May 2008, we acquired from Datacom, a company controlled by our Chief Executive Officer, David Rivel, the FreeTVNet software for an aggregate purchase price of $300,000. FreeTVNet is a software that provides viewer support capabilities for Internet TV services. The software supports the company in its delivery of TV and other content services over the Internet. In accordance with Israeli law, the acquisition was approved by our audit committee, board of directors and by a special majority of our unaffiliated shareholders.

Commercial Agreements

—	In February 2006, we entered into a service agreement with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 29.9% of the share capital and one of our directors serves as a director. Under this agreement, BFTV LLC agreed to purchase from us international playout and uplink services over a period of three years in consideration for monthly payments of $31.4 thousand until May 31, 2006 and $33.7 thousand for the remainder of the agreement’s term. In November 2006, we entered into an amendment to this agreement for additional services, pursuant to which the monthly payments were increased to $40.0 thousand for the remainder of the agreement’s term.

—	In January 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and fiber connectivity services in consideration for monthly payments of $10.1 thousand.

—	In September 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and uplink services in consideration for monthly payments of $20.2 thousand. BFTV LLC was also granted an option pursuant to the service agreement to purchase from us Internet streaming services in consideration for a monthly fee of $500. In addition, BFTV LLC agreed to pay us $15 for each smartcard ordered from us.

—	In November 2008, we entered into a service agreement with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 53.6% of the share capital and one of our directors serves as a director. Under this agreement IVP-Ivory Video Productions Ltd. agreed to purchase from us certain video link services over an initial period of three years, which automatically extends for five additional one-year periods, unless either party requests not to extend, in consideration for monthly payments of approximately $7.8 thousand.

—	In November 2008, we entered into a service agreement with IVP-Ivory Video Productions Ltd., under which IVP-Ivory Video Productions Ltd. agreed to purchase from us certain uplink services over an initial period of three years, which automatically extends for 5 additional one-year periods, unless either party requests not to extend, in consideration for monthly payments of €14 thousand, plus $0.5 per each subscriber of IVP-Ivory Video Productions Ltd. exceeding the first 2,000 subscribers.

—	Our corporate headquarters in Omer, Israel are currently leased under an agreement with Datacom, entered into in February 1998. The agreement provides for monthly lease payments of $1 thousand.

Indemnification and Insurance

        We have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers and purchased directors’ and officers’liability insurance. The insurance, indemnification and exculpation agreements and our articles of association require us to indemnify our directors and officers to the full extent permitted by law. See Item 10.B. “Additional Information – Memorandum and articles of association – Exculpation, Indemnification and Insurance of Directors and Officers.”

C. Interests of experts and counsel

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

        You can find our consolidated financial statements in Item 18 “Financial Statements.”

Legal proceedings

        On May 25, 2008, Screenpeaks Ltd., a former Israeli customer of our company, filed a claim with the Tel Aviv District Court against the Israeli Ministry of Communications and our company for damages in the amount of NIS 23 million plus value added tax (approximately $6.3 million). Screenpeaks alleges that we unlawfully terminated services to the plaintiff in accordance with the instructions of the Ministry of Communications. The Israeli Ministry of Communications filed a Notice to a Third Party against us asserting that if the Ministry of Communications be held liable for damages to Screenpeaks, then we should indemnify it for such damages. In the opinion of our company’s management and legal advisers, the claims are without merit, and in the event the plaintiff prevails, the amount we will be required to pay will likely be insignificant. We are contesting these claims vigorously.

Dividend policy

        We distributed to our shareholders cash dividends of $2.0 million and $10.6 million in 2006 and 2008, respectively. During 2007, we did not distribute any dividends to our shareholders. In March 2009, we declared a dividend to our shareholders in the aggregate amount of $5.5 million, payable in April 2009.

        In March 2008, our board of directors adopted a new dividend policy to distribute not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

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

B. Significant changes

        Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2008.

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

        The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2006 (from November 1, 2006)	$15.89	$11.25
2007	$26.50	$10.35
2008	$19.99	$7.27

2006
Fourth quarter (from November 1, 2006)	$15.89	$11.25

2007
First quarter	$14.74	$10.35
Second quarter	$20.60	$12.83
Third quarter	$26.50	$15.76
Fourth quarter	$24.50	$17.03

2008
First quarter	$19.99	$14.57
Second quarter	$15.66	$10.15
Third quarter	$13.98	$10.31
Fourth quarter	$12.57	$7.27

Most recent six months
September 2008	$11.75	$13.89
October 2008	$12.57	$7.27
November 2008	$11.30	$8.77
December 2008	$11.88	$8.82
January 2009	$13.70	$11.42
February 2009	$13.29	$10.73
March 2009 (through March 20, 2009)	$12.35	$9.50

        On March 20, 2009, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $12.02 per share. According to our transfer agent, as of March 15, 2009, there were five holders of record of our ordinary shares.

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

Ordinary Shares

        Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share. As of March 15, 2009, we had 17,306,783 ordinary shares outstanding.

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

Shareholder Meetings

        Under the Companies Law, an annual meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as special shareholders meetings. The board of directors also is required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of at least 5% of our share capital, provided they hold at least 1% of the voting rights in our company; or the holder or holders of at least 5% of the voting rights in our company. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days or 35 days, depending on the meeting agenda matters.

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

        Ownership Limitations.  Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly. Our license was amended in connection with our initial public offering in November 2006 to provide, among other things, that should a shareholder, other than our shareholders prior to the initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Ministry of Communications, its holdings will be converted into dormant shares for as long as the Ministry of Communications’ consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings. For additional information regarding the provisions of our amended license as it relates to restrictions on the transfer of control, see Item 4.B. “Information on the Company – Business Overview – Regulation – Israeli Regulation –Ministry of Communications.”

        Our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

        Tax Law.  Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer &Trust Company, New York, New York.

C. Material contracts

        Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

Purchase and Sale Agreement, dated February 13, 2008,	Item 4.D. "Information on the Company -
between Skynet Satellite Corporation and RRsat Global	Property, plants and equipment."
Communications Inc.

Agreement, dated March 26, 2008, between Bezeq, The	Item 4.D. "Information on the Company -
Israel Telecommunications Corp. Limited and the	Property, plants and equipment."
Registrant

        Each summary of a material contract is qualified in its entirety by the text of the material contract (or summarize thereof), which is filed as an exhibit to this Annual Report.

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

Corporate Tax Structure in Israel

        Israeli companies were subject to corporate tax at the rate of 27% of their taxable income in 2008. The rate was 31% for 2006, 29% for 2007 and is scheduled to decline to 26% in 2009 and 25% in 2010 and subsequent years.

Special Provisions Relating to Taxation Under Inflationary Conditions

        On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Income Tax Law (Inflationary Adjustments), 1985, which we refer to as the Inflationary Adjustments Law, ceased at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.

        In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes was no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses were no longer linked to the Israeli consumer price index. Accordingly, these amounts were adjusted until the end of the 2007 tax year after which they ceased to be linked to the Israeli consumer price index.

        Until 2007, we were taxed under the Inflationary Adjustments Law. The Inflationary Adjustments Law was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applied a supplementary set of inflationary adjustments to the normal taxable profit computed according to historic cost principles. The Inflationary Adjustments Law provided tax deductions and adjustments to depreciation deductions and unlimited tax loss carryforwards to mitigate the effects resulting from an inflationary economy.

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

Capital Gains

        Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel), including shares of RRsat and securities held by us. The Israeli Income Tax Ordinance distinguishes between “Real Gain”and “Inflationary Surplus.” Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Real Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

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

        We were granted in 2006 an “Approved Enterprise” status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. In 2008, 2007 and 2006, we realized tax reductions resulting from the “approved enterprise” status in an aggregate amount of $160 thousand, $220 thousand and $146 thousand, respectively.

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

        As of the end of the reported period, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States. These instruments had maturities of three months or less when acquired. Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments. We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield. Those funds are managed by two brokerage firms located in Israel and two brokerage firms located in the United States based on our investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments. Due to the credit rate and the dispersion we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments. However, the economic crisis and the volatility in the capital markets both in the United States and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long term investments, therefore triggering an increase in interest rates and losses in these investments. Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

        The net proceeds that we received as a result of the offering were approximately $47.4 million. As of December 31, 2008, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq’s satellite business and $4.9 million of the proceeds for our 2008 acquisition of the Hawley teleport in Pennsylvania. The remainder $26.9 million were in cash equivalents and marketable securities.

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

Management report on internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors. Based on that evaluation, management believes that our internal control over financial reporting was effective at December 31, 2008.

        Our management’s evaluation excluded the mobile satellite telecommunications business, which was included in Bezeq’s satellite business which we acquired on November 4, 2008 for approximately $15.6 million in cash. For the year ended December 31, 2008, our statement of operations included total revenues related to the mobile satellite business of approximately $737 thousand. In accordance with guidance issued by the SEC, companies are allowed to exclude acquisitions from their assessment of internal controls over financial reporting during the first year subsequent to the acquisition while integrating the acquired operations.

        Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, independently assessed the effectiveness of the company’s internal control over financial reporting. Somekh Chaikin has issued an attestation report, which is included on pages F-3 - F-4 of this Annual Report on Form 20-F.

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

Fees and services

        The table below summarizes the total remuneration that we paid during 2007 and 2008 to our independent accountants, Somekh Chaikin, a member firm of KPMG International.

	Year Ended December 31, 2007	Year Ended December 31, 2008
	(in thousands)

Audit fees	$117	$165
Audit-related fees (1)	35	-
Tax fees (2)	5	58
All other fees	-	-

Total	$157	$223

(1)	“Audit-related fees” are fees related to services performed in connection with our Annual Report on Form 20-F.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

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

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.	RESERVED

ITEM 16G.	CORPORATE GOVERNANCE

        See Item 3.D. “Key Information – Risk factors – Risks relating to our operations in Israel – As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, etc.”, Item 6.C. “Directors, Senior Management and Employees – Board practices”, and Item 10.B. “Additional Information –Memorandum and articles of association” for a description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-40 below.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant and an amendment thereto (translated from Hebrew)(incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.2	Amendment to Memorandum of Association of the Registrant (translated from Hebrew)(incorporated herein by reference to Exhibit 3.5 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

1.3	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.1	Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.2	RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3	Lease Agreement, dated November 28, 2001, between Zu’aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.4	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.5	Special License to Render Telecommunication Services, Amendment No. 3, issued to the Registrant on October 29, 2008 by the Israeli Ministry of Communications (translated from Hebrew).

4.6	Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc.

4.7	Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant (English summary of Hebrew original).

8	List of significant subsidiaries.

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Financial Statements

As of December 31, 2008

RRsat Global Communications Network Ltd.
and its Subsidiaries

Financial Statements

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRSat Global Communications Network Ltd.

We have audited the accompanying consolidated balance sheets of RRSat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 – Controls and procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

The Company’s management evaluation on internal control over financial reporting excluded the mobile satellite telecommunication business, which was included in Bezeq’s satellite business which the Company acquired on November 4, 2008 for approximately $15.6 million in cash. The Company’s statement of operation included total revenue from the mobile satellite telecommunication business of approximately $737 thousand. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the mobile satellite telecommunication business.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 23, 2009

RRsat Global Communications Network Ltd.
and its Subsidiaries

Balance Sheets

In thousands except share data

	Note	December 31 2007	December 31 2008

Current assets
Cash and cash equivalents	1D; 2	$28,409	$34,749
Marketable securities	1E; 3	28,291	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $1,882
and $2,188 as of December 31, 2007 and 2008 respectively)	1F	10,421	11,227
Other	4	518	417
Related parties		14	-
Fair value of embedded currency conversion derivatives	1R	1,303	2,234
Deferred taxes	1M; 15	711	552
Prepaid expenses		919	1,390

Total current assets		70,586	56,671

Deposits and long-term receivables	5	1,104	1,791

Marketable securities	1E; 3	6,722	5,743

Long term prepaid expenses	10D; 16	1,025	7,897

Assets held for employee severance payments	1G	987	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	1H; 6	14,966	25,993

Goodwill	1I; 16	-	3,734

Intangible assets, at cost, less accumulated amortization	1J; 16	-	1,353

Total assets		$95,390	$104,487

RRsat Global Communications Network Ltd.
and its Subsidiaries

Balance Sheets (Continued)

In thousands except share data

	Note	December 31 2007	December 31 2008

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade		$5,040	$8,709
Other	7	1,559	1,944
Fair value of embedded currency
conversion derivatives	1R	1,616	1,205
Related parties		26	25
Deferred income	1O; 8	5,191	5,440

Total current liabilities		13,432	17,323

Long - term liabilities
Deferred income	1O; 8	5,169	6,689
Liability in respect of employee severance payments	9	1,011	1,378
Deferred taxes	1M; 15	619	747

Total long - term liabilities		6,799	8,814

Total liabilities		20,231	26,137

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2007 and 2008; 17,286,762
and 17,306,783 shares issued and fully paid as of
December 31, 2007 and 2008)		40	40
Additional paid in capital		51,691	52,106
Retained earnings		23,429	26,309
Accumulated other comprehensive loss		(1)	(105)

Total shareholders' equity		$75,159	$78,350

Total liabilities and shareholders' equity		$95,390	$104,487

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2006	2007	2008

Revenues	1O; 12	$43,284	$59,221	$78,993
Cost of revenues		27,451	38,419	53,477

Gross profit		15,833	20,802	25,516

Operating expenses
Sales and marketing		1,831	3,017	3,914
General and administrative		3,588	5,767	6,582
One time fees associated with the IPO	13	1,000	-	-

Total operating expenses		6,419	8,784	10,496

Operating income		9,414	12,018	15,020
Interest and marketable securities income	14	450	2,631	1,111
Currency fluctuation and other financing
income (expenses), net		374	329	177
Changes in fair value of embedded currency
conversion derivatives	1R	243	(646)	1,342
Other income, net		4	4	10

Income before taxes on income		10,485	14,336	17,660
Income taxes	1M; 15	3,180	2,932	4,228

Net income		$7,305	$11,404	$13,432

Income per Ordinary Share	1L
Basic income per Ordinary Share		0.53	0.66	0.78

Diluted income per Ordinary Share		0.53	0.65	0.77

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		13,746,467	17,249,710	17,290,099

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share		13,793,694	17,418,180	17,399,375

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of January 1, 2006	13,047,300	$-	$3,812	$6,695	$-	$10,507

Changes during 2006
Ordinary shares issued	4,195,000	40	47,351	-	-	47,391
Stock based compensation	-	-	117	-	-	117
Dividend paid $0.15 / share	-	-	-	(1,975)	-	(1,975)
Net income	-	-	-	7,305	-	7,305

Balance as of December 31, 2006	17,242,300	$40	$51,280	$12,025	$-	$63,345

Changes during 2007

Vesting of RSU's	44,462	* -	-	-	-	* -
Stock based compensation	-	-	411	-	-	411
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $0.27	-	-	-	-	(1)	(1)
Net income	-	-	-	11,404	-	11,404

Total comprehensive income	-	-	-	11,404	(1)	11,403

Balance as of December 31, 2007	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income (continued)

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based compensation	-	-	415	-	-	415
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $37	-	-	-	-	(104)	(104)
Dividend paid 0.32$ per share	-	-	-	(5,532)	-	(5,532)
Dividend paid 0.29$ per share				(5,020)	-	(5,020)
Net income	-	-	-	13,432	-	13,432

Total comprehensive income	-	-	-	13,432	(104)	13,328

Balance as of
December 31, 2008	17,306,783	40	52,106	26,309	(105)	78,350

* Less than 1$

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Cash Flows

In thousands

	Year ended December 31
	2006	2007	2008

Cash flows from operating activities
Net income	$7,305	$11,404	$13,432

Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	2,274	2,971	3,971
Provision for losses in accounts receivable	690	1,094	972
Deferred taxes	32	(329)	324
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(1,361)	(635)
Discount accretion and premium amortization
of available- for- sale securities, net	-	(16)	(246)
Changes in liability for employee severance payments, net	23	(10)	49
Capital gains on sale of fixed assets, net	(1)	(4)	(10)
Expenses in relation to options granted	117	411	415
Changes in fair value of embedded currency
conversion derivatives	(243)	646	(1,342)
Changes in assets and liabilities:
Loss (profit) from trading securities, net	(232)	(445)	551
Increase in accounts receivable - trade	(5,252)	(1,328)	(1,778)
Decrease (increase) in related parties, net	(37)	49	13
Decrease in accounts receivable - other	25	279	101
Decrease (increase) in prepaid expenses, net	127	(696)	(471)
Increase in deposits and
long-term receivables	(227)	(86)	(687)
Increase in accounts payable	1,912	128	3,886
Increase in deferred income	3,306	2,423	1,769

Net cash provided by operating activities	$9,819	$15,130	$20,314

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2006	2007	2008

Cash flows from investing activities
Investment in fixed assets	$(5,903)	$(5,352)	$(11,026)
Investment in other assets	-	(1,033)	(195)
Business combination (See C below)	-	-	(15,573)
Investment in securities available- for- sale	-	(3,048)	(21,689)
Investment in securities held- to- maturity	-	(33,989)	-
Decrease (increase) in trading securities, net	-	(1,570)	1,877
Proceeds from securities available- for- sale	-	1,062	18,707
Proceeds from securities held- to- maturity	-	5,807	24,462
Proceeds from sale of fixed assets	1	9	15

Net cash used in investing activities	$(5,902)	$(38,114)	$(3,422)

Cash flows from financing activities
Dividend paid	$(1,975)	$-	$(10,552)
Proceeds from issuance of Ordinary Shares, net
of offering costs of $ 5,046, in 2006	47,391	-	-

Net cash provided by (used in) financing activities	$45,416	$-	$(10,552)

Increase (decrease) in cash and cash equivalents	$49,333	$(22,984)	$6,340

Balance of cash and cash equivalents at beginning
of year	2,060	$51,393	$28,409

Balance of cash and cash equivalents at end of year	$51,393	$28,409	$34,749

A. Non-cash transactions

Investment in fixed assets	$-	$138	$306

B. Supplementary cash flow information

Income taxes paid	$2,941	$3,650	$3,392

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2006	2007	2008

C. Business combination (Note 16)

Investment in fixed assets	$-	$-	$3,748
Investment in other assets and prepaid expenses	-	-	6,840
Investment in intangible assets	-	-	1,251
Investment in goodwill	-	-	3,734

	$-	$-	$15,573

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 – Organization and Summary of Significant Accounting Policies

A.	General

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and land- earth communications through satellites.

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

All highly liquid deposits with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E.	Marketable securities

The Company accounts for marketable securities under the Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities”(Statement 115).

Marketable securities at December 31, 2008 and 2007 consist of U.S. Agencies’debentures, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available- for- sale, or held- to- maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held- to- maturity are classified as available- for- sale.

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

	Year ended December 31
	2006	2007	2008

Opening balance	$369	$987	$1,882
Additions during the year	690	1,094	972
Deductions during the year	(72)	(199)	(666)

Closing balance	$987	$1,882	$2,188

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

Depreciation and amortization are calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%

Buildings	2.5
Communication equipment	10-15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized
over estimated useful life of the assets	10

I.	Goodwill

Goodwill represents the excess of the agregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill will be reviewed for impairment at least annually, on December 31, in accordance with the provisions of FASB Statement No. 142, Goodwill and other Intangible Assests (Statement 142).

No impairment loss was required in December 31, 2008.

J.	Intangible Assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 18-33%

K.	Stock compensation plans

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

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

L.	Income per Ordinary Share

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

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2006	2007	2008

Income per Ordinary Share
Net income attributable to Ordinary Shares	$7,305	$11,404	$13,432

Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	13,746,467	17,249,710	17,290,099
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	47,227	168,470	109,276

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	13,793,694	17,418,180	17,399,375

Basic income per Ordinary Share	0.53	0.66	0.78

Diluted income per Ordinary Share	0.53	0.65	0.77

M.	Income taxes

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

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

M.	Income taxes (cont’d)

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

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general, and administrative expenses.

N.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, investments in marketable securities, share-based compensation; and liability in respect of employee severance payments, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

O.	Revenue recognition

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

P.	Impairment of long-lived assets and certain intangibles

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

Q.	Liability in respect of employee severance payments

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

R.	Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with Statement No. 133 “Accounting for Derivatives Instruments and Hedging Activities” (“Statement 133”), as amended, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

S.	Concentration of credit risk

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

T.	Accounting pronouncements adopted in 2008

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company adopted Statement 157 beginning on January 1, 2008 except with respect to fair- value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, as the Company is applying the one- year deferral allowed by the FASB. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The adoption of Statement 157 did not have any material effect on the Company’s consolidated result of operation and financial position and required disclosure is being prescribed in Note 18.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

T.	Accounting pronouncements adopted in 2008 (cont’d)

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115”(Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year.

Further to the implementation of the provision set forth in Statement 159, the Company presents, in the statement of cash flows changes in trading securities as part of investing activities and no longer as operating activities.

On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of Statement 157, in an inactive market and to illustrate how an entity would determine fair value in an inactive market. The FSP augments the guidance in a Questions and Answers document that was released jointly by the SEC Chief Accountant’s Office and FASB Staff. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

U.	Recent accounting pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Finacial Statements- an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assetsresultslofiope noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes that the adoption of Statement 141R and 160 will not have a material impact on the Company's financial condition, results of operations and cash flow.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

U.	Recent accounting pronouncements (cont’d)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewel or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on its consolidated results of operations and financial position.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.

V.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’equity or net income.

Note 2 – Cash and Cash Equivalents

	December 31 2007	December 31 2008

Denominated in U.S. dollars	$26,514	$31,345
Denominated in Euro	1,587	2,030
Denominated in NIS	263	1,336
Other	45	38

	$28,409	$34,749

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 3 – Marketable Securities

A.	The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale and held to maturity debt securities by major security type and class of security are as follows:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding (losses)	Fair value

At December 31, 2008
Available- for- sale:
Corporate debentures- Non current	$3,208	$-	$(130)	$3,078
US Agencies' debentures- current	1,011	-	(28)	983
US Agencies' debentures- Non current	1,011	16	-	1,027

	$5,230	$16	$(158)	$5,088

Held- to- maturity:
Corporate debentures- current	$4,078	$-	$(138)	$3,940
Corporate debentures- Non current	1,638	-	(69)	1,569

	$5,716	$-	$(207)	$5,509

At December 31, 2007
Available- for- sale:
Agencies debentures - current	$2,001	$1	$(1)	$2,001

	$2,001	$1	$(1)	$2,001

Held- to- maturity:
Corporate debentures- current	$21,808	$1	$(206)	$21,603
Corporate debentures- Non current	5,699	26	(55)	5,670
US Agencie's debentures- current	1,013	-	(14)	999
US Agencie's debentures- Non current	1,023	-	(23)	1,000

	$29,543	$27	$(298)	$29,272

B.	Maturities of debt securities classified as available- for- sale and held- to- maturity were as follows:

	December 31 2007		December 31 2008
	Amortized cost	Fair value	Amortized cost	Fair value

Available- for- sale:
Current maturities	$2,001	$2,001	$1,011	$983
Due after one year through five years	-	-	4,219	4,105

	$2,001	$2,001	$5,230	$5,088

Held- to- maturity:
Current maturities	$22,821	$22,602	$4,078	$3,940
Due after one year through five years	6,722	6,670	1,638	1,569

	$29,543	$29,272	$5,716	$5,509

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 3 – Marketable Securities (cont’d)

C.	Proceeds from the sale of investment securities available for sale were $17,980 in 2008 (2007- $1,062) ; gross realized losses included in interest and marketable securities income in 2008 were $55 (2007-$13) .

D.	The Company also maintains a $1,041 portfolio of investment securities classified as trading (December 31 2007- $3,469). Net realized losses on trading securities during the year ended December 31 2008 were $99 (For year ended December 31 2007- net realized gains were $223), and are included in interest and marketable securities income. Net unrealized losses on trading securities held at year end and included in other income for 2008 were $452 (Net unrealized gains for 2007- $123).

E.	Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At December 31, 2008	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
Corporate debentures	$(130)	$3,078	$(130)	$3,078
US Agencie's debentures	(28)	2,010	(28)	2,010

	$(158)	$5,088	$(158)	$5,088

Held to maturity:
Corporate debentures	$(207)	$5,509	$(207)	$5,509

At December 31, 2007	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
US Agencie's debentures	$(1)	$2,001	$(1)	$2,001

Held to maturity:
Corporate debentures	$(261)	$27,273	$(261)	$27,273
US Agencie's debentures	-	1,999	-	1,999

	$(261)	$29,272	$(261)	$29,272

US agencies debentures: The unrealized losses on investments in U.S. Agencies debentures were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

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

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 4 – Other Receivables

	December 31 2007	December 31 2008

Government institutions	$272	$324
Other	246	93

	$518	$417

Note 5 – Deposits and Long-Term Receivables

	December 31 2007	December 31 2008

Long-term deposits (1)	$37	$42
Prepaid expenses (2)	1,067	1,749

	$1,104	$1,791

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to six months of long-term service agreements with suppliers. As of December 31, 2008 the balance includes an amount of $1,008 (December 31, 2007 – $ 593) and an amount equivalent to $741 in Euro (December 31, 2007 – $ 474).

Note 6 – Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31 2007	December 31 2008

Land	$-	$379
Building	-	4,949
Communications equipment	21,525	29,105
Office furniture and equipment	721	1,529
Motor vehicles	563	632
Leasehold improvements	3,236	4,162

	26,045	40,756
Accumulated depreciation and amortization	11,079	14,763

Fixed assets , net	$14,966	$25,993

Depreciation and amortization expenses for the years ended December 31, 2006, 2007 and 2008 are $ 2,274 and $ 2,971 and $3,913, respectively.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 7 – Accounts Payable – Other

	December 31 2007	December 31 2008

Liabilities regarding employees	$515	$745
Government institutions	144	385
Accrued expenses	796	573
Other	104	241

	$1,559	$1,944

Note 8 – Deferred Income

Deferred income represents an advance payment for the last one to six months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2018.

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

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2006, 2007 and 2008 are $ 290, $351, and $367, respectively.

Note 10 – Commitments, Contingent Liabilities and Liens

A.	The Company has several lease agreements for its facilities, which will end until December 31, 2011 and have some extension options. In addition the Company is engaged in long-term operating network leases. The annual payments the Company is committed to pay over the next five years (including the options), as of December 31, 2008, are as follows:

2009	$45,429
2010	37,851
2011	20,736
2012	16,534
2013	14,382
2014 and thereafter	14,511

$149,443

Rental expenses under the lease agreements for the years ended December 31, 2006, 2007 and 2008 are $159, $232 and $284 respectively.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the balance of liabilities and guarantees (guarantees provided by the banks to third parties) are as follows:

	December 31 2007	December 31 2008

Guarantees
Performance guarantees (commercial guarantees provided by
the banks to third parties)	$1,109	$1,266

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

E.	The building permit of the Company’s Re-em teleport site has expired on February 26 2009, following a one- year extension granted by the Israeli Southern District Building and Zoning Appeals Committee. The Company has applied to extend the permit and await the decision of the Regional Building and Zoning Committee. If the Company’s request is not granted, the Company intends to appeal the decision but there can be no assurance that the zoning authorities will renew the expired permit.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

F.	Screenpeaks Ltd., a former Israeli customer, filed on May 22, 2008 a complaint against the Company and the Israeli Ministry of Communications (“MOC”) in the Tel Aviv District Court. The complaint alleges that the Company unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC. The plaintiff is seeking damages from the Company and the MOC in the amount of NIS 23 million (approximately $6.9 million). As part of the legal procedure the MOC filed with the court a 3rd party statement claiming it will seek remedies from the Company for any damage, if will incur, as a result of a court decision to the favour of the plaintiff. The Company rejects the allegations and is contesting the claim vigorously. In the opinion of the Company's management and legal advisers, in the event the plaintiff prevails, the amount the Company will be required to pay will likely be immaterial. Therefore, no provision has been made in the consolidated financial statements with respect to the claim.

Note 11 – Share Capital

A.	Ordinary shares

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

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2008:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Grant date fair value per Share (in $)	Grant date intrinsic Value (in $)	Aggregate intrinsic value as of December 31, 2008 (in $)

37,800	3	5.60	5.60	-	223,398
37,800	3	6.16	5.60	-	202,230
44,100	3	6.77	5.60	-	209,034
50,400	3	7.45	5.60	-	204,624
63,000	3	8.35	5.60	-	199,080

233,100					1,038,366

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2008, there was approximately $192 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 2.25 years.

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represented the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)	Expected average volatility of 39.51%, which represented a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 11 – Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(1)	Options granted to the CEO (cont’d)

The options activities are as follows:

	Number of shares	Weighted average exercise price	Weighted- Average grant-date fair value

Balance at December 31, 2005	-

Granted	233,100	$6.99	$1.83

Balance at December 31, 2006, 2007 and 2008	233,100

Options exercisable as at December 31, 2008	119,700	$6.20	$1.83

As of December 31, 2008, none of the 2006 options were exercised or forfeited and no new options were granted during 2008.

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

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date. The grant date fair value of the restricted shares was $12.5 per share.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 11 – Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(2)	Restricted shares units granted to employees (cont’d)

Restricted share units activity during the periods indicated is as follows:

	Number of restricted shares units	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Balance at January 1, 2006	-	-
Granted	105,840	-

Balance at December 31, 2006	105,840	-
Vested	(44,462)	-
Forfeited	(1,012)	-

Balance at December 31, 2007	60,366	-
Vested	(20,021)	-
Forfeited	(480)	-

Balance at December 31, 2008	39,865	-	1.83	459

Exercisable at December 31, 2008	-	-	-	-

As of December 31, 2008, there was approximately $605 unrecognized cost related to non- vested restricted shares to be vested over 1.83 years.

The following summarizes the allocation of stock-based compensation charge for the 2006 options and the restricted shares units granted:

	Year ended December 31
	2006	2007	2008

Cost of revenues	13	80	81
Sales and marketing	16	100	101
General and administrative	88	231	233

	117	411	415

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 12 – Segments Results

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

The Companys’ segments are strategic business units that offer different communication services and are managed accordingly. As a result of the acquisitions of the 711 business unit (See Note 16B) in November 2008, the Company presents for the first time two operating segments. The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment: The following tables show components of results of operations by segment:

Year ended December 31,2008

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on income			$17,660

Current assets	$746	$15,074	$15,820

Long term assets		$3,096	$3,096

Fixed assets, at cost, less accumulated
depreciation and amortization	$1,147	$24,846	$25,993

Intangible assets, at cost,
less accumulated amortization	$1,064	$289	$1,353

Unallocated assets *			$58,225

Total assets			$104,487

Depreciation and amortization	$42	$3,929	$3,971

* The Company does not allocate the goodwill for each segment, as it is impracticable to do so.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 12 – Segments Results (cont'd)

Revenues by geographic areas:

	Year ended December 31
	2006	2007	2008

North America	$8,935	$13,203	$19,399
Europe	17,974	25,889	32,222
Asia	5,011	5,970	8,773
Israel	5,644	5,686	5,425
Middle East (other than Israel)	4,683	7,006	9,250
Rest of the world	1,037	1,467	3,924

	$43,284	$59,221	$78,993

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

Note 14 – Interest and marketable securities income

	Year ended December 31
	2006	2007	2008

Interest on deposits, net	$327	$1,052	$693
Interest on securities	28	117	88
Discount accretion and premuim amortization
of held- to- maturity securities, net	-	1,361	635
Discount accretion and premuim amortization
of available- for- sale securities, net	-	16	246
Profits (loss) from trading securities	95	85	(551)

	$450	$2,631	$1,111

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income

A.	Income tax expense included in the statement of operations

	Year ended December 31
	2006	2007	2008

Current taxes	$2,994	$3,285	$3,922
Taxes in respect to previous years	154	(24)	(18)
Deferred taxes	32	(329)	324

Income tax expense *	$3,180	$2,932	$4,228

* All pre-tax income and income tax expense are derived from Israeli activities.

B.	Adjustments for inflation

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

In August 2006, the Company received from the Investment Center approval to it being considered to be an “Approved Enterprise” as defined in the Investment Law for its export expansion plan as from the 2006 tax year. Any income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period up to a total of seven years. Under the terms of the program, which relates to the Company’s export of communication services to television channels and television operations via satellites the Company is required to fulfill certain conditions and management of the Company believes that as of the date of the financial statements the Company has complied with those conditions.

Dividend distribution originating from income of an Aprroved Enterprise will be subject to a withholding tax at a rate of 15% provided that dividend is distributed during the period stipulated under the Israeli law.

D.	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147), which provides for a gradual reduction in the company tax rate in the following manner: in 2007 – 29%, in 2008 – 27%, in 2009 -26%, and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, capital gains will be subject to tax of 25%.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

E.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2006	2007	2008

Statutory tax rate	31%	29%	27%

Earnings before taxes on income as
reported in the statement of operations	$10,485	$14,336	$17,660

Computed "expected" tax expense	3,250	4,157	4,768

Non-deductible expenses	349	173	149
Effect of Approved Enterprise tax rate	(146)	(220)	(160)
Taxes in respect to previous years	154	(24)	(18)
Change in valuation allowance	-	580	86
Differences between the definition of
capital and assets for Israeli tax purposes	(465)	(1,730)	(589)
Other differences	38	(4)	(8)

	$3,180	$2,932	$4,228

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

F.	Deferred taxes

Asof December 31, 2007 and 2008, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	December 31 2007	December 31 2008

Deferred tax assets:

Provision for doubtful debts	$508	$569
Vacation pay accruals	59	86
Stock-based compensation	59	125
Foreign currency embedded
derivatives	85	-
Marketable securities	580	703
Severance pay fund	6	18

Total gross deferred tax assets	$1,297	$1,501

Less valuation allowance	(580)	(666)

Net deferred tax assets	$717	$835

Deferred tax liabilities:

Fixed assets	$(625)	$(750)
Foreign currency embedded
derivatives	-	(265)
Goodwill	-	(15)

Total gross deferred tax liabilities	$(625)	$(1,030)

Net deferred tax asset (liability)	$92	$(195)

The net change in valuation allowance for the years ended December 31, 2006, 2007 and 2008 was zero, an increase of $580 and an increase of $86, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 15 – Taxes on Income (cont’d)

F.	Deferred taxes (cont’d)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

G.	Accounting for uncertainty in income taxes

On January 1, 2007, the Company adopted the provisions of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007

Balance at January 1	$-	$-
Increase related to prior year tax positions	312	-
Increase related to current year tax positions	287	-

Balance at December 31	$599	$-

The unrecognized tax benefits at December 31, 2008 in the amount of $599, if recognized, would affect the effective tax rate of the Company (2007-$0).

No interest or penalties have been accrued at the date of adoption and for the years ended December 31, 2007 and 2008. The Company files income tax returns in Israel, Cyprus and USA. As of December 31, 2008, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2004 through 2008. In addition, the Company does not expect that the amount of unrecognized tax benefit as of December 31, 2008 will change significantly within the next twelve months.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 16 – Acquisitions

A.

In May 2008, the Company acquired from SkyNet Satellite Corporation (“SkyNet”) the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania. The parcel of land contains approximately 200 acres, and buildings with approximately 40,000 square feet. The aggregate purchase price was $4,900 and was paid mostly in cash, and the remainder ($250) in future services to be provided to the SkyNet . The fair value of the assets purchased was $6,400, and since the Company has considered this acquisition as an asset purchase and not as business combination, the difference of $1,500 was allocated proportionately between the assets. As a result of the of the acquisition the Company leverages its global network to generate additional revenues.

The following table summarizes the estimated value of the assets acquired :

Land	$379
Building	2,694
Communications equipment	1,656
Intangible assets	147

Total assets acquired	$4,876

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 9.67 years. The intangible assets that make up that amount include licenses (10 year useful life).

B.

In November 2008, the Company acquired from Bezeq Corporation (“Bezeq”) its satellite business including the Bezeqsat and “711” business units (services to television and radio and mobile satellite communication services) and real property, assets of the Emeq Haela Teleport located in Israel. As a result of the acquisition the Company enhances its infrustructure and service offering. The aggregate purchase price was $15,600 and was paid in cash. Part of the purchase price aggregates $515 was paid to trustee, and will be transferred to Bezeq providing that certain conditions will be fulfilled. The Company has considered this acquisition as business combination. Results of the operation of the acquired business are included in the statement of operation since November 4, 2008, and result in an immaterial amount.

The following table summarizes the estimated fair value of the assets acquired :

Building	$2,222
Equipment	1,526
Long term prepaid expenses	6,840
Intangible assets	1,251
Goodwill *	3,734

Total assets acquired	$15,573

*	The goodwill is expected to be fully deductible for tax purposes.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 16 – Acquisitions (cont’d)

C.

The expected intangible assets amortization expenses for each of the next five years is as follows:

2009	$266
2010	266
2011	266
2012	214
2013	214

$1,226

D.		December 31, 2008
		Gross carrying amount	Weighted average amortization period	Accumulated amortization

	Amortizing intangible assets:
	Franchise agreement	$696	5.3 yrs	$(20)
	Brand name	274	5.3 yrs	(8)
	Customer relationship	281	4 yrs	(12)
	Licenses	147	9.6 yrs	(5)

	Total	$1,398		$(45)

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 17 – Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2006	2007	2008

Revenues from sales and services (C)	$1,079	$1,231	$1,474

General and administrative (D)	$31	$31	$25

One time fees associated with the IPO (F)	$1,000	$-	$-

Management's fees to shareholders (E)	$600	$398	$398

Purchase of fixed asset	$-	$-	$300

B.	Balances with related parties

	December 31 2007	December 31 2008

Trade receivables	$360	$389

Other receivables	$14	$-

Other payables	$26	$25

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

D.	The Company leases its headquarters facilities from one of its shareholders.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 17 – Transactions and Balances with Related Parties (cont’d)

E.	Management’s fees to shareholders

In March 2004, the Company entered into agreements with Del-Ta Engineering (Shareholder, hereinafter- Del-Ta)), Kardan Communications (Shareholder, hereinafter- Kardan) and David Rivel (hereinafter-CEO), which superseded the April 2001 management services agreements effective as of January 2004. These agreements set forth the management and consulting services that such shareholders were obligated to provide the Company and the annual management fees payable thereunder as follows: (i) $220 to Del-Ta; (ii) $100 to Kardan; and (iii) $100 to the CEO. These agreements provide for a one year term and were extended each year thereafter. In 2005, the annual management fees payable under the agreements were increased such that: (i) Del-Ta was entitled to an annual management fee of $285; (ii) Kardan was entitled to an annual management fee of $205; and (iii) The CEO was entitled to an annual management fee of $110. The payments pursuant to these agreements aggregated $420 in 2004, $600 in 2005 and $600 in 2006.

In October 2006, the Company entered into a new agreement with Del-Ta and Kardan, which supersedes the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with the CEO effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide us and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Compamy’s board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 in 2007 and 2008.

F.	One time fees associated with the IPO

See Note 13.

Note 18 – Fair Value Measurements

The Company adopted Statement 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities in the financial statements on a recurring basis. Statement 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

*	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

RRsat Global Communication Network Ltd and its subsidiaries

Notes to the Financial Statements

Note 18 – Fair Value Measurements (cont’d)

In accordance with SFAS 157 the Company’s marketable securities are classified within Level 1 because they are valued using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

Assets and liabilities measured at fair value at December 31, 2008 are summarized below:

	Fair Value Measurements at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Trading securities	$1,041	$1,041	$-	$-
Available-for-sale securities	5,088	5,088	-	-
Fair value of embedded
currency conversion
derivatives	2,234	-	2,234	-

Total	$8,363	$6,129	$2,234	$-

Liabilities:
Fair value of embedded
currency conversion
derivatives	$1,205	$-	$1,205	$-

Note 19 – Subsequent event

On March 23, 2009, the Company’s board of directors approved payment of a cash dividend in the amount of $0.32 per ordinary share, and in the aggregate amount of approximately $5,500. The dividend will be payable on April 23, 2009 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on April 10, 2009.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ David Rivel —————————————— David Rivel Chief Executive Officer

By: /s/ Gil Efron —————————————— Gil Efron Chief Financial Officer

Date: March 23, 2009