Form 20-F
period 2009-12-31
RRSat Global Communications Network Ltd.
filed 2010-03-18
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from  ____________ to _______________

Commission file number: 001-33085

RRsat Global Communications Network Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Re'em, D.N. Shikmim 79813, Israel

(Address of principal executive offices)

Gil Efron
Chief Financial Officer
RRsat Global Communications Network Ltd.
Re'em, D.N. Shikmim 79813
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009:   17,326,716 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark the basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP), should be read together with our consolidated financial statements and related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2008 and 2009 and the selected statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2005, 2006 and 2007 and the selected statements of operations data for the years ended December 31, 2005 and 2006 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share per share data and cash dividend per ordinary share)
Statements of Operations Data:
Revenues	$31,311	$43,284	$59,221	$78,993	$93,687
Cost of revenue	19,798	27,451	38,419	53,477	64,548
Gross profit	11,513	15,833	20,802	25,516	29,139
Operating expenses:
Sales and marketing	1,704	1,831	3,017	3,914	5,554
General and administrative	2,356	3,588	5,767	6,582	8,391
One time fees associated with the IPO	--	1,000	--	--	--
Total operating expenses	4,060	6,419	8,784	10,496	13,945
Operating income	7,453	9,414	12,018	15,020	15,194
Interest and marketable securities income	140	450	2,631	1,111	639
Currency fluctuation and other financial income (expenses), net	(2)	374	329	177	299
Change in fair value of embedded currency conversion derivatives	(1,375)	243	(646)	1,342	(1,326)
Other income, net	36	4	4	10	26
Income before taxes on income	6,252	10,485	14,336	17,660	14,832
Income taxes	2,007	3,180	2,932	4,228	3,254
Net income	$4,245	$7,305	$11,404	$13,432	$11,578
Basic income per ordinary share	$0.33	$0.53	$0.66	$0.78	$0.67
Diluted income per ordinary share	$0.33	$0.53	$0.65	$0.77	$0.67
Weighted average number of ordinary shares used to compute basic income per ordinary share	12,921,300	13,746,467	17,249,710	17,290,099	17,310,005
Weighted average number of ordinary shares used to compute diluted income per ordinary share	13,034,700	13,793,694	17,418,180	17,399,375	17,399,324
Cash dividend per ordinary share	$0.19	$0.15	$-	$0.61	$0.49

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,060	$51,393	$28,409	$34,749	$14,941
Working capital	4,056	54,275	57,154	39,348	46,207
Total assets	20,409	79,133	95,390	104,487	115,121
Total liabilities	9,902	15,788	20,231	26,137	33,178
Retained earnings	6,695	12,025	23,429	26,309	29,407
Shareholders' equity	10,507	63,345	75,159	78,350	81,943

B.  Capitalization and indebtedness

Not applicable.

C.  Reasons for offer and use of proceeds

Not applicable.

D.  Risk factors

Special Note Regarding Forward-Looking Statements.  This Annual Report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 "Key Information – Risk Factors," Item 5 "Operating and Financial Review and Prospects," and in Item 4 "Information on the Company."  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•
our ability to convince potential customers to use our content management, distribution and mobile satellite services (MSS) rather than the services of other providers, including teleports that are owned by satellite operators;

•	the future growth of the global broadcast market, the global content management and distribution services market and the global MSS market;

•	the general economic conditions in the markets in which we, our customers and our suppliers operate;

•
our ability to lease additional satellite capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings;

•	the revenues that we may generate from our contracted backlog;

•	our plans to expand our presence in the United States;

•	our plans to expand our presence in Asia and in other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and production facilities;

•	our ability to successfully integrate businesses and assets we acquired in 2008 and intend to acquire;

•	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

•	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global MSS utilizing the latest technologies;

•	our ability to enter into strategic arrangements with satellite fleet operators;

•	the growth of the North American and Asia Pacific broadcast markets;

•	the growth of new technologies, such as high definition television (HDTV) or Internet protocol television;

•	our expected increases in expenses as our operations continue to expand;

•	entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

•	our intention to pay cash dividends to our shareholders in the future;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission;

•	our ability to extend our building and other permits for our principal teleport in Re'em and the Emek Ha'ela teleport and Hawley Teleport we acquired in 2008;

•	our belief that our current facilities leases are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "believe," "intend," "estimate," "predict," "potential" or the negative of these terms, and similar expressions intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.  In particular, you should consider the risks in this Annual Report under this Item 3 "Key Information – Risk Factors."

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

We operate in a relatively new segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries.  The continued growth of this segment depends upon a number of factors, including continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services.  We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us.  A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleports in Israel would have a material adverse affect on our ability to continue to operate our business.

Our principal teleports and playout facilities are located in Israel, in Re'em and in Emek Ha'ela. Significant damage to these facilities, for any reason, including by acts of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel, they may be deterred from entering into agreements to use our services.

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

The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand.  From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions.  This volatility could cause our operating results to decline dramatically from one period to the next.  If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for mobile satellite services, or MSS, is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse affect on our business, operating results and financial condition.

We have acquired two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming.  Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets.  For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located, such as FCC regulations and United States taxation as a result of the Hawley Teleport we acquired in 2008.  In addition, we might lose key employees while integrating new organizations.  Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits.  In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders.  Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

If there is a material decrease in the current level of excess capacity in satellite and terrestrial fiber optic transmission networks, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber optic capacity and use this capacity as part of a package together with our other services.  There is currently excess capacity in satellite and terrestrial fiber optic transmission networks, which allows us to lease and use capacity on competitive terms.  We may be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio programming to decrease.  We need to renew our existing leases and enter into additional leases of such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that there will continue to be excess capacity.  For example, high definition television (HDTV) broadcasts require substantially greater bandwidth than conventional television broadcasts, and the success of high definition television (HDTV) broadcasts may lead to a reduction in the quantity of excess capacity.  We lease approximately 16% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure.  A decline in the available excess capacity might lead our suppliers to preempt the use of some of our leased capacity, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

If we are unable to successfully balance our supplier and customer capacity commitments, our income will decline.

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber optic network.  We are generally required to commit to lease satellite capacity on a long-term basis.  In many cases our commitment is longer than the corresponding commitment that we obtain from our customers.  In many cases we are not able to terminate our commitment before its scheduled expiration.  If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, due to global economic conditions or otherwise, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity.  In this case, we would have fixed cost commitments without a corresponding source of revenues.

In addition, we lease approximately 16% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all.  We would likely need a significant amount of time and incur substantial expense to replace the capacity.

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

Damage to a satellite on which we lease transponders could significantly degrade the satellite's performance and result in a partial or total loss of our transmission capacity on that satellite.  Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite.  In addition, damage to the fiber optic on which we lease transmission capacity could damage the service we provide to our customers.  We cannot assure you that the satellites on which we lease capacity or the fiber optic leased will perform properly or remain in operation for the duration of their expected commercial lives.

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

If we are unable to renew our agreements with Inmarsat on favorable terms, or at all, our ability to continue to provide MSS will be significantly impaired.

We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the rules and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat's intellectual property rights.  The agreements, which we signed on March 30, 2009, remain in effect unless terminated by Inmarsat with a prior notice of at least two years, with a minimum term ending April 14, 2014.  We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

Significant interruptions in the Inmarsat network and services could adversely affect our business.

Our MSS rely solely on the Inmarsat satellite network.  Consequently, our MSS business is subject to many of the same risks to which the Inmarsat's business is subject.  Significant interruptions in the Inmarsat network could adversely affect our ability to provide reliable service to our customers and could negatively affect our business.

Furthermore, we rely on third party service providers when providing services in regions covered by Inmarsat satellites that cannot be received at our Emek Ha'ela teleport, namely the Atlantic Ocean – West Region and the Pacific Ocean Region.  If any of these service providers experiences interruptions or is unable to provide us with reliable services we may not be able to provide services to our customers and our business may suffer.

Failure to compete successfully in providing content management and distribution services, as well as MSS, would have a material adverse effect on our business and could prevent us from implementing our business strategy.

We compete in the market for global content management and distribution services, as well as MSS, with numerous commercial and other providers.  Many of our competitors have greater technical, financial, human and other resources than we do, and some of them own satellites and teleports on several continents.  The principal global broadcasters may prefer to procure services from larger or more established vendors of content management and distribution services, or from vendors with their own satellites, even if our quality and pricing are more attractive.

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

In April 2009, Inmarsat purchased its largest distribution partner, Stratos Global Corporation, which became a wholly owned operating division of Inmarsat.  This acquisition may have an adverse affect on our ability to compete in the Inmarsat services market as many potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

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

We began providing global content management and distribution services in 2000 and MSS in 2008 and may fail to successfully address the risks and uncertainties associated with our business.

We began to provide global content management and distribution services to the television and radio broadcasting industries in 2000 and MSS in 2008.  Given our relatively limited operating history in these markets and the risks, expenses, difficulties and potential delays associated with a high-technology, highly-regulated industry such as ours, if we are unable to address these uncertainties, we may not be able to expand our business, develop a sufficiently large revenue-generating customer base, obtain additional transmission capacity or compete successfully in the global content management and distribution services and MSS industries.

Our contracted backlog may not ultimately result in future revenues.

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us.  As of December 31, 2009, we had contracted backlog totaling $167.9 million through 2018, of which $81.9 million are related to services expected to be delivered in 2010, and $50.1 million are related to services expected to be delivered in 2011.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than US dollar, such as Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  Of our $167.9 million contracted backlog as of December 31, 2009, which we do not recognize as revenue until we actually perform the services, approximately $149.2 million, or 88.8%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 30 to 120 days or at certain predefined exit dates.  As of December 31, 2009, long-term contracts constituting approximately 19.5% of our contracted backlog at December 31, 2008 had been cancelled mainly due to our decision to terminate contracts for failure of the customer to meet the payment terms.  Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

The technology used in content management and distribution services is evolving rapidly.  The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business.  For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet television broadcasts may reduce the demand for our content management and distribution services.  Similarly, to the extent that excess capacity develops in terrestrial fiber optic systems, our satellite-based content management and distribution offerings may be less attractive.  In addition, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them or development of new technology for distribution to remote areas may reduce demand for our MSS services.  If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies – primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries and other general and administrative expenses in New Israeli Shekels, or NIS.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Euro or the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  This effect has occurred in 2007, 2008 and during a portion of 2009, because the Euro and NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations.  In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS.  To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

Our reported net income and income per share will be impacted by embedded derivatives.

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), these contracts are deemed to include an "embedded derivative" in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses are meaningful to an understanding of our results of operations, they can result in unanticipated fluctuations in our reported results of operations and impact the market price of our ordinary shares.

A crisis in the financial sector may significantly decrease the value of our assets.

            The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  For example, due to market developments in 2008 and the first half of 2009, including a series of rating agency downgrades, the fair value of these investments declined during such periods.

    Our cash, cash equivalents, short term deposits and marketable securities totaled $47.5 million as of December 31, 2009.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate bonds of financial institutions and industrial companies, as well as U.S. agency bonds.  Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the markets may result in impairments of the carrying value of our investment assets. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $93.7 million in 2009.  In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and during the next few years we expect to continue to acquire businesses in the United States, Europe and Asia and to expand our sales and marketing activities.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

•	manage a larger organization;

•	integrate the assets and businesses we acquire;

•	implement appropriate financial and operational systems;

•	expand our infrastructure to support a greater volume of services;

•	expand our sales and marketing infrastructure and capabilities on an international basis; and

•	develop regulatory compliance programs in foreign jurisdictions.

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

Our business depends on the efficient, uninterrupted and high-quality operation of our systems.  Our service offerings are complex, depend on our successful integration of sophisticated third-party technology and services, and must meet stringent quality requirements.  Our services are critical to our customers' businesses, and disruptions in our services may cause significant damage to our customers and our reputation.  We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to service disruptions.  If such litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers.  In addition, if any of our services has reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our services, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Our prospective customers generally must commit significant resources to evaluate our services.  Accordingly, our sales process is subject to delays associated with the approval process and delays associated with our customers' preparations to begin broadcasting using our services.  This approval process typically lasts 3 to 12 months, and creates unpredictability regarding the timing of our generation of revenues.  As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers' procurement decisions.  Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Factors that could cause our revenues and operating results to fluctuate from period to period include:

•	market conditions in the broadcast and telecommunications industries;

•	changes in global economic conditions;

•	our service and customer mix;

•	customer demand for our services;

•	the timing and success of new service introductions by our competitors and us;

•	the timing of contracts with new customers;

•	changes in the price or the profitability of our services;

•	changes in the availability or the cost of transmission capacity;

•	changes in the utilization of transmission capacity;

•	the timing of renewal or commencement of our long-term capacity commitments;

•	changes in regulatory and compliance requirements; and

•	Currency fluctuation that may change the level of our costs and revenues

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

Our operations are subject to various environmental laws and regulations regarding the protection of the environment and personal health and safety, including the emission of radio frequencies and electromagnetic radiation.  Our teleports in Israel and in the United States generate electromagnetic radiation, which above certain levels can be harmful to people.  Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment.  Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations.

Our business, including the operation of our network, may be vulnerable to acts of terrorism or war.

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially or totally destroys or disables our facilities or the facilities of our service providers would result in a substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

In March 2008, our board of directors adopted a new dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2008 and 2009, we distributed dividends to our shareholders in the aggregate amount of $10.6 million and $8.5 million, respectively.

Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.  Our ability to pay dividends is also subject to the requirements of Israeli law.  Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. Due to our approved enterprise program, dividend payment from earnings derived from our approved enterprise may result in additional taxes to our shareholders which are Israeli corporations.  See Item 10.D. "Additional Information – Taxation – Taxation in Israel - Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced.  For additional information, please also see Item 8.A "Financial information – Consolidated Financial Statements and Other Financial Information – Dividend Policy."

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

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006, the market price of the ordinary shares has fluctuated from $7.27 to $26.50. Factors that may affect the trading price include, but are not limited to:

•	the gain or loss of significant customers;

•	fluctuations in the timing or amount of customer orders;

•	variations in our operating results;

•	results of integration of acquired assets and businesses;

•	announcements of new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	commencement of, or involvement in, litigation;

•	the level of liquidity available for our shares;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our shares; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company.  Companies such as ours in the telecommunications industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their share prices.  Any litigation of this sort could result in substantial costs and a diversion of management's attention and resources.

We are controlled by a small number of shareholders, who may make decisions with which other shareholders may disagree.

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 74.3% of our outstanding ordinary shares as of December 31, 2009.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications.  In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company ("PFIC") by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.  For example, U.S. investors who owned our ordinary shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.  The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time.  Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income.  For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.   However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.  For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, please see Item 10.E. "Additional Information – Taxation – U.S. Federal Income Tax Consequences."

Provisions of Israeli law, our license and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.  For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.  In addition, our license from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described below under "Risks Relating to Government Regulation – Our license from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license."  These provisions of Israeli law and of our license may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.  In addition, our principal shareholders have entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications.  Furthermore, David Rivel and Del-Ta Engineering, two of our principal shareholders, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares solely with respect to the election of directors.  These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

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

Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down our principal teleport or other teleports, and may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining. These permissions, authorizations and licenses are subject to periodic renewal.  Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2013.  If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

In addition, the erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re'em teleport site has expired on October 20, 2009.  We have applied to extend the permit for an additional 3-year term and are awaiting the decision of the Regional Building and Zoning Committee.  If our request is not granted, we intend to appeal the decision.  In addition, on November 5, 2009, the Regional Building and Zoning Committee sent our Chief Executive Officer a warning before filing an indictment for allegedly building and placing antennas at our Re'em teleport without a permit.  Our Chief Executive Officer was invited to a hearing before the Regional Building and Zoning Committee to assert his defense to such allegations.  The hearing has not taken place yet. The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that the zoning authorities will renew expired permits, or that the Building and Zoning Committee will not file an indictment for building without a permit or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.  If we are unable to renew the building permit for our Re'em teleport site, we could be forced to shut down or relocate our antennas and other equipment currently located at our principal teleport.  Relocation of our principal teleport would require significant additional capital expenditures.  In addition, shutting down or relocation of our principal teleport could disrupt or diminish the quality of the services we provide to our customers.

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be located in and be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company requires prior approval by the Prime Minister and the Minister of Communications.  In addition, the Israeli Prime Minister and the Minister of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, under the Israeli Wireless Telegraph Ordinance, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Minister of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves.  During such an emergency period, the Minister of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.  Additional emergency powers are accorded to the Minister of Communications under the Israeli Communications Act, whereby in a state of emergency the Minister of Communications may impose various instructions and limitations relating to the provision of our services, including mandating the provision of services to the Israeli security forces.

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

•
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

•
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

Should a shareholder, other than our shareholders prior to our initial public offering in November 2006, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Director General of the Ministry of Communications, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

Our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our license from the Ministry of Communications or other sanctions provided for in our license.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation."

In connection with our recent acquisition of Bezeq's satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

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

We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania.  Specifically, on May 1, 2008 after receiving the approval of the Federal Communications Commission ("FCC"), we acquired various wireless and earth station licenses (the "FCC Licenses") associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act of 1934, as amended (the "Communications Act") and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  Most recently, we successfully renewed one FCC License in mid-2009 prior to its scheduled expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest.  The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher foreign ownership levels are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future.  In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the "Executive Agencies")  review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.  Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities.  If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

We could in the future be subject to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Israel, the United States or other countries in which we may wish to own or operate teleport facilities.  For example, a country in which we currently operate without need of a license could modify its laws or regulations to require a license, which we may or may not be able to obtain.  Similarly, a country in which we may wish to acquire a teleport could modify its laws or regulations to prohibit or limit foreign ownership, which could impair our ability to acquire a teleport in that country.  We are not aware, however, of any specific countries contemplating such changes at present. For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation."

Risks Relating to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal teleport and our senior management are located, may adversely affect our results of operations.

We are incorporated under the laws of the State of Israel, and our principal teleport, our Emek Ha'ela teleport and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  Since October 2000, terrorist violence in Israel has increased significantly.  Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel.   There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.  Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Most of our employees are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age.  In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel's border with the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.  A disruption could materially adversely affect our business.

The tax benefits available to us under Israeli law require us to meet several conditions, including meeting export goals and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Since 2006 we have been realizing tax reductions resulting from the "approved enterprise" status of our facilities in Israel.  To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules.  If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received.  These tax benefits may not be continued in the future at their current levels, or at any level.  The termination or reduction of these benefits may increase our income tax expense in the future. See Item 10.D. "Additional Information – Taxation – Taxation in Israel - Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel, and substantially all of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States.  Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States.  It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

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

We do not, nor are we required to, comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ Marketplace Rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.  History and development of the company

We were incorporated in Israel in August 1981.  We are registered with the Israeli registrar of companies and our registration number is 51-089629-3.  Our corporate name is RRsat Global Communications Network Ltd.

Our principal executive offices are located at Re'em, D.N. Shikmim 79813, Israel, and our telephone number is +972-8-861-0000.  Our website address is www.rrsat.com.  Our website address is included in this annual report as an inactive textual reference only, and the information on, or accessible through, our website is not part of this Annual Report.

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, tel: 302-738-6680.

See Items 5 and 18 of this Annual Report for a description of our current principal capital expenditures and our principal capital expenditures during the last three fiscal years.  We have not made any significant divestitures during the same time period.

B.  Business overview

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries.  Through our proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure.  Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists.  We concurrently provide content management and distribution services to more than 545 television and radio channels, covering more than 150 countries.  We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, NTD TV, SARAFAN TV, AON TV, BVN TV, Telemedia Interactv, Kurdsat, Thai Global Network, and Turkish Radio and Television, and occasional and news distribution services to channels such as Fox News, Israeli Channels (2, 5 and 10), Al Jazeera and Russia Today. In 2009, we derived approximately 42.2% of our revenues from European customers (primarily Western Europeans) and approximately 22.4% of our revenues from North American customers.

As part of the acquisition of the Bezeq satellite business in 2008, we also acquired a business that provides mobile satellite services, or MSS, over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value added services to end users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure. We currently provide MSS to more than 160 end customers, either directly or through two ISPs.

The global content management and distribution services market is rapidly growing.  Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience.  According to Euroconsult, a leading industry consulting and analyst firm, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005.  We believe that the trend towards global distribution and the need to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content call for a network infrastructure that integrates both satellite-based and terrestrial fiber optic capacity.  Teleports, which allow for such integration, have therefore emerged as the primary solution for the broadcasting community.  According to a 2007 report by the World Teleport Association, in 2007 the commercial teleport sector generated revenues of approximately $15 billion per year, of which we believe a significant portion was attributable to video content distribution, and was a critical component of the global satellite communications industry, producing approximately 24% of world satellite services revenue.  According to the World Teleport Association, in addition to the commercial teleports, broadcasters with in-house teleports may distribute their content independently using approximately 57% of the teleport dishes around the globe.

Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network.  The unique geographical locations of our principal teleports, Re'em teleport, and the Emek Ha'ela teleport, provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location.  In addition to our principal teleports, we operate three auxiliary teleports elsewhere in Israel.  We also operate the Hawley Teleport in Pennsylvania.

We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany, the Philippines, Slovenia, Taiwan, Belgium and the United Kingdom. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services.  Uplink services consist of the transmission of a broadcast from a teleport to a satellite, downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport, and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another.  We transmit to 47 satellites and receive transmissions from 68 satellites that cover every significant population center.  Our RRsat Global Network delivers our customers' content to five different end markets: to cable operators and satellite operators, to Internet Protocol Television (IPTV) operators, to the Direct to Home market and to the public Internet. In order to offer a comprehensive solution, our global content distribution network integrates our teleports, our leased satellite transmission capacity, our points of presence (POPs), our leased terrestrial fiber optic transmission capacity and the public Internet capacity.  We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, Washington DC, Pennsylvania and California), the United Kingdom, Russia, Israel, Italy, Australia and Hungary.  We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet TV broadcasts and for customers who are IPTV operators.

In addition to a comprehensive range of content distribution services, we provide comprehensive content management services for broadcast video and audio.  These services include production and playout services and satellite newsgathering services (SNG).  As part of our playout services we receive our customers' content in a variety of media and load the content onto high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.  Our automated playout facility offers a variety of value-added services, such as the ability to compile a customer's discrete programming and advertising content into a complete broadcast channel.  We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets.  We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

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

Our company offers MSS over the Inmarsat satellite network.  The Inmarsat network is comprised of eleven satellites (generations two, three and four) that cover the entire globe, except for the Polar Regions.  These regions are divided to four regions named after the oceans they cover: Pacific Ocean Region, Indian Ocean Region, Atlantic Ocean Region – East and Atlantic Ocean Region – West.

Our Emek Ha'ela teleport, known to end users of the Inmarsat system as "Station 711", is capable of providing services to terminals located within the Indian Ocean Region and the Atlantic Ocean Region – East.  Services to terminals located in other regions are provided seamlessly by our company to end customers through the use of third party contract service providers.

Services on the Inmarsat Network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA), which we signed with Inmarsat Global Ltd. in March 2009.  These agreements set forth the rules and procedures for providing services on the Inmarsat network as well as conditions of use of Inmarsat's intellectual property rights.

In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 545 television and radio channels currently.  In 2003, we opened our playout center and today we provide playout services to approximately 110 television channels.  In 2008, our license was expanded to include the right to transmit data signals and provide services over the Inmarsat network.

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below.  Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $93.7 million in 2009.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber optic network.  Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2009, we had contracted backlog totaling $167.9 million through 2018, of which $81.9 million are related to services expected to be delivered in 2010, and $50.1 million are related to services expected to be delivered in 2011.  Our contracted backlog increased from $114 million as of December 31, 2006, to $155.5 million as of December 31, 2007, and to $185.7 million as of December 31, 2008, and decreased to $167.9 million as of December 31, 2009.  The decrease in 2009 resulted from our decision to terminate customer contracts due to their failure to meet the payment terms of the agreements, primarily due to the unfavorable global economic conditions in 2008 and 2009.

This Item 4.B. includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.  These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information.  We have not independently verified these data nor sought the consent of any organization to refer to their reports in this Annual Report, and we do not make any representation as to the accuracy of these data.

Our Strengths

We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. We also believe that our Station 711 is capable of providing reliable and advanced telephony, data and value added services for all customers in need of MSS in remote locations. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency.  We believe we benefit from the following strengths:

•
Optimized Independent Global Network.  We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers.  The unique geographical location of our principal teleports in Israel allow us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from these teleports to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe.  This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively.  We procure our global network's transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer's needs.  Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences and terrestrial fiber optic capacity to other target audiences. Our company has made substantial investments in state-of-the art technology in anticipation of the fourth generation of the Inmarsat services which will allow for higher bandwidth data transmissions and allow seamless transition from the current third generation services to the new fourth generation services. Our company has also entered into agreements with third party service providers in order to allow broader coverage and an array of value added services.

•
Breadth of Value-Added Services.  We provide our customers with a complete package of content management services in addition to content distribution services.  These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer.  Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services.  We utilize state-of-the-art equipment in all of our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers' specific needs.  For example, we can transmit customized versions of the same channel to different regions of the world, based upon the preferred viewing hours in the various target markets.  Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience.  This provides our customers with the ability to increase their profits by generating advertising revenues in multiple target markets during the same time slot.  Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers' requirements and to support new technologies, such as Internet protocol television transmissions and video on demand (VOD).

•
Significant Barriers to Entry.  We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources.  To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers.  In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements.  For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of electrical power efficiency and lower costs per customer.  In addition, we have established a global network infrastructure that includes fiber optic connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our principal teleport and our teleport in Emek Ha'ela, which we acquired in 2008.  We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2009 we had a contracted backlog totaling $167.9 million through 2018, of which $81.9 million are related to services expected to be delivered in 2010, and $50.1 million are related to services expected to be delivered in 2011.  We also benefit from our existing customers' dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers.  Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

•
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

•
New services offerings.  We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, as well as value added services, such as email, fleet tracking and electronic billing.  Our company has invested in state-of-the-art technology which is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems.  Our MSS technology enables us to reduce the costs of infrastructure and to service a larger number of customers using a reduced work force.  We have built a new concept in the field of MSS, in which our customers receive an end-to-end telecommunications solution, which eliminates the need for them to purchase special software to handle their communications needs at remote locations.  Our solution allows our customer to use their existing office software (such as email) at sea or in the field, as if they were in their offices.

•
Experienced, Entrepreneurial Management Team.  We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  We further believe that our management team has capitalized on its experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model, and to deliver consistently strong growth in revenues and profitability.

Our Strategy

Our objective is to utilize our core competencies to expand, enhance and provide innovative content management, and distribution services.  We aim to make our RRsat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries, and our Station 711 to be a leading provider of MSS. Our strategy to attain these goals includes the following principal components:

•
Focus on broadcasters that seek global content management and distribution services.  We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally.  These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts.  Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution.  We have grown from distributing 8 channels in 2000 to distributing more than 545 television and radio channels currently.

•
Expand our footprint within the largest broadcasters. As the RRsat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also seek to provide a broader range of services to the largest global broadcasters to whom we already provide certain services.  We intend to continue to expand the services we provide to the largest broadcasters as they look for complex global distribution and content management solutions to support the large number of television channels they produce and broadcast.  We believe the large broadcasters are broadcasting a significant portion of the television channels around the globe, are expanding their distribution of television content to the global market, and are creating additional local versions of their content for the different local television viewers.

•
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

•
Provide an expanded range of innovative, value-added services.  Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management distribution and MSS needs.  We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and content management for them.  We intend to broaden our service offerings and introduce new and innovative value-added services.  We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

•
Expand and adapt our service offerings to new technologies and services.  The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the adoption of high definition television (HDTV) broadcasts, digital video broadcasting over fiber optic cables, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television.  We are currently focusing on supporting video on demand (VOD), high definition television (HDTV) broadcasts, MPEG 4 and Windows Media 9 broadcasting.  We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies.  This will allow us to continue to provide comprehensive services to our customers, and in some cases we could reduce our capacity cost per channel.  We intend to develop our MSS business by expanding our relationships with other providers in the supply chain of those services, and invest in appropriate infrastructure to expand the services we can offer our MSS customers.

•
Expand strategic relationships with satellite fleet operators.  We work closely with large satellite fleet operators and intend to explore further avenues of cooperation.  We have entered into strategic agreements with Intelsat, Thaicom (formerly Shin Satellite) and APT (formerly Loral Skynet and Telesat Canada) for the joint marketing of their capacity and our value-added services.  We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we provide value-added services while they provide transmission capacity.  For example, in 2007 we entered into a cooperation agreement with Loral Skynet (which was subsequently assigned to Telesat Canada and to APT), for the joint marketing of a platform designed to offer TV and Radio channels efficient and reliable means for reaching cable and satellite head-ends throughout Asia and Africa.

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

•
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

•
Expanding channel lineups.  In the last decade, numerous new content providers have begun broadcasting.  Competition between networks for audience and revenues and competition between service providers for customers, as well as satellite providers' offering local channels and localized content, are all catalysts for a larger number of channels becoming available.  According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005.  In 2003, there were 677 channels in the United States that targeted specific ethnic groups.  There are also special interest broadcasters, such as the Baby Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old.  These new channels will lead to a greater volume of content to be distributed over satellite and terrestrial fiber networks globally.

•
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

•
Emergence of Internet television.  New service providers offering video over the public Internet open the door for new content providers to enter the industry and new internet protocol television operators (IPTV operators) accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content created by Internet television, will require a network such as the RRsat Global Network, which integrates satellite-based and terrestrial fiber optic capacity.

These developments have been accompanied in the past by strong economic growth and deregulation in many regions, which stimulated demand from newly-authorized broadcasters, communication operators and direct-to-home service providers.  However, in light of the unfavorable current economic conditions in the United States, Europe and Asia, it is unclear if such demand will continue.  If the United States, European or Asian economies do not improve or weaken further, demand may be reduced significantly.

Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber optic networks for a variety of communications and entertainment applications.

Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs.  A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, known as "point-to-multipoint" or "footprint" coverage.  Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations.  These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations.  Recent technological innovations, such as high definition television (HDTV) programming, require far more satellite capacity to transmit content than standard definition programming, and are expected to grow rapidly as programmers seek to increase their revenues from audiences where the high-definition format can enhance the content.

The availability of transmission capacity accompanied by the growth in the number of broadcasters has increasingly led content providers and broadcasters to seek greater flexibility and a broader array of service offerings.  For instance, when uplink services were provided only by monopoly national carriers, broadcasters had little choice but to commit to long-term, fixed transmission plans with few value-added services.  A content provider who wanted to expand the geographic scope of its broadcasts needed to negotiate new terms with the carrier.  Since the deployment of terrestrial fiber optic networks in the late 1990s, broadcasters have selectively turned to fiber-based delivery as an alternative method of transport for key events and other common broadcasting needs.  In certain regional and trans-regional markets, terrestrial fiber optic networks provide a more cost-effective alternative for certain types of applications, such as "point-to-point" transmissions, than satellite capacity.  Terrestrial fiber optic networks can provide certain benefits for intercontinental delivery of footage from pre-planned events and for other media activities, such as international video distribution for pre- and post-production.

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

Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, from systems integration to network management.  According to a 2007 report by the World Teleport Association, in 2007 the teleport sector generated revenues of approximately $15 billion per year, of which we believe a significant portion was attributable to video content distribution, and was a critical component of the global satellite communications industry, producing approximately 24% of world satellite services revenue.  According to the World Teleport Association, in addition to the commercial teleports, broadcasters with in-house teleports may distribute their content independently using approximately 57% of the teleport dishes around the globe.

The current teleport sector consists of four primary types of service providers, all with different strategies:

•
In-house broadcasters –broadcasters that have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for the local markets of the broadcasters, and the customer's primary focus is producing rather than distributing or managing the content, these operations have limited capabilities.  We believe that dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable and is limited in the ability to deliver complex distribution and content management solutions.

•
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

•
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

•
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

We operate our principal teleports in Israel and the Hawley Teleport in Pennsylvania, and use hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany, the Philippines, Slovenia, Taiwan, Belgium and the United Kingdom, to provide global distribution capabilities.  Because of Israel's unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa.  By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia.  Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one satellite space segment.

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

We make use of our state-of-the-art satellite transmission infrastructure and expertise in this field to offer mobile satellite services, or MSS.  These services serve as an addition to our content management and distribution services and enable us to provide additional services based on our satellite transmission capabilities.

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 47 satellites and receive transmissions from 68 satellites, which allow our customers' content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility or to Direct to Home consumers.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport.  We operate an array of more than 150 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, monitoring for special events.  We have also entered into service contracts on a long-term basis that involve dedicated downlinks from a total of 68 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat Canada, APT, TürkSat, ISRO, RSCC, HellasSat, HispaSat, PakSat, Nilesat, Protostar and Gazprom.

Turnaround services involve the receipt and immediate re-transmission of broadcasts (for instance, receipt via a downlink or terrestrial fiber optic cables, and re-transmission via an uplink).  This includes channel distribution and backhaul services (services through which our RRsat Global Network transmits a live feed from a remote location to a broadcaster's central editing and broadcasting facilities), sports feeds, and other continuous and occasional feeds.

We provide continuous year-round global distribution services via satellites or terrestrial fiber optic networks on a full-time basis to more than 545 television and radio channels.  Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents.  The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

Our teleports in Israel and the United States have more than 175 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems, and automatic fire detection and extinguishing systems.

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

Content Distribution: Internet

We also offer our customers the ability to distribute their services over the public internet network, either via a dedicated IP address or over RRsat's Global Internet TV platform, an innovative service that enables customers to distribute their services on a platform that utilized peer-to-peer technology and that brings to end customers the look and feel of the traditional cable or satellite platforms, all through the public Internet and on a world-wide basis.

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

Production Services:

Satellite News Gathering.  We supplement the fixed uplink services we provide to customers with mobile and transportable uplink systems that operate throughout Israel, the territories administered by the Palestinian Authority and elsewhere in the Middle East.  Our mobile satellite broadcasting vans are equipped with analog, digital and high definition capabilities, with their own generators and uninterruptible power supply systems for high reliability.

Flyaway Systems.  We also maintain a full array of transportable flyaway systems, which are freestanding satellite uplink systems that can be disassembled and transported in packing cases to the scene of an urgent news story (these have been used primarily in Africa and in remote regions of Europe).  Unlike satellite phone links, the flyaway systems provide full quality video and audio signals.

Electronic News Gathering Crews and Full-Service Packages.  For the customers who use our satellite newsgathering systems and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering – cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer.  Customers who use our external newsgathering services only need to provide their own reporters.  These production services supplement our customers' on-the-ground broadcasting capabilities.

Studio Facilities.  We offer a comprehensive range of studio services for broadcast video.  We maintain terrestrial fiber optic connections on a full-time basis to various studios in Israel and the region, and we can obtain these studios for our customers' use when needed.  We operate a studio facility in Jerusalem, which is enables our customers to broadcast news reports against various familiar Jerusalem backgrounds.

Edit Suites.  We also offer our customers extensive editing facilities in Israel to support their broadcasts, which provide them with all the equipment necessary for editing their programs, advertisements and promos.

Playout Services:

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

Play-out and Play-lists.  We compile a customer's discrete programming and advertising content into a complete broadcast channel.  We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets.  These broadcast variations can be augmented with the insertion of advertisements by market, with advertisements geared to each local audience.  We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

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

Encryption/Encoding.  For customers for whom investing in their own encryption system would not be economical, we provide in-house encryption and encoding capabilities, based upon technology that we license from third parties.

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

Mobile Satellite Services Business:

We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, including value added services, such as email, fleet tracking and electronic billing.  711 is our brand name for the MSS segment.

Our company has invested in state-of-the-art technology which is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems, which reduces costs of infrastructure and enables us to service a larger number of customers using a reduced work force.

We have built a new concept in the field of MSS, in which our customers receive an end-to-end telecommunications solution that eliminates the need to use specifically designated software to handle their communications needs.  We believe this reduces costs for the customers.  Our solution, allows our customers to use their existing office software (such as email) at sea or in the field, as if they were in their office.

This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

Following is a list of the main services our MSS business currently provides:

Inmarsat-B.  The first digital services offered by Inmarsat.  The high speed data (HSD) connection is full-duplex and ideal for a wide range of applications, including compressed real-time video, store-and-forward high resolution video, broadcast quality audio, multiplex voice channels, and wide area network (WAN) bridging.  Inmarsat-B Duplex High Speed Data (DHSD) (56/64 kbps) is ideal for high volume data communication users such as journalists, humanitarian organizations, and others who need to transmit large amounts of data. Inmarsat-B service were approved by the International Maritime Organization (IMO) for its Global Safety and Distress System (GMDSS).

Inmarsat C/mini-C.  Inmarsat C offers messaging, fleet management, Supervisory Control & Data Acquisition (SCADA) and Homeland Security & Maritime Safety Solutions that make it possible to perform a broad range of data applications.  Using a small, inexpensive satellite terminal, users can send and receive data files and reports at up to 32 kbps.  Inmarsat C is a two-way packet data service which operates via lightweight, low-cost terminals, small enough to be fitted to any vessel.  Approved for use under the Global Maritime Distress and Safety System (GMDSS), it provides seven of the key GMDSS functions.  Inmarsat C is ideal for distributing and collecting information from fleets of commercial vessels. It also meets the requirements for Ship Security Alert Systems (SSAS).

Inmarsat Mini-M.  711's Inmarsat Mini-M service provides voice, fax, and data transmissions using a portable note-book sized terminal weighing less than 6 lbs (2.6 kg).  Mini-M allows users to go beyond cellular, GSM and other wireless boundaries with seamless digital service and global coverage.  The service enables voice (4.8 kbps), fax (2.4 kbps Group 3) and Hayes compatible data (2.4 kbps).  Applications include e-mail and optional secure voice communications.  The Mini-M service is ideal for both mobile land-based applications and for use at sea.

Fleet 33/55/77.  Inmarsat's Fleet services allow voice, fax and data communications for both ocean going and coastal vessels, delivered via a range of antenna sizes to fit different types of vessels.  The Fleet services allow vessels to stay online at any time while paying only for data sent or received.  Fleet 33 allows up to 9.6 kbps of bandwidth, Fleet 55 allows up to 64 kbps of bandwidth and Fleet 77 allows up to 128 kbps of bandwidth.  Fleet 33 utilizes the smallest antennas and is suited for small size vessels while the Fleet 77 utilizes the largest antennas and is suited for large vessels.

BGAN.  Inmarsat's Broadband Global Area Connection provides both voice and broadband data simultaneously through a single, highly compact device, on a global basis.  Through this land solution, customers can access emails, the Internet or Intranet, via a secure VPN connection, at speeds of up to 492 kbps over a shared channel or stream IP on demand at rates in excess of 384 kbps.  Customers can also make phone calls at the same time while accessing their data applications, as well as send text messages using their laptops to any mobile phone.

FleetBroadband.  Inmarsat's FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, through a compact antenna on a global basis.  Through this maritime solution, customers can access emails, the Internet or Intranet, via a secure VPN connection, at speeds of up to 432kbps over a shared channel or stream IP on demand at rates of up to 256 kbps.  Customers can also make phone calls at the same time while accessing their data applications, as well as send text messages using the terminals.  Currently, there are three terminal models that support this type of service – FBB150, FBB250 and FBB500 which differ in antenna size and amount of bandwidth.

MSS Value Added Services:

VoIP Shore to Ship.  Our company provides a unique Voice-over-IP solution that allows our customers to make low cost telephone calls from their home, office or mobile phone to their vessels.  Our solution is based on state-of-the-art VoIP technology, and offers the flexibility of customization to suit each customer's individual needs.

Email.   Our company provides advanced Email services over the Inmarsat network that include personal/corporate sophisticated email software, enabling high rate compression, filters by message size or sender address, downloading from braking point and Email to SMS and Email to Fax and vice-versa.

Network

Our RRsat Global Network is composed of various leased satellite platforms, terrestrial fiber optic capacity and the use of the public Internet.  Our principal teleport in Re'em and the teleports in Emek Ha'ela and Pennsylvania we acquired in 2008, and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 47 satellites and downlink services from 68 satellites.  Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

The following table lists the satellites on which we lease capacity by their primary regional coverage:

RRsat Global Network -- Satellite Component

Europe	North America	Asia	Middle East	Africa	South America	Australia
Amos-2 Amos-3 AtlanticBird-1 Eurobird-9A Eutelsat Sesat 1 Eutelsat-W2A Eutelsat-W6 Eutelsat-W7 Hispasat-1D Hotbird-6 Hotbird-8 Hotbird-9 Intelsat 10-02 Telstar-12 Turksat-1C	AMC-4 Galaxy-19 Intelsat-805 Galaxy-23 Hispasat-1C	ABS-1 Agila 2 Asiasat-5 Insat-2E (APR-1) Intelsat-10 Telstar-10 Thaicom-5
Amos-2
Amos-3
Asiasat-5
AtlanticBird-1
AtlanticBird-4A
Eurobird-2
Eurobird-9A
Eutelsat Sesat 1
Eutelsat-W6
Eutelsat-W7
Express AM44
Hispasat-1D
Hotbird-6
Hotbird-8
Hotbird-9
Insat-2E (APR-1)
Intelsat-10
Intelsat 10-02
Thaicom-5
Telstar-12
Turksat-1C
Yamal-201
				AtlanticBird-1 Intelsat-10 Intelsat 10-02 Intelsat-802 Telstar-11N Turksat-1C Thaicom-5	Galaxy-23 Hispasat-1C Intelsat-805	Asiasat-5 Insat-2E(APR-1) Intelsat-10 NSS-6 Optus-D2 Thaicom-5

A significant portion of the satellite capacity we use (approximately 38.5% as of December 31, 2009) is leased through long term lease agreements with three satellite operators, which provide coverage primarily for Europe and North America.

Our teleports in Israel and the United States have more than 175 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters in diameter.  In addition to these teleports, we operate three auxiliary teleports elsewhere in Israel (Herzliya, Jerusalem and Tel-Aviv) and utilize hosted teleports in the United States, Spain, Hong Kong, Serbia, Australia, Argentina, Hungary, Italy, Russia, Germany, the Philippines, Slovenia, Taiwan, Belgium and the United Kingdom.

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

Our network services costs amounted to $30.5 million in 2007, $42.3 million in 2008 and $50.5 million in 2009.  As of December 31, 2009, our contractual commitments for the next five years under our operating network leases amounted to $109.7 million.

Customers

Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters.  In 2009, we had more than 460 continuous and occasional customers for distribution and content management services and more than 160 customers for MSS.  Our top ten customers represented 39.5%, 31.6% and 27.7% of our revenues in 2007, 2008 and 2009, respectively, and no single customer accounted for more than 6.6%, 5.0% and 4.3% of our revenues during each of these periods, respectively.  For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services
Commercial Channels	Governmental Channels	Religious Channels	and News Channels
Asianet UK TV Baby First TV Baby TV Conto TV Fashion TV MGM IPN TV NTD TV Sarafan TV Telemedia InteracTV ITN TV	Arirang TV (South Korea) BVN TV (The Netherlands) Channel One Russia ICTIMAI (Azerbaijan) Kurdsat MRTV (Myanmar) Thai Global Network Turkish Radio and Television Sverige TV (Sweden) VTV-4 (Vietnam)	3 Angels Broadcasting Apostolic Oneness Network CGN Channel New Life God's Learning Channel GOD TV Hope TV MTA Channel Supreme Master The Word Network	Al Jazeera Channel Fox News Israel Channels (2, 5 and 10) Russia Today

Contracted Backlog and Agreements

Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional two to five years.  As of December 31, 2009, we had contracted backlog totaling $167.9 million through 2018, of which $81.9 million are related to services expected to be delivered in 2010, and $50.1 million are related to services expected to be delivered in 2011.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  As of December 31, 2009 the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately 2.62 years. For additional information regarding our contracted backlog, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview."

As of December 31, 2009 we had 310 major long-term service contracts with 185 customers, of which 142 are due for renewal in the next 12 months. The pricing is typically project based.  Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity.  Approximately 87% of our agreements for content management and distribution services follow a "take or pay" format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration or does not use the services provided for in the contract. Agreements for MSS are based on payment per use and do not have a minimum commitment.

Sales and Marketing

Our sales and marketing strategy is to tailor cost-effective solutions to customers' needs based on geographic reach and technical suitability.  We market and sell our content management and distribution services directly to broadcasters.  Prospective customers for these services include those who are already broadcasting through satellite transmission providers, those who are broadcasting through terrestrial means and wish to initiate satellite transmissions, and potential broadcasters who have not yet begun transmitting through either terrestrial or satellite means.  We strive to present comprehensive solutions that reflect the optimal medium or media (satellite and terrestrial fiber optic transmission) for the customer's specific requirements.

We market and sell our MSS services either directly to end customers, such as shipping companies and government agencies, or to resellers who in turn resell our services to their end customers (Inmarsat Service Providers, or ISPs).  We strive to offer competitive pricing and innovative value-added services to attract new customers.

We use a combination of a direct sales force and a network of third party agents and representatives.  Our sales force and marketing team are based in Israel and in the United States, and each sales manager is assigned a geographic region.  In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, occasional use and production services.  We also have a dedicated division within our marketing and sales team that focuses on the sale and marketing of our MSS. We assign a sales representative to maintain the relationship with each customer.  The sales representative works together with our technical department to ensure that we understand the customer's business and needs.  They are supplemented by local agents and representatives, who provide familiarity with the local market and in some cases specialized technical knowledge.

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

For example, we have entered into strategic arrangements with Intelsat, Thaicom (formerly Shin Satellite) and APT:

•
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

•
Thaicom (Cooperation) – We have launched a distribution platform using the Thaicom 5 satellite which provides coverage of Asia.  Pursuant to the agreement, which extends for 5 years until August 2013, we agreed to make certain payments to Thaicom for the leased capacity and Thaicom agreed to pay us to the extent it sells any of our services.  The agreement contains minimum commitments regarding capacity lease that we agreed to maintain during the term of the agreement.

•
APT (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite.  This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite.  We agreed with APT to jointly market content management and distribution services in conjunction with the satellite capacity we lease from APT.  The agreement provides that we make certain payments to APT for the leased capacity and APT pays us to the extent it sells any of our services.  This agreement extends through June 2010 and provides for automatic renewal periods of one year each, unless terminated by either party.

We also market our services by means of our corporate website, advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

We are active in industry organizations, and we are a member of the World Teleport Association and the Institute of Electrical and Electronics Engineers (IEEE).

Competition

Content Distribution and Management Services

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

Most of our customers are broadcasters.  A number of broadcasters, such as CNN, Fox and Sky, have internal content management and distribution capabilities, but may seek our services for complex distribution services or for occasional services.  However, we believe that most broadcasters who do not currently possess these capabilities will not establish their own content management and distribution systems since dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

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

We benefit from the current excess capacity that exists with respect to satellite and terrestrial fiber optic transmission networks.  We lease satellite and terrestrial fiber optic capacity and use this capacity as part of a package together with our other services.  The current excess capacity in satellite and terrestrial fiber optic transmission capacity allows us to lease and use capacity on competitive terms.  We would be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio broadcast to decrease, since satellite fleet operators and terrestrial fiber optic networks might engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them.  In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another.  In these situations, in addition to the quality factor, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price.  Such competitive factors include: a satellite's technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite.  In addition, purchase decisions may be based upon the satellite operator's country of origin and ownership.  The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits.  Because customer contracts are generally for terms of three to five years, there is limited movement of existing customers from one service provider to another.

Global MSS

The global MSS industry is highly competitive.  We face competition from other Land Earth Station Operators (LESOs) and Inmarsat Distribution Partners (DPs) as well as from distributors of a number of competing communications networks and technologies.  We expect to continue to face significant competition in the future.

The major LESOs and DPs in the Inmarsat services market, which together hold the majority of the market share for these services, are Vizada Satellite Communications, which was formed by the merger of Telenor Satellite Services and France Telecom Mobile Satellite Communications, and Stratos Global Corporation, formerly an independent Inmarsat services provider which was recently purchased by Inmarsat and became a wholly owned operating division of Inmarsat.  Other second tier LESOs and DPs include Singtel, MVS, OTE, Telecom Italia, KDDI and KT.

We also face competition from competing networks and technologies, especially Iridium and Maritime VSAT.

Iridium provides data and voice services at rates of up to 9.6 kbps using compression software.  The terminals used to access Iridium services are generally handheld devices that are smaller and less expensive than the terminals used to access Inmarsat's traditional services.  In addition, Iridium's end-user call charges are competitive with, and in some cases cheaper than, the rates offered by us.

We face growing competition in some of our target market segments from communications providers who operate private networks using VSATs or hybrid systems to target business users.  VSATs are fixed, transportable or mobile terminals that access higher bandwidth services provided over satellite systems operating in the C-band, Ku-band and Ka-band radio frequencies.  Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services, although new entrants into the sector are offering lower volume and bandwidth products in competition with our MSS.  The coverage area of VSAT services is not as extensive as the coverage area of MSS, but they are growing rapidly to meet demand and are expected to be substantially global within a few years.  Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of uplink, downlink and turnaround services is scheduled to expire in July 2013. This license sets the type of customers and the conditions under which we are authorized to provide uplink, downlink and turnaround services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 31, 2010. We have applied for the renewal of this license and are awaiting the Ministry of Communications decision. The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance.  This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel. Our trade license has expired on February 28, 2010. We have requested its renewal and are waiting to receive the renewed license.

Our licenses from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly.

In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares (or other "traded means of control," that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Director General of the Ministry of Communications for such transfer.

Should a shareholder, other than our shareholders prior to our initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Director General, its holdings will be converted into dormant shares for as long as the Director General's consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

In addition, our licenses also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

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

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of radio frequencies required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the downlink of imagery data in Israel, is a vital service.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company requires prior approval by the Prime Minister and Minister of Communications. In addition, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, under the Israeli Wireless Telegraph Ordinance, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Minister of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves.  During such an emergency period, the Minister of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument.  Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business. Additional emergency powers are accorded to the Minister of Communications under the Israeli Communications Act, whereby in a state of emergency the Minister of Communications may impose various instructions and limitations relating to the provision of our services, including mandating the provision of services to the Israeli security forces.

To date we have been able to obtain all necessary telecommunications licenses for the conduct of our business, but there can be no assurance that we will be able to renew or maintain the necessary licenses in the future.

In connection with our recent acquisition of Bezeq's satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

Ministry of Environmental Protection

Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980, or the Pharmacists Regulations, issued under the Pharmaceutics Ordinance, the Ministry of Environmental Protection is empowered to grant erection permits and operation permits for our antennas and other radiation generating equipment.  The Ministry of Environmental Protection has adopted the International Radiation Protection Agency's standard as a basis for the consents it gives for the erection and operation of antennas.

We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment in our principal teleport in Re'em, effective through September 2012.  The permit for our Emek Ha'ela teleport was assigned to us by Bezeq following our acquisition of the teleport and is effective through April 2013.  We are in the process of registering the permit in our name.  We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

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

The erection and operation of our Re'em and Emek Ha'ela teleport sites requires building permits from local and regional zoning authorities.  The building permit for our Re'em teleport site expired on October 20, 2009.  We have applied to extend the permit for an additional 3 years term and are awaiting the decision of the Regional Building and Zoning Committee.  If our request is not granted, we intend to appeal the decision.  In addition, on November 5, 2009, the Regional Building and Zoning Committee sent our Chief Executive Officer a warning before filing an indictment for allegedly building and placing antennas at our Re'em teleport without a permit.  Our Chief Executive Officer was invited to a hearing before the Regional Building and Zoning Committee to assert his defense to such allegations.  The hearing has not taken place yet.  The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that the zoning authorities will renew the expired permits, or that the Building and Zoning Committee will not file an indictment for building without a permit or that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.

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

In the United States, the FCC regulates satellite and other radiocommunication services.  Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act.  We could seek to obtain such a license on either a common carrier or private carrier basis.  On May 1, 2008 after receiving the approval of the FCC, we acquired various wireless and earth station licenses (the "FCC Licenses") associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  Most recently, we successfully renewed one FCC License in mid-2009 prior to its scheduled expiration. If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

Under the rules of the FCC, telecommunications providers are required to pay various fees and surcharges, including annual regulatory fees and assessments for certain regulatory support mechanisms that help sustain number portability administration, telephone numbering administration and telecommunications relay service for the hearing impaired.  In addition, subject to certain limited exceptions, telecommunications providers must contribute to the federal Universal Service Fund ("USF"), which helps ensure that affordable telecommunications services are accessible throughout the United States.  Many of these fees, including USF contributions, are based upon interstate and international end user revenues.  We believe that we previously were exempt from many of these fees due in part because our services, provided on a non-common carrier basis in the United States, were primarily international in nature, thus we had very little domestic interstate revenues.  As our domestic business and associated revenues grow, however, we believe that we may be required to start paying such fees and surcharges.  Since our US operations are conducted by our Delaware subsidiary, these fees will be assessed only on our subsidiary's telecommunications revenues.  The fee imposed by the FCC are subject to change periodically by the FCC, and the manner in which telecommunications providers can recoup these fees from customers is subject to various restrictions.  In addition, the FCC contribution methodology is subject to an on-going rulemaking proceeding in which the FCC is considering basing contributions on line capacity or the aggregate number of telephone numbers used by a carrier’s customers.  It is not possible to predict when the FCC will act on those proposals, and if so, how or whether the FCC’s decision will affect our USF contribution amounts.

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

Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or terrestrial facilities) must obtain operating authority from the FCC under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over any lines of communication.  The FCC simplified the Section 214 authorization process by automatically granting "blanket authority" that permits common carriers providing interstate services to construct or operate domestic transmission lines without applying for domestic Section 214 authorization.  This blanket authority, however, does not extend to common carriers providing international services (on a facilities or resold basis) and any such carriers must apply for and obtain Section 214 authority prior to providing international services.  In addition, FCC approval under Section 214 of the Communications Act must be obtained before a domestic or international common carrier or its licenses or assets can be acquired by a third party.  We believe that we are currently operating as a private carrier in the U.S., and therefore do not require Section 214 authorization from the FCC.  If in the future we choose to operate the Hawley Teleport as a common carrier or to acquire another teleport in the United States and operate it as a common carrier rather than a private carrier, however, we will need to obtain an international Section 214 authorization in addition to the Title III wireless license(s) described above.

In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the "Executive Agencies") review applications to acquire both Title III and Section 214 licenses or authorizations and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.

Trademarks

We have obtained trademark registrations for the name "RRSAT" in Israel, the European Union and Russia.  We are in the process of obtaining trademark registration of such name in the United States.  The initial terms of the registration of our trademarks are for 10 years from the date of application and are renewable thereafter.

C.  Organizational structure

We are organized under the laws of the State of Israel.  We have two wholly owned subsidiaries, a corporation incorporated under the laws of the State of Delaware and a limited liability company organized under the laws of the Republic of Cyprus.  None of our subsidiaries are significant subsidiaries.

D.  Property, plants and equipment

We lease approximately 122,500 square feet at our main teleport in Re'em, Israel.  We occupy approximately 47,400 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2011.  We have an option to extend this lease for two additional terms of five years each. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans.  We lease an additional approximately 64,600 square feet adjacent to our principal teleport pursuant to a lease that was entered into in June 2004 and which expires in June 2013, following our exercise of an extension option.  We also lease approximately 10,500 square feet adjacent to our principal teleport pursuant to a lease that we entered into in November 2007 and which expires in December 2011, and we have an option to extend the term for up to an additional 10 years.

In May 2006, we entered into a lease for approximately 4,000 square feet in Re'em, Israel, adjacent to our principal teleport.  This lease expires in December 2011 following our exercise of an extension option and we have an option to extend the term for an additional 4 years. In December 2008 we entered into another lease for approximately 650 square feet in Re'em, Israel, adjacent to our principal teleport.  This lease also expires in December 2011, with an option to extend the term for an additional 4 years.

In November 2008, we acquired the Emek Ha'ela teleport in Emek Ha'ela, Israel, from Bezeq, The Israel Telecommunications Corp. Limited.  We acquired approximately 26.5 acres pursuant to a forty-nine year lease with the Israel Land Administration, which is set to expire in May 2042.  We also have an option to extend the lease for an additional forty-nine years. We are not required to make any additional payments under the lease unless we elect to exercise the option to extend the lease beyond 2042.  The teleport also includes a facility with approximately 42,000 square feet.

Since August 2005 we have been leasing a broadcasting studio facility of approximately 10,800 square feet located in Jerusalem, Israel.  The studio facility lease expires in July 2010 with an option to extend the term for an additional period, of either five or ten years at our election.  Since July 2007 we have also been leasing an approximately 3,600 square foot facility in Jerusalem, Israel.  This lease expires in July 2010 with an option to extend the term for an additional period of up to 15 years.

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 538,200 square feet near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty nine years as of the date of the approval of the allocation of the land.  The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  We have appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee we have agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We have prepared a detailed plan for the site which was approved by the ILA and are in the process of approving the plans for the site with the relevant zoning and building committees. Therefore, we have not yet commenced building the site and informed the ILA of such delay.

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

The following discussion and analysis is based on our consolidated financial statements, including the related notes, and should be read in conjunction with them.  You can find our consolidated financial statements in "Item 18 – Financial Statements."

A.  Operating results

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries.  Through our proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure.  Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists.  We concurrently provide services to more than 545 television and radio channels, covering more than 150 countries.

We also provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value added services to end users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.  We currently provide MSS to more than 160 end customers, either directly or through two ISPs.

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

We formed the company in 1981.  In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we formed the "RRsat Global Network" concept and entered into the global content management and distribution services market.  In the last nine years, RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber optic lines and the public Internet.  In 2003, we opened our playout center.  Today we provide playout services to more than 110 television channels for distribution through our RRsat Global Network.

In 2008, we acquired a teleport in Hawley, Pennsylvania, to strengthen our presence in the United States, and we acquired the satellite business of Bezeq, including its teleport in Emek Ha'ela, Israel, and its MSS business aimed at end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

We see a significant financial advantage in strategically leasing the satellite and fiber optic capacity of our global network.  Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

Revenues.  We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 545 television and radio channels.  We provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value added services to end users and ISPs who use designated Inmarsat terminals (see Item 4 "Information on the Company" for a detailed description of the services that we provide).

Most of our revenues are from monthly services provided to our customers under long-term contracts.  In 2007, 2008 and 2009, 94%, 94% and 90%, respectively, of our revenues were generated from long-term contracts for content management and distribution services, and 6%, 6% and 4%, respectively, of our revenues were generated from occasional content management and distribution services.  Approximately 6% of our revenues in 2009 were generated from MSS.

Reporting Segments.  The company's operating segments are strategic business units that offer different communications services and are managed accordingly.  As a result of the acquisition in November 2008 of Bezeq's MSS, the 711 business unit, beginning in 2008 we present operating segments.   We analyze our operating segments based on each segment's gross profit.  Our two reportable segments are (i) MSS and (ii) the content management and distribution services to television and radio broadcasting industries.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years.  As of December 31, 2009, we had contracted backlog totaling $167.9 million through 2018, of which $81.9 million are related to services expected to be delivered in 2010, and $50.1 million are related to services expected to be delivered in 2011.  Of our $167.9 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $149.2 million, or 88.8%, is related to obligations to be provided under non-cancelable agreements and $18.7 million, or 11.2%, is related to obligations to be provided under cancelable agreements.  Of our $18.7 million contracted backlog that relates to cancelable agreements, $6.9 million relate to services to be delivered in 2010, $4.5 million relates to services to be delivered in 2011 and $7.3 relates to services to be delivered from 2012 through 2018.  Approximately 98% of our cancelable agreements may be canceled by an advanced notice of between 30 to 120 days, while 2% of our cancelable agreements may be canceled at certain predefined exit dates.  We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces.  As of December 31, 2009, the weighted average remaining duration of our contracted backlog was approximately 2.62 years.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2007, 2008 and 2009 was $155.5 million, $185.7 million and $167.9 million, respectively. The increase in 2008 in contracted backlog resulted from additional new customer contracts and expansion and renewal of existing customer contracts.  The decrease in 2009 in contracted backlog resulted from our decision to terminate certain customer contracts due to their failure to meet the payment obligation due primarily from the unfavorable global economic conditions in 2008 and 2009.   If such conditions continue, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.

Pricing.  Various market forces affect the pricing of our services. We sell our services at prevailing market prices, which vary based upon the regions to which the distribution is required by our customer, the type of service, the network capacity for the distribution needs, the duration of the service under contract and the supply of additional value-added services. In general, each service is tailored to the customer's needs and is priced accordingly. The pricing of our MSS is determined by the type and volume of services.

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2007 through 2009, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2007	2008	2009
	(as a percentage of total revenues)
North America	22.3%	24.5%	22.4%
Europe	43.7	40.8	42.2
Asia	10.1	11.1	11.3
Israel	9.6	6.9	6.9
Middle East (other than Israel)	11.8	11.7	13.0
Rest of world	2.5	4.9	4.3
Total	100%	100%	100%

We expect that, as a result of our expansion of our operations in the U.S. and contemplated potential expansion of operations in Asia, the revenues that we derive from customers located in North America and Asia will increase.

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2009, our content management and distribution services revenues were derived from more than 460 customers and our MSS were derived from more than 160 customers.  In 2009, our ten largest customers accounted for 27.7% of total revenues, and no single customer accounted for more than 4.3% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the content management and distribution segment. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

Cost of Revenues.

Content Management and Distribution.  Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services), salaries and depreciation of transmission and playout equipment.  The principal component of cost of revenues is the monthly fees paid to network service providers such as satellite space segment and teleport services and fiber network leases.  We lease our space segment capacity pursuant to long-term contracts.  We can terminate approximately 32% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause.  We lease approximately 84% of our space segment capacity on a non-preemptible basis, providing our network a higher level of reliability to our customers and assurance in the case of service outage.  We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution.  Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts.  If we are unable to increase our services prices, our gross profit may decline.

MSS.  Cost of revenues for our MSS business consists primarily of network services (such as satellite space) and payments to subcontractors.

A majority of the company's cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2009, 2008 and 2007, our cost of revenues included $50.5 million, $42.3 million and $30.5 million of variable costs.  For this purpose, we define the company's variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation and labor costs, which we define for this purpose as non-variable costs.

Gross Profit.

Content Management and Distribution.  By leasing the RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber optic network we are able to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network.  Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis.  When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity.  We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.

MSS.  Gross profit of our MSS business is affected by the volume of the services we provide and the portion of the services we provide using third parties.

Sales and Marketing Expenses.  Our sales and marketing expenses consist of salary and related expenses for our direct sales force and success-based agent fees for our agents.  Our agreements with agents are nonexclusive unless the agent has identified a potential customer, in which case he will be granted exclusivity for the sales process with such customer.  If the agent is successful, her or his fees are payable during the term of the customer contract and are conditioned on the performance of the contracts, and therefore, we recognize those fees over the contract's term.  Those fees may be a percentage of the marginal profit from the individual customer contract or a percentage of the contract value.  We expect that our selling expenses will continue to increase as we expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers in the United States and Asia, while continuing to employ our strategy in other parts of the world of additionally working with local marketing and sales agents, who are familiar with their local markets, needs and cultures.  The expansion of our sales and marketing efforts as described above entail an increase of our direct sales force, resulting in increased wages, travel and overhead costs and additional success based agent fees, and an investment in marketing activities to create local brand recognition.  We could also face additional expenses depending on the location of our new local teleports and playout centers that we may acquire.

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents.  In 2009, 2008 and 2007, our operating expenses included $2.4 million, $1.9 million and $1.6 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  It includes management fees to our principal shareholders that amounted to $398 thousand in each of 2007, 2008 and 2009 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").  Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management's opinion, adequately reflect the loss included in those debts the company is unlikely to collect.  The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt, past experience and whether the debt has been transferred to a professional collector. A specific provision for doubtful debts is done based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.  We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting.  We intend to fund these expenses from our working capital.

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years. Intangible assets we acquired from Bezeq mainly associated with the MSS business are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

Share-based Compensation.  Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses results from the granting of options to employees under the fair-value based method of accounting (calculated using the Black-Scholes model) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. The intrinsic value of the options outstanding as of December 31, 2009, was $1.0 million, of which $0.2 million related to unvested options.  The intrinsic value of the restricted share units outstanding as of December 31, 2009 was $0.2 million.

Interest and Marketable Securities Income.  Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

Marketable securities at December 31, 2008 and 2009 consisted of U.S. Agency debentures, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. We classify our debt securities in one of three categories: "trading", "available- for- sale", or "held- to- maturity" and our equity securities as "trading".  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity.  All securities not included in trading or held- to- maturity were classified as available-for-sale.

During 2008 and the first half of 2009, the economic environment has increased the degree of uncertainty inherent in those securities invested by the company, as the market prospects of the issuers of those securities deteriorated.  This resulted in unrealized losses of $0.2 and $0.1 million at the end of 2008 and 2009, respectively, related to available-for-sale securities.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Because we have the ability and intent to hold these investments until a market price recovery or maturity, we concluded that these marketable securities are not other-than-temporarily impaired.

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

Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative.  Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be.  For example, we entered into customer agreements denominated in Euro with customers in the United States, while the Euro is neither our functional currency nor the functional currency of the U.S. customers.  In these cases, FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period.  This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives."  We believe we have been able to reduce the net foreign currency exposure by matching the relevant expense contracts to various similarly denominated revenue contracts with our customers.  However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components of these contracts are not separately accounted for as derivatives.  Accordingly, even though we may have reduced our exposure to currency fluctuations from an economic perspective, the separation of currency derivatives for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro) and or changes to interest rates for USD and EURO contracts.  The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities.  For additional information regarding ASC Topic 815, see "Application of Critical Accounting Policies – Foreign Currency Embedded Derivatives" below.

Income Taxes.  Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the "Amendment") was passed by the Knesset.  According to the Amendment, the Inflationary Adjustments Law is no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.  In July 2005 and in July 2009, the Israeli Parliament (the Knesset) passed tax reform acts that provide for a gradual reduction in the corporate income tax rate as follows: in 2009 the tax rate was reduced to 26.0%, in 2010 it will be reduced to 25.0%, in 2011 it will be reduced to 24.0%, in 2012 it will be reduced to 23.0%, in 2013 it will be reduced to 22.0%, in 2014 it will be reduced to 21.0%, in 2015 it will be reduced to 20.0%, and from 2016 onward the tax rate will be reduced to 18.0%.  Current and deferred tax balances as of December 31, 2008 and 2009 are calculated in accordance with the new tax rates provided in the tax reform.

We were granted in 2006 an "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  See Item 10.D. "Additional Information – Taxation – Taxation in Israel – Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status. In 2007, 2008 and 2009, we realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $220 thousand, $160 thousand and $114 thousand, respectively.

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

In June 2009 the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification ("ASC"), or Codification, as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this Annual Report to reflect the updated referencing convention.

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

Provision for Doubtful Accounts.  The consolidated financial statements include specific provisions for doubtful debts, which, in management's opinion, adequately reflect the loss included in those debts whose collection is doubtful.  Doubtful debts, which according to management's opinion, are unlikely to be collected, are written-off from the company's books, based on a management resolution.  Management's determination of the adequacy of the provision is based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

Business Acquisitions; Goodwill and Other Intangible Assets. In our business acquisition described above, we accounted for our purchase in accordance with ASC 805-10 (SFAS No. 141), "Business Combinations," which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense.  Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the business combination method of accounting. In management's opinion, the goodwill represents the future synergy that the company will derive from the use of the Emek Ha'ela Teleport for expanding its business.  We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives.  We adopted FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets) requirements regarding goodwill and other intangible assets with indefinite useful lives.  Such goodwill is not amortized, but rather is periodically assessed for impairment.

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

Income Taxes.  We account for income taxes under ASC 740-10 "Income Taxes – Overall".  Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate.  When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) included in ASC 740-10 "Income Taxes – Overall" as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Fair Value of Embedded Currency Conversion Derivatives.  We account for derivatives and hedging activities in accordance with ASC Topic 815, which requires that derivatives instruments within its scope be recorded on the balance sheet at their respective fair value.

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enter into commercial (foreign currency) contracts in which a derivative instrument is "embedded".  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

Accounting for Stock-Based Compensation.  We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation (SFAS 123R "Share- Based Payments").  The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period.  As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model with certain assumptions that are significant inputs.  The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.  These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.  The grant date fair value of the restricted shares units is calculated using the share price at the date of grant.

Recent Accounting Pronouncements.

Effective April 1, 2009, we adopted ASC 320-10 (formerly known as FSP FAS 115-2) and ASC 958-320 (formerly known as FAS 124-2), "Recognition and Presentation of Other-Than-Temporary Impairments" (ASC 320-10 and ASC 958-320), which significantly changes the existing other-than-temporary impairment model for debt securities.  It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities. ASC 320-10 and ASC 958-320 did not have material effect on our financial statements. See also Note 1E to our consolidated financial statements.

Effective April 1, 2009, we adopted ASC 820-10 (formerly known as FSP FASB statement No. 157-4) "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly".  This ASC provides additional guidance for estimating fair value in accordance with ASC 820-10, "Fair Value measurements", when the volume and level of activity for the asset or liability have significantly decreased and when circumstances indicate a transaction is not orderly.  ASC 820-10 did not have material effect on our financial statements.

Effective April 1, 2009, we adopted ASC 855-10 (formerly known as FASB SFAS No. 165), "Subsequent Events".  ASC 855-10 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events).  These standards are largely the same guidance on subsequent events which previously existed only in auditing literature.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2007	2008	2009
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$59,221	$78,993	$93,687
Cost of revenues	38,419	53,477	64,548
Gross profit	20,802	25,516	29,139
Operating expenses:
Sales and marketing	3,017	3,914	5,554
General and administrative	5,767	6,582	8,391
Total operating expenses	8,784	10,496	13,945
Operating income	12,018	15,020	15,194
Interest and marketable securities income	2,631	1,111	639
Currency fluctuation and other financial expenses, net	329	177	299
Changes in fair value of embedded currency conversion derivatives	(646)	1,342	(1,326)
Other income, net	4	10	26
Income before taxes on income	14,336	17,660	14,832
Income taxes	2,932	4,228	3,254
Net income	$11,404	$13,432	$11,578
Basic income per ordinary share	$0.66	$0.78	$0.67
Diluted income per ordinary share	$0.65	$0.77	$0.67
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,249,710	17,290,099	17,310,005
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,418,180	17,399,375	17,399,324

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

	Year ended
	December 31, 2008		December 31, 2009
	(in thousands and as a percentage of total revenues)
Revenues	$78,993	100%	$93,687	100%
Cost of revenues	53,477	67.7	64,548	68.9
Gross profit	25,516	32.3	29,139	31.1
Operating expenses:
Sales and marketing	3,914	5.0	5,554	5.9
General and administrative	6,582	8.3	8,391	9.0
Total operating expenses	10,496	13.3	13,945	14.9
Operating income	15,020	19.0	15,194	16.2
Interest and marketable securities income	1,111	1.4	639	0.7
Currency fluctuation and other financial income (expenses), net	177	0.2	299	0.3
Changes in fair value of embedded currency conversion derivatives	1,342	1.7	(1,326)	(1.4)
Other income, net	10	0.0	26	0.0
Income before taxes on income	17,660	22.3	14,832	15.8
Income taxes	4,228	5.4	3,254	3.5
Net income	$13,432	16.9	$11,578	12.3

Revenues.  Revenues were $93.7 million for the year ended December 31, 2009, an increase of 18.6%, from $79.0 million in 2008.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services.

For the year ended December 31, 2009, our total revenues included $89.1 million of revenues derived from our content management and distribution services, an increase of $10.9 million, or 14.2%, compared to the year ended December 31, 2008, and $4.5 million of revenues derived from our MSS business, an increase of $3.8 million compared to the year ended December 31, 2008.  The MSS business was acquired by the Company in November 2008.

Cost of Revenues.  Cost of revenues was $64.5 million for the year ended December 31, 2009, an increase of 20.7%, from $53.5 million in 2008.  This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on to our network and additional payments related to MSS network services.  Network services costs were $50.5 million in 2009, an increase of $19.4%, from $42.3 million in 2008.

For the year ended December 31, 2009, $3.8 million of expenses were related to the cost of MSS network and transmission services from third parties, an increase of $3.1 million compared to the year ended December 31, 2008, and $46.7 million were associated with our content management and distribution services, an increase of $5.1 million, or 12.2%, compared to the year ended December 31, 2008.  The MSS business was acquired by the Company in November 2008

As a percentage of total revenue, cost of revenues increased from 67.7% in 2008 to 68.9% in 2009.  The increase in cost of services as a percentage of revenue is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers, and to a lesser extent due to a full year of costs related to MSS during 2009 compared to only two months in 2008.

The other principal components of cost of revenues included depreciation and amortization, which was $5.2 million in 2009, an increase of 30%, from $4.0 million in 2008.  This increase is directly attributable to the increase in fixed assets as a result of the addition of customers to our network, and the additional assets acquired in 2008 with the acquisition of the satellite business of Bezeq and the acquisition of the Hawley Teleport.

As a percentage of content management and distribution revenues, cost of revenues was 67.5% in 2009 as well as in 2008, and as a percentage of MSS revenues, cost of revenues in 2009 was 98.3% compared to 89.5% in 2008.

Sales and Marketing Expenses.  Sales and marketing expenses were $5.6 million in the year ended December 31, 2009, an increase of 43.6% from $3.9 million in 2008.  The increase in sales and marketing expenses is due to increases in salaries, wages and benefits, and increases in agents and commission fees paid to third parties, increase in depreciation and due to the increase in expenses for MSS sales and marketing activities during 2009.  Sales and marketing expenses as a percentage of revenues were 5.0% and 5.9% in 2008 and 2009, respectively.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 37.0% and 35.8% of our total sales and marketing expenses in 2008 and 2009, respectively.  Salaries, wages and benefits increased by $0.6 million from $1.4 million in 2008 to $2.0 million in 2009 due to an increase in the number of our employees and salary.

Depreciation of assets related to marketing activities, comprised 5.3% and 0.5% of our total sales and marketing expenses in 2008 and 2009, respectively.  Depreciation increased by $0.3 million from $80 thousand in 2008 to $300 thousand in 2009 due to the MSS business assets acquired in November 2008.

Agents and commission fees paid to third parties comprised 48.3% and 43.3% of our total sales and marketing expenses in 2008 and 2009, respectively.  Agent fees increased by $0.5 million from $1.9 million in 2008 to $2.4 million in 2009 due to additional fees paid with respect to new contracts.

General and Administrative Expenses.  General and administrative expenses were $8.4 million in the year ended December 31, 2009, an increase of 27.5% from $6.6 million in 2008.  The increase is mainly due to our decision to terminate the contract of a customer which did not meet its contractual financial obligations, which resulted in an increase of $1.5 million in the allowance of doubtful debts.  As a percentage of revenues, general and administrative expenses were 8.3% and 9.0% in 2008 and 2009, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 48.1% and 37.9% of our total general and administrative expenses in 2008 and 2009, respectively.   Salaries, wages and service fees expenses were $3.2 million in 2008 and 2009.

Management fees paid to our principal shareholders were $398 thousand in 2008 and 2009.

Professional services fees, which are legal and audit fees and consulting fees associated with Sarbanes-Oxley compliance, increased from $802 thousand in 2008 to $888 thousand in 2009.

Allowances for doubtful account.  Allowances for doubtful account were $1.0 million in 2008 and $2.4 million in 2009.  The increase is mainly due to our decision to terminate certain customer contracts for their failure to meet the payment obligations.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.6 million in the year ended December 31, 2009, a decrease of $0.5 million from interest and marketable securities income of $1.1 million in 2008.  This decrease is primarily the result of the decrease in interest earned on our cash and cash equivalent due to the decrease in interest rates and decrease in yield of marketable securities.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, were $299 thousand in the year ended December 31, 2009, an increase of $122 thousand from currency fluctuation and other financial income, net, of $177 thousand in 2008.

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in an expense of $1.3 million in the year ended December 31, 2009, compared to income of $1.3 million in 2008.  The change in the year ended December 31, 2009 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.3933 U.S. dollar/EURO at the end of 2008 to 1.4415 U.S. dollar/EURO as of December 31, 2009, and the respective change in the value of the U.S. dollar-EURO forward contracts, the different changes in U.S. dollar and EURO interest rates during the year, and net of additional contracts with embedded derivatives which we entered into during 2009 contributing approximately $288 thousand of income in 2009.  In 2008, the change in fair value of embedded currency conversion derivatives is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.4718 U.S. dollar/EURO at the end of 2007 to 1.3933 U.S. dollar/EURO as of December 31, 2008, and the respective change in the value of the U.S. dollar-EURO forward contracts, the different changes in U.S. dollar and EURO interest rates during the year, and due to additional contracts with embedded derivatives which we entered into during 2008 contributing approximately $500 thousand of income in 2008.

Income Taxes.  Income taxes were $3.3 million in the year ended December 31, 2009, a decrease of $0.9 thousand from $4.2 million in 2008.  The decrease is due to the decrease in income before taxes on income from $17.7 million in 2008 to $14.8 million in 2009.

Net Income.  Net income was $11.6 million in the year ended December 31, 2009, a decrease of 13.4% from $13.4 million in 2008.  The decrease is due to an increase in expenses from embedded currency conversion derivatives of $2.6 million and decrease in income taxes of $0.9 million.

Segment Results.   For the year ended December 31, 2009, the gross profit of our content management and distribution services to television and radio was $29 million, an increase of $3.6 million, or 14.2%, compared to $25.4 million in 2008.

For the year ended December 31, 2009, the gross profit of our MSS business was $74 thousand, a decrease of $3 thousand, or 3.9%, compared to $77 thousand in 2008.

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

Revenues.  Revenues were $79.0 million for the year ended December 31, 2008, an increase of 33.4%, from $59.2 million in 2007.  The increase in revenues was primarily due to an increase of $18.2 million in revenues from long-term service contracts and an increase of $0.4 million in revenues from the provision of occasional services. For the year ended December 31, 2008, our total revenues included $78.3 million of revenues derived from our content management and distribution services, and $0.7 million of revenues derived from our MSS business. For the year ended December 31, 2007, all of our revenues were derived from our content management and distribution services, as the MSS business was acquired by the company in November 2008.

Cost of Revenues.  Cost of revenues was $53.5 million for the year ended December 31, 2008, an increase of 39.2%, from $38.4 million in 2007.  This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on to our network.  Network services costs were $42.3 million in the period ended December 31, 2008, an increase of 38.7%, from $30.5 million in 2007.

For the year ended December 31, 2008, $650 thousand were associated with our MSS business, and the remainder with our content management and distribution services.  For the year ended December 31, 2007, the aggregate cost of revenues were associated with our content management and distribution services, since, as noted above, the MSS business was acquired by the company in November 2008.

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

As a percentage of content management and distribution revenues, cost of revenues in 2008 was 67.5%, and as a percentage of MSS revenues, cost of revenues in 2008 was 89.5%.

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

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 49.1% and 48.1% of our total general and administrative expenses in 2007 and 2008, respectively.   Salaries, wages and service fees expenses increased by $0.4 million from 2007 to 2008 mainly due to an increase in the number of employees and bonus paid due to our company's performance and due to the effect of currency fluctuation between the U.S. dollar and the NIS on salaries and wages that are denominated in NIS.

Management fees paid to our principal shareholders were $398 thousand in 2007 and 2008.

Professional services fees, which are legal and audit fees and consulting fees associated with Sarbanes-Oxley compliance, increased from $630 thousand in 2007 to $802 thousand in 2008.  The increase in the costs incurred in 2008 was mainly due to increase in our business activities.

Allowances for doubtful account.  Allowances for doubtful account were $1.1 million in 2007 and $1.0 million in 2008.

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

Segment Results.   In 2008, the gross profit of our MSS business was $77 thousand and the gross profit of our content management and distribution services to television and radio was $25.4 million.  In 2007, all of our revenues were derived from our content management and distribution services, as the MSS business was acquired by the company in November 2008.

B.  Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers.  We usually use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.1 million) and Bank Leumi (approximately $2.0 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($2.0 million from the Bank Leumi credit line and $1.3 million from the Bank Igud credit line) mainly to provide guarantees required under several of our long term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering.

In 2009, our capital expenditures included mainly investments in fixed assets of approximately $8 million.  In 2008, our capital expenditures included the acquisition of the Hawley Teleport in Pennsylvania and the acquisition of the satellite business of Bezeq. We believe that our present working capital is sufficient for our present requirements.

We intend to continue to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network.  For example, in 2008 we completed the acquisition of the Hawley Teleport in Pennsylvania for an aggregate cost of approximately $4.9 million.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationship and potential value of synergies.

        In addition, in 2008 we acquired the satellite business of Bezeq for an aggregate cost of approximately $15.6 million.

Taking into account our expansion plans, we believe that our cash generated from operations and cash balances, including our net proceeds from our initial public offering in November 2006, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, if the acquisition of new businesses will require additional funds, we may raise such amounts by offering debt or equity.

Cash and Cash Equivalents; Marketable Securities.  Cash and cash equivalents were $28.4 million at December 31, 2007, $34.7 million at December 31, 2008, and $14.9 million at December 31, 2009.  The decrease from 2008 to 2009 was primarily attributable to investment in securities available- for- sale of $16.8 million and short term deposits of $9.9 million.  The increase from 2007 to 2008 was primarily attributable to the increase of cash provided by operating activities and maturity of marketable securities investments during 2008 that were not reinvested.

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$15,130	$20,314	$16,954
Net cash used in investing activities	(38,114)	(3,422)	(28,282)
Net cash used in financing activities	--	(10,552)	(8,480)
Increase (decrease) in cash and cash equivalents	$(22,984)	$6,340	$(19,808)
Cash and cash equivalents — beginning of year	51,393	28,409	34,749
Cash and cash equivalents — end of year	$28,409	$34,749	$14,941

Operating Activities

For the year ended December 31, 2009, net cash provided by operating activities was $17 million, a decrease of $3.3 million from $20.3 million of net cash provided by operating activities for the year ended December 31, 2008.  The decrease resulted primarily from an increase of $8.0 million in trade receivables offset by an increase in account payables of $2.5 million and increase in deferred income of $2.9 million.  For the year ended December 31, 2008, net cash provided by operating activities was $20.3 million, an increase of $5.2 million from $15.1 million of net cash provided by operating activities for the year ended December 31, 2007.  The increase resulted primarily from the increase in our operating income and increase of $3.9 million in trade payables.

Investing Activities

For the year ended December 31, 2009, we used $8.1 million for capital expenditures, comprised mainly of investments in fixed assets and $20.2 million related to investments net of proceeds of marketable securities and short term deposits.  For the year ended December 31, 2008, we used $26.8 million for capital expenditures, comprised of $15.6 million related to the acquisition of the satellite business of Bezeq, $4.9 million related to the acquisition of the Hawley Teleport and $6.3 million of capital expenses for teleport and playout equipment. This was offset by net proceeds from marketable securities of $23.4 million.  For the year ended December 31, 2007, we used $38.1 million for capital expenditures from which $31.7 million related to investments net of proceeds of marketable securities invested during 2007 from the proceeds from our initial public offering in November 2006, and $5.3 million for capital expenditures for teleport and playout equipment.

Financing Activities

During the years ended December 31, 2008 and 2009, we paid dividends to our shareholders in the amount of $10.6 million and $8.5 million, respectively.  During the year ended December 31, 2007, we did not pay any dividends to our shareholders.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 "Operating Results and Financial Review and Prospects."

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2009.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 "Information on the Company – Property, plants and equipment" for a description of these leases.

We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fee.

We enter into long term contracts with suppliers for leases of network (satellite and fiber optic) and teleport services.  Approximately 67.8% of these contractual commitments as of December 31, 2009 do not provide for early termination, or impose a significant penalty for early termination.  The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

The following are the contractual commitments at December 31, 2009, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$2,425	$323	$642	$585	$875
Operating Car Leases	1,114	445	663	6	-
Operating Network Leases	113,686	42,889	43,314	23,478	4,005
Total	$117,225	$43,657	$44,619	$24,069	$4,880

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual report are as follows:

Name	Age	Position(s)
Gilad Ramot (1)(5)	59	Chairman of the Board
David Rivel	63	Chief Executive Officer and Director
Gil Efron	44	Chief Financial Officer
Lior Rival	37	Vice President – Sales and Marketing
Ziv Mor	34	Chief Technology Officer
Maya Rival	33	Vice President – Operations
David Assia (2)(3)(4)(5)(6)	58	Director
Amit Ben-Yehuda	46	Director
Dan Levinson (6)	39	Director
Vered Levy-Ron (2)(3)(4)	43	Director
Alexander Milner (1)(5)	70	Director
Ron Oren	38	Director
Guy Vaadia (2)(4)(6)	46	Director

(1)	"Independent Director" under the applicable NASDAQ Marketplace Rules (see explanation below)
(2)	"Independent Director" under the applicable NASDAQ Marketplace Rules and the applicable rules of the Securities and Exchange Commission (see explanation below)
(3)	"Outside Director" as required by Israel's Companies Law (see explanation below)
(4)	Member of Audit Committee
(5)	Member of Compensation Committee
(6)	Member of Investment Committee

Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders.  Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001.  He serves as Chairman of El-Mor Electricity (1986) Ltd and El-Mor Industries Ltd., and as a director of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel.  Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces' Air Defense Forces Commander from 1994 to 1998.  He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be'er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

Gil Efron has been our Chief Financial Officer since January 2006.  From September 2005 until February 2006, Mr. Efron served as Chief Financial Officer of Earnix Ltd., a software company, and from August 2002 to March 2005, Mr. Efron served as Chief Financial Officer of Proficiency Ltd., a software company specializing in product data engineering collaboration.  Prior to that he served in various finance positions, including as Chief Financial Officer of IP Planet Network Ltd., a satellite communications services and interactive television software development company, and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers.  Mr. Efron also serves as a director of Poalim Venture I.  Mr. Efron is a certified public accountant in Israel and holds a B.A. in Economics and Accounting and an M.A. in Business Administration from the Hebrew University of Jerusalem.

Lior Rival has been our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003.  Mr. Rival holds a B.A. in Management and Communication from the Tel-Aviv Open University.  He is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice – President Operations.

Ziv Mor has been our Chief Technology Officer since December 2006.  From January 2003 until December 2006, Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

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

David Assia, a member of our board of directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of Kardan Technologies Ltd., Tradonomi Ltd., Dynasec Ltd., The Weizmann Institute of Science and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Sintecmedia Ltd., Unicell Ltd., The Israeli Channel and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

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

Vered Levy-Ron, a member of our board of directors since January 2007, is the CEO of HumanEyes Technologies from February 2010.  Prior to that, she was president of DaLi Advisory from September 1995 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Alexander Milner, a member of our board of directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

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

Guy Vaadia, a member of our board of directors since October 2007, is the Managing Partner of Origo Investments, a credit investment fund.  Prior to joining Origo Investments in 2009, Mr. Vaadia was the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha'Mizrahi from 1995.  Until March 2009, Mr. Vaadia served as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd., O.R.T. Technologies Ltd., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd.   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

The term of each of our directors, other than our outside directors, will expire at the time of our 2010 annual general meeting of shareholders.  The term of our outside directors will expire in January 2013.  Please also see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions" for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B.  Compensation

The aggregate direct compensation we paid to our executive officers as a group (5 persons) for the year ended December 31, 2009 was $3.2 million.  This amount includes $89 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $1.7 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers' employment agreements.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below).

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

The cash compensation of our outside directors is the same as the cash compensation of all our other directors.  In addition, in January 2010, upon their reelection as our outside directors for an additional three year term until January 2013, we granted each of our outside directors options to purchase 7,440 ordinary shares at an exercise price of $12.50 per ordinary share that vest in equal annual installments over a three years period.

In addition, commencing January 1, 2009, in consideration for the services provided to the company, we pay the Chairman of our board of directors a monthly fee of $5,000 and an annual bonus not to exceed $60,000 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").

As of December 31, 2009, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our directors and executive officers (one person), at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of June 2012 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions"), and (ii) 19,845 restricted share units granted to our directors and executive officers (6 persons).  Other than as specified in the share ownership table under Item 7 "Major Shareholders and Related Party Transactions," none of our directors and officers holds more than 1% of our outstanding shares.

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

David Rivel and Del-Ta Engineering are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him solely with respect to the election of directors.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  For a detailed description of this agreement, see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions".

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

Since October 2007, Yigal Berman has served as an observer to our board of directors.  In such capacity, he receives compensation equal to the compensation we pay our directors.  Mr. Berman's background is set forth below:

Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange, and Orpak's holding company, O.R.T. Technologies Ltd.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

Corporate Governance Requirements

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the "independence" requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission.  Our board of directors has determined that each of Messrs. Assia, Milner, Ramot and Vaadia and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Vaadia and Ms. Levy-Ron (who serve on our audit committee) qualifies as an independent director under the respective requirements of the Securities and Exchange Commission and NASDAQ.

Under the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

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

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

For a discussion of the requirements of Israeli law in this regard, see Item 10.B. "Additional Information – Memorandum and articles of association – Fiduciary Duties and Approval of Related Party Transactions," "– Shareholders" and "– Anti-Takeover Provisions."

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have reelected in January 2010.  At least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules and has "financial and accounting expertise," and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable Securities and Exchange Commission and NASDAQ Marketplace Rules and has "professional expertise".  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

A person may not serve as an outside director if at the date of the person's election or within the prior two years the person, or his or her relatives, partners, employers or entities under the person's control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us.  Under the Companies Law, "affiliation" includes:

•	an employment relationship,

•	a business or professional relationship maintained on a regular basis,

•	control, and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

An "office holder" is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title.  Each person listed in the table under "Director and senior management" is an office holder.

A person may not serve as an outside director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as a director.  If at the time any outside director is to be elected all members of the board are of the same gender, then the outside director to be elected must be of the other gender.  There is also a restriction on interlocking boards: A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.  Until the lapse of two years from the termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person.

Outside directors are elected by a majority vote at a shareholders' meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

•	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an outside director, which may be extended for additional three-year terms, subject to certain requirements.  An outside director may be removed only by the same special majority required for his or her election or by a court, and then only if the outside director ceases to meet the statutory qualifications for election or if he or she breaches a duty of loyalty to our company.  In the event of a vacancy in the position of an outside director, if there are then fewer than two outside directors, our board of directors is required under the Companies Law to call a special shareholders meeting as promptly as practical to elect a new outside director.  David Assia and Vered Levy-Ron are our outside directors under the Companies Law.  Their term of office will expire in January 2013.

Outside directors may be compensated only in accordance with regulations adopted under the Companies Law.  The compensation of an outside director must be determined prior to the person's consent to serve as an outside director.  Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and an investment committee.

Audit Committee.  Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors.  The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of a controlling shareholder's respective relatives.  In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the Securities and Exchange Commission and NASDAQ.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months.

The audit committee's duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls.  The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

Compensation Committee.  Our compensation committee consists of three directors, Alexander Milner, Gilad Ramot and David Assia, our outside director.  The compensation committee's duties include making recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Investment Committee.  Our investment committee consists of three directors, Dan Levinson, Guy Vaadia and David Assia, our outside director.  The investment committee's duties include reviewing and making recommendations to the board of directors regarding the company's investment policies.  The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee.  The primary role of the internal auditor is to examine whether a company's actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative.  The Companies Law defines an "interested party" as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.  Our internal auditor is Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu.

D.  Employees

As of December 31, 2009, we had 215 employees, of whom 169 were in operations, 20 were in sales and marketing, and 26 were in general and administration; as of December 31, 2008, we had 188 employees, of whom 147 were in operations, 18 were in sales and marketing, and 23 were in general and administration; and as of December 31, 2007, we had 142 employees, of whom 111 were in operations, 12 were in sales and marketing, and 19 were in general and administration.  Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 7 employees in the MSS business as of December 31,2009, of whom 3 were in operations and 4 in sales and marketing; and 3 employees as of December 31, 2008, of whom 1 was in operations and 2 were in sales and marketing.

As of December 31, 2009, 201 of our employees were located in Israel and 14 employees were located in the United States, and as of December 31, 2008, 178 of our employees were located in Israel and 10 employees were located in the United States.  Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor.  These provisions principally concern the maximum length of the work day and the work week for employees.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index.  The amounts and frequency of such adjustments are modified from time to time.  In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law ("Section 14"), the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, we entered into agreements with a majority of our employees in order to implement Section 14.  Therefore, beginning that date, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore we incur no additional liability since that date with respect to such employees.  In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer.  These amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  All of our full-time employees in Israel, are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

E.  Share ownership

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A. "Major Shareholders and Related Party Transactions – Major shareholders."

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

As of December 31, 2009, we had granted 104,261 restricted share units under the plan (net of expired restricted share units), 19,845 of which were outstanding on that date and will vest on October 31, 2010.  No other awards were granted under the plan as of December 31, 2009.  In January 2010, upon their reelection to our board of directors, we granted each of our two outside directors options to purchase 7,440 ordinary shares at an exercise price of $12.50 per ordinary share.

The Israeli Tax Authority approved our equity incentive plan under the capital gains tax track of Section 102.  Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares.  However, if we grant awards at a value below the underlying shares' market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares' market value at the date of grant and the remaining capital gains will be taxed at the grantee's regular tax rate.  We may not recognize expenses pertaining to the employees' restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee's regular tax rate.

If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately.  If we terminate the employment of an employee for any other reason, the employee may generally exercise his or her vested options within three months of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.  An employee whose employment is terminated due to disability or death may generally exercise his or her options (or his or her heirs, in the event of death) within one year of the date the employment is terminated.  Any expired or unvested options, restricted shares, restricted share units restricted return to the plan for reissuance.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table shows information as of March 15, 2010 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,326,716 ordinary shares outstanding as of March 15, 2010.  In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of March 15, 2010.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., Re'em, D.N. Shikmim 79813, Israel. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares
Executive Officers and Directors
Gilad Ramot	10,710	*
David Rivel (2)	2,205,740	12.61%
Gil Efron	-	-
Lior Rival	22,936	*
Maya Rival	10,008	*
Ziv Mor	10,008	*
David Assia	-	-
Amit Ben-Yehuda	3,336	*
Dan Levinson	-	-
Vered Levy-Ron	-	-
Alexander Milner	-	-
Ron Oren	-	-
Guy Vaadia	-	-
All directors and officers as a group (13 persons)(2)	2,262,738	12.89%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (3)	6,556,867	37.84%
Kardan Communications Ltd. (4)	4,233,600	24.43%
_______________________

*  Less than 1%.

(1)	Excludes outstanding restricted share units that do not vest within 60 days of March 15, 2010.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 19, 2010 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; and (iv) 50,400 ordinary shares at an exercise price of $7.45 per share.  These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 19, 2010 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 11, 2010, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 66.0% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 11, 2010, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 74.0% of the voting power and 61.1% of the share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 471,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of additional 2,035,640 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(4)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 12, 2010 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of December 31, 2009, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.9% of the voting power of Kardan Israel Ltd.

Based on Schedules 13G/A filed with the Securities and Exchange Commission by Del-Ta Engineering Equipment Ltd. and David Rivel, on January 28, 2008, January 14, 2009 and January 19, 2010 and on other information provided to us, (A) during 2007, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 64,700 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 445,934 ordinary shares in ordinary brokerage transactions, (B) during 2008, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 320,947 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 71,326 ordinary shares in ordinary brokerage transactions, and (C) during 2009, InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 85,420 ordinary shares in ordinary brokerage transactions.  We have been notified by Kardan Communications Ltd. that it has pledged its ordinary shares of the company in favor of a bank to secure a bank loan.

According to our transfer agent, as of March 15, 2010, we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 4,971,671 ordinary shares representing approximately 28.7% of outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.  Related party transactions

Shareholders Agreements

Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal.  The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term.  We have been advised by these principal shareholders that in November 2009, the term of the agreement was extended until November 2012.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our chief executive officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our chief executive officer.

In October 2006, our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, entered into an agreement providing each principal shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each principal shareholder shall have the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale.  The agreement has an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder's holdings represent less than 10% of our outstanding share capital.

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

Form F-3 Registration Rights.  At any time after we become eligible to file a registration statement on Form F-3, the entitled shareholders may, subject to certain terms and conditions, require us to file a registration statement on Form F-3, provided the aggregate offering price to the public, not including the underwriters' discounts and commissions, equals at least $2 million.  However, we shall not be required to effect more than two registrations on Form F-3 in any twelve-month period, and we may, in certain circumstances, defer the registration for up to 120 days once in any 12-month period if our board of directors determines that the filing would be detrimental to our shareholders and us.  The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

"Piggyback" Registration Rights.  In addition, the entitled shareholders received piggyback registration rights with respect to the registration under the Securities Act of ordinary shares.  In the event we propose to register any ordinary shares under the Securities Act either for our account or for the account of other shareholders, the entitled shareholders will be entitled to receive notice of the registration and to include shares in any such registration, subject to limitations.  Piggyback registration rights are also subject to the right of the underwriters of an offering to limit the number of shares included in the registration.  We may terminate or withdraw any piggyback registration prior to the effectiveness of the registration whether or not any entitled shareholder has elected to include securities in the registration.

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

Expiration of Registration Rights.  The registration rights described above will expire, with respect to each holder, on the earlier of: (i) the date that the holder is eligible to sell all of its shares subject to these registration rights under Rule 144 of the Securities Act within any 90-day period; and (ii) the lapse of five years following the completion of our initial public offering.  If, after five years, any shares cannot be sold without any volume limitations in any 90-day period without registration in compliance with Rule 144(k) of the Securities Act, we agreed to use our best efforts to assist such entitled shareholder in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.

Management Services Agreements

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications.  This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider.  Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.  The payments pursuant to this agreement aggregated $398 thousand in 2007, 2008 and 2009.

Employment Agreements

In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom, a company controlled by Mr. Rivel, which was amended in September 2006, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  We believe this agreement is equivalent to an employment agreement.  The term of the agreement is through December 31, 2011.  Either party may terminate the agreement upon 180 days' prior written notice.  If the agreement is terminated as a result of Mr. Rivel's death, we will pay Datacom a fee in the amount of $300 thousand plus VAT.

Pursuant to the agreement, Datacom was entitled to NIS 102,700 plus VAT per month through December 2006 and to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT beginning January 2007 as compensation for Mr. Rivel's services as our Chief Executive Officer.  Datacom is also entitled to a bonus of 6% of our annual net income up to $4 million in 2006 and up to $1 million thereafter, 8% of our annual net income above $4 million and up to our historical highest annual net income in 2006 and above $1 million and up to our historical highest annual net income thereafter, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income.  For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income.  In addition, the agreement provided that the 2006 bonus shall not be less than the 2005 bonus.  We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares.  The options vest in five installments over a period of four years, beginning on December 31, 2006, when approximately 1/6 of the options vested.  These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share.  Unvested options will expire upon termination of the service agreement and vested options will expire 6 months following termination of the services agreement.

We have also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom for any reason other than as a result of Mr. Rivel's death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part, which shall extend between 12 and 24 months depending on the date the Datacom agreement terminates or expires, $150 thousand if the agreement would have been terminated on or before December 31, 2008, $350 thousand if the agreement terminates during 2009, $450 thousand if the agreement terminates during 2010 and $650 thousand if the agreement terminates or expires during 2011.  In the event the Datacom agreement would have been terminated on or before December 31, 2008, we would not have been required to make this payment to Mr. Rivel if we had decided not to enforce such undertaking.

We also have employment agreements with Lior Rival, our Vice President – Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Vice-President Operations, who is the daughter of David Rivel.  These agreements can be terminated at will without notice, except as required by Israeli law.  The terms of their employment are substantially similar to the terms of employment of company employees in comparable positions.  The compensation paid to Lior Rival and Maya Rival is included in the aggregate direct compensation amount reported under Item 6 "Directors, Senior Management and Employees – Compensation."

Chairman Services Agreement

In August 2009 we entered into a Chairman Services Agreement with Mr. Gilad Ramot, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Mr. Ramot to the company, Mr. Ramot is entitled to a monthly fee of $5,000 and an annual bonus not to exceed $60,000.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results and the average trading price of our ordinary shares on NASDAQ.  Pursuant to its terms, the Chairman Services Agreement is initially effective for a one year period commencing January 1, 2009, and, subject to Mr. Ramot continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods through December 31, 2013.

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

Commercial Agreements

•
In February 2006, we entered into a service agreement with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 29.9% of the share capital and one of our directors serves as a director.  Under this agreement, BFTV LLC agreed to purchase from us international playout and uplink services in consideration for monthly payments of $31.4 thousand until May 31, 2006 and $33.7 thousand for the remainder of the agreement's term. In November 2006, we entered into an amendment to this agreement for additional services, pursuant to which the monthly payments were increased to $40.0 thousand for the remainder of the agreement's term.

•
In January 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and fiber connectivity services in consideration for monthly payments of $10.1 thousand.

•
In September 2007 we entered into another service agreement with BFTV LLC pursuant to which BFTV LLC agreed to purchase from us certain international playout and uplink services in consideration for monthly payments of $20.2 thousand.

•
In October 2009 we entered into an Extension Agreement with BFTV LLC, pursuant to which BFTV LLC agreed to extend the terms of all the agreements entered into between our company and BFTV LLC for an additional term of 3 years from the expiration of each agreement, such that the agreements shall expire between December 2012 and September 2013, in consideration for a discount to the total monthly fee of $10 thousand from May 2009 through December 2009, and $11 thousand for each month thereafter.

•
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

•
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

•
In August 2009 we entered into an agreement with IVP-Ivory Video Productions Ltd. under which we agreed to cooperate in the operation and marketing of an Israeli channel bundle on Dish Network's platform in consideration for a share of the revenues generated by such bundle.

Indemnification and Insurance

We have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers and purchased directors' and officers' liability insurance.  The insurance, indemnification and exculpation agreements and our articles of association require us to indemnify our directors and officers to the full extent permitted by law.  See Item 10.B. "Additional Information – Memorandum and articles of association – Exculpation, Indemnification and Insurance of Directors and Officers."

C.  Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated statements and other financial information

You can find our consolidated financial statements in Item 18 "Financial Statements."

Legal proceedings

On May 25, 2008, Screenpeaks Ltd., a former Israeli customer of our company, filed a claim with the Tel Aviv District Court against the Israeli Ministry of Communications, or the MOC, and our company for damages in the amount of NIS 23 million plus value added tax (approximately $6.1 million).  Screenpeaks alleges that we unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC.  The MOC filed a Notice to a Third Party against us asserting that if the MOC be held liable for damages to Screenpeaks, then we should indemnify it for such damages.  In May 2009, the District Court ordered that the proceedings will first examine the question of whether on the date the MOC instructed to terminate the agreement between the company and Screenpeaks, the agreement fulfilled the terms and conditions of the license issued to us by the MOC.  If it is determined that the agreement fulfilled the conditions of the MOC license, the complaint against us will be rejected and the customer will be entitled to seek remedy only from the MOC.  In the opinion of our company's management and legal advisers, the claims are without merit, and in the event the plaintiff prevails, the amount we will be required to pay will likely be insignificant. We are contesting these claims vigorously.

On November 5, 2009, the Regional Building and Zoning Committee sent our Chief Executive Officer a warning before filing an indictment for allegedly building and placing antennas at our Re'em teleport without a permit.  Our Chief Executive Officer was invited to a hearing before the Regional Building and Zoning Committee to assert his defense to such allegations.  The hearing has not taken place yet. For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation – Israeli Regulation – Local Buildings and Zoning Permits.

Dividend policy

We distributed to our shareholders cash dividends of $10.6 million and $8.5 million in 2008 and 2009, respectively.  During 2007, we did not distribute any dividends to our shareholders.

In March 2008, our board of directors adopted a new dividend policy to distribute not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  Dividend declaration is not guaranteed and is subject to our board of directors' sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends only out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Furthermore, the distribution of dividends may be subject to Israeli withholding taxes. See Item 10.B. "Additional Information – Memorandum and articles of association – Dividends" and Item 10.D. "Additional Information – Taxation – Taxation in Israel," respectively.

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2009.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and listing details

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol "RRST," and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Prior to November 1, 2006, there was no public market for our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2006 (from November 1, 2006)	$15.89	$11.25
2007	$26.50	$10.35
2008	$19.99	$7.27
2009	$15.68	$9.50
2008
First quarter	$19.99	$14.57
Second quarter	$15.66	$10.15
Third quarter	$13.98	$10.31
Fourth quarter	$12.57	$7.27
2009
First quarter	$13.70	$9.50
Second quarter	$15.68	$9.52
Third quarter	$13.21	$11.00
Fourth quarter	$12.78	$9.61
Most recent six months
September 2009	$13.21	$11.08
October 2009	$12.78	$10.43
November 2009	$11.93	$9.61
December 2009	$12.34	$11.05
January 2010	$12.50	$11.25
February 2010	$11.78	$9.52
March 2010 (through March 17, 2010)	$11.81	$10.43

On March 17, 2010, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $11.79 per share.  According to our transfer agent, as of March 16, there were five holders of record of our ordinary shares.

B.  Plan of distribution

Not applicable.

C.  Markets

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol "RRST," and commenced trading on the NASDAQ Global Select Market on January 1, 2008.

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

Ordinary Shares

Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share.  As of March 15, 2010, we had 17,326,716 ordinary shares outstanding.

The holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except in the election of directors in which our shareholders are entitled to cumulative voting (see Item 6.C. "Directors, Senior Management and Employees – Board practices").  Holders of our ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

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

As described above under Item 4.B. "Information on the Company – Business Overview – Regulation –Israeli Regulation – Ministry of Communications," any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by our license.  If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

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

(3)           election and dismissal of directors (except for outside directors) – see Item 6.C. "Directors, Senior Management and Employees – Board practices."

(4)           amendment to the articles of association.

(5)           nomination and dismissal of an outside director – see Item 6.C. "Directors, Senior Management and Employees – Board practices – Outside directors."

(6)           related party transactions – see "– Fiduciary Duties and Approval of Related Party Transactions" below.

(7)           exculpation, indemnification or insurance of directors – see "—Exculpation, Indemnification and Insurance of Directors and Officers" below.

(8)           compensation for a director that is different than the compensation for the other directors.

Election of Directors

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors are elected by cumulative voting of the shareholders present, in person or by proxy, at a shareholders meeting.  See Item 6.C. "Directors, Senior Management and Employees – Board practices."

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

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

•	an amendment to our articles of association;

•	an increase in our authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary duties.  The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.  An office holder's fiduciary duties consist of a duty of loyalty and a duty of care.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder's position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others.  This duty also requires an office holder to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

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

Disclosure of personal interest.  The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company.  "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager.  "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction."  The Companies Law defines an "extraordinary transaction" as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

Approvals.  The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction.  The transaction may not be approved if it is adverse to our interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company's audit committee and the board of directors are required.  Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval.  The audit committee may not approve the transaction unless, at the time of the approval, at least two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee approved the transaction.

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

Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder.  For this purpose, a "controlling shareholder" is any shareholder who has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

•
the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 1% of the aggregate voting rights of our company.

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder:

•	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court,

•
reasonable legal costs, including attorneys' fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either:

m	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

m	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

•	reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

m	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

m	in a criminal action in which the office holder is found innocent, or

m	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event.  If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company's actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

Exculpation of Office Holders

Under the Companies Law, a company may, if permitted by its articles of association, exculpate an office holder from a breach of duty of care in advance of that breach.  Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law.  Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law.  A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

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

Anti-Takeover Provisions

Mergers and Acquisitions.  The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction.  Each merging company's board of directors and shareholders must approve the merger.  Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger.  A merging company must inform its creditors of the proposed merger.  Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Tender Offer.  The Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders.  A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights.  A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would reach 25% or 45% of the voting rights, as applicable, (ii) the purchaser reaches the 25% threshold by purchasing shares from a shareholder who held 25% or more of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, the purchaser acquires more than 95% of the company's shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase 95% or more of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Ownership Limitations.  Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly.  Our license was amended in connection with our initial public offering in November 2006 to provide, among other things, that should a shareholder, other than our shareholders prior to the initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Ministry of Communications, its holdings will be converted into dormant shares for as long as the Ministry of Communications' consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.  For additional information regarding the provisions of our amended license as it relates to restrictions on the transfer of control, see Item 4.B. "Information on the Company – Business Overview – Regulation – Israeli Regulation – Ministry of Communications."

Our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

Tax Law.  Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law.  For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.  Material contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc.	Item 4.D. "Information on the Company – Property, plants and equipment."
Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant	Item 4.D. "Information on the Company – Property, plants and equipment."
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant	Item 4.B "Information on the Company – Business overview – Overview."
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant	Item 4.B "Information on the Company – Business overview – Overview."
Letter agreement, dated July 1, 2009, between Zu'aretz Avraham and the Registrant granting the registrant an option to extend the lease for the main teleport in Re'em, Israel, for two additional terms of five years.
Item 4.D. "Information on the Company – Property, plants and equipment."

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

Corporate Tax Structure in Israel

Israeli companies were subject to corporate tax at the rate of 26% of their taxable income in 2009.  The rate was 29% for 2007, 27% for 2008 and is scheduled to decline to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and subsequent years.

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

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel), including shares of RRsat and securities held by us.  The Israeli Income Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus."  Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  Real Gain is the excess of the total capital gain over the Inflationary Surplus.  Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel, such as the NASDAQ Global Market, and provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets).  An investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an "Approved Enterprise," is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%).  If the dividend is distributed during the benefit period or within the following 12 years (the 12-year limitation does not apply to a foreign investor's company), the dividend recipient is taxed at the reduced withholding tax rate of 15%.  After this period, the withholding tax rate is 25%.

We were granted in 2006 an "Approved Enterprise" status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  In 2009, 2008 and 2007, we realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $220 thousand, $160 thousand and $11420 thousand, respectively.

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

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. The following discussion is not exhaustive of all possible tax considerations.  This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect.  Such change could materially and adversely affect the tax consequences described below.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares.  (See "Taxation in Israel" above.)

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as:  banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

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

This summary is directed solely to holders that hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.  For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of ordinary shares that is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term "Non-U.S. Holder" means a beneficial owner of ordinary shares that is not a U.S. Holder.  As described in "Taxation of Non-U.S. Holders" below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

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

Taxation of U.S. Holders

The discussion in "Distributions on Ordinary Shares" and "Dispositions of Ordinary Shares" below assumes that we will not be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in "Passive Foreign Investment Company" below.

Distributions on Ordinary Shares

General.  Subject to the discussion in "Passive Foreign Investment Company" below, if you actually or constructively receive a distribution on ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any foreign (e.g., Israeli) taxes withheld.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations.  Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares, and thereafter as capital gain.  Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.
We do not intend to calculate our earnings and profits under U.S. federal income tax principles.  Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income ("QDI") are taxable at a maximum tax rate of 15%.  Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  The IRS has determined that the United States-Israel income tax treaty is satisfactory for this purpose.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year.  We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.  However, please see the discussion under "Passive Foreign Investment Company" below.  Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date.  However, your holding period will be reduced for any period during which the risk of loss is diminished.

Moreover, a dividend will not be treated as QDI to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.  Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on ordinary shares.

Foreign Currency Distributions. A dividend paid in foreign currency (e.g., new Israeli shekel (NIS)) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss.  However, if you convert the foreign currency into U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations.  The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency into U.S. dollars.  Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.

In-Kind Distributions.  Distributions to you of new ordinary shares or rights to subscribe for new ordinary shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax.  The adjusted tax basis of the new ordinary shares or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution.  However, in the case of a distribution of rights to subscribe for ordinary shares, the adjusted tax basis of the new rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above.  Your holding period for the new ordinary shares or rights will generally include the holding period for the old ordinary shares on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, including potential limitations under the United States-Israel treaty, any foreign (e.g., Israeli) taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income.  This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes.  The foreign tax credit limitation is calculated separately with respect to specific classes of income.  For this purpose, distributions characterized as dividends distributed by us will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income."  Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Dispositions of Ordinary Shares

Subject to the discussion in "Passive Foreign Investment Company" below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares.  Such gain or loss will be capital gain or loss.

If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders.  If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes, unless a different result is achieved under the United States-Israel income tax treaty.  You should consult your own tax advisor regarding the effect of such treaty on the source of income.
You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the "income test") or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the "asset test").  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain "look through" rules apply for purposes of the income and asset tests described above.  If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation's assets, and (b) received directly a proportionate share of the other corporation's income.  In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.  In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures.  If our actual revenues and capital expenditures do not match our projections, we may become a PFIC.  For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase.  In addition, our determination is based on a current valuation of our assets, including goodwill (generally an active asset).  In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares.  Such market price may fluctuate, and may be especially volatile for a technology company such as us.  If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC.  Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill.  We believe our valuation approach is reasonable.  However, it is possible that the IRS will challenge the valuation of our assets, including goodwill, which may result in our being a PFIC.

We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.  However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund ("QEF") under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder owning ordinary shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

▪
any "excess distribution" paid on ordinary shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares prior to the current taxable year, if shorter); and

▪	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares.

Under these default tax rules:

▪	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

▪	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

▪	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

▪	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in "Distributions on Ordinary Shares") if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares and any gain realized on the disposition of ordinary shares.

QEF Election.  If you own (or owned) ordinary shares while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above.  Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us.  However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock.  The ordinary shares will be "marketable stock" as long as they remain listed on the NASDAQ Global Select Market and are regularly traded.  Stock is "regularly traded" for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded. If you own (or owned) ordinary shares while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above.  Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ordinary shares for each taxable year that we are a PFIC.  You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years.  Your adjusted tax basis in the ordinary shares will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.  You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or proceeds on the disposition of ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations.  Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in "Information Reporting and Backup Withholding" below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in "Taxation of U.S. Holders – Distributions on Ordinary Shares" above.  In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares

Subject to the discussion in "Information Reporting and Backup Withholding" below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in "Taxation of U.S. Holders – Dispositions of Ordinary Shares" above.  Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

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

F.  Dividends and paying agents

Not applicable.

G.  Statements by experts

Not applicable.

H.  Documents on display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended.  As a "foreign private issuer," we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission. The reference to our website is an inactive textual reference only and the information on, or accessible through, our website is not part of this Annual Report.

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

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at Re'em, D.N. Shikmim 79813, Israel.

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

As of the end of the reported period, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and two brokerage firms located in the United States based on our investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2009, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq's satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania.  The remainder $26.9 million were in cash equivalents, short term deposits and marketable securities.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to provide reasonable assurance (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management's assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2009.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

The table below summarizes the total remuneration that we paid to our independent accountants, Somekh Chaikin, a member firm of KPMG International.

	Year Ended December 31, 2008	Year Ended December 31, 2009
	(in thousands)
Audit fees	$165	$159
Audit-related fees	--	--
Tax fees (1)	58	16
All other fees	--	--
Total	$223	$175
_______________________

(1)
"Tax fees" are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee's pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.

Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

See Item 3.D. "Key Information – Risk factors – Risks relating to our operations in Israel – As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, etc.", Item 6.C. "Directors, Senior Management and Employees – Board practices", and Item 10.B. "Additional Information – Memorandum and articles of association" for a description of the significant ways in which the registrant's corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-47 below.

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

4.5
Special License to Render Telecommunication Services, Amendment No. 3, issued to the Registrant on October 29, 2008 by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.6
Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc. (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.7
Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant (English summary of Hebrew original) (incorporated herein by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.8	Letter agreement, dated July 1, 2009, between Zu'aretz Avraham and the Registrant (translated from Hebrew).+

4.9	Special License to Render Telecommunication Services, Amendment No. 4, issued to the Registrant on June 25, 2009 by the Israeli Ministry of Communications (translated from Hebrew).

4.10	Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant.+

4.11	Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant.+

8	List of significant subsidiaries.

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.

+	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of December 31, 2009

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Financial Statements

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRsat Global Communications Network Ltd.:

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 17, 2010

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

		December 31	December 31
	Note	2008	2009

Current assets
Cash and cash equivalents	1D; 2	$34,749	$14,941
Short- term deposits		-	9,900
Marketable securities	1E; 3	6,102	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,188 and $4,484 as of December 31, 2008 and 2009 respectively)	1F	11,227	16,765
Other	4	417	559
Fair value of embedded currency conversion derivatives	1R	2,234	1,703
Deferred taxes	1M; 14	552	1,507
Prepaid expenses		1,390	1,984

Total current assets		56,671	70,067

Deposits and long-term receivables	5	1,791	1,030

Marketable securities	1E; 3	5,743	-

Long- term prepaid expenses	10D	7,897	7,787

Deferred taxes	1M; 14	-	505

Assets held for employee severance payments	1G	1,305	1,664

Fixed assets, at cost, less accumulated
depreciation and amortization	1H; 6	25,993	29,119

Goodwill	1I; 16	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1J; 16	1,353	1,215

Total assets		$104,487	$115,121

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Balance Sheets (Continued)

In thousands except share data

	Note	December 31 2008	December 31 2009
Liabilities and shareholders’ equity
Current liabilities
Accounts payable:
Trade		$8,709	$11,275
Other	14I;7	1,944	2,255
Fair value of embedded currency
conversion derivatives	1R	1,205	2,000
Related parties		25	4
Deferred income	1O; 8	5,440	8,326

Total current liabilities		17,323	23,860

Long-term liabilities
Deferred income	1O; 8	6,689	6,731
Liability in respect of employee severance payments	9	1,378	1,699
Deferred taxes	1M; 14	747	888

Total long-term liabilities		8,814	9,318

Total liabilities		26,137	33,178

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary shares NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2008 and 2009; 17,306,783
and 17,326,716 shares issued and fully paid as of
December 31, 2008 and 2009, respectively)		40	40
Additional paid in capital		52,106	52,521
Retained earnings		26,309	29,407
Accumulated other comprehensive loss		(105)	(25)

Total shareholders’ equity		$78,350	$81,943

Total liabilities and shareholders’ equity		$104,487	$115,121

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2007	2008	2009

Revenues	1O; 12	59,221	$78,993	$93,687
Cost of revenues		38,419	53,477	64,548

Gross profit		20,802	25,516	29,139
Operating expenses
Sales and marketing		3,017	3,914	5,554
General and administrative		5,767	6,582	8,391

Total operating expenses		8,784	10,496	13,945

Operating income		12,018	15,020	15,194
Interest and marketable securities income	13	2,631	1,111	639
Currency fluctuation and other financing
expenses, net		329	177	299
Changes in fair value of embedded currency
conversion derivatives	1R	(646)	1,342	(1,326)
Other income, net		4	10	26
Income before taxes on income		14,336	17,660	14,832
Income taxes	1M; 14	2,932	4,228	3,254
Net income		$11,404	$13,432	$11,578

Income per Ordinary Share	1L
Basic income per Ordinary Share		0.66	0.78	0.67

Diluted income per Ordinary Share		0.65	0.77	0.67

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		17,249,710	17,290,099	17,310,005

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share		17,418,180	17,399,375	17,399,324

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

In thousands except share data

			Additional		Accumulated other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total

Balance as of
January 31, 2007	17,242,300	$40	$51,280	$12,025	$-	$63,345

Changes during 2007

Vesting of RSU's	44,462	* -	-	-	-	* -
Stock based
compensation	-	-	411	-	-	411
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $0.27	-	-	-	-	(1)	(1)
Net income	-	-	-	11,404	-	11,404
Total comprehensive
income	-	-	-	11,404	(1)	11,403
Balance as of
December 31, 2007	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Dividend paid
$0.32 per share	-	-	-	(5,532)	-	(5,532)
Dividend paid
$0.29 per share	-	-	-	(5,020)	-	(5,020)
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $37	-	-	-	-	(104)	(104)
Net income	-	-	-	13,432	-	13,432
Total comprehensive
income	-	-	-	13,432	(104)	13,328
Balance as of
December 31, 2008	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

* Less than $1

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consilidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (continued)

In thousands except share data

			Additional		Accumulated other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total

Balance as of
January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

Changes during 2009

Vesting of RSU's	19,933	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Dividend paid
$0.32 per share	-	-	-	(5,538)	-	(5,538)
Dividend paid
$0.17 per share	-	-	-	(2,942)	-	(2,942)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $27	-	-	-	-	80	80
Net income	-	-	-	11,578	-	11,578
Total comprehensive
income	-	-	-	11,578	80	11,658
Balance as of
December 31, 2009	17,326,716	40	52,521	29,407	(25)	81,943

* Less than $1

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2007	2008	2009

Cash flows from operating activities
Net income	$11,404	$13,432	$11,578

Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	2,971	3,971	5,584
Provision for losses in accounts receivable	1,094	972	2,421
Deferred taxes	(329)	324	(1,346)
Discount accretion and premium amortization
of held- to- maturity securities, net	(1,361)	(635)	299
Discount accretion and premium amortization
of available- for- sale securities, net	(16)	(246)	(396)
Changes in liability for employee severance payments, net	(10)	49	(38)
Capital gains on sale of fixed assets, net	(4)	(10)	(26)
Stock- based compensation	411	415	415
Changes in fair value of embedded currency
conversion derivatives	646	(1,342)	1,326
Loss (profit) from trading securities, net	(445)	551	(340)

Changes in assets and liabilities:
Increase in accounts receivable - trade	(1,328)	(1,778)	(7,959)
Decrease (increase) in related parties, net	49	13	(21)
Decrease (increase) in accounts receivable - other	279	101	(142)
Increase in prepaid expenses, net	(696)	(471)	(594)
Decrease (increase) in deposits and
long-term receivables	(86)	(687)	761
Increase in accounts payable	128	3,886	2,504
Increase in deferred income	2,423	1,769	2,928

Net cash provided by operating activities	$15,130	$20,314	$16,954

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2007	2008	2009

Cash flows from investing activities
Investment in fixed assets	$(5,352)	$(11,026)	$(7,955)
Investment in other assets	(1,033)	(195)	(161)
Investment in short- term deposits	-	-	(9,900)
Business combination (See C below)	-	(15,573)	-
Investment in available- for- sale securities	(3,048)	(21,689)	(16,804)
Investment in held- to- maturity securities	(33,989)	-	-
Decrease (increase) in trading securities, net	(1,570)	1,877	(13)
Proceeds from available- for- sale securities	1,062	18,707	1,846
Proceeds from held- to- maturity securities	5,807	24,462	4,652
Proceeds from sale of fixed assets	9	15	53

Net cash used in investing activities	$(38,114)	$(3,422)	$(28,282)

Cash flows from financing activities
Dividend paid	$-	$(10,552)	$(8,480)
Net cash used in financing activities	$-	$(10,552)	$(8,480)

Increase (decrease) in cash and cash equivalents	$(22,984)	$6,340	$(19,808)

Balance of cash and cash equivalents at beginning of year	$51,393	$28,409	$34,749

Balance of cash and cash equivalents at end of year	$28,409	$34,749	$14,941

A. Non-cash transactions

Investment in fixed assets	$138	$306	$679

B. Supplementary cash flow information

Income taxes paid	$3,650	$3,392	$5,208

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2007	2008	2009

C. Business combination (Note 16)

Investment in fixed assets	$-	$3,748	$-
Investment in other assets and prepaid expenses	-	6,840	-
Investment in intangible assets	-	1,251	-
Investment in goodwill	-	3,734	-
Net cash paid	$-	$15,573	$-

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies

A.	General

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

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

In June 2009 the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification ("ASC"), or Codification, as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Although the establishment of the ASC did not change current GAAP, it did change the way the Company refers to GAAP throughout this document to reflect the updated referencing convention.

C.	Functional and reporting currency

The accounting records of the Company are maintained in New Israeli Shekels (NIS) and U.S. dollars. The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Therefore it has been determined to be the Company’s functional currency.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

D.	Cash and cash equivalents

All highly liquid deposits with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

E.	Marketable securities

Marketable securities at December 31, 2009 and 2008 consist of U.S. Agency debentures, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

Trading and available for sale securities are recorded at fair value. The fair value of debt securities and equity securities is based on quoted market prices in active markets at the reporting date for those investments. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held to maturity or available for sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the “Interest and marketable securities income” line item in the consolidated statements of operations. Dividend and interest income are recognized when earned.

In April 2009, the FASB issued ASC 320-10 (formerly known as FSP FAS 115-2) and ASC 958-320 (formerly known as FAS 124-2), “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320-10 and ASC 958-320), which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statements disclosures for OTTI on debt and equity securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable income taxes. Standards ASC 320-10 and ASC 958-320 did not have material effect of the Company’s financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

F.	Provision for doubtful accounts

The financial statements include specific provisions for doubtful debts, which, in management's opinion, adequately reflect the loss included in those debts the collection of which is doubtful.  Doubtful  debts, which according to Company’s management opinion are unlikely to be collected, are written-off  from the Company’s books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience. The changes in the provision during the year:

	Year ended December 31
	2007	2008	2009

Opening balance	$987	$1,882	$2,188
Additions during the year	1,094	972	2,421
Deductions during the year	(199)	(666)	(125)

Closing balance	$1,882	$2,188	$4,484

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

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

I.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, on December 31 or upon the occurrence of a trigger event. In accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets), the goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

No impairment loss was required in 2009. See also Note 16.

J.	Intangible Assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

K.	Stock compensation plans

The Company accounts for its employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all stock- based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the awards ultimately expected to vest (net of forfeitures).

The Company amortizes its share- based compensation expense on a straight- line method.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

L.	Income per Ordinary Share

Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares, during the period if dilutive. Potential common shares arise from stock options and unvested restricted shares units. The dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2007	2008	2009
Income per Ordinary Share
Net income attributable to Ordinary Shares	$11,404	$13,432	$11,578
Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	17,249,710	17,290,099	17,310,005
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	168,470	109,276	89,319

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	17,418,180	17,399,375	17,399,324

Basic income per Ordinary Share	0.66	0.78	0.67

Diluted income per Ordinary Share	0.65	0.77	0.67

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

M.	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

N.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, investments in marketable securities, share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

O.	Revenue recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable. Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional two to five years. Deposits received for the latest one-six months of long-term service arrangements are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipments are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

VAT collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operation.

P.	Long-lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, (FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), long lived assets, such as fixed assets, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Q.	Liability in respect of employee severance payments

The Company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date (the “shut-down method”) in accordance with the provisions of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee in Israel multiplied by the number of years of employment as of the balance sheet date. For employees subject to section 14 of the Israel Severance pay law- 1963, the liability is calculated as of the salary on the date of which section 14 has started being effective per each employee.

R.	Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”.  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

S.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel and the U.S. The Company invests in securities with original maturity dates of up to three years with credit ratings of A and above.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical  dispersion of the Company's customer base and the Company's policy of requiring collateral or security on sales to customers.

T.	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

U.	Accounting standards adopted in 2009

In April 2009, the Company adopted ASC 320-10 (formerly known as FSP FAS 115-2) and ASC 958-320 (formerly known as FAS 124-2), “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320-10 and ASC 958-320) which significantly changes the existing other-than-temporary impairment model for debt securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities. ASC 320-10 and ASC 958-320 did not have material effect of the Company’s financial statements. See also Note 1E.

Effective April 1, 2009, the Company adopted ASC 820-10 (formerly known as FSP FASB statement No. 157-4) “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This ASC provides additional guidance for estimating fair value in accordance with ASC 820-10, “Fair Value measurements”, when the volume and level of activity for the asset or liability have significantly decreased and when circumstances indicate a transaction is not orderly. ASC 820-10 did not have material effect of the Company’s financial statements.

Effective April 1, 2009, the Company adopted ASC 855-10 (formerly known as FASB SFAS No. 165), “Subsequent Events”. ASC 855-10 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature.

Note 2 - Cash and Cash Equivalents

	December 31	December 31
	2008	2009

Denominated in U.S. dollars	$31,345	$10,339
Denominated in Euro	2,030	4,312
Denominated in NIS	1,336	274
Other	38	16

	$34,749	$14,941

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 3 - Marketable Securities

A.
The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale and held to maturity debt securities by major security type and class of security are as follows:

		Gross unrealized	Gross unrealized
	Amortized	holding	holding
	cost	gains	(losses)	Fair value
As of December 31, 2009
Available- for- sale:
Corporate debentures- current	$15,546	$68	$(136)	$15,478
US Agency debentures- current	5,035	43	(8)	5,070
	$20,581	$111	$(144)	$20,548

Held- to- maturity:
Corporate debentures- current	$765	$10	$-	$775
	$765	$10	$-	$775

As of December 31, 2008
Available- for- sale:
Corporate debentures- Non current	$3,208	$-	$(130)	$3,078
US Agency debentures- current	1,011	-	(28)	983
US Agency debentures- Non current	1,011	16	-	1,027
	$5,230	$16	$(158)	$5,088

Held- to- maturity:
Corporate debentures- current	$4,078	$-	$(138)	$3,940
Corporate debentures- Non current	1,638	-	(69)	1,569
	$5,716	$-	$(207)	$5,509

B.	Maturities of debt securities classified as available- for- sale and held- to- maturity were as follows:

	December 31 2008		December 31 2009
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Available- for- sale:
Current maturities	$1,011	$983	$20,581	$20,548
Due after one year through five years	4,219	4,105	-	-
	$5,230	$5,088	$20,581	$20,548
Held- to- maturity:
Current maturities	$4,078	$3,940	$765	$775
Due after one year through five years	1,638	1,569	-	-
	$5,716	$5,509	$765	$775

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 3 - Marketable Securities (cont’d)

C.
Proceeds from the sale of investment securities available for sale were $2,792  in 2009 (2008- $17,980) ; gross realized gains included in interest and marketable securities income in 2009 were $123 (2008-gross realized loss of $55).

D.
The Company also maintains a $1,395 portfolio of investment securities classified as trading (December 31 2008- $1,041). Net realized gains on trading securities during the year ended December 31 2009 were $281 (For year ended December 31 2008- net realized losses were $99), and are included in interest and marketable securities income. Net unrealized gains on trading securities held at year end and included in other comprehensive income for 2009 were $59 (Net unrealized losses for 2008- $452).

E.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

At December 31, 2009	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(136)	$6,731	$(136)	$6,731
US Agency debentures	(8)	1,505	(8)	1,505
	$(144)	$8,236	$(144)	$8,236

At December 31, 2008	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(130)	$3,078	$(130)	$3,078
US Agency debentures	(28)	2,010	(28)	2,010
	$(158)	$5,088	$(158)	$5,088
Held to maturity:
Corporate debentures	$(207)	$5,509	$(207)	$5,509

US Agency debentures: The unrealized losses on investments in U.S. Agency debentures were caused by increases in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

Corporate debentures: The unrealized losses on investments in  debentures were caused by increases in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 4 - Other Receivables

	December 31	December 31
	2008	2009

Government institutions	$324	$447
Other	93	112

	$417	$559

Note 5 - Deposits and Long-Term Receivables

	December 31	December 31
	2008	2009

Long-term deposits (1)	$42	$85
Prepaid expenses (2)	1,749	945

	$1,791	$1,030

(1)	Deposits in respect of operating leases of motor vehicles.

(2)
Prepaid expenses for the last one to six months of long-term service agreements with suppliers. As of December 31, 2009 the balance includes an amount of $587 (December 31, 2008 - $ 1,008) in U.S. dollars and an amount equivalent to $358  in Euro (December 31, 2008 - $ 741).

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31	December 31
	2008	2009

Land	$379	$379
Building	4,949	5,928
Communications equipment	29,105	35,199
Office furniture and equipment	1,529	2,430
Motor vehicles	632	729
Leasehold improvements	4,162	4,339
	40,756	49,004
Accumulated depreciation and amortization	14,763	19,885

Fixed assets , net	$25,993	$29,119

Depreciation and amortization expense for the years ended December 31, 2007, 2008 and 2009 are $ 2,971, $ 3,913 and $5,175, respectively.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 7 - Accounts Payable – Other

	December 31 2008	December 31 2009

Liabilities regarding employees	$745	$1,120
Government institutions	385	227
Accrued expenses	573	720
Other	241	188
	$1,944	$2,255

Note 8 - Deferred Income

Deferred income represents an advance payment for the last one to six months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2018.

Note 9 - Liability in Respect of Employee Severance Payments

A.
Under Israeli law and labor agreements, the Company is required to make severance payments to retired or terminated employees and to employees leaving employment in certain other circumstances. In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds and/or by purchase of  insurance policies of the Company. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, beginning that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.
Consequently, the assets held for employee severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through each date the Company has entered into agreements with each such employee in order to implement Section 14. Gains earned until December 31, 2009 are added to the redemption value of deposits per each employee. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employee severance benefits as of the date the Company has entered into agreements with those employees in order to implement Section 14. As a result of the implementation of Section 14, as described above, the liability with respect to those employees will remain constant, until such liability will be removed, either by termination of employment or retirement, or by any future rise to the salary of an employee in a way that the rise paid to each employee multiplied by the number of years of employment of such employee until the date of implemetation of section 14.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 9 - Liability in Respect of Employee Severance Payments (cont’d)

D.	Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2007, 2008 and 2009 are $ 351, $367, and $321, respectively.

Note 10 - Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities, the last of which will end by June 15, 2013 and which have some extension options. In addition, the Company is engaged in long-term operating network leases. The annual payments the Company is committed to pay over the next  five years and thereafter (including the options), as of December 31, 2009, are as follows:

2010	$43,657
2011	26,320
2012	18,299
2013	13,760
2014	10,309
2015 and thereafter	4,880

$117,225

Operating lease expenses under long- term operating network leases for the years ended December 31, 2007, 2008 and 2009 are $29,983, $40,764 and $45,900 respectively. Rental expenses under the lease agreements for the years ended December 31, 2007, 2008 and 2009 are $232, $284 and $327 respectively.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31 2008	December 31 2009

Guarantees provided by the banks to third parties	$1,266	$3,314

The guarantees were granted to third parties (vendors) to secure the Company’s performance under such contracts (broadcasting services and leases) and to the Israeli Tax Authority. Guarantees were provided for up to one year period  and are renewed each year according to the vendor’s contract terms and conditions.  The  guarantees may be exercised by the third party at any time, subject to the terms in the contracts between the Company and the third party.

In connection with a guarantee in the amount of approximately $925 that was provided by a bank to the Israeli Tax Authority- please see Note 14J.

C.
The Company has two lines of credit provided to it by two banks (approximately $2,000 each). From time to time the Company uses its lines of  credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

D.
On March 11, 2007, the Israel Land Administration (ILA), authorized to allocate the Company a parcel of land of approximately 538,200 square feet near Galon, Israel. In May 2007, the Company and the ILA entered into a development agreement pursuant to which the Company undertook to commence building a teleport on the site within eighteen months as of the date the approval of the allocation of the land, and to finish the building by no later than April 1, 2010.

Contingent upon the Company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with the Company for a term of 49 years effectively starting from the date the Company and the ILA entered into a development agreement, with an extension option of additional 49 years, as of the date of the approval of the allocation of the land. The Company has not yet commenced to develop the site, and has informed the ILA of the delay due to delays in obtaining building permits from the regional Building Land Zoning Committee. Cancelation of the development agreement may result in refund of the fees paid for the land less a 15% termination fee and 6% per annum fee. In the opinion of the Company, there is a remote chance that the ILA will cancel the allocation of the land to the Company.

All payments under the lease agreement were prepaid, classified as non- current asset under prepaid expenses with amortization occuring on a straight- line basis over the expected lease term.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

E.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site has expired on October 20, 2009.  The Company has applied to extend the permit for an additional 3-year term and is awaiting the decision of the Regional Building and Zoning Committee.  If the request is not granted, the Company intends to appeal for the decision. The building permits for the Emek Ha'ela teleport site has no expiration date.

F.
Screenpeaks Ltd., a former Israeli customer, filed a complaint on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The complaint alleges that the Company unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC. The plaintiff is seeking damages from the Company and the MOC in the amount of NIS 23,000 (approximately $6,100). As part of the legal procedure the MOC filed with the court a third party statement claiming it will seek remedies from the Company for any damage it will incur as a result of a court decision in the favour of the plaintiff. The Company rejects the allegations and is contesting the claim vigorously. On May 27, 2009 the District Court decided that the proceedings will first examine the question of whether on the date the MOC instructed to terminate the agreement between the Company and the customer, the agreement fulfilled the terms and conditions of the license issued to the Company by the MOC.

If it is made clear that the agreement fulfilled the conditions of the license, the complaint against the Company will be rejected and the customer will be entitled to remedies only from the MOC. In the opinion of the Company's management and legal advisers, in the event the plaintiff prevails, the amount the Company will be required to pay will likely be immaterial. Therefore, no provision has been made in the consolidated financial statements with respect to the claim.

Note 11 - Share Capital

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

The Company's license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of the Company may be acquired or transferred, directly or indirectly.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 11 - Share Capital (cont'd)

A.		Ordinary shares (cont'd)

In connection with the Company's initial public offering in November 2006, the Company's license was amended to provide that the Company's entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of the Company's shares that do not result in the transfer of control of the Company are permitted without the prior approval of the Ministry of Communications, provided that:

•
In the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), the Company must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
In the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over the Company (but which does not result in a transfer of control of the Company), the Company must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications for such transfer.

In addition, should a shareholder,  other than the Company’s existing shareholders prior to the Initial Public Offering, become a  beneficiary holder of 10% or more of the Company’s shares or acquire shares in an amount resulting in  such shareholder having significant influence over the Company without receiving the consent of the  Minister of Communication, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to  participate in such offerings.

The Company's license also states that means of control of the Company, or of an interested shareholder of the Company (which generally would include a holder of 5% of the Company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 11 - Share Capital (cont'd)

B.	Employees' stock options

(1)	Options granted to the CEO

On March 15, 2006, the Company signed an agreement with its CEO's wholly-owned company regarding his compensation for management services. The agreement will be in effect up to the end of 2011.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter - the 2006 options). The 2006 options shall vest, according to a graded- schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2009:

					Aggregate
					intrinsic value
					as of
	Remaining		Grant date	Grant date	December 31,
Number of	contractual	Exercise	fair value per	intrinsic	2009
options	life (in years)	Price (in $)	Share (in $)	Value (in $)	(in $)

37,800	2	5.60	5.60	-	215,460
37,800	2	6.16	5.60	-	194,292
44,100	2	6.77	5.60	-	199,773
50,400	2	7.45	5.60	-	194,040
63,000	2	8.35	5.60	-	185,850
233,100					989,415

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2009, there was approximately $107 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 1.25 years.

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represented the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years.

(3)	Expected average volatility of 39.51%, which represented a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(1)	Options granted to the CEO (cont'd)

The options activities are as follows:

	Number of	Weighted average	Weighted- Average grant-date
	shares	exercise price	fair value
Options outstanding at December 31, 2006, 2007, 2008
and 2009	233,100	$6.99	$1.83

Options exercisable as at December 31, 2008	170,100	$6.58	$1.83

Options exercisable as at December 31, 2009	119,700	$6.20	$1.83

From grant date through December 31, 2009, none of the 2006 options were exercised or forfeited and no new options were granted during 2009.

(2)	Restricted share units granted to employees and directors

In the fourth quarter of 2006, the Company adopted an equity incentive plan ("the Plan").

Under the Plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares.

Restricted Share Units are granted in the form of units to acquire one share. Until the shares are issued subject to the vesting of such unit, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the units to acquire Shares.

The total number of ordinary shares that will be available for grant under the plan is 441,000 ordinary shares. The plan is under Section 102 of the Israeli Income Tax Ordinance which provides certain tax benefits in connection with share-based compensation to employees, officers and  directors.

On October 31, 2006, the Company has granted a total of 105,840 restricted share units which vest over four years from the grant date. The grant date fair value of the restricted share units was $12.50 per share.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(2)	Restricted shares units granted to employees and directors (cont'd)

Restricted share units activity during the periods indicated is as follows:

Number of
restricted
shares units
Balance at January 1, 2007	105,840
Vested	(44,462)
Forfeited	(1,012)
Balance at December 31, 2007	60,366
Vested	(20,021)
Forfeited	(480)
Balance at December 31, 2008	39,865
Vested	(19,933)
Forfeited	(87)
Balance at December 31, 2009	19,845

As of December 31, 2009, there was approximately $275 unrecognized cost related to non- vested restricted share units to be vested over 0.83 years. No restricted shares units are exercisable as of December 31, 2009.

The following summarizes the allocation of stock-based compensation charge for the 2006 options and the restricted share units granted:

	Year ended December 31
	2007	2008	2009
Cost of revenues	80	81	81
Sales and marketing	100	101	101
General and administrative	231	233	233

	411	415	415

	Year ended December 31
	2007	2008	2009
Tax benefit recognized in respect of stock- based
compensation expenses	59	66	58

(3)	See Note 19B as for granting of 14,880 options in January 2010.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 12 - Segments Results

ASC 280-10 (formerly known as FSP FASB statement No. 131), “Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported to the Chief operating decision maker.

The Companys' segments are strategic business units that offer different communication services and are managed accordingly. As a result of the acquisitions of the 711 business unit (See Note 16B) in November 2008, the Company presents for the first time two operating segments. The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting  industries  (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how it evaluates performance. Business segment revenues and gross profit are presented below.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 12 - Segments Results (cont'd)

The following tables show components of results of operations by segment:

Year ended December 31, 2009
	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$4,488	$89,199	$93,687

Gross profit	$74	$29,065	$29,139

Sales and marketing			5,554
General and administrative			8,391

Operating income			$15,194

Financial income, net			(388)

Other income, net			26

Income before taxes on in income			$14,832

Current assets	$1,332	$21,186	$22,518

Long term assets		$2,694	$2,694

Fixed assets, at cost, less accumulated
depreciation and amortization	$2,244	$26,875	$29,119

Intangible assets, at cost,
less accumulated amortization	$863	$352	$1,215

Unallocated assets *			$59,575

Total assets			$115,121

Depreciation and amortization	$320	$5,264	$5,584

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 12 - Segments Results (cont'd)

Year ended December 31, 2008
	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on in income			$17,660

Current assets	$746	$15,074	$15,820

Long term assets		$3,096	$3,096

Fixed assets, at cost, less accumulated
depreciation and amortization	$1,147	$24,846	$25,993

Intangible assets, at cost,
less accumulated amortization	$1,064	$289	$1,353

Unallocated assets *			$58,225

Total assets			$104,487

Depreciation and amortization	$42	$3,929	$3,971

* The Company does not allocate the goodwill in the amount of $3,734 for each segment, as this goodwill is the future synergy to the Company from the use of the Emeq Haela facility for expanding its business.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 12 - Segments Results (cont'd)

Revenues and long lived assets by geographic areas:
	Year ended December 31
Revenues:	2007	2008	2009

North America	$13,203	$19,399	$20,996
Europe	25,889	32,222	39,551
Asia	5,970	8,773	10,528
Israel	5,686	5,425	6,440
Middle East (other than Israel)	7,006	9,250	12,196
Rest of the world	1,467	3,924	3,976

	$59,221	$78,993	$93,687

Long lived assets:	December 31	December 31
	2008	2009

Israel	$20,876	$23,858
North America	5,117	5,261
Total	$25,993	$29,119

Note 13 - Interest and marketable securities income

	Year ended December 31
	2007	2008	2009

Interest on deposits, net	$1,052	$693	$157
Interest on debt securities	117	88	45
Discount accretion and premium amortization
of held- to- maturity securities, net	1,361	635	(299)
Discount accretion and premium amortization
of available- for- sale securities, net	16	246	396
Profits (loss) from trading securities, net	85	(551)	340

	$2,631	$1,111	$639

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 14 - Taxes on Income

A.	Income tax expense included in the statement of operations

	Year ended December 31
	2007	2008	2009

Current taxes	$3,285	$3,922	$4,600
Taxes in respect to previous years	(24)	(18)	-
Deferred taxes	(329)	324	(1,346)
Income tax expense *	$2,932	$4,228	$3,254

* Most of the Company taxes are calculated based on Israeli tax law except for taxes of the Company USA subsidiary that are calculated based on USA tax law.

B.	Adjustments for inflation

Income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company has been assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary  profits.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes is no longer calculated. Additionally, depreciation on fixed assets and tax loss carryforwards are no longer linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

C.	Tax benefits under the Law for Encouragement of Capital Investment (hereinafter - the Investment Law)

The Company received from the Israeli Investment Center approval to it being considered to be an “Approved Enterprise” as defined in the Investment Law for its export  expansion plan as from the 2006 tax year. Any income from that Approved Enterprise will be  subject to a reduced tax rate of 25% for a period up to a total of seven years. Under the terms of the program, which relates to the Company’s export of communication  services to television channels and television operations via satellites the Company is required  to fulfill certain conditions and management of the Company believes that as of the date of the  financial statements the Company has complied with those conditions.

Dividend distribution originating from income of an Aprroved Enterprise will be subject to a withholding tax at a rate of 15% provided that dividend is distributed during the period stipulated under the Israeli law.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 14 - Taxes on Income (cont'd)

D.	Taxation of the subsidiary

At December 31, 2009, the Company’s subsidiary had approximately US$ 950 net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2029. In addition, at December 31, 2009, the subsidiary had approximately US$ 720 net operating loss carryforwards for state income tax reporting purposes, which will expire through 2029.

E.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2007	2008	2009

Income (loss) before income taxes:
Israel	$14,531	$17,932	$15,760
Foreign Jurisdiction	(195)	(272)	(928)
	$14,336	$17,660	$14,832

Income tax expense (benefit):
Current taxes:
Israel	$3,261	$3,904	$4,600
Foreign Jurisdiction	-	-	-
	$3,261	$3,904	$4,600
Deferred taxes:
Israel	(329)	324	(825)
Foreign Jurisdiction	-	-	(521)
	(329)	324	(1,346)
Total	$2,932	$4,228	$3,254

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 14 - Taxes on Income (cont'd)

F.
On July 14, 2009, the Knesset passed the Law for Economic Efficiency (ammendments for legislation for implementation of the economic program for 2009-2010 ), which  provides for a gradual reduction in the company tax rate to 18% as from 2016. According to the amendmends the Company tax rate will be reduced in the following manner: in 2009 - 26%, in 2010 - 25%, in 2011 -24%, in 2012- 23%, in 2013- 22%, in 2014- 21%, in 2015- 20%,  and from 2016 onward the  tax rate will be 18%. The implication of the change in the tax rates as aforesaid is effective starting from the financial statements for 2009, in a manner of a reduction of the deferred tax liabilities and recognizing  tax benefit of $95.

G.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2007	2008	2009

Statutory tax rate	29%	27%	26%

Income before taxes on income as
reported in the statement of operations	$14,336	$17,660	$14,832

Computed “expected” tax expense	4,157	4,768	3,856

Non-deductible expenses	173	149	35
Effect of Approved Enterprise tax rate	(220)	(160)	(114)
Foreign tax differential	-	-	(75)
Deferred taxes for losses from previous years	-	-	(203)
Taxes in respect to previous years	(24)	(18)	-
Change in valuation allowance	580	86	94
Differences between the definition of
capital and assets for Israeli tax purposes	(1,730)	(876)	(254)
Increase related to current year tax positions	-	287	78
Other differences	(4)	(8)	(163)

	$2,932	$4,228	$3,254

Basic and diluted earnings per share
amounts of the benefit resulting from the
"Approved Enterprise" status	0.01	0.01	0.01

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes

As of December 31, 2008 and 2009, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2008	2009

Deferred tax assets:

Provision for doubtful debts	$569	$1,122
Vacation pay accruals	86	102
Stock-based compensation	125	183
Foreign currency embedded derivatives	-	74
Marketable securities	453	520
Net operating loss carryforwards	-	521
Severance pay fund	18	6

Total gross deferred tax assets	$1,251	$2,528

Less valuation allowance	(416)	(510)

Net deferred tax assets	$835	$2,018

Deferred tax liabilities:

Fixed assets	$(750)	$(801)
Foreign currency embedded derivatives	(265)	-
Goodwill	(15)	(93)

Total gross deferred tax liabilities	$(1,030)	$(894)

Net deferred tax asset (liability)	$(195)	$1,124

The net change in valuation allowance for the years ended December 31, 2007, 2008 and 2009 was an increase of $580, a decrease of $164 and increase of $94, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of  deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes (cont'd)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable  income, and tax planning strategies in making this assessment. Based upon the level of historical  taxable income and projections for future taxable income over the periods in which the deferred tax  assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009. The amount of the deferred tax asset considered realizable,  however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

I.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009
Balance at January 1	$-	$599
Increase related to prior year tax positions	312	213
Increase related to current year tax positions	287	78
Balance at December 31	$599	$890

The unrecognized tax benefits at December 31, 2007, 2008 and 2009 were zero, $599 and $890 respectively, if recognized, would affect the effective tax rate of the Company.

No interest or penalties have been recorded at the date of adoption and for the years ended December 31, 2007, 2008 and 2009. The Company and its subsidiaries files income tax returns in Israel, Cyprus and USA. As of December 31, 2009, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2005 through 2009 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2007 through 2009. In addition, The Company is unable to provide an estimate of the range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

J.
The Company is required to apply for witholding tax exemption from the Israeli Tax Authority (hereinafter- ITA) for all payments to foreign vendors. In December 2009 the Company provided the ITA with a bank guarantee in the amount of  approximately $924 for a period of six months until June 2010 for such exemption until the completion of ITA's review in respect of the witholding tax liability. The Company believes that it is more likely than not that the ITA will not impose any tax witholding upon the completion of its reveiw.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 15 - Acquisitions

A.
In May 2008, the Company acquired from SkyNet Satellite Corporation ("SkyNet") the real property, communication equipment and licenses of the Hawley Teleport located in Pike County, Pennsylvania. The parcel of land contains approximately 200 acres, and buildings with approximately 40,000 square feet. The aggregate purchase price was $4,876 million and was paid mostly in cash, and the remainder ($250) in future services to be provided to SkyNet . The fair value of the assets purchased was $6,400, and since the Company has accounted for this acquisition as an asset purchase and not as business combination, the difference of $1,500 was allocated proportionately between the assets. As a result of the acquisition, the Company leverages its global network to generate additional revenues.

The following table summarizes the estimated value of the assets acquired :

Land	$379
Building	2,694
Communications equipment	1,656
Licenses	147

Total assets acquired	$4,876

B.
In November 2008, the Company acquired from Bezeq The Israeli Telecommunication Corporation Ltd. ("Bezeq") its satellite business including the Bezeqsat and "711" business units (services to television and radio and mobile satellite communication services) and real property and assets of the Emeq Haela teleport located in Israel. As a result of the acquisition, the Company enhanced its infrustructure and service offering. The aggregate purchase price was $15,573 and was paid in cash. The Company has accounted for this acquisition as business combination. Results of the operations of the acquired business are included in the statement of operations since November 4, 2008.

The following table summarizes the estimated fair value of the assets acquired :

Building	$2,222
Equipment	1,526
Other assets ( prepayment on leased land)	6,840
Intangible assets*	1,251
Goodwill **	3,734

Total assets acquired	$15,573

*	Intangible assets consist of a franchise agreement, brand name and customer relationship.

**	The goodwill is expected to be fully deductible for tax purposes.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 16 - Goodwill and Other Intangible Assets

A.	Acquired Intangible Assets

	December 31, 2009
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
Amortizing intangible assets:
Franchise agreement	$857	4.3 yrs	$(179)
Brand name	274	4.3 yrs	(58)
Customer relationship	281	3 yrs	(87)
Licenses	147	8.6 yrs	(20)
Total	$1,559		$(344)

	December 31, 2008
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
Amortizing intangible assets:
Franchise agreement	$696	5.3 yrs	$(20)
Brand name	274	5.3 yrs	(8)
Customer relationship	281	4 yrs	(12)
Licenses	147	9.6 yrs	(5)
Total	$1,398		$(45)

The expected intangible assets amortization expense for each of the next five years is as follows:

2010	$319
2011	311
2012	241
2013	214
2014	81
$1,166

Aggregate amortization expense for amortizing intangible assets was $0, $45 and $299 for the years ended December 31, 2007, 2008 and 2009, respectively.

B.	Goodwill

Goodwill is the future synergy to the Company from the use of the Emeq Haela facility for expanding its business.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 17 - Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2007	2008	2009

Revenues from sales and services (C)	$1,231	$1,474	$1,145

General and administrative	$31	$25	$41

Management’s fees to shareholders (D)	$398	$398	$398

Purchase of fixed asset	$-	$300	$-

B.	Balances with related parties

	December 31	December 31
	2008	2009

Trade receivables	$389	$237

Other payables	$25	$4

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 17 - Transactions and Balances with Related Parties (cont'd)

D.	Management’s fees to shareholders

In October 2006, the Company entered into agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Compamy's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 in each of 2007, 2008 and 2009.

Note 18 - Fair Value Measurements

On January 1, 2008, the Company adopted ASC Topic 820 for fair value measurements of financial assets and financial liabilities and on January 1, 2009, adopted ASC Topic 820 to fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

*	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 18 - Fair Value Measurements (cont'd)

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because they are valued using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

As of December 31, 2009, the Company held approximately $5,838 of U.S government or government agency marketable securities ($5,070 are calssified as available for sale, and $768 as trading) and approximately $16,506 of marketable corporate debt securities ($15,478 are calssified as available for sale, $765 as held to maturity and $263 as trading).

Assets and liabilities measured at fair value at December 31, 2008 and 2009, are summarized below:

		Fair Value Measurements at Reporting Date Using
	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,395	$1,395	$-	$-
Available-for-sale securities:
Corporate debentures	15,478	15,478	-	-
US government or government agency debentures	5,070	5,070	-	-
Fair value of embedded currency conversion derivatives	1,703	-	1,703	-
Total	$23,646	$21,943	$1,703	$-
Liabilities:
Fair value of embedded currency conversion derivatives	$2,000	$-	$2,000	$-

RRsat Global Communications Network Ltd.
and its Subsidiaries
Notes to the Financial Statements

Note 18 - Fair Value Measurements (cont'd)

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,041	$1,041	$-	$-
Available-for-sale securities:
Corporate debentures	3,078	3,078	-	-
US government or government agency debentures	2,010	2,010	-	-
Fair value of embedded currency conversion derivatives	2,234	-	2,234	-
Total	$8,363	$6,129	$2,234	$-
Liabilities:
Fair value of embedded currency conversion derivatives	$1,205	$-	$1,205	$-

In addition, the Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Note 19 - Subsequent Events

A.
On February 1, 2010, the Company's Board of Directors declared a cash dividend in the amount of $0.23 per ordinary share, and in the aggregate amount of approximately $4,000. The dividend was paid on March 2, 2010 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on February 16, 2010.

B.
On January 25, 2010, the Company granted to its outside directors 14,880 options to purchase Company shares at an exercise price of $12.50 per share. The options shall vest in three equal installments at the end of each year during the three years from the grant date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/s/ David Rivel
David Rivel
Chief Executive Officer

By:	/s/ Gil Efron
Gil Efron
Chief Financial Officer

Date: March 17, 2010