Form 20-F
period 2010-12-31
RRSat Global Communications Network Ltd.
filed 2011-03-21
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from                                                                to __________________________

Commission file number: 001-33085

RRsat Global Communications Network Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Re'em, D.N. Shikmim 79813, Israel

(Address of principal executive offices)

David Aber
Chief Financial Officer
RRsat Global Communications Network Ltd.
Re'em, D.N. Shikmim 79813
Israel
Tel: +972-8-861-0000
Fax: +972-8-861-0501

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, par value NIS 0.01 per share	Name of each exchange on which registered The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2010:  17,346,561 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), should be read together with our consolidated financial statements and related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2009 and 2010 and the selected statements of operations data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2006, 2007 and 2008 and the selected statements of operations data for the years ended December 31, 2006 and 2007 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2006	2007	2008	2009	2010

	(in thousands, except share per share data and cash dividend per ordinary share)
Statements of Operations Data:
Revenues	$43,284	$59,221	$78,993	$93,687	$102,027
Cost of revenue	27,451	38,419	53,477	64,548	75,962
Gross profit	15,833	20,802	25,516	29,139	26,065
Operating expenses:
Sales and marketing	1,831	3,017	3,914	5,554	6,380
General and administrative	3,588	5,767	6,582	8,391	9,194
One time fees associated with the IPO	1,000	--	--	--	--
Total operating expenses	6,419	8,784	10,496	13,945	15,574
Operating income	9,414	12,018	15,020	15,194	10,491
Interest and marketable securities income	450	2,631	1,111	639	681
Currency fluctuation and other financial income (expenses), net	374	329	177	299	(1,268)
Change in fair value of embedded currency conversion derivatives	243	(646)	1,342	(1,326)	1,254
Other income, net	4	4	10	26	--
Income before taxes on income	10,485	14,336	17,660	14,832	11,158
Income taxes	3,180	2,932	4,228	3,254	2,448
Net income	$7,305	$11,404	$13,432	$11,578	8,710
Basic income per ordinary share	$0.53	$0.66	$0.78	$0.67	$0.50
Diluted income per ordinary share	$0.53	$0.65	$0.77	$0.67	$0.50
Weighted average number of ordinary shares used to compute basic income per ordinary share	13,746,467	17,249,710	17,290,099	17,310,005	17,330,024
Weighted average number of ordinary shares used to compute diluted income per ordinary share	13,793,694	17,418,180	17,399,375	17,399,324	17,380,677
Cash dividend per ordinary share	$0.15	$-	$0.61	$0.49	$0.38

	As of December 31,
	2006	2007	2008	2009	2010

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$51,393	$28,409	$34,749	$14,941	$13,091
Marketable securities (long and short term) and short term deposits	1,454	35,013	11,845	32,608	22,516
Working capital	54,275	57,154	39,348	46,207	37,378
Total assets	79,133	95,390	104,487	115,121	120,495
Total liabilities	15,788	20,231	26,137	33,178	36,083
Retained earnings	12,025	23,429	26,309	29,407	31,555
Shareholders' equity	63,345	75,159	78,350	81,943	84,412

B.  Capitalization and indebtedness

Not applicable.

C.  Reasons for offer and use of proceeds

Not applicable.

D.  Risk factors

Special Note Regarding Forward-Looking Statements.  This Annual Report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 "Key Information – Risk Factors," in Item 4 "Information on the Company," and Item 5 "Operating and Financial Review and Prospects."  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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

•
our ability to lease additional satellite or terrestrial fiber capacity or extend existing leases in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings;

•	the revenues that we may generate from our contracted backlog;

•	our plans to further expand our presence in the United States;

•	our plans to expand our presence in Asia, Europe and other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and production facilities;

•	our ability to successfully integrate businesses and assets we acquired in 2008 and intend to acquire in the future;

•	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

•	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global MSS utilizing the latest technologies;

•	our ability to enter into strategic arrangements with satellite fleet operators and other telecommunications service providers;

•	the growth of the North American, European and Asia Pacific broadcast markets;

•	the growth of new technologies, such as high definition television (HDTV), three dimensional television (3D TV) or Internet protocol television;

•	our expected increases in expenses as our operations continue to expand;

•	entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

•	our intention to pay cash dividends to our shareholders in the future;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission ("FCC");

•	our ability to extend our building and other permits for our principal teleports in Re'em, Emek Ha'ela and the Hawley Teleport which we acquired in 2008;

•	our belief that our current owned and leased facilities are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

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

Significant damage to our principal teleports in Israel would have a material adverse effect on our ability to continue to operate our business.

Two of our principal teleports and playout facilities are located in Israel, in Re'em and in Emek Ha'ela. Significant damage to these facilities, for any reason, including by acts of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel, they may be deterred from entering into agreements or extending their existing agreements to use our services.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The continuing instability in the financial and credit markets in the United States, Europe and Asia that commenced in 2008 has impacted global economic growth, with the economies of the United States and Europe showing ongoing signs of weakness.  If the United States or European economy weakens further, our customers may reduce or postpone their spending significantly.  This could result in reductions in the services we sell and lease, longer sales cycles and increased price competition.  In addition, our ability to collect fees with respect to the services we provide may be adversely affected by the financial condition of our customers.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets (including in specific industries such as commercial shipping industry) do not improve or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

Volatility in the broadcasting and telecommunications industries may adversely affect our revenues and margins, which could have a material adverse effect on our operating results and financial condition.

The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand.  From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions.  This volatility could cause our operating results to decline dramatically from one period to the next.  If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for mobile satellite services, or MSS, is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse effect on our business, operating results and financial condition.

If the level of capacity in satellite networks continues to decrease, or if the level of capacity in fiber networks decreases in the future, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In 2010 we have seen a decrease in the level of available capacity on satellites, in part due to the increased demand for such capacity by high definition television (HDTV) channels, and in part due to the retirement of certain satellites from services without an alternative satellite put in place of the retired satellite.  This has made it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of internet protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming continues to decrease or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts and three dimensional television (3D TV) require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV and 3DTV broadcasts may lead to a reduction in the quantity of available capacity.  We lease approximately 17.5% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not renew our satellite capacity leases,  increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

The need to provide our customers with dual illumination in certain conditions may adversely affect our margins, which could have a material adverse effect on our operating results and financial condition.

Agreements for the lease satellite capacity are for a fixed term.  In some cases we are able to extend the term of the lease for an additional term.  However, in other cases we are unable to extend the lease and in order to maintain the services to the customers on such capacity we must locate an alternative capacity on the same satellite or on another satellite with similar characteristics.  Such alternative capacity utilizes a different frequency than the one utilized by the expiring capacity and so the viewers must adjust their receiver in order for the change to take effect.  In such cases we enter into an agreement for the lease of the alternative satellite capacity before the expiration of the current lease and provide the customers on the expiring lease services on both the old and the new frequencies, or dual illumination, in order to allow seamless transition.  Such periods of dual illumination may extend between two weeks and two months, during which the customers continue to pay us the fees agreed in their agreements for one satellite capacity, while we pay for double satellite capacity.  Should any of our satellite capacity leases expire and we are not able to renew such lease, we may need to provide our customers dual illumination services, which would adversely affect our margins and operating results.

Changes in technology may reduce the demand for our services.

The technology used in content management and distribution services is evolving rapidly.  The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business.  For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet television broadcasts may reduce the demand for our content management and distribution services.  Similarly, to the extent that excess capacity develops in terrestrial fiber systems, our satellite-based content management and distribution offerings may be less attractive.  In addition, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by such networks or development of new technology for distribution to remote areas may reduce demand for our MSS services.  If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

We acquired two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

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

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  We are generally required to commit to lease satellite capacity on a long-term basis.  In many cases our commitment is longer than the corresponding commitment that we obtain from our customers.  In many cases we are not able to terminate our commitment before its scheduled expiration.  If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, due to global economic conditions or otherwise, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity.  In this case, we would have fixed cost commitments without a corresponding source of revenues.

In addition, we lease approximately 17.5% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

The failure of third parties to properly maintain transmission networks we lease from them would adversely affect the quality of the services we offer.

We rely on transmission capacity and other critical facilities that we lease from third parties.  All of our satellite and terrestrial fiber transmission capacity is leased, and we receive teleport services and maintain points of presence (POPs) outside of Israel pursuant to contracts with third parties.  We are dependent on the quality of service provided by these third parties.

Damage to a satellite on which we lease transponders could significantly degrade the satellite's performance and result in a partial or total loss of our transmission capacity on that satellite.  Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite.  In addition, damage to the fiber line or network on which we lease transmission capacity could damage the service we provide to our customers.  We cannot assure you that the satellites on which we lease capacity or the fiber lines leased will perform properly or remain in operation for the duration of their expected commercial lives.

If we suffered a partial or total loss of leased capacity on a satellite, including as a result of the bankruptcy of the satellite owner or operator, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to obtain alternative capacity on economical terms or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.  During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder.  Similar risks apply to our leased terrestrial fiber transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

In the event of any such disruption in satellite we may incur additional costs to supplement or replace the affected service, and may be required to compensate our own customers for any resulting declines in service levels.

If we are unable to renew our agreements with Inmarsat on favorable terms, or at all, our ability to continue to provide MSS will be significantly impaired.

We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the rules and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat's intellectual property rights.  The agreements, which we signed in March 2009 and amended in March 2010, remain in effect unless terminated by Inmarsat with a prior notice of at least two years, with a minimum term ending April 14, 2014.  We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

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

Furthermore, we rely on third party service providers when providing services in regions covered by Inmarsat satellites that cannot be received at our Emek Ha'ela teleport, namely the Atlantic Ocean – West Region and the Pacific Ocean Region.  If any of these service providers experiences interruptions or is unable to provide us with reliable services, we may not be able to provide services to our customers and our business may suffer.

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

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us.  As of December 31, 2010, we had contracted backlog totaling $187.9 million through 2020, of which $79.0 million are related to services expected to be delivered in 2011, and $55.6 million are related to services expected to be delivered in 2012.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the US dollar, such as the Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  Of our $187.9 million contracted backlog as of December 31, 2010, which we do not recognize as revenue until we actually perform the services, approximately $169.9 million, or 90.4%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates.  As of December 31, 2010, long-term contracts constituting approximately 16% of our contracted backlog at December 31, 2009 had been cancelled mainly due to our decision to terminate contracts for failure of the customer to meet the payment terms.  Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies – primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries, facility leases and other general and administrative expenses in New Israeli Shekels, or NIS.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases or fluctuates against the Euro or the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS.  To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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

The declining value of our market capitalization during the current on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $4.6 million as of December 31, 2010.  We perform an impairment test to our goodwill at least annually and on an interim basis if circumstances indicate that an impairment loss may exist, and we perform an impairment test to our other amortizable intangible assets when impairment indicators are identified.  Should there be a downturn in the capital markets, our share price, and consequently our market capitalization, could decline, and may decline further in the future.  If the value of our market capitalization falls below the value of our shareholders' equity, it might indicate that a write-down is required.  A write-down of these assets is required if the carrying amount of a reporting unit exceeds its fair value.

We cannot assure that there will not be a future impairment of these assets. Such write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

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

Our cash, cash equivalents, short term deposits and marketable securities totaled $35.6 million as of December 31, 2010.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate bonds of financial institutions and industrial companies, as well as U.S. agency bonds.  Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the markets may result in impairments of the carrying value of our investment assets. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We depend and rely upon the experience of our shareholders, none of which has any obligation to assist us except as contracted.

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

We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $102.0 million in 2010.  In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and during the next few years we may continue to acquire businesses in the United States, Europe and Asia and to expand our sales and marketing activities.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

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

We depend on the continued services of David Rivel, our founder and Chief Executive Officer, whose services agreement is scheduled to terminate on December 31, 2011.  Any loss of the services of Mr. Rivel or of other members of our senior management could result in a gap in senior management and the loss of technical and managerial expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to expand our business.

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

Our business depends on the efficient, uninterrupted and high-quality operation of our systems.  Our service offerings are complex, depend on our successful integration of sophisticated third party technology and services, and must meet stringent quality requirements.  Our services are critical to our customers' businesses, and disruptions in our services may cause significant damage to our customers and our reputation.  We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to service disruptions.  If such litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers.  In addition, if any of our services has reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our services, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

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

Our standard agreement provides that our customers are fully responsible for the content of their programming, for ensuring that the content conforms to all applicable governmental regulations and for obtaining any local regulatory approvals relating to their broadcasts.  The agreement further provides that we are not liable if the satellite fleet operator requires us to suspend or terminate service for any reason relating to content.  Our customers are generally required to indemnify us for any financial costs of governmental or third party proceedings resulting from their content.  Although we attempt to reduce our liability through contractual indemnification from our customers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability.  Even if we were ultimately successful in such litigation, litigation would divert management time and resources, could be costly and is likely to generate negative publicity for our business.  We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

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

In March 2008, our board of directors adopted a dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2008, 2009 and 2010, we distributed dividends to our shareholders in the aggregate amount of $10.6 million, $8.5 million and $6.6 million, respectively.

Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.  Our ability to pay dividends is also subject to the requirements of Israeli law.  Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. Due to our approved enterprise program, dividend payments from earnings derived from our approved enterprise may result in additional taxes to our shareholders which are Israeli corporations.  See Item 10.E. "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

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

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through December 31, 2010, the market price of the ordinary shares has fluctuated from $6.70 to $26.50. Factors that may affect the trading price include, but are not limited to:

•	the level of liquidity available for our shares;

•	sales by one or more of our controlling shareholders of significant amount of shares;

•	the gain or loss of significant customers;

•	fluctuations in the timing or amount of customer orders;

•	variations in our operating results;

•	results of integration of acquired assets and businesses;

•	announcements of new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	commencement of, or involvement in, litigation;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our shares; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 76.07% of our outstanding ordinary shares as of March 15, 2011.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications.  In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company ("PFIC") by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.  For example, U.S. investors who owned our ordinary shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.  We do not intend to provide information to permit you to make a qualifying electing fund election to avoid the adverse U.S. tax consequences discussed above.  The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.

Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one of our principal teleports or other teleports, and may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we have not yet obtained. These permissions, authorizations and licenses are subject to periodic renewal.  Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2013.  If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

In addition, the erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re'em teleport site expired on October 20, 2009, and our application to extend the permit for an additional 3-year term was denied on January 6, 2011.  On March 20, 2011, we appealed the decision to the District Building and Zoning Appeals Committee.  In addition, the Regional Building and Zoning Committee filed an indictment against our company for allegedly building and placing antennas at our Re'em teleport without a permit. A hearing over the indictment is scheduled for April 27, 2011.  The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.  In light of the Regional Building and Zoning Committee's decision to deny our request to extend our permits, we could be forced to shut down or relocate our antennas and other equipment currently located at one of our principal teleports.  Relocation of one of our principal teleports would require significant additional capital expenditures.  In addition, shutting down or relocation of one of our principal teleports could disrupt or diminish the quality of the services we provide to our customers.

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations may include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be located in and be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and the Minister of Communications.  In addition, the Israeli Prime Minister and the Minister of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

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

We are also required to obtain permits from the Israeli Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment.  If the Ministry of Environmental Protection were to impose stricter requirements than currently exist in connection with the renewal of these permits, we may be unable to renew them.  In this event, we could be forced to relocate our antennas and other equipment currently located at one of our principal teleports or other teleports, or could be restricted in our ability to expand our teleports.  Relocation of our teleports would require significant additional capital expenditures.  In addition, relocation of our teleports or significant restrictions on our ability to expand our teleports could disrupt or diminish the quality of the services we provide to our customers.

In addition, in the event of any amendment to any applicable law, or in the event any governmental agency to which we are subject adopts new regulations or policies or amends existing regulations or policies, which subject us to additional liability or different operating requirements, our operations, customer contracts and profitability could be adversely affected.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation."

Our license from the Israeli Ministry of Communications to operate our teleports imposes certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.

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

In connection with our acquisition of Bezeq's satellite communications business in 2008, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

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

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  Most recently in 2011, RRsat successfully renewed one of its earth station licenses. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

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

Risks Relating to Our Operations in Israel

Potential political, economic and military instability in Israel, where two of our principal teleports and our senior management are located, may adversely affect our results of operations.

We are incorporated under the laws of the State of Israel, and our Re'em teleport, our Emek Ha'ela teleport, and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  Since October 2000, terrorist violence in Israel has increased significantly.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel.   There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries.  This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices.  Any events that affect the State of Israel may impact us in unpredictable ways.  We have contingent plans, but these plans may be insufficient.  Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

Since 2006 we have been realizing tax reductions resulting from the "approved enterprise" status of our facilities in Israel.  To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules.  If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received.  These tax benefits may not be continued in the future at their current levels, or at any level.  The termination or reduction of these benefits may increase our income tax expense in the future. See Item 10.E. "Additional Information – Taxation –Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

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

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ Marketplace Rules.

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

B.  Business overview

Overview

We provide global, comprehensive, content management and distribution services to the expanding television and radio broadcasting industries.  Through our proprietary "RRsat Global Network," composed of satellite and terrestrial fiber transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure.  Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists.  We concurrently provide content management and distribution services to more than 590 television and radio channels, covering more than 150 countries.  In addition, we provide Internet streaming services to more than 140 television and radio channels.  We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, NTD TV, KIDSCO TV, AON TV, BVN TV, RTG TV, Kurdsat, RTP, Thai Global Network, and CCTV, and occasional services and news and sports distribution services to channels such as Fox News, Fox Sports HD, SKY News HD, Israeli Channels (Channel 10, Channel 2 and the various Sport5 Channels), Al Jazeera and Russia Today.  In 2010, we derived approximately 45% of our revenues from European customers (primarily Western Europeans) and approximately 24% of our revenues from North American customers.

As part of the acquisition of the Bezeq satellite business in 2008, we also acquired a business that provides mobile satellite services, or MSS, over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure. We currently provide MSS to more than 220 end customers, either directly or through 19 ISPs.

The global content management and distribution services market is growing.  Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience.  The broadcast of television channels continues to drive the satellite industry.  Despite the economic downturn in 2008, the industry proved its resilience with continuous growth in capacity usage and 4.4% growth in revenues in 2009, according to Euroconsult, renowned industry consultants.  According to a report published in August 2010 by Euroconsult, the industry grew in terms of transponder demand by 5.3% and revenues reached $10.3 billion in 2009.  Digital television broadcasting remains the cornerstone of this growth accounting for roughly 42% of net additions in capacity usage and an estimated 50% or more of revenue increases.  The fastest growing markets last year (excluding the U.S.) were Latin America, Central Europe, Russia, Central and Southern Asia (mostly India) with growth rates ranging from 9% to 17%.  According to Euroconsult, high definition television (HDTV) channels have been leading the growth.  In 2009, the number of high definition television (HDTV) channels have more than doubled to 1,913 HD channels worldwide (excluding local networks in the U.S.).  The digital television broadcast landscape will continue to be positively impacted by the takeoff of new applications (digital television in emerging markets, HDTV, 3D TV, consumer broadband, etc.) and the emergence of new systems by existing and new operators.  Overall, 47 of the 113 satellite pay-TV platforms worldwide offered HD channels in 2009, compared to 36 in 2008.  The major impact of 3D is not expected before 2014 and 2015.

The growth trends discussed above continue to require the rapid and reliable transmission of vast amounts of information, thereby calling for increased managed network infrastructures that integrate both satellite-based and terrestrial fiber capacity similar to those operated by our company.  Teleports remain the hub of such activity integrating the increased demand for satellite distribution of content with alternative means of content capture and distribution.

According to a report published by the World Teleport Association in June 2010, the global teleport sector has seen commercial revenue growth of 50% (which represents a 7% compound annual growth rate) to $19 billion since 2004.  In the past three years, total revenues of commercial teleports grew by 28% from $15 billion in 2007.  Teleports continue to grow in importance as a market channel for the world's satellite operators even as they have become increasingly diverse in their use of transmission technology and mixing satellite with fiber and increasingly with wireless for last-mile services.

Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network.  The unique geographical locations of two of our principal teleports, Re'em teleport and the Emek Ha'ela teleport, provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location.  In addition to our principal teleports, we operate three auxiliary teleports elsewhere in Israel.  We also operate the Hawley Teleport in Pennsylvania.

We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services.  Uplink services consist of the transmission of a broadcast from a teleport to a satellite; downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport; and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another.  We transmit to 39 satellites and have the ability to receive transmissions from 73 satellites that cover every significant population center.  Our RRsat Global Network delivers our customers' content to five different end markets: to cable operators and satellite operators, to Internet Protocol television (IPTV) operators, to cellular networks, to the direct-to-home market and to the public Internet. In order to offer a comprehensive solution, our global content distribution network integrates our teleports, our leased satellite transmission capacity, our points of presence (POPs), our leased terrestrial fiber transmission capacity and the public Internet capacity.  We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, California and Georgia), the United Kingdom, Russia, Israel, France, Germany and Hungary.  We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet TV broadcasts and for customers who are IPTV operators.

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

We also offer our broadcasting customers various production services on a contractual basis.  We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back to the production company), in addition to complete electronic news gathering crews and full-service packages.  As a related service, we provide our customers the ability to use flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals from that remote location.  We also offer our customers live broadcast studios and editing facilities in Israel.

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

Services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA), which we signed with Inmarsat Global Ltd. in March 2009.  These agreements set forth the rules and procedures for providing services on the Inmarsat network as well as conditions of use of Inmarsat's intellectual property rights.  In March 2010, we amended the NSDA pursuant to which Inmarsat granted us the right to distribute Inmarsat's IsatPhone services.

In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 590 television and radio channels currently.  In 2003, we opened our playout center and today we provide playout services to approximately 130 television channels.  In 2008, our license was expanded to include the right to transmit data signals and provide services over the Inmarsat network.

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below.  Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $102.0 million in 2010.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2010, we had contracted backlog totaling $187.9 million through 2020 of which $79 million are related to services expected to be delivered in 2011, and $55.6 million are related to services expected to be delivered in 2012.  Our contracted backlog increased from $114 million as of December 31, 2006, to $155.5 million as of December 31, 2007, and to $185.7 million as of December 31, 2008, and decreased to $167.9 million as of December 31, 2009, and increased to $187.9 million as of December 31, 2010.  The increase in 2010 resulted from a net increase in new long-term contracts signed in excess of customer contracts that were terminated.  The decrease in 2009 resulted from our decision to terminate customer contracts due to their failure to meet the payment terms of the agreements, primarily due to the unfavorable global economic conditions in 2008 and 2009.

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

Our Strengths

We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. We also believe that our Station 711 is capable of providing reliable and advanced telephony, data and value-added services for all customers in need of MSS in remote locations. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency.  We believe we benefit from the following strengths:

•
Optimized Independent Global Network.  We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers.  The unique geographical location of our principal teleports in Israel allow us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from these teleports to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe.  This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively.  We procure our global network's transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer's needs.  Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences, terrestrial fiber capacity to other target audiences and Internet distribution to other target audiences. Our company has made substantial investments in state-of-the art technology in anticipation of the fourth generation of the Inmarsat services which will allow for higher bandwidth data transmissions and allow seamless transition from the current third generation services to the new fourth generation services. Our company has also entered into agreements with third party service providers in order to allow broader coverage and an array of value-added services.

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

•
Significant Barriers to Entry.  We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources.  To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers.  In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements.  For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of electrical power efficiency and lower costs per customer.  In addition, we have established a global network infrastructure that includes fiber connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our Re'em teleport and our teleport in Emek Ha'ela, which we acquired in 2008.  We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2010 we had a contracted backlog totaling $187.9 million through 2020, of which $79.0 million are related to services expected to be delivered in 2011, and $55.6 million are related to services expected to be delivered in 2012.  We also benefit from our existing customers' dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers.  Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

•
Low Cost Structure.  We utilize leased satellite and terrestrial fiber transmission capacity.  Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues.  Consequently, our network can be expanded substantially without our having to incur significant capital expenditures.  Because of our network design, we have incurred relatively minimal indebtedness in growing our business.  This approach also minimizes the risks associated with satellite ownership, such as the risks related to satellite launch and maintenance, and allows us to switch from older satellites to newer satellites without additional significant investment.  We enjoy significant cost benefits by virtue of the fact that we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

•
New Services Offerings.  We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, as well as value-added services, such as email, fleet tracking and electronic billing.  Our company has invested in state-of-the-art technology which is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems.  Our MSS technology enables us to reduce the costs of infrastructure and to service a larger number of customers using a reduced work force.  We have built a new concept in the field of MSS, in which our customers receive an end-to-end telecommunications solution, which eliminates the need for them to purchase special software to handle their communications needs at remote locations.  Our solution allows our customer to use their existing office software (such as email) at sea or in the field, as if they were in their offices.

•
Experienced, Entrepreneurial Management Team.  We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  We further believe that our management team has capitalized on its experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model and to consistently deliver profitability and strong growth in revenues.

Our Strategy

Our objective is to utilize our core competencies to expand, enhance and provide innovative content management, and distribution services.  We aim to make our RRsat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries, and our Station 711 to be a leading provider of MSS. Our strategy to attain these goals includes the following principal components:

•
Focus on broadcasters that seek global content management and distribution services.  We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally.  These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts.  Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution.  We have grown from distributing 8 channels in 2000 to distributing more than 590 television and radio channels currently.  In addition, we provide Internet streaming services to more than 140 television and radio channels.

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

•
Establish a local presence in key markets.  We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as our 2008 acquisition of the Hawley Teleport in Pennsylvania.  We believe that the acquisition of the Hawley Teleport is a significant first step in our strategic plan to build a strong local presence in the North American region, and further expand the footprint of our RRsat Global Network.  We expect to continue to expand in the United States and subsequently in Europe and Asia, although the availability of specific opportunities may alter this sequence.  According to Euroconsult, the North American market is expected to continue to be by far the most significant broadcast market in the near term, and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for the Asia Pacific region, which we believe does not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Europe and Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures.  We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, further meet the broadcasters growing requirements for cost-effective end-to-end digital media management, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

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

•
Expand and adapt our service offerings to new technologies and services.  The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the increased penetration of HDTV broadcasts and emerging 3DTV, digital video broadcasting over fiber transmission, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television.  We are currently focusing on supporting video on demand (VOD), HDTV broadcasts, 3DTV broadcasts, MPEG 4 and Windows Media 9 broadcasting.  We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies.  This will allow us to continue to provide comprehensive services to our customers, and in some cases we could reduce our capacity cost per channel.  We intend to develop our MSS business by expanding our relationships with other providers in the supply chain of those services, and invest in appropriate infrastructure to expand the services we can offer our MSS customers.

•
Expand strategic relationships with satellite fleet operators and other telecommunications service providers.  We work closely with large satellite fleet operators and telecommunications service providers and intend to explore further avenues of cooperation.  We have entered into strategic agreements with British Telecom (BT), Intelsat, Thaicom (formerly Shin Satellite) and APT (formerly Loral Skynet and Telesat Canada) for the joint marketing of their capacity and our value-added services.  We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we would provide value-added services while they would provide transmission capacity.  For example, in 2007 we entered into a cooperation agreement with Loral Skynet (which was subsequently assigned to Telesat Canada and to APT), which was amended in 2010, for the joint marketing of a platform designed to offer TV and radio channels efficient and reliable means for reaching cable and satellite head-ends throughout Asia and Africa.  In 2010, we entered into an agreement with British Telecom under which RRsat will gain access to BT’s media switch in London, which will enable RRsat to link into BT's Global Media Network, its satellite services, and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage. BT’s media customers will in turn benefit from the ability to link into the RRsat Global Network for global distribution.

Industry Background

Changes in the technology, regulation and economics of the communications industry over the past three decades have presented increasingly complex challenges and opportunities.  The transmission of voice, data and video content has been dramatically altered by convergence in wireline, wireless and IP technologies.  Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies.  Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content delivery and reach larger markets.

Broadcasting Industry Dynamics

There are a number of continuing market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

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

•
Expanding channel lineups.  In the last decade, numerous new content providers have begun broadcasting.  Competition between networks for audience and revenues and competition between service providers for customers, as well as satellite providers' offering local channels and localized content, are all catalysts for a larger number of channels becoming available.  According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005 and to approximately 27,000 in 2009.  There are also special interest broadcasters, such as the BabyTV Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. Additional growth comes from special interest ethnic channels.  The world’s population is becoming increasingly mobile and increasingly connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of ethnic satellite television channels. These new channels will lead to a greater volume of content being distributed over satellite and terrestrial fiber networks globally.

•
New broadcasting technology.  Increased HDTV adoption, newly emerging 3DTV technologies and digital simulcast are expected to lead to even greater increases in the number of channels available.  At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as our company.  The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber networks.

•
Emergence of television alternatives.  Alternative content distribution mechanisms are causing content providers to rethink their means of reaching their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with wither external or built-in set-top boxes.  According to Point Topic, a leading websource on broadband statistics and analysis, in 2010 the total number of IPTV subscribers worldwide stood at 41.9 million, representing 36.7% growth over the previous year.  New service providers offering video over the public Internet open the door for new content providers to enter the industry using the rapid and reliable transmission of vast amounts of information over the Internet, which will still require a network such as the RRsat Global Network, which integrates satellite-based and terrestrial fiber capacity to deliver content to such service providers.  During 2010 we began delivering content to Mobile TV operators, which provide television content over cellular networks.

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

Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber networks for a variety of communications and entertainment applications.

Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs.  A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, known as "point-to-multipoint" or "footprint" coverage.  Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations.  These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations.  Recent technological innovations, such as HDTV and 3DTV programming, require far more satellite capacity to transmit content than standard definition (SDTV) programming, and are expected to grow rapidly as programmers seek to increase their revenues from audiences where these new formats can enhance the content.

The availability of transmission capacity accompanied by the growth in the number of broadcasters and need to localize content has increasingly led content providers and broadcasters to seek greater flexibility and a broader array of service offerings.  For instance, when uplink services were provided only by monopoly national carriers, broadcasters had little choice but to commit to long-term, fixed transmission plans with few value-added services.  A content provider who wanted to expand the geographic scope of its broadcasts needed to negotiate new terms with the carrier.  Since the deployment of terrestrial fiber networks in the late 1990s, broadcasters have selectively turned to fiber-based delivery as an alternative method of transport for key events and other common broadcasting needs.  In certain regional and trans-regional markets, terrestrial fiber networks provide a more cost-effective alternative for certain types of applications, such as "point-to-point" transmissions, than satellite capacity.  Terrestrial fiber networks can provide certain benefits for intercontinental delivery of footage from pre-planned events and for other media activities, such as international video distribution for pre- and post-production.

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

Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, from systems integration to network management.  According to a report published by the World Teleport Association in June 2010, the global teleport sector has seen commercial revenue growth of 50% (which represents a 7% compound annual growth rate) to $19 billion since 2004.  In the past three years, total revenues of commercial teleports grew by 28% from $15 billion in 2007. Teleports continue to grow in importance as a market channel for the world's satellite operators even as they have become increasingly diverse in their use of transmission technology and mixing satellite with fiber and increasingly with wireless for last-mile services.

The current teleport sector consists of four primary types of service providers, all with different strategies:

•
In-house broadcasters – broadcasters that have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for the local markets of the broadcasters, and the customer's primary focus is producing rather than distributing or managing the content, these operations have limited capabilities.  We believe that dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable and is limited in the ability to deliver complex distribution and content management solutions.

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

The RRsat Solution

We integrate state-of-the-art content management services with global content distribution services to offer our customers comprehensive and flexible solutions, which allow our customers to broadcast to specific regions or expand to global broadcasts in a cost-effective manner.  This is accomplished through services utilizing a combination of satellite transmission capacity, terrestrial fiber transmission capacity and the public Internet in a manner that is customized for each customer and its changing needs.  We also provide comprehensive production and playout services for broadcast video and audio, as well as satellite newsgathering services (SNG).

We operate our principal teleports in Israel and the Hawley Teleport in Pennsylvania, and use hosted teleports in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands to provide global distribution capabilities.  Because of Israel's unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa.  By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia.  Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one satellite space segment.

In addition, we do not own or operate a fleet of satellites or fiber network, which greatly reduces our capital expenditures.  We lease capacity from owners of satellite fleets and fiber network providers, either on terms that obligate us to pay only for capacity that we actually use or by making a commitment and reserving blocks of capacity.  This results in an efficient expense model that limits our fixed costs.  We attempt to match lease obligations with customer commitments.  At the same time, we have the ability to increase our capacity as required to meet customer needs.  Because of our global reach and flexibility, we believe we offer an attractive rollout strategy that provides comprehensive services to broadcasters who initially wish to broadcast to one region but anticipate possible expansion into other regions.

We make use of our state-of-the-art satellite transmission infrastructure and expertise in this field to offer mobile satellite services, or MSS.  These services serve as an addition to our content management and distribution services and enable us to provide additional services based on our satellite transmission capabilities.

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 39 satellites and have the ability to receive transmissions from 73 satellites, which allow our customers' content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility, to an Internet Protocol television (IPTV) operator headend or to direct-to-home consumers.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport.  We operate an array of more than 180 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, monitoring for special events.  We have the ability to receive downlinks from a total of 73 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat Canada, APT, TürkSat, ISRO, RSCC, Hellas Sat, HispaSat, PakSat, Nilesat, MEASAT and Gazprom.

Turnaround services involve the receipt and immediate re-transmission of broadcasts (for instance, receipt via a downlink or terrestrial fiber transmission, and re-transmission via an uplink).  This includes channel distribution and backhaul services (services through which our RRsat Global Network transmits a live feed from a remote location to a broadcaster's central editing and broadcasting facilities), sports feeds, and other continuous and occasional feeds.

We provide continuous year-round global distribution services via satellites or terrestrial fiber networks on a full-time basis to more than 590 television and radio channels.  In addition, we provide Internet streaming services to more than 140 television and radio channels.  Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents.  The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

Our teleports in Israel and the United States have more than 180 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems, and automatic fire detection and extinguishing systems.

Our satellite services provide transmission over C-band (these frequencies, which have traditionally been used for video broadcasting, are less susceptible to terrestrial and atmospheric interference but require large antennas), Ku-band (these frequencies have shorter wavelengths and require more powerful transponders but use smaller dishes for reception) and Ka-band satellite transmissions (these frequencies have very short wavelengths and use much smaller dishes for reception, but offer large bandwidth).  Our uplink services cover every significant population center.  This allows us to offer comprehensive digital direct-to-home content management and distribution services to North America, Europe, the Middle East, Asia and Australia.

In addition to offering services that are based on satellite transmission, we offer our customers services involving terrestrial fiber connectivity to and from a variety of international and domestic news services studios in Israel.  Our fiber network extends to four continents, which allows our customers to choose a transmission medium or combination of media that best serves their individual needs in the most cost-effective manner. In addition, we offer our customers the ability to stream their channels using secure MPEG over Internet Protocol (MPEGoIP) standard, which provides low-to-zero latency over standard IP connections, and maintains high content resolution.  This solution may be used either as backup for automatic redundancy for the customer's direct fiber connection, or as a primary contribution solution to our facilities for further distribution.  We provide DVB-S and DVB-S2 (the first and second generation European standards for digital video broadcasting—satellite) transmission capabilities in both standard definition (SD) and high definition (HD) formats, enabling us to reach cable, satellite (DBS), IPTV and Mobile TV operators, as well as millions of direct-to-home (DTH) viewers.  We also have the capability to support digital video broadcasting via terrestrial transmitters (DVB-T) when our customers introduce the use of this standard.

Content Distribution: Internet

We also offer our customers the ability to distribute their services over the public internet network, either via a dedicated IP address or over RRsat's Global Internet TV platform, an innovative service that enables customers to distribute their services on a platform that utilizes peer-to-peer technology and that brings to end customers the look and feel of the traditional cable or satellite platforms, all through the public Internet and on a world-wide basis.

Master Control Rooms

We continuously control all signals going out and all signals received from satellites through our control rooms located at each of our facilities, which are manned 24 hours a day, 7 days a week.

Network Operations Center

During 2010, we have implemented a new, advanced and automated system to monitor all traffic delivered through our RRsat Global Network.  The system can automatically detect failures or degradation in the service, even before such failure is noticeable by the viewers of the channel.  The system automatically alerts the services technicians and representatives of the failure and provides reports of the failure and the actions taken to correct and prevent future failures.

Hosting Services

We provide hosting services to customers who wish to place equipment, such as satellite dish antennas, communications equipment, servers and computers, which are operated remotely by such customers.  Our facilities provide all the required facilities, such as electricity and environmental conditions.  Our on-site technicians provide first level maintenance services and assist the customer in troubleshooting malfunctions in the customer's equipment.

       Content Management: Production and Playout Services

We operate an automated, high-capacity facility for content management services.  Our services enable our customers to easily expand the number of channels they broadcast.  We offer our customers flexible packages, which we deliver with a high degree of redundancy and availability.  Our automated production and playout facilities offer a variety of value-added services, discussed below:

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

Studio Facilities.  We offer a comprehensive range of studio services for broadcast video.  We maintain terrestrial fiber networks on a full-time basis to various studios in Israel and the surrounding region, and we can obtain these studios for our customers' use when needed.  We operate a studio facility in Jerusalem, which enables our customers to broadcast news reports against various familiar Jerusalem backgrounds.

Edit Suites.  We also offer our customers extensive editing facilities in Israel to support their broadcasts, which provide them with all the equipment necessary for editing their programs, advertisements and promos.

Playout Services:

Digital Storage and Archive.  We generally receive content directly from broadcasters on digital media (tapes, CDs, DVDs or hard disk drives), by satellite transmission, over leased terrestrial fiber telecommunications lines or over a broadband Internet connection for file transfer protocol (FTP) access.  In some cases the content is received from our fleet of mobile satellite newsgathering units.  Content that arrives either as files or on physical media such as tapes, CDs, DVDs or hard disk drives is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

Playout and Play-lists.  We compile a customer's discrete programming and advertising content into a complete broadcast channel.  We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets.  These broadcast variations can be augmented with the insertion of advertisements by market, with advertisements geared to each local audience.  We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

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

Network Supervision.  We offer remote monitoring and control services, mostly through the public Internet, which allow our customers to supervise and alter the broadcasts that are transmitted from our facilities remotely from their own facilities.

Media Asset Management.  Our playout center includes an advanced Media Asset Management (MAM) system to convert, archive, edit and meta-tag content, including live downlinks, as it is captured.

Installation and Operation of Playout Centers at Customer's Premises. We offer customers the convenience of installing and operating a fully-equipped playout center, at the customer's premises, adjacent to customer's studios and editing rooms. Our team of professional technicians provide around-the-clock services to ensure smooth operation and playout of the channel, which allows the customer to focus on what it does best – production of content.

Mobile Satellite Services Business:

We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, including value-added services, such as email, fleet tracking and electronic billing.  711 is our brand name for the MSS segment.

Our company has invested in state-of-the-art technology that is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems, which reduces costs of infrastructure and enables us to service a larger number of customers using a reduced work force.

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

Fleet 33/55/77.  Inmarsat's Fleet services allow voice, fax and data communications for both ocean-going and coastal vessels, delivered via a range of antenna sizes to fit different types of vessels.  The Fleet services allow vessels to stay online at any time while paying only for data sent or received.  Fleet 33 allows up to 9.6 kbps of bandwidth, Fleet 55 allows up to 64 kbps of bandwidth and Fleet 77 allows up to 128 kbps of bandwidth.  Fleet 33 utilizes the smallest antennas and is suited for small size vessels, while the Fleet 77 utilizes the largest antennas and is suited for large vessels.

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

FleetBroadband.  Inmarsat's FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, through a compact antenna on a global basis.  Through this maritime solution, customers can access emails, the Internet or Intranet, via a secure VPN connection, at speeds of up to 432 kbps over a shared channel or stream IP on demand at rates of up to 256 kbps.  Customers can also make phone calls at the same time while accessing their data applications, as well as send text messages using the terminals.  Currently, there are three terminal models that support this type of service – FBB150, FBB250 and FBB500 which differ in antenna size and amount of bandwidth.

IsatPhone. Inmarsat's IsatPhone is Inmarsat's mobile satellite phone service which provides a simple and affordable way for making satellite phone calls using a hand-held portable device.  This service is designated for personal users who travel to areas where landline or cellular networks are unavailable.  Supplementary services include voicemail, call waiting, call forwarding and text messaging.

MSS Value-Added Services:

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

smart@sea™. smart@sea™ is a service based on a server developed by RRsat's engineers which connects to the customer's vessel’s local area network (LAN), the crew’s PCs and a fleet broadband satellite terminal and modem.  This setup eliminates the need for customized, PC-based client installations and allows the customer to optimize the utilization of the satellite link.  Services based on the smart@sea™ server allow for the acceleration, compression, caching and archival of the Internet, voice and data traffic of the maritime consumer.

               Voice and Data Satellite Relay Services:

We provide satellite relay services of voice and data signals.  These services are mainly used to allow customers in remote areas of the world or in places with insufficient telecommunications infrastructures access to the international Internet backbone or place satellite telephone calls either within the closed satellite network, or for termination to a landline telephone network.  Services may be used either as point-to-point services whereby a satellite modem connected to the Internet backbone or telephony network is communicating directly with a satellite modem at the remote location utilizing a dedicated satellite bandwidth, or as a managed network of very small aperture terminals (VSATs) located at each remote location and a hub located at one of our facilities, which manages the satellite bandwidth and allocates to each remote location the required bandwidth at each point of time.

VSAT networks may also be used by maritime customers, either as a stand-alone service or a complimentary service for our MSS services, and allows broadband data communications between vessels and between the vessels and the shipping company's headquarters.

Network

Our RRsat Global Network is composed of various leased satellite platforms, terrestrial fiber capacity and the use of the public Internet.  Our teleport in Re'em and the teleports in Emek Ha'ela and Pennsylvania that we acquired in 2008, and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 39 satellites and downlink services from 73 satellites.  Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

The following table lists the satellites on which we lease capacity by their primary regional coverage:

RRsat Global Network -- Satellite Component

Europe	North America	Asia	Middle East	Africa	South America	Australia
Amos-2 Amos-3 AtlanticBird-1 Eurobird-9A Eutelsat Sesat 1 Eutelsat-W2A Eutelsat-W3A Eutelsat-W6 Eutelsat-W7 Hotbird-6 Hotbird-8 Hotbird-9 Intelsat 10-02 Telstar-12	Galaxy-19 Galaxy-23 Hispasat-1C Intelsat-805	ABS-1 Agila 2 Apstar-2R Asiasat-5 Insat-2E (APR-1) Intelsat-10 Thaicom-5
Amos-2
Amos-3
Asiasat-5
AtlanticBird-1
AtlanticBird-4A
Eurobird-2
Eurobird-9A
Eutelsat Sesat 1
Eutelsat-W6
Eutelsat-W7
Express AM44
Hotbird-6
Hotbird-8
Hotbird-9
Insat-2E (APR-1)
Intelsat-10
Intelsat 10-02
Thaicom-5
Telstar-12
Yamal-201
				AtlanticBird-1 Intelsat-7 Intelsat-10 Intelsat 10-02 Intelsat-802 Telstar-11N Thaicom-5	Hispasat-1C Intelsat-805	Asiasat-5 Insat-2E(APR-1) Intelsat-10 NSS-6 Optus-D2 Thaicom-5

A significant portion of the satellite capacity we use (approximately 41.4% as of December 31, 2010) is leased through long-term lease agreements with three satellite operators, which provide coverage primarily for Europe and North America.

Our teleports in Israel and the United States have more than 180 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters in diameter.  In addition to these teleports, we operate three auxiliary teleports elsewhere in Israel (two in Herzliya and one in Jerusalem) and utilize hosted teleports in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands.

We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, California and Georgia), the United Kingdom, Russia, Israel, France, Germany and Hungary.

Our network is an all Internet Protocol network, regardless of whether we are transmitting via satellite or over terrestrial fiber networks or the Internet.  Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization.

Our network services costs amounted to $42.3 million in 2008, $50.5 million in 2009 and $58.0 million in 2010.  As of December 31, 2010, our contractual commitments for the next five years under our operating network leases amounted to $112.6 million.

Customers

Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters.  In 2010, we had more than 550 continuous and occasional customers for distribution and content management services and more than 220 customers for MSS and six customers for voice and data relay services.  Our top ten customers represented 31.6%, 27.7% and 23.0% of our revenues in 2008, 2009 and 2010, respectively, and no single customer accounted for more than 5.0%, 4.3% and 5.0% of our revenues during each of these periods, respectively.  For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services
Commercial Channels	Governmental Channels	Religious Channels	and News and Sports Channels
Baby First TV Baby TV Conto TV Fashion TV KIDSCO TV MGM Music One TV IPN TV NTD TV PRO TV RTG TV	BVN TV (The Netherlands) CCTV (China) Channel One Russia Kurdsat MRTV (Myanmar) RTP (Portugal) Thai Global Network Sverige TV (Sweden) VTV-4 (Vietnam) Voice of America	3 Angels Broadcasting Apostolic Oneness Network CGN Channel New Life Daystar GOD TV Hope TV MTA Channel Supreme Master TBN TV The Word Network	Al Jazeera Channel All Sports Network (ASN) Fox News Fox Sports HD Israel's Channel 10 Israel's Channel 2 Israel's Sport5 Channels Russia Today Sky News HD

Contracted Backlog and Agreements

Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional one to five years.  As of December 31, 2010, we had contracted backlog totaling $187.9 million through 2020, of which $79.0 million are related to services expected to be delivered in 2011, and $55.6 million are related to services expected to be delivered in 2012.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  As of December 31, 2010, the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately 3.3 years. For additional information regarding our contracted backlog, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview."

As of December 31, 2010 we had 336 major long-term service contracts with 189 customers, of which 129 are due for renewal in the next 12 months. The pricing is typically project based.  Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity.  Approximately 90% of our agreements for content management and distribution services follow a "take or pay" format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration or does not use the services provided for in the contract. Agreements for MSS are based on payment per use and do not have a minimum commitment.

Sales and Marketing

Our sales and marketing strategy is to tailor cost-effective solutions to customers' needs based on geographic reach and technical suitability.  We market and sell our content management and distribution services directly to broadcasters or to other distribution service providers who seek a cost-effective solution for their customers.  Prospective customers for our services include those who are already broadcasting through satellite transmission providers, those who are broadcasting through terrestrial means and wish to initiate satellite transmissions, and potential broadcasters who have not yet begun transmitting through either terrestrial or satellite means.  We strive to present comprehensive solutions that reflect the optimal medium or media (satellite, terrestrial fiber transmission or delivery over the public Internet) for the customer's specific requirements.

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

Strategic agreements with satellite fleet operators and telecommunications service providers are an additional avenue by which we market our services.  We have entered into strategic agreements with several satellite fleet operators and telecommunications service providers, pursuant to which we jointly market our services.  These agreements generally provide for the satellite fleet operators or service providers to market our value-added playout and production services to their customers, and in return we receive preferential rates on the related satellite transmission capacity and other telecommunications services.

For example, we have entered into strategic arrangements with Intelsat, Thaicom (formerly Shin Satellite), APT and British Telecom:

•
Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Insat-2E (Intelsat APR-1) satellite.  This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite.  We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat.  The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services.  This agreement extends through June 2011 following an extension until the expected end-of-life of the satellite.

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

•
APT (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite, which was recently renamed Apstar-2R.  This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite.  We agreed with APT to jointly market content management and distribution services in conjunction with the satellite capacity we lease from APT.  The agreement provides that we make certain payments to APT for the leased capacity and APT pays us to the extent it sells any of our services.  This agreement extends through December 2012 and provides for automatic renewal periods of one year each, unless terminated by either party.  However, if we achieve a certain threshold of capacity utilization, we have an option to renew the agreement through June 2015.

•
British Telecom (BT) (Teaming) – We have signed a strategic alliance with British Telecom's Media and Broadcast Division.  The alliance will combine our companies' capabilities in content management and global distribution services with BT’s Global Media Network and existing satellite portfolio. RRsat will gain access to BT’s media switch in London which will allow RRsat to link into BT's Global Media Network and satellite services and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage.  BT’s media customers will be able to link into the RRsat Global Network allowing for global distribution.  This agreement extends through July 2020.

We also market our services by means of our corporate website, advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

We are active in industry organizations, and we are a member of the World Teleport Association, the Cable and Satellite Broadcasting Association of Asia (CASBAA) and the Institute of Electrical and Electronics Engineers (IEEE).

Competition

Content Distribution and Management Services

We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks.  This content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators.  Each of these service providers allows for the distribution of content and some also provide certain content management services.  We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business.  As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitors are GlobeCast, which is a subsidiary of France Telecom, and Arqiva Limited, a company held in part by Macquarie UK Broadcast Holdings Ltd.

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

We also compete indirectly with telecommunications companies such as Telespazio (an Italian telecommunications provider), Vyvx (owned by Level 3) and Telefónica S.A. (the incumbent Spanish telecommunications provider) in Europe, and REACH and Singapore Telecommunications in Asia, to the extent that they offer content management and distribution services.  We believe that our competition with these companies is limited since they are tied to their own terrestrial network and mainly provide regional broadcasting, while we focus on the provision of global content management and distribution service.

Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network.  Since we offer our customers a global network, then to the extent they expect their activities to include value-added services, these ventures pose direct competition to our business.  Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value-added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral.  The satellite carriers that offer some value-added services with which we compete include Intelsat and SES World Skies.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.  The largest of these fleet operators are Eutelsat, Intelsat and the SES Group.

In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets.  These operators include companies such as Encompass Digital Media, which recently acquired Crawford Communications and Ascent Media's content distribution business, Arqiva and Teleport Internacional Buenos Aires.  The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent teleport operator, mainly due to their global network and ability to innovate and react to the changing needs of customers.  In addition, we face competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are GlobeCast, Eurocom (an Israeli telecommunications group) and Barak Netvision 013 (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRsat Global Network.  In addition, with the exception of GlobeCast and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  We would be adversely affected if the amount of satellite capacity available for video and audio broadcast continues to decrease, since satellite fleet operators might engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them.  In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another.  In these situations, in addition to the quality factor, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price.  Such competitive factors include a satellite's technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite.  In addition, purchase decisions may be based upon the satellite operator's country of origin and ownership.  The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits.  Because customer contracts are generally for terms of three to five years, there is limited movement of existing customers from one service provider to another.

Global MSS

The global MSS industry is highly competitive.  We face competition from other Land Earth Station Operators (LESOs) and Inmarsat Distribution Partners (DPs) as well as from distributors of a number of competing communications networks and technologies.  We expect to continue to face significant competition in the future.

The major LESOs and DPs in the Inmarsat services market, which together hold the majority of the market share for these services, are Vizada Satellite Communications, which was formed by the merger of Telenor Satellite Services and France Telecom Mobile Satellite Communications, and Stratos Global Corporation, formerly an independent Inmarsat services provider which was purchased by Inmarsat in 2009 and became a wholly owned operating division of Inmarsat.  Other second tier LESOs and DPs include Singtel, MVS, OTE, Telecom Italia, KDDI and KT.

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

Regulation

Satellite and terrestrial fiber transmission services are highly regulated industries, both in Israel and internationally.  Obtaining and maintaining the required approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time.  The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time.  Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated.  If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure could result in decreased revenue, increased costs and a decline in our profitability.

We are also subject to fees associated with the regulatory and licensing requirements discussed above.  The countries, territories and institutions that regulate us could change these fees at any time.  Significant increases in the fees to which we are subject in a particular jurisdiction could negatively impact our plans to provide services in that jurisdiction or our profitability.

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of uplink, downlink and turnaround services is scheduled to expire in July 2013. This license sets the type of customers and the conditions under which we are authorized to provide uplink, downlink, turnaround and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 2015.  The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance.  This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel and is scheduled to expire in December 2011.

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

In February 2011, the Ministry of Communications circulated a proposed amendment to the Communications Law for public comment.  The amendment proposes that all license holders will be restricted in imposing termination penalties on subscribers of telecommunication services who terminate their agreement with the license holder before the expiration of the term of such agreement.  While this proposal is at a very early stage of legislation and there is no certainty if, when and in what form such proposal will be eventually adopted, and while, based on our reading of the proposal and the opinion of our legal advisors, it is doubtful whether the proposal will apply to us, there can be no assurance that such proposal will not eventually apply to our company and our licenses from the Ministry of Communications.  If the proposal is adopted and passed into law and applied to the agreements with our customers, such legislation may affect our ability to retain and enforce our customers' commitments under the agreements signed with our customers for services provided from our teleports in Israel.

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

We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment in our teleport in Re'em, effective through September 2012.  The permit for our Emek Ha'ela teleport was assigned to us by Bezeq following our acquisition of the teleport and is effective through April 2013.  We are in the process of registering the permit in our name.  We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

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

The erection and operation of our Re'em and Emek Ha'ela teleport sites requires building permits from local and regional zoning authorities.  The building permit for our Re'em teleport site expired on October 20, 2009, and our application to extend the permit for an additional 3 years term was denied on January 6, 2011.  On March 20, 2011, we appealed the decision to the District Building and Zoning Appeals Committee.  In addition, the Regional Building and Zoning Committee filed an indictment against our company for allegedly building and placing antennas at our Re'em teleport without a permit.  A hearing on the indictment is scheduled for April 27, 2011.

The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.

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

The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we have not yet obtained.

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

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  Most recently in 2011, RRsat successfully renewed one of its earth station licenses. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

Under the rules of the FCC, telecommunications providers are required to pay various fees and surcharges, including annual regulatory fees and assessments for certain regulatory support mechanisms that help sustain number portability administration, telephone numbering administration and telecommunications relay service for the hearing impaired.  In addition, subject to certain limited exceptions, telecommunications providers must contribute to the federal Universal Service Fund ("USF"), which helps ensure that affordable telecommunications services are accessible throughout the United States.  Many of these fees, including USF contributions, are based upon interstate and international end user revenues.  We believe that we previously were exempt from many of these fees due in part because our services, provided on a non-common carrier basis in the United States, were primarily international in nature, thus we had very little domestic interstate revenues.  Our domestic business and associated revenues grew in 2010, however, which requires us to start paying such fees and surcharges.  Since our US operations are conducted by our Delaware subsidiary, these fees will be assessed only on our subsidiary's telecommunications revenues.  The fees imposed by the FCC are subject to change periodically by the FCC, and the manner in which telecommunications providers can recoup these fees from customers is subject to various restrictions.  In addition, the FCC contribution methodology is subject to an on-going rulemaking proceeding in which the FCC is considering basing contributions on line capacity or the aggregate number of telephone numbers used by a carrier’s customers.  It is not possible to predict when the FCC will act on those proposals, and if so, how or whether the FCC’s decision will affect our USF contribution amounts.

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

Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or terrestrial facilities) must comply with various regulatory requirements pursuant to Title II of the Communications Act, including obtaining operating authority from the FCC under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over any lines of communication.  The FCC simplified the Section 214 authorization process by automatically granting "blanket authority" that permits common carriers providing interstate services to construct or operate domestic transmission lines without applying for domestic Section 214 authorization.  This blanket authority, however, does not extend to common carriers providing international services (on a facilities or resold basis) and any such carriers must apply for and obtain Section 214 authority prior to providing international services.  In addition, FCC approval under Section 214 of the Communications Act must be obtained before a domestic or international common carrier or its licenses or assets can be acquired by a third party.  We believe that we are currently operating as a private carrier in the U.S., and therefore are not subject to Title II of the Communications Act and do not require Section 214 authorization from the FCC.  If in the future we choose to operate the Hawley Teleport as a common carrier or to acquire another teleport in the United States and operate it as a common carrier rather than a private carrier, however, we will need to obtain an international Section 214 authorization in addition to the Title III wireless license(s) described above.  We currently are not providing MSS services in the United States, but to the extent we do so in the future, and those services are provided on a common carrier basis, we would be required to comply with the FCC’s Title II requirements with regard to those services.

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

Trademarks

We have obtained trademark registrations for the name "RRSAT" in Israel, the United States, the European Union and Russia.  The initial terms of the registration of our trademarks are for 10 years from the date of application and are renewable thereafter.

C.  Organizational structure

We are organized under the laws of the State of Israel.  We have two wholly owned subsidiaries, a corporation incorporated under the laws of the State of Delaware and a limited liability company organized under the laws of the Republic of Cyprus.  None of our subsidiaries is a significant subsidiary.

D.  Property, plants and equipment

We lease approximately 122,500 square feet at our main teleport in Re'em, Israel.  We occupy approximately 47,400 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2011.  We have an option to extend this lease for two additional terms of five years each. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans.  We also lease approximately 10,500 square feet adjacent to our Re'em teleport pursuant to a lease that we entered into in November 2007 and which expires in December 2011, though we have an option to extend the term for up to an additional 10 years.

In May 2006, we entered into a lease for approximately 4,000 square feet in Re'em, Israel, adjacent to our Re'em teleport.  This lease expires in December 2011 following our exercise of an extension option and we have an option to extend the term for an additional 4 years. In December 2008, we entered into another lease for approximately 650 square feet in Re'em, Israel, adjacent to our Re'em teleport.  This lease also expires in December 2011, with an option to extend the term for an additional 4 years.

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

Since August 2005 we have been leasing a broadcasting studio facility of approximately 10,800 square feet located in Jerusalem, Israel.  The studio facility lease expires in July 2015 following our exercise of an extension option. We have an option to extend the term for an additional period of ten years at our election.  Since July 2007 we have also been leasing an approximately 3,600 square foot facility in Jerusalem, Israel.  This lease expires in July 2015 with an option to extend the term for an additional period of 10 years.

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 538,200 square feet near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty nine years.  The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared a detailed plan for the site which was approved by the ILA and are in the process of approving the plans for the site with the relevant zoning and building committees.  If the development agreement is cancelled, the ILA will refund the fees we paid for the land less a 15% termination fee and 6% per annum fee.  We believe there is a remote chance that the ILA will cancel the allocation of the land to us.

In May 2008, we completed the acquisition of the Hawley Teleport located in Pike County, Pennsylvania from Skynet Satellite Corporation for approximately $4.9 million.  The teleport includes approximately 212 acres and a three floor communications building with approximately 40,000 square feet.

In March 2010, we entered into a lease agreement, which was subsequently amended in June 2010, for the lease of a total of approximately 21,000 square feet of office space at the Airport City Industrial Zone in Israel. These premises will be used for our company's headquarters, sales and finance divisions.  The premises are currently being renovated and we plan to relocate to such premises during 2011.  The lease expires in June 2015, with an option to extend for two additional terms of 5 years each.

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

A.  Operating results

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries.  Through our proprietary "RRsat Global Network," composed of satellite and terrestrial fiber transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure.  Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customers' broadcast schedules, known as playlists.  We concurrently provide satellite and fiber distribution services to more than 590 television and radio channels, covering more than 150 countries.  In addition, we provide Internet streaming services to more than 140 television and radio channels.

We also provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.  We currently provide MSS to more than 220 end customers, either directly or through 19 ISPs.

We lease our transmission capacity from satellite and terrestrial fiber network providers to fulfill the distribution requirements of our customers.  By leasing capacity as required, we minimize our capital expenditure and reduce excess capacity in our network.  Consequently, our network can be expanded substantially without having to incur significant capital expenditures.  Most of our capital expenditures relate to transmission and playout equipment.  Because of our network design, we have incurred relatively minimal indebtedness in growing our business.  We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.  Most of our customers have entered into long-term contracts with us, and these contracts represent the majority of our revenues.  This allows us to minimize capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer.

We formed the company in 1981.  In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we formed the "RRsat Global Network" concept and entered into the global content management and distribution services market.  In the last ten years, RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber networks and the public Internet.  In 2003, we opened our playout center.  Today we provide playout services to more than 130 television channels for distribution through our RRsat Global Network.

In 2008, we acquired a teleport in Hawley, Pennsylvania, to strengthen our presence in the United States, and we acquired the satellite business of Bezeq, including its teleport in Emek Ha'ela, Israel, and its MSS business aimed at end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

We see a significant financial advantage in strategically leasing the satellite and fiber capacity of our global network.  Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

Revenues.  We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 590 television and radio channels.  We provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end users and ISPs who use designated Inmarsat terminals (see Item 4 "Information on the Company" for a detailed description of the services that we provide).

Most of our revenues are from monthly services provided to our customers under long-term contracts.  In 2008, 2009 and 2010, 94%, 90% and 88.2%, respectively, of our revenues were generated from long-term contracts for content management and distribution services, and 6%, 4% and 4.9%, respectively, of our revenues were generated from occasional content management and distribution services.  Approximately 6.0% and 6.9% of our revenues in 2009 and 2010, respectively, were generated from MSS.

Reporting Segments.  The company's operating segments are strategic business units that offer different communications services and are managed accordingly.  As a result of the acquisition in November 2008 of Bezeq's MSS, the 711 business unit, beginning in 2008 we present operating segments.  We analyze our operating segments based on each segment's gross profit.  Our two reportable segments are (i) the content management and distribution services to television and radio broadcasting industries and (ii) MSS.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years.  As of December 31, 2010, we had contracted backlog totaling $187.9 million through 2020, of which $79.0 million are related to services expected to be delivered in 2011 (consisting of $22.6 million related to services expected to be delivered in the first quarter of 2011, $20.9 million related to services expected to be delivered in the second quarter of 2011, $18.9 million related to services expected to be delivered in the third quarter of 2011, and $16.6 million related to services expected to be delivered in the fourth quarter of 2011), $55.6 million are related to services expected to be delivered in 2012, $30.8 million are related to services expected to be delivered in 2013 and $12.2 million are related to services expected to be delivered in 2014.  Of our $187.9 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $169.9 million, or 90.4%, is related to obligations to be provided under non-cancelable agreements and $18 million, or 9.6%, is related to obligations to be provided under cancelable agreements.  Of our $18 million contracted backlog that relates to cancelable agreements, $7 million relates to services to be delivered in 2011, $6.1 million relates to services to be delivered in 2012 and $5.0 million relates to services to be delivered from 2013 through 2020.  Approximately 9.1% of our cancelable agreements may be canceled by an advanced notice of between 7 to 180 days, while 0.5% of our cancelable agreements may be canceled at certain predefined exit dates.  We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces.  As of December 31, 2010, the weighted average remaining duration of our contracted backlog was approximately 3.3 years.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2008, 2009 and 2010 was $185.7 million, $167.9 million and $187.9 million, respectively.  The increase in 2008 in contracted backlog resulted from additional new customer contracts and expansion and renewal of existing customer contracts.  The decrease in 2009 in contracted backlog resulted from our decision to terminate certain customer contracts due to their failure to meet the payment obligation due primarily to the unfavorable global economic conditions in 2008 and 2009.  The increase in 2010 was a result of a net increase in new long-term contracts signed in excess of customer contracts that were terminated.  If such conditions continue, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2008 through 2010, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2008	2009	2010
	(as a percentage of total revenues)
North America	24.5%	22.4%	24.0%
Europe	40.8	42.2	44.6
Asia	11.1	11.3	9.1
Israel	6.9	6.9	7.2
Middle East (other than Israel)	11.7	13.0	13.6
Rest of world	4.9	4.3	1.5
Total	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2010, our content management and distribution services revenues were derived from more than 550 customers and our MSS were derived from more than 220 customers.  In 2010, our ten largest customers accounted for 23% of total revenues, and no single customer accounted for more than 5% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the content management and distribution segment. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

Cost of Revenues.

Content Management and Distribution.  Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services and fiber capacity), salaries and depreciation of facilities, transmission and playout equipment.  The principal component of cost of revenues is the monthly fees paid to network service providers, such as satellite space segment and teleport services and fiber network leases.  We lease our space segment capacity pursuant to long-term contracts.  We can terminate approximately 31.6% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause.  We lease approximately 17.5% of our space segment capacity on a non-preemptible basis, providing our network with a higher level of reliability to our customers and assurance in the case of service outage.  We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution.  Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts.  If we are unable to increase our services prices, our gross profit may decline.

MSS.  Cost of revenues for our MSS business consists primarily of network services (such as satellite space) and payments to subcontractors.

A majority of the company's cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2008, 2009 and 2010, our cost of revenues included $42.3 million, $50.5 million and $58.0 million of variable costs.  For this purpose, we define the company's variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation and labor costs, which we define for this purpose as non-variable costs.

Gross Profit.

Content Management and Distribution.  By leasing the RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network we are able to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network.  Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis.  When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity.  We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.  In addition, we may be required to provide our customers with dual illumination services if we are unable to extend the lease of the capacity utilized by such customers, which means that we are required to pay for two satellite capacities while our customers continue to pay for a single satellite capacity.  This may result in a decrease of our gross margin.

MSS.  Gross profit of our MSS business is affected by the volume of the services we provide and the portion of the services we provide using third parties.

Sales and Marketing Expenses.  Our sales and marketing expenses consist primarily of salary and related expenses for our direct sales force and success-based agent fees for our agents.  Our agreements with agents are nonexclusive unless the agent has identified a potential customer, in which case he will be granted exclusivity for the sales process with such customer.  If the agent is successful, her or his fees are payable during the term of the customer contract and are conditioned on the performance of the contracts, and therefore, we recognize those fees over the contract's term.  Those fees may be a percentage of the marginal profit from the individual customer contract or a percentage of the contract value.  We expect that our selling expenses will continue to increase as we expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers in the United States, Europe and Asia, while continuing to employ our strategy in other parts of the world of working with local marketing and sales agents who are familiar with their local markets, needs and cultures.  The expansion of our sales and marketing efforts as described above entail an increase of our direct sales force, resulting in increased wages, travel and overhead costs and additional success-based agent fees, and an investment in marketing activities to create local brand recognition.  We could also face additional expenses depending on the location of our new local teleports and playout centers that we may acquire.

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents.  In 2010, 2009 and 2008, our operating expenses included $2.5 million, $2.4 million and $1.9 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management fees to our principal shareholders that amounted to $398 thousand in each of 2008, 2009 and 2010 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").

Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management's opinion, adequately reflect the loss included in those debts the company is unlikely to collect.  The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt, past experience and whether the debt has been transferred to a professional collector. A specific provision for doubtful debts is made based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.  We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting.  We intend to fund these expenses from our working capital.

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years. Intangible assets we acquired from Bezeq mainly associated with the MSS business are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

Share-based Compensation.  Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses result from the granting of options to employees and non-executive directors under the fair-value based method of accounting (calculated using the Black-Scholes model) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. The intrinsic value of all options outstanding as of December 31, 2010 was $0.2 million.

Interest and Marketable Securities Income.  Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

Marketable securities at December 31, 2009 and 2010 consisted of U.S. Agency debentures, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. We classify our debt securities in one of three categories, "trading", "available- for- sale", or "held- to- maturity", and our equity securities as "trading".  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity.  All securities not included in trading or held-to-maturity were classified as available-for-sale.

As of December 31, 2009 and 2010, there was an unrealized loss of $0.1 million related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Because we have the ability and intent to hold these investments until a market price recovery or maturity, we concluded that these marketable securities are not other-than-temporarily impaired.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial income (expenses), net, primarily result from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency.  Other financial income (expenses) relate to bank charges.  We expect our currency fluctuation and other financial income (expenses), net to be volatile as a result of fluctuations of the exchange rates between the US dollar and other currencies denominating our transactions, mainly the Euro and the NIS.

Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative.  Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be.  For example, we entered into customer agreements denominated in Euro with customers in the United States, while the Euro is neither our functional currency nor the functional currency of the U.S. customers.  In these cases, FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period.  This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives."  We believe we have been able to reduce the net foreign currency exposure by matching the relevant expense contracts to various similarly denominated revenue contracts with our customers.  However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components of these contracts are not separately accounted for as derivatives.  Accordingly, even though we may have reduced our exposure to currency fluctuations from an economic perspective, the separation of currency derivatives for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro) and or changes to interest rates for U.S. dollar and Euro contracts.  The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities.  For additional information regarding ASC Topic 815, see "Application of Critical Accounting Policies – Fair Value of Embedded Currency Conversion Derivatives" below.

Income Taxes.  Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the "Amendment") was passed by the Israeli Parliament (the Knesset).  According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.  In July 2005 and in July 2009, the Knesset passed tax reform acts that provide for a gradual reduction in the corporate income tax rate as follows: in 2010 the tax rate was reduced to 25.0%, in 2011 it will be reduced to 24.0%, in 2012 it will be reduced to 23.0%, in 2013 it will be reduced to 22.0%, in 2014 it will be reduced to 21.0%, in 2015 it will be reduced to 20.0%, and from 2016 onward the tax rate will be reduced to 18.0%.  Current and deferred tax balances as of December 31, 2009 and 2010 are calculated in accordance with the new tax rates provided in the tax reform.

We were granted in 2006 an "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  See Item 10.E. "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status. In 2008 and 2009, we realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $160 thousand and $114 thousand, respectively.  In 2010 the corporate tax rate was reduced to 25%, and therefore there was no tax benefit resulting from the approved enterprise program.

Expansion Plans.  We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania. We are also upgrading and expanding the infrastructure and facilities in our Emek Ha'ela teleport, which we acquired in 2008, to accommodate new state-of-the-art technologies and solutions that will allow us to offer our customers a wider range of solutions and increase penetration to new media markets. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

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

Business Acquisitions; Goodwill and Other Intangible Assets. In our business acquisition described above, we accounted for our purchase in accordance with ASC 805-10 (SFAS No. 141), "Business Combinations," which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense.  Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the business combination method of accounting. In management's opinion, the goodwill represents the future synergy in the company’s content management and distribution services resulting from the use of the Emek Ha'ela facility for expanding its business.  We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives.  We adopted FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets) requirements regarding goodwill and other intangible assets with indefinite useful lives.  Such goodwill is not amortized, but rather is periodically assessed for impairment.

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

We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of our intangible assets.  When impairment indicators are identified with respect to our previously recorded intangible assets, then we will test for impairment using undiscounted cash flows.  If such tests indicate impairment, then we will measure the impairment as the difference between the carrying value of the asset and the fair value of the asset, which is measured using discounted cash flows.  Significant management judgment is required in forecasting future operating results, which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write downs of net intangible assets and other long-lived assets could occur.  We periodically review the estimated remaining useful lives of our acquired intangible assets.  A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.  We review goodwill annually for impairment, and we review our other amortizable intangible assets for impairment when impairment indicators are identified, and we perform an impairment test to our goodwill at least annually and on an interim basis if circumstances indicate that an impairment loss may exist.  We perform an impairment test to our other amortizable intangible assets when impairment indicators are identified.  The outcome of such testing may lead to the recognition of an impairment loss.

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

Recent Accounting Pronouncements.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation.  The adoption of this guidance in 2011 will affect our disclosures relating to notes receivable.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08 1, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009 13 amends FASB ASC Subtopic 605 25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered.  In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements.  The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price.  Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13.  Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements.  ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted. W e expect that the adoption of ASU 2009-13 in 2011 will not have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2008	2009	2010

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$78,993	$93,687	$102,027
Cost of revenues	53,477	64,548	75,962
Gross profit	25,516	29,139	26,065
Operating expenses:
Sales and marketing	3,914	5,554	6,380
General and administrative	6,582	8,391	9,194
Total operating expenses	10,496	13,945	15,574
Operating income	15,020	15,194	10,491
Interest and marketable securities income	1,111	639	681
Currency fluctuation and other financial expenses, net	177	299	(1,268)
Changes in fair value of embedded currency conversion derivatives	1,342	(1,326)	1,254
Other income, net	10	26	--
Income before taxes on income	17,660	14,832	11,158
Income taxes	4,228	3,254	2,448
Net income	$13,432	$11,578	$8,710
Basic income per ordinary share	$0.78	$0.67	$0.50
Diluted income per ordinary share	$0.77	$0.67	$0.50
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,290,099	17,310,005	17,330,024
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,399,375	17,399,324	17,380,677

Year Ended December 31, 2009 Compared to Year Ended December 31, 2010

	Year ended
	December 31, 2009		December 31, 2010
	(in thousands and as a percentage of total revenues)
Revenues	$93,687	100%	$102,027	100%
Cost of revenues	64,548	68.9	75,962	74.5
Gross profit	29,139	31.1	26,065	25.6
Operating expenses:
Sales and marketing	5,554	5.9	6,380	6.3
General and administrative	8,391	9.0	9,194	9.0
Total operating expenses	13,945	14.9	15,574	15.3
Operating income	15,194	16.2	10,491	10.3
Interest and marketable securities income	639	0.7	681	0.6
Currency fluctuation and other financial income (expenses), net	299	0.3	(1,268)	(1.2)
Changes in fair value of embedded currency conversion derivatives	(1,326)	(1.4)	1,254	1.2
Other income, net	26	0.0	--	0.0
Income before taxes on income	14,832	15.8	11,158	11.0
Income taxes	3,254	3.5	2,448	2.4
Net income	$11,578	12.3	$8,710	8.6

Revenues.  Revenues were $102.0 million for the year ended December 31, 2010, an increase of 8.9%, from $93.7 million in 2009.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services.

For the year ended December 31, 2010, our total revenues included $95.0 million of revenues derived from our content management and distribution services, an increase of $5.9 million, or 6.5%, compared to the year ended December 31, 2009, and $7.0 million of revenues derived from our MSS business, an increase of $2.5 million, or 55.9%, compared to the year ended December 31, 2009.

Cost of Revenues.  Cost of revenues was $76.0 million for the year ended December 31, 2010, an increase of 17.7%, from $64.5 million in 2009.  As a percentage of total revenues, cost of revenues increased from 68.9% in 2009 to 74.5% in 2010.  This increase is due primarily to the expansion of our network as a direct result of the addition of customers to our network, purchase of capacity at higher prices and additional payments for transmission capacity resulting from “dual illumination”, which also resulted in certain excess capacity in the second half of 2010 and additional payments related to MSS network services.  “Dual illumination” occurs when a satellite capacity lease ends and our company chooses to temporarily broadcast over two satellite capacities simultaneously in order to ensure an easy transition period for its customers to switch over to the new satellite capacity.  Network services costs were $58.0 million in 2010, an increase of $7.5 million or 15%, from $50.5 million in 2009.

The $58.0 million network services costs incurred in 2010, consist of $52.3 million of expenses related to our content management and distribution services, an increase of $5.6 million, or 12.1%, compared to the year ended December 31, 2009, and $5.7 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1.9 million compared to the year ended December 31, 2009.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $6.9 million in 2010, an increase of 27.2% from $5.4 million in 2009.  This increase was due to an increase in the number of employees and salary.  Depreciation and amortization was $6.1 million in 2010, an increase of 17.1%, from $5.2 million in 2009.  This increase is directly attributable to the increase in fixed assets as a result of additional capacity acquired in order to support the addition of customers to our network.

As a percentage of content management and distribution revenues, cost of revenues was 73.0% in 2010 and 67.5% in 2009, and as a percentage of MSS revenues, cost of revenues in 2010 was 94.4% compared to 98.3% in 2009.

Sales and Marketing Expenses.  Sales and marketing expenses were $6.4 million in the year ended December 31, 2010, an increase of 14.9 % from $5.6 million in 2009.  The increase in sales and marketing expenses is due to increases in salaries, wages and benefits, increases in agents and commission fees paid to third parties, increase in depreciation and the increase in advertising and marketing activities during 2010.  Sales and marketing expenses as a percentage of revenues were 5.9% and 6.3% in 2009 and 2010, respectively.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 35.8% and 36.2% of our total sales and marketing expenses in 2009 and 2010, respectively.  Salaries, wages and benefits increased by $300 thousand from $2.0 million in 2009 to $2.3 million in 2010 due to an increase in the number of our employees and salary increases.

Depreciation of assets related to marketing activities comprised 5.3% and 5.0% of our total sales and marketing expenses in 2009 and 2010, respectively.  Depreciation increased by $16 thousand from $300 thousand in 2009 to $316 thousand in 2010.

Agents and commission fees paid to third parties comprised 43.3% and 38.4% of our total sales and marketing expenses in 2009 and 2010, respectively.  Agents and commission fees increased to $2.5 million in 2010 from $2.4 million in 2009.

General and Administrative Expenses.  General and administrative expenses were $9.2 million in the year ended December 31, 2010, an increase of 9.6% from $8.4 million in 2009.  The increase is mainly due to the increase in salaries and wages, increase in rent and maintenance costs, mainly related to our new offices in Airport City, and to the increase in professional services fees.  As a percentage of revenues, general and administrative expenses were 9.0% for both 2009 and 2010.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 37.9% and 36% of our total general and administrative expenses in 2009 and 2010, respectively.   Salaries, wages and service fees expenses were $3.2 million and $3.3 million for 2009 and 2010 respectively.

Management fees paid to our principal shareholders were $398 thousand in 2009 and 2010.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees increased from $0.9 million in 2009 to $1.2 million in 2010.

Allowance for doubtful accounts.  Allowance for doubtful accounts was $2.4 million in 2009 and $2.1 million in 2010.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.7 million in the year ended December 31, 2010, an increase of $0.1 million from interest and marketable securities income of $0.6 million in 2009.  This increase is primarily the result of the increase in interest earned on our cash and cash equivalents due to the increase in interest rates and increase in yield of marketable securities.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in an expense of  $1.3 million in the year ended December 31, 2010, an increase of $1.6 million from currency fluctuation and other financial income, net, of $0.3 million in 2009.

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in income of $1.3 million in the year ended December 31, 2010, compared to an expense of $1.3 million in 2009.  The change in the year ended December 31, 2010 is due to the decrease of the exchange rate between the U.S. dollar and the Euro from 1.4415 U.S. dollar/Euro at the end of 2009 to 1.335 U.S. dollar/Euro as of December 31, 2010, and the respective change in the value of the U.S. dollar-Euro forward contracts, the different changes in U.S. dollar and Euro interest rates during the year, less the net impact of additional contracts with embedded derivatives which we entered into during 2010, contributing approximately $718 thousand of income in 2010.  In 2009, the change in fair value of embedded currency conversion derivatives is due to the increase of the exchange rate between the U.S. dollar and the Euro from 1.3933 U.S. dollar/Euro at the end of 2008 to 1.4415 U.S. dollar/Euro as of December 31, 2009, and the respective change in the value of the U.S. dollar-Euro forward contracts, the fluctuation in U.S. dollar and Euro interest rates during the year, and due to additional contracts with embedded derivatives which we entered into during 2009, contributing approximately $288 thousand of income in 2009.

Income Taxes.  Income taxes were $2.5 million in the year ended December 31, 2010, a decrease of $0.8 million from $3.3 million in 2009.  The decrease is due to the decrease in income before taxes on income from $14.8 million in 2009 to $11.2 million in 2010.

 Net Income.  Net income was $8.7 million in the year ended December 31, 2010, a decrease of 24.8% from $11.6 million in 2009.  The decrease is due primarily to the decrease in operating income as discussed above.

Segment Results.   For the year ended December 31, 2010, the gross profit of our content management and distribution services to television and radio was $25.7 million, a decrease of $3.3 million, or 11.7%, compared to $29 million in 2009. The decrease was due to the factors described above.

For the year ended December 31, 2010, the gross profit of our MSS business was $390 thousand, an increase of $316 thousand, or 427%, compared to $74 thousand in 2009.

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

For the year ended December 31, 2009, our total revenues included $89.1 million of revenues derived from our content management and distribution services, an increase of $10.9 million, or 14.2%, compared to the year ended December 31, 2008, and $4.5 million of revenues derived from our MSS business, an increase of $3.8 million compared to the year ended December 31, 2008.  We acquired the MSS business in November 2008.

Cost of Revenues.  Cost of revenues was $64.5 million for the year ended December 31, 2009, an increase of 20.7%, from $53.5 million in 2008.  This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on to our network and additional payments related to MSS network services.  Network services costs were $50.5 million in 2009, an increase of 19.4%, from $42.3 million in 2008.

For the year ended December 31, 2009, $3.8 million of expenses were related to the cost of MSS network and transmission services from third parties, an increase of $3.1 million compared to the year ended December 31, 2008, and $46.7 million were associated with our content management and distribution services, an increase of $5.1 million, or 12.2%, compared to the year ended December 31, 2008.  We acquired the MSS business in November 2008.

As a percentage of total revenues, cost of revenues increased from 67.7% in 2008 to 68.9% in 2009.  The increase in cost of services as a percentage of revenues is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers, and to a lesser extent due to a full year of costs related to MSS during 2009 compared to only two months in 2008.

The other principal components of cost of revenues included depreciation and amortization, which was $5.2 million in 2009, an increase of 30.0%, from $4.0 million in 2008.  This increase is directly attributable to the increase in fixed assets as a result of the addition of customers to our network, and the additional assets acquired in 2008 with the acquisition of the satellite business of Bezeq and the acquisition of the Hawley Teleport.

As a percentage of content management and distribution revenues, cost of revenues was 67.5% in 2009 and 67.5% in 2008, and as a percentage of MSS revenues, cost of revenues in 2009 was 98.3% compared to 89.5 % in 2008.

Sales and Marketing Expenses.  Sales and marketing expenses were $5.6 million in the year ended December 31, 2009, an increase of 43.6% from $3.9 million in 2008.  The increase in sales and marketing expenses is due to increases in salaries, wages and benefits, increases in agents and commission fees paid to third parties, increase in depreciation and the increase in expenses for MSS sales and marketing activities during 2009.  Sales and marketing expenses as a percentage of revenues were 5.0% and 5.9% in 2008 and 2009, respectively.

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

General and Administrative Expenses.  General and administrative expenses were $8.4 million in the year ended December 31, 2009, an increase of 27.5% from $6.6 million in 2008.  The increase is mainly due to our decision to terminate the contract of a customer which did not meet its contractual financial obligations, which resulted in an increase of $1.5 million in the allowance of doubtful accounts.  As a percentage of revenues, general and administrative expenses were 8.3% and 9.0% in 2008 and 2009, respectively.

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

Allowances for doubtful accounts.  Allowances for doubtful accounts were $1.0 million in 2008 and $2.4 million in 2009.  The increase is mainly due to our decision to terminate certain customer contracts for their failure to meet the payment obligations.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.6 million in the year ended December 31, 2009, a decrease of $0.5 million from interest and marketable securities income of $1.1 million in 2008.  This decrease is primarily the result of the decrease in interest earned on our cash and cash equivalents due to the decrease in interest rates and decrease in yield of marketable securities.

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

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in an expense of $1.3 million in the year ended December 31, 2009, compared to income of $1.3 million in 2008.  The change in the year ended December 31, 2009 is due to the increase of the exchange rate between the U.S. dollar and the Euro from 1.3933 U.S. dollar/Euro at the end of 2008 to 1.4415 U.S. dollar/Euro as of December 31, 2009, and the respective change in the value of the U.S. dollar-Euro forward contracts, the different changes in U.S. dollar and Euro interest rates during the year, and net of additional contracts with embedded derivatives which we entered into during 2009, contributing approximately $288 thousand of income in 2009.  In 2008, the change in fair value of embedded currency conversion derivatives is due to the decrease of the exchange rate between the U.S. dollar and the Euro from 1.4718 U.S. dollar/Euro at the end of 2007 to 1.3933 U.S. dollar/Euro as of December 31, 2008, and the respective change in the value of the U.S. dollar-Euro forward contracts, the different changes in U.S. dollar and Euro interest rates during the year, and due to additional contracts with embedded derivatives which we entered into during 2008, contributing approximately $500 thousand of income in 2008.

Income Taxes.  Income taxes were $3.3 million in the year ended December 31, 2009, a decrease of $0.9 million from $4.2 million in 2008.  The decrease is due to the decrease in income before taxes on income from $17.7 million in 2008 to $14.8 million in 2009.

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

B.  Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers.  We typically use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.1 million) and Bank Leumi (approximately $2.0 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($0.3 million from the Bank Leumi credit line and $1.9 million from the Bank Igud credit line) mainly to provide guarantees required under several of our long-term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering and to expand and upgrade our teleport in Emek Ha'ela.

In 2009 and 2010, our capital expenditures included mainly investments in fixed assets of approximately $8 million and $15.3 million, respectively.

We intend to continue to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network.  For example, in 2008 we completed the acquisitions of the Hawley Teleport in Pennsylvania and the satellite business of Bezeq for an aggregate cost of approximately $20.5 million.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationships and potential value of synergies.

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

Cash and Cash Equivalents. Cash and cash equivalents were $34.7 million at December 31, 2008, $14.9 million at December 31, 2009 and $13.1 million at December 31, 2010.  The decrease from 2009 to 2010 was primarily attributable to net cash provided by operating activities of $9.4 million, less investment in fixed assets of $15.3 million offset mainly by net proceeds from short term deposits and marketable securities of $10.6 million, and less dividends paid of $6.6 million.  The decrease from 2008 to 2009 was primarily attributable to net cash provided by operating activities of $17 million, less investment in fixed and other assets of $8.1 million and by net investments in short-term deposits and marketable securities of $20.2 million, and less dividends paid of $8.5 million.

	Year ended December 31,
	2008	2009	2010

	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$20,314	$16,954	$9,351
Net cash used in investing activities	(3,422)	(28,282)	(4,639)
Net cash used in financing activities	(10,552)	(8,480)	(6,562)
Increase (decrease) in cash and cash equivalents	$6,340	$(19,808)	$(1,850)
Cash and cash equivalents — beginning of year	28,409	34,749	14,941
Cash and cash equivalents — end of year	$34,749	$14,941	$13,091

Operating Activities

For the year ended December 31, 2010, net cash provided by operating activities was $9.4 million, a decrease of $7.6 million from $17.0 million of net cash provided by operating activities for the year ended December 31, 2009.  The decrease resulted primarily from a decrease in net income of $2.9 million and by an increase of $3.1 million in trade receivables.  For the year ended December 31, 2009, net cash provided by operating activities was $17 million, a decrease of $3.3 million from $20.3 million of net cash provided by operating activities for the year ended December 31, 2008.  The decrease resulted primarily from an increase of $8.0 million in trade receivables offset by an increase in account payables of $2.5 million and increase in deferred income of $2.9 million.

Investing Activities

For the year ended December 31, 2010, we used $4.6 million net for investing activities which was comprised mainly of investments of $15.3 million in fixed assets, less $10.6 million related to net proceeds from short-term deposits and marketable securities.  For the year ended December 31, 2009, we used $28.3 million for investment activities, which was comprised mainly of investments of $8.1 million in fixed and other assets, less $20.2 million related to net investments in short term deposits and marketable securities.  For the year ended December 31, 2008, we used $26.8 million for capital expenditures, comprised of $15.6 million related to the acquisition of the satellite business of Bezeq, $4.9 million related to the acquisition of the Hawley Teleport and $6.3 million of capital expenses for teleport and playout equipment. This was offset by net proceeds from marketable securities of $23.4 million.

Financing Activities

During the years ended December 31, 2008, 2009 and 2010, we paid dividends to our shareholders in the amount of $10.6 million, $8.5 million and $6.6 million, respectively.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 "Operating Results and Financial Review and Prospects."

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2010.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 "Information on the Company – Property, plants and equipment" for a description of these leases.

We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

We enter into long-term contracts with suppliers for leases of network (satellite and fiber) and teleport services.  Approximately 68.4% of these contractual commitments as of December 31, 2010 do not provide for early termination, or impose a significant penalty for early termination.  The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

The following are the contractual commitments at December 31, 2010, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$2,376	$644	$992	$740	$--
Operating Car Leases	1,274	687	587	--	--
Operating Network Leases	118,946	41,337	48,172	23,128	6,309
Total	$122,596	$42,668	$49,751	$23,868	$6,309

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Gilad Ramot (1)(5)	60	Chairman of the Board
David Rivel	64	Chief Executive Officer and Director
David Aber	55	Chief Financial Officer
Lior Rival	38	Vice President – Sales and Marketing
Ziv Mor	35	Chief Technology Officer and Vice President –Business Development
Maya Rival	34	Vice President – Operations
David Assia (2)(3)(4)(5)(6)	59	Director
Amit Ben-Yehuda	47	Director
Dan Levinson (6)	40	Director
Vered Levy-Ron (2)(3)(4)	44	Director
Alexander Milner (1)(5)	71	Director
Ron Oren	39	Director
Guy Vaadia (2)(4)(6)	47	Director

(1)	"Independent Director" under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	"Independent Director" under the applicable NASDAQ Marketplace Rules, the applicable rules of the Securities and Exchange Commission and Israel's Companies Law (see explanation below)

(3)         "Outside Director" as required by Israel's Companies Law (see explanation below)

(4)         Member of Audit Committee

(5)         Member of Compensation Committee

(6)         Member of Investment Committee

Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders.  Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001.  He serves as Chairman of El-Mor Electricity (1986) Ltd. and El-Mor Industries Ltd., and as a director of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel.  Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces' Air Defense Forces Commander from 1994 to 1998.  He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

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

David Aber has been our Chief Financial Officer since August 2010.  Prior to joining our company, Mr. Aber served as CFO of Yoggie Security Systems Ltd. from August 2007 until May 2010.  Between November 2005 and February 2008 Mr. Aber served as CFO of Arcadian Networks Inc. (during a portion of this period, Mr. Aber served concurrently as both CFO of Yoggie and CFO of Arcadian).  Prior to that, Mr. Aber held several CFO and management positions in the technology and communications industries both in early stage and publicly traded companies, including VYYO Inc., Zen Research Ltd. and DSP Communications Inc. and as auditor and partner in a number of Israeli accounting firms.  Mr. Aber holds a B.A. in Accounting and Economics from the Tel-Aviv University and is a Certified Public Accountant (CPA) in Israel.

Lior Rival has been our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003.  Mr. Rival holds a B.A. in Management and Communication from the Tel-Aviv Open University.  He is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice – President Operations.

Ziv Mor has been our Chief Technology Officer and Vice President – Business Development since June 2010.   From December 2006 until June 2010 Mr. Mor served as our Chief Technology Officer. From January 2003 until December 2006, Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

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

Alexander Milner, a member of our board of directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

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

The term of each of our directors, other than our outside directors, will expire at the time of our 2011 annual general meeting of shareholders.  The term of our outside directors will expire in January 2013.  Please also see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions" for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B.  Compensation

The aggregate direct compensation we paid to our executive officers as a group (seven persons (including two individuals that were executive officers during 2010 and are not executive officers of the company as of the date of this Annual Report)) for the year ended December 31, 2010 was $3.0 million.  This amount includes $132 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $1.1 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers' employment agreements.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below).

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

The cash compensation of our outside directors is the same as the cash compensation of all our other directors.  In addition, in January 2010, upon their reelection as our outside directors for an additional three year term until January 2013, we granted each of our outside directors options to purchase 7,440 ordinary shares at an exercise price of $12.50 per ordinary share that vest in equal annual installments over a three year period.

In addition, commencing January 1, 2009, in consideration for the services provided to the company, we pay the Chairman of our board of directors a monthly fee of $5,000 and an annual bonus not to exceed $60,000 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").

As of December 31, 2010, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our Chief Executive Officer, at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of June 2012 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions"), and (ii) options to purchase 14,880 ordinary shares granted to our two outside directors.  Other than as specified in the share ownership table under Item 7.A. "Major Shareholders and Related Party Transactions – Major Shareholders," none of our directors and officers holds more than 1% of our outstanding shares.

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

Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel-Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak's holding company, O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

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

Under the Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in the case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the Securities and Exchange Commission regulations.  However, as described below, a third of our board of directors and all the members of our audit committee consist of directors that comply with the independence criteria prescribed by the Companies Law.

Home Country Practices

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors' selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

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

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have reelected in January 2010.  All of the outside directors must serve on our audit committee (including one outside director serving as the chair of the audit committee), and at least one outside director must serve on each committee of our board of directors.  In addition, at least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable Securities and Exchange Commission, NASDAQ Marketplace Rules and the Companies Law and has "financial and accounting expertise," and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable Securities and Exchange Commission, NASDAQ Marketplace Rules and the Companies Law and has "professional expertise".  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

A person may not serve as an outside director if at the date of the person's election or within the prior two years the person is a relative of the company's controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person's control, have or had any affiliation with us or with a  controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company's most senior finance officer.  Under the Companies Law, "affiliation" includes:

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

In addition, a person may not serve as an outside director:

•
if the person or his or her relatives, partners, employers, supervisors or entities under the person's control, maintains a business or professional relationship, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations thereunder.

An "office holder" is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person's title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under "Directors and senior management" is an office holder.  A "relative" is defined as a spouse, sibling, parent, grandparent or descendent, or a spouse's descendant, sibling or parent or the spouse of any of the foregoing.  An "interested party" is defined as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.

A person may not serve as an outside director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as a director.  If at the time any outside director is to be elected all members of the board that are not controlling shareholders or their respective relatives are of the same gender, then the outside director to be elected must be of the other gender.  There is also a restriction on interlocking boards: A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.  Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company's control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company's control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person.  The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years.

Outside directors are elected by a majority vote at a shareholders' meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the outside director does not exceed 2% of the aggregate voting rights of our company.

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

Audit Committee.  Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the Securities and Exchange Commission, NASDAQ and the Companies Law.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

The audit committee's duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls.  The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditors audit plan and to establish and monitor whistleblower procedures.

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

Chairman of the Board

Under the Companies Law, the general manager of a company or his or her relatives shall not serve as the chairman of the board of directors, and the chairman of the board of directors or his or her relatives may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Companies Law.  In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not fill any other position at the company or in any entity controlled by the company, other than the chairman of the board of directors of a controlled entity, and the company shall not designate the chairman with duties that are, directly or indirectly, subordinate to the general manager.

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

D.  Employees

As of December 31, 2010, we had 274 employees, of whom 220 were in operations, 24 were in sales and marketing, and 30 were in general and administration; as of December 31, 2009, we had 215 employees, of whom 169 were in operations, 20 were in sales and marketing, and 26 were in general and administration; and as of December 31, 2008, we had 188 employees, of whom 147 were in operations, 18 were in sales and marketing, and 23 were in general and administration.  Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 9 employees in the MSS business as of December 31, 2010, of whom 5 were in operations and 4 in sales and marketing; 7 employees as of December 31, 2009, of whom 3 were in operations and 4 in sales and marketing; and 3 employees as of December 31, 2008, of whom 1 was in operations and 2 were in sales and marketing.

As of December 31, 2010, 257 of our employees were located in Israel and 17 employees were located in the United States; as of December 31, 2009, 201 of our employees were located in Israel and 14 employees were located in the United States, and as of December 31, 2008, 178 of our employees were located in Israel and 10 employees were located in the United States.  Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor.  These provisions principally concern the maximum length of the work day and the work week for employees.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index.  The amounts and frequency of such adjustments are modified from time to time.  In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law ("Section 14"), the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, we entered into agreements with a majority of our employees in order to implement Section 14.  Therefore, beginning on that date, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore we incur no additional liability since that date with respect to such employees.  In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer.  These amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  All of our full-time employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

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

During the year ended December 31, 2010, we granted our outside directors options to purchase 14,880 ordinary shares at an exercise price of $12.50 per ordinary share.  As of December 31, 2010, we had outstanding options under the plan to purchase 14,880 ordinary shares.  As of December 31, 2010, no restricted share units were outstanding under the plan.  No other awards were granted under the plan as of December 31, 2010.

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

If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately.  If we terminate the employment of an employee for any other reason, the employee may generally exercise his or her vested options within three months of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.  An employee whose employment is terminated due to disability or death may generally exercise his or her options (or his or her heirs, in the event of death) within one year of the date the employment is terminated.  Any expired or unvested options, restricted shares or restricted share units return to the plan for reissuance.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table shows information as of March 15, 2011 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 ordinary shares outstanding as of March 15, 2011.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of March 15, 2011.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., Re'em, D.N. Shikmim 79813, Israel. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares
Executive Officers and Directors
Gilad Ramot	12,840	*
David Rivel (2)	2,268,740	12.91%
David Aber	-	-
Lior Rival	22,936	*
Maya Rival	8,004	*
Ziv Mor	12,000	*
David Assia (3)	2,480	*
Amit Ben-Yehuda	3,336	*
Dan Levinson	-	-
Vered Levy-Ron (3)	2,480	*
Alexander Milner	-	-
Ron Oren	-	-
Guy Vaadia	-	-
All directors and officers as a group (13 persons)(2)(3)	2,332,816	13.27%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
_______________________

*  Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of March 15, 2011.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; (iv) 50,400 ordinary shares at an exercise price of $7.45 per share; and (v) 63,000 ordinary shares at an exercise price of $8.35 per share.  These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Consists of vested options to purchase our ordinary shares.

(4)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 2, 2011, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 2, 2011, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.44% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2011 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of December 31, 2010, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

Based on Schedules 13G/A filed with the Securities and Exchange Commission by Del-Ta Engineering Equipment Ltd. and David Rivel, on January 14, 2009, January 19, 2010 and February 2, 2011 and on other information provided to us, (A) during 2008, (i) InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., acquired 320,947 ordinary shares in ordinary brokerage transactions, and (ii) David Rivel sold an aggregate of 71,326 ordinary shares in ordinary brokerage transactions, (B) during 2009, InterGamma International Trade Founded by InterGamma Investments Co., acquired 85,420 ordinary shares in ordinary brokerage transactions, and (C) during 2010, InterGamma International Trade Founded by InterGamma Investments Co., acquired 200,000 ordinary shares in ordinary brokerage transactions, and Del-Ta Engineering Equipment Ltd. acquired 53,500 ordinary shares in ordinary brokerage transactions.  We have been notified by Kardan Communications Ltd. that it has pledged its ordinary shares of the company in favor of a bank to secure a bank loan.

According to our transfer agent, as of March 15, 2011, we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 4,991,516 ordinary shares representing approximately 28.8% of outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.  Related party transactions

Shareholders Agreements

Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal.  The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  We have been advised by these principal shareholders that in November 2010, the term of the agreement was extended until November 2013.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our Chief Executive Officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our Chief Executive Officer.

In October 2006, our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, entered into an agreement providing each principal shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each principal shareholder shall have the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale.  The agreement has an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder's holdings represent less than 10% of our outstanding share capital.

Registration Rights Agreement

Our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, to whom we refer to as the entitled shareholders, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

Demand Registration Rights.  At any time beginning no earlier than six months after the closing of our initial public offering in November 2006, each of the three entitled shareholders has the right, on no more than one occasion, to demand that we register ordinary shares under the Securities Act of 1933, as amended, subject to certain limitations, including that the aggregate offering price to the public equals at least $5 million.  We may defer the filing of any registration statement for up to 120 days once in any 12-month period if our board of directors determines that the filing would be detrimental to our shareholders and us.  The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

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

Management Services Agreements

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications.  This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider.  Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.  The payments pursuant to this agreement totaled $398 thousand in 2008, 2009 and 2010.

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

Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares.  The options vest in five installments over a period of four years, beginning on December 31, 2006, when approximately 1/6 of the options vested.  These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share.  Unvested options will expire upon termination of the service agreement and vested options will expire 6 months following termination of the services agreement. As of March 15, 2011, all of the options are vested, and none of the options has been exercised by Mr. Rivel.

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

Commercial Agreements

•
We entered into various service agreements with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 30.1% of the share capital and one of our directors serves as a director.  Under these agreements, BFTV LLC agreed to purchase from us certain playout and uplink services in consideration for an aggregate monthly payment of approximately $59 thousand plus €4.5 thousand, as of March 2011.  The agreements are due to expire through 2011-2013.

•
We entered into various service agreements with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 53.6% of the share capital and one of our directors serves as a director.  Under these agreements IVP-Ivory Video Productions Ltd. agreed to purchase from us certain uplink and connectivity services, in consideration for an aggregate monthly payment of approximately $12 thousand plus €14 thousand, as of March 2011.  The agreements are due to expire through 2011.

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

Legal proceedings

On May 25, 2008, Screenpeaks Ltd., a former Israeli customer of our company, filed a claim with the Tel Aviv District Court against the Israeli Ministry of Communications, or the MOC, and our company for damages in the amount of NIS 23 million plus value-added tax (approximately $6.1 million).  Screenpeaks alleges that we unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC.  The MOC filed a Notice to a Third Party against us asserting that if the MOC be held liable for damages to Screenpeaks, then we should indemnify it for such damages.  In May 2009, the District Court ordered that the proceedings will first examine the question of whether on the date the MOC instructed to terminate the agreement between the company and Screenpeaks, the agreement fulfilled the terms and conditions of the license issued to us by the MOC.  It is highly likely that if the court determines that the agreement fulfilled the conditions of the MOC license, the complaint against us will be rejected and the customer will be entitled to seek remedy only from the MOC.  In the opinion of our company's management and legal advisers, the claims are without merit, and in the event the plaintiff prevails, the amount we will be required to pay will likely be insignificant. We are contesting these claims vigorously.

On November 4, 2010, we received an indictment filed against our company by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at our Re'em Teleport, without proper permits.  A hearing over the indictment is scheduled for April 27, 2011. In the opinion of our legal advisers, the minimum fine which will be imposed on our company, if the company is convicted, will be NIS 10,000 (approximately $2,800).  However, the court has discretion to impose higher fines.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation – Israeli Regulation – Local Building and Zoning Permits."

On September 14, 2010, our Chief Executive Officer received a summons to an investigation under warning at the Enforcement and Regulation Administration at the Israeli Ministry of  Industry, Trade and Labor, or MOITAL, for the suspected violation of Section 6B of the Israeli Minimum Wage Law and Section 2 to the Israeli Equal Opportunities at Work Law, following a complaint filed by a former employee of our company whose employment was terminated while allegedly undergoing fertility treatments and an investigation conducted by MOITAL following such complaint.  Following its investigation, on March 2, 2011, MOITAL notified us that it decided to close the file with respect to the suspected violation of Section 6B of the Israeli Minimum Wage Law with a warning.  The investigation in respect of the suspected violation of the Israeli Equal Opportunities at Work Law has not yet concluded and the results of the investigation are unknown.  In the opinion of our legal advisers, the probability that MOITAL will file an indictment against our company for the suspected violation are low.

Dividend policy

We distributed to our shareholders cash dividends of $10.6 million, $8.5 million and $6.6 million in 2008, 2009 and 2010, respectively.

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

The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends only out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Furthermore, the distribution of dividends may be subject to Israeli withholding taxes. See Item 10.B. "Additional Information – Memorandum and articles of association – Dividends" and Item 10.E. "Additional Information – Taxation – Taxation in Israel," respectively.

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2009.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and listing details

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol "RRST," and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Prior to November 1, 2006, there was no public market for our ordinary shares.  We have taken preliminary steps to evaluate the possible listing of our ordinary shares for trade on the Tel Aviv Stock Exchange.  To date, we have not yet determined whether to proceed with such a listing.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2006 (from November 1, 2006)	$15.89	$11.25
2007	$26.50	$10.35
2008	$19.99	$7.27
2009	$15.68	$9.50
2010	$12.50	$6.70

2009
First quarter	$13.70	$9.50
Second quarter	$15.68	$9.52
Third quarter	$13.21	$11.00
Fourth quarter	$12.78	$9.61

2010
First quarter	$12.50	$9.52
Second quarter	$12.11	$8.54
Third quarter	$9.05	$7.02
Fourth quarter	$9.25	$6.70

Most recent six months
September 2010	$8.45	$7.25
October 2010	$9.25	$8.17
November 2010	$9.24	$6.95
December 2010	$7.85	$6.70
January 2011	$8.03	$7.40
February 2011	$7.94	$7.10
March 2011 (through March 18, 2011)	$7.65	$7.23

On March 18, 2011, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $7.40 per share.  According to our transfer agent, as of March 15, 2011, there were five holders of record of our ordinary shares.

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

Ordinary Shares

Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share.  As of March 15, 2011, we had 17,346,561 ordinary shares outstanding.

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

Resolutions

All resolutions at shareholders meetings will be deemed adopted if approved by the holders of a majority of the voting power represented and voting at the meeting, except for the following decisions which require a different majority:

(1)           a voluntary liquidation – a majority of 75% of the shareholders voting at the shareholders meeting is needed;

(2)           a compromise or arrangement between a company and its creditors or shareholders, reorganization, stock split and reverse stock split have to be approved by the majority in number of the persons participating in the vote (except for abstentions) together holding three quarters of the value at the vote.  In addition, these resolutions must be approved by a court;

(3)           election and dismissal of directors (except for outside directors) – see Item 6.C. "Directors, Senior Management and Employees – Board practices;"

(4)           amendment to the articles of association;

(5)           nomination and dismissal of an outside director – see Item 6.C. "Directors, Senior Management and Employees – Board practices – Outside directors;"

(6)           related party transactions – see "– Fiduciary Duties and Approval of Related Party Transactions" below;

(7)           exculpation, indemnification or insurance of directors – see "—Exculpation, Indemnification and Insurance of Directors and Officers" below; and

        (8)           compensation for a director that is different than the compensation for the other directors.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder's position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive a personal advantage for himself or herself or for others.  This duty also requires an office holder to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director's duty of loyalty.

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

Compensation.  Under the Companies Law, the compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors.  The audit committee approval may be substituted by the approval of the compensation committee, provided the compensation committee complies with the audit committee requirements prescribed by the Companies Law.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Disclosure of personal interest.  The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company.  "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction."  The Companies Law defines an "extraordinary transaction" as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

Approvals.  The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction.  The transaction may not be approved if it is adverse to our interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company's audit committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the audit committee is sufficient.  Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval.  The audit committee may not approve the transaction unless, at the time of the approval, it complies with the audit committee composition and quorum requirements prescribed by the Companies Law and described in Item 6.C. "Directors, Senior Management and Employees – Board practices."

A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter or if such person is invited by the chair of the board of directors or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

•
the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•	the total number of shares held by disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern compensation for employment or service, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, either:

•	the purchaser acquires more than 95% of the company's shares or a particular class of shares and a majority of the shareholders that did not have a personal interest accepted the offer; or

•	the purchaser acquires more than 98% of the company's shares or a particular class of shares;

then, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or 98%, as applicable, of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.  Material contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant.	Item 4.B "Information on the Company – Business overview – Overview."
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant.	Item 4.B "Information on the Company – Business overview – Overview."
Amendment to Network Services Distribution Agreement, dated March 23, 2010, between Inmarsat Global Limited and the Registrant.	Item 4.B "Information on the Company – Business overview – Overview."
Letter agreement, dated July 1, 2009, between Zu'aretz Avraham and the Registrant granting the registrant an option to extend the lease for the main teleport in Re'em, Israel, for two additional terms of five years.

Item 4.D. "Information on the Company – Property, plants and equipment."
Unprotected Lease Agreement, dated March 28, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the registrant, for the lease of the registrant new headquarters at the Airport City Industrial Zone, Israel.

Item 4.D. "Information on the Company – Property, plants and equipment."
Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the registrant, for an additional lease at the Airport City Industrial Zone, Israel.
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

Corporate Tax Structure in Israel

Israeli companies were subject to corporate tax at the rate of 25% of their taxable income in 2010.  The rate was 27% for 2008, 26% for 2009 and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and subsequent years.

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

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 20% on dividends that they receive from us.  This tax will be withheld at the source.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.  Under the tax treaty, dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met.  Dividends paid from income attributable to an Approved Enterprise (as described below) are subject to tax, which is withheld at the source, at the rate of 15%.

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

We were granted in 2006 an "Approved Enterprise" status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  In 2008 and 2009, we realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $160 thousand and $114 thousand, respectively.  In 2010 the Israeli corporate tax rate was reduced to 25%, and therefore there was no tax benefit resulting from the "approved enterprise" program.

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

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income ("QDI") are taxable at a maximum tax rate of 15%.  Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  The IRS has determined that the United States-Israel income tax treaty is satisfactory for this purpose.

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

If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to non-corporate U.S. Holders.  If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

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

QEF Election.  We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

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

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of ordinary shares.

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

As of the end of the reported period, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and two brokerage firms located in the United States based on our investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2010, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq's satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania.  The remainder $26.9 million were in cash equivalents, short term deposits and marketable securities.

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

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management's assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2010.

Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, independently audited the effectiveness of the company's internal control over financial reporting. Somekh Chaikin has issued an attestation report, which is included on pages F-3-F-4 of this Annual Report on Form 20-F.

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

In October 2006, our board of directors adopted a code of ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller and other individuals who perform similar functions.  In February 2011, our board of directors adopted an amended code of ethics. The code of ethics has been posted on our website at www.rrsat.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

The table below summarizes the total amounts that we were billed by our independent accountants, Somekh Chaikin, a member firm of KPMG International, related to the following periods.

	Year Ended December 31, 2009	Year Ended December 31, 2010
	(in thousands)
Audit fees	$159	$223
Audit-related fees	--	11
Tax fees (1)	16	45
All other fees	--	--
Total	$175	$279
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

See pages F-1 to F-48 below.

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

4.8
Letter agreement, dated July 1, 2009, between Zu'aretz Avraham and the Registrant (translated from Hebrew) (incorporated herein by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.9
Special License to Render Telecommunication Services, Amendment No. 4, issued to the Registrant on June 25, 2009 by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).

4.10
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.11
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.12	Special License to Render Telecommunication Services, Amendment No. 5, issued to the registrant on January 12, 2011, by the Israeli Ministry of Communications (translated from Hebrew).
4.13	Amendment to Network Services Distribution Agreement, dated March 23, 2010, between Inmarsat Global Limited and the Registrant. +
4.14	Unprotected Lease Agreement, dated March 28, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (translated from Hebrew).+
4.15	Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (Translated from Hebrew).+
8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1 13.2
Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.

+	Confidential treatment granted by the Securities and Exchange Commission as to certain portions.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of December 31, 2010

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

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 21, 2011

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets

In thousands except share data

		December 31	December 31
	Note	2009	2010

Current assets
Cash and cash equivalents	1E; 2	$14,941	$13,091
Short- term deposits		9,900	-
Marketable securities	1F; 3	22,708	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $4,484
and $5,641 as of December 31, 2009 and 2010 respectively)	1G	16,765	19,860
Other	4	559	1,312
Fair value of embedded currency conversion derivatives	1S	1,703	2,078
Deferred taxes	1N; 14	1,507	1,657
Prepaid expenses		1,984	2,145

Total current assets		70,067	62,659

Deposits and long-term receivables	5	1,030	2,201

Long- term prepaid expenses	10D	7,787	7,709

Deferred taxes	1N; 14	505	501

Assets held for employees severance payments	1H	1,664	2,015

Fixed assets, at cost, less accumulated
depreciation and amortization	1I; 6	29,119	40,779

Goodwill	1J; 16	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1K; 16	1,215	897

Total assets		$115,121	$120,495

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets (Continued)

In thousands except share data

		December 31	December 31
	Note	2009	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade		$11,275	$13,194
Other	14I;7	2,255	2,455
Fair value of embedded currency
conversion derivatives	1S	2,000	1,121
Related parties		4	55
Deferred income	1P; 8	8,326	8,456

Total current liabilities		23,860	25,281

Long-term liabilities
Deferred income	1P; 8	6,731	7,619
Liability in respect of employees severance payments	9	1,699	2,058
Deferred taxes	1N; 14	888	1,125

Total long-term liabilities		9,318	10,802

Total liabilities		33,178	36,083

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary shares NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2009 and 2010; 17,326,716
and 17,346,561 shares issued and fully paid as of
December 31, 2009 and 2010, respectively)		40	40
Additional paid in capital		52,521	52,893
Retained earnings		29,407	31,555
Accumulated other comprehensive loss		(25)	(76)

Total shareholders’ equity		$81,943	$84,412

Total liabilities and shareholders’ equity		$115,121	$120,495

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2008	2009	2010

Revenues	1P; 12	$78,993	$93,687	$102,027
Cost of revenues		53,477	64,548	75,962

Gross profit		25,516	29,139	26,065
Operating expenses
Sales and marketing		3,914	5,554	6,380
General and administrative		6,582	8,391	9,194

Total operating expenses		10,496	13,945	15,574

Operating income		15,020	15,194	10,491
Interest and marketable securities income	13	1,111	639	681
Currency fluctuation and other financing
income (expenses), net		177	299	(1,268)
Changes in fair value of embedded currency
conversion derivatives	1S	1,342	(1,326)	1,254
Other income, net		10	26	-
Income before taxes on income		17,660	14,832	11,158
Income taxes	1N; 14	4,228	3,254	2,448
Net income		$13,432	$11,578	$8,710

Income per Ordinary Share	1M
Basic income per Ordinary Share		0.78	0.67	0.50

Diluted income per Ordinary Share		0.77	0.67	0.50

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		17,290,099	17,310,005	17,330,024

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share		17,399,375	17,399,324	17,380,677

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	$415
Dividend paid
$0.32 per share	-	-	-	(5,532)	-	$(5,532)
Dividend paid
$0.29 per share	-	-	-	(5,020)	-	$(5,020)
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $37	-	-	-	-	(104)	$(104)
Net income	-	-	-	13,432	-	13,432
Total comprehensive
income	-	-	-	13,432	(104)	13,328
Balance as of
December 31, 2008	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

Changes during 2009

Vesting of RSU's	19,933	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	$415
Dividend paid
$0.32 per share	-	-	-	(5,538)	-	$(5,538)
Dividend paid
$0.17 per share	-	-	-	(2,942)	-	$(2,942)
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $27	-	-	-	-	80	80
Net income	-	-	-	11,578	-	11,578
Total comprehensive
income	-	-	-	11,578	80	11,658
Balance as of
December 31, 2009	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

*	Less than $1

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (continued)

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

Changes during 2010

Vesting of RSU's	19,845	* -	-	-	-	* -
Stock based
compensation	-	-	372	-	-	372
Dividend paid
$0.23 per share	-	-	-	(3,963)	-	(3,963)
Dividend paid
$0.15per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $24	-	-	-	-	(75)	(75)
Other comprehensive
income -reclassification
adjustments for gains
of marketable securities,
net of tax effect of $8,
reclassified into income	-	-	-	-	24	24
Net income	-	-	-	8,710	-	8,710
Total comprehensive
income	-	-	-	8,710	(51)	8,659
Balance as of
December 31, 2010	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

*	Less than $1

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2008	2009	2010
Cash flows from operating activities
Net income	$13,432	$11,578	$8,710

Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	3,971	5,584	6,454
Provision for losses in accounts receivable	972	2,421	1,157
Deferred taxes	324	(1,346)	107
Discount accretion and premium amortization
of held- to- maturity securities, net	(635)	299	(15)
Discount accretion and premium amortization
of available- for- sale securities, net	(246)	(396)	(422)
Changes in liability for employee severance payments, net	49	(38)	8
Capital gains on sale of fixed assets, net	(10)	(26)	-
Stock- based compensation	415	415	372
Changes in fair value of embedded currency
conversion derivatives	(1,342)	1,326	(1,254)
Loss (profit) from trading securities, net	551	(340)	(164)

Changes in assets and liabilities:
Increase in accounts receivable - trade	(1,778)	(7,959)	(4,252)
Increase (decrease) in related parties, net	13	(21)	51
Decrease (increase) in accounts receivable - other	101	(142)	(753)
Increase in prepaid expenses, net	(471)	(594)	(161)
Decrease (increase) in deposits and
long-term receivables	(687)	761	(1,171)
Increase (decrease) in accounts payable	3,886	2,504	(334)
Increase in deferred income	1,769	2,928	1,018

Net cash provided by operating activities	$20,314	$16,954	$9,351

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2008	2009	2010

Cash flows from investing activities
Investment in fixed assets	$(11,026)	$(7,955)	$(15,265)
Investment in other assets	(195)	(161)	-
Proceeds (investment) in short- term deposits	-	(9,900)	9,900
Business combination (See C below)	(15,573)	-	-
Investment in available- for- sale securities	(21,689)	(16,804)	(10,298)
Decrease (increase) in trading securities, net	1,877	(13)	(37)
Proceeds from available- for- sale securities	18,707	1,846	10,281
Proceeds from held- to- maturity securities	24,462	4,652	780
Proceeds from sale of fixed assets	15	53	-

Net cash used in investing activities	$(3,422)	$(28,282)	$(4,639)

Cash flows from financing activities
Dividend paid	$(10,552)	$(8,480)	$(6,562)
Net cash used in financing activities	$(10,552)	$(8,480)	$(6,562)

Increase (decrease) in cash and cash equivalents	$6,340	$(19,808)	$(1,850)

Balance of cash and cash equivalents at beginning of year	$28,409	$34,749	$14,941

Balance of cash and cash equivalents at end of year	$34,749	$14,941	$13,091

A. Non-cash transactions

Investment in fixed assets	$306	$679	$3,132

B. Supplementary cash flow information

Income taxes paid	$3,392	$5,208	$3,027

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2008	2009	2010

C. Business combination (See Note 15B)

Investment in fixed assets	$3,748	$-	$-
Investment in other assets and prepaid expenses	6,840	-	-
Investment in intangible assets	1,251	-	-
Investment in goodwill	3,734	-	-
Net cash paid	$15,573	$-	$-

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies

A.	General

RRsat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

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

D.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RRsat Global Communications Network Ltd. and its owned subsidiaries (collectively, the Company).  All significant intercompany balances and transactions have been eliminated in consolidation.

E.	Cash and cash equivalents

All highly liquid deposits with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

F.	Marketable securities

Marketable securities at December 31, 2010 and 2009 consist of U.S. Agency debentures, corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

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

If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable income taxes. Standards ASC 320-10 and ASC 958-320 did not have material effect on the Company’s financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

G.	Provision for doubtful accounts

The financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the loss included in those debts the collection of which is doubtful.  Doubtful  debts, which according to Company’s management opinion are unlikely to be collected, are written-off  from the Company’s books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience. The changes in the provision during the year:

	Year ended December 31
	2008	2009	2010

Opening balance	$1,882	$2,188	$4,484
Additions during the year	972	2,421	2,024
Deductions during the year	(666)	(125)	(867)

Closing balance	$2,188	$4,484	$5,641

H.	Assets held for employees severance benefits

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

I.	Fixed assets

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

J.	Goodwill

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

The goodwill recorded in the acquisition from Bezeq represents future synergy in the company’s content management and distribution services resulting from the use of the Emeq Haela facility for expanding its business.

No impairment loss was recognized in 2009 and 2010. See also Note 16.

K.	Intangible Assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

Amortization
percentage
Amortizing intangible assets:
Franchise agreement	18-33
Brand name	18.2
Customer relationship	18-33
Licenses	10

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2009 and 2010.

L.	Stock compensation plans

The Company accounts for its employees stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all stock- based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the awards ultimately expected to vest (net of forfeitures).

The Company recognizes the cost of awards with graded vesting based on a straight- line method.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

M.	Income per Ordinary Share

Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares, during the period if dilutive. Potential common shares arise from stock options and unvested restricted share units. The dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2008	2009	2010
Income per Ordinary Share
Net income attributable to Ordinary Shares	$13,432	$11,578	$8,710
Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	17,290,099	17,310,005	17,330,024
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	109,276	89,319	50,653

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	17,399,375	17,399,324	17,380,677

Basic income per Ordinary Share	0.78	0.67	0.50

Diluted income per Ordinary Share	0.77	0.67	0.50

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

N.	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

O.	Use of estimates

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

P.	Revenue recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable. Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional one to five years. Deposits received in advance are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipment are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

VAT collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operation.

Q.	Long-lived assets

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

R.	Liability in respect of employees severance payments

The Company records its obligation with respect of employees severance payments as if it was payable at each balance sheet date (the “shut-down method”). The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee in Israel multiplied by the number of years of employment as of the balance sheet date. Employee benefits subject to section 14 of the Israel Severance pay law- 1963 are accounted for as defined contribution plans.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

S.	Fair value of embedded currency conversion derivatives

The Company accounts for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”.  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

T.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel and the U.S. The Company invests in securities with original maturity dates of up to three years with credit ratings of A- and above.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical  dispersion of the Company's customer base and the Company's policy of requiring collateral or security on sales to customers.

U.	Fair Value Measurements

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

V.	Recently issued accounting standards

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. The adoption of this guidance in 2011 will affect the Company’s disclosures relating to notes receivable.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08 1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009 13 amends FASB ASC Subtopic 605 25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price.

Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 2 - Cash and Cash Equivalents

	December 31	December 31
	2009	2010

Denominated in U.S. dollars	$10,339	$11,034
Denominated in Euro	4,312	1,947
Denominated in NIS	274	108
Other	16	2

	$14,941	$13,091

Note 3 - Marketable Securities

A.
The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale and held to maturity debt securities by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	(losses)	Fair value
As of December 31, 2010
Available- for- sale:
Corporate debentures- current	$18,207	$42	$(161)	$18,088
US Agency and other governmental
debentures- current	2,816	31	(12)	2,835
	$21,023	$73	$(173)	$20,923

As of December 31, 2009
Available- for- sale:
Corporate debentures- Non current	$15,546	$68	$(136)	$15,478
US Agency debentures- current	5,035	43	(8)	5,070
	$20,581	$111	$(144)	$20,548

Held- to- maturity:
Corporate debentures- current	$765	$10	$-	$775
	$765	$10	$-	$775

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 3 - Marketable Securities (cont’d)

B.	Maturities of debt securities classified as available- for- sale and held- to- maturity were as follows:

	December 31 2009		December 31 2010
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Available- for- sale:
Current maturities	$20,581	$20,548	$21,023	$20,923
	$20,581	$20,548	$21,023	$20,923
Held- to- maturity:
Current maturities	$765	$775	$-	$-
	$765	$775	$-	$-

C.
Proceeds from the sale of investment securities available for sale were $10,281  in 2010 (2009- $1,846) ; gross realized gains included in interest and marketable securities income in 2010 were $31 (2009-gross realized gains of $123).

D.
The Company also maintains a $1,593 portfolio of investment securities classified as trading (December 31 2009- $1,395). Net realized gains on trading securities during the year ended December 31 2010 were $187 (For year ended December 31 2009- net realized gains were $281), and are included in interest and marketable securities income. Net unrealized losses on trading securities held at year end and included in interest and marketable securities income for 2010 were $23 (Net unrealized gains for 2009- $59).

E.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

At December 31, 2010	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(161)	$9,619	$(161)	$9,619
US Agency and other governmental
debentures- current	(12)	776	(12)	776
	$(173)	$10,395	$(173)	$10,395

At December 31, 2009	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(136)	$6,731	$(136)	$6,731
US Agency and other governmental
debentures- current	(8)	1,505	(8)	1,505
	$(144)	$8,236	$(144)	$8,236

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 3 - Marketable Securities (cont’d)

US Agency and other governmental debentures: The unrealized losses on investments in U.S. Agency debentures were caused by increases in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

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

Note 4 - Other Receivables

	December 31	December 31
	2009	2010

Government institutions	$447	$1,261
Other	112	51

	$559	$1,312

Note 5 - Deposits and long-term receivables

	December 31	December 31
	2009	2010

Long-term deposits (1)	$85	$166
Prepaid expenses (2)	945	2,035

	$1,030	$2,201

(1)	Deposits in respect of operating leases of motor vehicles.

(2)
Prepaid expenses for the last one to three months of long-term service agreements with suppliers. As of December 31, 2010 the balance includes an amount of $1,442 (December 31, 2009 - $ 587) in U.S. dollars and an amount equivalent to $593  in Euro (December 31, 2009 - $ 358).

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31	December 31
	2009	2010

Land	$379	$379
Building	5,928	10,762
Communications equipment	35,199	47,266
Office furniture and equipment	2,430	3,022
Motor vehicles	729	759
Leasehold improvements	4,339	4,568
	49,004	66,756
Accumulated depreciation and amortization	19,885	25,977

Fixed assets , net	$29,119	$40,779

Depreciation and amortization expense for the years ended December 31, 2008, 2009 and 2010 are $ 3,913, $ 5,175 and $6,058, respectively.

Note 7 - Accounts Payable - Other

	December 31	December 31
	2009	2010

Liabilities regarding employees	$1,120	$1,598
Government institutions	227	39
Accrued expenses	720	596
Other	188	222
	$2,255	$2,455

Note 8 - Deferred Income

Deferred income represents advance payments approximating the last one to three months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2020.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 9 - Liability in Respect of Employees Severance Payments

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

C.	Expenses recorded in respect of provision for employees severance payments for the years ended December 31, 2008, 2009 and 2010 are $ 367, $321, and $359, respectively.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 10 - Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities, the last of which will end by July 31, 2015 and which have some extension options. In addition, the Company is engaged in long-term operating network leases. The annual payments the Company is committed to pay over the next  five years and thereafter (including the options), as of December 31, 2010, are as follows:

2011	$42,668
2012	28,414
2013	21,337
2014	13,844
2015	10,024
2016 and thereafter	6,309

$122,596

Operating lease expenses under long- term operating network leases for the years ended December 31, 2008, 2009 and 2010 are $40,764, $45,900 and $50,990 respectively. Rental expenses under the lease agreements for the years ended December 31, 2008, 2009 and 2010 are $284, $327 and $436 respectively.

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2009	2010

Guarantees provided by the banks to third parties	$3,314	$2,270

The guarantees were granted to third parties (vendors) to secure the Company’s performance under such contracts (broadcasting services and leases). Guarantees were provided for periods between one to five years and are renewed each year according to the vendor’s contract terms and conditions.  The  guarantees may be exercised by the third party at any time, subject to the terms in the contracts between the Company and the third party.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

C.
The Company has two lines of credit provided to it by Bank Igud (approximately $2.8 million) and Bank Leumi (approximately $2 million). From time to time the Company uses its lines of  credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

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

Contingent upon the Company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with the Company for a term of 49 years effectively starting from the date the Company and the ILA entered into a development agreement, with an extension option of an additional 49 years, as of the date of the approval of the allocation of the land. The Company has not yet commenced to develop the site, and has informed the ILA of the delay due to delays in obtaining building permits from the regional Building Zoning Committee. Cancelation of the development agreement may result in refund of the fees paid for the land less a 15% termination fee and 6% per annum fee. In the opinion of the Company, there is a remote chance that the ILA will cancel the allocation of the land to the Company.

All payments under the lease agreement were prepaid, classified as non- current asset under prepaid expenses with amortization occurring on a straight- line basis over the expected lease term.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

E.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site has expired on October 20, 2009.  The Company has applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011.  On March 20, 2011, the Company appealed the decision to the District Building and Zoning Appeals Committee. In addition,  on November 4, 2010, the Company received an indictment filed against our company by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at our Re'em Teleport, without proper permits.  A hearing over the indictment is scheduled for April 27, 2011.  In the opinion of the Company's legal advisers, the minimum fine which will be imposed on our company, should it be convicted, will be NIS 10 thousand (approximately $2.8 thousand). However, according to the law the court has discretion to impose higher fines.

F.
Screenpeaks Ltd., a former Israeli customer, filed a complaint on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The complaint alleges that the Company unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC. The plaintiff is seeking damages from the Company and the MOC in the amount of NIS 23,000 (approximately $6,481). As part of the legal procedure the MOC filed with the court a third party statement claiming it will seek remedies from the Company for any damage it will incur as a result of a court decision in the favour of the plaintiff. The Company rejects the allegations and is contesting the claim vigorously. On May 27, 2009 the District Court decided that the proceedings will first examine the question of whether on the date the MOC instructed to terminate the agreement between the Company and the customer, the agreement fulfilled the terms and conditions of the license issued to the Company by the MOC.

In the opinion of the Company's management and legal advisers, in the event the plaintiff prevails, the amount the Company will be required to pay will likely be immaterial. Therefore, no provision has been made in the consolidated financial statements with respect to the claim.

G.
On September 14, 2010, the Company's Chief Executive Officer received a summons to an investigation under warning at the Enforcement and Regulation Administration at the Israeli Ministry of  Industry, Trade and Labor, or MOITAL, for the suspected violations of Section 6B of the Israeli Minimum Wage Law and Section 2 to the Israeli Equal Opportunities at Work Law, following a complaint filed by a former employee of the company whose employment was terminated while allegedly undergoing fertility treatments and an investigation conducted by MOITAL following such complaint.  According to an arrangement reached with MOITAL, the Company's former Chief Financial Officer, who was the Company's Chief Financial Officer at the time the former employee's employment with the company was terminated,  appeared at such investigation and answered questions regarding such suspected violations.  The investigation has not yet concluded. Following its investigation, on March 2, 2011, MOITAL notified the Company that it decided to close the file with respect to the suspected violations of Section 6B of the Israeli Minimum Wage Law with a warning.

The investigation in respect of the suspected violation of the Israeli Equal Opportunities at Work Law has not yet concluded and the results of the investigation are unknown. In the opinion of the Company's legal advisers, the chances that MOITAL will file an indictment against the company for the suspected violation are low.

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

The Company's license from the Israeli Ministry of Communications to operate its teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of the Company may be acquired or transferred, directly or indirectly.

In connection with the Company's initial public offering in November 2006, the Company's license was amended to provide that the Company's entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depository was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of the Company's shares that do not result in the transfer of control of the Company are permitted without the prior approval of the Ministry of Communications, provided that:

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

On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company regarding his compensation for management services. The agreement will be in effect up to the end of 2011.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter - the 2006 options). The 2006 options shall vest, according to a graded- schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2010:

					Aggregate
					intrinsic value
					as of
	Remaining		Grant date	Grant date	December 31,
Number of	contractual	Exercise	fair value per	intrinsic	2010
options	life (in years)	Price (in $)	Share (in $)	Value (in $)	(in $)

37,800	1	5.60	5.60	-	74,466
37,800	1	6.16	5.60	-	53,298
44,100	1	6.77	5.60	-	35,280
50,400	1	7.45	5.60	-	6,048
63,000	1	8.35	5.60	-	-
233,100					169,092

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2010, there was approximately $21 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 0.25 years.

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(1)	Options granted to the CEO (cont'd)

The options activities are as follows:

			Weighted-
			Average
	Number of	Weighted average	grant-date
	shares	exercise price	fair value

Options outstanding at December 31, 2007, 2008, 2009 and 2010	233,100	$6.99	$1.83

Options exercisable as at December 31, 2008	75,600	$6.58	$1.83

Options exercisable as at December 31, 2009	119,700	$6.20	$1.83

Options exercisable as at December 31, 2010	170,100	$5.88	$1.83

From grant date through December 31, 2010, none of the 2006 options were exercised or forfeited and no new options were granted during 2010.

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

Restricted share units activity during the periods indicated is as follows:

Number of
restricted
shares units
Balance at January 1, 2009	39,865
Vested	(19,933)
Forfeited	(87)
Balance at December 31, 2009	19,845
Vested	(19,845)
Forfeited	-
Balance at December 31, 2010	-

As of December 31, 2010, there are no unrecognized costs related to non- vested restricted share units. The vesting period of the restricted share units plan ended as of December 31, 2010.

(3) Options granted to outside directors

On January 25, 2010, the Company  granted  to its outside directors 14,880 options to purchase Company shares at  an exercise price of $12.50 per share. The options shall vest in three equal installments at the end of each year during the three years from the grant date.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 3.4% , as a result of a dividend adjustment mechanism and on the basis of the following assumptions:

(1)  A risk-free, annual interest rate of 0.86% for the first year of vesting, and 1.4% for each of the second and third year of vesting, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) A weighted average expected life of 3.38 years, over which the options granted are expected to be outstanding.

(3)  An expected average volatility of 51.28%, representing a weighted average standard deviation rate for the stock price of the Company, which is traded on the NASDAQ National Market since October 2006.

As at December 31, 2010, there was approximately $27 of unrecognized compensation cost related to non-vested options for recognition over a period of 2 years by the straight-line method.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(3)	Options granted to outside directors (cont'd)

The following summarizes the allocation of stock-based compensation charge for the 2006 options, the restricted share units granted and for the 2010 options granted to outside directors:

	Year ended December 31
	2008	2009	2010
Cost of revenues	81	81	67
Sales and marketing	101	101	85
General and administrative	233	233	220

	415	415	372

	Year ended December 31
	2008	2009	2010
Tax benefit recognized in respect
of stock- based compensation
expenses	66	58	142

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 12 - Segments Results

ASC 280-10 (formerly known as FSP FASB statement No. 131), “Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of ASC 280-10 and is consistent with how business results are reported to the chief operating decision maker.

The Companys' segments are strategic business units that offer different communication services and are managed accordingly. As a result of the acquisitions of the 711 business unit (See Note 15B) in November 2008, the Company presents for the first time two operating segments. The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting  industries  (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such measures are the most informative representation of how it evaluates performance. Business segment revenues and gross profit are presented below.

The Company’s CODM does not review segment assets information in order to assess each segment performance. Furthermore, asset information is monitored at the corporate level and reported to the CODM on a total company basis versus a segment basis.

The following tables show components of results of operations by segment:

Year ended December 31, 2010

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$6,996	$95,031	$102,027

Gross profit	$390	$25,675	$26,065

Sales and marketing			6,380
General and administrative			9,194

Operating income			$10,491

Financial income, net			667

Income before taxes on in income			$11,158

Depreciation and amortization	$444	$6,010	$6,454

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 12 - Segments Results (cont'd)

Year ended December 31, 2009

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$4,488	$89,199	$93,687

Gross profit	$74	$29,065	$29,139

Sales and marketing			5,554
General and administrative			8,391

Operating income			$15,194

Financial expense, net			(388)

Other income, net			26

Income before taxes on in income			$14,832

Depreciation and amortization	$320	$5,264	$5,584

Year ended December 31, 2008

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on in income			$17,660

Depreciation and amortization	$42	$3,929	$3,971

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 12 - Segments Results (cont'd)

Revenues and long lived assets by geographic areas:

	Year ended December 31
Revenues:	2008	2009	2010

North America	$19,399	$20,996	$24,464
Europe	32,222	39,551	45,476
Asia	8,773	10,528	9,278
Israel	5,425	6,440	7,329
Middle East (other than Israel)	9,250	12,196	13,930
Rest of the world	3,924	3,976	1,550

	$78,993	$93,687	$102,027

Long lived assets:

	December 31	December 31
	2009	2010

Israel	$23,858	$34,895
North America	5,261	5,884
Total	$29,119	$40,779

Note 13 - Interest and marketable securities income

	Year ended December 31
	2008	2009	2010

Interest on deposits, net	$693	$157	$44
Interest on debt securities	88	45	36
Discount accretion and premium amortization
of held- to- maturity securities, net	635	(299)	15
Discount accretion and premium amortization
of available- for- sale securities, net	246	396	422
Profits (loss) from trading securities, net	(551)	340	164

	$1,111	$639	$681

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 14 - Taxes on Income

A.	Income tax expense included in the statement of operations

		Year ended December 31
	2008	2009	2010

Current taxes	$3,922	$4,600	$2,197
Taxes in respect to previous years	(18)	-	145
Deferred taxes	324	(1,346)	106
Income tax expense *	$4,228	$3,254	$2,448

* Most of the Company's taxes are calculated based on Israeli tax law except for taxes of the US subsidiary that are calculated based on US tax law.

B.	Adjustments for inflation

Income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. Until December 31, 2007 the Company was assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary  profits.

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

C.	Tax benefits under the Law for Encouragement of Capital Investment (hereinafter - the
Investment Law)

The Company received from the Israeli Investment Center approval to it being considered to be an “Approved Enterprise” as defined in the Investment Law for its export  expansion plan as from the 2006 tax year. Any income from that Approved Enterprise will be  subject to a reduced tax rate of 25% for a period up to a total of seven years. Under the terms of the program, which relates to the Company’s export of communication  services to television channels and television operations via satellites the Company is required  to fulfill certain conditions and management of the Company believes that as of the date of the  financial statements the Company has complied with those conditions. In 2008 and 2009, the realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $160 thousand and $114 thousand, respectively.  In 2010 the corporate tax rate was reduced to 25%, and therefore there was no tax benefit resulting from the approved enterprise program.

Dividend distribution originating from income of an Aprroved Enterprise will be subject to a withholding tax at a rate of 15% provided that dividend is distributed during the period stipulated under the Israeli law.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 14 - Taxes on Income (cont'd)

D.	Taxation of the subsidiary

At December 31, 2010, the Company’s subsidiary had approximately US$ 929 net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2029. In addition, at December 31, 2010, the subsidiary had approximately US$ 703 net operating loss carryforwards for state income tax reporting purposes, which will expire through 2029.

E.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2008	2009	2010

Income (loss) before income taxes:
Israel	$17,932	$15,760	$11,475
Foreign Jurisdiction	(272)	(928)	(317)
	$17,660	$14,832	$11,158

Income tax expense (benefit):
Current taxes:
Israel	$3,922	$4,600	$2,197
Foreign Jurisdiction	-	-	-
	$3,922	$4,600	$2,197

Tax expense (benefit) in respect to previous years:
Israel	$(18)	$-	$145
Foreign Jurisdiction	-	-	-
	$(18)	$-	$145

Deferred taxes:
Israel	$324	$(825)	$131
Foreign Jurisdiction	-	(521)	(25)
	$324	$(1,346)	$106

Total	$4,228	$3,254	$2,448

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

G.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2008	2009	2010

Statutory tax rate	27%	26%	25%

Income before taxes on income as
reported in the statement of operations	$17,660	$14,832	$11,158

Computed “expected” tax expense	4,768	3,856	2,790

Non-deductible expenses	149	35	40
Effect of Approved Enterprise tax rate	(160)	(114)	-
Foreign tax differential	-	(75)	64
Deferred taxes for losses from previous years	-	(203)	-
Taxes in respect to previous years	(18)	-	145
Change in valuation allowance	86	94	210
Differences between the definition of
capital and assets for Israeli tax purposes	(876)	(254)	(975)
Increase related to current year tax positions	287	78	227
Other differences	(8)	(163)	(53)

	$4,228	$3,254	$2,448

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes

As of December 31, 2009 and 2010, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2009	2010

Deferred tax assets:

Provision for doubtful debts	$1,122	$1,360
Vacation pay accruals	102	133
Stock-based compensation	183	325
Foreign currency embedded
derivatives	74	-
Marketable securities	520	744
Net operating loss carryforwards	521	546
Severance pay fund	6	8

Total gross deferred tax assets	$2,528	$3,116

Less valuation allowance	(510)	(720)

Net deferred tax assets	$2,018	$2,396

Deferred tax liabilities:

Fixed assets	$(801)	$(957)
Foreign currency embedded
derivatives	-	(230)
Goodwill	(93)	(176)

Total gross deferred tax liabilities	$(894)	$(1,363)

Net deferred tax asset	$1,124	$1,033

The net change in valuation allowance for the years ended December 31, 2008, 2009 and 2010 was an increase of $86, $94 and $210, respectively.

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

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable  income, and tax planning strategies in making this assessment. Based upon the level of historical  taxable income and projections for future taxable income over the periods in which the deferred tax  assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2010. The amount of the deferred tax asset considered realizable,  however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

I.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2010
Balance at January 1	$599	$890
Increase related to prior year tax positions	213	55
Increase related to current year tax positions	78	227
Balance at December 31	$890	$1,172

The unrecognized tax benefits at December 31, 2008, 2009 and 2010 were $599, $890 and $1,172 respectively, if recognized, would affect the effective tax rate of the Company.

No interest or penalties have been recorded at the date of adoption and for the years ended December 31, 2008, 2009 and 2010. The Company and its subsidiaries files income tax returns in Israel, Cyprus and USA. As of December 31, 2010, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2005 through 2010 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2007 through 2010. In addition, The Company is unable to provide an estimate of the range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 16 - Goodwill and Other Intangible Assets

A.	Acquired Intangible Assets

	December 31, 2010
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
Amortizing intangible assets:
Franchise agreement	$857	3.3 yrs	$(358)
Brand name	274	3.3 yrs	(108)
Customer relationship	281	2 yrs	(162)
Licenses	147	7.6 yrs	(34)
Total	$1,559		$(662)

	December 31, 2009
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
Amortizing intangible assets:
Franchise agreement	$857	4.3 yrs	$(179)
Brand name	274	4.3 yrs	(58)
Customer relationship	281	3 yrs	(87)
Licenses	147	8.6 yrs	(20)
Total	$1,559		$(344)

The expected intangible assets amortization expense for each of the next five years and thereafter is as follows:

2011	$311
2012	241
2013	214
2014	81
2015 and thereafter	50
$897

Aggregate amortization expense for amortizing intangible assets was $45, $299 and $319 for the years ended December 31, 2008, 2009 and 2010, respectively.

B.	Goodwill

The goodwill recorded in the acquisition from Bezeq represents future synergy in the company’s content management and distribution services resulting from the use of the Emeq Haela facility for expanding its business.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 17 - Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2008	2009	2010

Revenues from sales and services (C)	$1,474	$1,145	$1,148

General and administrative	$25	$41	$59

Management’s fees to shareholders (D)	$398	$398	$398

Purchase of fixed asset	$300	$-	$40

B.	Balances with related parties

	December 31	December 31
	2009	2010

Trade receivables	$237	$175

Other payables	$4	$55

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 17 - Transactions and Balances with Related Parties (cont'd)

D.	Management’s fees to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. The payments pursuant to this agreement aggregated $398 in each of 2008, 2009 and 2010.

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

As of December 31, 2010, the Company held approximately $3,632 of U.S government or government agency marketable securities ($2,835 are calssified as available for sale, and $797 as trading) and approximately $18,490 of marketable corporate debt securities ($18,088 are calssified as available for sale, and $402 as trading).

Assets and liabilities measured at fair value at December 31, 2009 and 2010, are summarized below:

		Fair Value Measurements at Reporting Date Using
	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,593	$1,593	$-	$-
Available-for-sale securities:
Corporate debentures	18,088	18,088	-	-
US government or government
agency debentures	2,835	2,835	-	-
Fair value of embedded
currency conversion
derivatives	2,078	-	2,078	-
Total	$24,594	$22,516	$2,078	$-
Liabilities:
Fair value of embedded
currency conversion
derivatives	$1,121	$-	$1,121	$-

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
Note 18 - Fair Value Measurements (cont'd)

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,395	1,395	$-	$-
Available-for-sale securities:
Corporate debentures	15,478	15,478	-	-
US government or government
agency debentures	5,070	5,070	-	-
Fair value of embedded
currency conversion
derivatives	1,703	-	1,703	-
Total	$23,646	$21,943	$1,703	$-
Liabilities:
Fair value of embedded
currency conversion
derivatives	$2,000	$-	$2,000	$-

In addition, the Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Note 19 - Subsequent Events

On February 6, 2011, the Company's Board of Directors declared a cash dividend in the amount of $0.15 per ordinary share, and in the aggregate amount of approximately $2.6 million. The dividend was paid on March 10, 2011 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on February 23, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
By:	/s/ David Rivel
David Rivel
Chief Executive Officer

By:	/s/ David Aber
David Aber Chief Financial Officer

Date: March 21, 2011