Form 20-F
period 2011-12-31
RRSat Global Communications Network Ltd.
filed 2012-03-14
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from _______________ to ________________

Commission file number: 001-33085

RRsat Global Communications Network Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel

(Address of principal executive offices)

Itzik Zion
Chief Financial Officer
RRsat Global Communications Network Ltd.
RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel
Tel: +972-3-928-0808
Fax: +972-3-928-0765

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011:  17,346,561 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Large Accelerated filer ☐                                 Accelerated filer ☐                                Non-accelerated filer ☒

Indicate by check mark the basis of accounting the registrant has used to prepare the financial statements included in this filing

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐                No  ☒

2

General. As used herein, "we," "our," "us," "RRsat" and the "company" refer to RRsat Global Communications Network Ltd. and its consolidated subsidiaries, unless the context requires otherwise.

Our Consolidated Financial Statements contained in this Annual Report on Form 20-F have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). Unless otherwise indicated, our Consolidated Financial Statements and other financial data contained in this Form 20-F are presented in United States dollars ($).  We prepare our Consolidated Financial Statements on the basis of a calendar fiscal year beginning on January 1 and ending on December 31.  References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on December 31 of that year.  In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.

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

•	our ability to compete in the Inmarsat plc ("Inmarsat") services market alongside Inmarsat, which intends to commence direct sales to Inmarsat Service Providers ("ISPs") and end-users;

•	the revenues that we may generate from our contracted backlog;

•	our plans to further expand our presence in the United States;

•
our plans to expand our presence in Latin America, Asia, Europe and other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and production facilities;

•	our ability to successfully integrate businesses and assets we have acquired and may acquire in the future;

•	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

•	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global MSS utilizing the latest technologies;

•	our ability to enter into strategic arrangements with satellite fleet operators and other telecommunications service providers;

•	the growth of the North American, European and Asia Pacific broadcast markets;

•	the growth of new technologies, such as high definition television (HDTV), three dimensional television (3DTV) or Internet Protocol (IP) television;

•	our expected increases in expenses as our operations continue to expand;

•
changes in exchange rates, notably between the U.S. dollar and the Euro and the New Israeli Shekel (NIS), and the entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

•	our intention to pay cash dividends to our shareholders in the future;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission ("FCC");

•	our ability to extend our building and other permits for our principal teleports in Re'em and Emek Ha'ela, Israel, and the Hawley Teleport in the United States;

•	our belief that our current owned and leased facilities currently are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "plan," "believe," "intend," "anticipate," "estimate," "predict," "potential," "project" or the negative of these terms, and similar expressions intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should be cautioned that these statements may, and often do, vary from actual results.  Therefore, you should not place undue reliance on these forward-looking statements.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.  In particular, you should consider the risks in this Annual Report under this Item 3 "Key Information – Risk Factors."

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

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), should be read together with our consolidated financial statements and related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2010 and 2011 and the selected statements of operations data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2007, 2008 and 2009 and the selected statements of operations data for the years ended December 31, 2007 and 2008 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share per share data and cash dividend per ordinary share)
Statements of Operations Data:
Revenues	$59,221	$78,993	$93,687	$102,027	$112,920
Cost of revenue	38,419	53,477	64,548	75,962	86,939
Gross profit	20,802	25,516	29,139	26,065	25,981
Operating expenses:
Sales and marketing	3,017	3,914	5,554	6,380	7,067
General and administrative	5,767	6,582	8,391	9,194	10,130
Total operating expenses	8,784	10,496	13,945	15,574	17,197
Operating income	12,018	15,020	15,194	10,491	8,784
Interest and marketable securities income	2,631	1,111	639	681	400
Currency fluctuation and other financial income (expenses), net	329	177	299	(1,268)	(740)
Change in fair value of embedded currency conversion derivatives	(646)	1,342	(1,326)	1,254	(2,130)
Other income, net	4	10	26	--	(1)
Income before taxes on income	14,336	17,660	14,832	11,158	6,313
Income taxes	2,932	4,228	3,254	2,448	1,978
Net income	$11,404	$13,432	$11,578	$8,710	$4,335
Basic income per ordinary share	$0.66	$0.78	$0.67	$0.50	$0.25
Diluted income per ordinary share	$0.65	$0.77	$0.67	$0.50	$0.25
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,249,710	17,290,099	17,310,005	17,330,024	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,418,180	17,399,375	17,399,324	17,380,677	17,346,561
Cash dividend per ordinary share	$-	$0.61	$0.49	$0.38	$0.24

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,409	$34,749	$14,941	$13,091	$14,443
Marketable securities (long and short term) and short term deposits	35,013	11,845	32,608	22,516	18,764
Working capital	57,154	39,348	46,207	36,965	34,514
Total assets	95,390	104,487	115,121	120,495	120,021
Total liabilities	20,231	26,137	33,178	36,083	35,314
Retained earnings	23,429	26,309	29,407	31,555	31,727
Shareholders' equity	75,159	78,350	81,943	84,412	84,707

B.  Capitalization and indebtedness

Not applicable.

C.  Reasons for offer and use of proceeds

Not applicable.

D.  Risk factors

Our business faces a variety of risks that may affect our operations or financial condition.  You should carefully consider the following risks, in addition to those set forth in the Special Note Regarding Forward-Looking Statements above, when investing in our securities.  The risks described below are not the only ones that we face.  Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations, results of operations and financial condition.

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

Significant damage to our principal teleports in Israel or the United States would have a material adverse effect on our ability to continue to operate our business.

Two of our principal teleports and playout facilities are located in Israel, in Re'em and in Emek Ha'ela, and our third teleport, the Hawley Teleport, is in the United States. Significant damage to these facilities, for any reason, including by earthquakes, fire or acts of terrorism or war, and with respect to our principal Israeli teleports, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The continuing instability in the financial and credit markets in Europe, the United States and Asia has impacted global economic growth, with the economies of Europe and the United States showing ongoing signs of weakness.  If the United States' or European economy weakens further, our existing or potential customers may reduce or postpone their spending significantly.  This could result in reductions in the services we sell and lease, longer sales cycles and increased price competition.  In addition, our ability to collect fees with respect to the services we provide may be adversely affected by the financial condition of our customers.  A significant adverse change in a customer's financial and/or credit position could also require us to assume greater credit risk relating to that customer's receivables or could limit our ability to collect receivables related to services previously provided to that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in Europe, the United States or Asia or other key markets (including in specific industries such as commercial shipping industry) do not improve or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

In addition, a slowdown in buying decisions due to this economic uncertainty and the tightened credit markets impacting our customers may extend our sales cycle period and may limit our ability to forecast our flow of new contracts.

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

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In 2010 and 2011 we have seen a decrease in the level of available capacity on satellites, in part due to the increased demand for such capacity by high definition television (HDTV) channels, and in part due to the retirement of certain satellites from services without an alternative satellite put in place of the retired satellite.  This has made it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of Internet Protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming continues to decrease or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts and three dimensional television (3DTV) require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV and 3DTV broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 14.9% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

The need to provide our customers with "dual illumination" in certain conditions may adversely affect our margins, which could have a material adverse effect on our operating results and financial condition.

           Agreements for the lease satellite capacity are for a fixed term.  In some cases we are able to extend the term of the lease for an additional term.  However, in other cases we are unable to extend the lease and in order to maintain the services to the customers on such capacity we must locate an alternative capacity on the same satellite or on another satellite with similar characteristics.  Such alternative capacity utilizes a different frequency than the one utilized by the expiring capacity and so the viewers must adjust their receiver in order for the change to take effect.  In such cases we enter into an agreement for the lease of the alternative satellite capacity before the expiration of the current lease and provide the customers on the expiring lease services on both the old and the new frequencies, or "dual illumination", in order to allow seamless transition.  Such periods of dual illumination may extend between two weeks and two months, during which the customers continue to pay us the fees agreed in their agreements for a single satellite capacity, while we pay for double satellite capacity.  Should any of our satellite capacity leases expire and we are not able to renew such lease, we may need to provide our customers dual illumination services, which would adversely affect our margins and operating results.

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

Service disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our services are an integral part of our customers' business operations.  The continued performance of these services for our customers is important to our success.  Sustained or repeated system failures would reduce the attractiveness of our services and could result in decreased demand for our services.

Our ability to serve our customers depends on our ability to protect our infrastructure, network and computer systems against material and continuous damages from fire, long term power loss, water damage, telecommunications failures, earthquake, terrorist attacks, vandalism and similar unexpected material adverse events.  As part of our business, we develop, receive and retain confidential data about our company.  Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, computer hackers, cyber terrorist and similar disruptions from unauthorized tampering.  Although we maintain insurance that we believe is appropriate for our business and industry, we face risks associated with potential failure to adequately protect critical corporate, client, and employee data which, if released, could adversely impact our client relationships, our reputation, and even violate privacy laws and such insurance coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events.

We have experienced systems outages and service interruptions in the past.  To date, these outages have not had a material adverse effect on us.  However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption.  Any damage or failure that interrupts or delays our operations could expose us to material liabilities and result in material harm to our business.

We acquired two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert the attention of our management and resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming.  Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets.  For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located, such as FCC regulations and United States taxation as a result of the Hawley Teleport we acquired in 2008.  In addition, we could lose key employees while integrating new organizations.  Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits.  In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders.  Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

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

In addition, we currently lease approximately 14.9% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

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

If we suffered a partial or total loss of leased capacity on a satellite, including as a result of the bankruptcy of the satellite owner or operator, we would need to obtain capacity on other satellites with a comparable "footprint", or geographic coverage.  We may not be able to obtain alternative capacity on economical terms or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.  During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder.  Similar risks apply to our leased terrestrial fiber transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

In the event of any such disruption in satellite we may incur additional costs to supplement or replace the affected service, and may be required to compensate our own customers for any resulting declines in service levels.

If we are unable to renew our agreements with Inmarsat on favorable terms, or at all, our ability to continue to provide MSS will be significantly impaired.

We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the requirements and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat's intellectual property rights.  The agreements, which we signed in March 2009 and amended in March 2010, remain in effect unless terminated by Inmarsat with a prior notice of at least two years, with a minimum term ending April 14, 2014.  We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

If we are unable to compete with Inmarsat, our MSS business would be adversely affected.

           In April 2009, Inmarsat purchased its largest distribution partner, Stratos Global Corporation, which became a wholly owned operating division of Inmarsat. This transaction was followed by the purchase in January 2010 of Segovia Inc., a provider of secure IP-based managed solutions to the U.S. government, and the purchase in April 2011 of Ship Equip International A.S., a leading very small aperture terminal (VSAT) provider.

           In January 2012, Inmarsat announced that it intends to include its subsidiary companies within a new organizational structure, which will include direct and indirect distribution of services under the Inmarsat brand name and be supported by a new group, which will provide cross-business unit services.

           Although Inmarsat has stated that despite the reorganization it does not intend to change its business strategy and policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RRsat, and that the restructuring is expected to provide further support to its independent channel partners through greater coordination between Inmarsat and such  channel partners, these acquisitions and the reorganization may have an adverse effect on our ability to compete in the Inmarsat services market, as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

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

           Furthermore, we rely on third-party service providers when providing services in regions covered by Inmarsat satellites that cannot be received at our Emek Ha'ela teleport, namely the Atlantic Ocean – West Region and the Pacific Ocean Region.  If any of these service providers experiences interruptions or is unable to provide us with reliable services, we may not be able to provide services to our customers and our business may suffer.

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

Certain satellite fleet operators, whom typically had offered only connectivity, have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create global hybrid networks.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (whom are our competitors in providing value-added services and service packages) with whom they have relationships.

Our contracted backlog may not ultimately result in future revenues.

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us.  As of December 31, 2011, we had contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012, and $54.5 million are related to services expected to be delivered in 2013.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of thecontracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. As of December 31, 2011, long-term contracts constituting approximately 9.7% of our contracted backlog at December 31, 2010 had been cancelled mainly due to our decision to terminate contracts for failure of the customer to meet the payment terms.  Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, currency fluctuations may adversely affect our financial results.

Although our functional currency is the U.S. dollar, approximately 32.8% of our revenues in 2011 and approximately 34% of our cost of revenue in 2011 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in New Israeli Shekel (NIS), as are a small portion of our agreements with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  To date, we have not engaged in hedging transactions to mitigate such risk.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  For additional information, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Application of Critical Accounting Policies – Functional and Reporting Currency.

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

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), these contracts are deemed to include an "embedded derivative" in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses currently are meaningful to an understanding of our results of operations, they may result in unanticipated fluctuations in our reported results of operations.

The declining value of our market capitalization during the current on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $4.3 million.  The goodwill recorded from our acquisition from Bezeq totaled $3.7 million as of December 31, 2010 and 2011, representing future synergy in the company’s content management  and distribution services reportable segment resulting from the use of the Emek Ha'ela teleport for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment analysis at the end of 2010 and 2011 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

Volatility and turmoil in global capital markets may adversely affect our investment portfolio and other financial assets.

            The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Our cash, cash equivalents, short term deposits and marketable securities totaled $33.2 million as of December 31, 2011.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes.  Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions may result in impairments of the carrying value of some of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our services as part of long-term contracts.  During the life of a contract, a customer's budgeting or cash flow constraints may impact the scope of the service sought by the customer and the customer's ability to make required payments.  In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by customer bankruptcies or other business failures.

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

We receive certain consulting services from our principal shareholders Del-Ta Engineering Equipment Ltd., or Del-Ta Engineering, and Kardan Communications Ltd., or Kardan Communications, pursuant to a management services agreement.  If either of them decides to discontinue the services it is providing to us, we may not be able to obtain alternative consulting services from independent third parties on economical terms or at all.  In addition, these principal shareholders provide us with the benefit of their experience and extensive contacts in the industry, which they are not obligated to provide under their management services agreement.

We may experience a continuing decrease in our gross margin levels in the future, which may adversely affect our financial results.

Our gross margin levels have decreased over the last few years and may continue decrease in the future.  The decrease in gross margin over the last few years was primarily due to lease of satellite capacity at higher prices including the renewal of certain existing satellite capacity agreements at higher prices, payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to our customers, additional payments for transmission capacity resulting from "dual illumination", which resulted in certain excess capacity in the second half of 2010, the increase in our MSS segment revenues that operates with lower than our average gross margin and lower profitability in some of our new contracts.

In addition, several other factors could cause our gross margin to fluctuate, including the following:

•	general economic conditions in the markets in which we, our customers and suppliers operate;

•	decrease in the level of available capacity on satellites;

•	introductions of new products or new pricing policies by us or our competitors;

•	trends in our industry, including industry consolidation and technology change;

•	acquisitions or strategic alliances by us or others in our industry;

•	mismatch between our long term contracts with suppliers compared to our long term contracts with customers that can result in excess capacity;

•	the need to replace capacity suppliers with new suppliers with higher cost due to their failure to properly maintain transmission;

•	cancelation of customer contracts;

•	customer bankruptcies;

•	currency fluctuations; and

•	size and profitability of new customer contracts.

We may have difficulty managing the growth of our business, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in the past several years, with our annual revenues increasing from $4.4 million in 2000 to $112.9 million in 2011.  In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and during the next few years we may continue to acquire businesses in the United States, Europe and Asia and to expand our sales and marketing activities.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

•	manage a larger organization;

•	integrate the assets and businesses we may acquire;

•	implement appropriate financial and operational systems;

•	expand our infrastructure to support a greater volume of services;

•	expand our sales and marketing infrastructure and capabilities on an international basis; and

•	develop regulatory compliance programs in foreign jurisdictions.

If we are unable to manage and grow our business effectively during this period of rapid growth, we may not be able to implement our business strategy and our business and financial results would suffer.

The upcoming retirement of David Rivel, our founder and Chief Executive Officer, could adversely affect our operations and impair our ability to expand our business.

David Rivel, our founder and Chief Executive Officer, will be retiring from his position as our Chief Executive Officer on June 30, 2012.  Commencing July 1, 2012, we will continue to benefit from Mr. Rivel's experience and capabilities pursuant to a consulting agreement we entered into with a company controlled by Mr. Rivel.  Mr. Rivel will also continue to contribute to RRsat as a member of our board of directors.  Although we are in the process of securing a new chief executive officer and Mr. Rivel will continue to contribute to the company with his experience and capabilities in his role as consultant and director, the replacement of Mr. Rivel could adversely affect our operations and impair our ability to expand our business.  We also face the risk that Mr. Rivel may elect to terminate the consulting agreement and compete with us.  However, we believe such risk it mitigated by the fact that we agreed to pay Mr. Rivel a payment in consideration for his undertaking not to compete for a period of 24 months.  See Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements" for additional information.

If we are unable to hire, train and retain qualified managerial, technical, and sales and marketing personnel, we may be unable to develop new services or sell or support our existing or new services.  This could cause our revenues to decline and impair our ability to meet our development and revenue objectives.  In addition we could face increased costs to attract, motivate and retain our skilled workforce.

Our success depends in large part on our ability to continue to attract, train, motivate and retain highly skilled managerial, technical, and sales and marketing personnel.  If our business continues to grow, we will need to hire additional qualified managerial, technical engineering, and sales and marketing personnel to succeed.  The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one.  The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our services.  This is particularly true in Israel and some of the markets into which we hope to expand, where competition for qualified personnel is intense.  Our failure to hire and retain qualified employees could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations and compete for new customer contracts, and cause our revenues to decline and impair our ability to meet our sales objectives.

Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel.  The loss of the services of any or several of these executives may adversely impact our operations and impair our efforts to expand our business.

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

Our quarterly operating results may fluctuate, which could cause us to miss our targets with respect to these results and, in addition to other variables could cause the trading price of our ordinary shares to fluctuate or decline.

Our prospective customers generally must commit significant resources to evaluate our services.  Accordingly, our sales process is subject to delays associated with the approval process and delays associated with our customers' preparations to begin broadcasting using our services.  This approval process typically lasts 3 to 12 months, and creates unpredictability regarding the timing of our generation of revenues.  As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers' procurement decisions.  Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss our targets or expectations about these results and cause the trading price of our ordinary shares to decline.

Additional factors that could cause our revenues and operating results to fluctuate from period to period include:

•	market conditions in the broadcast and telecommunications industries;

•	changes in global economic conditions;

•	our service and customer mix;

•	customer demand for our services;

•	increased competition;

•	the size and timing and success of new service introductions by our competitors and us;

•	cancellations of significant contracts by customers;

•	the timing of contracts with new customers;

•	changes in the price or the profitability of our services;

•	changes in the availability or the cost of transmission capacity;

•	changes in the utilization of transmission capacity;

•	the timing of renewal or commencement of our long-term capacity commitments;

•	changes in operating expenses;

•	changes in our strategy;

•	changes in regulatory and compliance requirements; and

•	currency fluctuation that may change the level of our costs and revenues.

Due to the relatively fixed nature of certain of our costs, any decline in revenue in any quarter could result in lower profitability for that quarter.  In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

We face potential liability for content broadcast by our customers over our network.

Our potential liability for distributing content broadcast by our customers over our network is uncertain.  We could become liable for such content based on obscenity, defamation, negligence, copyright or trademark infringement, or other bases.

Our standard agreement provides that our customers are fully responsible for the content of their programming, for ensuring that the content conforms to all applicable governmental regulations and for obtaining any local regulatory approvals relating to their broadcasts.  The agreement further provides that we are not liable if the satellite fleet operator requires us to suspend or terminate service for any reason relating to content.  Our customers are generally required to indemnify us for any financial costs of governmental or third party proceedings resulting from such content.  Although we attempt to reduce our liability through contractual indemnification from our customers and our standard operational disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability.  Even if we were ultimately successful in any such litigation, any litigation would divert management time and resources from our operation, could be costly and is likely to generate negative publicity for our business.  We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

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

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip or the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially destroys or disables our facilities or the facilities of our service providers would result in a material and substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

Our board of directors adopted a dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our operational needs or to any plans approved by our board of directors.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2009, 2010 and 2011, we distributed dividends to our shareholders in the aggregate amount of $8.5 million, $6.6 million and $4.2 million, respectively.

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

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through January 31, 2012, the market price of the ordinary shares has fluctuated from $3.50 to $26.50. Factors that may affect the trading price include, but are not limited to:

•	the level of liquidity available for our shares;

•	changes in our shareholder base;

•	the gain or loss of significant customers;

•	fluctuations in the timing or amount of customer orders;

•	variations in our operating results;

•	changes in our backlog levels;

•	acquisitions or strategic alliances by us or others in our industry;

•	results of integration of acquired assets and businesses;

•	announcements of new services or service enhancements, technological innovations, new pricing strategies, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel, such as the upcoming replacement of our Chief Executive Officer;

•	commencement of, or involvement in, litigation; and

•	market conditions in our industry, the industries of our customers and the economy as a whole and the political developments in the Middle East or other areas of the world.

The trading price and volume for our ordinary shares may also be influenced by the research and reports that industry or securities analysts publish about us or our business.  If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline.  Share price fluctuations may be amplified if the trading volume of our ordinary shares is low

In addition, in recent years, the global stock markets have experienced significant price and volume fluctuations.  In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many companies in our industry.  These broad market fluctuations could adversely affect the market price of our ordinary shares.

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

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 76% of our outstanding ordinary shares as of February 29, 2012.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications.  In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

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

Provisions of Israeli law, our Israeli Ministry of Communications license and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

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

Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest.  If a potential acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, shareholders could lose the opportunity to sell their shares at a favorable price.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our obligations to comply with the requirements of Section 404, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention from our operations, and we expect these efforts to require the continued commitment of resources.

Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2011, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one or more of our principal teleports or other teleports, and we may not be able to implement our business strategy and expand our operations as we currently plan.

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

In addition, the erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time.  The building permits for our Emek Ha'ela teleport site have no expiration date.  The building permit for our Re'em teleport site expired on October 20, 2009.  We applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011.  Following our appeal, the District Building and Zoning Appeals Committee agreed to extend the permits until April 1, 2012 subject to certain terms.  Any further extension will be subject to our filing a detailed building plan for an alternative teleport site in Galon, Israel. There can be no assurance that we will be able to renew this permit or any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.  In light of the Regional Building and Zoning Committee's decision to deny our request to extend our permit, we could be forced to shut down or relocate our antennas and other equipment currently located at one of our principal teleports.  Relocation of one of our principal teleports would require significant additional capital expenditures.  In addition, shutting down or relocation of one of our principal teleports could disrupt or diminish the quality of the services we provide to our customers.

In addition, on November 14, 2010, the Shikmim Regional Building and Zoning Committee filed an indictment against our company with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. The hearing regarding the indictment is scheduled for March 21, 2012.

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations may include, among other things, limitations on the identity of our shareholders, requiring that management and control of our company be located in and be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and the Minister of Communications.  In addition, the Israeli Prime Minister and the Minister of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, under the Israeli Wireless Telegraph Ordinance, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Minister of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves.  During such an emergency period, the Minister of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.  Additional emergency powers are accorded to the Minister of Communications under the Israeli Communications Law, whereby in a state of emergency the Minister of Communications may impose various instructions and limitations relating to the provision of our services, including mandating the provision of services to the Israeli security forces.

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

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications (the "Director General") for such transfer.

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

Our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

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

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  Most recently in 2011, RRsat successfully renewed three of its earth station licenses. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

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

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The use of the radio-frequency spectrum for the provision of satellite services is governed by rules set by the International Telecommunication Union (ITU), in particular the "Radio Regulations".  Developments or changes in ITU rules or policies may have an effect on government regulation, as well as on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

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

We are incorporated under the laws of the State of Israel, and substantially all of our directors and executive officers are not residents of the United States and most of our assets and their assets are located outside the United States.  Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States.  It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

o	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

o	the judgment may no longer be appealed;

o
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

o	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

o	the judgment was obtained by fraud;

o	there is a finding of lack of due process;

o	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

o	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

o	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We do not comply with applicable NASDAQ requirements regarding the director nominations process and regularly scheduled meetings of independent directors at which only independent directors are present, and instead, we follow Israeli law and practice.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not, nor are we required to, comply with certain NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

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

A.  History and development of the company

We were incorporated as a corporation in Israel in August 1981.  We are registered with the Israeli registrar of companies under registration number 51-089629-3.  Our legal and corporate name is RRsat Global Communications Network Ltd.

Our principal executive offices are located at RRsat Building, Hanegev Street, PO Box 1056, Airport City 70100, Israel, and our telephone number is +972-3-928-0808.  Our website address is www.rrsat.com.  Our website address is included in this Annual Report as an inactive textual reference only, and the information on, or accessible through, our website is not part of this Annual Report.

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

B.  Business overview

Overview

We provide global, comprehensive, content management and distribution services to the expanding television and radio broadcasting industries covering more than 150 countries.  Through our proprietary "RRsat Global Network," composed of satellite and terrestrial fiber transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure.  Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists.

Through our RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, we provide high-quality and flexible global distribution services 24 hours a day, 7 days a week (24/7) to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  We also offer occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use our advanced production and playout centers, which provide comprehensive media asset management services.

We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, KIDSCO TV, AON TV, BVN TV, RTG TV, Kurdsat, RTP, Thai Global Network, and CCTV, and occasional services and news and sports distribution services to channels such as Fox News, SKY News HD, Israeli Channels (Channel 10, Channel 2 and the various Sport5 Channels), Al Jazeera and Russia Today.  In 2011, we derived approximately 42.7% of our revenues from European customers (primarily Western Europeans) and approximately 28.1% of our revenues from North American customers.  For additional information regarding our principal markets, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview – Reporting Segments" and " – Geographic Revenue Breakdown."

As part of the acquisition of the Bezeq satellite business in 2008, we also acquired a business that provides mobile satellite services, or MSS, over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure. We currently provide MSS to more than 229 end customers, either directly or through 49 ISPs.

The global content management and distribution services market is growing.  Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience.  The broadcast of television channels continues to drive the satellite industry.

Euroconsult, renowned industry consultants, have estimated, in a report published in 2011, that the overall market value of video transmission services will grow from $15.8 billion in 2010 to $26.7 billion in 2020, a compound annual growth rate of 5%.  This figure includes revenues from TV channels and contribution services for both permanent and occasional use.  North America and Europe have remained the largest markets, but Euroconsult analysts believe that emerging regions like India, Russia and Brazil are expected to represent the most important growth engines in the next ten years.  Additional market drivers are the increased multiplication of channels to meet both niche and local needs and the migration to HD and 3D formats.  HD channels have presented a compound annual growth rate of 73% in the last five years, reflecting the broad acceptance of this format by the marketplace.   The fixed satellite sector grew 4.4% in terms of transponder demand with revenues reaching $10.8 billion in 2010, despite the challenging business environments of the last year, particularly in North America and Europe. Growth has been driven by the connectivity needs of digital TV which is generally considered to account for just over half of all commercial satellite capacity.  Euroconsult has stressed that the growth of the occasional use market, with the need to broadcast live programming and to cover both global and local events, is also driving demand.

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

Satellite transmission is currently the preferred method of point-to-multipoint global contribution and distribution, and teleports are the ground-based side of a satellite transmission network.  The unique geographical locations of two of our principal teleports, the Emek Ha'ela teleport and the Re'em teleport, provide us direct access (via a single connection) to satellites that can downlink from and transmit directly to Europe, Asia, Africa and Australia, combined with the direct satellite access to North America and South America from our Hawley Teleport in Pennsylvania, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from our principal teleports.    In addition to our principal teleports in Israel and the United States, we operate three auxiliary teleports elsewhere in Israel and one in Europe.

We also partner with other hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services.  Uplink services consist of the transmission of a broadcast from a teleport to a satellite; downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport; and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another.  We transmit to 42 satellites and have the ability to receive transmissions from 74 satellites that cover every significant population center.  Our RRsat Global Network delivers our customers' content to five different end markets: to cable, satellite and mobile operators, to Internet Protocol television (IPTV) operators, to cellular networks, to the direct-to-home satellite market and Over-the-Top of the Internet, which is the online delivery of audio and/or video without an Internet service provider being involved in the control or distribution of the content.  In order to offer a comprehensive solution, our global content distribution network integrates our teleports, our leased satellite transmission capacity, our points of presence (POPs), our leased and managed terrestrial fiber transmission capacity and the public Internet capacity.  We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, California and Georgia), the United Kingdom, Russia, Israel, France, Germany, Spain, Italy, Taiwan and Hungary.  We also procure public Internet capacity, which we use primarily for contribution of TV content, monitoring the quality of our transmissions worldwide, and as a distribution tool for some of our customers who transmit Internet TV broadcasts.

In addition to a comprehensive range of content distribution services, we provide comprehensive content management services for broadcast video and audio.  These services include production and playout services from the RRsat Playout Center, and satellite newsgathering services (SNG) from our fleet of ten vans that provide standard definition (SD) and high definition (HD) editing and production suites.  As part of our playout services we receive our customers' content in a variety of media and use our advanced Media Asset Management system to load the content onto high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video in Peta-byte digital libraries.  Our automated playout facility offers a variety of value-added services, such as the ability to compile a customer's discrete programming and advertising content into a complete broadcast channel.  We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets for localized and niche markets.  We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

We also offer our broadcasting customers various production services on a contractual basis.  We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back in either standard definition (SD) or high definition (HD) to the production company), in addition to complete electronic news gathering crews and full-service packages.  As a related service, we provide our customers the ability to use flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals from that remote location.  We also offer our customers live broadcast studios and editing facilities in Israel.

Our company offers mobile satellite services (MSS) over the Inmarsat satellite network.  The Inmarsat network is comprised of eleven satellites (generations two, three and four) that cover the entire globe, except for the Polar Regions.  These regions are divided to four regions named after the oceans they cover: Pacific Ocean Region, Indian Ocean Region, Atlantic Ocean Region – East and Atlantic Ocean Region – West.

Our Emek Ha'ela teleport, known to end-users of the Inmarsat system as "Station 711," is capable of providing services to terminals located within the Indian Ocean Region and the Atlantic Ocean Region – East.  Services to terminals located in other regions are provided seamlessly by our company to end customers through the use of third party contract service providers.

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

In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 630 television and radio channels currently.  In 2003, we opened our playout center and today we provide playout services to approximately 130 television channels.  In 2008, our license was expanded to include the right to transmit data signals and provide services over the Inmarsat network.

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below.  Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $112.9 million in 2011.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2011, we had contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012 and $54.5 million are related to services expected to be delivered in 2013.  Our contracted backlog increased from $114.0 million as of December 31, 2006, to $155.5 million as of December 31, 2007, and to $185.7 million as of December 31, 2008, decreased to $167.9 million as of December 31, 2009, increased to $187.9 million as of December 31, 2010, and increased to $193.7 million as of December 31, 2011.  The increases in 2010 and 2011 resulted from net increases in each applicable year in new long-term contracts signed in excess of customer contracts that were terminated.  The decrease in 2009 resulted from our decision to terminate customer contracts due to their failure to meet the payment terms of the agreements, primarily due to the unfavorable global economic conditions in 2008 and 2009.

This Item 4.B. includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.  These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information.  We have not independently verified this data nor sought the consent of any organization to refer to their reports in this Annual Report, and we do not make any representation as to the accuracy of these data.

Our Strengths

We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. We also believe that our Emek Ha'ela Station 711 is capable of providing reliable and advanced telephony, data and value-added services for all customers in need of MSS in remote locations. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•
Optimized Independent Global Network.  We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers.  The unique geographical location of our principal teleports in Israel allow us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from these teleports to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe.  This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively.  We procure our global network's transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer's needs.  Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences, terrestrial fiber capacity to other target audiences and Internet distribution to certain other target audiences. Our company has made substantial investments in state-of-the art technology in anticipation of the fourth generation of the Inmarsat services which will allow for higher bandwidth data transmissions and allow seamless transition from the current third generation services to the new fourth generation services. Our company has also entered into agreements with third party service providers in order to allow broader coverage and an array of value-added services.

•
Breadth of Value-Added Services.  We provide our customers with a complete package of content management services in addition to content distribution services.  These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer.  Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services.  We utilize state-of-the-art equipment in our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers' specific needs.  For example, we can transmit customized versions of the same channel in either standard definition (SD) or high definition (HD) to different regions of the world, based upon the preferred viewing hours in the various target markets.  Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience.  This provides our customers with the ability to increase their profits by generating advertising revenues in multiple target markets during the same time slot.  Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers' requirements and to support new technologies, such as Internet Protocol television (IPTV) transmissions and video on demand (VOD).

•
Significant Barriers to Entry.  We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources.  To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers.  In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements.  For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of electrical power efficiency and lower costs per customer.  In addition, we have established a global network infrastructure that includes fiber connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our teleports in Re'em and Emek Ha'ela.  We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2011 we had a contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012, and $54.5 million are related to services expected to be delivered in 2013.  We also benefit from our existing customers' dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs to our customers should they switch to other service providers.  Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

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

•
Mobile Satellite Services (MSS) Offerings.  We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, as well as value-added services, such as email, fleet tracking and electronic billing.  Our company has invested in state-of-the-art technology which is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems.  Our MSS technology enables us to reduce the costs of infrastructure and to service a larger number of customers using a reduced work force.  We have built a new concept in the field of MSS, in which our customers receive an end-to-end telecommunications solution, which eliminates the need for them to purchase special software to handle their communications needs at remote locations.  Our solution allows our customer to use their existing office software (such as email) at sea or in the field, as if they were in their offices.

•
Experienced, Entrepreneurial Management Team.  We believe that, in the years since our creation, our senior officers have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  We further believe that our management team has capitalized on its experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model and to consistently deliver profitability and strong growth in revenues.

Our Strategy

Our objective is to utilize our core competencies to expand, enhance and provide innovative content management, and distribution services.  We aim to make our RRsat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries, and our Emek Ha'ela Station 711 to be a leading provider of MSS. Our strategy to attain these goals includes the following principal components:

•
Focus on broadcasters that seek global content management and distribution services.  We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally.  These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts.  Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution.  We have grown from distributing 8 channels in 2000 to distributing more than 630 television and radio channels currently.

•
Expand our footprint within the largest broadcasters. As the RRsat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also seek to provide a broader range of services to the largest global broadcasters to whom we already provide certain services.  We believe the largest broadcasters are broadcasting a significant portion of the television channels around the globe, are expanding their distribution of television content to the global market, and are creating additional local versions of their content for the different local television viewers.  We intend to continue to expand the services we provide to the largest broadcasters as they look for complex global distribution and content management solutions to support the large number of television channels they produce and broadcast.

•
Establish a local presence in key markets.  We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as our 2008 acquisition of the Hawley Teleport in Pennsylvania.  We believe that the acquisition of the Hawley Teleport is a significant first step in our strategic plan to build a strong local presence in the North American region, and further expand the footprint of our RRsat Global Network.  We expect to continue to expand in the United States and subsequently in Europe and Asia, although the availability of specific opportunities may alter this sequence.  According to Euroconsult, the North American and European markets are expected to continue to be the most significant broadcast market in the near term and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for emerging countries like India, Russia and Brazil, which we believe do not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Europe and Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures.  We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, further meet the broadcasters growing requirements for cost-effective end-to-end digital media management, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

•
Provide an expanded range of innovative, value-added services.  Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management distribution and mobile satellite services (MSS) needs.  We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and content management for them.  We intend to broaden our service offerings and introduce new and innovative value-added services.  We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

•
Expand and adapt our service offerings to new technologies and services.  The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the increased penetration of high definition television (HDTV) broadcasts and emerging 3DTV, digital video broadcasting over fiber transmission, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet Protocol television (IPTV).  We are currently focusing on supporting video on demand (VOD), HDTV broadcasts, 3DTV broadcasts, MPEG-4 and Windows Media 9 broadcasting.  We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies.  This will allow us to continue to provide comprehensive services to our customers, and in some cases we may be able to reduce our capacity cost per channel.  We intend to develop our mobile satellite services (MSS) business by expanding our relationships with other providers in the supply chain of those services, and invest in appropriate infrastructure to expand the services we can offer our MSS customers.

•
Expand strategic relationships with satellite fleet operators and other telecommunications service providers.  We work closely with large satellite fleet operators and telecommunications service providers and intend to explore further avenues of cooperation.  We have entered into strategic agreements with British Telecom (BT), Intelsat, Thaicom (formerly Shin Satellite) and APT (formerly Loral Skynet and Telesat Canada) for the joint marketing of their capacity and our value-added services.  We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we would provide value-added services while they would provide transmission capacity.  For example, in 2007 we entered into a cooperation agreement with Loral Skynet (which was subsequently assigned by Loral to Telesat Canada and to APT), which was amended in 2010, for the joint marketing of a platform designed to offer TV and radio channels efficient and reliable means for reaching cable and satellite head-ends throughout Asia and Africa.  In 2010, we entered into an agreement with British Telecom under which RRsat will gain access to BT's media switch in London, which will enable RRsat to link into BT's Global Media Network, its satellite services, and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage. BT's media customers will in turn benefit from the ability to link into the RRsat Global Network for global distribution.

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

Broadcasting Industry Dynamics

There are a number of continuing market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

•
Globalization of content. Technological developments, particularly the massive deployment of satellite dishes and the transition from analog to digital cable, have prompted a rapid acceleration in the introduction of new broadcasters and have increasingly led broadcasters to target a more global audience.  Content providers are increasingly offering their programming on a global scale, which requires complex distribution infrastructures.  Broadcasters who seek to appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience on a worldwide basis.  These content providers rely upon networks with the ability to distribute across six continents in order to achieve global scale.

•
Expanding channel lineups.  In the last decade, numerous new content providers have begun broadcasting.  Competition between networks for audience and revenues and competition between service providers for customers, as well as satellite providers' offering local channels and localized content, are all catalysts for a larger number of channels becoming available on a local, national and worldwide basis.  According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to approximately 27,000 in 2010, including approximately 20,000 television channels that are considered unique. This represents a 13% compounded annual growth rate of satellite TV channels between 2005 and 2010.  Euroconsult forecasts more than 37,000 TV channels will broadcast by satellite by 2020 over 4,000 transponders.  There are also special interest broadcasters, such as the BabyTV Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. Additional growth comes from special interest ethnic channels.  The world's population is becoming increasingly mobile and increasingly connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of ethnic satellite television channels. These new channels will lead to a greater volume of content being distributed over satellite and terrestrial fiber networks globally.

•
New broadcasting technology.  Increased HDTV adoption, which according to Euroconsult represented a 73% compounded annual growth over the last five years, and newly emerging 3DTV technologies and digital simulcast are expected to lead to even greater increases in the number of channels available.  At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as our company.  The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber networks.

•
Emergence of television alternatives.  Alternative content distribution mechanisms are causing content providers to rethink their means of reaching their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with external or built-in set-top boxes.  According to Point Topic, a leading websource on broadband statistics and analysis, as of June 2011 the total number of IPTV subscribers worldwide was approximately 51.2 million, representing 22% growth over the previous year.  Point Topic estimates that the number of IPTV subscribers in the European Union alone will reach 60 million by 2020 although it acknowledges that the entrance of Google and Apple in particular into the Internet TV market could dramatically effect this market.  New service providers offering video over the public Internet open the door for new content providers to enter the industry using the rapid and reliable transmission of vast amounts of information over the Internet, which will still require a network such as the RRsat Global Network, which integrates satellite-based and terrestrial fiber capacity to deliver content to such service providers. According to ReelSEO, The Online Business Guide, in 2010, there were over 170 million unique viewers of Internet TV and over 5 billion viewing sessions in the U.S. alone.  Netflix viewers alone streamed over 2 billion hours of content in the fourth quarter of 2011.  During 2010 we began delivering content to Mobile TV operators, which provide television content over cellular networks, and during 2011 we began delivering data services to large organizations. According to a 2011 report by MarketResearch.com, the number of mobile TV subscribers worldwide is estimated to grow at a compounded annual growth rate of approximately 43% between 2011 and 2014 and reach approximately 792.5 million by the end of 2014.

These developments have been accompanied in the past by strong economic growth and deregulation in many regions, which stimulated demand from newly-authorized broadcasters, communication operators and direct-to-home service providers.  However, in light of the unfavorable current economic conditions in Europe, the United States and Asia, it is unclear whether such demand will continue.  If the European, United States or Asian economies weaken further or do not improve, demand may be reduced significantly.

Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber networks for a variety of communications and entertainment applications.

Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs.  A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, known as "point-to-multipoint" or "footprint" coverage.  Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations.  These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations.  Recent technological innovations, such as HDTV and 3DTV programming, as well as transition to Mpeg-4, require far more satellite capacity to transmit content than standard definition (SDTV) programming, and are expected to grow rapidly as programmers seek to increase their revenues from audiences where these new formats can enhance the content.

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

Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, from systems integration to network management.  According to a report published by the World Teleport Association in June 2010, the global teleport sector has seen commercial revenue growth of 50% (which represents a 7% compound annual growth rate) since 2004.  Between 2007 and 2010 alone, total revenues of commercial teleports grew by 28% from $15 billion to $19 billion. Teleports continue to grow in importance as a market channel for the world's satellite operators even as they have become increasingly diverse in their use of transmission technology, and mixing satellite with fiber and increasingly with wireless for last-mile services.

The video transmission market is highly fragmented with in-house broadcasters, telecommunication companies, satellite fleet operators, and independent teleport operators (some of whom have become specialized service providers).  The current teleport sector consists of four primary types of service providers, all with different strategies:

•
In-house broadcasters – broadcasters that have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for the local markets of the broadcasters, and the customer's primary focus is producing rather than distributing or managing the content, these operations have limited capabilities.  We believe that dedicated in-house operations represent an expensive solution that is not cost effective, not easily scalable and that is limited in the ability to deliver complex distribution and content management solutions. Euroconsult has reported that due to the growing demand for end-to-end solutions and the increased system complexity, it is may become more commonplace for in-house broadcasting units and smaller providers to increase their outsourcing to specialized providers.  It is Euroconsult's belief that the continuing negative economic climate could exacerbate this trend in order to optimize broadcasters' costs and investments.

•
Telcos – telecommunications companies, some with business units focused on satellite services.  Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to and limited by their own terrestrial network.  Due to a lack of focus on the satellite and broadcasting sectors, these companies have had difficulty reacting to the dynamic needs of the industry, although some have carved out specialized business units to focus on satellite services.

•
Satellite fleet operators (hybrids) – satellite carriers that had typically offered only transmission services, but that have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a hybrid global network.  These carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral, focus on providing transmission capacity and generally cannot offer content management services, and are reticent to compete with their customers who provide value-added services.

•
Independents – traditional teleport operators founded by entrepreneurs to exploit the liberalization of satellite services in major markets.  Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks.  Many of them are relatively small, resulting in less than global reach, an inability to scale to meet customer needs, only limited cost savings for their customers, and a lack of adequate resources to invest in supporting emerging technologies.

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

RRsat's teleports are connected and managed from our central Network Operations Center in Emek Ha'ela via a dynamic and robust fiber network that provides high quality point-to-multipoint connectivity for delivery of media content.  Our principal teleports are in Israel and the Hawley Teleport in Pennsylvania.  We also maintain over 20 partner teleports in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands, providing selective uplink and downlink capabilities in those regions.    Because of Israel's unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa.  By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia.  Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one satellite space segment.

In addition, we do not own or operate a fleet of satellites or fiber network, which greatly reduces our capital expenditures.  We lease capacity from owners of satellite fleets and fiber network providers, either on terms that obligate us to pay only for capacity that we actually use or by making a commitment and reserving blocks of capacity.  This results in an efficient expense model that limits our fixed costs.  We attempt to match our lease obligations with customer commitments.  At the same time, we have the ability to increase our capacity as required to meet customer needs.  Because of our global reach and flexibility, we believe we offer an attractive rollout strategy that provides comprehensive services to broadcasters who initially wish to broadcast to one region but anticipate possible expansion into other regions.

We make use of our state-of-the-art satellite transmission infrastructure and expertise in this field to offer mobile satellite services, or MSS.  These services serve as an addition to our content management and distribution services and enable us to provide additional services based on our satellite transmission capabilities.

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 42 satellites and have the ability to receive transmissions from 74 satellites, which allow our customers' content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility, to a mobile operator, to an Internet Protocol television (IPTV) operator headend, to direct-to-home consumers or directly over the Internet.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport.  We operate an array of more than 160 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, monitoring for special events.  We have the ability to receive downlinks from a total of 74 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat Canada, APT,  ISRO, RSCC, Hellas Sat, Satmex, HispaSat, PakSat, Nilesat, MEASAT and Gazprom.

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

We provide continuous year-round global distribution to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide utilizing satellites or terrestrial fiber networks.  In addition, we provide advanced production and playout services to more than 130 television and radio channels.  Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents.  The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

Our teleports have more than 160 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems facility security, and automatic fire detection and extinguishing systems.

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

In addition to offering services that are based on satellite transmission, we offer our customers services involving terrestrial fiber connectivity to and from a variety of international and domestic news services studios in Israel.  Our fiber network extends to four continents, which allows our customers to choose a transmission medium or combination of media that best serves their individual needs in the most cost-effective manner. In addition, we offer our customers the ability to stream their channels using secure MPEG over Internet Protocol (MPEGoIP) standard, which provides a low latency over standard IP connections, and maintains high content resolution.  This solution may be used either as backup for automatic redundancy for the customer's direct fiber connection, or as a primary contribution solution to our facilities for further distribution.  We provide DVB-S and DVB-S2 (the first and second generation European standards for digital video broadcasting – satellite) transmission capabilities in both standard definition (SD) and high definition (HD) formats, enabling us to reach cable, satellite (DBS), Internet Protocol television (IPTV) and Mobile TV operators, as well as millions of direct-to-home (DTH) viewers.

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

Network Operations Center

In 2010, we implemented a new, advanced and automated system to monitor all traffic delivered through our RRsat Global Network.  The system automatically detects failures or degradation in the service, even before such failure is noticeable by the viewers of the channel.  The system automatically alerts the services technicians and representatives of the failure and provides reports of the failure and the actions taken to correct and prevent future failures.

Hosting and TT&C Services

We provide hosting and telemetry, tracking and control services (TT&C) services to customers who wish to place and manage equipment, such as satellite dish antennas, communications equipment, servers and computers, which are operated remotely by such customers.  Our facilities provide all the required facilities, such as electricity and environmental conditions.  Our on-site technicians provide first level maintenance services and assist the customer in troubleshooting malfunctions in the customer's equipment.

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

Electronic News Gathering Crews and Full-Service Packages.  For the customers who use our satellite newsgathering systems (SNG) and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering – cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer.  Customers who use our external SNG only need to provide their own reporters.  These production services supplement our customers' on-the-ground broadcasting capabilities.

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

Standard Conversion.  We provide our customers with fully-managed, multi-channel devices for tape playout, compatible with all analog broadcast formats (National Television System Committee (NTSC), Phrase Alternating Live (PAL) and Sequential Color with Memory (SECAM)).  Our services include conversion from one format to another, depending on the target markets to which our customers wish to broadcast.

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

Data Delivery.  We provide large-scale permanent end-to-end data capture and uplink services over our RRsat Global Network's satellite and terrestrial fiber services in real time.  Occasional use data delivery is also available through our satellite or fiber network.  The 24-hour RRsat booking center enables our customers to book data delivery instantly, at any time.

Mobile Satellite Services Business:

We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, including value-added services, such as email, fleet tracking and electronic billing.  "711" is our brand name for the MSS segment.

Our company has invested in state-of-the-art technology that is capable of providing a wide array of MSS utilizing the same infrastructure and using automated management systems, which reduces costs of infrastructure and enables us to service a larger number of customers using a reduced work force.

We have built a new concept in the field of MSS, in which our customers receive an end-to-end telecommunications solution that eliminates the need to use specifically designated software to handle their communications needs.  We believe this reduces costs for the customers.  Our solution, allows our customers to use their existing office software (such as email) at sea or in the field, all as if they were in their office.

This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

Following is a list of the main services our MSS business currently provides:

Inmarsat-B.  The first digital services offered by Inmarsat.  The high speed data (HSD) connection is full-duplex and ideal for a wide range of applications, including compressed real-time video, store-and-forward high resolution video, broadcast quality audio, multiplex voice channels, and wide area network (WAN) bridging.  Inmarsat-B Duplex High Speed Data (DHSD) (56/64 kbps) is ideal for high volume data communication users such as journalists, humanitarian organizations, and others who need to transmit large amounts of data. Inmarsat-B services were approved by the International Maritime Organization (IMO) for its Global Safety and Distress System (GMDSS).

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

Inmarsat Mini-M.  711's Inmarsat Mini-M service provides voice, fax, and data transmissions using a portable note-book sized terminal weighing less than 6 lbs (2.6 kg).  Mini-M allows users to go beyond cellular, GSM and other wireless boundaries with seamless digital service and global coverage.  The service enables voice (4.8 kbps), fax (2.4 kbps Group 3) and Hayes compatible data (2.4 kbps).  Applications include email and optional secure voice communications.  The Mini-M service is ideal for both mobile land-based applications and for use at sea.

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

FleetBroadband.  Inmarsat's FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, through a compact antenna on a global basis.  Through this maritime solution, customers can access emails, the Internet or Intranet, via a secure VPN connection, at speeds of up to 432 kbps over a shared channel or stream IP on demand at rates of up to 256 kbps.  Customers can also make phone calls at the same time while accessing their data applications, as well as send text messages using the terminals.  Currently, there are three terminal models that support this type of service – FBB150, FBB250 and FBB500, which differ in antenna size and amount of bandwidth.

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

MSS Value-Added Services:

VoIP Shore to Ship.  Our company provides a unique voice over Internet Protocol (VoIP) solution that allows our customers to make low cost telephone calls from their home, office or mobile phone to their vessels.  Our solution is based on state-of-the-art VoIP technology, and offers the flexibility of customization to suit each customer's individual needs.

Email.   Our company provides advanced email services over the Inmarsat network that include personal/corporate sophisticated email software, enabling high rate compression, filters by message size or sender address, downloading from braking point and email to SMS and email to Fax and vice-versa.

smart@sea™. smart@sea™ is a service based on a server developed by RRsat's engineers which connects to the customer's vessel's local area network (LAN), the crew's PCs and a fleet broadband satellite terminal and modem.  This setup eliminates the need for customized, PC-based client installations and allows the customer to optimize the utilization of the satellite link.  Services based on the smart@sea™ server allow for the acceleration, compression, caching and archival of the Internet, voice and data traffic of the maritime consumer.

Crew Port.  Crew Port is an Internet Protocol PBX (private branch extension) telephone adjusted to the maritime market, which enables internal calls onboard vessels, incoming and outgoing calls, an integrated onboard pre-paid system for crew calling and advance sets of reports to control costs.

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

VSAT networks may also be used by maritime customers, either as a stand-alone service or a complimentary service for our mobile satellite services (MSS) services, and allows broadband data communications between vessels and between the vessels and the shipping company's headquarters.

Network

Our RRsat Global Network is composed of various leased satellite platforms, terrestrial fiber capacity and the use of the public Internet.  Our teleports and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 42 satellites and downlink services from 74 satellites.  Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

The following table lists the satellites on which we lease capacity by their primary regional coverage:

RRsat Global Network- – Satellite Component

Europe	North America	Asia	Middle East and Africa	South America	Australia
Amos 2
Amos 3
Eutelsat 12 West A
Eutelsat 7a
Eutelsat 9a
Eutelsat 10a
Eutelsat 21a
Eutelsat 36b
Eutelsat Hotbird 13a
Eutelsat Hotbird 13b
Eutelsat Hotbird 13c
Eutelsat 16c
Express Am22
Express  Am44
Hellas Sat 2
Hispasat 1e
Telsar 12

	Amazonas 2 Galaxy 19 Galaxy 23 Hispasat 1e Intelsat 805 Nss 7 Telstar 12	Abs 1 Apstar 2r Asiasat 3s – 5 Intelsat 8 Intelsat 10 Intelsat 902 Measat 3a Thaicom 5 Yamal 201
Amos 2
Amos 3
Amos 5
Apstar 2r
Badr 4
Eutelsat 7 West A
Eutelsat 25a
Express Am44
Eutelsat Hotbird 13a
Eutelsat Hotbird 13b
Eutelsat Hotbird 13c
Intelsat 7
Intelsat 10
Intelsat 10-02
Measat 3a
Nss 7
Telstar 11n
Telstar 12
Thaicom 5
				Hispasat 1e Intelsat 9 / 805 Nss 806 Telstar 12	Asiasat 4 Intelsat 10 Measat 3a Optus D2 Thaicom 5

A significant portion of the satellite capacity we use (approximately 58.6% as of December 31, 2011) is leased through long-term lease agreements with seven satellite operators, which provide coverage primarily for Europe and North America.

The RRsat Global Network includes an integrated fiber network with over 15 points of presence (POPs) interconnected with the world's major telecommunications providers such as AT&T, Verizon, Level 3 Communications, TeliaSonera, Deutsche Telecom, COLT, GTT, PCCW and Singtel and telecommunication company networks such as BT, Genesis, Vyvax (Level 3) and Intelsat Network.  We connect six continents and provide our customers with a total 24/7 managed service for end-to-end connectivity. Our occasional services unit also provides ad hoc service on the fiber as well as the satellite network. This allows us to source content globally and cost-effectively.

In addition, using the RRsat Global Network, RRsat delivers approximately 121 TV channels directly over redundant, dual and diverse, fiber to satellite operators such as EchoStar and cable networks such as Comcast and HOT Israel.  These fiber links are managed by the RRsat Global Network management system.

Our network is an all Internet Protocol (IP) network, regardless of whether we are transmitting via satellite or over terrestrial fiber networks or the Internet.  Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization (ISO).

Our network services costs amounted to $50.5 million in 2009, $58.0 million in 2010 and $59.8 million in 2011.  As of December 31, 2011, our contractual commitments for the next five years under our operating network leases amounted to $127.6 million.

Customers

Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters.  In 2011, we had more than 489 continuous and occasional customers for distribution and content management services and more than 229 customers for MSS.  Our top ten customers represented 27.7%, 23.0% and 22.4% of our revenues in 2009, 2010 and 2011, respectively, and no single customer accounted for more than 4.3%, 5.0% and 4.0% of our revenues during each of these periods, respectively.  For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services
Commercial Channels	Governmental Channels	Religious Channels	and News and Sports Channels
Baby First TV Baby TV Fashion TV KIDSCO TV MGM Music One TV Nat Geo Music Channel iConcerts PRO TV RTG TV	BVN TV (The Netherlands) CCTV (China) Channel One Russia Kurdsat MRTV (Myanmar) RTP (Portugal) Thai Global Network Sverige TV (Sweden) VTV-4 (Vietnam) Voice of America	3 Angels Broadcasting CGN SonLife TV (Jimmy Swaggart Ministries) Daystar AON Apostolic Oneness Network TV Verdea GOD TV TBN TV The Word Network	Al Jazeera Channel All Sports Network (ASN) Fox News Israel's Channel 10 news Israel's Channel 2 news Israel's Sport5 Channels Charlton / sport1 Russia Today Keshet

Contracted Backlog and Agreements

Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional one to five years.  As of December 31, 2011, we had contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012, and $54.5 million are related to services expected to be delivered in 2013.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  For additional information regarding our contracted backlog, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview."

As of December 31, 2011 we had 383 major service contracts with 199 customers, of which 130 are due for renewal in the next 12 months. The pricing is typically project-based. Most of our contracts with customers are denominated in U.S. dollars, Euros or New Israeli Shekel (NIS), with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity.  Approximately 89% of our agreements for content management and distribution services follow a "take or pay" format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration or does not use the services provided for in the contract. Agreements for MSS are based on payment per use and do not have a minimum commitment

Sales and Marketing

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

We market and sell our mobile satellite services (MSS) either directly to end customers, such as shipping companies and government agencies, or to resellers who in turn resell our services to their end customers (Inmarsat Service Providers, or ISPs).  We strive to offer competitive pricing and innovative value-added services to attract new customers.

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

For example, we have entered into strategic arrangements with Intelsat, Thaicom (formerly Shin Satellite), APT and British Telecom:

•
Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Insat-2E (Intelsat APR-1) satellite.  This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite.  We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat.  The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services.  This agreement expired in June 2011 and we are now negotiating a new agreement with Intelsat for other platforms.

•
Thaicom (Cooperation) – We have launched a distribution platform using the Thaicom 5 satellite which provides coverage of Asia.  Pursuant to the agreement, which extends until August 2013, we agreed to make certain payments to Thaicom for the leased capacity and Thaicom agreed to pay us to the extent it sells any of our services.  The agreement contains minimum commitments regarding capacity lease that we agreed to maintain during the term of the agreement.

•
APT Satellite Holdings (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite, which was renamed Apstar-2R.  This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite.  We agreed with APT to jointly market content management and distribution services in conjunction with the satellite capacity we lease from APT.  The agreement provides that we make certain payments to APT for the leased capacity and APT pays us to the extent it sells any of our services.  This agreement extends through December 2012 and provides for automatic renewal periods of one year each, unless terminated by either party.  However, if we achieve a certain threshold of capacity utilization, we have an option to renew the agreement through June 2015.

•
British Telecom (BT) (Teaming) – We have signed a strategic alliance with British Telecom's Media and Broadcast Division.  The alliance will combine our companies' capabilities in content management and global distribution services with BT's Global Media Network and existing satellite portfolio. RRsat will gain access to BT's media switch in London which will allow RRsat to link into BT's Global Media Network and satellite services and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage.  BT's media customers will be able to link into the RRsat Global Network allowing for global distribution.  This agreement extends through July 2020.

We also market our services by means of our corporate website, advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

We are active in industry organizations and we are members of the World Teleport Association, the Cable and Satellite Broadcasting Association of Asia (CASBAA), the Institute of Electrical and Electronics Engineers (IEEE), the Association of International Broadcasters, the Society of Satellite Professionals International and the National Telecommunications Cooperative Association.  One of our senior employees also sits on the Board of Directors of the World Teleport Association.

Competition

Content Distribution and Management Services

We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks.  This content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators.  Each of these service providers allows for the distribution of content and some also provide certain content management services.  We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business.  As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitors are GlobeCast, which is a subsidiary of France Telecom, Encompass Digital Media, which is owned Crawford Communications, and Arqiva Limited, a company held in part by Macquarie UK Broadcast Holdings Ltd.

Most of our customers are broadcasters.  A number of broadcasters, such as CNN, HBO and Discovery, have internal content management and distribution capabilities, but may seek our services for complex distribution services or for occasional services.  However, we believe that most broadcasters who do not currently possess these capabilities will not establish their own content management and distribution systems since dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

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

Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network.  Since we offer our customers a global network, then to the extent they expect their activities to include value-added services, these ventures pose direct competition to our business.  Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value-added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral.  The satellite carriers that offer some value-added services with which we compete include Intelsat, Eutelsat and SES World Skies.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.  The largest of these fleet operators are Eutelsat, Intelsat and the SES Group.

In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets.  These operators include companies such as Encompass Digital Media, which is owned by Crawford Communications, and Ascent Media's content distribution business, Arqiva and Teleport Internacional Buenos Aires.  The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent teleport operator, mainly due to their global network and ability to innovate and react to the changing needs of customers.  In addition, we face competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are GlobeCast, Eurocom (an Israeli telecommunications group that also has partial ownership in the satellite operator Spacecom) and Barak Netvision 013 (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRsat Global Network.  In addition, with the exception of GlobeCast and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

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

In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another.  In these situations, in addition to the quality factor, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price.  Such competitive factors include a satellite's technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, popularity of the satellite amongst cable headend (master facilities) or direct consumer users, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite.  In addition, purchase decisions may be based upon the satellite operator's country of origin and ownership.  The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits.  Because customer contracts are generally for terms of three to five years, there is limited movement of existing customers from one service provider to another.

Global mobile satellite services (MSS)

The global MSS industry is highly competitive.  We face competition from other Land Earth Station Operators (LESOs) and Inmarsat Distribution Partners (DPs), and from Inmarsat itself, as well as from distributors of a number of competing communications networks and technologies.  We expect to continue to face significant competition in the future.

The major LESOs and DPs in the Inmarsat services market, which together hold the majority of the market share for these services, are Vizada Satellite Communications, which was formed by the merger of Telenor Satellite Services and France Telecom Mobile Satellite Communications, and Stratos Global Corporation, formerly an independent Inmarsat services provider which was purchased by Inmarsat in 2009 and became a wholly owned operating division of Inmarsat, as described below.  Other second tier LESOs and DPs include Singtel, MVS, OTE, Telecom Italia, KDDI and KT.

In April 2009, Inmarsat purchased its largest distribution partner, Stratos Global Corporation, which became a wholly owned operating division of Inmarsat. This transaction was followed by the purchase in January 2010 of Segovia Inc., a provider of secure IP-based managed solutions to the U.S. government, and the purchase in April 2011 of Ship Equip International A.S., a leading VSAT provider.

In January 2012, Inmarsat announced that it is reorganizing its structure to provide both direct and indirect distribution of its services under the Inmarsat brand name, which will be supported by a new group that will provide cross-business unit services.

Although Inmarsat has noted that despite the reorganization it does not intend to change its policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RRsat, and the restructure is expected to provide further support to independent channel partners through greater coordination between Inmarsat and its channel partners.  These acquisitions and reorganization, however, may have an adverse affect on our ability to compete in the Inmarsat services market as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

We also face competition from competing networks and technologies, especially Iridium and maritime VSAT.

Iridium provides data and voice services at rates of up to 64 kbps using compression software.  The terminals used to access Iridium services are generally handheld devices that are smaller and less expensive than the terminals used to access Inmarsat's traditional services.  In addition, Iridium's end-user call charges are competitive with, and in some cases cheaper than, the rates offered by us.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of uplink, downlink and turnaround services is scheduled to expire in July 2013. This license sets the type of customers and the conditions under which we are authorized to provide uplink, downlink, turnaround and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 2015.  The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance.  This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel and is scheduled to expire in December 2013.

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

In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares (or other "traded means of control," that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Director General of the Ministry of Communications (the "Director General") for such transfer.

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

In addition, our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

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

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of radio frequencies required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the downlink of imagery data in Israel, is a vital service.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and Minister of Communications. In addition, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, under the Israeli Wireless Telegraph Ordinance, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Minister of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves.  During such an emergency period, the Minister of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument.  Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business. Additional emergency powers are accorded to the Minister of Communications under the Israeli Communications Law, whereby in a state of emergency the Minister of Communications may impose various instructions and limitations relating to the provision of our services, including mandating the provision of services to the Israeli security forces.

In connection with our 2008 acquisition of Bezeq's satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

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

We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment in our teleport in Re'em, effective through September 2012. The permit for our Emek Ha'ela teleport was assigned to us by Bezeq following our acquisition of the teleport and is effective through April 2013. We are in the process of registering the Emek Ha'ela permit in our name.  We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

The Non-Ionizing Radiation Law (5766-2006) defines the various powers of the Ministry of the Environmental Protection as they relate, among other things, to the grant of permits for antenna sites, and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures.  Pursuant to this law, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites requires a building permit for such site(s).  In addition, pursuant to the Non-Ionizing Radiation Regulations (5769-2009), which went into effect on January 24, 2009, a permit holder is required to perform radiation measurements at the end of each permit year, as well as at such times as shall be prescribed by the Ministry of the Environmental Protection, and report the results to the Ministry of the Environmental Protection.  Operation of an antenna site without a permit from the Ministry of Environmental Protection may result in criminal and civil liability to us or to our officers and directors.

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

The erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time.  The building permit for our Re'em teleport site expired on October 20, 2009.  We applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011.  Following our appeal, the District Building and Zoning Appeals Committee agreed to extend the permits until April 1, 2012 subject to certain terms.  Any further extension will be subject to our filing a detailed building plan for an alternative teleport site in Galon, Israel. The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that we will be able to renew this permit or any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.  In light of the Regional Building and Zoning Committee's decision to deny our request to extend our Re'em permit without imposing significant obligations on us, we could be forced to shut down or relocate our antennas and other equipment currently located at Re'em.  Any potential relocation of Re'em or any of our other principal teleports would require significant additional capital expenditures.  In addition, shutting down or relocation of one of our principal teleports could disrupt or diminish the quality of the services we provide to our customers during the relocation process and perhaps indefinitely.

In addition, on November 14, 2010, the Shikmim Regional Building and Zoning Committee filed an indictment against our company with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. The hearing regarding the indictment is scheduled for March 21, 2012.

The building permits for our Emek Ha'ela teleport site have no expiration date.  There can be no assurance that we will be able to renew any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.

We lease approximately 56,000 additional square feet pursuant to a lease that was entered into in June 2004 and which expires in June 2013, following our exercise of an extension option.  We currently do not have satellite dishes on this site.  If we decide to use this site in the future for our satellite dish antennas or other services, we will be required to obtain certain permits and licenses from local and regional zoning authorities.

Other Licenses and Permits

The use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained.

The employment of employees that are required to work on Saturdays and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we have not yet obtained.

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

In the event that we seek to own and operate teleports in countries other than Israel, we may be required by those countries to obtain applicable licenses, approvals, or operational authority to own and operate earth stations and other teleport facilities.

In the United States, the Federal Communications Commission, or FCC, regulates satellite and other radiocommunication services.  Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act.  We could seek to obtain such a license on either a common carrier or private carrier basis.  On May 1, 2008 after receiving the approval of the FCC, we acquired various wireless and earth station licenses (the "FCC Licenses") associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by U.S. federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  Most recently in 2011, RRsat successfully renewed three of its earth station licenses. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

Under the rules of the FCC, telecommunications providers are required to pay various fees and contributions to the federal Universal Service Fund ("USF"), which helps ensure that affordable telecommunications services are accessible throughout the United States.  Many of these fees, including USF contributions, are based upon interstate and international end-user revenues.  We believe that we previously were exempt from many of these fees due in part because our services, provided on a non-common carrier basis in the United States, were primarily international in nature, thus we had very little domestic interstate revenues.  Our domestic business and associated revenues grew in 2010, however, which required us to start paying such fees and surcharges.  Since our U.S. operations are conducted by our Delaware subsidiary, these fees will be assessed only on our subsidiary's telecommunications revenues.  The fees imposed by the FCC are subject to change periodically by the FCC, and the manner in which telecommunications providers can recoup these fees from customers is subject to various restrictions.  To the extent we begin providing service on a common carriage basis, additional assessments for certain regulatory support mechanisms may apply, including mechanisms that help sustain number portability administration, telephone numbering administration and telecommunications relay service for the hearing impaired.  In addition, the FCC contribution methodology is subject to an on-going rulemaking proceeding in which the FCC is considering changes to how USF contributions are assessed on service providers.  It is not possible to predict when the FCC will act on those proposals, and if so, how or whether the FCC's decision will affect our USF contribution amounts.

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

Additionally, entities offering telecommunications services in the United States on a common carrier basis (whether by satellite or terrestrial facilities) must comply with various regulatory requirements pursuant to Title II of the Communications Act, including obtaining operating authority from the FCC under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over any lines of communication.  The FCC simplified the Section 214 authorization process by automatically granting "blanket authority" that permits common carriers providing interstate services to construct or operate domestic transmission lines without applying for domestic Section 214 authorization.  This blanket authority, however, does not extend to common carriers providing international services (on a facilities or resold basis) and any such carriers must apply for and obtain Section 214 authority prior to providing international services.  In addition, FCC approval under Section 214 of the Communications Act must be obtained before a domestic or international common carrier or its licenses or assets can be acquired by a third party.  We believe that we are currently operating as a private carrier in the U.S., and therefore are not subject to Title II of the Communications Act and do not require Section 214 authorization from the FCC.  If in the future we choose to operate the Hawley Teleport as a common carrier or to acquire another teleport in the United States and operate it as a common carrier rather than a private carrier, however, we will need to obtain an international Section 214 authorization in addition to the Title III wireless license(s) described above.  We currently are not providing mobile satellite services (MSS) in the United States, but to the extent we do so in the future, and those services are provided on a common carrier basis, we would be required to comply with the FCC's Title II requirements with regard to those services.

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

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The use of the radio-frequency spectrum for the provision of satellite services is governed by rules set by the International Telecommunication Union (ITU), in particular the ITU Radio Regulations.  Developments or changes in ITU rules or policies may have an effect on government regulation, as well as on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

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

D.  Property, plants and equipment

We lease approximately 57,900 square feet at our main teleport in Re'em, Israel.  We occupy approximately 47,400 square feet of this facility pursuant to a lease that was entered into in November 2001 and expires in December 2016 and we have an option to extend this lease for an additional term of five years thereafter. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans.  We occupy approximately 10,500 square feet adjacent to our Re'em teleport pursuant to a lease that we entered into in November 2007 and which expires in June 2012, and we have an option to extend the term for an additional 6 months.

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

Since August 2005 we have been leasing a broadcasting studio facility of approximately 10,800 square feet located in Jerusalem, Israel.  The studio facility lease expires in July 2015 following our exercise of an extension option. We have an option to extend the term for an additional period of ten years at our election.  Since July 2007 we have also been leasing an approximately 4,100 square foot facility in Jerusalem, Israel.  This lease expires in July 2015 with an option to extend the term for an additional period of 10 years. We also lease an additional 350 square foot facility in Jerusalem, Israel pursuant to a lease that expires in September 2015, with two options to extend the term for an additional period of five years each.

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 538,200 square feet near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years. The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee and we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared this new detailed plan for the site which was approved by the ILA and we are in the process of obtaining approvals of the plans for Galon with the relevant zoning and building committees.  If the development agreement is cancelled, the ILA will refund the fees we paid for the land less a 15% termination fee and 6% per annum fee.  We believe there is only a remote chance that the ILA will cancel the allocation of the land to us.

In May 2008, we completed the acquisition of the Hawley Teleport located in Pike County, Pennsylvania from Skynet Satellite Corporation for approximately $4.9 million.  The teleport includes approximately 212 acres and a three floor communications building with approximately 40,000 square feet.

In March 2010, we entered into a lease agreement, which was subsequently amended in June 2010, for the lease of a total of approximately 21,000 square feet of office space at the Airport City Industrial Zone in Israel. These premises serve as our company's headquarters, sales and finance divisions.  The lease expires in June 2015, with an option to extend for two additional terms of 5 years each.

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

A.  Operating results

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries.  Our content distribution services involve the worldwide transmission of video and audio broadcasts over our proprietary RRsat Global Network infrastructure, composed of satellite and terrestrial fiber transmission capacity and the public Internet. In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.

Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience.  We then provide automated transmission services for these channels in accordance with our customers' broadcast schedules, known as playlists.  We concurrently provide satellite and fiber distribution services to more than 630 television and radio channels, covering more than 150 countries.  In addition, more than 130 television and radio channels use RRsat's advanced production and playout centers, which provide comprehensive media asset management services.

We also provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and Inmarsat Service Providers (ISPs)  who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.  We currently provide MSS to more than 229 end customers, either directly or through 49 ISPs.

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

We formed the company in 1981.  In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we formed the "RRsat Global Network" concept and entered into the global content management and distribution services market.  We believe that RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber networks and the public Internet.  In 2003, we opened our playout center.  We currently provide playout services to more than 130 television channels for distribution through our RRsat Global Network.

In 2008, we acquired a teleport in Hawley, Pennsylvania, to strengthen our presence in the United States, and the satellite business of Bezeq, including its teleport in Emek Ha'ela, Israel, and its MSS business aimed at end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

We see a significant financial advantage in strategically leasing the satellite and fiber capacity of our global network.  Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

Revenues.  We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 630 television and radio channels.  We provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and ISPs who use designated Inmarsat terminals (see Item 4 "Information on the Company" for a detailed description of the services that we provide).

Most of our revenues are from monthly services provided to our customers under long-term contracts.  In 2009, 2010 and 2011, 90%, 88.2% and 88.1%, respectively, of our revenues were generated from long-term contracts for content management and distribution services, and 5.2%, 4.9% and 4.5%, respectively, of our revenues were generated from occasional content management and distribution services.  Approximately 4.8%, 6.9% and 7.4% of our revenues in 2009, 2010 and 2011, respectively, were generated from MSS.

Reporting Segments.  The company's operating segments are strategic business units that offer different communications services and are managed accordingly.  As a result of the acquisition in November 2008 of Bezeq's MSS, which is our "711" business unit, since 2008 we have presented operating segments.  We analyze our operating segments based on each segment's revenues and gross profit.  Our two reportable segments are (i) the content management and distribution services to television and radio broadcasting industries and (ii) MSS.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years.  As of December 31, 2011, we had contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012 (consisting of $24.2 million related to services expected to be delivered in the first quarter of 2012, $22.7 million related to services expected to be delivered in the second quarter of 2012, $20.7 million related to services expected to be delivered in the third quarter of 2012, and $19 million related to services expected to be delivered in the fourth quarter of 2012), $54.5 million are related to services expected to be delivered in 2013, $30.3 million are related to services expected to be delivered in 2014 and $9.7 million are related to services expected to be delivered in 2015.  Of our $193.7 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $172.9 million, or 89.3%, is related to obligations to be provided under non-cancelable agreements and $20.8 million, or 10.7%, is related to obligations to be provided under cancelable agreements.  Of our $20.8 million contracted backlog that relates to cancelable agreements, $9.7 million relates to services to be delivered in 2012, $11.1 million relates to services to be delivered in 2013 through 2027.  Approximately 96.3% of our cancelable agreements may be canceled by an advanced notice of between 7 to 180 days, while 3.7% of our cancelable agreements may be canceled at certain predefined exit dates.  We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2009, 2010 and 2011 was $167.9 million, $187.9 million and $193.7 million, respectively.  The increase in 2010 and 2011 was mainly as a result of the increase in our long-term contracts customer base. If unfavorable global economic conditions occurs, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2009 through 2011, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2009	2010	2011
	(as a percentage of total revenues)
North America	22.4%	24.0%	28.1%
Europe	42.2	44.6	42.7
Asia	11.3	9.1	8.4
Israel	6.9	7.2	8.8
Middle East (other than Israel)	13.0	13.6	10.5
Rest of world	4.2	1.5	1.5
Total	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2011, our content management and distribution services revenues were derived from more than 489 customers and our MSS were derived from more than 229 customers.  In 2011, our ten largest customers accounted for 22.4% of total revenues, and no single customer accounted for more than 4% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the content management and distribution segment. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

Cost of Revenues.

Content Management and Distribution.  Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services and fiber capacity), salaries and depreciation of facilities, transmission and playout equipment.  The principal component of cost of revenues is the monthly fees paid to network service providers, such as satellite space segment and teleport services and fiber network leases.  We lease our space segment capacity pursuant to long-term contracts.  We can terminate approximately 35.4% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause.  We lease approximately 85.1% of our space segment capacity on a non-preemptible basis, providing our network with a higher level of reliability to our customers and assurance in the case of service outage.  We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution.  Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts.  If we are unable to increase our services prices, our gross profit may decline.

MSS.  Cost of revenues for our MSS business consists primarily of network services (such as satellite space) and payments to subcontractors.

A majority of the company's cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2009, 2010 and 2011, our cost of revenues included $50.5 million, $58.0 million and $66.9 million of variable costs.  For this purpose, we define the company's variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation and labor costs, which we define for this purpose as non-variable costs.

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

Sales and Marketing Expenses.  Our sales and marketing expenses consist primarily of salary and related expenses for our direct sales force and success-based agent fees for our agents.  Our agreements with agents are nonexclusive unless the agent has identified a potential customer, in which case he or she will be granted exclusivity for the sales process with such customer.  If the agent is successful, his or her fees are payable during the term of the customer contract and are conditioned on the performance of the contracts, and therefore, we recognize those fees over the contract's term.  Those fees may be a percentage of the marginal profit from the individual customer contract or a percentage of the contract value.  We expect that our selling expenses will continue to increase as we expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers in the United States, Europe and Asia, while continuing to employ our strategy in other parts of the world of working with local marketing and sales agents who are familiar with their local markets, needs and cultures.  The expansion of our sales and marketing efforts as described above entail an increase of our direct sales force, resulting in increased wages, travel and overhead costs and additional success-based agent fees, and an investment in marketing activities to create local brand recognition.  We could also face additional expenses depending on the location of our new local teleports and playout centers that we may acquire.

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents.  In 2009, 2010 and 2011, our operating expenses included $2.4 million, $2.5 million and $2.7 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management fees to our principal shareholders that amounted to $398 thousand in each of 2009, 2010 and 2011 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").

Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management's opinion, adequately reflect the loss included in those debts the company is unlikely to collect.  The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt, an evaluation of the security received from them, past experience and whether the debt has been transferred to a professional collector. A specific provision for doubtful debts is made based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.  We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting.  We intend to fund these expenses from our working capital.

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years. Buildings are amortized for a range of 30-40 years subject to each teleport facility expected useful life.  Intangible assets other than goodwill we acquired from Bezeq mainly associated with the MSS business are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

Share-based Compensation.  Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses result from the granting of options to employees and non-executive directors under the fair-value based method of accounting (calculated using the Black-Scholes and Monte Carlo models) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. There was no intrinsic value for all options outstanding as of December 31, 2011.

Interest and Marketable Securities Income.  Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

Marketable securities at December 31, 2010 and 2011 consisted of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. We classify our debt securities in one of three categories, "trading," "available- for- sale," or "held-to- maturity," and our equity securities as "trading."  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity.  All securities not included in trading or held-to-maturity were classified as available-for-sale.

As of December 31, 2010 and 2011, there was a net unrealized loss of $100 thousand and $96 thousand, respectively, related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Available-for-sale securities are classified as short-term interest-bearing investments on our balance sheet.

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

Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative.  Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be.  For example, we entered into customer agreements denominated in Euro with customers in the United States, while the Euro is neither our functional currency nor the functional currency of the U.S. customers.  In these cases, FASB ASC Topic 815, Derivatives and Hedging, requires that we separate the currency component from the applicable customer or supply contract, based on the future non cancelable contractual term, and account for it as a currency derivative and mark this instrument to market through the statement of operations every period.  This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives."  We believe we have been able to reduce the net foreign currency exposure by matching the relevant revenue contracts with our customers to various similarly denominated expense contracts with our suppliers.  However, because the expense contracts with offsetting exposures are denominated in the functional currencies of the suppliers, the currency components of these contracts are not separately accounted for as derivatives.  Accordingly, even though we may have reduced our exposure to currency fluctuations from an economic perspective, the separation of currency derivatives for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro) and or changes to interest rates for U.S. dollar and Euro contracts.  The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities.  For additional information regarding ASC Topic 815, see "Application of Critical Accounting Policies – Fair Value of Embedded Currency Conversion Derivatives" below.

Income Taxes.  Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the "Amendment") was passed by the Israeli Parliament (the "Knesset").  According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.  In July 2005 and in July 2009, the Knesset passed tax reform acts that provided for a gradual reduction in the corporate income tax rate as follows: in 2010 the tax rate was reduced to 25% and in 2011 it was reduced to 24%, with additional tax rate reductions originally planned for subsequent years.  However, in December 2011, the Knesset passed an amendment to tax laws according to which, among other, from 2012 onward the corporate income tax rate will be 25%.  Current and deferred tax balances as of December 31, 2010 and 2011 are calculated in accordance with the new tax rates provided in the recent legislative change.

We were granted in 2006 an "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relate to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  See Item 10.E. "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Approved Enterprise" status. In 2009, we realized tax reductions resulting from the "Approved Enterprise" status in an aggregate amount of $114 thousand.  In 2010 and 2011 the corporate tax rate was reduced to 25% and 24%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011 the Law for Encouragement of Capital Investments, 1959 (Amendment No. 68) (the "Amendment") was passed by the Knesset.  In accordance with Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions ("Preferred Enterprise") will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 and 2014 the tax rate will be 12.5%, and from 2015 onward the tax rate will be 12%. We are in the process of examining our eligibility for the preferred tax rate mentioned above, and have not yet elected the Preferred Enterprise route.

Expansion Plans.  We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania We are also upgraded and expanded the infrastructure and facilities in our Emek Ha'ela teleport, which we acquired in 2008, to accommodate new state-of-the-art technologies and solutions that will allow us to offer our customers a wider range of solutions and increase penetration to new media markets. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

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

We determined our functional currency to be the U.S. dollar in accordance with the provisions of ASC 830-10-20, 10-55-5 (SFAS 52), taking into consideration the following factors:

•
Cash flow indicators: Most of our cash flows are denominated in U.S. dollars.  As of December 31, 2011, 73% of cash and cash equivalents, 64% of trade accounts receivable and 60% of deposits from customers were denominated in U.S. dollars.  Our cash flow reports are denominated in U.S. dollars and we manage our budget in U.S. dollars.

•	Sales markets and sales price indicators: In 2011, 59% of our revenues were in U.S. dollars and a majority of the underlying value of our signed contracts were denominated in U.S. dollars.

•	Expense indicators: Out of total cost of revenue, in 2011, the dominant currency is the U.S. dollar as 47% of these costs were stated in U.S. dollars, 34% in Euro and 19% in NIS.

•
Financing indicators:  We finance our activities from current earnings and shareholders' equity. In November 2006, we completed an initial public offering of our ordinary shares and our listing on the NASDAQ Global Market, in which we raised approximately $52.4 million.

•	Inter-company transactions indicators: Most of our inter-company transactions are denominated in U.S. dollars.

Based on the above criteria, we have determined that the U.S. dollar is our functional currency and there have not been any significant changes in the economic facts and circumstances that indicate that our functional currency has changed in 2011.

Provision for Doubtful Accounts.  The financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable.  Doubtful  debts, which according to the opinion of our management are unlikely to be collected, are written-off  from our books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of our receivables balance, an evaluation of the security received from them and past experience.

Business Combinations; Goodwill and Other Intangible Assets. In our business acquisition described above, we accounted for our purchase in accordance with ASC 805-10 (SFAS No. 141), "Business Combinations," which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense.  Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the business combination method of accounting. In management's opinion, the goodwill represents the future synergy in the company's content management and distribution services resulting from the use of the Emek Ha'ela facility for expanding its business.  We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives.  We adopted FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets) requirements regarding goodwill and other intangible assets with indefinite useful lives.  Such goodwill is not amortized, but rather is periodically assessed for impairment.

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

Impairment of Goodwill and Other Intangible Assets. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each year, or more frequently if we determine that indicators of impairment exist.

Our impairment review process compares the fair value of each reporting unit to its carrying value.  Our reporting units are consistent with the reportable segments identified in Note 12 to our Consolidated Financial Statements.  The goodwill recorded in the acquisition from Bezeq in 2008 totaled $3.7 million as of December 31, 2010 and 2011, and represented future synergy in our content management  and distribution services reportable segment resulting from the use of the Emek Ha'ela teleport for expanding our business.

If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed.  If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill.  If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

We estimate the fair value using an in-exchange valuation premise based upon our market capitalization using quoted market prices, adding an estimated control premium, and then assigning that fair market value to the reporting units.  We conducted our goodwill impairment analysis at the end of 2011 and 2010 and concluded that our goodwill was not impaired in either period.  In performing the impairment analysis for 2011 we concluded that a control premium of 20% is appropriate based on historical control premiums derived from comparable transactions in the communications industry, and we offset the volatility of the share price by using the average share price during the 30 days prior to December 31, 2011, as opposed to the actual share price as of December 31, 2011. As of December 31, 2011, the recoverable amount exceeds the carrying amount by less than 5%. Therefore, any adverse movement in key assumptions may lead to future impairment.

Income Taxes.  We account for income taxes under ASC 740-10 "Income Taxes – Overall."  Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not be able to realize their benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate.  When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

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

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enter into commercial (foreign currency) contracts in which a derivative instrument is "embedded."  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

Accounting for Stock-Based Compensation.  We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation (SFAS 123R "Share- Based Payments").  The grant date fair value of the options awarded is calculated using the Black-Scholes and Monte Carlo models and the associated compensation cost is amortized over their vesting period.  As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees and directors using the Black-Scholes and Monte Carlo option valuation models with certain assumptions that are significant inputs.  The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.  These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.  The grant date fair value of the restricted shares units is calculated using the share price at the date of grant.

Recent Accounting Pronouncements.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity.  ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.  We plan to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.  Other than the presentation changes to our financial statements that will be required by ASU 2011-05, the adoption of ASU 2011-05 is not expected to have any significant  impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04).  ASU 2011-04 amends certain fair value principles to improve comparability between GAAP and International Financial Reporting Standards regarding fair value measurements and disclosures.  In addition, ASU 2011-04 requires entities to disclose, among others: (1) quantitative information about the significant unobservable inputs used for Level 3 measurements; (2) qualitative information regarding the sensitivity of Level 3 measurements to changes in related unobservable inputs and (3) the amounts of any transfers between Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. ASU 2011-04 will become effective during interim and annual periods beginning after December 15, 2011.  We are currently assessing what impact the adoption of ASU 2011-04 may have on our consolidated financial statements.

In September 2011, ""FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (Accounting Standards Codification (ASC) Topic 350).  Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.  Under the amendments in this ASU, an entity has also the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.  An entity may resume performing the qualitative assessment in any subsequent period.  The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements and have not voluntarily early-adopted this standard.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$93,687	$102,027	$112,920
Cost of revenues	64,548	75,962	86,939
Gross profit	29,139	26,065	25,981
Operating expenses:
Sales and marketing	5,554	6,380	7,067
General and administrative	8,391	9,194	10,130
Total operating expenses	13,945	15,574	17,197
Operating income	15,194	10,491	8,784
Interest and marketable securities income	639	681	400
Currency fluctuation and other financial expenses, net	299	(1,268)	(740)
Changes in fair value of embedded currency conversion derivatives	(1,326)	1,254	(2,130)
Other income, net	26	--	(1)
Income before taxes on income	14,832	11,158	6,313
Income taxes	3,254	2,448	1,978
Net income	$11,578	$8,710	$4,335
Basic income per ordinary share	$0.67	$0.50	$0.25
Diluted income per ordinary share	$0.67	$0.50	$0.25
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,310,005	17,330,024	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,399,324	17,380,677	17,346,561

Year Ended December 31, 2010 Compared to Year Ended December 31, 2011

	Year ended
	December 31, 2010		December 31, 2011
	(in thousands and as a percentage of total revenues)
Revenues	$102,027	100%	$112,920	100%
Cost of revenues	75,962	74.4	86,939	77.0
Gross profit	26,065	25.6	25,981	23.0
Operating expenses:
Sales and marketing	6,380	6.3	7,067	6.3
General and administrative	9,194	9.0	10,130	9.0
Total operating expenses	15,574	15.3	17,197	15.2
Operating income	10,491	10.3	8,784	7. 8
Interest and marketable securities income	681	0.7	400	0.4
Currency fluctuation and other financial income (expenses), net	(1,268)	(1.2)	(740)	(0.7)
Changes in fair value of embedded currency conversion derivatives	1,254	1.2	(2,130)	(1.9)
Other income, net	--	0.0	(1)	0.0
Income before taxes on income	11,158	11.0	6,313	5.6
Income taxes	2,448	2.4	1,978	1.8
Net income	$8,710	8.6	$4,335	3.8

Revenues.  Revenues were $112.9 million for the year ended December 31, 2011, an increase of 10.7%, from $102.0 million in 2010.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services.

For the year ended December 31, 2011, our total revenues included $104.6 million of revenues derived from our content management and distribution services, an increase of $9.6 million, or 10.1%, compared to the year ended December 31, 2010. The increase in the content management and distribution in 2011 resulted from our continuous expansion of our footprint in the U.S. following the acquisition of the Hawley Teleport and the increased utilization of our teleport in Emek Ha'ela, which allowed us to increase our customer base, including additional major network customers, high definition and three dimensional television (3DTV) channels,  delivering data services to large organizations, distribution of TV channels over the internet and increased broadcast of sporting channels.

For the year ended December 31, 2011, our total revenues included $8.3 million of revenues derived from our MSS business, an increase of $1.3 million, or 19.1%, compared to the year ended December 31, 2010. The increase in our revenues from MSS services was primarily due to the expanded value-added services we offer, including the increase in transition to fourth generation services which include fleet broadband services and expanding fourth generation services to Internet service providers (ISPs), and continuing third generation advanced data and fleet services.

Cost of Revenues.  Cost of revenues was $86.9 million for the year ended December 31, 2011, an increase of 14.5% from $76.0 million in 2010.  As a percentage of total revenues, cost of revenues increased from 74.5% in 2010 to 77.0% in 2011.

Network services costs were $66.9 million in 2011, an increase of $8.9 million or 15.3%, from $58.0 million in 2010. The $66.9 million network services costs incurred in 2011 consist of $59.8 million of expenses related to our content management and distribution services, an increase of $7.5 million, or 14.3%, compared to the year ended December 31, 2010, and $7.1 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1.4 million compared to the year ended December 31, 2010.  This increase was due primarily to the following three factors: (i) expansion of our network which is facilitated primarily by the leasing of additional satellite and terrestrial fiber capacity required to service as a direct result of the addition of customers to our network, (ii) the lease of satellite capacity at higher prices, including renewal of certain existing satellite capacity at higher prices, and (iii) additional payments related to our growing MSS network services.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $7.3 million in 2011, an increase of 6% from $6.9 million in 2010.  This increase was due to the activation of the established infrastructure of our Emek Ha'ela teleport during 2011, which resulted in the end of the capitalization of salaries of certain direct employees to this infrastructure.  Depreciation and amortization was $7.9 million in 2011, an increase of 28.9%, from $6.1 million in 2010.  This increase is directly attributable to the increase in fixed assets as a result of additional capacity purchased in order to support the addition of customers to our network and the above mentioned activation of the established infrastructure of the Emek Ha'ela teleport during 2011.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 75.5% in 2011 and 73.0% in 2010, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2011 was 95.4% compared to 94.4% in 2010.

As our customer base continues to grow, we will need to acquire and lease additional satellite and terrestrial fiber capacity to serve these customers, as well as invest in infrastructure to support this growth. In addition, we anticipate that the demand for network capacity will also continue to expand as a result of increased penetration of high definition television (HDTV) and three dimensional television (3DTV) channels. Our ability to handle such demand depends on the availability of satellite and terrestrial fiber capacity, as well as the use of internet protocol (IP) for the delivery of video and audio programming.

Sales and Marketing Expenses.  Sales and marketing expenses were $7.1 million in the year ended December 31, 2011, an increase of 10.8% from $6.4 million in 2010.  The increase in sales and marketing expenses is due to increases in salaries, wages and benefits, increases in agents and commission fees paid to third parties and increase in advertising and marketing activities during 2011.  Sales and marketing expenses as a percentage of revenues were 6.3% in both 2010 and 2011.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 36.2% and 37.4% of our total sales and marketing expenses in 2010 and 2011, respectively.  Salaries, wages and benefits increased by $0.3 million from $2.3 million in 2010 to $2.6 million in 2011 mainly due to an increase in commissions paid to our direct sales, exchange rate fluctuations affecting the salaries denominated mainly in NIS and an increase in the number of employees.

Depreciation of assets related to marketing activities comprised 5.0% and 4.4% of our total sales and marketing expenses in 2010 and 2011, respectively.  Depreciation decreased from $316thousand in 2010 to $308 thousand in 2011.

Agents and commission fees paid to third parties comprised 38.4% and 38.1% of our total sales and marketing expenses in 2010 and 2011, respectively.  Agents and commission fees increased to $2.7 million in 2011 from $2.5 million in 2010.

General and Administrative Expenses.  General and administrative expenses were $10.1 million in the year ended December 31, 2011, an increase of 10.2% from $9.2 million in 2010.  The increase is mainly due to the increase in rent, depreciation and maintenance costs, mainly related to the transition to our new offices in Airport City, Israel, and to the increase in the provision for doubtful debts.  As a percentage of revenues, general and administrative expenses were 9.0% and 8.9% in 2010 and 2011, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 36.0% and 33% of our total general and administrative expenses in 2010 and 2011, respectively.   Salaries, wages and service fees expenses were $3.3 million for both 2010 and 2011.

Management fees paid to our principal shareholders were $398thousand in both 2010 and 2011.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees decreased from $1.2 million in 2010 to $1.0 million in 2011.

Allowance for doubtful accounts.  Allowance for doubtful accounts was $2 million in 2010 and $2.2 million in 2011.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.4 million in the year ended December 31, 2011, a decrease of $0.3 million from $0.7 million in 2010.  This decrease is primarily the result of the decrease in yield of our marketable securities.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in an expense of  $0.7 million in the year ended December 31, 2011, a decrease of $0.6 million from currency fluctuation and other financial expenses, net, of $1.3 million in 2010. Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in an expense of $2.1 million in the year ended December 31, 2011, compared to income of $1.3 million in 2010.  The changes in the fair values of these embedded currency conversion derivatives are due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers.

Income Taxes.  Income taxes were $2.0 million in the year ended December 31, 2011, a decrease of $0.5 million from $2.5 million in 2010.  The decrease is due to the decrease in income before taxes on income from $11.2 million in 2010 to $6.3 million in 2011.  Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The increase in the effective tax rate from 21% in 2010 to 31% in 2011 was due to the impact of the devaluation of the NIS against the U.S. dollar during 2011, which resulted in higher NIS income for tax purposes and from an increase in statutory tax rates for future years, which increased our deferred tax liabilities (see also note 14 to the our consolidated financial statements).

Net Income.  Net income was $4.3 million in the year ended December 31, 2011, a decrease of 50.2% from $8.7 million in 2010.  The decrease is due primarily to the decrease in operating income and the change in the fair value of embedded currency conversion derivatives as discussed above.

Segment Results.   For the year ended December 31, 2011, the gross profit of our content management and distribution services to television and radio was $25.6 million, a decrease of $0.1 million, or 0.3%, compared to $25.7 million in 2010. The decrease was due to the factors described above.

For the year ended December 31, 2011, the gross profit of our MSS business was $384 thousand, substantially the same as the gross profit of $390 thousand in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2010

	Year ended
	December 31, 2009		December 31, 2010
	(in thousands and as a percentage of total revenues)
Revenues	$93,687	100%	$102,027	100%
Cost of revenues	64,548	68.9	75,962	74.5
Gross profit	29,139	31.1	26,065	25.5
Operating expenses:
Sales and marketing	5,554	5.9	6,380	6.3
General and administrative	8,391	9.0	9,194	9.0
Total operating expenses	13,945	14.9	15,574	15.3
Operating income	15,194	16.2	10,491	10.3
Interest and marketable securities income	639	0.7	681	0.7
Currency fluctuation and other financial income (expenses), net	299	0.3	(1,268)	(1.2)
Changes in fair value of embedded currency conversion derivatives	(1,326)	(1.4)	1,254	1.2
Other income, net	26	0.0	--	0.0
Income before taxes on income	14,832	15.8	11,158	11.0
Income taxes	3,254	3.5	2,448	2.4
Net income	$11,578	12.3	$8,710	8.6

Revenues.  Revenues were $102.0 million for the year ended December 31, 2010, an increase of 8.9%, from $93.7 million in 2009.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services.

For the year ended December 31, 2010, our total revenues included $95.0 million of revenues derived from our content management and distribution services, an increase of $5.9 million, or 6.5%, compared to the year ended December 31, 2009.  The increase in the content management and distribution in 2010 resulted from the expansion of our footprint in the U.S. following the acquisition of the Hawley Teleport and the increased utilization of our teleport in Emek Ha'ela, which allowed us to increase our customer base, including additional major network customers, high definition stations, distribution of TV channels over the internet and increased broadcast of sporting channels.

For the year ended December 31, 2010, our total revenues included $7.0 million of revenues derived from our MSS business, an increase of $2.5 million, or 55.9%, compared to the year ended December 31, 2009.  The increase in our revenues from MSS services was primarily due to expanded value-added services offered by us, including third generation advanced data and fleet services and the continuing transition to fourth generation services which include fleet broadband service.

Cost of Revenues.  Cost of revenues was $76.0 million for the year ended December 31, 2010, an increase of 17.7%, from $64.5 million in 2009.  As a percentage of total revenues, cost of revenues increased from 68.9% in 2009 to 74.5% in 2010.  This increase is due primarily to the expansion of our network as a direct result of the addition of customers to our network, purchase of capacity at higher prices and additional payments for transmission capacity resulting from "dual illumination," which also resulted in certain excess capacity in the second half of 2010 and additional payments related to MSS network services.  "Dual illumination" occurs when a satellite capacity lease ends and our company chooses to temporarily broadcast over two satellite capacities simultaneously in order to ensure an easy transition period for its customers to switch over to the new satellite capacity.

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

This increase was due primarily to the following four factors: (i) the expansion of our network which is facilitated primarily by the leasing of additional satellite and terrestrial fiber capacity required to service the addition of customers to our network, (ii) the lease of satellite capacity at higher prices, including the renewal of certain existing satellite capacity at higher prices, (iii) additional payments for transmission capacity resulting from "dual illumination," which also resulted in certain excess capacity in the second half of 2010 and (iv) additional payments related to our growing MSS network services.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $6.9 million in 2010, an increase of 27.2% from $5.4 million in 2009.  This increase was due to an increase in the number of employees required to support the expansion of our operational infrastructure. Depreciation and amortization was $6.1 million in 2010, an increase of 17.1%, from $5.2 million in 2009.  This increase is directly attributable to the increase in fixed assets leased in order to support the addition of customers to our network and the continued investment in the infrastructure of our Emek Ha'ela and Hawley teleports, which enable us to provide services to our increasing customer base.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 73.0% in 2010 and 67.5% in 2009, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2010 was 94.4% compared to 98.3% in 2009.

As our customer base continues to grow, we will need to acquire and lease additional satellite and terrestrial fiber capacity to serve these customers, as well as invest in infrastructure to support this growth.  In addition, we anticipate that the demand for network capacity will also continue to expand as a result of increased penetration of high definition television (HDTV) channels. Our ability to handle such demand depends on the availability of satellite and terrestrial fiber capacity, as well as the use of Internet Protocol (IP) for the delivery of video and audio programming.

Sales and Marketing Expenses.  Sales and marketing expenses were $6.4 million in the year ended December 31, 2010, an increase of 14.9% from $5.6 million in 2009.  The increase in sales and marketing expenses was due to increases in salaries, wages and benefits, increases in agents and commission fees paid to third parties, increase in depreciation and the increase in advertising and marketing activities during 2010.  Sales and marketing expenses as a percentage of revenues were 5.9% and 6.3% in 2009 and 2010, respectively.

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

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 37.9% and 36% of our total general and administrative expenses in 2009 and 2010, respectively.   Salaries, wages and service fees expenses were $3.2 million and $3.3 million for 2009 and 2010, respectively.

Management fees paid to our principal shareholders were $398 thousand in 2009 and 2010.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees increased from $0.9 million in 2009 to $1.2 million in 2010.

Allowance for doubtful accounts.  Allowance for doubtful accounts was $2.4 million in 2009 and $2 million in 2010.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.7 million in the year ended December 31, 2010, an increase of $0.1 million from interest and marketable securities income of $0.6 million in 2009.  This increase was primarily the result of the increase in interest earned on our cash and cash equivalents due to the increase in interest rates and increase in yield of marketable securities.

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

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in income of $1.3 million in the year ended December 31, 2010, compared to an expense of $1.3 million in 2009.   The changes in the fair values of these embedded currency conversion derivatives were due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers.

Income Taxes.  Income taxes were $2.5 million in the year ended December 31, 2010, a decrease of $0.8 million from $3.3 million in 2009.  The decrease was due to the decrease in income before taxes on income from $14.8 million in 2009 to $11.2 million in 2010.

Net Income.  Net income was $8.7 million in the year ended December 31, 2010, a decrease of 24.8% from $11.6 million in 2009.  The decrease was due primarily to the decrease in operating income as discussed above.

Segment Results.   For the year ended December 31, 2010, the gross profit of our content management and distribution services to television and radio was $25.7 million, a decrease of $3.3 million, or 11.7%, compared to $29.0 million in 2009. The decrease was due to the factors described above.

For the year ended December 31, 2010, the gross profit of our MSS business was $390 thousand, an increase of $316 thousand, or 427%, compared to $74 thousand in 2009.

B.  Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers.  We typically use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.6 million) and Bank Leumi (approximately $0.4 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($0.4 million from the Bank Leumi credit line and $2.3 million from the Bank Igud credit line) mainly to provide guarantees required under several of our long-term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering and to expand and upgrade our teleport in Emek Ha'ela,

In 2009, 2010 and 2011, our capital expenditures included mainly investments in fixed assets of approximately $8 million, $15.3 million and $14.7 million, respectively.

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

Cash and Cash Equivalents. Cash and cash equivalents were $14.9 million at December 31, 2009, $13.1 million at December 31, 2010 and $14.4 million at December 31, 2011.  The increase from 2010 to 2011 was primarily attributable to net cash provided by operating activities of $16.2 million, less investment in fixed assets of $14.7 million offset mainly by net proceeds from short term deposits and marketable securities of $3.9 million, and less dividends paid of $4.2 million.  The decrease from 2009 to 2010 was primarily attributable to net cash provided by operating activities of $9.4 million, less investment in fixed assets of $15.3 million offset mainly by net proceeds from short term deposits and marketable securities of $10.6 million, and less dividends paid of $6.6 million.

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$16,954	$9,351	$16,245
Net cash used in investing activities	(28,282)	(4,639)	(10,730)
Net cash used in financing activities	(8,480)	(6,562)	(4,163)
Increase (decrease) in cash and cash equivalents	$(19,808)	$(1,850)	$1,352
Cash and cash equivalents — beginning of year	34,749	14,941	13,091
Cash and cash equivalents — end of year	$14,941	$13,091	$14,443

Operating Activities

For the year ended December 31, 2011, net cash provided by operating activities was $16.2 million, an increase of $6.8 million from $9.4 million of net cash provided by operating activities for the year ended December 31, 2009.  Our cash flow from operating activities were positively impacted in 2011 compared to 2010 primarily by a $5.9 million increase in non-cash expenses such as depreciation and amortization and change in the value of embedded currency conversion derivatives, in addition to a $3.3 million increase in account receivables in 2011 compared to 2010 due to better collection.  The increase was partially offset by a $4.4 million decrease in net income. For the year ended December 31, 2010, net cash provided by operating activities was $9.4 million, a decrease of $7.6 million from $17.0 million of net cash provided by operating activities for the year ended December 31, 2009.  The decrease resulted primarily from a decrease in net income of $2.9 million and by an increase of $3.1 million in trade receivables.

Investing Activities

For the year ended December 31, 2011, we used $10.7 million net for investing activities which was comprised mainly of investments of $14.7 million in fixed assets, less $3.9 million related to net proceeds from marketable securities.  For the year ended December 31, 2010, we used $4.6 million net for investing activities which was comprised mainly of investments of $15.3 million in fixed assets, less $10.6 million related to net proceeds from short-term deposits and marketable securities.

Financing Activities

During the years ended December 31, 2009, 2010 and 2011, we paid dividends to our shareholders in the amount of $8.5 million, $6.6 million and $4.2 million, respectively.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 "Operating Results and Financial Review and Prospects."

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2011.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 "Information on the Company – Property, plants and equipment" for a description of these leases.

We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

We enter into long-term contracts with suppliers for leases of network (satellite and fiber) and teleport services.  Approximately 85.1% of these contractual commitments as of December 31, 2011 do not provide for early termination, or impose a significant penalty for early termination.  The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

The following are the contractual commitments at December 31, 2011, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$1,983	$625	$1,103	$255	-
Operating Car Leases	$758	$516	$242	-	-
Operating Network Leases	$134,638	$48,351	$54,568	$24,682	$7,037
Total	$137,379	$49,492	$55,913	$24,937	$7,037

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Dr. Shlomo Shamir (1)(5)	64	Chairman of the Board
David Rivel	65	Chief Executive Officer and Director
Itzik Zion	47	Chief Financial Officer
Lior Rival	39	Vice President – Sales and Marketing
Ziv Mor	36	Chief Technology Officer and Vice President –Business Development
Maya Rival	35	Vice President – Operations
Ohad Har-Lev	37	General Counsel & Company Secretary
David Assia (2)(3)(4)(5)(6)	60	Director
Amit Ben-Yehuda	48	Director
Vered Levy-Ron (2)(3)(4)	45	Director
Alexander Milner (1)(5)	71	Director
Ron Oren	40	Director
Yosi Shahror (6)	37	Director
Guy Vaadia (2)(4)(6)	48	Director

(1)	"Independent Director" under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)
"Independent Director" under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the "SEC") and Israel's Companies Law (see explanation below)

(3)	"Outside Director" as required by Israel's Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and a board member of M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be'er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

Itzik Zion has been our Chief Financial Officer since December 2011.  Prior to joining our company, Mr. Zion held several CFO positions in the technology, communications and retail industries in both private and publicly traded companies.  He was most recently the CFO of ECI Telecom, one of the largest high tech companies in Israel, with worldwide presence.  Before that he served as CFO of Motorola Israel (2004-2007) during which time he also served on the Board of directors of MIRS Communications, an Israeli cellular operator.  From 1999 until 2003 he was the CFO of Super-Sol, one of Israel's largest retail companies which at the time was traded on both the New York Stock Exchange and Tel Aviv Stock Exchange.  From 1995 until 1999, Mr. Zion was CFO of NASDAQ-traded New Dimension Software, which was eventually acquired by BMC Software.  Mr. Zion is a Certified Public Accountant and holds a B.A. in Accounting and Economics from Tel Aviv University.

Lior Rival has been our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003.  Mr. Rival holds a B.A. in Management and Communication from the Tel Aviv Open University.  He is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice President – Operations.

Ziv Mor has been our Chief Technology Officer and Vice President – Business Development since June 2010.   From December 2006 until June 2010, Mr. Mor served as our Chief Technology Officer. From January 2003 until December 2006, Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

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

Ohad Har-Lev joined RRsat as General Counsel in May 2011 and was appointed Company Secretary in December 2011. Prior to joining RRsat, Mr. Har-Lev served as corporate and general counsel for publicly traded companies on NASDAQ, AIM and the Tel Aviv Stock Exchange and for several high tech companies in the private sector.  Mr. Har-Lev served as a corporate counsel at Amdocs (NASDAQ: DOX) from 2009 until 2011 and as general counsel of Gilat Satcom (traded on the TASE and AIM) from 2005 until 2008. Mr. Har-Lev holds an LLB in Law and an MBA from The Interdisciplinary Center (IDC) Herzliya, and is a member of the Israeli Bar.

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

Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders, and Chief Executive Officer and a director of Kardan Technologies Ltd, a holding company, traded on the Tel Aviv Stock Exchange.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  Mr. Ben-Yehuda also serves as a director of Sapiens International Corporation N.V., a public company traded on NASDAQ and the Tel Aviv Stock Exchange, and of several privately held companies, including  Unicell Ltd., The Israeli Channel, GigaSpaces and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel Aviv University.

Vered Levy-Ron, a member of our board of directors since January 2007, has served as the CEO of HumanEyes Technologies since February 2010.  Prior to that, she was president of DaLi Advisory from September 1995 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Alexander Milner, a member of our board of directors since January 2012 (and a prior member of our board of directors from December 2006 until April 2011), is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

Yosi Shahror, a member of our board of directors since March 2012, is the Chief Financial Officer of Kardan Communications Ltd. and Kardan Technologies Ltd. Prior to joining Kardan Communications and Kardan Technologies in November 2008, Mr. Shahror worked as Senior Manager at Ernst & Young. Mr. Shahror currently serves as a director of several private companies in the Kardan Group. Mr. Shahror holds a BA in Economics & Accounting from Ruppin Academic Center, and an MBA from Tel-Aviv University.

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

The term of each of our directors, other than our outside directors, will expire at the time of our 2012 annual general meeting of shareholders.  The term of our outside directors will expire in January 2013.  Please also see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions" for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B.  Compensation

The aggregate direct compensation we paid to our executive officers as a group (eight persons, including three individuals that were executive officers during 2011 and are not executive officers of the company as of the date of this Annual Report) for the year ended December 31, 2011 was $2.4 million.  This amount includes $120,000 that was set aside or accrued to provide for severance and retirement insurance policies, and $0.8 million that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers' employment agreements.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below).

We pay each director an annual fee of $17,000, $500 per each meeting of the board attended and $500 per each meeting of a committee attended, unless such meeting is held immediately before or after a board meeting, in which case, the fee for such meeting is $200.  In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee for such action is $150.

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

In addition, commencing May 2011, in consideration for the services provided to the company, we pay a company controlled by the Chairman of our board of directors a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  We also granted the Chairman of our board of directors in June 2011 options to purchase 260,198 ordinary shares at an exercise price of $6.87, vesting over a period of 4 years, subject to vesting criteria tied to time and the average trading price of our ordinary shares on NASDAQ.  Until May 2011, we paid the former Chairman of our board of directors, a monthly fee of $5,000 and an annual bonus not to exceed $60,000. See Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions".

As of December 31, 2011, there were outstanding (i) options to purchase 233,100 ordinary shares granted to our Chief Executive Officer, at exercise prices ranging from $5.60 to $8.35 per ordinary share, with an expiration date of December 2012 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions"), (ii) options to purchase 14,880 ordinary shares granted to our two outside directors, and (iii) options to purchase 260,198 ordinary shares granted to the Chairman of our board of directors.  Other than as specified in the share ownership table under Item 7.A. "Major Shareholders and Related Party Transactions – Major Shareholders," none of our directors and officers holds more than 1% of our outstanding shares.

C.  Board practices

Our current board of directors consists of nine directors, including two outside director as required by Israeli law.

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors are elected by a cumulative vote of the shareholders present, in person or by proxy, at a shareholders meeting convened for that purpose.  At the election of directors, each shareholder so present shall be entitled to as many votes as shall equal the number of ordinary shares held by such shareholder multiplied by the number of directors to be elected at the meeting, and such shareholder may cast all of such votes for a single director nominee or may distribute them among any number of directors nominees as such shareholder may see fit.  Although cumulative voting does not assure minority representation, it may facilitate the ability of a significant minority shareholder or a group of minority shareholders to elect one or more directors.

Any increase in the number of our directors above nine members requires an amendment of our articles of association and approval by a supermajority vote of seventy-five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions.  A general meeting may remove a director during the term by a simple majority vote (except for outside directors, who can be removed only in accordance with the Israeli Companies Law of 1999, or the Companies Law).  For further information regarding our directors' service and terms, see Item 6.A. "Directors and senior management."

David Rivel and Del-Ta Engineering are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him solely with respect to the election of directors.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  For a detailed description of this agreement, see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions."

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.  Except for our Chief Executive Officer, David Rivel, who also serves as a member of our board of directors, none of our directors have contracts or agreements with the company providing for benefits upon termination of employment includes provisions regarding benefits upon termination of employment.  For a detailed description of Mr. Rivel's agreement, see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions."

Since October 2007, Yigal Berman has served as an observer to our board of directors.  In such capacity, he receives compensation equal to the compensation we pay our directors.  Mr. Berman's background is set forth below:

Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak's holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

Since June 2011, Eytan Rechter has served as an observer to our board of directors.  In such capacity, he does not receive any compensation.  Mr. Rechter's background is set forth below:

Eytan Rechter, an observer to our board of directors since June 2011, is the Chief  Executive Officer and a member of the Board of Directors of Kardan Israel Ltd., a public company traded in the Tel Aviv Stock Exchange, since 1994 and since 2000, respectively, a member of the controlling shareholders group of Kardan N.V., a public company traded on the Pan European Securities Exchange in Amsterdam and Tel Aviv Stock Exchange, and a member of the controlling shareholders group, Chief Executive Officer and Director of Kardan Yazamut (2011) Ltd., a public company traded on the Tel Aviv Stock Exchange.  In addition, Mr. Rechter also serves as a chairman of the board of directors of the following subsidiaries of Kardan Israel Ltd.: Kardan Vehicles Ltd., Kardan Real Estate and Development Ltd., Kardan Technologies Ltd., Milgam City Services Ltd., Taladium Ltd., Taladium Holdings (1987) Ltd., Kinneret Diamonds Ltd., Rechter Brothers (1995) Ltd., Shamait Ltd., Aloterra Ltd., Kardan Communications Ltd., Kardan Trade Ltd., Taldan Motors Ltd., Tahal Ltd., Tahal Engineers & Consultants Ltd., Levdan Ltd., Mekdan Ltd., Kardan Services (1993) Ltd., Kardan Securities Ltd., Kardan Financial Holdings Ltd., BFTV IL Ltd., BFTV LLC., IVP- Ivory Video Productions Ltd., Kardan Emed Properties and Kardan Municipal Services Ltd.  Mr. Rechter holds a BA in Psychology and Economics from the Hebrew University in Jerusalem.

Corporate Governance Requirements

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the "independence" requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Messrs. Assia, Milner, Shamir and Vaadia and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Vaadia and Ms. Levy-Ron (who serve on our audit committee) qualifies as an independent director under the respective requirements of the SEC and NASDAQ.

Under the Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in the case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the SEC regulations.  However, as described below, a third of our board of directors and all the members of our audit committee consist of directors that comply with the independence criteria prescribed by the Companies Law.

Home Country Practices

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors' selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by the Companies Law.

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

For a discussion of the requirements of Israeli law in this regard, see Item 10.B. "Additional Information – Memorandum and articles of association – Fiduciary Duties and Approval of Related Party Transactions," "– Shareholders" and "– Anti-Takeover Provisions."

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have reelected in January 2010.  All of the outside directors must serve on our audit committee (including the one outside director who is serving as the chair of the audit committee), and at least one outside director must serve on each committee of our board of directors.  In addition, at least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has "financial and accounting expertise," and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has "professional expertise."  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

Under the Companies Law, a person may not serve as an outside director if at the date of the person's election or within the prior two years the person is a relative of the company's controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person's control, have or had any affiliation with us or with a  controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company's most senior finance officer.  Under the Companies Law, "affiliation" includes:

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

In addition, a person may not serve as an outside director:

•
if the person or his or her relatives, partners, employers, supervisors or entities under the person's control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

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

In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC, NASDAQ and the Companies Law.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

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

Compensation Committee.  Our compensation committee consists of three directors, Dr. Shlomo Shamir, Alexander Milner and David Assia, one of our outside directors.  The compensation committee's duties include making recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Investment Committee.  Our investment committee consists of three directors, Guy Vaadia, Yosi Shahror and David Assia, our outside director.  The investment committee's duties include reviewing and making recommendations to the board of directors regarding the company's investment policies.  The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

Chairman of the Board

Under the Companies Law, the general manager of a company or his or her relatives shall not serve as the chairman of the board of directors, and the chairman of the board of directors or his or her relatives may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Companies Law.  In any event, the shareholder vote cannot authorize such appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not fill any other position at the company or in any entity controlled by the company, other than the chairman of the board of directors of a controlled entity, and the company shall not designate the chairman with duties that are, directly or indirectly, subordinate to the general manager.

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

D.  Employees

As of December 31, 2011, we had 252 employees, of whom 185 were in operations, 28 were in sales and marketing, and 39 were in general and administration; as of December 31, 2010, we had 274 employees, of whom 220 were in operations, 24 were in sales and marketing, and 30 were in general and administration; and as of December 31, 2009, we had 215 employees, of whom 169 were in operations, 20 were in sales and marketing, and 26 were in general and administration.  Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 9 employees in the MSS business as of December 31, 2011, of whom 5 were in operations and 4 in sales and marketing; 9 employees in the MSS business as of December 31, 2010, of whom 5 were in operations and 4 in sales and marketing; and 7 employees as of December 31, 2009, of whom 3 were in operations and 4 in sales and marketing.

As of December 31, 2011, 238 of our employees were located in Israel and 14 employees were located in the United States; as of December 31, 2010, 257 of our employees were located in Israel and 17 employees were located in the United States; and as of December 31, 2009, 201 of our employees were located in Israel and 14 employees were located in the United States.  Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor.  These provisions principally concern the maximum length of the work day and the work week for employees.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index.  The amounts and frequency of such adjustments are modified from time to time.  In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

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

2006 Israel Equity Incentive Plan

We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2006 Israel Equity Incentive Plan, as amended in June 2011, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102.  The total number of ordinary shares that are available for grant under our plan is 961,397, which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

On January 25, 2010, we granted our two outside directors options to purchase 14,880 ordinary shares with an exercise price of $12.50 per share.  The options vest in three equal annual installments, commencing on the first anniversary of the grant date.  During the year ended December 31, 2011, we granted the Chairman of our board of directors options to purchase 260,198 ordinary shares at an exercise price of $6.87 per ordinary share.  As of December 31, 2011, we had outstanding options under the plan to purchase 275,078 ordinary shares.  As of December 31, 2011, no other awards were outstanding under the plan.

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

A.  Major shareholders

The following table shows information as of March 1, 2012 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 ordinary shares outstanding as of March 1, 2012.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of March 1, 2012.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Hanegev Street, PO Box 1056, Airport City 70100, Israel. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
David Rivel (2)	2,268,740	12.91%
Itzik Zion	-	-
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	12,000	*
David Assia (3)	13,960	*
Amit Ben-Yehuda	3,336	*
Vered Levy-Ron (3)	4,960	*
Alexander Milner	-	-
Ron Oren	-	-
Yosi Shahror	-	-
Guy Vaadia	-	-
All directors and officers as a group (14 persons)(2)(3)	2,341,996	13.31%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
_______________________

                   *  Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of March 1, 2012.

(2)
Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; (iv) 50,400 ordinary shares at an exercise price of $7.45 per share; and (v) 63,000 ordinary shares at an exercise price of $8.35 per share.  These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Includes vested options to purchase our ordinary shares.

(4)
Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 1, 2012, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 1, 2012, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)
Based on Schedule 13G/A filed with the SEC on January 19, 2012 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of March 1, 2012, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

Based on Schedules 13G/A filed with the SEC by Del-Ta Engineering Equipment Ltd. and David Rivel on January 19, 2010, February 2, 2011 and on February 6, 2012 and on other information provided to us, (A) during 2009, InterGamma International Trade Founded by InterGamma Investments Co., acquired 85,420 ordinary shares in ordinary brokerage transactions, and (B) during 2010, InterGamma International Trade Founded by InterGamma Investments Co., acquired 200,000 ordinary shares in ordinary brokerage transactions, and Del-Ta Engineering Equipment Ltd. acquired 53,500 ordinary shares in ordinary brokerage transactions.  We have not been notified of any transactions in our ordinary shares by our principal shareholders during 2011. We were notified by Kardan Communications Ltd. that it has pledged all its ordinary shares of the company in favor of a bank to secure a bank loan. We were notified by Del-Ta Engineering Equipment Ltd. that it has pledged 2,600,000 of its ordinary shares of the company in favor of a bank to secure a bank loan.

According to our transfer agent, as of March 1, 2012 we had 2  holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 4,991,516 ordinary shares representing approximately 28.8% of the outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.  Related party transactions

Shareholders Agreements

Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal.  The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  We have been advised by these principal shareholders that in November 2011, the term of the agreement was extended until November 2014.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our Chief Executive Officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our Chief Executive Officer.

In October 2006, our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, entered into an agreement providing each principal shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each principal shareholder shall have the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale.  The agreement has an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder's holdings represent less than 10% of our outstanding share capital. We have been advised by these principal shareholders the term of the agreement was automatically extended

Registration Rights Agreement

Our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, to whom we refer to as the entitled shareholders, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities and we agreed to use our best efforts to assist such entitled shareholders in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.

Management Services Agreement

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications.  This agreement provided initially for a one year term and renewed automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider.  Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.  In June 2011, the management services agreement was amended to provide that the term of the agreement shall extend until June 2014 at which time the agreement will automatically renew for successive one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  The payments pursuant to this agreement totaled $398,000 in each of 2009, 2010 and 2011.

Employment Agreements

In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom Communications L.R. Ltd., or Datacom, a company controlled by Mr. Rivel, which was subsequently amended in September 2006 and December 2011, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  We believe this agreement is equivalent to an employment agreement.  The term of the agreement was originally through December 31, 2011, which term was extended in December 2011 until June 30, 2012.  Either party may terminate the agreement upon 180 days' prior written notice.  If the agreement is terminated as a result of Mr. Rivel's death, we will pay Datacom a fee in the amount of $300 thousand plus VAT.

Pursuant to the agreement, Datacom is entitled to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT as compensation for Mr. Rivel's services as our Chief Executive Officer.  Datacom is also entitled to a bonus of 6% of our annual net income up to $1 million, 8% of our annual net income above $1 million and up to our historical highest annual net income, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income.  For the six months ended June 30, 2012, Datacom shall be entitled to a pro rata portion of the annual bonus based on full fiscal year 2012 results. For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income.  We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares.  The options vested in five installments over a period of four years, beginning on December 31, 2006, when approximately 1₪6 of the options vested.  These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share.  The vested options will expire 6 months following termination of the services agreement in June 30, 2012. As of March 1, 2012, all of the options are vested, and none of the options have been exercised by Mr. Rivel.

We have also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom during 2012 for any reason other than as a result of Mr. Rivel's death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 thousand.

Consulting Agreement.  In December 2011, we entered into a consulting agreement with Datacom, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as our Chief Executive Officer on June 30, 2012, we may continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Datacom will provide consulting services to the company, as requested and directed from time to time by the company's Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, we will pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments per year, and reimburse Datacom for certain car expenses incurred by Mr. Rivel not to exceed NIS 17,500 plus VAT per month until February 2013.

Lior Rival and Maya Rival.  We also have employment agreements with Lior Rival, our Vice President – Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Vice-President Operations, who is the daughter of David Rivel.  These agreements can be terminated at will without notice, except as required by Israeli law.  Lior Rival is also entitled to an annual bonus subject to compliance with criteria based on our annual gross profit.  The compensation paid to Lior Rival and Maya Rival is included in the aggregate direct compensation amount reported under Item 6 "Directors, Senior Management and Employees – Compensation."

Chairman Services Agreement

In June 2011 we entered into a Chairman Services Agreement with a company controlled by Dr. Shlomo Shamir, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Dr. Shamir to the company, the company is entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  Pursuant to its terms, the Chairman Services Agreement is effective until June 30, 2012, and, subject to Dr. Shamir continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.

In addition, in June 2011, we granted Dr. Shamir options to purchase 260,198 Ordinary Shares at an exercise price of $6.87, vesting over a period of 4 years, subject to certain time vesting criteria related to the average trading price of our ordinary shares on NASDAQ.

Until May 2011, we paid the former Chairman of our board of directors, Mr. Gilad Ramot, a monthly fee of $5,000 and an annual bonus not to exceed $60,000 in accordance with the Chairman Services Agreement that was in effect at such time between Mr. Ramot and the company.  Such agreement terminated in May 2011 when Mr. Ramot resigned from serving as Chairman of our board of directors.

Commercial Agreements

1.
We entered into various service agreements with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 30.13% of the share capital and one of our directors serves as a director.  Under these agreements, BFTV LLC agreed to purchase from us certain playout and uplink services in consideration for an aggregate monthly payment of approximately $79,555, as of February 2012.  The agreements are due to expire through September 2014.

2.
We entered into various service agreements with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 54.23% of the share capital and one of our directors serves as a director.  Under these agreements IVP-Ivory Video Productions Ltd. agreed to purchase from us certain uplink and connectivity services, in consideration for an aggregate monthly payment of approximately – $12,700 and ˆ13,000, as of February 2012.  The agreements are due to expire through December, 2014.

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

Legal proceedings

We are, from time to time, subject to various asserted or unasserted legal proceedings and claims.  Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management's attention and resources from our operations.  While management believes we have adequate insurance coverage and we accrue loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

On May 25, 2008, Screenpeaks Ltd., a former Israeli customer of our company, filed a claim with the Tel Aviv District Court against the Israeli Ministry of Communications, or the MOC, and our company for damages in the amount of NIS 23.0 million plus value-added tax (approximately $6.1 million).  Screenpeaks alleges that we unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC.  The MOC filed a Notice to a Third Party against us asserting that if the MOC be held liable for damages to Screenpeaks, then we should indemnify it for such damages.  On June 13, 2011, the Tel Aviv District Court dismissed the claim following Screenpeaks' request to withdraw its original claim.

On November 4, 2010, we received an indictment filed against our company by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at our Re'em Teleport, without proper permits.  A hearing over the indictment is scheduled for March 21, 2012. In the opinion of our legal advisers, the minimum fine which will be imposed on our company, if the company is convicted, will be NIS 10,000 (approximately $2,800).  However, the court has discretion to impose higher fines.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation – Israeli Regulation – Local Building and Zoning Permits."

During 2010, our Chief Executive Officer received a summons to an investigation under warning at the Enforcement and Regulation Administration at the Israeli Ministry of  Industry, Trade and Labor, or MOITAL, for the suspected violation of Section 6B of the Israeli Minimum Wage Law and Section 2 to the Israeli Equal Opportunities at Work Law, following a complaint filed by a former employee of our company whose employment was terminated while allegedly undergoing fertility treatments.  Following its investigation, on March 2, 2011, MOITAL notified us that it decided to close the file with respect to the suspected violation of Section 6B of the Israeli Minimum Wage Law with a warning.  The investigation in respect of the suspected violation of the Israeli Equal Opportunities at Work Law was concluded and this file was also closed.

Dividend policy

We distributed to our shareholders cash dividends of $8.5 million, $6.6 million and $4.2 million in 2009, 2010 and 2011, respectively.

Our board of directors has adopted a dividend policy to distribute not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our board of directors. Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  Dividend declaration is not guaranteed and is subject to our board of directors' sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

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

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2011.

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

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2007	$26.50	$10.35
2008	$19.99	$7.27
2009	$15.68	$9.50
2010	$12.50	$6.70
2011	$8.03	$3.77

2010
First quarter	$12.50	$9.52
Second quarter	$12.11	$8.54
Third quarter	$9.05	$7.02
Fourth quarter	$9.25	$6.70

2011
First quarter	$8.03	$7.10
Second quarter	$7.75	$6.62
Third quarter	$6.92	$5.10
Fourth quarter	$5.52	$3.77

Most recent six months

September 2011	$5.97	$5.10
October 2011	$5.52	$5.05
November 2011	$5.22	$4.35
December 2011	$4.50	$3.77
January 2012	$4.58	$3.50
February 2012	$4.60	$3.96
March 2012 (through March 6, 2012)	$4.21	$3.95

On March 6, 2012, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $3.95 per share.  According to our transfer agent, as of March 1, 2012 there were 5 holders of record of our ordinary shares.

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

Ordinary Shares

Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share.  As of March 1, 2012, we had 17,346,561 ordinary shares outstanding.

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

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1₪3% of the voting power.  A meeting adjourned for lack of a quorum will be adjourned to the next day at the same time and place, or any time and place as our directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of the issued and outstanding share capital.  The chairman of the board of directors presides at each of our shareholders meetings.  The chairman of the meeting does not have an additional or casting vote.

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

o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

•	reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action in which the office holder is found innocent, or

o	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

Limitations on Exculpation, Indemnification and Insurance

Under the Companies law, there are certain general limitations on the ability of an Israeli company to indemnify, insure or exculpate an office holder.  A company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company.  In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

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

Item 4.D. "Information on the Company – Property, plants and equipment."
Amendment No. 1 to Management Services Agreement, dated June 28, 2011, among the registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd.	Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Management Services Agreement."
Consulting Agreement, dated December 29, 2011, between the registrant and Datacom Communications L.R. Ltd.	Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements – Consulting Agreement."

Each summary of a material contract is qualified in its entirety by the text of the material contract (or summaries thereof), which is filed as an exhibit to this Annual Report.

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

Corporate Tax Structure in Israel

Israeli companies were subject to corporate tax at the rate of 25% of their taxable income in 2010 and at the rate of 24% of their taxable income in 2011.  The rate was 26% for 2009 and is 25% in 2012 and subsequent years.

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

In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the Israeli consumer price index.  Accordingly, these amounts were adjusted until the end of the 2007 tax year after which they ceased to be further linked to the Israeli consumer price index.

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

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income withholding at the rate of 25% on dividends that they receive from us.  This tax will be withheld at the source.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.  Under the tax treaty, dividends received by a United States company that holds at least 10% of our voting rights will be subject to reduced withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met.  Dividends paid from income attributable to an Approved Enterprise (as described below) are subject to tax, which is withheld at the source, at the rate of 15%.

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel).  The Israeli Income Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus."  Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  Real Gain is the excess of the total capital gain over the Inflationary Surplus.  Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel, such as the NASDAQ Global Market, and provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% of the voting rights in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

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

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%).  If the dividend is distributed during the benefit period or within the following 12 years (the 12-year limitation does not apply to a foreign investor's company), the dividend recipient is taxed at the reduced withholding tax rate of 15%.  After this period, the withholding tax rate is up to 25%.

We were granted in 2006 an "Approved Enterprise" status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions. In 2009, we realized tax reductions resulting from the "Approved Enterprise" status in an aggregate amount of $114 thousand.  In 2010 the corporate tax rate was reduced to 25%, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011, the Law for Encouragement of Capital Investments, 1959 ("Amendment No. 68") was passed by the Knesset.  In accordance with Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions and elect to be taxed pursuant to Amendment No. 68 (each, a "Preferred Enterprise") will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 and 2014 the tax rate will be 12.5%, and from 2015 onward the tax rate will be 12%. We are in the process of examining our eligibility for the preferred tax rate mentioned above, and have not yet elected Preferred Enterprise tax treatment.

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

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income.

You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of ordinary shares.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties; and (iii) interests in foreign entities.  The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the return on which to report the relevant information.  However, once the Internal Revenue Service issues the return, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such return.  U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ordinary shares.

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

F.  Dividends and paying agents

Not applicable.

G.  Statements by experts

Not applicable.

H.  Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.  As a "foreign private issuer," we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the SEC. The reference to our website is an inactive textual reference only and the information on, or accessible through, our website is not part of this Annual Report.

This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

Securities and Exchange Commission
100 F Street, NE
Public Reference Room
Washington, D.C. 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at RRsat Building, Hanegev Street, PO Box 1056, Airport City 70100, Israel.

I.  Subsidiary information

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  During 2011, 59% of our revenues and 47% of our expenses were in U.S. dollars.  Although our functional currency is the U.S. dollar, approximately 32.8% of our revenues in 2011 and approximately 34% of our cost of revenue in 2011 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in NIS, as well as a small portion of our agreements with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  Further, if more customers or vendors will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.  In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers.  Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations.  To date, we have not engaged in hedging transactions.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.

As of December 31, 2011, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and one brokerage firm located in the United States based on our investment policy, reviewed from time to time under the supervision of the investment committee of our board of directors, and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion, we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2011, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq's satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania.  The remainder $26.9 million were in cash equivalents, short term deposits and marketable securities.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to provide reasonable assurance (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's' rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management's assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2011.

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

Our board of directors has determined that Mr. David Assia is an "audit committee financial expert" and that he is independent under the applicable SEC rules and NASDAQ Marketplace Rules.

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

	Year Ended December 31, 2010	Year Ended December 31, 2011
	(in thousands)
Audit fees	$148	$154
Audit-related fees	15	16
Tax fees (1)	20	21
All other fees	15	15
Total	$198	$206
_______________________

(1)
"Tax fees" are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee's pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.  In 2011, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy.  Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

See Item 3.D. "Key Information – Risk factors – Risks relating to our operations in Israel – As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, etc.," Item 6.C. "Directors, Senior Management and Employees – Board practices", and Item 10.B. "Additional Information – Memorandum and articles of association" for a description of the significant ways in which the registrant's corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F- 45 below.

ITEM 19.	EXHIBITS

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

4.3
Amendment to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant's Form 6-K for May 2011, filed on May 25, 2011).

4.4
Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 10.8 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.5	Amendment No. 1 to Management Services Agreement, dated June 28, 2011, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew).
4.6	Consulting Agreement, dated December 29, 2011, between the Registrant and Datacom Communications L.R. Ltd.
4.7
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

4.10
Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc. (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.11
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

4.13
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.14
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.15
Special License to Render Telecommunication Services, Amendment No. 5, issued to the registrant on January 12, 2011, by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.12 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).

4.16
Amendment to Network Services Distribution Agreement, dated March 23, 2010, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.17
Unprotected Lease Agreement, dated March 28, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (translated from Hebrew) (incorporated herein by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.18
Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (Translated from Hebrew) (incorporated herein by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.19
Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant (English summary of Hebrew original) (incorporated herein by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1 13.2
Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.

+	Confidential treatment granted by the SEC as to certain portions.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of December 31, 2011

RRsat Global Communications Network Ltd.
and its Subsidiaries

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRsat Global Communications Network Ltd.:

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying managment report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 13 2012

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets

In thousands except share data

		December 31	December 31
	Note	2010	2011
Current assets
Cash and cash equivalents	1E; 2	$13,091	$14,443
Marketable securities	1G; 3	22,516	18,764
Accounts receivable:
Trade (net of provision for doubtful accounts of $5,641
and $6,892 as of December 31, 2010 and 2011 respectively)	1H	19,860	19,402
Other	4	1,312	686
Fair value of embedded currency conversion derivatives	1T	893	206
Deferred taxes	1P; 14	1,657	2,449
Prepaid expenses		2,145	2,223

Total current assets		61,474	58,173

Fair value of embedded currency conversion derivatives	1T	1,185	591

Deposits and long-term prepaid expenses	5	2,201	2,043

Long- term land lease prepaid expenses	1K; 10D	7,709	7,642

Deferred taxes	1P; 14	501	-

Assets held for employees severance payments	1I	2,015	1,757

Fixed assets, at cost, less accumulated
depreciation and amortization	1J; 6	40,779	45,495

Goodwill	1L; 15	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1M; 15	897	586

Total assets		$120,495	$120,021

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets (Continued)

In thousands except share data

		December 31	December 31
	Note	2010	2011
Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade		$13,194	$11,547
Other	7	2,510	2,335
Fair value of embedded currency conversion derivatives	1T	349	990
Deferred income	1Q; 8	8,456	8,787

Total current liabilities		24,509	23,659

Long-term liabilities
Deferred income	1Q; 8	7,619	7,192
Fair value of embedded currency conversion derivatives	1T	772	980
Liability in respect of employees severance payments	1S; 9	2,058	1,819
Deferred taxes	1P; 14	1,125	1,664

Total long-term liabilities		11,574	11,655

Total liabilities		36,083	35,314

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary shares NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2010 and 2011; 17,346,561
shares issued and fully paid as of
December 31, 2010 and 2011)		40	40
Additional paid in capital		52,893	53,010
Retained earnings		31,555	31,727
Accumulated other comprehensive loss		(76)	(70)

Total shareholders’ equity		$84,412	$84,707

Total liabilities and shareholders’ equity		$120,495	$120,021

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2009	2010	2011

Revenues	1Q; 12	$93,687	$102,027	$112,920
Cost of revenues		64,548	75,962	86,939

Gross profit		29,139	26,065	25,981
Operating expenses
Sales and marketing		5,554	6,380	7,067
General and administrative		8,391	9,194	10,130

Total operating expenses		13,945	15,574	17,197

Operating income		15,194	10,491	8,784
Interest and marketable securities income	13	639	681	400
Currency fluctuation and other financing
income (expenses), net		299	(1,268)	(740)
Changes in fair value of embedded currency
conversion derivatives	1T	(1,326)	1,254	(2,130)
Other income (expenses), net		26	-	(1)
Income before taxes on income		14,832	11,158	6,313
Income taxes	1P; 14	3,254	2,448	1,978
Net income		$11,578	$8,710	$4,335

Income per Ordinary Share	1O
Basic income per Ordinary Share		0.67	0.50	0.25

Diluted income per Ordinary Share		0.67	0.50	0.25

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		17,310,005	17,330,024	17,346,561

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share		17,399,324	17,380,677	17,346,561

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

* Less than $1 thousend

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (continued)

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

Changes during 2011

Stock based
compensation	-	-	117	-	-	117
Dividend paid
$0.15 per share	-	-	-	(2,602)	-	(2,602)
Dividend paid
$0.09 per share	-	-	-	(1,561)	-	(1,561)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $15	-	-	-	-	(40)	(40)
Other comprehensive
income -reclassification
adjustments for loss
of marketable securities,
net of tax effect of $15,
reclassified into income	-	-	-	-	46	46
Net income	-	-	-	4,335	-	4,335
Total comprehensive
income	-	-	-	4,335	6	4,341
Balance as of
December 31, 2011	17,346,561	$40	$53,010	$31,727	$(70)	84,707

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2009	2010	2011
Cash flows from operating activities
Net income	$11,578	$8,710	$4,335

Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	5,584	6,454	8,477
Provision for doubtful account	2,421	2,024	2,217
Deferred taxes	(1,346)	107	248
Discount accretion and premium amortization
of held- to- maturity securities, net	299	(15)	-
Discount accretion and premium amortization
of available- for- sale securities, net	(396)	(422)	(325)
Changes in liability for employee severance payments, net	(38)	8	19
Capital gains on sale of fixed assets, net	(26)	-	1
Stock- based compensation	415	372	117
Changes in fair value of embedded currency
conversion derivatives	1,326	(1,254)	2,130
Loss (profit) from trading securities, net	(340)	(164)	158

Changes in assets and liabilities:
Increase in accounts receivable - trade	(7,959)	(5,119)	(1,759)
Decrease (increase) in accounts receivable - other	(142)	(753)	626
Increase in prepaid expenses, net	(594)	(161)	(78)
Decrease (increase) in deposits and
long-term prepaid expenses	761	(1,171)	158
Increase (decrease) in accounts payable	2,483	(283)	17
Increase (decrease) in deferred income	2,928	1,018	(96)

Net cash provided by operating activities	$16,954	$9,351	$16,245

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2009	2010	2011

Cash flows from investing activities
Investment in fixed assets	$(7,955)	$(15,265)	$(14,657)
Investment in other assets	(161)	-	(27)
Proceeds (investment) in short- term deposits	(9,900)	9,900	-
Investment in available- for- sale securities	(16,804)	(10,298)	(8,005)
Increase in trading securities, net	(13)	(37)	(231)
Proceeds from available- for- sale securities	1,846	10,281	12,161
Proceeds from held- to- maturity securities	4,652	780	-
Proceeds from sale of fixed assets	53	-	29

Net cash used in investing activities	$(28,282)	$(4,639)	$(10,730)

Cash flows from financing activities
Dividend paid	$(8,480)	$(6,562)	$(4,163)
Net cash used in financing activities	$(8,480)	$(6,562)	$(4,163)

Increase (decrease) in cash and cash equivalents	$(19,808)	$(1,850)	$1,352

Balance of cash and cash equivalents at beginning
of year	$34,749	$14,941	$13,091

Balance of cash and cash equivalents at end of year	$14,941	$13,091	$14,443

A. Non-cash transactions

Investment in fixed assets	$679	$3,132	$1,293

B. Supplementary cash flow information

Income taxes paid, net	$5,208	$3,027	$1,694

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

C.	Functional and reporting currency

The currency of the primary economic environment in which the Company operations are conducted is the U.S. dollar. Therefore it has been determined by the Company that the functional currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

D.	Principle of Consolidation

The accompanying consolidated financial statements include the accounts of RRsat Global Communications Network Ltd. and its owned subsidiaries (collectively, the Company).  All intercompany balances and transactions have been eliminated in consolidation.

E.	Cash and cash equivalents

Cash and cash eqvivalents consist of cash and deposits with original maturity of three months or less from the date of invesment.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

F.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allocation of fair value of assets and liabilities in acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

G.	Marketable securities

Marketable securities at December 31, 2010 and 2011 consist of corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

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

The company applies ASC 320-10 and ASC 958-320, “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320-10 and ASC 958-320). When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

H.	Provision for doubtful accounts

The financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from account recivables for which the collection is not reasonably probable.  Doubtful  debts, which according to Company’s management opinion are unlikely to be collected, are written-off  from the Company’s books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of the recievable balance, an evaluation of the security received from them and past experience. The changes in the provision during the year:

	Year ended December 31
	2009	2010	2011

Opening balance	$2,188	$4,484	$5,641
Additions during the year	2,421	2,024	2,217
Deductions during the year	(125)	(867)	(966)

Closing balance	$4,484	$5,641	$6,892

I.	Assets held for employees severance benefits

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

J.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method over the estimated useful lives of the assets using the following annual rates:

%
Buildings and infrastructure	2.5 - 5
Communication equipment	10-15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized over the shorter of their
estimated useful life of the assets or expected lease terms	10

K.	Operating lease

The Company classifies lease agreements, under which the lessor substantially assumes all risks and rewards of ownership, as an operating lease. Payment made under operating lease are recognized in the statements of operation on a straight line basis over the term of the lease.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

L.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, on December 31 or upon the occurrence of a trigger event. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In November 2008, the Company acquired from Bezeq The Israeli Telecommunication Corporation Ltd. ("Bezeq") its satellite business including the Bezeqsat and "711" business units (services to television and radio brand casting companies and mobile satellite communication services) and real property and assets of the Emeq Haela teleport located in Israel. As a result of the acquisition, the Company enhanced its infrustructure and service offering. The aggregate purchase price was $15,573 and was paid in cash. The Company has accounted for this acquisition as business combination.

The goodwill recorded in the acquisition from Bezeq represents future synergy in the Company’s content management and distribution services resulting from the use of the Emeq Haela facility for expanding its business.

No impairment loss was recognized in 2010 and 2011. See also Note 15.

M.	Intangible Assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

Amortization
percentage

Franchise agreement	18-33
Brand name	18.2
Customer relationship	18-33
Licenses	10

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2010 and 2011.

N.	Stock compensation plans

The Company accounts for its directors and employees stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all stock- based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the awards at the grant date, ultimately expected to vest (net of forfeitures).

The Company recognizes the cost of awards with graded vesting based on a straight- line method, and of awards with conditional vesting on market performences conditions based on graded method.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

O.	Income per Ordinary Share

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

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2009	2010	2011
Income per Ordinary Share
Net income attributable to Ordinary Shares	$11,578	$8,710	$4,335
Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	17,310,005	17,330,024	17,346,561
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	89,319	50,653	-

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	17,399,324	17,380,677	17,346,561

Basic income per Ordinary Share	0.67	0.50	0.25

Diluted income per Ordinary Share	0.67	0.50	0.25

P.	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely then not, that the Company will not be able to realize their benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

Q.	Revenue recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed or determinable and the collection of the resulting receivable is probable. Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional one to five years. Deposits received in advance are classified as deferred revenue and not recognized as revenues until the related services are provided.

Indirect taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operation.

R.	Impairment of long-lived assets

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

S.	Liability in respect of employees severance payments

The Company records its obligation with respect of employees severance payments as if it was payable at each balance sheet date (the “shut-down method”). The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee in Israel multiplied by the number of years of employment as of the balance sheet date. Employee benefits subject to section 14 of the Israel Severance pay law- 1963 are accounted for as defined contribution plans (see note 9).

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

T.	Fair value of embedded currency conversion derivatives

The Company accounts for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”, based on the future non cancelable contractual term.  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

U.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are deposited with several major financial institutions in Israel and the U.S. The Company invests in securities with original maturity dates of up to four years with credit ratings of A- and above.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical  dispersion of the Company's customer base and the Company's policy of requiring collateral on sales to customers.

V.	Fair Value Measurements

The Company adopted  ASC Topic 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

W.	Recently issued accounting standards

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220)- Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012. Other than the presentational changes that will be required by ASU 2011-05, the adoption of ASU 2011-05 is not expected to have any significant impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)- Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amends certain fair value principles to improve comparability between GAAP and International Financial Reporting Standards regarding fair value measurements and disclosures. In addition, ASU 2011-04 requires entities to disclose, among others: (1) quantitative information about the significant unobservable inputs used for Level 3 measurements; (2) qualitative information regarding the sensitivity of Level 3 measurements to changes in related unobservable inputs and (3) the amounts of any transfers between Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. ASU 2011-04 will become effective during interim and annual periods beginning after December 15, 2011. The company is currently assessing the impact of adoption of ASU 2011-04 may have on its consolidated financial statements.

In September 2011, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-08, Testing Goodwill for Impairment (Accounting Standards Codification (ASC) Topic 350). Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity has also the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

X.	Reclassification

The company reclassified a portion of the "Fair value of embedded conversion derivatives" presented on the balance sheet as of December 31, 2010 from short term to long term in order to be consistent with current period presentation, so that the sum of $1,185 and $772 were reclassified from short term "Fair value of embedded conversion derivatives" to long term "Fair value of embedded conversion derivatives" in the assets and liabilities, respectively, for the year ended December 31, 2010.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 2 - Cash and Cash Equivalents

	December 31	December 31
	2010	2011

Denominated in U.S. dollars	$11,034	$10,576
Denominated in Euro	1,947	3,361
Denominated in NIS	108	318
Other	2	188

	$13,091	$14,443

Total decrease in cash and cash aqוivalents balance in 2011 that is due to changes in exchange-rate differences totaled $319 (in 2010 - a decrease of $315).

Note 3 - Marketable Securities

A.

	December 31	December 31
	2010	2011

Trade	$1,593	$1,666
Available for sale	20,923	17,098

	$22,516	$18,764

B.	The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	(losses)	Fair value
As of December 31, 2011
Available- for- sale:
Corporate debentures- current	$14,347	$83	$(191)	$14,239
Governmental debentures- current	2,847	20	(8)	2,859
	$17,194	$103	$(199)	$17,098

As of December 31, 2010
Available- for- sale:
Corporate debentures- current	$18,207	$42	$(161)	$18,088
Governmental debentures- current	2,816	31	(12)	2,835
	$21,023	$73	$(173)	$20,923

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 3 - Marketable Securities (cont’d)

C.	Available-for-sale securities are classified as short-term interest-bearing investments on the Company balance sheet.

As of December 31, 2011, the Company's Available-for-sale securities had the following maturity date:

Market Value
Within One year	$2,745
1 to 2 years	3,199
2 to 3 years	4,613
3 to 4 years	4,190
Thereafter	2,351
$17,098

D.
Proceeds from the sale of investment securities available for sale were $12,161  in 2011 (2010- $10,281) ; gross realized gains included in interest and marketable securities income in 2011 were $61 (2010-gross realized gains of $31).

E.
The Company also maintains a $1,666 portfolio of investment securities classified as trading (December 31 2010 and 2009- $1,593 and $1,395, respectively). Net realized losses on trading securities during the year ended December 31 2011 were $174 (For year ended December 31 2010 and 2009- net realized gains were $187 and $281, respectively), and are included in interest and marketable securities income. Net unrealized gains on trading securities held at year end and included in interest and marketable securities income for 2011 were $18 (Net unrealized gains (losses), for 2010 and 2009- ($23) and $59, respectively).

F.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

At December 31, 2011	Total (all less than 12 months)
	Unrealized
	losses	Fair value
Available for sale:
Corporate debentures	$(191)	$6,930
US Agency and other governmental
debentures- current	(8)	755
	$(199)	$7,685

At December 31, 2010	Less than 12 months
	Unrealized
	losses	Fair value
Available for sale:
Corporate debentures	$(161)	$9,619
US Agency and other governmental
debentures- current	(12)	776
	$(173)	$10,395

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 3 - Marketable Securities (cont’d)

The unrealized losses on investments in U.S goverment or goverment agencies and corporate debt securities were caused mainly by current market conditions. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

Note 4 - Other Receivables

	December 31	December 31
	2010	2011

Government institutions	$1,261	$641
Other	51	45

	$1,312	$686

Note 5 - Deposits and long-term prepaid expenses

	December 31	December 31
	2010	2011

Long-term deposits (1)	$166	$152
Prepaid expenses (2)	2,035	1,891

	$2,201	$2,043

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to three months of long-term service agreements with suppliers.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31	December 31
	2010	2011

Land	$379	$379
Building	10,762	12,170
Communications equipment	47,266	54,631
Office furniture and equipment	3,022	5,287
Motor vehicles	759	802
Leasehold improvements	4,568	6,145
	66,756	79,414
Accumulated depreciation and amortization	25,977	33,919

Fixed assets , net	$40,779	$45,495

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 are $ 5,175, $6,058 and $8,072, respectively.

Note 7 - Accounts Payable - Other

	December 31	December 31
	2010	2011

Liabilities regarding employees	$1,598	$1,282
Government institutions	39	1
Accrued expenses	596	720
Related parties	55	34
Other	222	298
	$2,510	$2,335

Note 8 - Deferred Income

Deferred income represents advance payments approximating the last one to three months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2027.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 9 - Liability in Respect of Employees Severance Payments

A.
Under Israeli law and labor agreements, the Company is required to make severance payments to retired or terminated employees and to employees leaving employment in certain other circumstances. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partialy funded by amounts deposited with severance pay funds and insurance companies which are included in non current assets.

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

C.	Expenses recorded in respect of provision for employees severance payments for the years ended December 31, 2009, 2010 and 2011 are $ 384, $428, and $31, respectively.

Note 10 - Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities and car leasing, the last of which will end by July 31, 2015 and which have some extension options. In addition, the Company is engaged in long-term operating network leases (the last of which will end by December 2017). The annual payments the Company is committed to pay over the next  five years and thereafter (including the options), as of December 31, 2011, are as follows:

2012	$49,492
2013	33,491
2014	22,422
2015	16,219
2016 and thereafter	15,755

$137,379

Operating lease expenses under long- term operating network leases for the years ended December 31, 2009, 2010 and 2011 were $45,900, $50,990 and $58,601 respectively. Rental expenses under the lease agreements for the years ended December 31, 2009, 2010 and 2011 are $327, $436 and $625 respectively.

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2010	2011

Guarantees provided by the banks to third parties	$2,270	$2,671

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

C.
The Company has two lines of credit provided to it by Bank Igud (approximately $2.6 million) and Bank Leumi (approximately $0.4 million). From time to time the Company uses its lines of  credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

D.	Long term land lease prepaid expenses includes prepaid expenses in two sites in Israel.

On March 11, 2007, the Israel Land Administration (ILA), authorized to allocate the Company a parcel of land of approximately 538,200 square feet near Galon, Israel. In May 2007, the Company and the ILA entered into a development agreement pursuant to which the Company undertook to commence building a teleport on the site within eighteen months as of the date the approval of the allocation of the land, and to finish the building by no later than April 1, 2010. As part of this agreement, the Company paid $1,121 for the land lease.

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

In November 2008, the Company acquired the Emek Ha'ela teleport in Emek Ha'ela, Israel, from Bezeq, The Israel Telecommunications Corp. Limited.  The Company acquired approximately 26.5 acres for the amount of $6,835 pursuant to a forty-nine year lease with the Israel Land Administration, which is set to expire in May 2042.  The Company also have an option to extend the lease for an additional forty-nine years. The Company is not required to make any additional payments under the lease unless the Company elect to exercise the option to extend the lease beyond 2042.  The teleport also includes a facility with approximately 42,000 square feet.

E.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site expired on October 20, 2009.  The Company applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011. On March 20, 2011 the Company appealed the decision to the District Building and Zoning Appeals Committee.

On April 27, 2011 an appeal hearing was held in front of the District Building and Zoning Appeals Committee which agreed to extend the relevant permits until April 1, 2012 subject to certain terms. Any further extension will also be subject to the Company filing a detailed plan for the Galon teleport site.

In addition on November 14, 2010, the Company received an indictment filed by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. The hearing regarding the indictment which was scheduled for November 2, 2011 was postponed and is now scheduled for March 21, 2012. In the opinion of the Company's legal advisers, the minimum fine which will be imposed on the Company, should it be convicted, will be NIS 10 (approximately $2.8). However, according to the law the court has discretion to impose higher fines.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

F.
On June 13, 2011 The Tel Aviv District Court ordered to dismiss the claim filed  by Screenpeaks Ltd. ("Screenpeaks"), a former Israeli customer, filed on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The dismissed claim  alleged that the Company unlawfully terminated services to the Screenpeaks pursuant to the instructions of the MOC. The plaintiff sought  damages from the Company and the MOC in the amount of NIS 23,000 not including VAT  (approximately $6,481 not including VAT ).

G.
On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company (hereinafter "Mr. Rivel's company")  regarding his compensation for management services. On November 28 ,2011 the Company announced that its Chief Executive Officer,Mr. David Rivel, will retire on June 30, 2012. Mr. Rivel’s previous contract with the Company, which was expired on December 31, 2011, was extended until June 30, 2012 to ensure a seamless transition. During this period Mr. Rivel will assist the Company’s Board of Directors in selecting and appointing a new CEO. After said date, Mr. Rivel will remain as an advisor to the Company and a member of the Company’s Board of Directors. The Company have also agreed with Mr. Rivel that following the expiration or termination of the agreement with Mr. Rivel's company during 2012 for any reason other than as a result of Mr. Rivel's death, the Company will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 thousand to be paid on a quarterly basis. In December 2011, the Company entered into a consulting agreement with  Mr. Rivel's company, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as the Company's Chief Executive Officer on June 30, 2012, the Company may continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Mr. Rivel's company will provide consulting services to the Company, as requested and directed from time to time by the company's Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, the Company will pay  Mr. Rivel's company an annual fee of $60 plus VAT, payable in four equal quarterly installments per year, and reimburse Mr. Rivel's company for certain car expenses incurred by Mr. Rivel not to exceed NIS 17.5 plus VAT per month until February 2013.

As a result, the remaining contracted term of the options granted to the CEO was extended until December 31, 2012.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 11 - Share Capital

A.		Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights.  The ownership or voting of Ordinary Shares by non-residents of Israel is not  restricted in any way by the Company’s memorandum of association, its articles of association or the  laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war  with Israel may not be recognized as owners of Ordinary Shares.

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

In connection with the Company's initial public offering in November 2006, the Company's license was amended to provide that the Company's entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depository was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of the Company's shares that do not result in the transfer of control of the Company are permitted without the prior approval of the Ministry of Communications, provided that:

●
In the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), the Company must notify the Ministry of Communications within 21 days of learning of such transfer; and

●
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
In US thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options

(1)	Options granted to the CEO

On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company (hereinafter "Mr. Rivel's company")  regarding his compensation for management services. According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter - the 2006 options). As of December 31,2011, all options are fully vasted. Each option entitles the holder to purchase one ordinary share of the Company.

As a result of the CEO's management services agreement extention (see note 10G), the remaining contracted term of the options granted to the CEO was extended until December 31, 2012.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2011:

					Aggregate
					intrinsic value
					as of
	Remaining		Grant date	Grant date	December 31,
Number of	contractual	Exercise	fair value per	intrinsic	2011
options	life (in years)	Price (in $)	Share (in $)	Value (in $)	(in $)

37,800	1	5.60	5.60	-	-
37,800	1	6.16	5.60	-	-
44,100	1	6.77	5.60	-	-
50,400	1	7.45	5.60	-	-
63,000	1	8.35	5.60	-	-
233,100					-

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(1)	Options granted to the CEO (cont'd)

The options activities are as follows:

			Weighted-
			Average
	Number of	Weighted average	grant-date
	shares	exercise price	fair value
Options outstanding at December 31, 2007, 2008, 2009
2010 and 2011	233,100	$6.99	$1.83

Options exercisable as at December 31, 2008	75,600	$5.88	$1.83

Options exercisable as at December 31, 2009	119,700	$6.20	$1.83

Options exercisable as at December 31, 2010	170,100	$6.58	$1.83

Options exercisable as at December 31, 2011	233,100	$6.99	$1.83

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
In US thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(2)	Restricted shares units granted to employees and directors (cont'd)

Restricted share units activity during the periods indicated is as follows:

Number of
restricted
shares units
Balance at January 1, 2010	19,845
Vested	(19,845)
Forfeited	-
Balance at December 31, 2010
and 2011	-

(3)	Options granted to outside directors

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

As of December 31, 2011, out of $39 unrecognized compensation cost as of grant date,  there was approximately $13 of unrecognized compensation cost related to non-vested options to be recognized over a period of 1 year by the straight-line method.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(4)	Options granted to Chairman of the Bord of Directors

On June 28, 2011, the Company granted Dr. Shlomo Shamir, the Company's Chairman of the Board of Directors, options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share.

Following is the vesting schedule for the above options:

● Tranche one: 86,733 Options (33.33%) vest after two years on June 28, 2013 only if the average closing price of the Shares on December 2012 on the NASDAQ equals or exceeds $12.50.

●  Tranche two: 86,733 Options (33.33%), together with any unvested portion of the first tranche, vest after three years on June 28, 2014 only if the average closing price of the Shares on December 2013 on the NASDAQ equals or exceeds $14.41.

●  Tranche 3: 86,732 Options (33.33%) together with any unvested portion of the first and second tranche, vest after four years on June 28, 2015 only if the average closing price of the Shares on December 2014 on the NASDAQ equals or exceeds $18.45.

Due to the nature of the vesting schedule the fair value of each option granted was on the date of grant using a Monte-Carlo simulation, assuming a dividend yield of 3.4% , and using the following assumptions:

(1)   Risk-Free rates, for the options granted, as both the exercise price and the share price are in U.S. Dollar terms, the annual risk free rates are the appropriate yield rates of non-index linked U.S. Federal Reserve treasury bonds for the expected term. The 7-year risk free interest rate was used to value the option. The rate equals to 1.19%.

(2) It is assumed that the chairman will retain his position until the maturity date of the options granted. Accordingly, the assumed forfeiture rate for the options is 0%.

(3) The volatility determination was based on the four- year historical stock price of the Company which is traded on the NASDAQ National Market and equals 49.93%.

As of December 31, 2011, out of $459 unrecognized compensation cost as of grant date,  there was approximately $376 of unrecognized compensation cost related to non-vested options to be recognized over a period of 3.5 years under a graded vested method. As of December 31, 2011, the remaining contractual life of these options is 6.5 years, and there is no aggregate intrinsic value.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(5)	Options Summarize:

The following summarizes the allocation of stock-based compensation charge for the 2006 options, the restricted share units granted and for the 2011 options granted to outside directors and Chairman of the Bord of Directors :

	Year ended December 31
	2009	2010	2011
Cost of revenues	81	67	-
Sales and marketing	101	85	-
General and administrative	233	220	117

	415	372	117

	Year ended December 31
	2009	2010	2011
Tax benefit recognized in respect
of stock- based compensation
expenses	58	142	27

The total number of ordinary shares that are available for grant under the Company's options plan is 961,397, which is reduced by two shares for each restricted share unit or restricted share that the Company grant under the plan and by one share for each option that the Company grant under the plan. As of December 31, 2011, the Company had outstanding options under the plan to purchase 275,078 ordinary shares (See items 3 and 4 above). As of December 31, 2011, no other awards were outstanding under the plan.

C.	Amendment to the Company's 2006 Israel Equity Incentive Plan

On  June 28, 2011, the Company's Shareholders approved an amendment to the Company's 2006 Israel Equity Incentive Plan (the "Plan") according to which the maximum aggregate number of Ordinary Shares which may be issued under the Plan was increased from 441,000 to 961,397  and the term of the Plan was extended until December 31, 2020.

The plan is under Section 102 of the Israeli Income Tax Ordinance which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 12 - Segments Results

ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of ASC 280-10 and is consistent with how business results are reported to the chief operating decision maker.

The Companys' segments are strategic business units that offer different communication services and are managed accordingly. As a result of the acquisitions of the 711 business unit  in November 2008 (see note 1J), the Company presents two operating segments. The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting  industries  (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The Company’s CODM (Chief Operating Decision Maker) does not review segment assets information in order to assess each segment performance. Furthermore, asset information is monitored at the corporate level and reported to the CODM on a total company basis versus a segment basis.

The following tables show components of results of operations by segment: Year ended December 31, 2011

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$8,334	$104,586	$112,920

Gross profit	$384	$25,597	$25,981

Sales and marketing			7,067
General and administrative			10,130

Operating income			$8,784

Financial expenses, net			(2,470)

Other expenses, net			(1)

Income before taxes on in income			$6,313

Depreciation and amortization	$506	$7,971	$8,477

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 12 - Segments Results (cont'd)

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 12 - Segments Results (cont'd)

Revenue is attributed to geographic region based on the location of the customers.

Revenues and long lived assets by geographic areas:
	Year ended December 31
Revenues:	2009	2010	2011

North America	$20,996	$24,464	$31,763
Europe	39,551	45,476	48,181
Asia	10,528	9,278	9,537
Israel	6,440	7,329	9,884
Middle East (other than Israel)	12,196	13,930	11,900
Rest of the world	3,976	1,550	1,655

	$93,687	$102,027	$112,920

Long lived assets:	December 31	December 31
	2010	2011

Israel	$39,526	$44,249
North America	5,884	5,566
Total	$45,410	$49,815

Note 13 - Interest and marketable securities income

Interest and marketable securities income, net, consist of the following:

	Year ended December 31
	2009	2010	2011

Interest on deposits, net	$159	$61	$32
Interest on trading debt securities	45	36	27
Discount accretion and premium amortization
of held- to- maturity securities, net	(299)	15	-
Discount accretion and premium amortization
of available- for- sale securities, net	396	422	325
Profits (loss) from trading securities, net	340	164	(158)
Other	(2)	(17)	174

	$639	$681	$400

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 14 - Taxes on Income

A.	Income tax expense included in the statement of operations

	Year ended December 31
	2009	2010	2011

Current taxes	$4,600	$2,197	$1,661
Taxes in respect to previous years	-	145	67
Deferred taxes	(1,346)	106	250
Income tax expense *	$3,254	$2,448	$1,978

* Most of the Company's taxes are calculated based on Israeli tax law except for taxes of the US subsidiary that are calculated based on US tax law.

B.	Adjustments for inflation

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

The Company received from the Israeli Investment Center approval to it being considered to be an “Approved Enterprise” as defined in the Investment Law for its export  expansion plan begining the 2006 tax year. Any income from that Approved Enterprise will be  subject to a reduced tax rate of 25% for a period up to a total of seven years. Under the terms of the program, which relates to the Company’s export of communication  services to television channels and television operations via satellites the Company is required  to fulfill certain conditions and management of the Company believes that as of the date of the  financial statements the Company has complied with those conditions. In 2009, the realized tax reductions resulting from the "approved enterprise" status in an aggregate amount of $114.  In 2010 and 2011 the corporate tax rate was reduced to 25% and 24%, respecively, and therefore there was no tax benefit resulting from the approved enterprise program.

Dividend distribution originating from income of an Aprroved Enterprise will be subject to a withholding tax at a rate of 15% provided that dividend is distributed during the period stipulated under the Israeli law.

In January 2011 an amendment to the Law for Encouragement of Capital Investments, 1959 (Amendment No. 68) (the "Amendment") was passed by the Knesset. In accordance with the Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions ("Preferred Enterprise") will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel). In 2013 and 2014 the tax rate will be 12.5%, and from 2015 onward the tax rate will be 12%. The Company is in the process of examining its eligibility for the preferred tax rate mentioned above. At this stage the company did not elect the Preferred Enterprise route.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 14 - Taxes on Income (cont'd)

D.	Taxation of the subsidiary

At December 31, 2011, the Company’s subsidiary had approximately US$ 600 net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2029. In addition, at December 31, 2011, the subsidiary had approximately US$ 613 net operating loss carryforwards for state income tax reporting purposes, which will expire through 2029.

E.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2009	2010	2011

Income (loss) before income taxes:
Israel	$15,760	$11,475	$5,703
Foreign Jurisdiction	(928)	(317)	610
	$14,832	$11,158	$6,313
Income tax expense (benefit):
Current taxes:
Israel	$4,600	$2,197	$2,074
Foreign Jurisdiction	-	-	(413)
	$4,600	$2,197	$1,661

Tax expense (benefit) in respect to previous years:
Israel	$-	$145	$(358)
Foreign Jurisdiction	-	-	425
	$-	$145	$67

Deferred taxes:
Israel	$(825)	$131	$(366)
Foreign Jurisdiction	(521)	(25)	616
	$(1,346)	$106	$250

Total	$3,254	$2,448	$1,978

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 14 - Taxes on Income (cont'd)

F.
 In July 2005 and in July 2009, the Knesset passed tax reform acts that provide for a gradual reduction in the corporate income tax rate as follows: in 2010 the tax rate was reduced to 25% and in 2011 it was reduced to 24%, in 2012- 23%, in 2013- 22%, in 2014- 21%, in 2015- 20%,  and from 2016 onward the  tax rate will be 18%. In December 2011 the Knesset passed an amendment to tax laws according to which, among other, from 2012 onward the corporate income tax rate will be 25%. Current and deferred tax balances as of December 31, 2011 are calculated in accordance with the new tax rates provided in the according to the recent legislative change. The effect of the change in tax rate on the financial statements at December 31, 2011 reflected a decrease in deferred tax balances in the amount of $125.

G.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2009	2010	2011

Statutory tax rate	26%	25%	24%

Income before taxes on income as
reported in the statement of operations	$14,832	$11,158	$6,313

Computed “expected” tax expense	3,856	2,790	1,515

Non-deductible expenses	35	40	29
Effect of Approved Enterprise tax rate	(114)	-	-
Tax adjustment in respect
of different tax rate for foreign subsidiaries	(75)	64	97
Deferred taxes for losses from previous years	(203)	-	-
Taxes in respect to previous years	-	145	67
Influence of change in tax rate on DTA	94	210	127
Difference in basis of measurment for
financial reporting and tax return purposes	(254)	(975)	233
Utilize tax losses from prior years	78	227	(8)
Other differences, net	(163)	(53)	(82)

	$3,254	$2,448	$1,978

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes

As of December 31, 2010 and 2011, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2010	2011

Deferred tax assets:

Provision for doubtful debts	$1,360	$1,723
Vacation pay accruals	133	143
Stock-based compensation	325	261
Foreign currency embedded
derivatives	-	293
Marketable securities	744	266
Net operating loss carryforwards	546	379
Severance pay fund	8	15

Total gross deferred tax assets	$3,116	$3,080

Less valuation allowance	(720)	(242)

Net deferred tax assets	$2,396	$2,838

Deferred tax liabilities:

Fixed assets	$(957)	$(1,767)
Foreign currency embedded
derivatives	(230)	-
Goodwill	(176)	(286)

Total gross deferred tax liabilities	$(1,363)	$(2,053)

Net deferred tax asset	$1,033	$785

The net change in valuation allowance for the years ended December 31, 2009 and 2010 was an increase of $94, $210, respectively, and in 2011 there was decrease of $478.

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
In US thousands except share data

Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes (cont'd)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable  income, and tax planning strategies in making this assessment. Based upon the level of historical  taxable income and projections for future taxable income over the periods in which the deferred tax  assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2011. The amount of the deferred tax asset considered realizable,  however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

I.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2010	2011
Balance at January 1	$890	$1,172
Increase related to prior year tax positions	55	116
Increase related to current year tax positions	227	106
Balance at December 31	$1,172	$1,394

The unrecognized tax benefits at December 31, 2009, 2010 and 2011 were $890, $1,172 and $1,394 respectively, if recognized, would affect the effective tax rate of the Company.

No  penalties have been recorded at the date of adoption and for the years ended December 31, 2009, 2010 and 2011. The Company and its subsidiaries files income tax returns in Israel, Cyprus and USA. As of December 31, 2011, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2005 through 2011 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2007 through 2011. In addition, The Company is unable to provide an estimate of the range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 15 - Goodwill and Other Intangible Assets

A.	Acquired Intangible Assets

	December 31, 2011
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization

Franchise agreement	$857	2.3 yrs	$(538)
Brand name	274	2.3 yrs	(158)
Customer relationship	281	1 yrs	(228)
Licenses	147	6.6 yrs	(49)
Total	$1,559		$(973)

	December 31, 2010
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization

Franchise agreement	$857	3.3 yrs	$(358)
Brand name	274	3.3 yrs	(108)
Customer relationship	281	2 yrs	(162)
Licenses	147	7.6 yrs	(34)
Total	$1,559		$(662)

The expected intangible assets amortization expense for each of the next five years and thereafter is as follows:

2012	241
2013	214
2014	81
2015 and thereafter	50
$586

Aggregate amortization expense for amortizing intangible assets was $299, $319 and $311 for the years ended December 31, 2009, 2010 and 2011, respectively.

B.	Goodwill

The goodwill recorded in the acquisition from Bezeq represents future synergy in the company’s content management and distribution services resulting from the use of the Emeq Haela facility for expanding its business and is attributed to the content management and distributtion segment.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 16 - Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2009	2010	2011

Revenues from sales and services (C)	$1,145	$1,148	$1,192

General and administrative	$41	$59	$89

Management’s fees to shareholders (D)	$398	$398	$398

Purchase of fixed asset	$-	$40	$322

B.	Balances with related parties

	December 31	December 31
	2010	2011

Trade receivables	$175	$154

Other payables	$55	$34

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 16 - Transactions and Balances with Related Parties (cont'd)

D.	Management’s fees to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014. The payments pursuant to this agreement aggregated $398 in each of 2009, 2010 and 2011.

Note 17 - Fair Value of Financial Instruments

The Company adopted ASC Topic 820 for fair value measurements of financial assets and financial liabilities. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 17 -Fair Value of Financial Instruments (cont'd)

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified as Level 2 as they represent foreign currency forward and option contracts valued primerily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2011.

As of December 31, 2011, the Company held approximately $3,586 of U.S government or government agency marketable securities ($2,859 are calssified as available for sale, and $727 as trading) and approximately $15,178 of marketable corporate debt securities ($14,239 are calssified as available for sale, and $939 as trading).

Assets and liabilities measured at fair value at December 31, 2010 and 2011, are summarized below:

		Fair Value Measurements at Reporting Date Using

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,666	$1,666	$-	$-
Available-for-sale securities:
Corporate debentures	14,239	14,239	-	-
US government or government
agency debentures	2,859	2,859	-	-
Fair value of embedded
currency conversion
derivatives	797	-	797	-
Total	$19,561	$18,764	$797	$-
Liabilities:
Fair value of embedded
currency conversion
derivatives	$1,970	$-	$1,970	$-

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements
In US thousands except share data

Note 17 - Fair Value of Financial Instruments (cont'd)

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

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery  of the amortization cost basis, these investments are not considered other than temporarily impaired.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
By: /s/ David Rivel David Rivel Chief Executive Officer
By: /s/ Itzik Zion Itzik Zion Chief Financial Officer

Date: March 14, 2012