Form 20-F
period 2012-12-31
RRSat Global Communications Network Ltd.
filed 2013-03-11
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from __________________ to __________________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2012:       17,346,561 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

•
our plans to expand our presence in Latin America, Asia, Europe and other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and content management facilities;

•	our ability to successfully integrate businesses and assets we have acquired and may acquire in the future;

•	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

•	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global MSS utilizing the latest technologies;

•	our ability to enter into strategic arrangements with satellite fleet operators and other telecommunications service providers;

•	the growth of new technologies, such as high definition television (HDTV), three dimensional television (3DTV), Ultra High Definition television or Internet Protocol (IP) television;

•	our expected increases in expenses as our operations continue to expand;

•
changes in exchange rates, notably between the U.S. dollar and the Euro and the New Israeli Shekel (NIS), and the entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS;

•	our intention to pay cash dividends to our shareholders in the future;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission ("FCC");

•	our ability to extend our building and other permits for our principal teleports in Emek Ha'ela, Israel, and Hawley, United States;

•	our ability to close the Re'em teleport and consolidate our content management and content distribution operations in Israel in our Emek Ha'ela facility;

•	our belief that our current owned and leased facilities currently are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

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

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), should be read together with our consolidated financial statements and related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2011 and 2012 and the selected statements of operations data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2008, 2009 and 2010 and the selected statements of operations data for the years ended December 31, 2008 and 2009 have been derived from our audited financial statements not included in this Annual Report

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share per share data and cash dividend per ordinary share)
Statements of Operations Data:
Revenues	$78,993	$93,687	$102,027	$112,920	$113,400
Cost of revenue	53,477	64,548	75,962	86,939	86,253
Gross profit	25,516	29,139	26,065	25,981	27,147
Operating expenses:
Sales and marketing	3,914	5,554	6,380	7,067	7,388
General and administrative	6,582	8,391	9,194	10,130	10,106
Total operating expenses	10,496	13,945	15,574	17,197	17,494
Operating income	15,020	15,194	10,491	8,784	9,653
Interest and marketable securities income	1,111	639	681	400	739
Currency fluctuation and other financial income (expenses), net	177	299	(1,268)	(740)	(399)
Change in fair value of embedded currency conversion derivatives	1,342	(1,326)	1,254	(2,130)	1,182
Other income, net	10	26	--	(1)	(1)
Income before taxes on income	17,660	14,832	11,158	6,313	11,174
Income taxes	4,228	3,254	2,448	1,978	2,884
Net income	$13,432	$11,578	$8,710	$4,335	$8,290
Basic income per ordinary share	$0.78	$0.67	$0.50	$0.25	$0.48
Diluted income per ordinary share	$0.77	$0.67	$0.50	$0.25	$0.48
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,290,099	17,310,005	17,330,024	17,346,561	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,399,375	17,399,324	17,380,677	17,346,561	17,346,561
Cash dividend per ordinary share	$0.61	$0.49	$0.38	$0.24	$0.91

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,749	$14,941	$13,091	$14,443	$12,133
Marketable securities (long and short term) and short term deposits	11,845	32,608	22,516	18,764	14,224
Working capital	39,348	46,207	36,965	34,514	28,364
Total assets	104,487	115,121	120,495	120,021	113,267
Total liabilities	26,137	33,178	36,083	35,314	35,316
Retained earnings	26,309	29,407	31,555	31,727	24,231
Shareholders' equity	78,350	81,943	84,412	84,707	77,951

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

We operate in a relatively new segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries.  The continued growth of this segment depends upon a number of factors, including, among others, the continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services.  We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us.  A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleports in Israel or the United States would have a material adverse effect on our ability to continue to operate our business.

Two of our principal teleports and playout facilities are located in Israel, in Re'em and in Emek Ha'ela, and our third teleport, the Hawley Teleport, is in the United States. We are in the process of closing the Re’em teleport and consolidating our content management and content distribution operations in Israel in our Emek Ha’ela facility. Significant damage to these facilities, for any reason, including by earthquakes, fire or acts of terrorism or war, and with respect to our principal Israeli teleports, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in November 2012, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

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

If the level of available capacity in satellite networks continues to decrease, or if the level of capacity in fiber networks decreases in the future, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In recent years we have experienced a decrease in the level of available capacity on satellites, in part due to the increased demand for such capacity by high definition television (HDTV) channels, and in part due to the retirement of certain satellites from services without an alternative satellite put in place of the retired satellite.  This decrease made it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of Internet Protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming continues to decrease or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts, Ultra High Definition television and three dimensional television (3DTV) require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV and 3DTV broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 13% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

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

We acquired two teleports in 2008 and a business in 2012, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert the attention of our management and resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and the acquisition we completed in November 2012 to acquire Sm2's business in the United States. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming.  Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets.  For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located, such as FCC regulations and United States taxation as a result of the Hawley Teleport we acquired in 2008.  In addition, we could lose key employees while integrating new organizations.  Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits.  In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders.  Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

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

In addition, we currently lease approximately 13% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

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

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us.  As of December 31, 2012, we had contracted backlog totaling $194.6 million through 2027, of which $87.0 million are related to services expected to be delivered in 2013, and $56.6 million are related to services expected to be delivered in 2014.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of thecontracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. As of December 31, 2012, long-term contracts constituting approximately 8.7% of our contracted backlog at December 31, 2011 had been cancelled mainly due to our decision to terminate contracts for failure of the customer to meet the payment terms.  Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

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

Although our functional currency is the U.S. dollar, approximately 28.4% of our revenues in 2012 and approximately 33.9% of our cost of revenue in 2012 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in New Israeli Shekel (NIS), as are a small portion of our agreements with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Until November 2012, we did not engage in hedging transactions to mitigate such risk.  In November 2012, we started to enter into currency hedging transactions to partially decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.  Under our current hedging policy, we use currency forward contracts, on a rolling 12 month basis, to partially hedge our gross profit exposure to the Euro/U.S. dollars fluctuations, and our operating profit exposure to NIS/U.S. dollars currency exchange rate fluctuations.  Our financial results of operations could be adversely affected if we are unable to fully guard against currency fluctuations in the future.  For additional information, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Application of Critical Accounting Policies – Functional and Reporting Currency.

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

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging, these contracts are deemed to include an "embedded derivative" in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses currently are meaningful to the understanding of our results of operations, they may result in unanticipated fluctuations in our reported results of operations.

A decline in the value of our market capitalization during on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $5.4 million as of December 31, 2012.  The goodwill recorded as a result of our business acquisitions from Bezeq and Sm2 totaled $3.7million and $4.9 million as of December 31, 2011 and 2012, respectively, representing future synergy in the company’s content management and distribution services reportable segment resulting from the use of the  acquired assets for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment assessment at the end of 2011 and 2012 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

Volatility and turmoil in global capital markets may adversely affect our investment portfolio and other financial assets.

The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Our cash, cash equivalents, short term deposits and marketable securities totaled $26.4 million as of December 31, 2012.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes.  Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions may result in impairments of the carrying value of some of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

Future consolidations in the content management and content distribution services market, or in the telecommunications and satellite industries, may increase competition that could reduce our revenues and the demand for our services.

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

We receive certain consulting services from our principal shareholders Del-Ta Engineering Equipment Ltd., or Del-Ta Engineering, Kardan Communications Ltd., or Kardan Communications, and David Rivel pursuant to management services agreements.  If either of them decides to discontinue the services it is providing to us, we may not be able to obtain alternative consulting services from independent third parties on economical terms or at all.  In addition, these principal shareholders provide us with the benefit of their experience and extensive contacts in the industry, which they are not obligated to provide under their management services agreement.

We may experience a decrease in our gross margin levels in the future, which may adversely affect our financial results.

Our gross margin levels decreased through 2011 and  may decrease in the future.  The decrease in gross margin through 2011 was primarily due to lease of satellite capacity at higher prices including the renewal of certain existing satellite capacity agreements at higher prices, payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to our customers, additional payments for transmission capacity resulting from "dual illumination", the increase in our MSS segment revenues that operates with lower than our average gross margin and lower profitability in some of our new contracts.

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

We have experienced significant growth in our operations in the past several years, with our annual revenues increasing from $4.4 million in 2000 to $113.4 million in 2012.  In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania and in November 2012 we completed the acquisition of Sm2's business in the United States, and during the next few years we may continue to acquire businesses in the United States, Europe and Asia and to expand our sales and marketing activities.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

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

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip or the missiles fired from the Gaza Strip into Israel in November 2012, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially destroys or disables our facilities or the facilities of our service providers would result in a material and substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

Our board of directors adopted a dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our operational needs or to any plans approved by our board of directors.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2010, 2011 and 2012, we distributed dividends to our shareholders in the aggregate amount of $6.6 million, $4.2 million and $15.8 million, respectively.

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

Market prices of companies involved in our industry, as well as our company, have been highly volatile and shareholders may not be able to resell their ordinary shares at or above the price they paid.

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through January 31, 2013, the market price of the ordinary shares has fluctuated from $3.50to $26.50.Factors that may affect the trading price include, but are not limited to:

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

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 77.2% of our outstanding ordinary shares as of February 28, 2013.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications.  In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our former Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2012, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one or more of our principal teleports or other teleports, and we may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we have not yet obtained.  These permissions, authorizations and licenses are subject to periodic renewal.  Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2013 and we are currently applying to extend the term of the license.  If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

In addition, the erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re'em teleport site was extended until December 31, 2013 subject to certain terms (actual permit was not yet received). We are in the process of closing the Re’em teleport and consolidating our content management and content distribution operations in Israel in our Emek Ha’ela facility.

In addition, in November 2010 the Shikmim Regional Building and Zoning Committee filed an indictment with the Ashkelon Magistrate Court in Israel asserting that we were allegedly using, building and erecting structures and antennas at the Re'em teleport, without proper permits. On June 20, 2012, the Ashkelon Magistrate Court approved a settlement between the company and the Shikmim Regional Building and Zoning Committee pursuant to which we agreed to pay a fine of NIS 160,000, and the Shikmim Regional Building and Zoning Committee agreed to extend the term of our special permit to operate the Re'em teleport until December 31, 2013.  We paid the fine on June 30, 2012.

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

m
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

m
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

In connection with our acquisition of Bezeq's satellite communications business in 2008, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense, may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

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

We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and content management facilities, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania.  Specifically, on May 1, 2008 after receiving the approval of the Federal Communications Commission ("FCC"), we acquired various wireless and earth station licenses (the "FCC Licenses") associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act of 1934, as amended (the "Communications Act") and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse effect on our business.

In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher foreign ownership levels are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of these limits by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future.  In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the "Executive Agencies")  review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.  Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities.  If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The International Telecommunication Union (ITU), in particular its Radiocommunication Sector, adopts rules and recommendations (called the "Radio Regulations") on radio communications matters to ensure the equitable and efficient use of spectrum on a global basis.  Each nation then is responsible for writing and adopting rules that are applicable to that nation.  Developments or changes in the Radio Regulations may have an effect on the regulation of spectrum by individual nations, and thus on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

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

We are incorporated under the laws of the State of Israel, and our Re'em teleport, our Emek Ha'ela teleport, and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  Since October 2000, terrorist violence in Israel has increased significantly.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008, January 2009 and November 2012 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel.  There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

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

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

m	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

m	the judgment may no longer be appealed;

m
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

m	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

m	the judgment was obtained by fraud;

m	there is a finding of lack of due process;

m	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

m	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

m	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

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

Through our RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, we provide high-quality and flexible global distribution services 24 hours a day, 7 days a week (24/7) to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  We also offer occasional use services for sports, news and events utilizing our RRsat Global Network and additional satellite, fiber and internet capacity.  Occasional use services are also provided by our fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use our advanced production and playout centers, which provide comprehensive media asset management services.

We offer continuous distribution services to channels such as Baby TV, Baby First TV, Fashion TV, MGM, GOD TV, AON TV, BVN TV, RTG TV, Kurdsat, RTP and Thai Global Network, and occasional services and news and sports distribution services to channels such as Fox News, SKY News HD, Israeli Channels (Channel 10, Channel 2 and the various Sport5 Channels),  EBU, Al Jazeera and Russia Today.  In 2012, we derived approximately 42.6% of our revenues from European customers (primarily Western Europeans) and approximately 29.0% of our revenues from North American customers.  For additional information regarding our principal markets, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview – Reporting Segments" and "– Geographic Revenue Breakdown."

As part of the acquisition of the Bezeq satellite business in 2008, we also acquired a business that provides mobile satellite services, or MSS, over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and ISPs (Inmarsat Service Providers) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure. We currently provide MSS to more than 242 end customers, either directly or through 56 ISPs.

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

According to a report published by the World Teleport Association (WTA) in June 2010, the global teleport sector has seen commercial revenue growth of 50% (which represents a 7% compound annual growth rate) to $19 billion since 2004.  Teleports continue to grow in importance as a market channel for the world's satellite operators even as they have become increasingly diverse in their use of transmission technology and mixing satellite with fiber and increasingly with wireless for last-mile services.  According to the 'Inside the top operators 2011' report published by WTA in December 2012, that addresses the top worldwide teleport operators,  the consolidated revenues of the responding group were $9.7 billion in 2011, with a compound annual growth rate (CAGR) of 7.6%  for the period 2007 to 2011, with total revenues increasing by $1.9 billion over the period.  For the period 2007 to 2009, the CAGR was 17.2% with total revenue increasing by $1.3 billion, and for the period 2009 to 2011, the CAGR was 6.3%, with total revenues increasing by $579 million.

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

We also partner with other hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Serbia, Australia, Argentina, Hungary, Italy, Russia, the Philippines, South Africa, Slovenia, Taiwan, Belgium, the United Kingdom, New Zealand and the Netherlands. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services.  Uplink services consist of the transmission of a broadcast from a teleport to a satellite; downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport; and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another.  We transmit to 43 satellites and have the ability to receive transmissions from 81 satellites that cover every significant population center.  Our RRsat Global Network delivers our customers' content to five different end markets: to cable, satellite and mobile operators, to Internet Protocol television (IPTV) operators, to cellular networks, to the direct-to-home satellite market and Over-the-Top of the Internet, which is the online delivery of audio and/or video without an Internet service provider being involved in the control or distribution of the content.  In order to offer a comprehensive solution, our global content distribution network integrates our teleports, our leased satellite transmission capacity, our points of presence (POPs), our leased and managed terrestrial fiber transmission capacity and the public Internet capacity.  We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York, California and Georgia), the United Kingdom, Russia, Israel, France, Germany, Spain, Italy, Taiwan and Hungary.  We also procure public Internet capacity, which we use primarily for contribution of TV content, monitoring the quality of our transmissions worldwide, and as a distribution tool for some of our customers who transmit Internet TV broadcasts.

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

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below.  Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $113.4 million in 2012.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of December 31, 2012, we had contracted backlog totaling $194.6 million through 2027, of which $87.0 million are related to services expected to be delivered in 2013 and $56.6 million are related to services expected to be delivered in 2014.  Our contracted backlog increased from $167.9 million as of December 31, 2009, to $187.9 million as of December 31, 2010, to $193.7 million as of December 31, 2011 and to $194.6 million as of December 31, 2012.

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

Our Strengths

We believe that our RRsat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. We also believe that our Emek Ha'ela Station 711 is capable of providing reliable and advanced telephony, data and value-added services for all customers in need of MSS in remote locations.  Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency.  We believe we benefit from the following strengths:

•
Optimized Independent Global Network.  We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers.  The unique geographical location of our principal teleports in Israel allow us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from these teleports to virtually anywhere in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe.  This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively.  We procure our global network's transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer's needs.  Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences, terrestrial fiber capacity to other target audiences and Internet distribution to certain other target audiences. Our company has made substantial investments in state-of-the art technology in anticipation of the fourth generation of the Inmarsat services which will allow for higher bandwidth data transmissions and allow seamless transition from the current third generation services to the new fourth generation services.Our company has also entered into agreements with third party service providers in order to allow broader coverage and an array of value-added services.

•
Breadth of Value-Added Services.  We provide our customers with a complete package of content management services in addition to content distribution services.  These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer.  Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); Over-the-Top (OTT) and studio services.  We utilize state-of-the-art equipment in our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers' specific needs.  For example, we can transmit customized versions of the same channel in either standard definition (SD) or high definition (HD) to different regions of the world, based upon the preferred viewing hours in the various target markets.  Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials targeted to each local audience.  This provides our customers with the ability to increase their profits by generating advertising revenues in multiple target markets during the same time slot.  Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers' requirements and to support new technologies, such as Internet Protocol television (IPTV) transmissions and video on demand (VOD).

•
Significant Barriers to Entry.  We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources.  To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers.  In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements.  For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of electrical power efficiency and lower costs per customer.  In addition, we have established a global network infrastructure that includes fiber connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our teleport in Emek Ha'ela.  We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2012 we had a contracted backlog totaling $194.6 million through 2027, of which $87.0 million are related to services expected to be delivered in 2013, and $56.6 million are related to services expected to be delivered in 2014.  We also benefit from our existing customers' dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs to our customers should they switch to other service providers.  Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

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

•
Provide an expanded range of innovative, value-added services.  Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management and content distribution services needs.  We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and content management for them.  We intend to broaden our service offerings and introduce new and innovative value-added services.  We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

•
Expand Our Sports, News and Events (Occasional Use) Services. We currently deliver over 60,000 hours of live content a year and believe there is tremendous long-term potential in the growing market of occasional use services.  We believe that our recent acquisition of SM2 in November 2012, places us in a strong position to increase our revenue from occasional use services. According to Euroconsult, the occasional use global market size is expected to double from an estimated $3 billion in 2010 to $6 billion in 2020. Occasional use services are synergetic to our core content management and distribution services and we are looking to increase the portion of occasional revenue in our total revenue mix, by replicating recent wins, such as the 2012 transaction with EBU to provide occasional use services between Europe and Asia, primarily of live sport events.

•
Expand and adapt our service offerings to new technologies and services.  The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the increased penetration of high definition television (HDTV) broadcasts and emerging 3DTV, Ultra High Definition broadcasts, digital video broadcasting over fiber transmission, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet Protocol television (IPTV).  We are currently focusing on supporting video on demand (VOD), HDTV broadcasts, 3DTV broadcasts, MPEG-4, Over-the-Top (OTT) and Windows Media 9 broadcasting.  We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies.  This will allow us to continue to provide comprehensive services to our customers, and in some cases we may be able to reduce our capacity cost per channel.  We intend to develop our mobile satellite services (MSS) business by expanding our relationships with other providers in the supply chain of those services, and invest in appropriate infrastructure to expand the services we can offer our MSS customers.

•
Expand strategic relationships with satellite fleet operators and other telecommunications service providers.  We work closely with large satellite fleet operators and telecommunications service providers and intend to explore further avenues of cooperation.  We have entered into strategic agreements with British Telecom (BT), Intelsat, Eutelsat, Spacecom, Thaicom (formerly Shin Satellite) and APT (formerly Loral Skynet and Telesat Canada) for the joint marketing of their capacity and our value-added services.  We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we would provide value-added services while they would provide transmission capacity.  For example, in 2007 we entered into a cooperation agreement with Loral Skynet (which was subsequently assigned by Loral to Telesat Canada and to APT), which was amended in 2010, for the joint marketing of a platform designed to offer TV and radio channels efficient and reliable means for reaching cable and satellite head-ends throughout Asia and Africa.  In 2010, we entered into an agreement with British Telecom under which RRsat will gain access to BT's media switch in London, which will enable RRsat to link into BT's Global Media Network, its satellite services, and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage. BT's media customers will in turn benefit from the ability to link into the RRsat Global Network for global distribution.

Industry Background

Changes in the technology, regulation and economics of the content management and content delivery service industry over the past three decades have presented increasingly complex challenges and opportunities.  The transmission of voice, data and video content has been dramatically altered by convergence in wireline, wireless and IP technologies.  Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies.  Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content delivery and reach larger markets.

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

•
Expanding channel lineups.  In the last decade, numerous new content providers have begun broadcasting.  Competition between networks for audience and revenues and competition between service providers for customers, as well as satellite providers' offering local channels and localized content, are all catalysts for a larger number of channels becoming available on a local, national and worldwide basis.  According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to approximately 25,000 in 2010, including approximately 20,000 television channels that are considered unique.  Euroconsult forecasts more than 37,000 TV channels will broadcast by satellite by 2020 over 4,000 transponders. There are also special interest/thematic broadcasters, such as the BabyTV Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. Additional growth comes from special interest ethnic channels.  The world's population is becoming increasingly mobile and increasingly connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of ethnic satellite television channels. These new channels will lead to a greater volume of content being distributed over satellite and terrestrial fiber networks globally.

•
New broadcasting technology.  According to the HDTV, 3DTV and DVR Forecasts report by Simon Murray, by 2016 HDTV penetration is expected to reach 500 million households, which is approximately 3 times the number of households in 2012.  Newly emerging 3DTV and Ultra- High Definition (4K) technologies and digital simulcast are expected to lead to even greater increases in the number of channels available.  At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as our company.  The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber networks.  New modulations, such as DVB-S2 and NS-3, show better performance than predecessor DVB-S, offering more cost effective utilization of capacity.

•
Emergence of television alternatives.  Alternative content distribution mechanisms are causing content providers to rethink their means of reaching their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with external or built-in set-top boxes.  New service providers offering video over the public Internet open the door for new content providers to enter the industry using the transmission of vast amounts of information over the Internet, which will still require a network such as the RRsat Global Network, which integrates satellite-based and terrestrial fiber capacity to deliver content to such service providers. With more than 33 million members in 40 countries, Netflix viewers alone stream over 1 billion hours of content.  During 2010 we began delivering content to Mobile TV operators, which provide television content over cellular networks, and during 2011 we began delivering data services to large organizations.

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

Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs.  A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, known as "point-to-multipoint" or "footprint" coverage.  Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations.  These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations.  Recent technological innovations, such as HDTV, a High Definition and 3DTV programming, as well as transition to Mpeg-4, require far more satellite capacity to transmit content than standard definition (SDTV) programming, and are expected to grow rapidly as programmers seek to increase their revenues from audiences where these new formats can enhance the content.

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

In order to maximize the benefits from these competing and complementary technologies, hybrid satellite-terrestrial fiber networks have emerged – networks running traffic over both satellite and terrestrial fiber systems which are interconnected via a gateway at a teleport facility.  While teleports are the ground-based side of the global satellite network, they also provide terrestrial fiber networks with access to satellite transponders.  Teleports offer comprehensive solutions by interconnecting via owned or leased terrestrial fiber networks and owned or leased satellite transponders.  Teleports uniquely serve as a bridge for incompatible systems and protocols and act as the hubs of broadband business-to-business networks.

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

The RRsat Solution

We integrate state-of-the-art digital content management services with global content distribution services to offer our customers comprehensive and flexible solutions, which allow our customers to broadcast to specific regions or expand to global broadcasts in a cost-effective manner.  This is accomplished through services utilizing a combination of satellite transmission capacity, terrestrial fiber transmission capacity and the public Internet in a manner that is customized for each customer and its changing needs.  We also provide comprehensive production and playout services for broadcast video and audio, as well as satellite newsgathering services (SNG).

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

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 43 satellites and have the ability to receive transmissions from 81 satellites, which allow our customers' content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility, to a mobile operator, to an Internet Protocol television (IPTV) operator headend, to direct-to-home consumers or directly over the Internet.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport.  We operate an array of more than 200 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, monitoring for special events.  We have the ability to receive downlinks from a total of 81 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat Canada, APT,  ISRO, RSCC, Hellas Sat, Satmex, HispaSat, PakSat, Optus, Nilesat, MEASAT and Gazprom.

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

Our teleports have more than 200 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems facility security, and automatic fire detection and extinguishing systems.

Our satellite services provide transmission over C-band (these frequencies, which have traditionally been used for video broadcasting, are less susceptible to terrestrial and atmospheric interference but require large antennas), Ku-band (these frequencies have shorter wavelengths and require more powerful transponders but use smaller dishes for reception) and Ka-band satellite transmissions (these frequencies have very short wavelengths and use much smaller dishes for reception, but offer large bandwidth). Our uplink services cover every significant population center.  This allows us to offer comprehensive digital direct-to-home content management and distribution services to North and South America, Europe, the Middle East, Asia, Africa and Australia.

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

Mobile Satellite Services Business:

We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, including value-added services, such as email, fleet tracking and electronic billing.  "Station 711" is our brand name for the MSS segment.

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

smart@sea™ by Station 711 .smart@sea™ by Station 711 is a service based on a server developed by RRsat's engineers which connects to the customer's vessel's local area network (LAN), the crew's PCs and a fleet broadband satellite terminal and modem.  This setup eliminates the need for customized, PC-based client installations and allows the customer to optimize the utilization of the satellite link.  Services based on the smart@sea™ by Station 711 server allow for the acceleration, compression, caching and archival of the Internet, voice and data traffic of the maritime consumer.

Crew Port.  Crew Port is an Internet Protocol PBX (private branch extension) telephone  with multi-voice capabilities adjusted to the maritime market, which enables internal calls onboard vessels, incoming and outgoing calls, an integrated onboard pre-paid system for crew calling and advance sets of reports to control costs.

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

Network

Our RRsat Global Network is composed of various leased satellite platforms, terrestrial fiber capacity and the use of the public Internet.  Our teleports and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 43 satellites and downlink services from 81 satellites. Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

The following table lists the satellites on which we lease capacity by their primary regional coverage:

RRsat Global Network- – Satellite Component

Europe	Russia	North America	Asia	Middle East and Africa	South America	Australia
AMOS 2
AMOS 3
EUTELSAT 12 WEST A
EUTELSAT 7A
EUTELSAT 9A
EUTELSAT 10A
EUTELSAT 21A
EUTELSAT 36B
SES ASTRA 19.2E
NSS 7
EXPRESS AM22
EXPRESS AM44
HELLAS SAT 2
HISPASAT 1E
EUTELSAT HOTBIRD 13A
EUTELSAT HOTBIRD 13B
EUTELSAT HOTBIRD 13C
EUTELSAT 16C
TELSTAR 12

	ABS 1 EXPRESS AM22 EUTELSAT 9A EUTELSAT 36B EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C YAMAL 201 YAMAL 300K	AMAZONAS 2 GALAXY 19 GALAXY 23 HISPASAT 1E INTELSAT 805 TELSTAR 12 INTELSAT 21	ABS 1 APSTAR 7 ASIASAT 3S-5 INTELSAT 20 INTELSAT 902 MEASAT 3A THAICOM 5 YAMAL 201 YAMAL 300K
AMOS 2
AMOS 3
AMOS 5
APSTAR 7
EUTELSAT 7 WEST A
BADR 4
EUTELSAT 25A
EXPRESS AM44
EUTELSAT HOTBIRD 13A
EUTELSAT HOTBIRD 13B
EUTELSAT HOTBIRD 13C
EUTELSAT 21A
ASIASAT 3S-5
INTELSAT 7
INTELSAT 20
MEASAT 3A
NSS 7
TELSTAR 11N
TELSTAR 12
THAICOM 5
					AMAZONAS 2 GALAXY 19 GALAXY 23 HISPASAT 1E INTELSAT 805 TELSTAR 12 INTELSAT 21	ASIASAT 4 INTELSAT 20 MEASAT 3A OPTUS D2 THAICOM 5

A significant portion of the satellite capacity we use (approximately 68.0% as of December 31, 2012) is leased through long-term lease agreements with ten satellite operators, which provide coverage primarily for Europe and North America.

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

In addition, using the RRsat Global Network, RRsat delivers TV channels directly over redundant, dual and diverse, fiber to satellite operators such as EchoStar and cable networks such as Comcast and HOT Israel.  These fiber links are managed by the RRsat Global Network management system.

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

Our network services costs amounted to $58.0 million in 2010, $59.8 million in 2011and $58.5 million in 2012.  As of December 31, 2012, our contractual commitments for the next five years under our operating network leases amounted to $106.1 million.

Customers

Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters.  In 2012, we had more than 215 continuous and occasional customers for distribution and content management services and more than 242 customers for MSS.  Our top ten customers represented 23.0%, 22.4% and 21.7% of our revenues in 2010, 2011 and 2012, respectively, and no single customer accounted for more than 5.0%, 4.0% and 5.7% of our revenues during each of these periods, respectively.  For some broadcasters, we provide transmission services for their content 24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

The following table alphabetically lists the top channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services			Channels for which we provide Occasional Services
Commercial Channels	Governmental Channels	Religious Channels	and News and Sports Channels
Baby First TV Baby TV Fashion TV MGM Music One TV Nat Geo Music Channel iConcerts PRO TV RTG TV	BVN TV (The Netherlands) Channel One Russia Kurdsat MRTV (Myanmar) RTP (Portugal) Thai Global Network Sverige TV (Sweden) VTV-4 (Vietnam) Voice of America	3 Angels Broadcasting CGN SonLife TV (Jimmy Swaggart Ministries) Daystar AON Apostolic Oneness Network TV Verdea GOD TV TBN TV The Word Network	Al Jazeera Channel All Sports Network (ASN) Fox News Israel's Channel 10 news Israel's Channel 2 news Israel's Sport5 Channels Charlton / sport1 Russia Today EBU Keshet

Contracted Backlog and Agreements

Our agreements with our customers for content management and TV and radio channels distribution services generally extend over terms of three to five years, with an automatic renewal option for an additional one to five years.  Approximately 86.7% of our 2012 revenues were backed by long term contracts.  As of December 31, 2012, we had contracted backlog totaling $194.6 million through 2027, of which $87.0 million are related to services expected to be delivered in 2013, and $56.6 million are related to services expected to be delivered in 2014.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  For additional information regarding our contracted backlog, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Overview."

As of December 31, 2012 we had 415 major service contracts with 213 customers, of which 143 are due for renewal in the next 12 months. The pricing is typically project-based. Most of our contracts with customers are denominated in U.S. dollars, Euros or New Israeli Shekel (NIS), with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity.  Approximately 92.3% of our agreements for content management and distribution services follow a "take or pay" format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration or does not use the services provided for in the contract. Agreements for MSS are based on payment per use and do not have a minimum commitment.

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

We market and sell our mobile satellite services (MSS) either directly to end customers, such as shipping companies and government agencies, or to resellers (Inmarsat Service Providers, or ISPs) who in turn resell our services to their end customers.  We strive to offer competitive pricing and innovative value-added services to attract new customers.

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

For example, we have entered into strategic arrangements with Intelsat, Thaicom (formerly Shin Satellite), APT and British Telecom:

•
Intelsat (Joint Marketing) – We have launched a Pan-Asian distribution platform using the Insat-2E (Intelsat APR-1) satellite.  This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite.  We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat.  The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services.  This agreement expired in June 2011and we are now negotiating a new agreement with Intelsat for other platforms.

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

•
APT Satellite Holdings (Cooperation) – We have launched a distribution platform using the Telstar-10 satellite, which was renamed Apstar-2R and replaced by Apstar 7R.  This platform enables broadcasters and programmers to target cable headends across most of Africa and Asia, including India and Australia, using one satellite.  We agreed with APT to jointly market content management and distribution services in conjunction with the satellite capacity we lease from APT.  The agreement provides that we make certain payments to APT for the leased capacity and APT pays us to the extent it sells any of our services.  This agreement extends through July 2015, and the parties may agree to extend for additional periods.

•
British Telecom(BT) (Teaming) – We have signed a strategic alliance with British Telecom's Media and Broadcast Division.  The alliance will combine our companies' capabilities in content management and global distribution services with BT's Global Media Network and existing satellite portfolio. RRsat will gain access to BT's media switch in London which will allow RRsat to link into BT's Global Media Network and satellite services and will allow RRsat to offer its customers additional dedicated bandwidth for short-term event coverage.  BT's media customers will be able to link into the RRsat Global Network allowing for global distribution.  This agreement extends through July 2020.

We also market our services by means of our corporate website, advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

We are active in industry organizations and we are members of the World Teleport Association, the Association of International Broadcasters, the Society of Satellite Professionals International and the National Telecommunications Cooperative Association.  One of our senior employees also sits on the Board of Directors of the World Teleport Association.

Competition

Content Distribution and Management Services

We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks.  The content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators.  Each of these service providers allows for the distribution of content and some also provide certain content management services.  We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business.  As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitors are GlobeCast, which is a subsidiary of France Telecom, Encompass Digital Media, Inc., which is controlled  by Court Square Capital Partners, a private equity firm, and Arqiva Limited, a company held in part by Macquarie UK Broadcast Holdings Ltd.

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

Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network.  Since we offer our customers a global network, then to the extent they expect their activities to include value-added services, these ventures pose direct competition to our business.  Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value-added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral.  The satellite carriers that offer some value-added services with which we compete include Intelsat, Eutelsat and SES World Skies.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in North America, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.  The largest of these fleet operators are Eutelsat, Intelsat and the SES Group.

In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets.  These operators include companies such as Encompass Digital Media and Arqiva.  The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent teleport operator, mainly due to their global network and ability to innovate and react to the changing needs of customers.  In addition, we face competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are Eurocom (an Israeli telecommunications group that also has partial ownership in the satellite operator Spacecom), GlobeCast, and Barak Netvision 013 (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a global comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRsat Global Network.  In addition, with the exception of GlobeCast, Encompass Digital Media  and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

We lease satellite and terrestrial fiber capacity, and use this capacity as part of a package together with our other services.  We would be adversely affected if the amount of satellite capacity available for video and audio broadcast will decrease, since satellite fleet operators will engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them.  In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

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

Because customer contracts are generally for terms of three to five years there is limited movement of existing customers from one service provider to another.

Global mobile satellite services (MSS)

The global MSS industry is highly competitive.  We face competition from other Land Earth Station Operators (LESOs) and Inmarsat Distribution Partners (DPs), and from Inmarsat itself, as well as from distributors of a number of competing communications networks and technologies.  We expect to continue to face significant competition in the future.

The major LESOs and DPs in the Inmarsat services market, which together hold the majority of the market share for these services, are Vizada Satellite Communications (Astruim), which was formed by the merger of Telenor Satellite Services and France Telecom Mobile Satellite Communications, and Stratos Global Corporation, formerly an independent Inmarsat services provider which was purchased by Inmarsat in 2009 and became a wholly owned operating division of Inmarsat, as described below.  Other second tier LESOs and DPs include, among others, Singtel, MVS, OTE, Telecom Italia, KDDI and KT.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of uplink, downlink and turnaround services is scheduled to expire in July 2013 and we are currently applying to extend the term of this license. This license sets the type of customers and the conditions under which we are authorized to provide uplink, downlink, turnaround and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 2015.  The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance.  This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel and is scheduled to expire in December 2013.  We intend to file a request to extend the term of the license. Another license pursuant to the Wireless Telegraphy Ordinance was granted us in June 2012, for the use of terminal equipment in the global Iridium satellite network.

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

We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment in our teleport in Re'em, effective through May 2013 and we intend to apply to extend this permit. .The permit for our Emek Ha'ela teleport was assigned to us by Bezeq following our acquisition of the teleport and is effective through September 2013. We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Commission on Non-Ionizing Radiation Protection.

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

The erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for our Re'em teleport site was extended until December 31, 2013 subject to certain terms (actual permit was not yet received). We are in the process of closing the Re’em teleport and consolidating our content management and content distribution operations in Israel in our Emek Ha’ela facility.

In addition, in November 2010 the Shikmim Regional Building and Zoning Committee filed an indictment with the Ashkelon Magistrate Court in Israel asserting that we were allegedly using, building and erecting structures and antennas at the Re'em teleport, without proper permits. On June 20, 2012, the Ashkelon Magistrate Court approved a settlement between the company and the Shikmim Regional Building and Zoning Committee pursuant to which we agreed to pay a fine of NIS 160,000, and the Shikmim Regional Building and Zoning Committee agreed to extend the term of our special permit to operate the Re'em teleport until December 31, 2013.  We paid the fine on June 30, 2012.

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

Under the rules of the FCC, telecommunications providers are required to pay various fees and contributions to the federal Universal Service Fund ("USF"), which helps ensure that affordable telecommunications services are accessible throughout the United States.  Many of these fees, including USF contributions, are based upon interstate and international end-user revenues.  We believe that we previously were exempt from many of these fees due in part because our services, provided on a non-common carrier basis in the United States, were primarily international in nature, thus we had very little domestic interstate revenues.  Our domestic business and associated revenues grew in 2010, however, which required us to start paying such fees and surcharges.  Since our U.S. operations are conducted by our Delaware subsidiary, these fees are assessed only on our subsidiary's telecommunications revenues.  The fees imposed by the FCC are subject to change periodically by the FCC, and the manner in which telecommunications providers can recoup these fees from customers is subject to various restrictions.  To the extent we begin providing service on a common carriage basis, additional assessments for certain regulatory support mechanisms may apply, including mechanisms that help sustain number portability administration, telephone numbering administration and telecommunications relay service for the hearing impaired.  In addition, the FCC contribution methodology is subject to an on-going rulemaking proceeding in which the FCC is considering changes to how USF contributions are assessed on service providers.  It is not possible to predict when the FCC will act on those proposals, and if so, how or whether the FCC's decision will affect our USF contribution amounts.

In addition, the United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radiocommunication facilities on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of these limits by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

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

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The International Telecommunication Union (ITU), in particular its Radiocommunication Sector, adopts rules and recommendations (called the "Radio Regulations") on radio communications matters to ensure the equitable and efficient use of spectrum on a global basis.  Each nation then is responsible for writing and adopting rules that are applicable to that nation.  Developments or changes in ITU rules or policies may have an effect on the regulation of spectrum by individual nations, and thus on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

Trademarks

We have obtained trademark registrations for the name "RRSAT" in Israel, the United States, the European Union and Russia.  The initial terms of the registration of our trademarks are for 10 years from the date of application and are renewable thereafter

C.  Organizational structure

We are organized under the laws of the State of Israel.  We have two wholly owned subsidiaries, a corporation incorporated under the laws of the State of Delaware and a limited liability company organized under the laws of the Republic of Cyprus. None of our subsidiaries is a significant subsidiary.

D.  Property, plants and equipment

We lease approximately 57,900 square feet at our teleport in Re'em, Israel, which we are in the process of closing.  We occupy approximately 47,400 square feet of this facility pursuant to a lease that was entered into in November 2001 and expires in December 2016 and we have an option to extend this lease for an additional term of five years thereafter and certain exit points during the term of the lease. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans.  We occupy approximately 10,500 square feet adjacent to our Re'em teleport pursuant to a lease that we entered into in November 2007 and which expires in December 2013, and we have an option to extend the term for an additional 6 months

In November 2008, we acquired the Emek Ha'ela teleport in Emek Ha'ela, Israel, from Bezeq, The Israel Telecommunications Corp. Limited.  We acquired approximately 26.5 acres pursuant to a forty-nine year lease with the Israel Land Administration, which is set to expire in May 2042.  We also have an option to extend the lease for an additional forty-nine years. We are not required to make any additional payments under the lease unless we elect to exercise the option to extend the lease beyond 2042.  The teleport also includes a facility with approximately 42,000 square feet.

Since August 2005 we have been leasing a broadcasting studio facility of approximately 10,800 square feet located in Jerusalem, Israel.  The studio facility lease expires in July 2015 following our exercise of an extension option. We have an option to extend the term for an additional period of ten years at our election.  Since July 2007 we have also been leasing an approximately 4,100 square foot facility in the same building in Jerusalem, Israel.  This lease expires in July 2015 with an option to extend the term for an additional period of 10 years. We also lease an additional 350 square foot facility in the same building in Jerusalem, Israel pursuant to a lease that expires in September 2015, with two options to extend the term for an additional period of five years each.

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years. The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee and we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared this new detailed plan for the site which was approved by the ILA and we are in the process of obtaining approvals of the plans for Galon with the relevant zoning and building committees.  If the development agreement is cancelled, the ILA will refund the fees we paid for the land less a 15% termination fee and 6% per annum fee.  We believe there is only a remote chance that the ILA will cancel the allocation of the land to us.

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

The following discussion and analysis of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this Annual Report (see Item 18, "Financial Statements").  The following discussion and analysis contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements (see "Special Note Regarding Forward-Looking Statements" above).  Factors that could cause or contribute to such differences include those discussed in Item 3.D under the header "Risk Factors" and elsewhere in this Annual Report.

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

We also provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and Inmarsat Service Providers (ISPs) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.  We currently provide MSS to more than 242 end customers, either directly or through 56 ISPs.

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  Consequently, our network can be expanded substantially without having to incur significant capital expenditures.  Most of our capital expenditures relate to transmission and playout equipment.  Because of our network design, we have incurred relatively minimal indebtedness in growing our business.  We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

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

Most of our revenues are from monthly services provided to our customers under long-term contracts.  In 2010, 2011 and 2012, 88.2%, 88.1% and 86.7%, respectively, of our revenues were generated from long-term contracts for content management and distribution services, and 4.9%, 4.5%, and 5.4%, respectively, of our revenues were generated from occasional content management and distribution services.  Approximately 6.9%, 7.4% and 7.9% of our revenues in 2010, 2011 and 2012, respectively, were generated from MSS.

Reporting Segments.  Our two reportable segments are (i) the content management and distribution services to television and radio broadcasting industries and (ii) MSS.  The company's operating segments are strategic business units that offer different services to different industries and are managed accordingly.  As a result of the acquisition in November 2008 of Bezeq's MSS business unit, which is our "711" business unit, we have presented operating segments since 2008.  We analyze our operating segments based on each segment's revenues and gross profit.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next two to five years.  As of December 31, 2012, we had contracted backlog totaling $194.6 million through 2027, of which $87.0 million are related to services expected to be delivered in 2013 (consisting of $24.9 million related to services expected to be delivered in the first quarter of 2013, $23.2 million related to services expected to be delivered in the second quarter of 2013, $20.6 million related to services expected to be delivered in the third quarter of 2013, and $18.3 million related to services expected to be delivered in the fourth quarter of 2013), $56.6 million are related to services expected to be delivered in 2014, $30.5 million are related to services expected to be delivered in 2015 and $11.3 million are related to services expected to be delivered in 2016.  Of our $194.6 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $180.0 million, or 92.5%, is related to obligations to be provided under non-cancelable agreements and $14.6 million, or 7.5%, is related to obligations to be provided under cancelable agreements.  Of our $14.6 million contracted backlog that relates to cancelable agreements, $7.0 million relates to services to be delivered in 2013, $7.6 million relates to services to be delivered in 2014 through 2017.  Approximately 96.2% of our cancelable agreements may be canceled by an advanced notice of between 7 to 180 days, while 3.8% of our cancelable agreements may be canceled at certain predefined exit dates.  We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2010, 2011 and 2012 was $187.9 million, $193.7 million and $194.6 million, respectively.  . If unfavorable global economic conditions occur, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2010 through 2012, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,
	2010	2011	2012
	(as a percentage of total revenues)
North America	24.0%	28.1%	29.0%
Europe	44.6	42.7	42.6
Asia	9.1	8.4	9.3
Israel	7.2	8.8	7.9
Middle East (other than Israel)	13.6	10.5	8.8
Rest of world	1.5	1.5	2.4
Total	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2012, our content management and distribution services revenues were derived from more than 215 customers and our MSS were derived from more than 242 customers.  In 2012, our ten largest customers accounted for 21.7% of total revenues, and no single customer accounted for more than 5.7% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the content management and distribution segment. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

Cost of Revenues.

Content Management and Distribution.  Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services and fiber capacity), salaries, our teleports operational expenses and depreciation of facilities, transmission and playout equipment.  The principal component of cost of revenues is the monthly fees paid to network service providers, such as satellite space segment and fiber network leases and teleport services.  We lease our space segment capacity pursuant to long-term contracts.  We can terminate approximately 56.3% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause.  We lease approximately 86.8% of our space segment capacity on a non-preemptible basis, providing our network with a higher level of reliability to our customers and assurance in the case of service outage.  We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution.  Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts.  If we are unable to increase our services prices, our gross profit may decline.

MSS.  Cost of revenues for our MSS business consists primarily of network services (such as satellite space) and payments to subcontractors.

A majority of the company's cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2010, 2011 and 2012, our cost of revenues included $58.0 million, $66.9 million and $65.5 million of variable costs.  For this purpose, we define the company's variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation, our teleports operational costs and labor costs, which we define for this purpose as non-variable costs.

Gross Profit.

Content Management and Distribution.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.    Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis.  When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity.  We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.  In addition, we may be required to provide our customers with dual illumination services if we are unable to extend the lease of the capacity utilized by such customers, which means that we are required to pay for two satellite capacities while our customers continue to pay for a single satellite capacity.  This may result in a decrease of our gross margin.

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

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents and our direct sales force.  In 2010, 2011 and 2012, our operating expenses included $2.6 million, $2.9 million and $2.9 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management and consulting fees to our principal shareholders that amounted to $398 thousand in each of 2010, 2011 and $428 thousand in 2012 (see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions").

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

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years. Buildings are amortized for a range of 30-40 years subject to each teleport facility expected useful life.  Intangible assets other than goodwill are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

Share-based Compensation.  Our expenses also include share-based compensation expenses, which are allocated among cost of revenues, sales and marketing and general and administrative expenses. Share-based compensation expenses result from the granting of options to employees and non-executive directors under the fair-value based method of accounting (calculated using the Black-Scholes and Monte Carlo models) and restricted share units. The share-based compensation expenses are recorded to expenses over the vesting periods of the individual options or restricted share units. There was no intrinsic value for all options outstanding as of December 31, 2012.

Interest and Marketable Securities Income.  Interest and marketable securities income represents interest income earned (mainly on bank deposits and corporate and government debentures) and gains from marketable securities invested through brokers in Israel and the United States.

Marketable securities at December 31, 2011 and 2012 consisted of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. We classify our debt securities in one of three categories, "trading," "available- for- sale," or "held-to- maturity," and our equity securities as "trading."  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity.  All securities not included in trading or held-to-maturity were classified as available-for-sale.

As of December 31, 2011 and 2012, there was a net unrealized loss of $96 thousand and net unrealized gains of $197 thousand, respectively, related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Available-for-sale securities are classified as short-term interest-bearing investments on our balance sheet.

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

Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative.  Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be.  For example, we entered into customer agreements denominated in Euro with customers in the United States, while the Euro is neither our functional currency nor the functional currency of the U.S. customers.  In these cases, FASB ASC Topic 815, Derivatives and Hedging, requires that we separate the currency component from the applicable customer or supply contract, based on the future noncancelable contractual term, and account for it as a currency derivative and mark this instrument to market through the statement of operations every period.  This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives."  We believe we have been able to reduce the net foreign currency exposure by matching the relevant revenue contracts with our customers to various similarly denominated expense contracts with our suppliers.  However, because the expense contracts with offsetting exposures are denominated in the functional currencies of the suppliers, the currency components of these contracts are not separately accounted for as derivatives.  Accordingly, even though we may have reduced our exposure to currency fluctuations from an economic perspective, the separation of currency derivatives for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro) and or changes to interest rates for U.S. dollar and Euro contracts.  The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities.  For additional information regarding ASC Topic 815, see "Application of Critical Accounting Policies – Fair Value of Embedded Currency Conversion Derivatives" below.

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

We were granted in 2006 an "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relate to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions.  See Item 10.E. "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Approved Enterprise" status.In 2009, we realized tax reductions resulting from the "Approved Enterprise" status in an aggregate amount of $114 thousand.  In 2010, 2011 and 2012 the corporate tax rate was 25%, 24% and 25%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

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

Expansion Plans. We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania. We also upgraded and expanded the infrastructure and facilities in our Emek Ha'ela teleport, which we acquired in 2008. This upgrade and expansion is intended to accommodate new state-of-the-art technologies and solutions that will allow us to offer our customers a wider range of solutions and increase penetration to new media markets.  We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

Application of Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements in Item 18.  However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  However, because future events and their effects cannot be determined with certainty, actual results may differ from these estimates under different conditions.  Our accounting policies that require management to apply significant judgment include:

Functional and Reporting Currency.  Our accounting records are maintained in NIS and U.S. dollars.  The U.S. dollar is the currency of the primary economic environment in which our operations are conducted and expected to be conducted in the future.

We determined our functional currency to be the U.S. dollar in accordance with the provisions of ASC 830-10-20, 10-55-5, taking into consideration the following factors:

•
Cash flow indicators: Most of our cash flows are denominated in U.S. dollars.  As of December 31, 2012, 78% of cash and cash equivalents, 56% of trade accounts receivable and 61%% of deposits from customers were denominated in U.S. dollars.  Our cash flow reports are denominated in U.S. dollars and we manage our budget in U.S. dollars.

•	Sales markets and sales price indicators: In 2012, 64% of our revenues were in U.S. dollars and a majority of the underlying value of our signed contracts were denominated in U.S. dollars.

•	Expense indicators: Out of total cost of revenue, in 2012, the dominant currency is the U.S. dollar as 47% of these costs were stated in U.S. dollars, 34% in Euro and 19% in NIS.

•
Financing indicators:  We finance our activities from current earnings and shareholders' equity. In November 2006, we completed an initial public offering of our ordinary shares and our listing on the NASDAQ Global Market, in which we raised approximately $52.4 million.

•	Inter-company transactions indicators: Most of our inter-company transactions are denominated in U.S. dollars.

Based on the above criteria, we have determined that the U.S. dollar is our functional currency and there have not been any significant changes in the economic facts and circumstances that indicate that our functional currency has changed in 2012.

Provision for Doubtful Accounts.

The financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable.  Doubtful debts, which according to the opinion of our management are unlikely to be collected, are written-off from our books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of our receivables balance, an evaluation of the security received from them and our past experience with the customers.  If the financial condition of our customers were to deteriorate in the future, resulting in an impairment of their ability to make payments, additional allowances may be required.

Business Combinations; Goodwill and Other Intangible Assets.

In our business acquisition described above, we accounted for our purchase in accordance with ASC 805-10, "Business Combinations," which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense.  Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the business combination method of accounting. In management's opinion, the goodwill represents the future synergy in the company's content management and distribution services resulting from the use of the Emek Ha'ela facility and SM2 acquired assets for expanding its business.  We adopted FASB ASC Topic 350, Intangibles - Goodwill and Other  requirements regarding goodwill and other intangible assets with indefinite useful lives.  Such goodwill is not amortized, but rather is periodically assessed for impairment. We amortize our acquisition-related intangible assets other than goodwill using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives.

The determination of the fair value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from sales, customer contracts, suppliers contracts, brand name, assumptions about the useful lives period of time of the acquired assets, and their discount rates.  Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  Unanticipated events and circumstances may occur and assumptions may change.  Estimates using different assumptions could also produce significantly different results.

Impairment of Goodwill and Other Intangible Assets.

We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each year, or more frequently if we determine that indicators of impairment exist.

Our impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit to its carrying value.  Our reporting units are consistent with the reportable segments identified in Note 12 to our Consolidated Financial Statements.

If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed.  If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill.  If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. In September 2011, the FASB amended its guidance to simplify testing goodwill for impairment, allowing an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity determines as a result of the qualitative assessment that it is more likely than not (> 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required.

We estimate the fair value using an in-exchange valuation premise based upon our market capitalization using quoted market prices, adding an estimated control premium, and then assigning that fair market value to the reporting units.  We conducted our goodwill impairment analysis at the end of 2012 and 2011 and concluded that our goodwill was not impaired in either period.  In performing the impairment analysis for 2012 and 2011 we concluded that a control premium of 20% is appropriate based on historical control premiums derived from comparable transactions in the communications industry, and we offset the volatility of the share price by using the average share price during the 30 days prior to December 31, 2012 and 2011, as opposed to the actual share price as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, there have been no events that resulted in the impairment of any goodwill or other intangible assets.

Income Taxes.

We account for income taxes under ASC 740-10 "Income Taxes – Overall."  Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not be able to realize their benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate.  When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) included in ASC 740-10 "Income Taxes – Overall" as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations.  This evaluation considers several factors, including an estimate of the likelihood of generating sufficient taxable income in future periods, the effect of temporary differences, the expected reversal of deferred tax liabilities and available tax planning strategies.  At December 31, 2012 and December 31, 2011, we had a liability for unrecognized tax benefits of approximately $1.5 million and $1.4 million respectively, which if recognized in the future, would favorably impact our effective tax rate.

Fair Value of Embedded Currency Conversion Derivatives.

We account for derivatives and hedging activities in accordance with ASC Topic 815, which requires that derivatives instruments within its scope be recorded on the balance sheet at their respective fair value.

We occasionally enter into commercial (foreign currency) contracts in which a derivative instrument is "embedded."  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

Derivative Instruments and Hedging Activities

We account for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires that all derivatives instruments be recorded on the balance sheet as either assets or liabilities at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

We enter into derivative contracts that we intend to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, we document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Accounting for Stock-Based Compensation.

We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation.  The grant date fair value of the options awarded is calculated using the Black-Scholes and Monte Carlo models and the associated compensation cost is amortized over their vesting period.  As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees and directors using the Black-Scholes and Monte Carlo option valuation models with certain assumptions that are significant inputs.  The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.  These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.  If actual results differ significantly from these estimates or different key assumptions were used, it could have a material effect on our consolidated financial statements.

As of December 31, 2012 there was approximately $1.5 million unrecognized compensation cost related to non-vested outstanding stock options. The cost is expected to be recognized over a weighted-average period of 3.4 years.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,
	2010	2011	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$102,027	$112,920	$113,400
Cost of revenues	75,962	86,939	86,253
Gross profit	26,065	25,981	27,147
Operating expenses:
Sales and marketing	6,380	7,067	7,388
General and administrative	9,194	10,130	10,106
Total operating expenses	15,574	17,197	17,494
Operating income	10,491	8,784	9,653
Interest and marketable securities income	681	400	739
Currency fluctuation and other financial expenses, net	(1,268)	(740)	(399)
Changes in fair value of embedded currency conversion derivatives	1,254	(2,130)	1,182
Other income, net	--	(1)	(1)
Income before taxes on income	11,158	6,313	11,174
Income taxes	2,448	1,978	2,884
Net income	$8,710	$4,335	$8,290
Basic income per ordinary share	$0.50	$0.25	$0.48
Diluted income per ordinary share	$0.50	$0.25	$0.48
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,330,024	17,346,561	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,380,677	17,346,561	17,346,561

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

	Year ended
	December 31, 2011		December 31, 2012
	(in thousands and as a percentage of total revenues)
Revenues	$112,920	100%	$113,400	100%
Cost of revenues	86,939	77.0	86,253	76.1
Gross profit	25,981	23.0	27,147	23.9
Operating expenses:
Sales and marketing	7,067	6.3	7,388	6.5
General and administrative	10,130	9.0	10,106	8.9
Total operating expenses	17,197	15.2	17,494	15.4
Operating income	8,784	7. 8	9,653	8.5
Interest and marketable securities income	400	0.4	739	0.7
Currency fluctuation and other financial income (expenses), net	(740)	(0.7)	(399)	(0.4)
Changes in fair value of embedded currency conversion derivatives	(2,130)	(1.9)	1,182	1.0
Other income, net	(1)	0.0	(1)	0.0
Income before taxes on income	6,313	5.6	11,174	9.9
Income taxes	1,978	1.8	2,884	2.5
Net income	$4,335	3.8	$8,290	7.3

Revenues.  Revenues were $113.4 million for the year ended December 31, 2012, an increase of 0.4%, from $112.9 million in 2011.  The increase in revenues was primarily due to additional revenues from MSS services.

For the year ended December 31, 2012, our total revenues included $104.3 million of revenues derived from our content management and distribution services, a decrease of $0.1 million, or 0.1%, compared to the year ended December 31, 2011. The decrease in the content management and distribution in 2012 was primarily due to the completion of a large TV project and the weakening of the Euro relative to the U.S. dollar . Exchange rate differences between 2012 and 2011 reduced our revenues by approximately $3.0 million. The decrease was offset by additional revenues from content management and distribution services, mainly from Occasional Use services as a result of the acquisition of Sm2's business.

For the year ended December 31, 2012, our total revenues included $9.0 million of revenues derived from our MSS business, an increase of $0.7 million, or 7.5%, compared to the year ended December 31, 2011. The increase in our revenues from MSS services was primarily due to the expanded value-added services we offer, including the increase in transition to fourth generation services which include fleet broadband services and expanding fourth generation services to Internet service providers (ISPs), and continuing third generation advanced data and fleet services.

Cost of Revenues.  Cost of revenues was $86.3 million for the year ended December 31, 2012, a decrease of 0.8% from $86.9 million in 2011.  As a percentage of total revenues, cost of revenues decreased from 77% in 2011 to 76% in 2012.

Network services costs were $65.5 million in 2012, a decrease of $1.4 million or 2%, from $66.9 million in 2011. The $65.5 million network services costs incurred in 2012 consist of $58.8 million of expenses related to our content management and distribution services, a decrease of $1.0 million, or 1.6%, compared to the year ended December 31, 2011, and $6.7 million of expenses related to the cost of MSS network and transmission services from third parties, a decrease of $0.4 million compared to the year ended December 31, 2011. This decrease was due primarily to the following three factors: (i) increase in revenues from Occasional Use services, which tend to have higher margin, along with better utilization of satellite and terrestrial fiber capacity required to service our customers through our network, (ii) the weakening of the Euro relative to the U.S. dollar with the exchange rate differences between 2012 and 2011 reducing our expenses related to our content management and distribution services by approximately $1.5 million, and (iii) increasing efficiency in the payments related to our growing MSS network services.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $7.2 million in 2012, a decrease of 1.4% from $7.3 million in 2011.  This decrease was due to the weakening of the NIS relative to the U.S. dollar, offset by the increase that was due to the capitalization of salaries of certain direct employees to our Emek Ha'ela teleport until its activation during 2011.  Depreciation and amortization was $8.4 million in 2012, an increase of 6.8%, from $7.9 million in 2011.  This increase is directly attributable to the increase in fixed assets in order to support the addition of customers to our network and the above mentioned activation of the established infrastructure of the Emek Ha'ela teleport during 2011.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 75.5% in 2012 and  in 2011, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2012 was 82.3% compared to 95.4% in 2011.

As our customer base continues to grow, we will need to acquire and lease additional satellite and terrestrial fiber capacity to serve these customers, as well as invest in infrastructure to support this growth. In addition, we anticipate that the demand for network capacity will also continue to expand as a result of increased penetration of high definition television (HDTV). Our ability to handle such demand depends on the availability of satellite and terrestrial fiber capacity, as well as the use of internet protocol (IP) for the delivery of video and audio programming.

Sales and Marketing Expenses.  Sales and marketing expenses were $7.4 million in the year ended December 31, 2012, an increase of 4.5% from $7.1 million in 2011.  The increase in sales and marketing expenses is due to an increase of our direct sales force, resulting in increased salaries, wages and benefits, travel and overhead costs. Sales and marketing expenses as a percentage of revenues were 6.5% in 2012 and 6.3% on 2011.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 37.4%and 40.6% of our total sales and marketing expenses in 2011 and 2012, respectively.  Salaries, wages and benefits increased by $0.4 million from $2.6 million in 2011 to $3.0 million in 2012 mainly due to an increase in commissions paid to our direct sales force and an increase in the number of employees.

Depreciation of assets related to marketing activities comprised 4.4% and 3.2% of our total sales and marketing expenses in 2011 and 2012, respectively.  Depreciation decreased from $0.3 million in 2011 to $0.2 million in 2012.

Agents and commission fees paid to third parties comprised 38.1% and 36.1% of our total sales and marketing expenses in 2011 and 2012, respectively.  Agents and commission fees were $2.7 million in both 2011 and 2012.

General and Administrative Expenses.  General and administrative expenses were $10.1 million in the years ended December 31, 2011 and 2012.  As a percentage of revenues, general and administrative expenses were 9.0% and 8.9% in 2011 and 2012, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 33.0% and 34.0% of our total general and administrative expenses in 2011 and 2012, respectively.   Salaries, wages and service fees expenses were $3.3 million and $3.4 million, respectively, in 2011 and 2012.

Management and consulting fees paid to our principal shareholders were $398 thousand in 2011 and $428 thousand in 2012.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees decreased from $1.0 million in 2011 to $0.8 million in 2012.

Allowance for doubtful accounts was $2.3 million in 2011 and $2.9 million in 2012.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $0.7 million in the year ended December 31, 2012, an increase of $0.3 million from $0.4 million in 2011.  This increase is primarily the result of the increase in yield of our marketable securities and an increase in our bank deposits during 2012.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in an expense of  $0.4 million in the year ended December 31, 2012, a decrease of $0.3 million from currency fluctuation and other financial expenses, net, of $0.7 million in 2011.

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in income of $1.2 million in the year ended December 31, 2012, compared to an expense of $2.1 million in 2011.  The changes in the fair values of these embedded currency conversion derivatives are due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers.

Income Taxes.  Income taxes were $2.9 million in the year ended December 31, 2012, an increase of $0.9 million from $2.0 million in 2011.  The increase is due to the increase in income before taxes on income from $6.3 million in 2011 to $11.2 million in 2012. Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The decrease in the effective tax rate from 31% in 2011 to 26% in 2012 was due to the impact of the revaluation of the NIS against the U.S. dollar during 2012, which resulted in lower NIS income for tax purposes in 2012 compared to devaluation of the NIS against the U.S. dollar during 2011, which resulted in higher NIS income for tax purposes and from an  increase in statutory tax rates for future years during 2011, which increased our deferred tax liabilities (see also note 14 to the our consolidated financial statements).

Net Income.  Net income was $8.3 million in the year ended December 31, 2012, an increase of 91.2% from $4.3 million in 2011.  The increase is due primarily to the increase in operating income and the change in the fair value of embedded currency conversion derivatives as discussed above.

Segment Results.   For the years ended December 31, 2012 and 2011, the gross profit of our content management and distribution services to television and radio was $25.6 million.

For the year ended December 31, 2012, the gross profit of our MSS business was $1.6 million, an increase of $1.2 million, or 313.3%, compared to gross profit of $384 thousand in 2011. The increase was due to the factors described above.

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

For the year ended December 31, 2011, our total revenues included $104.4 million of revenues derived from our content management and distribution services, an increase of $9.6 million, or 10.1%, compared to the year ended December 31, 2010. The increase in the content management and distribution in 2011 resulted from our continuous expansion of our footprint in the U.S. following the acquisition of the Hawley Teleport and the increased utilization of our teleport in Emek Ha'ela, which allowed us to increase our customer base, including additional major network customers, high definition and three dimensional television (3DTV) channels,  delivering data services to large organizations, distribution of TV channels over the internet and increased broadcast of sporting channels.

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

As our customer base continues to grow, we will need to acquire and lease additional satellite and terrestrial fiber capacity to serve these customers, as well as invest in infrastructure to support this growth. In addition, we anticipate that the demand for network capacity will also continue to expand as a result of increased penetration of high definition television (HDTV). Our ability to handle such demand depends on the availability of satellite and terrestrial fiber capacity, as well as the use of internet protocol (IP) for the delivery of video and audio programming.

Sales and Marketing Expenses.  Sales and marketing expenses were $7.1 million in the year ended December 31, 2011, an increase of 10.8% from $6.4 million in 2010.  The increase in sales and marketing expenses is due to increases in salaries, wages and benefits, increases in agents and commission fees paid to third parties and increase in advertising and marketing activities during 2011.Sales and marketing expenses as a percentage of revenues were 6.3% in both 2010 and 2011.

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

General and Administrative Expenses.  General and administrative expenses were $10.1 million in the year ended December 31, 2011, an increase of 10.2% from $9.2 million in 2010.  The increase is mainly due to the increase in rent, depreciation and maintenance costs, mainly related to the transition to our new offices in Airport City, Israel, and to the increase in the provision for doubtful debts. As a percentage of revenues, general and administrative expenses were 9.0% and 8.9%in 2010 and 2011, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 36.0% and 33% of our total general and administrative expenses in 2010 and 2011, respectively.   Salaries, wages and service fees expenses were $3.3 million for both 2010 and 2011.

Management fees paid to our principal shareholders were $398 thousand in both 2010 and 2011.

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

Income Taxes.  Income taxes were $2.0million in the year ended December 31, 2011, a decrease of $0.5million from $2.5 million in 2010.  The decrease is due to the decrease in income before taxes on income from $11.2million in 2010 to $6.3million in 2011.  Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The increase in the effective tax rate from 21% in 2010 to 31% in 2011 was due to the impact of the devaluation of the NIS against the U.S. dollar during 2011, which resulted in higher NIS income for tax purposes and from an increase in statutory tax rates for future years, which increased our deferred tax liabilities (see also note 14 to the our consolidated financial statements).

Net Income.  Net income was $4.3million in the year ended December 31, 2011, a decrease of 50.2% from $8.7 million in 2010.  The decrease is due primarily to the decrease in operating income and the change in the fair value of embedded currency conversion derivatives as discussed above.

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

B.  Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006.Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers.  We typically use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.7 million) and Bank Leumi (approximately $1.3 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($0.1million from the Bank Leumi credit line and $2.4 million from the Bank Igud credit line) mainly to provide guarantees required under several of our long-term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering and to expand and upgrade our teleport in Emek Ha'ela.

In 2010, 2011 and 2012, our capital expenditures included mainly investments in fixed assets of approximately $15.3 million, $14.7 million and $6.6 million, respectively,

We intend to continue to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. For example, in 2008 we completed the acquisitions of the Hawley Teleport in Pennsylvania and the satellite business of Bezeq for an aggregate cost of approximately $20.5 million, and in November 2012 we completed the acquisition of Sm2's business in the United States for an aggregate cost of approximately $1.2 million.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationships and potential value of synergies.

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

Cash and Cash Equivalents. Cash and cash equivalents were $13.1 million at December 31, 2010, $14.4 million at December 31, 2011 and $12.1 million at December 31, 2012.  The decrease from 2011 to 2012 was primarily attributable to net cash provided by operating activities of $15.9 million, net proceeds from short term investments and marketable securities of $5.4 million less investment in fixed assets of $6.6 million, business combination of $1.2 million, and dividends paid of $15.8 million .The increase from 2010 to 2011 was primarily attributable to net cash provided by operating activities of $16.2 million, less investment in fixed assets of $14.7 million offset mainly by net proceeds from short term deposits and marketable securities of $3.9 million, and less dividends paid of $4.2 million.

	Year ended December 31,
	2010	2011	2012
		(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$9,351	$16,245	$15,892
Net cash used in investing activities	(4,639)	(10,730)	(2,416)
Net cash used in financing activities	(6,562)	(4,163)	(15,786)
Increase (decrease) in cash and cash equivalents	$(1,850)	$1,352	$(2,310)

Cash and cash equivalents — beginning of year	14,941	13,091	14,443
Cash and cash equivalents — end of year	$13,091	$14,443	$12,133

Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities was $15.9 million, a decrease of $0.3 million from $16.2 million of net cash provided by operating activities for the year ended December 31, 2011.  Our cash flow from operating activities were negatively impacted in 2012 compared to 2011primarily by an increase in our account receivables. For the year ended December 31, 2011, net cash provided by operating activities was $16.2 million, an increase of $6.8 million from $9.4 million of net cash provided by operating activities for the year ended December 31, 2010.  Our cash flow from operating activities were positively impacted in 2011 compared to 2010 primarily by a $5.9 million increase in non-cash expenses such as depreciation and amortization and change in the value of embedded currency conversion derivatives, in addition to a $3.3 million increase in account receivables in 2011 compared to 2010 due to better collection.  The increase was partially offset by a $4.4 million decrease in net income.  For the year ended December 31, 2010, net cash provided by operating activities was $9.4 million, a decrease of $7.6 million from $17.0 million of net cash provided by operating activities for the year ended December 31, 2009.  The decrease resulted primarily from a decrease in net income of $2.9 million and by an increase of $3.1 million in trade receivables.

Investing Activities

For the year ended December 31, 2012, we used $2.4 million net for investing activities which was comprised mainly of investments of $6.6 million in fixed assets, $1.2 million in business combination  less $5.4 million related to net proceeds from marketable securities.  For the year ended December 31, 2011, we used $10.7 million net for investing activities which was comprised mainly of investments of $14.7 million in fixed assets, less $3.9 million related to net proceeds from short-term deposits and marketable securities.

Financing Activities

During the years ended December 31, 2010, 2011 and 2012, we paid dividends to our shareholders in the amount of $6.6 million, $4.2 million and $15.8 million, respectively.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 "Operating Results and Financial Review and Prospects."

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2012.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 "Information on the Company – Property, plants and equipment" for a description of these leases.

We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

We enter into long-term contracts with suppliers for leases of network (satellite and fiber) and teleport services.  Approximately 43.7% of these contractual commitments as of December 31, 2012 do not provide for early termination, or impose a significant penalty for early termination. The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

The following are the contractual commitments at December 31, 2012, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$1,461	$654	$807	$0	$0
Operating Car Leases	980	495	485	-	-
Operating Network Leases	106,358	40,824	47,200	18,043	291
Total	$108,799	$41,973	$48,492	$18,043	$291

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Dr. Shlomo Shamir (1)	65	Chairman of the Board
Avi Cohen	60	Chief Executive Officer
Itzik Zion	48	Chief Financial Officer
Lior Rival	40	Chief Commercial Officer
Ziv Mor	37	Chief Technology Officer and Vice President –Business Development
Maya Rival	36	Vice President – Global Operations
Ohad Har-Lev	38	General Counsel, Company Secretary & Managing Director of MSS
Tzurit Golan	41	VP HR & OD
David Assia (2)(3)(4)(5)(6)	61	Director
Amit Ben-Yehuda	49	Director
Vered Levy-Ron (2)(3)(4)(5)	46	Director
Alexander Milner (1)	72	Director
Ron Oren	41	Director
David Rivel	66	Director
Yosi Shahror (6)	38	Director
Guy Vaadia (2)(4)(5)(6)	49	Director

(1)	"Independent Director" under the applicable NASDAQ Marketplace Rules (see explanation below)

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

Avi Cohen, has been our Chief Executive Officer since July 2012. Prior to joining our company, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies Ltd., a leading manufacturer and provider of Satellite Communication equipment and a public company traded on the Tel Aviv Stock Exchange, from 2008. Prior to joining Orbit, from September 2006, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom. Prior to ECI, Mr. Cohen served in a variety of management positions at KLA-Tencor (NASDAQ: KLAC). From 2003, he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at KLA-Tencor’s corporate headquarters in the U.S. From 1995, he was the President of KLA-Tencor Israel, responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen spent three years as Managing Director of Octel Communications Israel (later sold to Avaya), after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded in 1985 and was acquired by Octel in 1991. Mr. Cohen also serves as a director of Nova Measuring Instruments (NASDAQ: NVMI).  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University.

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

Lior Rival has been our Chief Commercial Officer since December 2012, after having served as our Vice President – Sales and Marketing from January 2003 to December 2012 and Marketing Manager from April 1998 to January 2003.  Mr. Rival holds a B.A. in Management and Communication from the Tel Aviv Open University.  He is the son of David Rivel, our founder, director and former Chief Executive Officer, and the brother of Maya Rival, our Vice President – Global Operations.

Ziv Mor has been our Chief Technology Officer and Vice President – Business Development since June 2010.   From December 2006 until June 2010, Mr. Mor served as our Chief Technology Officer. From January 2003 until December 2006,Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

Maya Rival has been our Vice President – Global Operations since November 2006, after having served in different technical roles in our company from 1998 until 2000, and after serving as our Administration Manager since 2000. In her current position as Vice President – Operations, Ms. Rival is responsible for our Administration, Human Resources and Logistics departments.  She is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and the sister of Lior Rival, our Chief Commercial Officer.

Ohad Har-Lev joined RRsat as General Counsel in May 2011 and was appointed Company Secretary in December 2011.  In June 2012, Mr. Har-Lev assumed business responsibility for RRsat's Station 711 business unit. Mr. Har-Lev has been nominated as RRsat Inc. President, and effective April 2013 he will assume this responsibility and maintain his responsibility for the Station 711 business unit.  Prior to joining RRsat, Mr. Har-Lev served as corporate and general counsel for publicly traded companies on NASDAQ, AIM and the Tel Aviv Stock Exchange and for several high tech companies in the private sector.  Mr. Har-Lev served as a corporate counsel at Amdocs (NASDAQ: DOX) from 2009 until 2011 and as general counsel of Gilat Satcom (traded on the TASE and AIM) from 2005 until 2008. Mr. Har-Lev holds an LLB in Law and an MBA from The Interdisciplinary Center (IDC) Herzliya, and is a member of the Israeli Bar.

Tzurit Golan joined RRsat in March 2013 as VP HR & OD.  Prior to joining RRsat, Ms. Golan held several executive HR positions in the high-tech industry. During 2012, she was the Head of International HR at AudioCodes Ltd. (NASDAQ: AUDC). Prior to joining AudioCodes, Ms. Golan was VP HR at Orbit Technologies Ltd. (TASE: ORBI) from 2010 to 2012, and Director HR at Alvarion Ltd. (NASDAQ: ALVR) from 2006 to 2009.  Ms. Golan holds a B.A. in Behavioral Sciences from the College of Management and an M.A. in Organizational Sociology from Ben-Gurion University.

David Assia, a member of our Board of Directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of the First International Bank, eToro Group Ltd., Biocatch Ltd., MobeeArt, The Weizmann Institute of Science, Yeda Research & Development Company and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Amit Ben-Yehuda, a member of our Board of Directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders, and Chief Executive Officer and a director of Kardan Technologies Ltd, a holding company.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  Mr. Ben-Yehuda also serves as a director of several privately held companies, including Unicell Ltd., The Israeli Channel, GigaSpaces and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel Aviv University.

Vered Levy-Ron, a member of our Board of Directors since January 2007, has served as the CEO of HumanEyes Technologies since February 2010.  Prior to that, she was president of DaLi Advisory from September 2005 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

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

David Rivel, a member of our Board of Directors since 1981, was our founder and former Chief Executive Officer from 1981 to 2012.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be'er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Chief Commercial Officer, and Maya Rival, our Vice President – Global Operations.

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

Guy Vaadia, a member of our Board of Directors since October 2007, is the Managing Partner of Origo Investments, a credit investment fund.  Prior to joining Origo Investments in 2009, Mr. Vaadia was the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha'Mizrahi from 1995. Mr. Vaadia serves  as a director of  O.R.T. Technologies Ltd. Until March 2009, Mr. Vaadia served as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd.., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd.   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

The term of each of our directors, other than our outside directors, will expire at the time of our 2013 annual general meeting of shareholders. The term of our outside directors will expire in January 2016. Please also see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions" for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors.

B.  Compensation

           The aggregate direct compensation we paid to our executive officers as a group for the year ended December 31, 2012 was $2.5 million.  This amount includes $125,000 that was set aside or accrued to provide for severance and retirement insurance policies, and $0.7 million that was paid or accrued as bonuses pursuant to individual bonus arrangements provided for in the executive officers' employment agreements.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  In addition, this amount does not include fees paid to our former Chief Executive Officer (who served as Chief Executive Officer through June 30, 2012) in consideration for his services as a director (see below).

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

In January 2013, we granted our directors, Amit Ben-Yehuda, Roni Oren and Guy Vaadia, options to purchase 10,000, 10,000 and 15,000 ordinary shares, respectively, at an exercise price of $6.85 per ordinary share that vest over a period of four years in the case of Amit Ben-Yehuda and Roni Oren, and a period of three years in the case of Guy Vaadia.

The cash compensation of our outside directors is the same as the cash compensation of all our other directors.  In addition, in January 2013, upon their reelection as our outside directors for an additional three year term until January 2016, we granted each of our outside directors options to purchase 15,000 ordinary shares at an exercise price of $6.85 per ordinary share that vest in equal annual installments over a three year period.

In addition, commencing May 2011, in consideration for the services provided to the company, we pay a company controlled by the Chairman of our board of directors a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  We also granted the Chairman of our board of directors in September 2012 options to purchase 200,000 ordinary shares at an exercise price of $5.28 vesting over a period of 4 years.

In June 2012, we granted our executive officers and employees options to purchase 587,500 ordinary shares, at an exercise price of $5.22 per ordinary share that vest over a period of four years. In September 2012, we granted our executive officers options to purchase 127,500 ordinary shares, at an exercise price of $5.22 per ordinary share that vest over a period of four years.  In November and December 2012, we granted our executive officers and employees options to purchase 90,000 ordinary shares, at exercise prices ranging from $6.19 to $6.40 per ordinary share that vest over a period of four years.

As of December 31, 2012, there were outstanding options to purchase 819,880 ordinary shares granted to our executive officers and directors as a group, at exercise prices ranging from $4.67 to $12.50 per ordinary share, with expiration periods ranging from January 2017 to December 2019. Other than as specified in the share ownership table under Item 7.A. "Major Shareholders and Related Party Transactions – Major Shareholders," none of our directors and officers holds more than 1% of our outstanding shares.

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

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.  Except for David Rivel, who served as our Chief Executive Officer until June 30, 2012 and also serves as a member of our board of directors, none of our directors have contracts or agreements with the company providing for benefits upon termination of employment includes provisions regarding benefits upon termination of employment.  For a detailed description of Mr. Rivel's agreement, see Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions."

Since October 2007, Yigal Berman has served as an observer to our board of directors.  In such capacity, he receives compensation equal to the compensation we pay our directors.  Mr. Berman's background is set forth below:

Yigal Berman, an observer to our board of directors since October 2007, is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak's holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

Since June 2011, Eytan Rechter has served as an observer to our board of directors.  In such capacity, he does not receive any compensation.  Mr. Rechter's background is set forth below:

Eytan Rechter, an observer to our board of directors since June 2011, is the Chief  Executive Officer and a member of the Board of Directors of Kardan Israel Ltd., a public company traded in the Tel Aviv Stock Exchange, since 1994 and since 2000, respectively, a member of the board of directors and a member of the controlling shareholders group of Kardan N.V., a public company traded on the Pan European Securities Exchange in Amsterdam and Tel Aviv Stock Exchange, and a member of the controlling shareholders group, Chief Executive Officer and Director of Kardan Yazamut (2011) Ltd., a public company traded on the Tel Aviv Stock Exchange.  In addition, Mr. Rechter also serves as a chairman of the board of directors of the following subsidiaries of Kardan Israel Ltd.: Kardan Vehicles Ltd., and Kardan Technologies Ltd., Mr. Rechter also serves as a Supervisory board member of Tahal Group International B.V. and as Supervisory board member of Agri Products International N.V.  Mr. Rechter also serves as a member of the board of directors of the following companies:  Kardan Real Estate and Development Ltd., Taladium Ltd., Taladium Holdings (1987) Ltd., Kinneret Diamonds Ltd., Rechter Brothers (1995) Ltd., Shamait Ltd., Aloterra Ltd., Kardan Communications Ltd., Kardan Trade Ltd., Taldan Motors Ltd., Water Planning for Israel Ltd., Tahal Engineers & Consultants Ltd., Levdan Ltd., Mekdan Ltd., Kardan Services (1993) Ltd., Kardan Securities Ltd., Kardan Financial Holdings Ltd., BFTV IL Ltd., BFTV LLC., IVP- Ivory Video Productions Ltd., Kardan Emed Properties and other inactive companies. Mr. Rechter holds a BA in Psychology and Economics from the Hebrew University in Jerusalem.

Corporate Governance Requirements

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the "independence" requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Messrs. Assia, Milner, Shamir and Vaadia and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Vaadia and Ms. Levy-Ron (who serve on our audit committee and compensation committee) qualifies as an independent director under the respective requirements of the SEC and NASDAQ.

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

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have reelected in January 2013.All of the outside directors must serve on our audit committee and compensation committee (including one outside director serving as the chair of the audit committee and compensation committee), and at least one outside director must serve on each other committee of our board of directors.  In addition, at least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has "financial and accounting expertise," and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has "professional expertise."  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

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

The Companies Law provides for an initial three-year term for an outside director, which may be extended for additional three-year terms, subject to certain requirements.  An outside director may be removed only by the same special majority required for his or her election or by a court, and then only if the outside director ceases to meet the statutory qualifications for election or if he or she breaches a duty of loyalty to our company.  In the event of a vacancy in the position of an outside director, if there are then fewer than two outside directors, our board of directors is required under the Companies Law to call a special shareholders meeting as promptly as practical to elect a new outside director.  David Assia and Vered Levy-Ron are our outside directors under the Companies Law.  Their term of office will expire in January 2016.

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

In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC, NASDAQ and the Companies Law.  Mr. Assia serves as the Chairman of the audit committee.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

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

Compensation Committee.  Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee's meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The compensation committee's duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Our compensation committee consists of Guy Vaadia and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC, NASDAQ and the Companies Law.  Mr. Assia serves as the Chairman of the compensation committee.

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

D.  Employees

As of December 31, 2012, we had 258 employees, of whom 186 were in operations, 32 were in sales and marketing, and 40 were in general and administration; as of December 31, 2011, we had 252 employees, of whom 185 were in operations, 28 were in sales and marketing, and 39 were in general and administration; as of December 31, 2010, we had 274 employees, of whom 220 were in operations, 24 were in sales and marketing, and 30 were in general and administration;.  Competition for personnel in our industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 9 employees in the MSS business as of December 31, 2012, of whom 4 were in operations and 5 in sales and marketing; 9 employees in the MSS business as of December 31, 2011, of whom 5 were in operations and 4 in sales and marketing; 9 employees in the MSS business as of December 31, 2010, of whom 5 were in operations and 4 in sales and marketing.

As of December 31, 2012, 236 of our employees were located in Israel and 22 employees were located in the United States; as of December 31, 2011, 238 of our employees were located in Israel and 14 employees were located in the United States; as of December 31, 2010, 257 of our employees were located in Israel and 17 employees were located in the United States.  Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor.  These provisions principally concern the maximum length of the work day and the work week for employees.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index.  The amounts and frequency of such adjustments are modified from time to time.  In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law ("Section 14"), the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, we entered into agreements with a majority of our employees in order to implement Section 14.  Therefore, beginning on that date, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore we incur no additional liability since that date with respect to such employees.  In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer.  These amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  All of our full-time employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order of the Israeli Minister of Industry, Trade and Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

E.  Share ownership

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A. "Major Shareholders and Related Party Transactions – Major shareholders."

2006 Israel Equity Incentive Plan

We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2006 Israel Equity Incentive Plan, as amended in June 2011 and June 2012, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102.  The total number of ordinary shares that are available for grant under our plan is 1,481,794, which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

During the year ended December 31, 2012, we granted our employees and directors options to purchase 995,000 ordinary shares at exercise prices ranging from $5.22 to $6.40 per ordinary share.  As of December 31, 2012, we had outstanding options under the plan to purchase 1,009,880 ordinary shares.  As of December 31, 2012, no other awards were outstanding under the plan.  In January 2013, we granted our directors options to purchase 65,000 ordinary shares at an exercise price of $6.85 per ordinary share.

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

A.  Major shareholders

The following table shows information as of February 28, 2013 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 ordinary shares outstanding as of February 28, 2013.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of February 28, 2013.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Hanegev Street, PO Box 1056, Airport City 70100, Israel.Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
Avi Cohen	-	-
Itzik Zion	3,200	*
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	12,000	*
Tzurit Golan	-	-
David Assia (2)	13,960	*
Amit Ben-Yehuda	4,000	*
Vered Levy-Ron (2)	4,960	*
Alexander Milner	4,300	*
Ron Oren	-	-
David Rivel (3)	2,035,640	11.74%
Yosi Shahror	-	-
Guy Vaadia	-	-
All directors and officers as a group (16 persons)(2)(3)	2,341,996	13.36%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%

                        *  Less than 1%.

(1)           Excludes outstanding options that do not vest within 60 days of February 28, 2013.

(2)           Includes vested options to purchase our ordinary shares and outstanding options that vest within 60 days of February 28, 2013.

(3)           Based on Schedule 13G/A filed with the SEC on January 29, 2013 and on other information provided to us.

(4)           Based on Schedule 13G/A filed with the SEC on January 29, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2013, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2013, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,035,640 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)           Based on Schedule 13G/A filed with the SEC on February 13,  2013 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of February 28, 2013, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

Based on Schedules 13G/A filed with the SEC by Del-Ta Engineering Equipment Ltd. and David Rivel on February 2, 2011, on February 6, 2012 and on January 29, 2013 and on other information provided to us, during 2010, InterGamma International Trade Founded by InterGamma Investments Co., acquired 200,000 ordinary shares in ordinary brokerage transactions, and Del-Ta Engineering Equipment Ltd. acquired 53,500 ordinary shares in ordinary brokerage transactions.  We have not been notified of any transactions in our ordinary shares by our principal shareholders during 2011 or 2012. We were notified by Kardan Communications Ltd. that it has pledged all its ordinary shares of the company in favor of a bank to secure a bank loan. We were notified by Del-Ta Engineering Equipment Ltd. that it has pledged 2,600,000 of its ordinary shares of the company in favor of a bank to secure a bank loan.

According to our transfer agent, as of February 28, 2013 we had four holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 7,027,156 ordinary shares representing approximately 40.51% of the outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.  Related party transactions

Shareholders Agreements

Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal.  The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  We have been advised by these principal shareholders that in November 2012, the term of the agreement was extended until November 2015.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our Chief Executive Officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our Chief Executive Officer.

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

Our principal shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, to whom we refer to as the entitled shareholders, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities and we agreed to use our best efforts to assist such entitled shareholders in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.   Pursuant to this registration right agreement, in April 2012 we registered with the Securities and Exchange Commission shares of the entitled shareholders pursuant with a Registration Statement on Form F-3 (No. 333-180580).  The registration statement was declared effective by the Securities and Exchange Commission on April 10, 2012.

Management Services Agreement

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications.  This agreement provided initially for a one year term and renewed automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider.  Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.  In June 2011, the management services agreement was amended to provide that the term of the agreement shall extend until June 2014 at which time the agreement will automatically renew for successive one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications.  The payments pursuant to this agreement totaled $398,000 in each of 2010, 2011 and 2012.

Employment Agreements

In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom Communications L.R. Ltd., or Datacom, a company controlled by our founder, director and former Chief Executive Officer, David Rivel, which was subsequently amended in September 2006 and December 2011, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer through June 30, 2012.

Pursuant to the agreement, Datacom was entitled to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT as compensation for Mr. Rivel's services as our Chief Executive Officer through June 30, 2012.  Datacom was also entitled to a bonus of 6% of our annual net income up to $1 million, 8% of our annual net income above $1 million and up to our historical highest annual net income, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income.  For the six months ended June 30, 2012, Datacom was entitled to a pro rata portion of the annual bonus based on full fiscal year 2012 results.For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses were excluded from the calculation of annual net income.  We also provided Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares.  The options vested in five installments over a period of four years, beginning on December 31, 2006.  None of the options were exercised by Mr. Rivel and terminated on December 31, 2012 in accordance with the terms of the agreement.

We also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom during 2012 for any reason other than as a result of Mr. Rivel's death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 thousand.

Consulting Agreement and Finder's Agreement with Datacom.  Pursuant to a consulting agreement we entered with Datacom in December 2011, as amended in September 2012, Datacom will provide consulting services to the company, as requested and directed from time to time by the company's Chairman of the board of directors and Chief Executive Officer.  The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, we will pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments per year, and reimburse Datacom for certain car expenses incurred by Mr. Rivel not to exceed NIS 17,500 plus VAT per month until February 2013.

Pursuant to a finder's agreement we entered with Datacom in September 2012, as amended  in January 2013, Datacom is entitled to a success fee relating to new customers, which have been reached as a direct result of Datacom's service and have been pre approved by us, entering into contracts during the term of the agreement which entitles the company to receive revenue in excess of $120,000 on an annual basis.  Datacom is not entitled in any event to any fee or other compensation relating to maintaining relationships with then current customers and/or new agreements with then current customers. The success fee will equal 5% of the actual consideration received by the company during the initial term of the relevant customer agreement. The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.

Lior Rival and Maya Rival.  We also have employment agreements with Lior Rival, our Chief Commercial Officer, who is the son of David Rivel, and with Maya Rival, our Vice-President Global Operations, who is the daughter of David Rivel.  These agreements can be terminated at will with a 90 days' prior written notice, except as required by Israeli law.

Mr. Rival's current monthly gross salary is NIS 50,000 and he is entitled to a non-refundable monthly advance bonus payment of NIS 10,000 to be offset against his annual bonus.  Mr. Rival is entitled to an annual bonus subject to the company reaching in the applicable year not less than 75% of budgeted annual gross profit. In such case, the annual bonus shall be calculated as follows:

•	0.33% of the company's annual gross profit less sales and marketing expenses.

•	For any increase in the company's annual gross profit less sales and marketing expenses compared to the prior year:

m	2.0% for the portion of any increase up to 10%.

m	2.5% of the portion of any increase that is more than 10% and up to 15%.

m	3.5% of the portion of any increase that is more than 15% and up to 20%.

m	4.5% of the portion of any increase that is more than 20%.

•	Increases to annual gross margin resulting from M&A activity which do not exceed $5 million shall be taken into account in the calculation of the bonus.

•	In the event of any increase to annual gross margin that result from M&A activity that exceed $5 million, the parties will reevaluate whether any changes are required to the bonus formula.

Ms. Rival's target bonus for 2013 is three months' salary.  Pursuant to the company's new bonus plan, the annual bonus shall be calculated based on our financial performance and the participant's personal performance, and in any event shall not exceed 150% of the participant's annual target bonus.

The compensation paid to Lior Rival and Maya Rival is included in the aggregate direct compensation amount reported under Item 6 "Directors, Senior Management and Employees – Compensation."

Chairman Services Agreement

In June 2011 we entered into a Chairman Services Agreement with a company controlled by Dr. Shlomo Shamir, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Dr. Shamir to us, his company is entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  Pursuant to its terms, the Chairman Services Agreement is currently effective until June 30, 2013, and, subject to Dr. Shamir continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.

In addition, in June 2011, we granted Dr. Shamir options to purchase 260,198 Ordinary Shares at an exercise price of $6.87, vesting over a period of 4 years, subject to certain time vesting criteria related to the average trading price of our ordinary shares on NASDAQ. In September 2012, we granted Dr. Shamir options to purchase 200,000 Ordinary Shares at an exercise price of $5.28, vesting over a period of 4 years.  In connection with the grant of September 2012, the parties agreed to terminate the 260,198 options granted to Dr. Shamir in June 2011.

Commercial Agreements

We entered into various service agreements with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 27.3% of the share capital and one of our directors serves as a director.  Under these agreements, BFTV LLC agreed to purchase from us certain playout, uplink and connectivity services in consideration for an aggregate monthly payment of approximately $63,800, as of February 2013.  The agreements are due to expire through September 2015.

We entered into various service agreements with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 54.99% of the share capital and one of our directors serves as a director.  Under these agreements IVP-Ivory Video Productions Ltd. agreed to purchase from us certain uplink and connectivity services, in consideration for an aggregate monthly payment of approximately – $14,050 and €13,000, as of February 2013.  The agreements are due to expire through December 2014.

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

In November 2010 the Shikmim Regional Building and Zoning Committee filed an indictment with the Ashkelon Magistrate Court in Israel asserting that we were allegedly using, building and erecting structures and antennas at the Re'em teleport, without proper permits. On June 20, 2012, the Ashkelon Magistrate Court approved a settlement between the company and the Shikmim Regional Building and Zoning Committee pursuant to which we agreed to pay a fine of NIS 160,000, and the Shikmim Regional Building and Zoning Committee agreed to extend the term of our special permit to operate the Re'em teleport until December 31, 2013.  We paid the fine on June 30, 2012.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation – Israeli Regulation – Local Building and Zoning Permits."

On December 11, 2012, Marbella Equities, LLC filed a demand for arbitration against Sm2 Sports & Media Solutions, LLC and against our subsidiary, RRsat America - Global Communications Network Inc.  Marbella is seeking $300,000 due to an alleged breach of a financial services agreement between Marbella and Sm2.  On December 21, 2012, RRsat America filed a motion to dismiss the demand for arbitration filed against it because RRsat America is not party to such financial services agreement between Marbella and Sm2, and, further, RRsat America merely acquired certain assets of Sm2 but did not acquire any ownership interest in Sm2.  The parties are awaiting decision of the arbitrator on the motion to dismiss.

Dividend policy

We distributed to our shareholders cash dividends of $6.6 million, $4.2 million and $15.8 million in 2010, 2011 and 2012, respectively.

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

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2012.

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

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2008	$19.99	$7.27
2009	$15.68	$9.50
2010	$12.50	$6.70
2011	$8.03	$3.77
2012	$6.96	$3.50

2011
First quarter	$8.03	$7.10
Second quarter	$7.75	$6.62
Third quarter	$6.92	$5.10
Fourth quarter	$5.52	$3.77

2012
First quarter	$4.60	$3.50
Second quarter	$6.00	$4.05
Third quarter	$5.89	$4.51
Fourth quarter	$6.96	$5.31

Most recent six months

September 2012	$5.59	$5.06
October 2012	$6.96	$5.31
November 2012	$6.76	$6.02
December 2012	$6.60	$6.15
January 2013	$8.09	$6.45
February 2013	$8.49	$7.70
March 2013 (through March 8, 2013)	$8.14	$7.44

On March 8, 2013, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $7.82 per share.  According to our transfer agent, as of February 28, 2013 there were four holders of record of our ordinary shares.

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

Ordinary Shares

Our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.01 per share.  As of February 28, 2013, we had 17,346,561 ordinary shares outstanding.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder's position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive a personal advantage for himself or herself or for others.  This duty also requires an office holder to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.A violation of these requirements is deemed a breach of the director's duty of loyalty.

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

Compensation.  Under the Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the compensation committee is sufficient.  Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain cases, the compensation of the Chief Executive Officer who is not a director may be approved without approval of the shareholders.

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

Approvals.The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction.  The transaction may not be approved if it is adverse to our interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company's compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient.  Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

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

Our license also states that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communications.

Tax Law.  Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law.  For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.  Material contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location
Amendment No. 1 to Management Services Agreement, dated June 28, 2011, among the registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd.	Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Management Services Agreement."
Consulting Agreement, dated December 29, 2011, between the registrant and Datacom Communications L.R. Ltd., as amended September 24, 2012	Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements – Consulting Agreement and Finder's Agreement."
Finder's Agreement, dated September 24, 2012, between the registrant and Datacom Communications L.R. Ltd., as amended January 24, 2013	Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements – Consulting Agreement and Finder's Agreement."
Insurance, Indemnification and Exculpation Agreement, dates September 24, 2012, between the registrant and each of its directors and executive officers	Item 10.B. "Additional Information – Memorandum and articles of association – Exculpation, Indemnification and Insurance of Directors and Officers."
Asset Purchase Agreement, dated as of November 13, 2012, by and among Sm2 Sports & Media Solutions LLC, Susanna Mandel-Mantello and RRsat America – Global Communications Network Inc.	Item 4.D. "Information on the Company – Property, plants and equipment."

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

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income withholding at the rate of 25% on dividends that they receive from us that is not attributed to the Approved Enterprise income.  This tax will be withheld at the source.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.  Under the tax treaty, dividends received by a United States company that holds at least 10% of our voting rights will be subject to reduced withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met.  Dividends paid from income attributable to an Approved Enterprise (as described below) are subject to tax, which is withheld at the source, at the rate of 15%.

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel).  The Israeli Income Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus."  Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale, or if an individual holds a security that are stated in a foreign currency, then the change in such currency between the date of purchase and the date of sale should be considered as the Inflationary Surplus.  Real Gain is the excess of the total capital gain over the Inflationary Surplus.  Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel, such as the NASDAQ Global Market, and provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who, in general, hold an interest of less than 10% of the voting rights in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

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

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning after December 31, 2012, dividends that are treated as qualified dividend income ("QDI") are taxable at a maximum tax rate of 20% or 15% depending on the specific facts of the shareholder.  Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  The IRS has determined that the United States-Israel income tax treaty is satisfactory for this purpose.
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

Foreign Tax Credits.Subject to certain conditions and limitations, including potential limitations under the United States-Israel treaty, any foreign (e.g., Israeli) taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income.  This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

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

If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20% or 15% for taxable years beginning after December 31, 2012) will apply to non-corporate U.S. Holders.  If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

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

Default PFIC Rules under Section 1291 of the Code.If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund ("QEF") under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder owning ordinary shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

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

In addition, notwithstanding any election you may make,dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in "Distributions on Ordinary Shares") if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

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

Mark-to-Market Election.U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock.  The ordinary shares will be "marketable stock" as long as they remain listed on the NASDAQ Global Select Market and are regularly traded.  Stock is "regularly traded" for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.
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

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.
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

Backup withholding is not an additional tax.  Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.]

F.  Dividends and paying agents

Not applicable.

G.  Statements by experts

Not applicable.

H.  Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.  As a "foreign private issuer," we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the SEC.The reference to our website is an inactive textual reference only and the information on, or accessible through, our website is not part of this Annual Report.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  During 2012, 64% of our revenues and 44% of our expenses were in U.S. dollars. Although our functional currency is the U.S. dollar, approximately 28.4% of our revenues in 2012 and approximately 33.9% of our cost of revenue in 2012 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in NIS, as well as a small portion of our agreements with customers. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  Further, if more customers or vendors will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.  In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers.  Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations. In order to reduce this exposure, we use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross profit, operating expenses and eventual cash flows..We are exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

As of December 31, 2012, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and one brokerage firm located in the United States based on our investment policy, reviewed from time to time under the supervision of the investment committee of our board of directors, and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion, we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2012, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq's satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania and the remainder was used for investments in our infrastructure.

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

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management's assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2012.

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

	Year Ended December 31, 2011	Year Ended December 31, 2012
	(in thousands)
Audit fees	$154	$184
Audit-related fees	16	-
Tax fees (1)	21	48
All other fees	15	-
Total	$206	$232

_______________________

(1)
"Tax fees" are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee's pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.  In 2012, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy.  Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

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

1.3	Amended and Restated Articles of Association of the Registrant.
4.1
Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein(incorporated herein by reference to Exhibit 10.1 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.2
RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3
Amendment to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 99.1 to the Registrant's Form 6-K for May 2011, filed on May 25, 2011).

4.4
Amendment No. 2 to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-8, filed on August 15, 2012).

4.5
Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 10.8 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.6
Amendment No. 1 to Management Services Agreement, dated June 28, 2011, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012).

4.7	Consulting Agreement, dated December 29, 2011, between the Registrant and Datacom Communications L.R. Ltd., as amended September 24, 2012.
4.8	Finder's Agreement, dated as of January 23, 2013, between the Registrant and Datacom Communications L.R. Ltd.
4.9
Lease Agreement, dated November 28, 2001, between Zu'aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew)(incorporated herein by reference to Exhibit 10.3 to the Registrant's Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.10
Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 99.1 to the Registrant's Form 6-K for August 2012, filed on August 21, 2012).

4.11
Special License to Render Telecommunication Services, Amendment No. 3, issued to the Registrant on October 29, 2008 by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.12
Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc.(incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.13
Letter agreement, dated July 1, 2009, between Zu'aretz Avraham and the Registrant (translated from Hebrew) (incorporated herein by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.14
Special License to Render Telecommunication Services, Amendment No. 4, issued to the Registrant on June 25, 2009 by the Israeli Ministry of Communications (translated from Hebrew)(incorporated herein by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).

4.15
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.16
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.17
Special License to Render Telecommunication Services, Amendment No. 5, issued to the registrant on January 12, 2011, by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.12 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).

4.18
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

4.20
Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (Translated from Hebrew) (incorporated herein by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.21
Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant (English summary of Hebrew original) (incorporated herein by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.22	Asset Purchase Agreement, dated as of November 13, 2012, by and among Sm2 Sports & Media Solutions LLC, Susanna Mandel-Mantello and RRsat America – Global Communications Network Inc.
8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.
101. INS	XBRL Instance Document++
101. SCH	XBRL Taxonomy Extension Schema Document++
101. CAL	XBRL Taxonomy Calculation Linkbase Document++
101. LAB	XBRL Taxonomy Label Linkbase Document++
101. PRE	XBRL Taxonomy Presentation Linkbase Document++
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document++
+	Confidential treatment granted by the SEC as to certain portions.

++
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

RRsat Global Communications
Network Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of December 31, 2012

RRsat Global Communications Network Ltd.
and its Subsidiaries

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone Fax Internet	972 3 684 8000 972 3 684 8444 www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RRsat Global Communications Network Ltd.:

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity , and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 10 2013

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets

In thousands except share data

		December 31	December 31
	Note	2011	2012

Current assets
Cash and cash equivalents	1E; 2	$14,443	$12,133
Marketable securities and short term investments	1F; 3	18,764	14,224
Accounts receivable:
Trade, net	1G	19,402	20,898
Other	4, 18	686	803
Fair value of embedded currency conversion derivatives	1S	206	251
Deferred taxes	1O; 14	2,449	2,146
Prepaid expenses		2,223	2,445

Total current assets		58,173	52,900

Fair value of embedded currency conversion derivatives	1S	591	440

Long-term prepaid expenses	5	2,043	2,484

Long- term land lease prepaid expenses	10D	7,642	7,563

Assets held for employees severance payments	1H	1,757	1,845

Fixed assets, net	1I; 6	45,495	42,671

Goodwill	1J	3,734	4,892

Intangible assets, at cost, less accumulated amortization	1K; 15	586	472

Total assets		$120,021	$113,267

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Balance Sheets (Continued)

In thousands except share data

		December 31	December 31
	Note	2011	2012

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade		$11,547	$9,816
Other	7	2,335	4,945
Fair value of embedded currency conversion derivatives	1S	990	377
Deferred income	1P; 8	8,787	9,398

Total current liabilities		23,659	24,536

Long-term liabilities
Deferred income	1P; 8	7,192	6,257
Fair value of embedded currency conversion derivatives	1S	980	305
Liability in respect of employees severance payments	1R; 9	1,819	2,018
Deferred taxes	1O; 14	1,664	2,200

Total long-term liabilities		11,655	10,780

Total liabilities		35,314	35,316

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary shares NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2011 and 2012; 17,346,561
shares issued and fully paid as of
December 31, 2011 and 2012)		40	40
Additional paid in capital		53,010	53,312
Retained earnings		31,727	24,231
Accumulated other comprehensive gain ( loss )		(70)	368

Total shareholders’ equity		$84,707	$77,951

Total liabilities and shareholders’ equity		$120,021	$113,267

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2010	2011	2012

Revenues	1P; 12	$102,027	$112,920	$113,400
Cost of revenues		75,962	86,939	86,253

Gross profit		26,065	25,981	27,147
Operating expenses
Sales and marketing		6,380	7,067	7,388
General and administrative		9,194	10,130	10,106

Total operating expenses		15,574	17,197	17,494

Operating income		10,491	8,784	9,653
Interest and marketable securities income	13	681	400	739
Currency fluctuation and other financing
expenses, net		(1,268)	(740)	(399)
Changes in fair value of embedded currency
conversion derivatives	1S	1,254	(2,130)	1,182
Other expenses, net		-	(1)	(1)
Income before taxes on income		11,158	6,313	11,174
Income taxes	1O; 14	2,448	1,978	2,884
Net income		$8,710	$4,335	$8,290

Income per Ordinary Share	1N
Basic income per Ordinary Share		0.50	0.25	0.48

Diluted income per Ordinary Share		0.50	0.25	0.48

Weighted average number of Ordinary
Share used to compute basic earning per
Ordinary Share		17,330,024	17,346,561	17,346,561

Weighted average number of Ordinary
Shares used to compute diluted earning per
Ordinary Share		17,380,677	17,346,561	17,346,561

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Comprehensive Income

In thousands except share data

	Year ended December 31
	2010	2011	2012

Net income	$8,710	$4,335	$8,290

Other comprehensive income,
net of tax:

Unrealized change in investment
securities, net of tax effect of $ 50	(75)	(40)	150

Reclassification adjustments for
losses of investment
securities, net of tax effect of $ 23	24	46	69

Cash flow hedging derivatives,
net of tax effect of $ 73	-	-	219

Total other comprehensive income
(loss) net of tax	(51)	6	438

Total comprehensive income	$8,659	$4,341	$8,728

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	income (loss)	Total
Balance as of
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

Changes during 2010

Vesting of RSU's	19,845	* -	-	-	-	* -
Stock based
compensation	-	-	372	-	-	$372
Dividends paid	-	-	-	(6,562)	-	$(6,562)
Net income	-	-	-	8,710	-	8,710
Other comprehensive
loss					(51)	(51)
Balance as of
December 31, 2010	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

Changes during 2011

Stock based
compensation	-	-	117	-	-	$117
Dividends paid	-	-	-	(4,163)	-	$(4,163)
Net income				4,335		$4,335
Other comprehensive
income					6	6
Balance as of
December 31, 2011	17,346,561	$40	$53,010	$31,727	$(70)	$84,707

* Less than $1

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (continued)

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	income (loss)	Total
Balance as of
January 1, 2012	17,346,561	$40	$53,010	$31,727	$(70)	$84,707

Changes during 2012

Stock based
compensation	-	-	302	-	-	$302
Dividends paid	-	-	-	(15,786)	-	$(15,786)
Net income	-	-	-	8,290	-	$8,290
Other comprehensive
income	-	-	-	-	438	$438
Balance as of
December 31, 2012	17,346,561	$40	$53,312	$24,231	$368	$77,951

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2010	2011	2012
Cash flows from operating activities
Net income	$8,710	$4,335	$8,290

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	6,454	8,477	8,883
Non cash stock- based compensation expenses	372	117	302
Provision for doubtful account	2,024	2,217	2,895
Deferred taxes	107	248	692
Discount accretion and premium amortization
of held- to- maturity securities, net	(15)	-	-
Discount accretion and premium amortization
of available- for- sale securities, net	(422)	(325)	(495)
Changes in liability for employee severance payments, net	8	19	111
Capital loss on sale of fixed assets, net	-	1	1
Changes in fair value of embedded currency
conversion derivatives	(1,254)	2,130	(1,182)
Loss (profit) from trading securities, net	(164)	158	(59)

Changes in assets and liabilities, net of assets acquired
and liabilities assumed in business combination:
Increase in accounts receivable - trade	(5,119)	(1,759)	(4,391)
Decrease (increase) in accounts receivable - other	(753)	626	177
Increase in prepaid expenses, net	(161)	(78)	(222)
Decrease (increase) long-term prepaid expenses	(1,171)	158	(441)
Increase (decrease) in accounts payable	(283)	17	1,655
Increase (decrease) in deferred income	1,018	(96)	(324)

Net cash provided by operating activities	$9,351	$16,245	$15,892

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2010	2011	2012

Cash flows from investing activities
Investment in fixed assets	$(15,265)	$(14,657)	$(6,575)
Business combination (See C below)	-	-	(1,218)
Investment in long-term prepaid expenses	-	(27)	(17)
Decrease (increase) in short-term investments, net	9,900	-	(1,339)
Investment in securities available- for- sale	(10,298)	(8,005)	(4,946)
Decrease (increase) in trading securities, net	(37)	(231)	1,512
Proceeds from sale and maturity of available- for- sale securities	10,281	12,161	10,159
Proceeds from held- to- maturity securities	780	-	-
Proceeds from sale of fixed assets	-	29	8

Net cash used in investing activities	$(4,639)	$(10,730)	$(2,416)

Cash flows from financing activities
Dividend paid	$(6,562)	$(4,163)	$(15,786)
Net cash used in financing activities	$(6,562)	$(4,163)	$(15,786)

Increase (decrease) in cash and cash equivalents	$(1,850)	$1,352	$(2,310)

Balance of cash and cash equivalents at beginning
of year	$14,941	$13,091	$14,443

Balance of cash and cash equivalents at end of year	$13,091	$14,443	$12,133

A. Non-cash transactions

Investment in fixed assets	$3,132	$1,293	$37

B. Supplementary cash flow information

Income taxes paid, net	$3,027	$1,694	$1,218

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

C. Business combination	Year ended December 31
2012
Fixed assets	411
Other accounts payable	(479)
Customer relationship	127
Goodwill	1,159
Net cash paid	$1,218

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

The currency of the primary economic environment in which the Company operations are conducted is the U.S. dollar. Therefore it has been determined by the company that its functional currency is the U.S. dollar.

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

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

F.	Marketable securities and short term investments

Marketable securities at December 31, 2012 and 2011 consist of corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity and its equity securities into trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

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

The Company’s consolidated statements of income reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available for sale (AFS) and held to maturity (HTM) debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (AOCI). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Company’s cash flow projections using its base assumptions.

A decline in the market value of any AFS or HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Short-term investments balance represents a bank deposit that was collateralized against a credit line until February 2013.

As of the financial statements date the balance was unrestricted and may be used by the company pending its own discretion.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

G.	Provision for doubtful accounts

The financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from account recivables for which the collection is not reasonably probable.  Doubtful  debts, which according to Company’s management assesment are unlikely to be collected, are written-off  from the Company’s books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of the recievable balance, an evaluation of the security received from them and past experience. The changes in the provision during the year:

	Year ended December 31
	2010	2011	2012

Opening balance	$4,484	$5,641	$6,892
Additions during the year	2,024	2,217	2,895
Deductions during the year	(867)	(966)	(2,207)

Closing balance	$5,641	$6,892	$7,580

H.	Assets held for employees severance benefits

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

I.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation is calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%
Buildings	2 - 5
Communication equipment	10-15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are depreciated over the shorter
of the underlying lease or 10 years.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

J.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, on December 31 or upon the occurrence of a trigger event. In accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other, the goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. In September 2011, the FASB amended its guidance to simplify testing goodwill for impairment, allowing an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity determines as a result of the qualitative assessment that it is more likely than not (> 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required.

In November 2008, the Company acquired from Bezeq The Israeli Telecommunication Corporation Ltd. ("Bezeq") its satellite business including the Bezeqsat and "711" business units (services to television and radio brand casting companies and mobile satellite communication services) and real property and assets of the Emeq Haela teleport located in Israel. As a result of the acquisition, the Company enhanced its infrustructure and service offering. The aggregate purchase price was $15,573 and was paid in cash of which $3,734 was allocated to goodwill. The Company has accounted for this acquisition as business combination.

The goodwill recorded in the acquisition from Bezeq represents future synergy in the company’s content management and distribution services resulting from the use of the Emeq Haela facility for expanding its business.

On November 13, 2012 the Company's U.S. subsidiary, RRsat America Global Communications Network Inc. (RRsat America)  acquired the assets and operations of SM2 Sports & Media Solutions ("SM2"), a U.S. based  provider of occasional-use international sports distribution and syndication services. The aggregate purchase price was $1,218 and was paid in cash of which $1,159 was allocated to goodwill. The Company has accounted for this acquisition as business combination. The goodwill recorded in the acquisition from SM2 represents future synergy  in the company’s new activity of Occasional Use broadcast and distribution of live sports in the United States resulting from the use of the Company's infrastructure.

As of December 31, 2012 and 2011 the entire goodwill balance resides in the content management and distribution reporting units.

No impairment loss was recognized in 2011 and 2012. See also Note 15.

K.	Intangible Assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

Amortization
percentage
Amortizable intangible assets:
Franchise agreement	18-33
Brand name	18.2
Customer relationship	8.3-33
Licenses	10

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2011 and 2012.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

L.	Impairment of long-lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall,  long lived assets, such as fixed assets, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

M.	Stock compensation plans

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

The Company recognizes the cost of awards with graded vesting based on a straight- line method, and of awards with conditional vesting on market performence conditions based on graded method.

N.	Income per Ordinary Share

Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the period. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares, during the period if dilutive. Potential common shares arise from stock options and unvested restricted share units. The dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2010	2011	2012
Income per Ordinary Share
Net income attributable to Ordinary Shares	$8,710	$4,335	$8,290
Weighted average number of Ordinary Shares
outstanding used in basic income per
Ordinary Share calculation	17,330,024	17,346,561	17,346,561
Add assumed exercise of outstanding
dilutive potential Ordinary Shares	50,653	-	-

Weighted average number of Ordinary Shares
outstanding used in diluted income per
Ordinary Share calculation	17,380,677	17,346,561	17,346,561

Basic income per Ordinary Share	0.50	0.25	0.48

Diluted income per Ordinary Share	0.50	0.25	0.48

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

O.	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely then not, the Company will not be able to realize their benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

P.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; impairment of reporting units containing goodwill; allocation of fair value of assets and liabilities in acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

S.	Derivative Instruments and Hedging Activities

The Company uses financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of the Company's foreign currency hedging program is to manage the effect of exchange rate fluctuations on its gross profit, operating expenses and eventual cashflows. The Company accounts for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging , which requires that all derivatives instruments be recorded on the balance sheet as either assets or liabilities at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is dedesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

The Company ocasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”, based on the future non cancelable contractual term.  For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

T.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade accounts receivable and derivatives financial instruments used in hedging activities. Cash and cash equivalents are deposited with several major financial institutions in Israel and the U.S. The Company invests in securities with original maturity dates of up to four years with credit ratings of A- and above, and, by policy, limits the amount of credit exposure with any financial institution or commercial issuer. The Company has not experienced any material credit loss on its investments.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical  dispersion of the Company's customer base and the Company's policy of generally requiring collateral from its customers to secure account receivables.

The Company maintains an allowance for potential credit losses based upon expected collectability of all accounts receivables.

The Company is exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

For the years ended December 31, 2012, 2011 and 2010 no customer accounts for more than 10% of total revenues.

U.	Fair Value Measurements

The company adopted  ASC Topic 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

V.	Recently issued

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

Note 2 - Cash and Cash Equivalents

	December 31	December 31
	2011	2012

Denominated in U.S. dollars	$10,576	$9,157
Denominated in Euro	3,361	2,500
Denominated in NIS	318	468
Other	188	8

	$14,443	$12,133

Total decrease in cash and cash equivalents balance in 2012 that is due to changes in exchange- rate difference totaled $30 (in 2011- a decrease $ 319).

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 3 - Marketable Securities and short term investments
A.

	December 31	December 31
	2011	2012

Trading	$1,666	$213
Available for sale	17,098	12,672
Short term investments	-	1,339
	$18,764	$14,224

B.	The amortized cost , gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	(losses)	Fair value
As of December 31, 2012
Available- for- sale:
Corporate debentures	$10,868	$163	$(17)	$11,014
Governmental debentures	1,607	51	-	1,658
	$12,475	$214	$(17)	$12,672

As of December 31, 2011
Available- for- sale:
Corporate debentures	$14,347	$83	$(191)	$14,239
Governmental debentures	2,847	20	(8)	2,859
	$17,194	$103	$(199)	$17,098

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

C.	Available-for-sale securities are classified as short-term marketable securities on the Company balance sheet.
As of December 31, 2012, the Company's Available-for-sale securities had the following maturity date:

Market Value
Within One year	$2,466
1 to 2 years	6,079
2 to 3 years	4,128
$12,672

D.
Proceeds from the sale of marketable securities available for sale were $10,159  in 2012 (2011- $12,161) ; gross realized gains included in interest and marketable securities income in 2012 were $92 (2011-gross realized gains of $61).

E.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

At December 31, 2012	Total (all less than 12 months)
	Unrealized
	losses	Fair value
Available for sale:
Corporate debentures	$(17)	$2,918
	$(17)	$2,918

At December 31, 2011	Total (all less than 12 months)
	Unrealized
	losses	Fair value
Available for sale:
Corporate debentures	$(191)	$6,930
US Agency and other governmental
debentures- current	(8)	755
	$(199)	$7,685

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

F.
The Company also maintains a $213 portfolio of investment securities classified as trading (December 31, 2011 $1,666). Net realized gains on trading securities during the year ended December 31 2012 were $49 (Net unrealized gains (losses) for 2011 and 2010 ($174) and $187, respectively), and are included in interest and marketable securities income. Net unrealized gains on trading securities held at year end and included in interest and marketable securities income for 2012 were $10 (Net unrealized gains (losses) for 2011 and 2010 $18 and ($23), respectively).

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 4 - Other Receivables

	December 31	December 31
	2011	2012

Government institutions	$641	$414
Derivatives designated as hedging instruments	-	292
Other	45	97

	$686	$803

Note 5 - Long-term prepaid expenses

	December 31	December 31
	2011	2012

Long-term deposits (1)	$152	$109
Prepaid expenses (2)	1,891	2,375

	$2,043	$2,484

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to three months of long-term service agreements with suppliers.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31	December 31
	2011	2012

Land	$379	$379
Building	12,259	13,754
Communications equipment	54,281	57,667
Office furniture and equipment	5,560	6,472
Motor vehicles	802	822
Leasehold improvements	6,133	6,023
	79,414	85,117
Accumulated depreciation and amortization	33,919	42,446

Fixed assets , net	$45,495	$42,671

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 are $ 6,058, $8,072 and $8,549, respectively.

Note 7 - Accounts Payable - Other

	December 31	December 31
	2011	2012

Liabilities regarding employees	$1,282	$1,563
Government institutions (*)	1	1,544
Accrued expenses	720	1,609
Related parties	34	-
Other	298	229
	$2,335	$4,945

(*) of which $ 931 relate to withholding tax for distributed dividends

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

C.	Expenses recorded in respect of provision for employees severance payments for the years ended December 31, 2010, 2011 and 2012 are $ 428, $31, and $331, respectively.

Note 10 - Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities and car leasing that are accounted for as operating leases, the last of which will end by October 31, 2015, certain of   which have  extension options. In addition, the Company is engaged in long-term operating network contracts, the last of which will end by September 2019. The annual payments the Company is committed to pay over the next  five years and thereafter (including the options), as of December 31, 2012, are as follows:

2013	$41,973
2014	28,364
2015	20,127
2016	10,353
2017 and thereafter	7,981
$108,798

Operating lease expenses under long- term operating network contracts for the years ended December 31, 2010, 2011 and 2012 were $50,990, $58,601 and $57,314 respectively. Rental expenses under the lease agreements for the years ended December 31, 2010, 2011 and 2012, net of subleases, are $436, $625 and $439 respectively.

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2011	2012

Guarantees provided by the banks to third parties	$2,671	$2,426

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

Notes to the Financial Statements

In thousands except share data

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

C.
The Company has two lines of credit provided to it by Bank Igud (approximately $2.7 million) and Bank Leumi (approximately $1.3 million). From time to time the Company uses its lines of  credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees ranges between 0.05%-0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

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

E.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site expires on December 31, 2013 subject to certain terms (actual permit was not yet received).

In addition on November 14, 2010, the Company received an indictment filed by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. On June 20, 2012, the Ashkelon Magistrate Court approved a settlement between the Company and the Shikmim Regional Building and Zoning Committee pursuant to which the Company agreed to pay a fine of NIS160 (approximately $41.5), and the Shikmim Regional Building and Zoning Committee agreed to extend the term of the Company's special permit to operate the Re'em Teleport until December 31, 2013. The fine was paid on June 30, 2012.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 10 - Commitments, Contingent Liabilities and Liens (cont’d)

F.
On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company (hereinafter "Mr. Rivel's company")  regarding his compensation for management services. On November 28, 2011 the Company announced that its Chief Executive Officer,Mr. David Rivel, would retire on June 30, 2012. Mr. Rivel’s previous contract with the Company, which was expired on December 31, 2011, was extended until June 30, 2012 to ensure a seamless transition. During this period Mr. Rivel assisted the Company’s Board of Directors in selecting and appointing a new CEO. After said date, Mr. Rivel will remain as an advisor to the Company and a member of the Company’s Board of Directors. The Company has also agreed with Mr. Rivel that following the expiration or termination of the agreement with Mr. Rivel's company during 2012 for any reason other than as a result of Mr. Rivel's death, the Company will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 to be paid on a quarterly basis. In December 2011, the Company entered into a consulting agreement with  Mr. Rivel's company, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as the Company's Chief Executive Officer on June 30, 2012, the Company may continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Mr. Rivel's company will provide consulting services to the Company, as requested and directed from time to time by the company's Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, the Company will pay  Mr. Rivel's company an annual fee of $60 plus VAT, payable in four equal quarterly installments per year, and reimburse Mr. Rivel's company for certain car expenses incurred by Mr. Rivel not to exceed NIS 17.5 plus VAT per month until February 2013.

As a result, the remaining contractual term of the options granted to the CEO was extended until December 31, 2012. As of December 31, 2012 the options were expired.

Pursuant to a finder's agreement the Company  entered with Mr. Rivel's company in September 2012, as amended  in January 2013, Mr. Rivel's company is entitled to a success fee relating to new customers entering into contracts during the term of the agreement which entitles the Company to receive revenue in excess of $120,000 on an annual basis.  Mr. Rivel's company is not entitled in any event to any fee or other compensation relating to maintaining relationships with then current customers and/or new agreements with then current customers. The success fee will equal 5% of the actual consideration received by the company during the initial term of the relevant customer agreement. The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.

G.
On December 11, 2012, Marbella Equities, LLC ("Marbella") filed a demand for arbitration against Sm2 Sports & Media Solutions, LLC ("Sm2") and against the Company's subsidiary, RRsat America - Global Communications Network Inc. ("RRsat America"). Marbella is seeking $300 due to an alleged breach of a financial services agreement between Marbella and Sm2. On December 21, 2012, RRsat America filed a motion to dismiss the demand for arbitration filed against it because RRsat America is not party to such financial services agreement between Marbella and Sm2, and, further, RRsat America merely acquired certain assets of Sm2 but did not acquire any ownership interest in Sm2.  The parties are awaiting decision of the arbitrator on the motion to dismiss.Accordingly, no provision has been included in the company financial statements.

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

(1)	The Company's 2006 Israel Equity Incentive Plan

Under the the Company's 2006 Israel Equity Incentive Plan (the "Plan"), the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase the Company's ordinary shares under Section 102 which provides certain tax benefits in connection with share-based compensation to employees, officers and  directors. The Company's may also grant other persons awards under its equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102.   The Plan permits the issuance of up to 1,481,794 shares of common stock.

The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche. The general vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years from grant date, and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The following table summarizes the activity under the Plan for the indicated periods:

	Available for grant
(In thousands)
Balance as of January 1, 2011	218
Option pool increase	520
Options granted	(260)	(a)
Balance as of December 31, 2011	478
Options cancelled	260	(a)
Option pool increase	520
Options granted	(995)
Balance as of December 31, 2012	263

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 11 - Share Capital (cont'd)

	B.	Employees' stock options (cont'd)

	(1)	The Company's 2006 Israel Equity Incentive Plan (cont'd)

(a)
On June 28, 2011, the Company granted Dr. Shlomo Shamir, the Company's Chairman of the Board of Directors, options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share.

The vesting schedule for the above options was based on average closing price of the Shares on December 2012,2013 and 2014 on the NASDAQ .

On September 24, 2012, the Company's shareholders granted Dr. Shlomo Shamir, the Chairman of the Company's Board of Directors, options to purchase 200,000 Ordinary Shares of the Company, with an exercise price of $5.28 per share under the Company's option Plan. as a result, there was approximately $245 of additional unrecognized compensation cost related to non- vested options to be recognized over the vesting period under a straight line method.

As a condition to the grant, Dr. Shamir has agreed to the termination of outstanding options to purchase 260,198 ordinary shares, which were granted to Dr. Shamir in June 2011.

(b)	The following table summarizes the Company’s stock option activity under the Plan
(in thousands, except weighted average exercise price):

	Years Ended December 31,
	2010		2011		2012
	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price
Balance, beginning
of year	15	$12.50	15	$12.50	275	$7.18
Grants	-	-	260	6.87	995	4.76
Canceled	-	-	-	-	(260)	6.87
Balance,
end of year	15	$12.50	275	$7.18	1,010	$4.87
Exercisable,
end of year	-	-	5	$12.50	10	$12.50

Weighted-average of fair value options granted during 2012 1.68 $

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(1)	The Company's 2006 Israel Equity Incentive Plan (cont'd)

The following table summarizes information about stock options outstanding at December 31, 2012 under the Plan (in thousands, except weighted average exercise price and weighted average remaining contractual life):

	Options Outstanding
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price

$12.50	15	0.08	$12.50
$4.67 - $5.82	995	6.59	4.76
	1,010	6.49	4.87

The Company estimates the fair value of stock options using a Black-Scholes valuation model. The fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Year Ended December 31,
	2010	2011	2012
Expected stock price volatility	51.3%	49.9%	42.0%- 48.4%
Risk free interest rate	0.9%	1.2%	0.5%- 1.2%
Dividend yield	3.4%	3.4%	6.5%- 8.1%
Expected life of options (in years)	3	5	5

The following summarizes the allocation of stock-based compensation charge for the options and restricted share units granted:

	Year ended December 31
	2010	2011	2012
Cost of revenues	67	-	17
Sales and marketing	85	-	25
General and administrative	220	117	260

	372	117	302

	Year ended December 31
	2010	2011	2012
Tax benefit recognized in respect
of stock- based compensation
expenses	142	27	-

As of December 31, 2012 there was approximately $1,490 of unrecognized compensation cost related to non-vested outstanding stock options. The cost is expected to be recognized over a weighted-average period of 3.45 years.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 11 - Share Capital (cont'd)

B.	Employees' stock options (cont'd)

(2)	Options granted to the former CEO

On March 15, 2006, the Company signed an agreement with the former CEO's wholly-owned company regarding his compensation for management services.

The agreement included an option plan for the former CEO, which entitles him to 233,100 options (hereinafter - the 2006 options) in addition to the plan. The 2006 options shall vest, according to a graded- schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2012:

					Aggregate
					intrinsic value
					as of
	Remaining		Grant date	Grant date	December 31,
Number of	contractual	Exercise	fair value per	intrinsic	2011
options	life (in years)	Price (in $)	Share (in $)	Value (in $)	(in $)

37.8	-	5.60	5.60	-	-
37.8	-	6.16	5.60	-	-
44.1	-	6.77	5.60	-	-
50.4	-	7.45	5.60	-	-
63	-	8.35	5.60	-	-
233.1					-

The options activities are as follows (in thousands, except weighted average exercise price):

	Years Ended December 31,
	2010		2011		2012
	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price
Balance, beginning
of year	233.1	$6.99	233.1	$6.99	233.1	$6.99
Balance,
end of year	233.1	$6.99	233.1	$6.99	233.1	$6.99
Exercisable,
end of year	170.1	$6.58	233.1	$6.99	-	-

On November 28 ,2011 the Company announced that its Chief Executive Officer, Mr. David Rivel, will retire on June 30, 2012. Mr. Rivel’s previous contract with the Company, which was expired on December 31, 2011, was extended until June 30, 2012 to ensure a seamless transition. As a result, the remaining contracted term of the options granted to the CEO was extended until December 31, 2012. As of December 31, 2012 non of the options were exercised and all  the options were expired.

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

The Companys' segments are strategic business units that offer different  services to different industries and are managed accordingly. As a result of the acquisitions of the 711 business unit  in November 2008 (see note 1J), the Company presents two operating segments. The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting  industries  (hereinafter- Content management and distribution services), and (2) Mobile satellite communications services (hereinafter- Mobile satellite communication services).

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

The following tables show components of results of operations by segment:

Year ended December 31, 2012

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$8,956	$104,444	$113,400

Gross profit	$1,587	$25,560	$27,147

Sales and marketing			7,388
General and administrative			10,106

Operating income			$9,653

Financial expenses, net			1,522

Other expenses, net			(1)

Income before taxes on in income			$11,174

Depreciation and amortization	$536	$8,347	$8,883

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

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 12 - Segments Results (cont'd)

Revenue is attributed to geographic region based on the location of the customers.
Revenues and long lived assets by geographic areas:

	Year ended December 31
Revenues:	2010	2011	2012

North America	$24,464	$31,763	$32,844
Europe	45,476	48,181	48,325
Asia	9,278	9,537	10,578
Israel	7,329	9,884	8,908
Middle East (other than Israel)	13,930	11,900	10,006
Rest of the world	1,550	1,655	2,739

	$102,027	$112,920	$113,400

Long lived assets:		December 31	December 31
		2011	2012

Israel		$44,249	$41,529
North America		5,566	6,506
Total		$49,815	$48,035

Note 13 - Interest and marketable securities income

Interest and marketable securities income, net, consist of the following:

	Year ended December 31
	2010	2011	2012

Interest on deposits, net	$61	$32	$111
Interest on trade securities	36	27	6
Discount accretion and premium amortization
of held- to- maturity securities, net	15	-	-
Discount accretion and premium amortization
of available- for- sale securities, net	422	325	495
Profits (loss) from trading securities, net	164	(158)	59
Other	(17)	174	$68

	$681	$400	$739

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 14 - Taxes on Income

A.	Income tax expense included in the statement of operations

	Year ended December 31
	2010	2011	2012

Current taxes	$2,197	$1,661	$2,192
Taxes in respect to previous years	145	67	-
Deferred taxes	106	250	692
Income tax expense *	$2,448	$1,978	$2,884

* Most of the Company's taxes are calculated based on Israeli tax law except for taxes of the US and Cyprus subsidiaries that are calculated based on relevant local tax laws.

B.
In July 2005 and in July 2009, the Knesset passed tax reform acts that provide for a gradual reduction in the corporate income tax rate as follows: in 2010 the tax rate was reduced to 25% and in 2011 it was reduced to 24%, in 2012- 23%, in 2013- 22%, in 2014- 21%, in 2015- 20%,  and from 2016 onward  18%. In December 2011 the Knesset passed an amendment to tax laws according to which, among other, from 2012 onward the corporate income tax rate will be 25%. Current and deferred tax balances as of December 31, 2011 and 2012 are calculated in accordance with the new tax rates provided in the according to the recent legislative change.

C.	Adjustments for inflation

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

D.	Taxation of the subsidiary

At December 31, 2012, the Company’s US subsidiary had no net operating loss carryforwards.

As of December 31, 2012, the Company has not provided deferred income taxes or foreign withholding taxes on temporary differences of approximately $550 thousands resulting from earnings for certain non-Israeli subsidiaries which are permanently reinvested outside the Israel. The unrecognized deferred tax liability associated with these temporary differences was approximately $70 thousands at December 31, 2012.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 14 - Taxes on Income (cont'd)

E.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2010	2011	2012

Income (loss) before income taxes:
Israel	$11,475	$5,703	$10,473
Foreign Jurisdiction	(317)	610	701
	$11,158	$6,313	$11,174

Income tax expense (benefit):
Current taxes:
Israel	$2,197	$2,074	$2,162
Foreign Jurisdiction	-	(413)	30
	$2,197	$1,661	$2,192

Tax expense (benefit) in respect to previous years:
Israel	$145	$(358)	$-
Foreign Jurisdiction	-	425	-
	$145	$67	$-

Deferred taxes:
Israel	$131	$(366)	$421
Foreign Jurisdiction	(25)	616	271
	$106	$250	$692

Total	$2,448	$1,978	$2,884

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 14 - Taxes on Income (cont'd)

F.
Deferred tax balances at December 31, 2011 calculated in accordance with the new tax rate as provided by law to correct the tax burden, depending on the expected tax rate at the time of reversal. Effect of the change in tax rate on the financial statements at December 31, 2011 reflected an increase in deferred tax balances in the amount of $125. The adjustment of the deferred tax balances would have been recognized against deferred tax income in the amount of $127 and against decrease in equity in the amount of $2. No effect of the change in tax rate on the financial statements at December 31, 2012.

G.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2010	2011	2012

Statutory tax rate	25%	24%	25%

Income before taxes on income as
reported in the statement of operations	$11,158	$6,313	$11,174

Computed “expected” tax expense	2,790	1,515	2,794

Non-deductible expenses	40	29	151
Tax adjustment in respect
of different tax rate for foreign subsidiaries	64	97	132
Taxes in respect to previous years	145	67	-
Influence of change in tax rate on DTA	210	127	-
Valuation allowance	210	(478)	(183)
Differences in basis of measurment for
financial reporting and tax return purposes	(1,185)	711	24
Utilize tax losses from prior years	227	(8)	(2)
Other differences, net	(53)	(82)	(32)

	$2,448	$1,978	$2,884

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 14 - Taxes on Income (cont'd)

H.	Deferred taxes

As of December 31, 2011 and 2012, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2011	2012

Deferred tax assets:

Provision for doubtful debts	$1,723	$1,893
Vacation pay accruals	143	151
Stock-based compensation	261	238
Foreign currency embedded
derivatives	293	-
Marketable securities	266	59
Net operating loss carryforwards	379	-
Severance pay fund	15	43

Total gross deferred tax assets	$3,080	$2,384

Less valuation allowance	(242)	(59)

Deferred tax assets, net	$2,838	$2,325

Deferred tax liabilities:
Marketable securities	$-	$(49)
Fixed assets	(1,767)	(1,855)
Foreign currency embedded
derivatives	-	(14)
Cash flow hadging derivatives	-	(73)
Goodwill	(286)	(388)

Total gross deferred tax liabilities	$(2,053)	$(2,379)

Net deferred tax asset (liability)	$785	$(54)

The net change in valuation allowance for the year ended December 31, 2010 was an increase of $210 and for the years ended December 31, 2011 and 2012 there was decrease of $478 and $183, respectively.

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

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable  income, and tax planning strategies in making this assessment. Based upon the level of historical  taxable income and projections for future taxable income over the periods in which the deferred tax  assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2012. The amount of the deferred tax asset considered realizable,  however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

I.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2012
Balance at January 1	$1,172	$1,394
Increase related to prior year tax positions	116	-
Increase related to current year tax positions	106	127
Balance at December 31	$1,394	$1,521

The unrecognized tax benefits at December 31, 2010, 2011 and 2012 were $1,172, $1,394 and $1,521 respectively, if recognized, would affect the effective tax rate of the Company.

The Company and its subsidiaries files income tax returns in Israel, Cyprus and USA. As of December 31, 2012, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2005 through 2012 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2007 through 2012. The company believes that it is reasonably possible that approximately $ 600  of its currently remaining unrecognized tax position, each of which are individually insignificant, may be recognized by the end of 2013 as a result of a lapse of the statute of limitations.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 15 - Other Intangible Assets

Acquired Intangible Assets

	December 31, 2012
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated	Net
	amount	period	amortization	amount
Amortizing intangible assets:
Franchise agreement	$857	1.3 yrs	$(689)	$168
Brand name	274	1.3 yrs	(208)	66
Customer relationship	408	4.1 yrs	(253)	155
Licenses	147	5.6 yrs	(64)	83
Total	$1,686		$(1,214)	$472

	December 31, 2011
		Weighted
		Remaining
	Gross	average
	carrying	amortization	Accumulated	Net
	amount	period	amortization	amount
Amortizing intangible assets:
Franchise agreement	$857	2.3 yrs	$(538)	$319
Brand name	274	2.3 yrs	(158)	116
Customer relationship	281	1 yrs	(228)	53
Licenses	147	6.6 yrs	(49)	98
Total	$1,559		$(973)	$586

The expected intangible assets amortization expense for each of the next five years and thereafter is as follows:

2013	225
2014	75
2015	75
2016 and thereafter	97
$472

Aggregate amortization expense for amortizing intangible assets was $319, $311 and $241 for the years ended December 31, 2010, 2011 and 2012, respectively.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 16 - Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2010	2011	2012

Revenues from sales and services (C)	$1,148	$1,192	$1,145

General and administrative	$59	$89	$42

Management and consulting fees to shareholders (D)	$398	$398	$428

Purchase of fixed asset	$40	$322	$253

B.	Balances with related parties

	December 31	December 31
	2011	2012

Trade receivables	$154	$350

Other payables (receivables)	$34	$(5)

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

D.	Management fees and consulting to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014. The payments pursuant to this agreement aggregated $398 in each of 2010, 2011 and 2012. Additional fees in 2012 related to the consulting agreemant with Mr. Rivel (see Note  10F).

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 17 - Fair Value of Financial Instruments

The Company adopted ASC Topic 820 for fair value measurements of financial assets and financial liabilities. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*	Level 2 valuation based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs for the asset or liability, either directly or indirectly.

*	Level 3 valuation based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2012.

As of December 31, 2012, the Company held approximately $1,658 of U.S government or government agency marketable securities all calssified as available for sale, and approximately $11,227 of marketable corporate debt securities ($11,014 are calssified as available for sale, and $213 as trading).

Assets and liabilities measured at fair value at December 31, 2011 and 2012, are summarized below:

		Fair Value Measurements at Reporting Date Using

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,552	$1,552	$-	$-
Available-for-sale securities:
Corporate debentures	11,014	11,014	-	-
US government or government
agency debentures	1,658	1,658	-	-
short term investments	1,339	1,339	-	-
Hedging derivatives	292	-	292	-
Fair value of embedded
currency conversion
derivatives	691	-	691	-
Total	$16,546	$15,563	$983	$-
Liabilities:
Fair value of embedded
currency conversion
derivatives	$682	$-	$682	$-

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

Note 18 - Derivative Financial Instruments

A.	Derivative financial instruments are presented as other assets , the fair value of the Company's outstanding derivative instruments as of December 31, 2012 is summarized below:

	Asset Derivatives (*)
	December 31,	December 31,
	2012	2011

Derivatives designated
as hedging instruments

Foreign exchange contracts	292	-
	$292	$-
Derivatives not designated
as hedging instruments

Foreign exchange contracts	5	-
	$5	$-
(*) Presented as part of other assets.

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 18 - Derivative Financial Instruments (cont'd)

B.	The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the year ended December 31, 2012 is summarized below:

	Gain Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net December 31, 2012	Gain on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*) December 31, 2012

Derivatives designated
as hedging instruments

Foreign exchange contracts	346	54
	$346	$54

(*) Presented as part of operational cost

C.	The notional amounts of outstanding foreign exchange contracts at December 31, 2012 is summarized below:

	Forward contracts
	Buy	Sell
	December 31,	December 31,
	2012	2012

ILS/USD	6,970	-

EUR/USD	-	4,169
	$6,970	$4,169

RRsat Global Communications Network Ltd.
and its Subsidiaries

Notes to the Financial Statements

In thousands except share data

Note 19 - Subsequent Events

On January 23, 2013, the Company's shareholders granted to five of its directors, options to purchase 65,000 Ordinary Shares of the Company, with an exercise price of $6.85 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche.

The vesting period for 20,000 options to two directors is according to the following schedule: 50% of the options shall vest on January 23, 2015, and the remaining options shall vest in 8 installments (6.25% each) every three months commensing January 23, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The vesting period for 45,000 options to three directors is in three equal installments during the three years from the grant date. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5% , as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1) A risk-free, annual interest rate within the range of 0.57%-1.00% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)  An expected average volatility within the range of 39.18%- 47.984%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on the NASDAQ National Market since October 2006.

(3) The average expected term of the options is within the range of 4-5.5 years.

As of the grant date, there was approximately $160 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
By:	/s/ Avi Cohen
Avi Cohen Chief Executive Officer

By:	/s/ Itzik Zion
Itzik Zion Chief Financial Officer

Date: March 11, 2013