Form 20-F
period 2013-12-31
RRSat Global Communications Network Ltd.
filed 2014-03-20
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

RRsat Building, Hanegev Street, POB 1056, Airport City 7019900, Israel

 (Address of principal executive offices)

Shmuel Koren
Chief Financial Officer
RRsat Global Communications Network Ltd.
RRsat Building, Hanegev Street, POB 1056, Airport City 7019900, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:  17,346,561 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐   No  ☒

TABLE O CONTENTS

General. As used herein, “we,” “our,” “us,” “RRsat” and the “company” refer to RRsat Global Communications Network Ltd. and its consolidated subsidiaries, unless the context requires otherwise.

Our Consolidated Financial Statements contained in this Annual Report on Form 20-F have been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”). Unless otherwise indicated, our Consolidated Financial Statements and other financial data contained in this Form 20-F are presented in United States dollars ($).  We prepare our Consolidated Financial Statements on the basis of a calendar fiscal year beginning on January 1 and ending on December 31.  References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on December 31 of that year.  In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.

Special Note Regarding Forward-Looking Statements.  This Annual Report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. The forward-looking statements are contained principally in Item 3 “Key Information – Risk Factors,” in Item 4 “Information on the Company,” and Item 5 “Operating and Financial Review and Prospects.”  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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

•	our ability to compete in the Inmarsat plc (“Inmarsat”) services market alongside Inmarsat, which intends to commence direct sales to Inmarsat Service Providers (“ISPs”) and end-users;

•	the revenues that we may generate from our contracted backlog;

•	our plans to further expand our presence in the United States and Europe;

•
our plans to expand our presence in Latin America, Asia, Europe and other markets in which most of our operations are hosted facilities, by acquiring or establishing our own teleports and content management facilities;

•	our ability to successfully integrate businesses and assets we have acquired and may acquire in the future;

•	our plans to broaden our service offerings and to acquire or establish complementary businesses or technologies;

•	our plans to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution and global MSS utilizing the latest technologies;

•	the growth of new technologies, such as high definition television (HDTV), Ultra High Definition (UHD) television or Internet Protocol (IP) television;

•	our expected increases in expenses as our operations continue to expand;

•
changes in exchange rates, notably between the U.S. dollar and the Euro, British Pounds Sterling (GBP) and the New Israeli Shekel (NIS), and the entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro, the GBP or the NIS;

•	our intention to continue to pay cash dividends to our shareholders in the future;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission (“FCC”);

•	our ability to extend our building and other permits for our principal teleports in Emek Ha’ela, Israel, and Hawley, United States;

•	our belief that our current owned and leased facilities are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “plan,” “believe,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “project” or the negative of these terms, and similar expressions intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should be cautioned that these statements may, and often do, vary from actual results.  Therefore, you should not place undue reliance on these forward-looking statements.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.  In particular, you should consider the risks in this Annual Report under this Item 3 “Key Information – Risk Factors.”

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

Not applicable.

ITEM 3.          KEY INFORMATION

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), should be read together with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2012 and 2013 and the selected statements of operations data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2009, 2010 and 2011 and the selected statements of operations data for the years ended December 31, 2009 and 2010 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data and cash dividend per ordinary share)
Statements of Operations Data:
Revenues	$93,687	$102,027	$112,920	$113,400	$121,795
Cost of revenue	64,548	75,962	86,939	86,253	92,313
Gross profit	29,139	26,065	25,981	27,147	29,482
Operating expenses:
Sales and marketing	5,554	6,380	7,067	7,388	9,517
General and administrative	8,391	9,194	10,130	10,106	12,003
Total operating expenses	13,945	15,574	17,197	17,494	21,520
Operating income	15,194	10,491	8,784	9,653	7,962
Financial income (expenses), net	(362)	667	(2,471)	1,521	(153)
Income before taxes on income	14,832	11,158	6,313	11,174	7,809
Income taxes	3,254	2,448	1,978	2,884	1,287
Net income	$11,578	$8,710	$4,335	$8,290	$6,522
Basic income per ordinary share	$0.67	$0.50	$0.25	$0.48	$0.38
Diluted income per ordinary share	$0.67	$0.50	$0.25	$0.48	$0.37
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,310,005	17,330,024	17,346,561	17,346,561	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,399,324	17,380,677	17,346,561	17,346,561	17,571,188
Cash dividend per ordinary share	$0.49	$0.38	$0.24	$0.91	$0.29

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,941	$13,091	$14,443	$12,133	$14,165
Marketable securities and short term investments	32,608	22,516	18,764	14,224	9,998
Working capital	46,207	36,965	34,514	28,364	23,987
Total assets	115,121	120,495	120,021	113,267	128,578
Total liabilities	33,178	36,083	35,314	35,316	48,095
Retained earnings	29,407	31,555	31,727	24,231	25,723
Shareholders’ equity	81,943	84,412	84,707	77,951	80,483

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

Risks Relating to Our Business and Industry

We operate in a dynamic and relatively changing market and cannot assure you that it will continue to grow.

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

One of our principal teleports and playout facilities is located in Israel, in Emek Ha’ela, and our second teleport, the Hawley Teleport, is in the United States.  Significant damage to these facilities, for any reason, including by earthquake, fire or acts of terrorism or war, including hostilities among Israel, Hamas, the Palestinian Authority and other groups, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage was to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The continuing instability in the financial and credit markets in Europe, the United States and Asia has impacted global economic growth, with the economies of Europe and the United States showing ongoing signs of weakness.  If the United States’ or European economy weakens further, our existing or potential customers may reduce or postpone their spending significantly.  This could result in reductions in the services we sell and lease, longer sales cycles and increased price competition.  In addition, our ability to collect fees with respect to the services we provide may be adversely affected by the financial condition of our customers.  A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to services previously provided to that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in Europe, the United States or Asia or other key markets do not improve or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

In addition, a slowdown in buying decisions due to this economic uncertainty and the tightened credit markets impacting our customers may extend our sales cycle period and may limit our ability to forecast our flow of new contracts.

Volatility in the broadcasting industry may adversely affect our revenues and margins, which could have a material adverse effect on our operating results and financial condition.

The broadcasting industry in which we operate historically has been volatile and is characterized by fluctuations in product supply and demand.  From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions.  This volatility could cause our operating results to decline dramatically from one period to the next.  If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for mobile satellite services, or MSS, is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse effect on our business, operating results and financial condition.

If the level of available capacity in satellite networks remains at its current level, or if the level of capacity in fiber networks decreases in the future, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In recent years we have experienced a decrease in the level of available capacity on satellites, in part due to the increased demand for such capacity by high definition television (HDTV) channels, and in part due to the retirement of certain satellites from services without an alternative satellite put in place of the retired satellite.  This decrease may make it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of Internet Protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming remains low or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts and Ultra High Definition television require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 4% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

The need to provide our customers with “dual illumination” in certain conditions may adversely affect our margins, which could have a material adverse effect on our operating results and financial condition.

Agreements for the lease satellite capacity are for a fixed term.  In some cases we are able to extend the term of the lease for an additional term.  However, in other cases we are unable to extend the lease and in order to maintain the services to the customers on such capacity we must locate an alternative capacity on the same satellite or on another satellite with similar characteristics.  Such alternative capacity utilizes a different frequency than the one utilized by the expiring capacity and so the viewers must adjust their receiver in order for the change to take effect.  In such cases we enter into an agreement for the lease of the alternative satellite capacity before the expiration of the current lease and provide the customers on the expiring lease services on both the old and the new frequencies, or “dual illumination”, in order to allow seamless transition.  Such periods of dual illumination may extend between two weeks and two months, during which the customers continue to pay us the fees agreed in their agreements for a single satellite capacity, while we pay for double satellite capacity.  Should any of our satellite capacity leases expire and we are not able to renew such lease, we may need to provide our customers dual illumination services, which would adversely affect our margins and operating results.

Changes in technology may reduce the demand for our services.

The technology used in content management and distribution services is evolving rapidly.  The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business.  For example, in order to compete effectively in the evolving digital media broadcasting industry we must be able to provide our value-add content management and distribution services to all types of evolving platform operators, including Over-the-Top (OTT) and Internet television broadcasts.  Similarly, to the extent that excess capacity develops in terrestrial fiber systems, our satellite-based content management and distribution offerings may be less attractive.  In addition, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by such networks or development of new technology for distribution to remote areas may reduce demand for our MSS services.  If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

Service disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our services are an integral part of our customers’ business operations.  The continued performance of these services for our customers is important to our success.  Sustained or repeated system failures would reduce the attractiveness of our services and could result in decreased demand for our services.

Our ability to serve our customers depends on our ability to protect our infrastructure, network and computer systems against material and continuous damages from fire, long term power loss, water damage, telecommunications failures, earthquake, terrorist attacks, vandalism and similar unexpected material adverse events.  As part of our business, we develop, receive and retain confidential data about others. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, computer hackers, cyber terrorism and similar disruptions from unauthorized tampering.  Although we maintain insurance that we believe is appropriate for our business and industry, we face risks associated with potential failure to adequately protect critical corporate, client, and employee data which, if released, could adversely impact our client relationships, our reputation, and even violate privacy laws and such insurance coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events.

We have experienced systems outages and service interruptions in the past.  To date, these outages have not had a material adverse effect on us.  However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or service interruption.  Any damage or failure that interrupts or delays our operations could expose us to material liabilities and result in material harm to our business.

We acquired two businesses in 2012 and 2013 and two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert the attention of our management and resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the Emek Ha’ela and Hawley Teleports, the acquisition we completed in 2013 and 2012 to acquire JCA, a London-based provider of content management services, and Sm2, a U.S. based premier provider of international sports distribution and syndication services.

We intend to make additional acquisitions in the future.  The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

Competition within our industry for acquisitions of businesses, technologies and assets has been, and may in the future continue to be, intense.  As such, even if we are able to identify a target that we would like to acquire, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company.  Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities which would dilute current shareholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These financing activities or expenditures could harm our business, operating results and financial condition or the price of our ordinary shares.  Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions.

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition.  We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with distributors and customers as a result of the acquisition;

•	inability to retain employees from the acquired company;

•	use of resources that are needed in other parts of our business;

•	litigation or other claims arising in connection with the acquired company;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	use of substantial portions of our available cash to consummate the acquisition; or

•	unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

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

In addition, we currently lease approximately 4% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, or with the quality of service necessary to satisfy our customers’ requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

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

Damage to a satellite on which we lease transponders could significantly degrade the satellite’s performance and result in a partial or total loss of our transmission capacity on that satellite.  Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite.  In addition, damage to the fiber line or network on which we lease transmission capacity could damage the service we provide to our customers.  We cannot assure that the satellites on which we lease capacity or the fiber lines leased will perform properly or remain in operation for the duration of their expected commercial lives.

If we suffered a partial or total loss of leased capacity on a satellite, including as a result of the bankruptcy of the satellite owner or operator, we would need to obtain capacity on other satellites with a comparable “footprint”, or geographic coverage.  We may not be able to obtain alternative capacity on economical terms or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.  During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder.  Similar risks apply to our leased terrestrial fiber transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

    In the event of any such disruption in satellite we may incur additional costs to supplement or replace the affected service, and may be required to compensate our own customers for any resulting declines in service levels.

If we are unable to renew our agreements with Inmarsat on favorable terms, or at all, our ability to continue to provide MSS will be significantly impaired.

                We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the requirements and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat’s intellectual property rights.  The agreements, which we signed in March 2009 and amended in March 2010, remain in effect unless terminated by Inmarsat with a prior notice of at least two years, with a minimum term ending March 20, 2016.  We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

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

                Our MSS rely solely on the Inmarsat satellite network.  Consequently, our MSS business is subject to many of the same risks to which the Inmarsat’s business is subject.  Significant interruptions in the Inmarsat network could adversely affect our ability to provide reliable service to our customers and could negatively affect our business.

        Furthermore, we rely on third-party service providers when providing services in regions covered by Inmarsat satellites that cannot be received at our Emek Ha’ela teleport, namely the Atlantic Ocean – West Region and the Pacific Ocean Region.  If any of these service providers experiences interruptions or is unable to provide us with reliable services, we may not be able to provide services to our customers and our business may suffer.

Failure to compete successfully in providing value-add content management and distribution services, as well as MSS, would have a material adverse effect on our business and could prevent us from implementing our business strategy.

We compete in the market for global content management and distribution services, as well as MSS, with numerous commercial and other providers.  Many of our competitors have greater technical, financial, human and other resources than we do, and some of them own satellites and teleports on several continents.  The major global broadcasters may prefer to procure services from larger or more established vendors of content management and distribution services, or from vendors with their own satellites, even if our quality and pricing are more attractive.

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

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of December 31, 2013, we had contracted backlog totaling $203 million through 2017, of which $92 million are related to services expected to be delivered in 2014.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and changes in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of the contracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros, New Israeli Shekels and British Pounds Sterling, currency fluctuations may adversely affect our financial results.

Although our functional currency is the U.S. dollar, approximately 26.86% of our revenues in 2013 and approximately 35.4% of our cost of revenue in 2013 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in New Israeli Shekel (NIS), as are a small portion of our agreements with customers. Further, since our acquisition of JCA in September 2013, a portion of our payments for salaries, facility leases and other general and administrative expenses are in British Pounds Sterling (GBP), as are a portion of our agreement with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the GBP.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Since November 2012 we enter into currency hedging transactions to partially decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS and we may enter into other hedging transactions with the Euro and the GBP.  Under our current hedging policy, we use currency forward contracts, on a rolling 12 month basis, to partially hedge our operating profit exposure to NIS/U.S. dollars currency exchange rate fluctuations.  Our financial results of operations could be adversely affected if we are unable to fully guard against currency fluctuations in the future.  For additional information, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Application of Critical Accounting Policies – Functional and Reporting Currency.

Contracts for content management and distribution services generally extend over several years, which will make it more difficult for us to sell our services to broadcasters who have entered into agreements with other providers of these services.

Broadcasters generally seek content management and distribution services over a lengthy period.  Contracts for these services generally extend for terms of 2 to 5 years, and in some cases may extend for the expected life of a satellite.  Once a broadcaster has entered into an agreement with one of our competitors, we may effectively be unable to obtain business from that potential customer for an extended period.

Our reported net income and income per share may be impacted by embedded derivatives.

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging, these contracts are deemed to include an “embedded derivative” in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses currently are meaningful to the understanding of our results of operations, they may result in unanticipated fluctuations in our reported results of operations

A decline in the value of our market capitalization during on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $17.5 million as of December 31, 2013.  The goodwill recorded as a result of our business acquisitions from Bezeq, Sm2 and JCA totaled $4.9 million and $11.3 million as of December 31, 2012 and 2013, respectively, representing future synergy in the company’s content management and distribution services reportable segment resulting from the use of the acquired assets for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment assessment at the end of 2012 and 2013 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

Volatility and turmoil in global capital markets may adversely affect our investment portfolio and other financial assets.

            The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Our cash, cash equivalents, short term deposits and marketable securities totaled $24.2 million as of December 31, 2013.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions may result in impairments of the carrying value of some of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our services as part of long-term contracts.  During the life of a contract, a customer’s budgeting or cash flow constraints may impact the scope of the service sought by the customer and the customer’s ability to make required payments.  In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by customer bankruptcies or other business failures.

Future consolidations in the content management and content distribution services market, or in the satellite industry, may increase competition that could reduce our revenues and the demand for our services.

The markets in which we compete have been characterized by increasing consolidation, which may be accelerated due to the unfavorable global economic conditions.  We may not be able to compete successfully in increasingly consolidated markets.  Additional consolidation may reduce the amount of capacity that may be available to us and increase the cost of such capacity.  Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins.  Additionally, because we now, and may in the future, depend on certain relationships with third parties in the satellite industry, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

We may experience a decrease in our gross margin levels in the future, which may adversely affect our financial results.

Our gross margin levels decreased through 2011 and may decrease in the future.  Several factors could cause our gross margin to fluctuate, including the following:

•	general economic conditions in the markets in which we, our customers and suppliers operate;

•	decrease in the level of available capacity on satellites;

•	changes in the prices to lease satellite capacity;

•	introductions of new products or new pricing policies by us or our competitors;

•	trends in our industry, including industry consolidation and technology change;

•	acquisitions or strategic alliances by us or others in our industry;

•	mismatch between our long term contracts with suppliers compared to our long term contracts with customers that can result in excess capacity;

•	the need to replace capacity suppliers with new suppliers with higher cost due to their failure to properly maintain transmission;

•	cancelation of customer contracts;

•	customer bankruptcies;

•	currency fluctuations; and

•	size and profitability of new customer contracts.

We may have difficulty managing the growth of our business, which could adversely affect our operating margins and limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in the past several years, with our annual revenues increasing from $4.4 million in 2000 to $121.8 million in 2013.  In addition, in September 2013 we completed the acquisition of JCA, a London-based provider of content preparation services, in 2012 we completed the acquisition of Sm2’s business in the United States and in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

•	manage a larger organization;

•	integrate the assets and businesses we acquired and may acquire in the future;

•	implement appropriate financial and operational systems;

•	significantly expand our IP-based infrastructure to support the digital media broadcasting industry and a greater volume of services;

•
expand our sales and marketing footprint, infrastructure and capabilities on an international basis, primarily in the United States and Europe, to enable us to serve first tier broadcasters and other platform operators; and

•	develop regulatory compliance programs in foreign jurisdictions.

If we are unable to manage and grow our business effectively during this period of rapid growth, our operating margins will be adversely affected and we may not be able to implement our business strategy and our business and financial results would suffer.

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

Our prospective customers generally must commit significant resources to evaluate our services.  Accordingly, our sales process is subject to delays associated with the evaluation and approval process and delays associated with our customers’ preparations to begin broadcasting using our services.  This approval process typically lasts 3 to 12 months and creates unpredictability regarding the timing of our generation of revenues.  As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers’ procurement decisions.  Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss our targets or expectations about these results and cause the trading price of our ordinary shares to decline.

Additional factors that could cause our revenues and operating results to fluctuate from period to period include:

•	market conditions in the broadcast industry;

•	changes in global economic conditions;

•	our service and customer mix;

•	customer demand for our services;

•	increased competition;

•	the size and timing and success of new service introductions by our competitors and us;

•	cancellations of significant contracts by customers;

•	the timing of contracts with new customers;

•	changes in the price or the profitability of our services;

•	changes in the availability or the cost of transmission capacity;

•	changes in the utilization of transmission capacity;

•	the timing of renewal or commencement of our long-term capacity commitments;

•	changes in operating expenses;

•	changes in our strategy;

•	changes in regulatory and compliance requirements; and

•	currency fluctuation that may change the level of our costs and revenues.

Due to the relatively fixed nature of certain of our costs, any decline in revenue in any quarter could result in lower profitability for that quarter.  In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

Our international sales and operations are subject to complex laws relating to foreign corrupt practices and bribery.  A violation of these laws could adversely affect our business, financial condition or results of operations.

Our operations in countries outside the U.S. are subject to the Foreign Corrupt Practices Act of 1977 as amended, or the FCPA, which, among other things, prohibits companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals to help obtain or retain business or obtain any unfair advantage.  We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA.  However, we cannot assure that our policies, procedures and programs will always protect us from reckless or criminal acts committed by our employees or agents.  Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

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

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel’s border with the Gaza Strip or the missiles fired from the Gaza Strip into Israel in November 2012, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially destroys or disables our facilities or the facilities of our service providers would result in a material and substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

Our board of directors adopted in November 2013 a new dividend policy pursuant to which, subject to applicable law and the discretion of the board of directors from time to time, we shall distribute a dividend to the shareholders at the end of each calendar quarter equal to 50% of the net income recorded in our quarterly financial statements for the quarter.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2011, 2012 and 2013, we distributed dividends to our shareholders in the aggregate amount of $4.2 million, $15.8 million and $5.0 million, respectively.

Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.  Our ability to pay dividends is also subject to the requirements of Israeli law.  Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. Due to our approved enterprise program, dividend payments from earnings derived from our approved enterprise may result in additional taxes to our shareholders which are Israeli corporations.  See Item 10.E. “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “approved enterprise” status.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced.  For additional information, please also see Item 8.A “Financial information – Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

Future sales of our ordinary shares by our principal shareholders may cause the market price of our ordinary shares to decline.  We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders whose shares were registered in 2012 for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

Market prices of companies involved in our industry, as well as our company, have been highly volatile and shareholders may not be able to resell their ordinary shares at or above the price they paid.

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through February 28, 2014, the market price of the ordinary shares has fluctuated from $3.50 to $26.50.  Factors that may affect the trading price include, but are not limited to:

•	the level of liquidity available for our shares;

•	changes in our shareholder base;

•	future sales of our ordinary shares by our principal shareholders or the perception that such sales could occur;

•	the gain or loss of significant customers;

•	fluctuations in the timing or amount of customer orders;

•	variations in our operating results;

•	changes in our backlog levels;

•	acquisitions or strategic alliances by us or others in our industry;

•	results of integration of acquired assets and businesses;

•	announcements of new services or service enhancements, technological innovations, new pricing strategies, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	commencement of, or involvement in, litigation; and

•	market conditions in our industry, the industries of our customers and the economy as a whole and the political developments in the Middle East or other areas of the world.

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

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company.  Companies such as ours in the broadcasting industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their share prices.  Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We are controlled by a small number of shareholders, who may make decisions with which other shareholders may disagree.

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 66% of our outstanding ordinary shares as of February 28, 2014.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders and board of directors, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into various shareholder agreements as described in Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.  For example, U.S. investors who owned our ordinary shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.  We do not intend to provide information to permit you to make a qualifying electing fund election to avoid the adverse U.S. tax consequences discussed above.  The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.   However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.  For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, please see Item 10.E. “Additional Information – Taxation – U.S. Federal Income Tax Consequences.”

Provisions of Israeli law and our Articles of Association, our Israeli Ministry of Communications license and the current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.  For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.  In addition, our Articles of Association require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving specified key matters, as described in Item 10.B. “Additional Information – Memorandum and articles of association – Meetings of the Board of Directors”.  Additionally, our license from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described below under “Risks Relating to Government Regulation – Our license from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.”  These provisions of Israeli law and of our license may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.  In addition, our principal shareholders have entered into various shareholders agreements as described in Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions” with respect to voting rights, as well as other provisions affecting the transferability of their shares.  These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our obligations to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention from our operations, and we expect these efforts to require the continued commitment of resources.

Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2013, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one or more of our principal teleports or other teleports, and we may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, and the employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, both of which we have obtained.  These permissions, authorizations and licenses are subject to periodic renewal. If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

In addition, the erection and operation of our Emek Ha’ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time.

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

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications (the “Director General”) for such transfer.

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

Our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our license from the Ministry of Communications or other sanctions provided for in our license.  For additional information, see Item 4.B. “Information on the Company – Business Overview – Regulation.”

In connection with our acquisition of Bezeq’s satellite communications business in 2008, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense, may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure that such order will not be issued in the future.

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

In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher foreign ownership levels are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of these limits by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future.  In addition, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation and the US agencies (the “Executive Agencies”)  review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.  Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities.  If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The International Telecommunication Union (ITU), in particular its Radiocommunication Sector, adopts rules and recommendations (called the “Radio Regulations”) on radio communications matters to ensure the equitable and efficient use of spectrum on a global basis.  Each nation then is responsible for writing and adopting rules that are applicable to that nation.  Developments or changes in the Radio Regulations may have an effect on the regulation of spectrum by individual nations, and thus on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

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

                We are incorporated under the laws of the State of Israel, and our Emek Ha’ela teleport and principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

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

                In addition, we follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case compensation committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, compensation committee or audit committee approval, would also be required.  The Israeli Companies Law defined a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

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

Our principal executive offices are located at RRsat Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel, and our telephone number is +972-3-928-0808.  Our website address is www.rrsat.com.  Our website address is included in this Annual Report as an inactive textual reference only, and the information on, or accessible through, our website is not part of this Annual Report.

Our agent for service of process in the United States is RRsat America - Global Communications Network Inc.; Suite 204, 720 Palisades Avenue, Englewood Cliffs, New Jersey 07632, Tel: 201-50-30-208.

See Items 5 and 18 of this Annual Report for a description of our current principal capital expenditures and our principal capital expenditures during the last three fiscal years.  We have not made any significant divestitures during the same time period.

Item 4 includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.  These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information.  While we believe the data to be accurate, we have not independently verified this data nor sought the consent of any organization to refer to their reports in this Annual Report, and we do not make any representation as to the accuracy of this data.

B. Business overview

Overview

We are a global end-to-end digital media service partner for broadcasters and content owners, offering innovative cost-effective digital media management and distribution services that enable content owners to generate added revenues as their content reaches more people in more places on more devices.

We currently distribute over 630 channels, populate over 100 VOD (video on demand) platforms around the world, originate over 100 channels, and manage/distribute more than 60,000 hours of live programming. Our combined network has access to 150 countries and 95% of the world’s population.

We enable content owners and broadcasters to take advantage of changing media consumption patterns by offering sought after services, including:

•	content acquisition and content distribution – via satellite, dedicated fiber and over the top (OTT);

•	content preparation – ingest, transcoding, encryption and restoration; and

•	content management – media asset management (MAM), playout, archive, library and production services.

We create and offer specialized services for the media industry. We acquire, prepare and distribute content to digital distribution platforms, including iTunes, Netflix, Hulu and other major pay-TV operators, using advanced networks and customized production workflows.

Some of our key customers are rights owners of sports leagues, networks and associations, including the NFL, Fox News, CNN, ESPN, MTV, National Geographic, Playboy, MSNBC, PGA, MP and Silva, LPGA, USGA Fox Sports, Dish Network, Nickelodeon, MGM Channel, SBN, iConcerts, BabyFirst TV and GOD TV in North America, Sky news, BBC, EBU, World Fashion, Baby TV and Euro News in Western Europe, and Russia Today, Al Jazeera, World Fashion and Tata in Eastern Europe, the Middle East and Asia.

Our corporate headquarters are based in Airport City, Israel, and we have facilities in Hawley, Pennsylvania (USA), London (UK) and Emek Ha’ela (Israel).

We provide digital distribution over satellite, fiber and broadband/IP to more than 150 countries reaching 95% of the world’s population. Thanks to our in-depth industry knowledge and well established presence, we believe we are able to assist our customers to optimize the way they reach viewers in places around the world over different screens.

Value added digital media services

As our industry changes, customers want to focus on developing creative content, and are seeking partners to provide services required in order to prepare, package, manage, store and deliver this content.  RRsat offers a complete package of these services:

Digital content acquisition and distribution

Our customer’s workflows produce content on a variety of physical and digital media, including tapes, disks, downloads and cloud-based storage.  We can capture content from all types of networks or handle transfers by FTP, accelerated FTP and tape and film ingest.

Content preparation

These services include multi-language audio or subtitling, closed captioning, ingestion and formatting for specific devices or regional formats; metadata is managed and inserted, archive content can be cleaned, restored and colorized; all content is inspected by quality assurance before it is played out.

Content management

With so many different devices, standards and platforms in use today, content must be carefully prepared to ensure it can be easily consumed. RRsat has a comprehensive content management solution which includes digital assets management, preparation, formatting and playout.  We use sophisticated workflows to provide cost-efficient services for our customers while ensuring the customer’s viewers enjoy the highest quality experience, whether it is a large HD TV screen or a mobile phone. All content can be archived digitally or on physical media, including tapes or hard drives.  All content is managed using the RRsat Digital-asset-management (DAM) system that tracks content from the moment it enters our system until it is delivered and archived.

Sports, News and Live Events

Major customers including NFL, IMG, Al Jazeera, Fox News and others use RRsat services to deliver news and sports worldwide.  We currently deliver more than 60,000 hours of live events annually, providing feeds ranging from a few minutes to several hours in duration; one-time services, multiple feeds or regularly scheduled services, as well as immediate bookings at any time of day or night, as events unfold.  Downlink, turnaround and uplink services deliver instantaneous broadcast distribution capabilities across the globe.  RRsat also provides, close captioning and multi-language audio tracks handling.

Digital Distribution

We currently distribute over 630 channels to viewers around the world.  Thanks to our flexible and highly advanced network, we cover 95% of the world’s population in more than 150 countries worldwide. We offer a unique combination of satellite, fiber and broadband/IP delivery that enables a customer to reach its target market in the most effective way – increasing its ROI.  We also have access back up networks to ensure the content contains the quality of service requested.

OTT Delivery

Today’s consumers want content delivered to their device whenever and wherever they can watch it.  Our OTT delivery service includes linear channels, VOD (video on demand), Catch up TV, promos and highlight, content protection and links to subscriber management and billing systems.  The RRsat OTT service enables customers to shorten time to market and deliver their OTT offering to a wider audience over a range of screens.

                MSS Mobile Satellite Services

We operate a business that provides Mobile Satellite Services (MSS) over the Inmarsat satellite network, including global telephony, fax, data, Internet and other value-added services to end-users and Inmarsat users and service providers.

                Overview Summary

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below.  Our revenues grew from $4.4 million in 2000 to $121.8  million in 2013.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend over terms of two to five years, and as of December 31, 2013, we had contracted backlog totaling $203 million of which $91.85 million are related to services expected to be delivered in 2014.

In 2013, we derived approximately 41.2% of our revenues from European customers (primarily Western Europeans) and approximately 29.2% of our revenues from North American customers. For additional information regarding our principal markets, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview – Reporting Segments” and “– Geographic Revenue Breakdown.”

Our Strengths

Our global media services platform addresses most of the media services and distribution needs of broadcasters and content owners. We believe that the following are our business strengths:

•
Comprehensive portfolio of Value-Added Services.  We provide our customers with a comprehensive package of value-added content management, media processing services and delivery services.  As a “one stop shop” for ongoing services, we enable our customers to focus on content production rather than worry about technical “hassle”. This enables us to become a partner rather than just a supplier. We can handle all commonly used types of content, including new industry standards demanding specialized solutions, additional bandwidth and advanced processing systems. These services, suitable for both regional and global broadcasters and content owners, differentiate our service offerings, build customer loyalty and expand the revenue potential from each customer.

We utilize state-of-the-art equipment and software in our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers’ specific needs. For example, we “localize” our customers’ content by creating audio tracks, subtitling, closed captioning, time shift a linear broadcast and inserting metadata.

•
Flexible, Advanced Infrastructure. Our centers and terrestrial infrastructure is IP-based providing scalability, simplicity and flexibility. We can provide a comprehensive OTT and streaming service to customers who want to enhance the value of their content by delivering it directly to consumers over the internet. These include critical services that customers are demanding such as live broadcasts and time shifting.

Our systems also enable us to process, manage and deliver content integrating with Direct-to-Home (DTH) satellite, fiber, IP broadband and digital terrestrial and cable TV so that our customers can reach more viewers in more ways.

However, infrastructure is only as good as the people managing it. Our experienced engineering team and our relationships with technology and service providers have enabled RRsat to adapt rapidly to evolving requirements by supporting new technologies such as UHD/4K, 3D, online video and OTT.  The addition of specialist content preparation services allows RRsat to further move up the value chain, delivering an improved offering to upper tier customers.

•
Significant Barriers to Entry.  Due to the complexity and ever evolving nature of the industry’s demands, we believe that it would be very difficult for a new competitor to replicate our global network, facilities and breadth of value-added services as well as attain significant market share without expending significant time and resources.  We believe it is also the main reason that small local and regional competitors are finding it harder and harder to compete. To offer global media services, it would be necessary to develop advanced know-how with respect to the various media services provided by us, as well as procure a critical mass of capacity on multiple platforms, which would entail negotiations with multiple suppliers.  In addition to acquiring this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 3 months to a year, before receipt of a customer commitment).  We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. As viewers demand higher quality and broadcasting shifts from SD to HD and to UHD/4K and to multi-screens distribution, we believe such complexities will cause the barriers to entry to increase. Furthermore, in order for a potential competitor to successfully compete with us, they would have to create long term relationships with customers, as the media services industry is very much based on long-term and evolving relationships.

•
Global Reach. RRsat currently reaches 150 countries representing over 95% of the world’s population. This is covered by multiple delivery methods, enabling us to find the optimal way to reach customers in each and every territory. More importantly, as new populations in emerging nations or economies gain access to devices that enable them to enjoy content, we believe we are uniquely poised to enable our customers to reach these new consumers with compelling localized content.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2013 we had a contracted backlog totaling $203 million of which $91.85 million are related to services expected to be delivered in 2014.

•
Cost-effective Structure.  We have a reputation for being cost-effective and delivering significant value for money.  We use leased capacity rather than buying, enabling us to deliver an attractively priced product, while giving us the flexibility to rapidly increase our capabilities without significant capital expenditures.  We also closely manage our leased capacity to prevent underutilization.  Our unique network design means we require minimal investments in growing our business.  We strive to lease the most advanced delivery systems, without the risk of investing in equipment which becomes obsolete.

•
Experienced, Entrepreneurial Management Team.  We believe that, in the years since our creation, our senior officers have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  The recent additions to the executive team at RRsat Europe following the acquisition of JCA TV and other senior management arrivals during 2013 further strengthens our ability to understand and assimilate global requirements and add significant value to the services we offer our customers.  We further believe that our management team has capitalized on its experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global value-added content management and distribution services with a strong business model and to consistently deliver profitability and strong growth in revenues.

•
Global service capability.  Our main teleport in Israel allows us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) to Europe, Asia, Africa and the Middle East. Combined with the direct satellite access to North America and South America from our Hawley Teleport in Pennsylvania, RRsat can receive transmissions from and transmit to virtually any location in the world – an advantage that is currently impossible to attain from a single location in the United States or Western Europe. In addition, we are connected to the world through submarine cables and wide terrestrial infrastructure with Points of Presence (POPs) in various remote locations around the world.  This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively.  We offer our customers a combination of distribution and contribution solutions to meet their individual requirements, such as satellites coverage to target audiences over wide territories in different regions, terrestrial fiber connectivity for point to point or defined multi points and broadband/IP in various levels supporting both professional grade broadcast level delivery or distribution to other target audiences.

•
Superior technical support. The nature of our business is complex and demands uninterrupted service availability  and our customers require ongoing technical service and support.  To provide that, we run a 24/7/365 operation center served by highly professional engineering and customer support teams. We monitor and control our global media and distribution services through our central Network Operation Center (NOC), together with local control centers that provide “local hands on” support to our customers at different regions across different time zones.  This allows us to maintain the highest level of service required by all major media players.

Our Strategy

Our objective is to become a leading partner of value-add digital media services for customers in the broadcast and digital media industry. Our services enable our customers to provide high quality video entertainment globally. Our strategy to attain these goals includes the following principal components:

•
Moving up the value chain.  RRsat continues to move up the value chain by providing customers with a comprehensive package of value-added services they require provided on top of our robust infrastructure. Well integrated media services require a high level of skill, sophistication and infrastructure. Leveraging our well proven infrastructure of network, teleports and broadcast center with more value added services like content preparation and distribution for any screen, presents real convergence of content management and distribution services.

•
Focus on upper tier broadcasters.  We currently target broadcasters and content owners that require global media and distribution service capabilities.  These include large global broadcasters and content owners as well as significant regional broadcasters that are looking to expand globally.  Contracts with upper tier broadcasters and content owners typically have a longer term and cover a larger scope of services.  Most of these broadcasters and content owners place a high priority on cost-effective, high quality solutions. We believe there is a growing trend of such broadcasters and content owners to outsource channel origination, delivery and content operation services.  We continue to target Tier 1 and Tier 2 customers who are looking for technical partners rather than just suppliers.

•
Expand our Sports, News and Live Events Services. We strongly believe there is tremendous long-term potential in the growing market of services for sports and live events as more major players recognize RRsat’s global capabilities and resources. Through our acquisition of Sm2 Sports & Media Solutions in 2012, RRsat grew from being a small player in the sports and live events industry, to a relatively considerable provider for large names in the sports world, including NFL, IMG, MP & Silva, LPGA and USGA. By securing these major customers, and building credibility in the marketplace as a reliable and trustworthy sports and live events service provider, we believe we will be able to increase our high margin revenue from these services.  Our live event services are synergistic to our core distribution services and we are looking to increase the portion of this revenue in our total revenue mix, by replicating recent wins. Many of these services are more complex and require a high level of sophistication and know-how on top of a highly reliable infrastructure which we believe we already have.

•
Expand our activities with the global broadcasters. The RRsat brand continues to gain recognition for quality, service and end-to end support. The world’s international broadcasters are now looking at global reach, and they are expanding their distribution of television content to the global market by creating local versions of their content for the different local television viewers in different regions.  In order to achieve this, they require content operation and distribution services, such as the services RRsat is offering. We intend to continue to expand the services we provide to international broadcasters as they look to outsource the complex content operation and global distribution and solutions they need.

•
Provide an expanded range of innovative, value-added services.  Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global technical needs.  We offer sophisticated value-added services that allow our customers to focus on developing, acquiring and marketing content while we offer to cost-effectively handle all the “hassle” involved with the technical workflow.  We intend to continue to broaden our service offerings and introduce new and innovative value-added services.  We believe that this approach is appealing to customers who need to focus on producing and acquiring content and prefer to outsource these services to a single partner, and therefore, it attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

•
Provide technical expertise and adapt our offering.  The television and broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards.  While our customers focus on how these new technologies affect the way they create content, we, as a trusted partner, are focused on the use of these new technologies to enhance our customers offering.  HD is now a fact and 4K or Ultra High Definition broadcasts is expanding and so are VOD, OTT and TV everywhere.  Finding innovative and cost-effective ways to process and deliver this content is a challenge we are constantly addressing. We continue to invest in enhancing our infrastructure and personnel to allow us to continue accommodating the evolving needs of the global media.

•
Enhance geographical presence and local solutions.  We intend to continue to expand our presence in North America and Europe, where we believe there is the largest potential for increased upper tier outsourcing by large broadcasters.  We recently established RRsat Europe following the 2013 acquisition of JCA, a London-based provider of content preparation services, and expanded our services in the United States following the 2012 acquisition of Sm2’s business in the United States.  We continue to expand our presence in emerging markets, such as Russia, where we established an office in Moscow in 2013, the Middle East, APAC and Latin America.  We believe that having local access in these markets to our global media services platform will help us attract and win new customers who demand local support.  Such local presence will also provide us with greater control over our operations, while helping us provide the cost-effective end-to-end media and broadcast services our customers require, with better customer control.

•
Offer customers the ability to expand their operations. There is also a significant growth in the demand for live sports, news and other thematic types of broadcasting, resulting in increased demand for global broadcasting solutions.  The world’s population is becoming increasingly mobile and increasingly connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of ethnic television channels and content which needs to be localized and distributed globally.

•
Continue to grow the business via acquisitions.  We intend to continue to seek acquisition opportunities globally to expand our service offerings and geographical presence and to attain local talent, such as the acquisitions we completed in 2013 and 2012 to acquire JCA, a London-based provider of content management services, and Sm2, a U.S. based premier provider of international sports distribution and syndication services.

•
Find the best people. Maintaining our position as technical partner requires recruiting and keeping the right caliber of experienced people around the world.  One of the primary ways RRsat adds value to our customers is by providing innovative solutions at every level, as well as by being the customer’s advisor.  We pursue and strive to keep experienced people who drive innovation and who are constantly forward-looking, to ensure that we have the tools, the infrastructure and the integrated capabilities to meet future challenges ensuring our customers remain competitive.

Industry Background

Changes in the technology, regulation and economics of the content management and content distribution service industry over the past three decades have presented increasingly complex challenges and opportunities.  The operation and distribution of video content has been dramatically altered by convergence in wireline, wireless and IP technologies.  Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies.  Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content operation, management and delivery in order to reach larger audience and monetize their content better through evolving business models.

                Broadcasting Industry Dynamics

There are a number of continuing market trends in the broadcasting industry leading to significantly increased need for localized handling and global distribution of content in various shapes and formats. Some of these trends are:

•
Globalization of content. Technological developments, such as improvements in bandwidth utilization over existing networks, advanced video coding, transition from analog to digital cable and the growth of IPTV and OTT platforms as well as massive penetration of pay-TV to emerging markets, have prompted a rapid acceleration in the introduction of new channels by new broadcasters and have increasingly led incumbent broadcasters to target a more global audience with existing or new offering.  Content providers are increasingly offering their programming on a global scale, which requires complex management and operation of their content assets and wider distribution infrastructures and capabilities.  Broadcasters who seek to appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience on a worldwide basis.  These content providers rely upon networks and service providers with the ability to localize, operate and distribute across six continents in order to achieve global scale.

•
Expanding channel lineups.  Increasing competition between different media corporations and platforms for audience and revenues, increasing competition among service providers for customers, has resulted in offering local channels versions and localized content. These are all catalysts for a larger number of channels becoming available on a local, national and worldwide basis.  There is also a significant growth in the demand for live sports, news and other live broadcasting events, resulting in increased demand for broadcasting globally.  The world’s population is becoming increasingly mobile and increasingly connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of thematic television channels. These new channels will lead to a greater volume of content being distributed over different distribution networks such as satellite and terrestrial fiber networks globally. It will also drive higher demand for content handling and preparation to fit any screen at any region.

•
New broadcasting technology. The migration shift from standard definition (SD) to high-definition (HD) format and the newly emerging Ultra- High Definition (4K) technology and the requirement for simulcast (HD&SD), as well as the expansion of multiple screens targeted online and the emerging VOD (Video On Demand) trend, are expected to lead to even greater increases in the amount of premium and non-premium content to be handled and the number of linear channels available.  At the same time, the adoption of these technologies will require wider infrastructure capabilities, higher capacity (bandwidth) and growing consumption of content operation service requirements (such as content preparation, transcoding, metadata handling, formatting, subtitling, close-captions, dubbing, storage, archive, playout, etc.). Such requirements are the value of the infrastructure of service providers such as our company.  The origination and distribution of the new programming for these channels and platforms will require the use of combined satellite-terrestrial fiber and internet networks while content preparation and operation requires highly skilled broadcast operation and playout capabilities.

•
Emergence of television alternatives. Alternative content distribution mechanisms are causing content providers to rethink their means of reaching their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with external or built-in set-top boxes. Over-the-top (OTT) video over the public Internet open the door for new content providers to enter the industry or existing providers to engage directly with viewers, bypassing the incumbent pay-TV operators in some cases. These emerging alternatives drive new and growing demands for re-proposing the same content in different formats. Thus, a much more complex, sophisticated and converged content operation and delivery infrastructure is required.

•
Premium Content.  Premium content continues to be a key requirement for the expansion of our markets.  Premium content is expensive to produce and requires clear monetization mechanism.  In today’s TV ecosystem, monetization of premium content viewing is largely supported by the subscription fees to pay-TV as well as from the advertisement fees during the airing of such content. New alternatives for online video consumptions enjoy the availability of premium content. The current online video consumptions business models are unable to support the necessary cost of creating the premium content.

       Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

Broadcasters, video distributors and other media companies have actively leveraged both satellite and terrestrial fiber networks for a variety of communications and entertainment applications.

Historically, broadcasters, video distributors and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs. A satellite has the advantage of being able to reach unlimited multiple points under its coverage with a single transmission, because satellites, in essence, “blanket” an entire coverage area with their signal, known as “point-to-multipoint” or “footprint” coverage.  Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations and 24/7 TV channels, when multi receiving points over large territories are to be covered . Ad hoc events such as sports and news leverage the ability to use short-term satellite capacity and transportable/steerable uplink ground stations. More recent technological innovations, such as HDTV require more satellite capacity to transmit content than standard definition (SDTV) programming, and expected to grow rapidly as programmers seek to increase their revenues from audiences where these higher quality formats can enhance the content and viewer experience.

The availability of transmission capacity accompanied by the growth in the number of broadcasters and need to localize content has increasingly led content providers and broadcasters to seek greater flexibility and a broader array of service offerings.  In certain regional and trans-regional developed markets, terrestrial fiber networks became significant complementary to an efficient satellite distribution services as it is a more cost-effective alternative for certain types of applications, such as “point-to-point” delivery.  Thanks to technologies such as Video over IP, terrestrial fiber networks can provide certain benefits for intercontinental delivery between origination point and a distribution point at a region.

Hybrid Satellite / Terrestrial Fiber Networks and Teleports

Satellites and terrestrial fiber networks both offer flexible and versatile transmission and networking, and they lend themselves well to a variety of communications and entertainment applications.  Although often viewed as competing technologies, they are frequently used to complement each other for specific and more efficient customer solutions.

In order to maximize the benefits from these competing and complementary technologies, hybrid satellite/terrestrial fiber networks have emerged – networks running traffic over both satellite and terrestrial fiber systems which are interconnected via a gateway at a teleport facility.  While teleports are the ground-based side of the global satellite network, they also provide terrestrial fiber networks with access to satellite transponders. Most of today’s teleports offer comprehensive solutions by interconnecting via owned or leased terrestrial fiber networks and owned or leased satellite transponders. Teleports uniquely serve as a bridge for such incompatible systems and protocols and act as the hubs of broadband business-to-business networks.

Once providers of basic uplinking and downlinking services, teleports have evolved into providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content management and distribution, from systems integration to network management and network origination.

The media broadcast and transmission market is highly fragmented with in-house broadcasters, telecommunication companies, satellite fleet operators, and independent teleport operators (some of whom have become specialized service providers).  The current teleport sector consists of four primary types of service providers, all with different strategies:

•
In-house broadcasters – broadcasters that have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for the local markets of the broadcasters, and the customer’s primary focus is producing rather than distributing or managing the content, these operations usually have limited capabilities and very little flexibility. We believe that dedicated in-house operations represent an expensive solution that is not cost effective, not easily scalable and is limited in the ability to deliver complex distribution and content management solutions.

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

•
Satellite fleet operators (hybrids) – some satellite carriers that typically had offered only transmission services, have acquired or partnered with teleports and terrestrial fiber network operators to create a hybrid global network.  These carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral, focus on providing transmission capacity and generally cannot offer content management services, and are reticent to compete with their customers who provide value-added services.

•
Independents – traditional teleport operators founded by entrepreneurs to exploit the deregulation of satellite services in major markets. Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks.  Many of them are relatively small, resulting in less than global reach, an inability to scale to meet customer needs, only limited cost savings for their customers, and lack the adequate resources to invest in supporting emerging technologies.

RRsat – Solutions supporting industry needs

The global media services that we provide are aimed at creating higher value to broadcasters and content owners supporting the market dynamics by offering a “hassle free”, one stop shop package of converged solutions for both the traditional broadcast and the new media with services such as OTT, as well as other value-added services that enable broadcasters and content providers to reach global audiences, providing localized quality content that is formatted and ready to use on a variety of different devices including traditional TV.

We help content providers grow their audience base, because we enable them to reach a larger audience around the world efficiently and rapidly.  Larger audiences, or highly focused, niche markets are attractive to advertisers, who want to use local ads to generate greater revenues. By reaching 95% of the world’s population, RRsat reduces boundaries while increasing opportunities.

Detailed description of RRsat value-added digital media services

Our value-added content management and media processing services involve the digital archiving and sophisticated compilation of a customer’s programming, including encoding, encryption, advertisement insertion, closed-captioning, multi-language audio insertion and channeling, into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated origination services for these channels in accordance with our customer’s broadcast schedules, known as playlists.  We offer our customers flexible packages, which we deliver with a high degree of redundancy and availability.  Our content management and media processing services are discussed below.

Content Preparation:

Tape workflows. With over 30 current and legacy broadcast video tape formats available, we are able to access, copy, reversion, convert and encode all common legacy video formats into all key file formats.

Digital workflows. We can receive, manage, transcode, deliver digitally or output to video tape for clients globally.

Media Window. Media Window is a white label window cloud based self-serve media management application developed especially by RRsat for its customers to manage their media service. We offer clients a range of options from online sales viewing to full upload, auto-transcode, download and streaming services.

Restoration. We offer full digital restoration, clean and re-grading to repurpose archive content for the digital age.  This enables companies to turn archives into valuable revenue-generators.

Film transfers.  We offer real time standard and high definition telecine services and 2/3/4K film scanning via our Arri Scanner.

Playout (origination) Services:

Digital Storage and Archive.  We generally receive content directly from broadcasters on digital media (tapes, CDs, DVDs or hard disk drives), by satellite transmission, over leased terrestrial fiber telecommunications lines or through a file transfer in various technologies including cloud based solutions.  Content that arrives either as files or on physical media such as tapes, CDs, DVDs or hard disk drives is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

Playout and Play-lists.  We compile a customer’s discrete programming and advertising content as well as different dynamic graphics and insertion elements into a complete broadcast channel.  We also compile a customer’s content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets.  These services are supplied through a fully automated workflow supported by a central automation system enabling the scheduled content and different graphics layers and insertions to be ready and played on a frame accurate manner.

Multi-Language Audio.  We offer our customers the possibility to transmit the same program in different languages, by providing them with multi audio channels together with their video channel.  We also provide the option to insert elements such as subtitling, closed captioning and voice overs allowing our customers to enhance their services while using the same transmission in multiple target markets.

Time Delay.  We offer our customers a time delay (shift) service for their transmitted channels, which enables the content to be aired at different times in different geographic markets.

Opt-Outs: We offer our customers program opt-out services in which we replace specific programs over the original channel signal that we capture with either local or alternative content. These services are usually required due to content rights limitations or the need to localize a channel.

Standard and format Conversion.  Our services include any to any standard and format conversion of both media file assets or live linear stream. Conversions might include basic PAL/NTSC conversion, HD format resolution and frame rate conversions with or without motion compensation. Conversion between formats depending on the target markets to which our customers wish to broadcast.

Encryption/Encoding.  We provide in-house encryption and encoding capabilities, based upon technology that we license/buy from third parties as specified and required by our customers.

Dynamic Graphics.  This service permits our customers to brand their channel and enchase the video with high quality 2D/3D dynamic graphics overlay via an automated process.  Examples vary from basic static brand logo insertion and 3D dynamic squeezes or multi video windows. We are also enabling character generation over the video, either pre-defined or automatically inserted through integration with an outside source for applications such as viewers’ text messages presentation.

Network Supervision.  We offer remote monitoring and control services, mostly through the public Internet, which allow our customers to supervise and alter the broadcasts that are transmitted from our facilities remotely from their own facilities.

Workflow Management & Media Asset Management. Our playout center handles multiple broadcast workflows according to specific customer needs. We offer our content operation and playout customers with extensive workflow management that can handle the video assets from final creation all the way to the on air playlist. We control the workflows through a workflow management system integrated in our media asset management system (MAM) that enables us or the customer to set workflow rules, track the video asset along the process and add different meta-data or tagging over clips.

Managed Playout Services at Customer’s Premises. We offer customers the convenience of installing and operating a fully-equipped playout center, at the customer’s premises, adjacent to customer’s studios and editing rooms. Our team of professional technicians provides around-the-clock services to ensure smooth operation and playout of the channel, which allows the customer to focus on what it does best – production of content.

News, Sports and Live Services:

We offer services for live events, also known as occasional use services, to leading channels worldwide.  For sports, special events and news coverage, we provide feeds ranging from a few minutes to several hours in duration; one-time service, multiple feeds or regularly scheduled service, as well as immediate coverage at any time of day or night, as events unfold.  Downlink, turnaround and uplink services deliver instantaneous broadcast distribution capabilities across the globe, from any origin.

Our advanced large-scale 3G router and HD motion-compensated convertors support the full range of format conversion and audio processing, including Dolby E routing, to ensure highest video and audio quality for sports and news feeds.  Content can be broadcast as MPEG-2 4:2:0 or 4:2:2, MPEG-4, SD, HD or even 3-D.

Bring Your Correspondent.   For customers who use our satellite newsgathering systems (SNG) and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering – cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer.  Customers who use our external SNG only need to provide their own reporters.  These production services supplement our customers’ on-the-ground broadcasting capabilities.

Digital Satellite News Gathering.  We supplement the fixed uplink services we provide to customers with mobile and transportable uplink systems that operate throughout Israel, the territories administered by the Palestinian Authority and elsewhere in the Middle East.

Studio Facilities.  We offer a comprehensive range of studio services for broadcast video.  We maintain terrestrial fiber networks on a full-time basis to various studios in Israel and the surrounding region, and we can obtain these studios for our customers’ use when needed.  We operate a studio facility in Jerusalem, which enables our customers to broadcast news reports against various familiar Jerusalem backgrounds.

The RRsat Global Network

Our terrestrial network is an all Internet Protocol (IP) network. Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization (ISO).

Network Operating Center - RRsat’s teleports are connected and managed from our central Network Operations Center in Emek Ha’ela via a dynamic and robust fiber network that provides high quality point-to-multipoint connectivity for delivery of content.  The unique geographical location of our principal teleport in Emek Ha’ela provides us direct access (via a single satellite hop) to satellites that can downlink from and transmit directly to Europe, Asia, Africa and the Middle East, combined with the direct satellite access to North America and South America from our Hawley Teleport in Pennsylvania, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from our principal teleports.  We also maintain over 20 partner teleports in the United States, Spain, Australia, Hungary, Russia, Taiwan, the United Kingdom and the Netherlands, providing selective uplink, downlink and streaming capabilities in those regions.

Our teleports have approximately 200 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year.

Quality every step of the way - RRsat recently implemented a new, advanced and automated system to monitor all traffic delivered through our RRsat system and network.  The system automatically detects failures or degradation in the quality of service, before such failure is noticeable by viewers.  The system automatically alerts the services technicians and representatives of the failure, provides reports and actions taken to correct and prevent future failures.

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 46 satellites and have the ability to receive transmissions from 89 satellites, which allow our customers’ content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility, to a mobile operator, to an Internet Protocol television (IPTV) operator headend, to direct-to-home (DTH) consumers or directly over the Internet.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite.  We operate an array of approximately 200 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, as well as for special events.  We have the ability to receive downlinks from a total of 89 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Azersat, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat Canada, APT, ISRO, RSCC, Hellas Sat, HispaSat, PakSat, Optus, MEASAT and Gazprom.

We offer Turnaround services channel distribution and backhaul services, sports feeds, and other continuous and occasional feeds.

The RRsat network includes an integrated fiber network with over 7 points of presence (POPs) interconnected with the world’s major telecommunications providers such as AT&T, Verizon, Level 3 Communications, TeliaSonera, Deutsche Telecom, COLT, GTT, PCCW, Singtel and Intelsat Network.  We connect six continents and provide our customers with a total 24/7 managed service for end-to-end connectivity. Our occasional services unit also provides ad hoc service on the fiber as well as the satellite network.  This allows us to source content globally and cost-effectively.

RRsat Global Network- Satellite Component

Europe	Russia	North America	Asia	Middle East and Africa	South America	Australia
AMOS 2
AMOS 3
EUTELSAT 12 WEST A
EUTELSAT 7A
EUTELSAT 9A
EUTELSAT 10A
EUTELSAT 21A
EUTELSAT 36B
SES ASTRA 19.2E
NSS 7
EXPRESS AM22
EXPRESS AM44
HELLAS SAT 2
HISPASAT 1E
EUTELSAT HOTBIRD 13A
EUTELSAT HOTBIRD 13B
EUTELSAT HOTBIRD 13C
EUTELSAT 16C
	ABS 1 EXPRESS AM22 EUTELSAT 9A EUTELSAT 36B EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C YAMAL 201 YAMAL 300K	GALAXY 19 GALAXY 23 HISPASAT 1E INTELSAT 805 TELSTAR 12 INTELSAT 21 EUTELSAT (SATCOM) 6	ABS1 APSTAR 7 ASIASAT 3S-5 INTELSAT 20 INTELSAT 902 MEASAT 3A THAICOM 5 YAMAL 201 YAMAL 300K
AMOS2
AMOS 3
AMOS 5
APSTAR 7
EUTELSAT 7 WEST A
BADR 4
EUTELSAT 25A
EXPRESS AM44
EUTELSAT HOTBIRD 13A
EUTELSAT HOTBIRD 13B
EUTELSAT HOTBIRD 13C
EUTELSAT 21A
ASIASAT 3S-5
INTELSAT 7
INTELSAT 20
MEASAT 3A
NSS 7
THAICOM 5
THAICOM 6
					GALAXY 19 GALAXY 23 HISPASAT 1E INTELSAT 805 TELSTAR 12 INTELSAT 21 EUTELSAT (SATCOM) 6	INTELSAT 20 MEASAT 3A OPTUS D2 THAICOM 5

A significant portion of the satellite capacity we use (approximately 45% as of December 31, 2013) is leased through long-term lease agreements with seven satellite operators, which provide coverage primarily for Europe, North America and Asia. The rest of the capacity (approximately 55%) is leased through a “shared-platform” arrangement in which the capacity is available for our needs on one hand but we are liable for it only once we have a customer utilizing it.

In addition, RRsat delivers TV channels directly over redundant, dual and diverse, fiber to satellite operators such as EchoStar and cable networks such as Comcast and HOT Israel.  These fiber links are managed by the RRsat  network management system.

Our network services costs amounted to $59.8 million in 2011, $58.5 million in 2012 and $68.9 million in 2013.  As of December 31, 2013, our contractual commitments for the next five years under our operating network leases amounted to $126.2 million.

Mobile Satellite Services Business:

We provide our customers with a broad array of MSS, including telephony, fax and data transmission services, including value-added services, such as email, fleet tracking and electronic billing.  “Station 711” is our brand name for the MSS segment.  Other services we provide related to Mobile Satellite include mobile broadband services (BGAN) and Tactical Radio through Inmarsat i4 satellite net (Ltac).

Customers

Content providers who use our RRsat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters.  In 2013, we had 494 customers for distribution and content management services and 249  customers for MSS.  Our top ten customers represented 22.4%, 21.7% and 19% of our revenues in 2011, 2012 and 2013, respectively, and no single customer accounted for more than 4.0%, 5.7% and 4.0% of our revenues during each of these periods, respectively.

Contracted Backlog and Agreements

Our agreements with our customers for content management and distribution services generally extend over terms of two to five years, most of the time with an automatic renewal option for an additional one to five years.  Approximately 80% of our 2013 revenues were backed by long term contracts.  As of December 31, 2013, we had contracted backlog totaling $203 million of which $91.8 million are related to services expected to be delivered in 2014.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  However, our recurring revenues are larger than our long-term contracts backlog since we do not backlog some of the sports related recurring revenues.  For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

Sales and Marketing

Our sales and marketing strategy is to tailor cost-effective innovative solutions for each customers’ specific needs based on geographic reach, business needs and technical suitability.  We market and sell our various media services directly to broadcasters and content owners globally.

We market and sell our mobile satellite services (MSS) either directly to end customers, such as shipping companies and government agencies, or to resellers (Inmarsat Service Providers, or ISPs) who in turn resell our services to their end customers.  We strive to offer competitive pricing and innovative value-added services to attract new customers.

We use a combination of a direct sales force and a network of third party agents and representatives.  Our sales force is based in Israel, Russia, the UK and in the United States.  In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, sports & live events and production services.  We also have a dedicated division within our marketing and sales team that focuses on the sale and marketing of our MSS.

In order to provide the best level of service, we assign an account executive to maintain the relationship with each customer.  They work together with our technical department to ensure that we understand the customer’s business and needs. In addition, local agents and representatives familiar with the local market provide specialized technical knowledge.

We are active in industry organizations and we are members of the World Teleport Association, the Association of International Broadcasters, the Society of Satellite Professionals International and the National Telecommunications Cooperative Association.  One of our senior employees also sits on the Board of Directors of the World Teleport Association.

Competition

Digital Media Services

We primarily compete in the market for digital media services including content preparation, content management and content distribution.  The content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators (hybrids) and independent teleport operators.

•
In-house broadcasters – broadcasters have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for local markets, and the customer’s primary focus is producing rather than distributing or managing content, these operations have limited capabilities and very little flexibility. We believe that dedicated in-house operations represent an expensive solution that is not cost effective, not easily scalable and that is limited in the ability to deliver complex distribution and content management solutions.

•
Telcos – telecommunications companies sometimes have business units focused on satellite services.  Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to and limited by their own terrestrial network.  Due to a lack of focus on the satellite and broadcasting sectors, these companies have had difficulty reacting to the dynamic needs of the industry, although some have carved out specialized business units to focus on satellite services.

•
Satellite fleet operators (hybrids) – These satellite carriers only offered transmission services. However, they have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a hybrid global network.  These carriers are typically limited to their own satellite fleet, which means that they are limited geographically.  They are not network neutral, focus on providing transmission capacity and generally cannot offer content management service.  They do not usually want to compete with their customers who provide value-added services.

•
Independents – traditional teleport operators founded by entrepreneurs to exploit the deregulation of satellite services in major markets.  Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks.  Many of them are relatively small, resulting in less than global reach, an inability to scale to meet customer needs, only limited cost savings for their customers, and a lack of adequate resources to invest in supporting emerging technologies.

Some of these service providers allow for the distribution of content and some also provide certain content management services.

However, as a comprehensive end-to-end a provider of global and comprehensive media services, we believe that our most significant and direct competitors are GlobeCast, which is a subsidiary of France Telecom, Encompass Digital Media, Inc., which is controlled by Court Square Capital Partners, a private equity firm, and Arqiva Limited, a company held in part by Macquarie UK Broadcast Holdings Ltd.

Most of our customers are broadcasters.  A number of broadcasters, such as CNN, HBO and Discovery, have internal content management and distribution capabilities, but may seek our services for complex projects and new initiatives.  We believe that most broadcasters who do not currently possess media services and distribution capabilities will not establish their own content management and distribution systems since dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.  We offer a rapid get-to-market solution, with fast and cost-effective scaling, enabling customers to try or launch new services.

We also compete indirectly with telecommunications companies such as Telespazio (an Italian telecommunications provider), Vyvx (owned by Level 3) and Telefónica S.A. (the incumbent Spanish telecommunications provider) in Europe, and Singapore Telecommunications in Asia, to the extent that they offer content management and distribution services.  We believe that our competition with these companies is limited since they are tied to their own terrestrial network and mainly provide regional broadcasting, while we focus on the provision of global content management, preparation and distribution service.

Some satellite carriers that had typically offered only transmission have acquired or partnered with teleports and terrestrial fiber network operators to create a global hybrid network.  If they partner or begin to offer value-added services, these ventures pose direct competition to our business.  Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value-added services.

In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral and cannot provide an optimal network agnostic solution.  The satellite carriers that offer some value-added services with which we compete include Intelsat, Eutelsat and SES World Skies.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in North America, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.  The largest of these fleet operators are Eutelsat, Intelsat and the SES Group.

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

We believe that the independent teleport operators generally do not offer a global comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our network.  In addition, with the exception of GlobeCast, Encompass Digital Media and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

We lease satellite and terrestrial fiber capacity, and use this capacity as part of a package together with our other services.  We would be adversely affected if the amount of satellite capacity available for video and audio broadcast will decrease, if satellite fleet operators will engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them.  In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another.  In these situations, in addition to the quality factor, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price.  Such competitive factors include a satellite’s technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, popularity of the satellite amongst cable headend (master facilities) or direct consumer users, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite.  In addition, purchase decisions may be based upon the satellite operator’s country of origin and ownership.  The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits.

Because customer contracts are generally for terms of two to five years there is limited movement of existing customers from one service provider to another.

                Content Preparation.  Our primary competitors for content preparation services are Deluxe, Red Bee and Technicolor who offer a similar range of services but there are also a number of smaller service providers who although compromised in scale maintain longstanding relationships.  Content Preparation relationships are generally based on Service Level Agreements covering the ad hoc placing of work according to volume requirements.

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

In January 2012, Inmarsat announced that it is reorganizing its structure to provide both direct and indirect distribution of its services under the Inmarsat brand name, which will be supported by a new group that will provide cross-business unit services. Inmarsat has noted that despite the reorganization it does not intend to change its policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RRsat, and the restructure is expected to provide further support to independent channel partners through greater coordination between Inmarsat and its channel partners.  These acquisitions and reorganization, however, may have an adverse effect on our ability to compete in the Inmarsat services market as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

We also face competition from competing networks and technologies, especially Iridium and maritime VSAT. We are currently looking for ways to integrate VSAT services in our portfolio.

Iridium provides data and voice services at rates of up to 64 kbps using compression software.  The terminals used to access Iridium services are generally handheld devices that are smaller and less expensive than the terminals used to access Inmarsat’s traditional services.  In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by us.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of uplink, downlink and turnaround services has been extended and shall be in force until July 2018. This license sets the type of customers and the conditions under which we are authorized to provide uplink, downlink, turnaround and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 2015.  The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel. A request to extend this license was submitted to the Ministry of Communications. Another license pursuant to the Wireless Telegraphy Ordinance was granted us in June 2012 and is scheduled to expire in December 2014, for the use of terminal equipment in the global Iridium satellite network.

Our licenses from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly. In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Director General of the Ministry of Communications (the “Director General”) for such transfer.

Should a shareholder, other than our shareholders prior to our initial public offering in November 2006, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Director General, its holdings will be converted into dormant shares for as long as the Director General’s consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

In addition, our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minster of Communication.

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

In connection with our 2008 acquisition of Bezeq’s satellite communications business, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

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

The company is required to submit a request for the setup and operation of transmitting antennas. The Company has an operating permit for radiation source effective through March 5, 2018.  The company is obligated to perform radiation measurements once a year and to report the results to the Ministry of Environmental Protection. In the even that new transmitting antennas are added at site there is a requirement for issuing a new set up and operation permits for all the transmitting antennas at site.  We are currently in the process of issuing a new set up permit due to the addition of transmitting antennas at site.

Local Building and Zoning Permits

The Planning and Building Law requires that we receive a permit for each facility, antenna and/or building.

When we acquired Emek Ha’ela teleport site there were building permits for part of the buildings and antennas. Following the acquisition we issued a construction permit for a number of antennas that were approved by the local committee. At the same time the local committee asked us to submit a detailed plan for the Emek Ha’ela teleport site which will include the existing and planned construction (including Antennas) for a period of twenty years. We prepared the plans and coordinated it with the relevant authorities, and submitted for approval. The plan is currently pending approval. Following the approval, we will be able to submit building permits to the existing and future planned facilities, antennas and/or buildings or land  in Emek Ha’ela teleport site.

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

In the United States, the Federal Communications Commission, or FCC, regulates satellite and other radio communication services.  Entities seeking to operate an earth station or other radio communication facility in the United States must obtain a license from the FCC under Title III of the Communications Act.  We could seek to obtain such a license on either a common carrier or private carrier basis.  On May 1, 2008 after receiving the approval of the FCC, we acquired various wireless and earth station licenses (the “FCC Licenses”) associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by U.S. federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

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

Under the rules of the FCC, telecommunications providers are required to pay various fees and contributions to the federal Universal Service Fund (“USF”), which helps ensure that affordable telecommunications services are accessible throughout the United States.  Many of these fees, including USF contributions, are based upon interstate and international end-user revenues.  We believe that we previously were exempt from many of these fees due in part because our services, provided on a non-common carrier basis in the United States, were primarily international in nature, thus we had very little domestic interstate revenues.  Our domestic business and associated revenues grew in 2010, however, which required us to start paying such fees and surcharges.  Since our U.S. operations are conducted by our Delaware subsidiary, these fees are assessed only on our subsidiary’s telecommunications revenues.  The fees imposed by the FCC are subject to change periodically by the FCC, and the manner in which telecommunications providers can recoup these fees from customers is subject to various restrictions.  To the extent we begin providing service on a common carriage basis, additional assessments for certain regulatory support mechanisms may apply, including mechanisms that help sustain number portability administration, telephone numbering administration and telecommunications relay service for the hearing impaired.  In addition, the FCC contribution methodology is subject to an on-going rulemaking proceeding in which the FCC is considering changes to how USF contributions are assessed on service providers.  It is not possible to predict when the FCC will act on those proposals, and if so, how or whether the FCC’s decision will affect our USF contribution amounts.

In addition, the United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radio communication facilities on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of these limits by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

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

In addition, the Department of Justice, the Department of Homeland Security,  the Federal Bureau of Investigation and other U.S. agencies (the “Executive Agencies”) review applications to acquire both Title III and Section 214 licenses or authorizations and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The International Telecommunication Union (ITU), in particular its Radiocommunication Sector, adopts rules and recommendations (called the “Radio Regulations”) on radio communications matters to ensure the equitable and efficient use of spectrum on a global basis.  Each nation then is responsible for writing and adopting rules that are applicable to that nation.  Developments or changes in ITU rules or policies may have an effect on the regulation of spectrum by individual nations, and thus on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

In the UK, OFCOM (The Office of Communications) regulates Telecoms, Licensing (Amateur Radio, Business Radio, Community Radio and Digital Radio), and Broadcasting.  OFCOM licenses all UK commercial television and radio services.

Trademarks

We have obtained trademark registrations for the name “RRSAT” in Israel, the United States, the European Union and Russia.  The initial terms of the registration of our trademarks are for 10 years from the date of application and are renewable thereafter.

C. Organizational structure

We are organized under the laws of the State of Israel.  We have no significant subsidiary.

D.  Property, plants and equipment

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

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years.  The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared a new detailed plan for the site, which was approved by the ILA and requested the approval of the Local Zoning and Building Committee. The Local Zoning and Building Committee decided that approving the new detailed plan was not in its authority and therefore referred the new detailed plan to the District Zoning and Building Committee for approval. On January 21, 2013, the District Zoning and Building Committee rejected the new detailed plan. We appealed the decision to the National Zoning and Building Council, which is yet to hear the appeal.

If the development agreement is cancelled, the ILA will refund the fees we paid for the land less a 15% termination fee and 6% per annum fee.  We believe it is unlikely that the ILA will cancel the allocation of the land to us.

In May 2008, we completed the acquisition of the Hawley Teleport located in Pike County, Pennsylvania from Skynet Satellite Corporation for approximately $4.9 million.  The teleport includes approximately 212 acres and a three floor communications building with approximately 40,000 square feet.

In March 2010, we entered into a lease agreement, which was subsequently amended in June 2010, for the lease of a total of approximately 21,000 square feet of office space at the Airport City Industrial Zone in Israel. These premises serve as our company’s headquarters, sales and finance divisions.  The lease expires in June 2015, with an option to extend for two additional terms of 5 years each.

As part of the acquisition of JCA TV, we assumed its lease for 6,700 square feet in London, the United Kingdom, which currently serves as the headquarters of RRsat Europe.  The lease expires in November 2016 and we pay annual rent of approximately GBP UK£ 68,000.

As part of strengthening our presence in the US we have entered into a lease agreement for 3,300 square feet in Englewood Cliffs, New Jersey, which currently serves as the headquarters of RRsat America. The lease expires in December 31, 2018 with an option to extend for three additional terms of 5 years each. We pay an annual rent of approximately USD $76,000.

We believe that our current facilities and leases are adequate to meet our needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this Annual Report (see Item 18, “Financial Statements”).  The following discussion and analysis contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements (see “Special Note Regarding Forward-Looking Statements” above).  Factors that could cause or contribute to such differences include those discussed in Item 3.D under the header “Risk Factors” and elsewhere in this Annual Report.

A. Operating results

Overview

We are a global end-to-end digital media service partner for broadcasters and content owners, offering innovative cost-effective digital media management and distribution services that enable content owners to generate added revenues as their content reaches more people in more places on more devices.

We currently distribute over 630 channels, over 100 VOD platforms around the world, over 100 channels originated, and more than 60,000 live hours of programming. Our combined network has access to 150 countries and 95% of the world’s population.

We help content owners and broadcasters take advantage of changing consumption patterns by offering sought after services, including:

•	content acquisition and content distribution – via satellite, dedicated fiber and over the top (OTT);

•	content preparation – ingest, transcoding, encryption, restoration; and

•	content management – MAM, playout, archive, library and production services

We create and offer specialized services for the media industry.  We acquire, prepare and distribute content, using advanced network, customized production workflows in our teleports and facilities to digital distribution platforms, including iTunes, Netflix, Hulu and other major pay-TV operators.

We provide digital distribution over satellite, fiber and broadband/IP to more than 150 countries reaching 95% of the world’s population. Thanks to our in-depth industry knowledge and well established presence, we believe we are able to assist our customers to optimize the way they reach viewers around the world over different screens.

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

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber network.  Consequently, our network can be expanded substantially without having to incur significant capital expenditures.  Most of our capital expenditures relate to transmission and playout equipment.  Because of our network design, we have incurred relatively minimal indebtedness in growing our business.  We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer.

We formed the company in 1981.  In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we formed the “RRsat Global Network” concept and entered into the global content management and distribution services market.  We believe that RRsat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber networks and the public Internet.  In 2003, we opened our playout center.  We currently provide playout services to approximately 100 television channels for distribution through our RRsat Global Network.

In 2008, we acquired a teleport in Hawley, Pennsylvania, to strengthen our presence in the United States, and the satellite business of Bezeq, including its teleport in Emek Ha’ela, Israel, and its MSS business aimed at end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.

In 2012, we acquired the business of Sm2 Sports & Media in the U.S. in order to enhance our global sports, news and live events services.

In 2013, we acquired JCA TV a premier provider of automated content preparation services in London UK to penetrate the content preparation business in Western Europe and expand our global presence in key media markets.

We see a significant financial advantage in leasing the satellite and fiber capacity of our global network.  Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

Revenues.  We provide digital media services which are composed of content acquisition and distribution, content management, content preparation and content management services, and over 60,000 hours of live events.  We provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and ISPs who use designated Inmarsat terminals (see Item 4 “Information on the Company” for a detailed description of the services that we provide).

Below is a breakdown of our revenues:

	Year ended December 31,
($ in thousands)	2011	2012	2013

Digital Media Services	$104,586	$104,444	$110,757
MSS	8,334	8,956	11,038
Total revenues	$112,920	$113,400	$121,795

Reporting Segments.  Our two reportable segments are (i) Digital Media Services and (ii) MSS.  The company’s operating segments are strategic business units that offer different services to different industries and are managed accordingly.  As a result of the acquisition in November 2008 of Bezeq’s MSS business unit, which is our “711” business unit, we have presented operating segments since 2008.  We analyze our operating segments based on each segment’s revenues and gross profit.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next.

Backlog breakdown ($US in millions)
Q1/14	Q2/14	Q3/14	Q4/14	FY 2014	2015	+2016
25.36	23.9	22.52	20.07	91.85	58.89	52.26

We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2011, 2012 and 2013 was $193.7 million, $194.6 million and $203 million, respectively.  If unfavorable global economic conditions occur, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.  Further, as the number of Higher Tier customers with larger contracts increases, we expect that the average duration of our contracts will shorten, thereby resulting in an increase in our next 12 months’ backlog, on the one hand, and in a decrease in our total long term backlog, on the other hand.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2011 through 2013, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located and billed.

	Year ended December 31
	2011	2012	2013
	(as a percentage of total revenues)
North America	28.1%	29.0%	29.2%
Europe	42.7%	42.6%	41.0%
Asia	8.4%	9.3%	11.2%
Israel	8.8%	7.9%	7.5%
Middle East (other than Israel)	10.5%	8.8%	7.4%
Rest of the world	1.5%	2.4%	3.7%
	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2013, our content management and distribution services, including Sports, News & Live Events revenues, were derived from 494 customers and our MSS were derived from 249 customers.  In 2013, our ten largest customers accounted for 5% of total revenues, and no single customer accounted for more than 1% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the long term Digital Media Services. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

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

A majority of the company’s cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2011, 2012 and 2013, our cost of revenues included $66.9 million, $65.5 million and $69.0 million of variable costs.  For this purpose, we define the company’s variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation, our teleports operational costs and labor costs, which we define for this purpose as non-variable costs.

Gross Profit.

Content Management and Distribution.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RRsat Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber network.  Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis.  When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity.  We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.  In addition, we may be required to provide our customers with dual illumination services if we are unable to extend the lease of the capacity utilized by such customers, which means that we are required to pay for two satellite capacities while our customers continue to pay for a single satellite capacity.  This may result in a decrease of our gross margin.

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

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents and our direct sales force.  In 2011, 2012 and 2013, our operating expenses included $2.9 million, $2.9 million and $2.5 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management and consulting fees to our principal shareholders that amounted to $398 thousand in 2011, $428 thousand in 2012 and $398 thousand in 2013 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”).

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

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years.  Buildings are depreciated for a range of 30-40 years subject to each teleport facility expected useful life.  Intangible assets other than goodwill are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

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

Marketable securities at December 31, 2012 and 2013 consisted of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. We classify our debt securities in one of three categories, “trading,” “available- for- sale,” or “held-to- maturity,” and our equity securities as “trading.”  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity.  All securities not included in trading or held-to-maturity were classified as available-for-sale.

As of December 31, 2012 and 2013, there was net unrealized gain of $197 thousand and net unrealized gain of $32 thousand, respectively, related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Available-for-sale securities are classified as short-term interest-bearing investments on our balance sheet.

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

Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the “Amendment”) was passed by the Israeli Parliament (the “Knesset”).  According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.  Israeli companies are generally subject to corporate tax, currently at the rate of 25% of a company’s taxable income. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter.  Current and deferred tax balances as of December 31, 2012 and 2013 are calculated in accordance with the new tax rates provided in the recent legislative change.

We were granted in 2006 an “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relate to our export of communications services to television channels and television operators via satellites, we were required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions.  See Item 10.E. “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “Approved Enterprise” status.  In 2011, 2012 and 2013 the corporate tax rate was 24%, 25% and 25%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011 the Law for Encouragement of Capital Investments, 1959 (Amendment No. 68) (the “Amendment”) was passed by the Knesset.  In accordance with Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions (“Preferred Enterprise”) will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 and 2014 the tax rate will be 12.5%, and from 2015 onward the tax rate will be 12%.  We are in the process of examining our eligibility for the preferred tax rate mentioned above, and have not yet elected the Preferred Enterprise route.

Expansion Plans. We intend to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network, such as the acquisition we completed in September 2013 to acquire JCA, a London-based provider of content preparation services, the acquisition we completed in November 2012 to acquire Sm2’s business in the United States, and the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania.  We also upgraded and expanded the infrastructure and facilities in our Emek Ha’ela teleport, which we acquired in 2008.  This upgrade and expansion is intended to accommodate new state-of-the-art technologies and solutions that will allow us to offer our customers a wider range of solutions and increase penetration to new media markets.  We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

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

We determined our functional currency to be the U.S. dollar in accordance with the provisions of ASC 830-10-20, 10-55-5, taking into consideration the following factors:

•
Cash flow indicators: Most of our cash flows are denominated in U.S. dollars.  As of December 31, 2013, 79% of cash and cash equivalents, 74.41% of trade accounts receivable and 46.14% of deposits from customers were denominated in U.S. dollars.  Our cash flow reports are denominated in U.S. dollars and we manage our budget in U.S. dollars.

•	Sales markets and sales price indicators: In 2013, 63.78% of our revenues were in U.S. dollars and a majority of the underlying value of our signed contracts were denominated in U.S. dollars.

•
Financing indicators:  We finance our activities from current earnings and shareholders’ equity. In November 2006, we completed an initial public offering of our ordinary shares and our listing on the NASDAQ Global Market, in which we raised approximately $52.4 million.

•	Inter-company transactions indicators: Most of our inter-company transactions are denominated in U.S. dollars.

Based on the above criteria, we have determined that the U.S. dollar is our functional currency and there have not been any significant changes in the economic facts and circumstances that indicate that our functional currency has changed in 2013.

Provision for Doubtful Accounts.

The consolidated financial statements include general and specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the estimated losses resulting from accounts receivable for which the collection is not reasonably probable.  Doubtful debts, which according to the opinion of our management are unlikely to be collected, are written-off from our books, based on a management resolution.  Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of our receivables balance, an evaluation of the security received from them and our past experience with the customers.  If the financial condition of our customers were to deteriorate in the future, resulting in an impairment of their ability to make payments, additional allowances may be required.

Business Combinations; Goodwill and Other Intangible Assets.

In our business acquisition described above, we accounted for our purchase in accordance with ASC 805-10, “Business Combinations,” which resulted in the recognition of goodwill and other intangible assets, and may in certain cases in the future result in non-recurring charges associated with the periodic reevaluation of goodwill, which may affect the amount of current and future period charges and amortization expense.  Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the business combination method of accounting. In management’s opinion, the goodwill represents the future synergy in the company’s Digital Media Services resulting from the use of the Emek Ha’ela facility, Sm2 and JCA acquired assets for expanding its business.  We adopted FASB ASC Topic 350, Intangibles - Goodwill and Other  requirements regarding goodwill and other intangible assets with indefinite useful lives.  Such goodwill is not amortized, but rather is periodically assessed for impairment at least annually. We amortize our acquisition-related intangible assets other than goodwill using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives.

The determination of the fair value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from sales, customer contracts, supplier contracts, brand name, assumptions about the useful lives period of time of the acquired assets, and their discount rates.  Management’s estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  Unanticipated events and circumstances may occur and assumptions may change.  Estimates using different assumptions could also produce significantly different results.

Impairment of Goodwill and Other Intangible Assets.

We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each year, or more frequently if we determine that indicators of impairment exist.

Our impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit to its carrying value (including goodwill).  Our reporting units are consistent with the reportable segments identified in Note 12 to our Consolidated Financial Statements.

If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed.  If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the reporting unit’s goodwill.  If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. In September 2011, the FASB amended its guidance to simplify testing goodwill for impairment, allowing an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity determines as a result of the qualitative assessment that it is more likely than not (> 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required.

Income Taxes.

We account for income taxes under ASC 740-10 “Income Taxes – Overall.”  Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not be able to realize their benefit.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate.  When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

                Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) included in ASC 740-10 “Income Taxes – Overall” as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations.  This evaluation considers several factors, including an estimate of the likelihood of generating sufficient taxable income in future periods, the effect of temporary differences, the expected reversal of deferred tax liabilities and available tax planning strategies.  At December 31, 2012 and December 31, 2013, we had a liability for unrecognized tax benefits of approximately $1.5 million and $1.0 million, respectively, which if recognized in the future, would favorably impact our effective tax rate.

Derivative Instruments and Hedging Activities

We use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross profit, operating expenses and eventual cash flows. We account for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires that all derivatives instruments be recorded on the balance sheet as either assets or liabilities at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

We only enter into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, we formally documents the hedging relationship and our risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is redesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at our fair value on the balance sheet and recognize any subsequent changes in our fair value in earnings. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

Gains or losses resulting from changes in the spot rate on the hedging instrument are recognized in other comprehensive income. Changes attributed to changes in the time value will be recognized in finance costs. Upon expenses recognition, the associated gains or losses that were recognized in other comprehensive income shall be reclassified from equity to cost of goods sold in the profit or loss report.

Accounting for Stock-Based Compensation.

We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation.  The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period.  As described in Note 11 to our consolidated financial statements included in Item 18, we estimate the fair value of stock options issued to employees and directors using the Black-Scholes option valuation model with certain assumptions that are significant inputs.  The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.  These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.  If actual results differ significantly from these estimates or different key assumptions were used, it could have a material effect on our consolidated financial statements.

As of December 31, 2013 there was approximately $1.7 million unrecognized compensation cost related to non-vested outstanding stock options. The cost is expected to be recognized over a weighted-average period of 2.83 years.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	2011	2012	2013
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$112,920	$113,400	$121,795
Cost of revenues	86,939	86,253	92,313
Gross profit	25,981	27,147	29,482
Operating expenses:
Sales and marketing	7,067	7,388	9,517
General and administrative	10,130	10,106	12,003
Total operating expenses	17,197	17,494	21,520
Operating income	8,784	9,653	7,962
Financial income (expenses), net	(2,471)	1,521	(153)
Income before taxes on income	6,313	11,174	7,809
Income taxes	1,978	2,884	1,287
Net income	4,335	8,290	6,522
Basic income per ordinary share	0.25	0.48	0.38
Diluted income per ordinary share	0.25	0.48	0.37
Weighted average number of ordinary shares used to compute basic income per ordinary share	17,346,561	17,346,561	17,346,561
Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,346,561	17,346,561	17,571,188

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

	Year ended
	December 31, 2012		December 31, 2013
	(in thousands and as a percentage of total revenues)
Revenues	$113,400	100%	$121,795	100%
Cost of revenues	86,253	76.1	92,313	75.8
Gross profit	27,147	23.9	29,482	24.2
Operating expenses:
Sales and marketing	7,388	6.5	9,517	7.8
General and administrative	10,106	8.9	12,003	9.9
Total operating expenses	17,494	15.4	21,520	17.7
Operating income	9,653	8.5	7,962	6.5
Financial income (expenses), net	1,521	1.3	(153)	0.1
Income before taxes on income	11,174	9.9	7,809	6.4
Income taxes	2,884	2.5	1,287	1.0
Net income	$8,290	7.3	$6,522	5.4

Revenues.  Revenues were $121.8 million for the year ended December 31, 2013, an increase of $8.4 million or 7.4%, from $113.4 million in 2012.

For the year ended December 31, 2013, our total revenues included $110.8 million of revenues derived from our Digital Media Services, an increase of 6%, compared to the year ended December 31, 2012. The increase in the Digital Media Services in 2013 was primarily due to the growth of our sports and events business. This growth is mainly attributed to the acquisition of Sm2 in November 2012 and our ability to fully integrate it into our facility, which assisted us to win several leading projects, and to the contribution of four months of JCA content preparation revenue which we acquired in September 2013.

Cost of Revenues.  Cost of revenues was $92.3 million for the year ended December 31, 2013, an increase of 7% from $86.3 million in 2012.  As a percentage of total revenues, cost of revenues were 76% in 2012 and in 2013.

Network services costs were $69 million in 2013, an increase of $3.4 million or 5%, from $65.6 million in 2012.  The $69 million network services costs incurred in 2013 consist of $60.7 million of expenses related to our Digital Media Services, an increase of $1.8 million, or 3%, compared to the year ended December 31, 2012, and $8.3 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1.6 million compared to the year ended December 31, 2012. The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $8.9 million in 2013, an increase of 24.5% from $7.1 million in 2012.  This increase was due to an increase in the cost of maintaining our facilities, primarily the Hawley Teleport, which absorbed the Sports & Events business acquired from Sm2 in November 2012. The additional costs related to our acquisition on JCA in September 2013 and the depreciation of the U.S. dollar compared to the NIS, which increased our NIS expenses in U.S. dollar terms.

Depreciation and amortization was $8.6 million in 2013, an increase of 2.4%, from $8.4 million in 2012.  This increase is directly attributable to the successful integration of Sm2 in our Hawley Teleport, consolidation of our broadcast center in Israel from two facilities into one, which was completed in September 2013, and the additional expense deriving from consolidating the JCA business in the last four months of 2013.

As a percentage of Digital Media Services revenues, cost of revenues attributable to such revenues was 75% in 2013 and in 2012.  As a percentage of MSS revenues, cost of revenues attributable to such revenues was 82.3% in 2013 and in 2012.

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

Sales and Marketing Expenses.  Sales and marketing expenses were $9.5 million in the year ended December 31, 2013, an increase of 28.4% from $7.4 million in 2012.  The increase in sales and marketing expenses is due to our strategy to increase our global footprint, which means more sales people in the different regions, continued investment in business development and the consolidation of JCA for the last four months of 2013.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 40.6% and 48% of our total sales and marketing expenses in 2012 and 2013, respectively.  Salaries, wages and benefits increased by $1.6 million from $3 million in 2012 to $4.6 million in 2013, primarily due to the increase in sales employees, increase in business development employees and the depreciation of the U.S. dollar compared to the NIS, which increased our NIS expenses in U.S. dollar terms.

Depreciation of assets related to marketing activities comprised 3.2% and 4.5% of our total sales and marketing expenses in 2012 and 2013, respectively.  Depreciation increased from $0.24 million in 2012 to $0.43 million in 2013.

Agents and commission fees paid to third parties comprised 36.1% and 25% of our total sales and marketing expenses in 2012 and 2013, respectively.  Agents and commission fees were $2.7 million in 2012 and $2.4 million in 2013.

General and Administrative Expenses.  General and administrative expenses were $12.0 million in the year ended December 31, 2013, an increase from $10.1 million in 2012.  As a percentage of revenues, general and administrative expenses were 9% and 10% in 2012 and 2013, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 34% and 33% of our total general and administrative expenses in 2012 and 2013, respectively.  Salaries, wages and service fees expenses were $3 million and $4 million in 2012 and 2013, respectively.

Management and consulting fees paid to our principal shareholders were $428 thousand in 2012 and $398 thousand in 2013.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees increased from $0.8 million in 2012 to $2.4 million in 2013.

Allowance for doubtful accounts was $2.9 million in 2012 and $2.4 million in 2013.

Financial income (expenses), net.  Financial expenses were $0.2 million in the year ended December 31, 2013, a decrease from income of $1.5 million in 2012.  The decrease is mainly due to the change in fair value of embedded currency conversion derivatives, which resulted in an expense of $0.4 million in the year ended December 31, 2013, compared to income of $1.2 million in 2012.

Income Taxes.  Income taxes were $1.3 million in the year ended December 31, 2013, a decrease of $1.6 million from $2.9 million in 2012.  The decrease is mainly due to the lapse of the statute of limitations of the years 2005-2008 and write-off of bad debts expenses during the year. Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The decrease in the effective tax rate from 26% in 2012 to 16.5% in 2013 was due to the lapse of the statute of limitations of the years 2005-2008 and the impact of the devaluation of the NIS against the U.S. dollar during 2011, which resulted in higher NIS income for tax purposes and from an increase in statutory tax rates for future years, which increased our deferred tax liabilities.

Net Income.  Net income was $6.5 million in the year ended December 31, 2013, a decrease of 21.3% from $8.3 million in 2012.  The decrease is due primarily to the increase in sales, marketing and general and administrative expenses as described above.

Segment Results.   For the years ended December 31, 2013, the gross margin of our Digital Media Services was $27.5 million, an increase of $1.9 million, or 7.4%, compared to gross margin of $25.6 million in 2012.

For the year ended December 31, 2013, the gross margin of our MSS business was $1.9 million, an increase of $0.3 million, or 19%, compared to gross margin of $1.6 million in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

	Year ended
	December 31, 2011		December 31, 2012
	(in thousands and as a percentage of total revenues)
Revenues	$112,920	100%	$113,400	100%
Cost of revenues	86,939	77.0	86,253	76.1
Gross profit	25,981	23.0	27,147	23.9
Operating expenses:
Sales and marketing	7,067	6.3	7,388	6.5
General and administrative	10,130	9.0	10,106	8.9
Total operating expenses	17,197	15.2	17,494	15.4
Operating income	8,784	7. 8	9,653	8.5
Financial income (expenses), net	(2,471)	0.0	1,521	0.0
Income before taxes on income	6,313	5.6	11,174	9.9
Income taxes	1,978	1.8	2,884	2.5
Net income	$4,335	3.8	$8,290	7.3

Revenues.  Revenues were $113.4 million for the year ended December 31, 2012, an increase of 0.4%, from $112.9 million in 2011.  The increase in revenues was primarily due to additional revenues from MSS services.

For the year ended December 31, 2012, our total revenues included $104.3 million of revenues derived from our Digital Media Services, a decrease of $0.1 million, or 0.1%, compared to the year ended December 31, 2011. The decrease in Digital Media Services in 2012 was primarily due to the completion of a large TV project and the weakening of the Euro relative to the U.S. dollar. Exchange rate differences between 2012 and 2011 reduced our revenues by approximately $3.0 million. The decrease was offset by additional revenues from Digital Media Services, mainly from Occasional Use services as a result of the acquisition of Sm2’s business.

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

Network services costs were $65.5 million in 2012, a decrease of $1.4 million or 2%, from $66.9 million in 2011. The $65.5 million network services costs incurred in 2012 consist of $58.8 million of expenses related to our Digital Media Services, a decrease of $1.0 million, or 1.6%, compared to the year ended December 31, 2011, and $6.7 million of expenses related to the cost of MSS network and transmission services from third parties, a decrease of $0.4 million compared to the year ended December 31, 2011. This decrease was due primarily to the following three factors: (i) increase in revenues from Occasional Use services, which tend to have higher margin, along with better utilization of satellite and terrestrial fiber capacity required to service our customers through our network, (ii) the weakening of the Euro relative to the U.S. dollar with the exchange rate differences between 2012 and 2011 reducing our expenses related to our Digital Media Services by approximately $1.5 million, and (iii) increasing efficiency in the payments related to our growing MSS network services.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $7.2 million in 2012, a decrease of 1.4% from $7.3 million in 2011.  This decrease was due to the weakening of the NIS relative to the U.S. dollar, offset by the increase that was due to the capitalization of salaries of certain direct employees to our Emek Ha’ela teleport until its activation during 2011.  Depreciation and amortization was $8.4 million in 2012, an increase of 6.8%, from $7.9 million in 2011.  This increase is directly attributable to the increase in fixed assets in order to support the addition of customers to our network and the above mentioned activation of the established infrastructure of the Emek Ha’ela teleport during 2011.

As a percentage of Digital Media Services revenues, cost of revenues attributable to such revenues was 75.5% in 2012 and in 2011, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2012 was 82.3% compared to 95.4% in 2011.

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

Changes in Fair Value of Embedded Currency Conversion Derivatives. The change in fair value of embedded currency conversion derivatives resulted in income of $1.2 million in the ended December 31, 2012, compared to an expense of $2.1 million in 2011..  The changes in the fair values of these embedded currency conversion derivatives are due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers. From 2013 the company designates the cash flows of these derivatives as hedging, gains or losses resulting from changes in the spot rate on the hedging instrument are recognized in other comprehensive income.

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

Segment Results.  For the years ended December 31, 2012 and 2011, the gross profit of our Digital Media Services was $25.6 million.

For the year ended December 31, 2012, the gross profit of our MSS business was $1.6 million, an increase of $1.2 million, or 313.3%, compared to gross profit of $384 thousand in 2011. The increase was due to the factors described above.

B. Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006.  Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers.  We typically use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $2.8 million) and Bank Leumi (approximately $2.0 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($2.8 million from the combined credit line ) mainly to provide guarantees required under several of our long-term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering and to expand and upgrade our teleport in Emek Ha’ela.

In 2011, 2012 and 2013, our capital expenditures included mainly investments in fixed assets of approximately $14.7 million, $6.6 million and $11.0 million, respectively,

               We intend to continue to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network.  For example, in 2008 we completed the acquisitions of the Hawley Teleport in Pennsylvania and the satellite business of Bezeq for an aggregate cost of approximately $20.5 million, in 2012 we completed the acquisition of Sm2’s business in the United States for an aggregate cost of approximately $1.2 million, and in September 2013 we completed the acquisition of JCA TV, a London-based provider of content preparation services, for an aggregate cost of approximately $9 million and deferred payment of up to $5.5 million payable three years after the closing subject to achievement of defined business results.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationships and potential value of synergies.

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

Cash and Cash Equivalents. Cash and cash equivalents were $14.2 million at December 31, 2011, $12.1 million at December 31, 2012 and $14.1 million at December 31, 2013.  The increase from 2012 to 2013 was primarily due to an increase in net cash provided by operating activities.  The decrease from 2011 to 2012 was primarily due to dividend paid of $8 million.

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	16,245	15,892	21,301
Net cash used in investing activities	(10,730)	(2,416)	(14,348)
Net cash used in financing activities	(4,163)	(15,786)	(5,030)
Effect of translation adjustments	-	-	109

Increase (decrease) in cash and cash equivalents	1,352	(2,310)	2,032

Cash and cash equivalents — beginning of year	13,091	14,443	12,133
Cash and cash equivalents — end of year	14,443	12,133	14,165

Operating Activities

For the year ended December 31, 2013, net cash provided by operating activities was $21.3 million, an increase of $5.4 million from $15.9 million of net cash provided by operating activities for the year ended December 31, 2012.  Our cash flow from operating activities was positively impacted in 2013 compared to 2012 primarily by a decrease in account receivable and an increase in account payable. For the year ended December 31, 2012, net cash provided by operating activities was $15.9 million, a decrease of $0.3 million from $16.2 million of net cash provided by operating activities for the year ended December 31, 2011.  Our cash flow from operating activities was negatively impacted in 2012 compared to 2011primarily by an increase in our account receivables.  For the year ended December 31, 2011, net cash provided by operating activities was $16.2 million, an increase of $6.8 million from $9.4 million of net cash provided by operating activities for the year ended December 31, 2010.  Our cash flow from operating activities was positively impacted in 2011 compared to 2010 primarily by a $5.9 million increase in non-cash expenses, such as depreciation and amortization and change in the value of embedded currency conversion derivatives, in addition to a $3.3 million increase in account receivables in 2011 compared to 2010 due to better collection.  The increase was partially offset by a $4.4 million decrease in net income.

Investing Activities

For the year ended December 31, 2013, we used $14.3 million net for investing activities which was comprised mainly of investments of $11 million in fixed assets, $7.9 million in business combination less $4.4 million related to net proceeds from marketable securities.  For the year ended December 31, 2012, we used $2.4 million net for investing activities which was comprised mainly of investments of $6.6 million in fixed assets, $1.2 million in business combination less $5.4 million related to net proceeds from marketable securities.  For the year ended December 31, 2011, we used $10.7 million net for investing activities which was comprised mainly of investments of $14.7 million in fixed assets, less $3.9 million related to net proceeds from short-term deposits and marketable securities.

Financing Activities

During the years ended December 31, 2011, 2012 and 2013, we paid dividends to our shareholders in the amount of $4.2 million, $15.8 million and $5.0 million, respectively.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2013.

F. Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 “Information on the Company – Property, plants and equipment” for a description of these leases.

We lease cars for employees under operating leases.  Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

The following are the contractual commitments at December 31, 2013, associated with lease obligations and contractual commitments*:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$1,610	$746	$614	$250	$-
Operating Car Leases	1,276	661	539	76	-
Operating Network Leases	126,205	43,532	58,078	24,004	591
Total	129,091	44,939	59,230	24,330	591

* Does not include contingent payments that may be due pursuant to the Share Purchase Agreement, dated as of September 3, 2013, with respect to the acquisition of JCA.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Dr. Shlomo Shamir (1)	66	Chairman of the Board
Avi Cohen en	60	Chief Executive Officer
Shmuel Koren	43	Chief Financial Officer
Lior Rival	41	Chief Commercial Officer
Ziv Mor	38	Chief Technology Officer and Vice President –Business Development
Maya Rival	37	VP Procurement and Special Projects
Ohad Har-Lev	39	President of RRsat America
Tzurit Golan	42	VP HR & OD
Elad Manishviz	45	Chief Marketing Officer
Nissim Barda	57	VP Operations
Simon Kay	53	Managing Director RRsat Europe
Nicholas Pannaman	53	Managing Director RRsat Europe
David Assia (2)(3)(4)(5)(6)	62	Director
Harel Beit-On (1) (6)	54	Director
Yigal Berman (6)	65	Director
Vered Levy-Ron (2)(3)(4)(5)	47	Director
Alexander Milner	73	Director
Ron Oren	42	Director
David Rivel	67	Director
Yaron Sheinman (2)(4)(5)	59	Director
Ayal Shiran (1)	48	Director

(1)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)

(3)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and a board member of M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California..

Avi Cohen has been our Chief Executive Officer since July 2012. Prior to joining our company, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies Ltd., a leading manufacturer and provider of Satellite Communication equipment and a public company traded on the Tel Aviv Stock Exchange, from 2008. Prior to joining Orbit, from September 2006, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom. Prior to ECI, Mr. Cohen served in a variety of management positions at KLA-Tencor (NASDAQ: KLAC). From 2003, he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at KLA-Tencor’s corporate headquarters in the U.S. From 1995, he was the President of KLA-Tencor Israel, responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen spent three years as Managing Director of Octel Communications Israel (later sold to Avaya), after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded in 1985 and was acquired by Octel in 1991. Mr. Cohen also serves as a director of Nova Measuring Instruments (NASDAQ: NVMI).  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University.

Shmuel Koren has been our Chief Financial Officer since May 2013. Prior to joining our company, Mr. Koren served as CFO and COO of Orbit Technologies Ltd. (TASE: ORBI) for three years from 2010 and was responsible for worldwide finance, facility, IT, legal, IR and operations departments. Prior to Orbit, between 2006 to 2009, Mr. Koren served as President and CEO of Better Online Solutions (B.O.S.) Ltd. (NASDAQ and TASE: BOSC). From 1999 to 2006, he served as CFO and as a director of the Visonic Group (London and TASE: VSC.L and VSC.TA). Mr. Koren is a certified CPA in Israel and holds a B.A. degree in Business Administration and Accounting from Tel Aviv College of Business, an International MBA from the Herriot–Watt University Business School and an LL.M. degree from Bar Ilan University.

Lior Rival has been our Chief Commercial Officer since December 2012, after having served as our Vice President – Sales and Marketing from January 2003 to December 2012 and Marketing Manager from April 1998 to January 2003.  Mr. Rival holds a B.A. in Management and Communication from the Tel Aviv Open University.  He is the son of David Rivel, our founder, director and former Chief Executive Officer, and the brother of Maya Rival, our Vice President Procurement and Special Projects.

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

Maya Rival has been our Vice President Procurement and Special Projects since January 2014, after having served as our Vice President - Global Operations from November 2006 to January 2014 and Administration Manager since 2000. In her current position as Vice President Procurement and Special Projects Ms. Rival is responsible for our procurement procedures and specific special projects.  She is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and the sister of Lior Rival, our Chief Commercial Officer.

Ohad Har-Lev has been our President of RRsat America since April 2013. Mr. Har-Lev joined RRsat as General Counsel in May 2011 and was appointed Company Secretary in December 2011, and served in such roles through April 2013. Prior to joining RRsat, Mr. Har-Lev served as corporate and general counsel for publicly traded companies on NASDAQ, AIM and the Tel Aviv Stock Exchange and for several high tech companies in the private sector.  Mr. Har-Lev served as a corporate counsel at Amdocs (NASDAQ: DOX) from 2009 until 2011 and as general counsel of Gilat Satcom (traded on the TASE and AIM) from 2005 until 2008. Mr. Har-Lev holds an LLB in Law and an MBA from The Interdisciplinary Center (IDC) Herzliya, and is a member of the Israeli Bar.

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

Elad Manishviz joined RRsat in January 2014 as Chief Marketing Officer. Mr. Manishviz is a business leader with over 15 years’ experience in the digital media, entertainment, video and online advertising market segments. He has held a variety of executive positions in global media-related software, communications and internet-focused companies.  From April 2013 until January 2014, Mr. Manishviz was the CEO of Wallstream, a startup company, providing a unique social media video advertising channel to top brands advertisers.  Prior to that, from October 2011 to January 2013, Mr. Manishviz was VP Products and Strategy at DG- MediaMind where he was responsible for all strategic product and operational aspects of the company’s converged video advertising delivery business.  Mr. Manishviz served as a VP of Products at NDS (acquired by Cisco in 2012) from January 2000 to November 2011, where he defined the product scope, roadmap and business aspects of NDS’s established and innovative products, such as DVR technology, VOD solutions, interactive applications, targeted advertising and the first hybrid multi-screen E2E OTT video platform. Mr. Manishviz holds an Executive MBA from the Hebrew University and a BA degree in Management and Mass Media from the Academic College in Tel-Aviv Jaffa.

Nissim Barda has been our Vice President Operations since February 2014. From 2007 until February 2014 he served in several executive positions at Orbit Technologies Ltd. (TASE: ORBI) and in his last position as VP Operations & Delivery responsible for all operational aspects of the company including production, purchasing, logistics, and delivery. During most of his tenure at Orbit, Nissim also served as the business manager of “Orakim” product line responsible for revenues, P&L and the overall relationships with the Ministry of Defense. Between 1976 and 2007, Nissim served in the IDF. In his last role, he was Head of Planning and Human Resource Management. Nissim holds an MBA degree from Derby University, an MA degree from Haifa University and a BA degree from Tel Aviv University.

Simon Kay joined RRsat in September 2013 as Managing Director of RRsat Europe.  Prior to joining of RRsat, Mr. Kay was Managing Director of TVP Group from 2004 until September 2013, which he owned jointly with Nick Pannaman. TVP Group was re-established in 2004 and subsequently acquired JCA TV Facilities. Under new ownership the company expanded its existing services in the Restoration and Digital distribution markets. Prior to this Mr Kay had been in the video industry for over 20 years initially establishing TVP, in its first incarnation, with Nick Pannaman in 1981. During the ensuing years a number of companies were acquired and added to TVP until the business was sold to Four Media company in 1999. Four Media in due course became Ascent Media and latterly Deluxe and during his employment Kay acted as a Divisional Director before becoming CEO Ascent Media UK.

Nicholas Pannaman joined RRsat in September 2013 as Managing Director of RRsat Europe subsequent to the purchase of TVP Group Ltd., which he owned jointly with Simon Kay.  Prior to joining of RRsat, Mr. Pannaman was Managing Director of TVP Group from December 2004 until September 2013.  Since 1981 Mr. Pannaman, in partnership with Simon Kay, has owned, managed, bought and sold businesses in the UK television industry operating across the broadcast, distribution, corporate and music sectors. Having been originally sold to Four Media Company (then Ascent Media, now Deluxe) TVP Group was re-established in 2004 for the acquisition of JCA TV which became a platform for the development of digital media services.

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

Harel Beit-On, a member of our Board of Directors since December 2013, is a General Partner of Viola Private Equity, an Israeli private equity fund, since 2008.  Mr. Beit-On is a seasoned executive with over 25 years of management leadership in the IT industry and an extensive investment and exit record.  He is a co-founder of the Viola Group, one of the original co-founders of Carmel Ventures and the Founder of Viola Private Equity.  Mr. Beit-On was the former CEO, President & Chairman of Tecnomatix (NASDAQ: TCNO), a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company for over eight years.  In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million.  Mr. Beit-On served as Chairman of ECtel (NASDAQ:ECTX) from 2004 to 2006 and led the company’s successful turnaround.  He is the Chairman of Lumenis Ltd., where he led an investment of $150 million, acquiring 80% of the company’s shares.  He is also a member of the Boards of Directors of the following companies: Matomy Media Group Ltd. and Zend Technologies Ltd. and the Chairman of B. Gaon Holdings Ltd. (TASE:GAON), all of which are portfolio companies of Viola Private Equity.  Mr. Beit-On has a B.A. in Economics from the Hebrew University in Jerusalem and an MBA from Massachusetts Institute of Technology.

Yigal Berman, a member of our Board of Directors since December 2013, is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors from October 2007 through December 2013.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University

Vered Levy-Ron, a member of our Board of Directors since January 2007, has served as the CEO of HumanEyes Technologies since February 2010.  Prior to that, she was president of DaLi Advisory from September 2005 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

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

David Rivel, our founder and Chief Executive Officer from 1991 through June 2012, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Chief Commercial Officer, and Maya Rival, our Vice President – Global Operations.

Yaron Sheinman, a member of our Board of Directors since December 2013, has been the Chairman of Ananey Communications Ltd., an Israeli TV content developer and provider, since 2010.  Prior to joining Ananey Communications, Mr. Sheinman was the founder, CEO and chairman of the board of directors of BVR Technologies Ltd., one of the first Israeli start-ups - from its commencement in 1987 through 2004.  In his capacity with BVR Technologies, Mr. Sheinman started several subsidiaries, including Nexus Telocation (NASDAQ: PNTR), NexusData, VIZRT (OSE : VIZ) BVR Systems (NASDAQ: BVRS) and Unisfair.  In addition, Mr. Sheinman was involved in several privately-held Israeli companies.  Previously, he acted as an independent consultant to Israel Aircraft Industries for the development of avionics systems.  Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for 15 years.

Ayal Shiran, a member of our Board of Directors since March 2014, is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group from 2008 to 2013 with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular, from 2004 to 2008. Before joining Amdocs in 2004, Ayal served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

The term of each of our directors, other than our outside directors, will expire at the time of our 2014 annual general meeting of shareholders.  The term of our outside directors will expire in January 2016.

B. Compensation

           The aggregate direct compensation we paid to our executive officers as a group for the year ended December 31, 2013 was $3 million.  This amount includes $200,000 that was set aside or accrued to provide for severance and retirement insurance policies, and $300,000 that was paid or accrued as bonuses pursuant to individual bonus arrangements provided for in the executive officers’ employment agreements.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

We pay each director an annual fee of $17,000, $500 per each meeting of the board attended and $500 per each meeting of a committee attended, unless such meeting is held immediately before or after a board meeting, in which case, the fee for such meeting is $200.  In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee for such action is $150.The cash compensation of our outside directors is the same as the cash compensation of all our other directors.

In addition, commencing May 2011, in consideration for the services provided to the company, we pay a company controlled by the Chairman of our board of directors a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  We also granted the Chairman of our board of directors in September 2012 options to purchase 200,000 ordinary shares at an exercise price of $5.28 vesting over a period of 3 years and 9 months, with an expiration date of June 2016.

During 2013, we granted our directors (including one director who is no longer a director of the company), options to purchase an aggregate of 65,000 ordinary shares at an exercise price of $6.85 per ordinary share that vest over a period of three years, with an expiration date of January 2016.

During 2013, we granted our executive officers options to purchase 212,500 ordinary shares, at exercise prices ranging from $6.85 to $8.03 per ordinary share that vest over a period of four years, with expiration dates ranging from March 2017 to September 2017.

As of December 31, 2013, there were outstanding options to purchase 1,368,000 ordinary shares granted to our executive officers, employees and directors as a group, at exercise prices ranging from $5.22 to $8.03 per ordinary share, with expiration dates ranging from January 2016 to December 2017.  Other than as specified in the share ownership table under Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders,” none of our directors and officers holds more than 1% of our outstanding shares.

C. Board practices

Our current board of directors consists of ten directors, including two outside director as required by Israeli law.

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors are elected by the affirmative vote of the holders of a majority of the voting power present, in person or by proxy, at a shareholders meeting convened for that purpose, not taking into consideration any abstentions.

Any change in the number of our directors requires an amendment of our articles of association and approval by a special majority vote of at least sixty (60%) of the votes cast by those shareholders present and voting, not taking into consideration abstentions.  A general meeting may remove a director during the term by a simple majority vote (except for outside directors, who can be removed only in accordance with the Israeli Companies Law of 1999, or the Companies Law).  For further information regarding our directors’ service and terms, see Item 6.A. “Directors and senior management.”

Our principal shareholder, Viola Private Equity, is a party to shareholders agreements with each of Del-Ta Engineering, Kardan Communications and David Rivel with respect to the election of directors and other matters.  For a detailed description of these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions.”

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.  Except for David Rivel, who served as our Chief Executive Officer until June 30, 2012 and also serves as a member of our board of directors, none of our directors have contracts or agreements with the company providing for benefits upon termination of employment or includes provisions regarding benefits upon termination of employment.  For a detailed description of Mr. Rivel’s agreement, see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions.”

Corporate Governance Requirements

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Messrs. Assia, Beit-On, Sheinman and Shiran and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Sheinman and Ms. Levy-Ron (who serve on our audit committee and compensation committee) qualifies as an independent director under the respective requirements of the SEC and NASDAQ.

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

We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors’ selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by the Companies Law.

In addition, we follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case compensation committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, compensation committee or audit committee approval, would also be required.  The Israeli Companies Law defined a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

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

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we have reelected in January 2013.  All of the outside directors must serve on our audit committee and compensation committee (including one outside director serving as the chair of the audit committee and compensation committee), and at least one outside director must serve on each other committee of our board of directors.  In addition, at least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has “financial and accounting expertise,” and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has “professional expertise.”  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

Under the Companies Law, a person may not serve as an outside director if at the date of the person’s election or within the prior two years the person is a relative of the company’s controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, have or had any affiliation with us or with a  controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company’s most senior finance officer.  Under the Companies Law, “affiliation” includes:

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

In addition, a person may not serve as an outside director:

•
if the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations thereunder.

An “office holder” is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under “Directors and senior management” is an office holder.  A “relative” is defined as a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing.  An “interested party” is defined as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.

A person may not serve as an outside director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director.  If at the time any outside director is to be elected all members of the board that are not controlling shareholders or their respective relatives are of the same gender, then the outside director to be elected must be of the other gender.  There is also a restriction on interlocking boards:  A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.  Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company’s control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company’s control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person.  The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years.

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

Outside directors may be compensated only in accordance with regulations adopted under the Companies Law.  The compensation of an outside director must be determined prior to the person’s consent to serve as an outside director.  Compensation of all directors requires the approval of our compensation committee, board of directors and shareholders, in that order.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and an investment committee.

Audit Committee.  Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Yaron Sheinman and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC and NASDAQ and complies with the Companies Law criteria for audit committee members.  Mr. Assia serves as the Chairman of the audit committee.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months.  Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

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

Compensation Committee.  Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Our compensation committee consists of Yaron Sheinman and our two outside directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC and NASDAQ and complies with the Companies Law criteria for compensation committee members.  Mr. Assia serves as the Chairman of the compensation committee.

Investment Committee.  Our investment committee consists of three directors, Harel Beit-On, Yigal Berman and David Assia, our outside director.  The investment committee’s duties include reviewing and making recommendations to the board of directors regarding the company’s investment policies, hedging policy and other banking related matters.  The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

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

D. Employees

As of December 31, 2013, we had 319 employees, of whom 220 were in operations, 58 were in sales and marketing, and 41 were in general and administration, as of December 31, 2012, we had 258 employees, of whom 186 were in operations, 32 were in sales and marketing, and 40 were in general and administration; and as of December 31, 2011, we had 252 employees, of whom 185 were in operations, 28 were in sales and marketing, and 39 were in general and administration.  Competition for personnel in our industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 13 employees in the MSS business as of December 31, 2013, of whom 7 were in operations and 6 in sales and marketing, 9 employees in the MSS business as of December 31, 2012, of whom 4 were in operations and 5 in sales and marketing; and 9 employees in the MSS business as of December 31, 2011, of whom 5 were in operations and 4 in sales and marketing.

As of December 31, 2013, 243 of our employees were located in Israel, 46 of our employees were located in the United Kingdom and 31 employees were located in the United States; as of December 31, 2012, 236 of our employees were located in Israel and 22 employees were located in the United States; and as of December 31, 2011, 238 of our employees were located in Israel and 14 employees were located in the United States.

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

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law (“Section 14”), the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, we entered into agreements with a majority of our employees in order to implement Section 14.  Therefore, beginning on that date, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore we incur no additional liability since that date with respect to such employees.  In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer.  These amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  All of our full-time employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order of the Israeli Minister of Industry, Trade and Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

E. Share ownership

Share Ownership by Directors and Executive Officers

       For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A. “Major Shareholders and Related Party Transactions – Major shareholders.”

2006 Israel Equity Incentive Plan

We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2006 Israel Equity Incentive Plan, as amended in June 2011, June 2012 and August 2013, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102.  As of December 31, 2013, the total number of ordinary shares that are available for grant under our plan is 25,892, which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

The terms of the granted options provide that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche.

During the year ended December 31, 2013, we granted our employees and directors options to purchase 395,000 ordinary shares at exercise prices ranging from $6.85 to $8.03 per ordinary share.  As of December 31, 2013, we had outstanding options under the plan to purchase 1,368,000 ordinary shares.  As of December 31, 2013, no other awards were outstanding under the plan.

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

A. Major shareholders

The following table shows information as of February 28, 2014 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 ordinary shares outstanding as of February 28, 2014.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of February 28, 2014.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
Avi Cohen	-	-
Shmuel Koren	-	-
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	-	-
Tzurit Golan	-	-
Elad Manishviz	-	-
Nissim Barda	-	-
Simon Kay	-	-
Nicholas Pannaman	-	-
David Assia (2)	14,000	*
Harel Beit-On	-	-
Yigal Berman	-	-
Vered Levy-Ron (2)	5,000	*
Alexander Milner	4,300	*
Ron Oren	-	-
David Rivel (3)	821,381	4.74%
Yaron Sheinman	-	-
Ayal Shiran	-	-
All directors and officers as a group (22 persons)(2)(3)	883,681	5.09%
Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (4)	5,940,367	34.25%
Viola A.V. RRsat, Limited Partnership (5)	3,816,243	22.00%
Kardan Communications Ltd. (6)	1,631,616	9.41%
Harel Insurance Investments & FinancialServices Ltd. (7)	1,144,319	6.60%
        ___________
*  Less than 1%.

(1)           Excludes outstanding options that do not vest within 60 days of February 28, 2014.

(2)           Includes vested options to purchase our ordinary shares and outstanding options that vest within 60 days of February 28, 2014.

(3)           Based on Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.

(4)           Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2014, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2014, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 5,439,300 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 501,067 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)           Based on Amendment No. 2 to Schedule 13D filed with the SEC on December 9, 2013 and on other information provided to us.  The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional (i) 1,631,616 ordinary shares held by Kardan Communications Ltd. pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Kardan Communications Ltd.; and (ii) 821,381 ordinary shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Mr. David Rivel. In addition, we have been notified by Viola that Viola agreed to purchase, and Kardan Communications agreed to sell, an additional 1,142,131 ordinary shares of RRsat held by Kardan Communications. The closing of such transaction is scheduled to occur at the end of March 2014 subject to any conditions agreed between such parties.

(6)           Based on Schedule 13G/A filed with the SEC on February 3, 2014 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of February 28, 2014, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd. In addition, we have been notified by Viola that Viola agreed to purchase, and Kardan Communications agreed to sell, an additional 1,142,131 ordinary shares of RRsat held by Kardan Communications. The closing of such transaction is scheduled to occur at the end of March 2014 subject to any conditions agreed between such parties.

(7)           Based on Schedule 13G filed with the SEC on December 9, 2013.  The address of Harel Insurance Investments & Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.  In accordance with the Schedule 13G, (i) 1,114,019 ordinary shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 ordinary shares are beneficially held for its own account.

Based on Schedule 13D filed with the SEC by Viola A.V. RRsat, Limited Partnership (“Viola”), Schedules 13Gs filed with the SEC by Kardan Communications and David Rivel and on other information provided to us, during 2013 Viola A.V. RRsat, Limited Partnership acquired (i) 2,601,984 ordinary shares from Kardan Communications and (ii) 1,214,259 ordinary shares from David Rivel.

Based on Schedule 13D filed with the SEC by Del-Ta Engineering Equipment Ltd. and on other information provided to us, during 2013, InterGamma International Trade Founded by InterGamma Investments Co. sold 170,000 ordinary shares and Del-Ta Engineering Equipment Ltd. sold 700,000 ordinary shares.

We were notified by Kardan Communications Ltd. that it has pledged all its ordinary shares of the company in favor of a bank to secure a bank loan.

We were notified by Del-Ta Engineering Equipment Ltd. that it has pledged 2,600,000 of its ordinary shares of the company in favor of Bank Igud of Israel Ltd. to secure outstanding loans of its parent company, Rapac Communication & Infrastructure Ltd. (“Rapac”), and it pledged 3,324,036 of its ordinary shares of the company in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

According to our transfer agent, as of February 28, 2014 we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 7,727,161 ordinary shares representing approximately 44.55% of the outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B. Related party transactions

Shareholders Agreements

Del-Ta-Viola Shareholders Agreement.  On April 17, 2013, Del-Ta Engineering and Viola entered into a shareholders agreement relating to their holdings in RRsat.  The agreement was entered into in connection with the purchase by Viola of ordinary shares from Kardan Communications and David Rivel, as described above.  The key terms of the agreement are as follows:

RRsat Shareholders Meeting – Each of the parties agreed to cause RRsat to call a general meeting of shareholders as soon as possible after the consummation of the sale of ordinary shares by Kardan Communications to Viola, for the purpose of:

1.
amending RRsat’s Articles of Association (i) to increase the size of RRsat’s board of directors and provide that members of RRsat’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving specified matters; and

2.
replacing all the serving members of RRsat’s board of directors in accordance with the nominee designation process agreed upon between Del-Ta Engineering and Viola, as described below (other than the two outside directors, and a third unaffiliated director).

At our 2013 annual general meeting of shareholders, our shareholders approved the amendment of our Articles of Association as set forth above and elected directors as described above.  See Item 10.B. “Additional information – Memorandum and articles of association”.

RRsat Board Designation – The parties agreed that each shareholder shall designate four directors to RRsat’s board of directors and one outside director, and jointly agree on the identity of a third unaffiliated director, and vote their ordinary shares (including ordinary shares for which each party holds voting power) in favor of such designated nominees.  The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 ordinary shares and more than 1,734,656 ordinary shares.

Appointment of Chairman – The parties agreed that the Chairman of RRsat’s board of directors will be elected out of the designated directors of the party holding a greater portion of RRsat’s voting power, subject to the prior written consent of the other party.  Currently, Del-Ta Engineering holds the largest voting power in RRsat, and therefore has the right to designate the Chairman of RRsat’s board of directors.  Viola shall obtain such appointment right if its voting power of RRsat exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to discretion of RRsat’s board of directors from time to time and to the extent permitted by applicable law, RRsat shall distribute to its shareholders, after the end of each calendar quarter 50% of the net income recorded in RRsat’s quarterly financial statements for such preceding quarter.

Allocation of Sales under Rule 144 and Registration Rights – The parties agreed on a mechanism for allocating the amount of ordinary shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended, and that the outstanding resale registration statement on Form F-3 shall be supplemented to include Viola as a selling shareholder with respect to all ordinary shares purchased from Mr. David Rivel and Kardan Communications, including in any new registration statement that replaces or succeeds the existing registration statement on Form F-3.

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of ordinary shares by the other party, other than purchases (i) in connection with the purchase by Viola from Kardan Communications and David Rivel (including any option rights thereunder or pursuant to exercise of its rights under the shareholders agreements with David Rivel and Kardan Communications), (ii) from specified permitted transferees or (iii) limited purchases of ordinary shares on the market up to 4% of RRsat’s issued and outstanding share capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the agreement when the other party holds in the aggregate less than 10% of the voting power of RRsat.

David Rivel-Viola Shareholders Agreement.  On April 4, 2013, Viola and David Rivel entered into a Shareholders Agreement relating to their holdings in RRsat.  The shareholders agreement was entered into in connection with the purchase of ordinary shares by Viola from David Rivel.  The key terms of the shareholders agreement are as follows:

•
Voting Undertaking.  David Rivel agreed to vote his ordinary shares as directed by Viola for as long as Viola and its affiliates beneficially own at least 5% of RRsat’s issued and outstanding share capital, and Viola agreed to vote its ordinary shares in favor of the appointment of David Rivel as a director of RRsat so long as it can appoint three directors to the board of RRsat and David Rivel continues to maintain his shareholding in RRsat.  In addition, David Rivel delivered to Viola an irrevocable proxy to vote such shares.

•
Standstill and Right of First Offer.  David Rivel agreed to a standstill of his remaining ordinary shares until August 6, 2015 and to provide Viola with a right of first offer with respect to the shares.

•
Allocation of Sales under Rule 144 and Registration Rights.  The parties agreed on a mechanism for allocating the amount of ordinary shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended.

•
Tag-Along.  Each shareholder was granted a right to tag along to any proposed sale of ordinary shares or other securities of RRsat by the other party.  The tag along right does not apply to sales on a stock exchange under Rule 144.

•
Term and Termination.  Each party may terminate the agreement by written notice on any date on which Viola holds in the aggregate less than 10% of RRsat’s issued and outstanding share capital.  In addition, Viola may terminate the agreement by written notice commencing on the first date on which David Rivel holds in the aggregate less than 2.5% of RRsat’s issued and outstanding share capital.  The agreement shall also automatically terminate upon the consummation of a liquidation event in RRsat.

Kardan Communications-Viola Shareholders Agreement.  On April 4, 2013, Viola and Kardan Communications entered into a Shareholders Agreement relating to their holdings in RRsat.  The shareholders agreement was entered into in connection with the purchase of ordinary shares by Viola from Kardan Communications and became effective on September 4, 2013.  The key terms of the shareholders agreement are as follows:

•
Voting Undertaking.  Kardan Communications agreed to vote its ordinary shares as directed by Viola except for specified related party transactions and assign its right to appoint an observer for so long as such right continues to exist, and Viola agreed to vote its ordinary shares in favor of the appointment of a designee of Kardan Communications as a director of RRsat so long as Viola continues to own at least 7% of RRsat’s shares.  In addition, Kardan Communications delivered to Viola an irrevocable proxy to vote such shares.

•
 Standstill and Right of First Offer.  Kardan Communications agreed to a standstill of its remaining ordinary shares other than between March 31, 2014 and March 10, 2016 and each party agreed to provide the other with a right of first offer with respect to the shares.

•
Allocation of Sales under Rule 144 and Registration Rights.  The parties agreed on a mechanism for allocating the amount of ordinary shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended.

•
Tag-Along.  Each shareholder was granted a right to tag along to any proposed sale of ordinary shares or other securities of RRsat by the other party.  The tag along right does not apply to sales on a stock exchange under Rule 144.

•
Bring-Along.  Following March 10, 2016, Viola can cause Kardan Communications to sell its shares in the event Viola accepts an offer to sell all of all its shares at least $8 plus annual interest of 5% to the date of sale.

Del-Ta-Rivel Shareholders Agreement.  Del-Ta Engineering and David Rivel entered into a shareholders agreement on October 5, 2006, as amended on October 26, 2006 and August 14, 2007.  Pursuant to the agreement, Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  On May 7, 2013, the agreement terminated upon the consummation of the sale of ordinary shares from David Rivel to Viola.

Del-Ta-Kardan-Rivel Shareholders Agreement.  Del-Ta Engineering, Kardan Communications and David Rivel entered into a shareholders agreement on October 5, 2006.  Pursuant to the agreement, each shareholder was granted a right to tag along to any proposed sale of ordinary shares or other securities of RRsat by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each shareholder has the right to tag along based on its pro rata share of RRsat’s ordinary shares at the time of the proposed sale.  The agreement had an initial term of three years that commenced in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties unless notifies the other of its interest in not extending.  To RRsat’s knowledge, to date, no shareholders notified the other shareholders of their interest in not extending the agreement.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder’s holdings represent less than 10% of RRsat’s outstanding share capital.  As of December 31, 2013, each of David Rivel and Kardan Communications holdings represent less than 10% of RRsat’s outstanding share capital.

Management Services Agreement.

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235,000 to Del-Ta Engineering and (ii) $163,000 to Kardan Communications.  In June 2011, the management services agreement was amended to provide that the term of the agreement shall extend until June 2014 unless terminated earlier by us or, jointly, by Del-Ta Engineering and Kardan Communications.  The payments pursuant to this agreement totaled $398,000 in each of 2011, 2012 and 2013.

David Rivel/Datacom – Services Agreement, Consulting Agreement and Finder’s Agreement

Services Agreement.  In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom Communications L.R. Ltd., or Datacom, a company controlled by David Rivel, which was amended in September 2006 and December 2011, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  The term of the agreement extended through June 30, 2012.

We also agreed to pay Mr. Rivel, following the termination of the agreement on June 30, 2012, $650,000 in consideration for a non-competition undertaking on his part, payable in installments over a period of 24 months.

Consulting Agreement and Finder’s Agreement with Datacom.  Pursuant to a consulting agreement we entered with Datacom in December 2011, as amended in September 2012, Datacom provides consulting services to RRsat, as requested and directed from time to time by the Chairman of the board of directors and Chief Executive Officer.  The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, we pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments per year, and reimburse Datacom for certain car expenses incurred by Mr. Rivel.

Pursuant to a finder’s agreement we entered with Datacom in September 2012, as amended in January 2013, Datacom is entitled to a success fee relating to new customers entering into contracts during the term of the agreement which entitles the company to receive revenue in excess of $120,000 on an annual basis.  Datacom is not entitled in any event to any fee or other compensation relating to maintaining relationships with then current customers and/or new agreements with then current customers.  The success fee will equal 5% of the actual consideration received by the company during the initial term of the relevant customer agreement.  The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.

Lior Rival and Maya Rival.  We also have employment agreements with Lior Rival, our Chief Commercial Officer, who is the son of David Rivel, and with Maya Rival, our Vice-President Procurement and Special Projects, who is the daughter of David Rivel.  These agreements can be terminated at will with a 90 days’ prior written notice, except as required by Israeli law.

Mr. Rival’s current monthly gross salary is NIS 50,000 and he is entitled to a non-refundable monthly advance bonus payment of NIS 10,000 to be offset against his annual bonus.  Through 2013, Mr. Rival is entitled to an annual bonus subject to the company reaching in the applicable year not less than 75% of budgeted annual gross profit. In such case, the annual bonus shall be calculated as follows:

•	0.33% of the company’s annual gross profit less sales and marketing expenses.

•	For any increase in the company’s annual gross profit less sales and marketing expenses compared to the prior year:

o	2.0% for the portion of any increase up to 10%.

o	2.5% of the portion of any increase that is more than 10% and up to 15%.

o	3.5% of the portion of any increase that is more than 15% and up to 20%.

o	4.5% of the portion of any increase that is more than 20%.

•	Increases to annual gross margin resulting from M&A activity which do not exceed $5 million shall be taken into account in the calculation of the bonus.

•	In the event of any increase to annual gross margin that result from M&A activity that exceed $5 million, the parties will reevaluate whether any changes are required to the bonus formula.

Ms. Rival’s current monthly gross salary is NIS 36,000 and she is entitled to a non-refundable monthly advance bonus payment of NIS 5,000 to be offset against her annual bonus.  Ms. Rival’s target bonus for 2013 was three months’ salary.  Pursuant to the company’s bonus plan, the annual bonus shall be calculated based on our financial performance and the participant’s personal performance, and in any event shall not exceed 150% of the participant’s annual target bonus.

The compensation paid to Lior Rival and Maya Rival is included in the aggregate direct compensation amount reported under Item 6 “Directors, Senior Management and Employees – Compensation.”

Registration Rights Agreement.

Our principal shareholders had the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities and we agreed to continue to use our best efforts to assist the selling shareholders in disposing of such shares.  Pursuant to this registration right agreement, in April 2012 we registered with the Securities and Exchange Commission such shares with a Registration Statement on Form F-3 (No. 333-180580).  The registration statement was declared effective by the Securities and Exchange Commission on April 10, 2012.

Chairman Services Agreement

In June 2011 we entered into a Chairman Services Agreement with a company controlled by Dr. Shlomo Shamir, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Dr. Shamir to us, his company is entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  Pursuant to its terms, the Chairman Services Agreement is currently effective until June 30, 2014, and, subject to Dr. Shamir continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.  In addition, in September 2012, we granted Dr. Shamir options to purchase 200,000 Ordinary Shares at an exercise price of $5.28, vesting over a period of 4 years.

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

Legal proceedings

We are, from time to time, subject to various asserted or unasserted legal proceedings and claims.  Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management’s attention and resources from our operations.  While management believes we have adequate insurance coverage and we accrue loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

On December 11, 2012, Marbella Equities, LLC filed a demand for arbitration against Sm2 Sports & Media Solutions, LLC and against our subsidiary, RRsat America - Global Communications Network Inc.  Marbella was seeking $300,000 due to an alleged breach of a financial services agreement between Marbella and Sm2.  On December 21, 2012, RRsat America filed a motion to dismiss the demand for arbitration filed against it because RRsat America is not party to such financial services agreement between Marbella and Sm2, and, further, RRsat America merely acquired certain assets of Sm2 but did not acquire any ownership interest in Sm2.  On May 9, 2013 Marbella, Sm2 and RRsat America signed a Settlement Agreement according to which Sm2 agreed to pay Marbella $36,000.  Following the payment by Sm2, RRsat America and Sm2 were released and forever discharged from all claims relating to the above matter.

On February 6, 2014, we filed in the District Court of Tel-Aviv-Jaffa, Israel a contractual, torts, unjust enrichment and pecuniary claim against FTV BVI (“FTV”) and Michel Adam seeking damages in the amount of NIS 15,612,064. The amount claimed is based on a breach of an agreement between FTV BVI and us. The District Court has also ordered attachments over certain rights and assets of FT, and approved an application to serve FTV and Michelle Adam with the court’s documents and decisions.  The defendants have not yet submitted a statement of defense.

Dividend policy

We distributed to our shareholders cash dividends of $4.2 million, $15.8 million and $5.0 million in 2011, 2012 and 2013, respectively.

Our board of directors adopted in November 2013 a new dividend policy in dividend policy pursuant to which, subject to applicable law and the discretion of the board of directors from time to time, we shall distribute a dividend to the shareholders at the end of each calendar quarter equal to 50% of the net income recorded in our quarterly financial statements for the quarter.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  Dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends only out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Furthermore, the distribution of dividends may be subject to Israeli withholding taxes. See Item 10.B. “Additional Information – Memorandum and articles of association – Dividends” and Item 10.E. “Additional Information – Taxation – Taxation in Israel,” respectively.

B. Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2013.

ITEM 9.          THE OFFER AND LISTING

A. Offer and listing details

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Prior to November 1, 2006, there was no public market for our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Select Market:

	High	Low

2009	$15.68	$9.50
2010	$12.50	$6.70
2011	$8.03	$3.77
2012	$6.96	$3.50
2013	$9.35	$6.45

2012
First quarter	$4.60	$3.50
Second quarter	$6.00	$4.05
Third quarter	$5.89	$4.51
Fourth quarter	$6.96	$5.31
2013
First quarter	$8.50	$6.45
Second quarter	$9.35	$7.25
Third quarter	$8.62	$6.97
Fourth quarter	$8.53	$7.41
Most recent six months

September 2013	$8.62	$6.97
October 2013	$7.93	$7.49
November 2013	$7.95	$7.50
December 2013	$8.53	$7.41
January 2014	$9.32	$8.10
February 2014	$9.39	$8.31
March 2014 (through March 5, 2014)	$9.39	$7.41

On March 5, 2014, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $9.10 per share.  According to our transfer agent, as of February 28, 2014 there were two holders of record of our ordinary shares.

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

Ordinary Shares

Our authorized share capital consists of 27,000,000 ordinary shares, par value NIS 0.01 per share.  As of February 28, 2014, we had 17,346,561 ordinary shares outstanding.

The holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.  Holders of our ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

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

Shareholders Resolutions

All resolutions at shareholders meetings will be deemed adopted if approved by the holders of a majority of the voting power represented and voting at the meeting, except for the following decisions which require a different majority:

(1)           a voluntary liquidation – a majority of 75% of the shareholders voting at the shareholders meeting is needed;

(2)           a compromise or arrangement between a company and its creditors or shareholders have to be approved by the majority in number of the persons participating in the vote (except for abstentions) together holding three quarters of the value at the vote.  In addition, these resolutions must be approved by a court;

(3)           amendment to the articles of association- a majority of 60% of the shareholders voting at the shareholders meeting is needed;

(4)           election and dismissal of an outside director – see Item 6.C. “Directors, Senior Management and Employees – Board practices – Outside directors;”

(5)           the adoption of an executive compensation policy and certain votes relating to compensation of directors and executive officers – see “—Compensation of Executive Officers and Directors; Executive Compensation Policies” below;

(6)           related party transactions – see “– Fiduciary Duties and Approval of Related Party Transactions” below;

(7)           the appointment of the chief executive officer as the Chairman of the Board of Directors – see Item 6.C. “Directors, Senior Management and Employees – Board practices – Chairman of the Board;” and

(8)           exculpation, indemnification or insurance of directors – see “—Exculpation, Indemnification and Insurance of Directors and Officers” below.

Election of Directors

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors are elected by the affirmative vote of the holders of a majority of the voting power present, in person or by proxy, at a shareholders meeting convened for that purpose, not taking into consideration any abstentions.

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

Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.  For information about our dividend policy, see Item 8.A. “Financial Information – Consolidated statements and other financial data – Dividend policy”.

Meetings of the Board of Directors

Our articles of association provides that the quorum for a meeting of the Board of Directors shall generally be a majority of directors then in office, and the required vote shall be the affirmative vote of the directors attending the meeting; provided, however, that the following matters shall require a threshold quorum of 70% of the directors then in office and a supermajority of more than 70% of the voting directors for approving the following specified matters:

•	material changes in the nature of RRsat’s business;

•	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

•	the appointment and removal of RRsat’s chief executive officer, and amendment of his/her employment terms;

•	an acquisition or investment by RRsat in excess of $30 million; and

•	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive a personal advantage for himself or herself or for others.  This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.  A violation of these requirements is deemed a breach of the director’s duty of loyalty.

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

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.”  The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Approvals.  The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise.  Our articles of association do not provide otherwise.  The transaction may not be approved if it not in our best interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient.  Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Compensation of Executive Officers and Directors; Executive Compensation Policies

In accordance with the Companies Law, we have adopted compensation policies for our executive officers and directors.  The purpose of the policies is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Companies Law.  In accordance with the Companies Law, the policies must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policies.  The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policies; or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policies does not exceed 2% of the aggregate voting rights of our company.

Under the Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors; provided, however, that if the compensation arrangement is not in compliance with our executive compensation policy, the arrangement may only be approved by the compensation committee and the board of directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director and is in compliance with our executive compensation policy, the approval of the compensation committee is sufficient.

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

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

o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action in which the office holder is found innocent, or

o	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, either:

•	the purchaser acquires more than 95% of the company’s shares or a particular class of shares and a majority of the shareholders that did not have a personal interest accepted the offer; or

•	the purchaser acquires more than 98% of the company’s shares or a particular class of shares;

then, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or 98%, as applicable, of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Articles of Association.  Our Articles of Association requires a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving specified key matters, as described above under “– Meetings of the Board of Directors”.  This special approval threshold can have an  effect of delaying, deferring or preventing a change of control.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C. Material contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location
Finder’s Agreement, dated September 24, 2012, between the registrant and Datacom Communications L.R. Ltd., as amended January 24, 2013	Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements – Consulting Agreement and Finder’s Agreement.”
Insurance, Indemnification and Exculpation Agreement, dates September 24, 2012, between the registrant and each of its directors and executive officers	Item 10.B. “Additional Information – Memorandum and articles of association – Exculpation, Indemnification and Insurance of Directors and Officers.”
Asset Purchase Agreement, dated as of November 13, 2012, by and among Sm2 Sports & Media Solutions LLC, Susanna Mandel-Mantello and RRsat America – Global Communications Network Inc.	Item 4.D. “Information on the Company – Property, plants and equipment.”
Share Purchase Agreement, dated as of September 3, 2013, by and among the registrant and Nicholas Paul Pannaman, Simon Paul Kay and Matthew James Bowman	Item 4.D. “Information on the Company – Property, plants and equipment.”

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

Corporate Tax Structure in Israel

Generally, Israeli companies were subject to corporate tax at the rate of 25% for the 2013 tax year, and are subject to corporate tax at the rate of 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income withholding at the rate of 25% on dividends that they receive from us that is not attributed to the Approved Enterprise income.  If the recipient is a significant shareholder at any time during the 12 month period preceding the distribution the applicable tax rate will be 30%This tax will be withheld at the source.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.  Under the tax treaty, dividends received by a United States company that holds at least 10% of our voting rights will be subject to reduced withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met.  Dividends paid from income attributable to an Approved Enterprise (as described below) are subject to tax, which is withheld at the source, at the rate of 15%.

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

We were granted in 2006 an “Approved Enterprise” status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).  Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions. In 2011, 2012 and 2013 the corporate tax rate was 24%, 25% and 25%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011, the Law for Encouragement of Capital Investments, 1959 (“Amendment No. 68”) was passed by the Knesset.  In accordance with the Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions and elect to be taxed pursuant to Amendment No. 68 (each, a “Preferred Enterprise”) will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 and 2014 the tax rate will be 12.5%, and from 2015 onward the tax rate will be 12%. In July 2013, the “Knesset” approved the Economic Arrangement Law for the years 2013 and 2014, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2014. According to the amendment, the uniform tax rate will be 16%.

The provisions of the new legislation shall not apply to a company already owning "Beneficiary Enterprise" or “Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company otherwise elected to implement the new legislation

We are in the process of examining our eligibility for the preferred tax rate mentioned above, and have not yet elected Preferred Enterprise tax treatment.

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

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares.  (See “Taxation in Israel” above.)

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

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Taxation of U.S. Holders

The discussion in “Distributions on Ordinary Shares” and “Dispositions of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares

General.  Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any foreign (e.g., Israeli) taxes withheld.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations.  Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.  Dividends received will be included in net investment income for purposes of the 3.8% Medicare tax applicable to certain non-corporate U.S. Holders, discussed below.

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

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate (without regard to the 3.8% Medicare tax, discussed below) of 20% or 15% depending on the specific facts of the shareholder.  Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  The IRS has determined that the United States-Israel income tax treaty is satisfactory for this purpose.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year.  We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.  However, please see the discussion under “Passive Foreign Investment Company” below.  Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date.  However, your holding period will be reduced for any period during which the risk of loss is diminished.

Moreover, a dividend will not be treated as QDI to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or if you elect to treat the dividend as “investment income” pursuant to section 163(d)(4) of the Code.  Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on ordinary shares.

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

Distributions characterized as dividends distributed by us will constitute foreign source income for foreign tax credit limitation purposes.  The foreign tax credit limitation is calculated separately with respect to specific classes of income.  For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”  Special limitations may apply if a dividend is treated as QDI (as defined above).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Dispositions of Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares.  Such gain or loss will be capital gain or loss.  Gains recognized will be included in net investment income for purposes of the 3.8% Medicare tax applicable to certain non-corporate U.S. Holders, discussed below.

If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate (without regard to the 3.8% Medicare tax, discussed below) of 20% or 15%) will apply to non-corporate U.S. Holders.  If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above.  If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.  In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

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

Default PFIC Rules under Section 1291 of the Code.  If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder owning ordinary shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

▪
any “excess distribution” paid on ordinary shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares prior to the current taxable year, if shorter); and

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “Distributions on Ordinary Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

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

If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares and any gain realized on the disposition of ordinary shares or to report your ownership of ordinary shares if the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds.

QEF Election.  We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election.  U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock.  The ordinary shares will be “marketable stock” as long as they remain listed on the NASDAQ Global Select Market and are regularly traded.  Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.

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

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

Foreign Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions. For example, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file Form 8938 with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties; and (iii) interests in foreign entities.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  In addition, a U.S. Holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ordinary shares.   U.S. Holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares” above.  In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares” above.  Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss, except as may be specified in an applicable income tax treaty.  You may also be subject to information reporting and withholding.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on, or proceeds from the disposition of, ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations.  Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We intend to post our Annual Report on Form 20-F on our website (www.rrsat.com) promptly following the filing of our Annual Report with the SEC.  The reference to our website is an inactive textual reference only and the information on, or accessible through, our website is not part of this Annual Report.

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

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at RRsat Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel.

I. Subsidiary information

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  During 2013, 63.78% of our revenues and 54.8% of our network service providers expenses were in U.S. dollars. Although our functional currency is the U.S. dollar, approximately 26.8% of our revenues in 2013 and approximately 36.4% of our network service provider’s costs in 2013 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in NIS, as well as a small portion of our agreements with customers. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  Further, if more customers or vendors will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.  In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers.  Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations. In order to reduce this exposure, we use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross profit, operating expenses and eventual cash flows.  We are exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

As of December 31, 2013, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and one brokerage firm located in the United States based on our investment policy, reviewed from time to time under the supervision of the investment committee of our board of directors, and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion, we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2013, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq’s satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania and the remainder was used for investments in infrastructure.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to ensure (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s’ rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992.  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management’s assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2013.

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

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Assia is an “audit committee financial expert” and that he is independent under the applicable SEC rules and NASDAQ Marketplace Rules.

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

	Year Ended December 31, 2012	Year Ended December 31, 2013
	(in thousands)
Audit fees	$184	$223
Audit-related fees	-
Tax fees (1)	48	$17
All other fees	-
Total	$232	$240
_______________________

(1)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.  In 2013, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy.  Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.      PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED    PURCHASERS

None.

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

See Item 3.D. “Key Information – Risk factors – Risks relating to our operations in Israel – As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, etc.,” Item 6.C. “Directors, Senior Management and Employees – Board practices”, and Item 10.B. “Additional Information – Memorandum and articles of association” for a description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F- 47 below.

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

1.3	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2013, filed on November 19, 2013).
4.1
Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein(incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.2
RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3
Amendment to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2011, filed on May 25, 2011).

4.4
Amendment No. 2 to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-8, filed on August 15, 2012).

4.5
Amendment No. 3 to RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-8, filed on September 12, 2013).

4.6
Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.7
Amendment No. 1 to Management Services Agreement, dated June 28, 2011, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew) (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012).

4.8	Consulting Agreement, dated December 29, 2011, between the Registrant and Datacom Communications L.R. Ltd., as amended September 24, 2012.
4.9	Finder’s Agreement, dated as of January 23, 2013, between the Registrant and Datacom Communications L.R. Ltd.
4.10
Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2012, filed on August 21, 2012).

4.11
Special License to Render Telecommunication Services, Amendment No. 3, issued to the Registrant on October 29, 2008 by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.12
Purchase and Sale Agreement, dated February 13, 2008, between Skynet Satellite Corporation and RRsat Global Communications Inc.(incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.13
Special License to Render Telecommunication Services, Amendment No. 4, issued to the Registrant on June 25, 2009 by the Israeli Ministry of Communications (translated from Hebrew)(incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).

4.14
Space Segment Access Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.15
Network Services Distribution Agreement, dated March 30, 2009, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed on March 18, 2010).+

4.16
Special License to Render Telecommunication Services, Amendment No. 5, issued to the registrant on January 12, 2011, by the Israeli Ministry of Communications (translated from Hebrew) (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).

4.17
Amendment to Network Services Distribution Agreement, dated March 23, 2010, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.18
Unprotected Lease Agreement, dated March 28, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (translated from Hebrew) (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.19
Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (Translated from Hebrew) (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.20
Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp. Limited and the Registrant (English summary of Hebrew original) (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 24, 2009).

4.21
Asset Purchase Agreement, dated as of November 13, 2012, by and among Sm2 Sports & Media Solutions LLC, Susanna Mandel-Mantello and RRsat America – Global Communications Network Inc. (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on March 11, 2013).

4.22	Share Purchase Agreement, dated as of September 3, 2013, by and among the registrant and Nicholas Paul Pannaman, Simon Paul Kay and Matthew James Bowman.
4.23	RRsat Global Communications Network Ltd.’s Executive Compensation Policy (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2013, filed on November 19, 2013).

4.24	RRsat Global Communications Network Ltd.’s Directors Compensation Policy (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2013, filed on November 19, 2013).
8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1 13.2
Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.
101. INS	XBRL Instance Document++
101.SCH	XBRL Taxonomy Extension Schema Document++
101.CAL	XBRL Taxonomy Calculation Linkbase Document++
101.LAB	XBRL Taxonomy Label Linkbase Document++
101.PRE	XBRL Taxonomy Presentation Linkbase Document++
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document++

+	Confidential treatment granted by the SEC as to certain portions.

++
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

RRSat Global Communications Network Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2013

Index to the Consolidated Financial Statements as of December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RRsat Global Communications Network Ltd.

We have audited the accompanying consolidated balance sheets of RRsat Global Communications Network Ltd. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 19, 2014

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Balance Sheets

In thousands, except share data

		December 31	December 31
	Note	2012	2013
Current assets
Cash and cash equivalents	1F;2	$12,133	$14,165
Marketable securities and short term investments	1G:3	14,224	9,998
Accounts receivable (net of provision for doubtful accounts)	1H	20,898	20,731
Other receivable	4, 18	1,054	2,163
Deferred taxes	14, 1P	2,146	2,095
Prepaid expenses		2,445	2,868

Total current assets		52,900	52,020

Long-term prepaid expenses	5	2,924	3,045
Long-term land lease prepaid expenses	10D	7,563	7,469
Assets held for employee severance payments	1I	1,845	2,120
Fixed assets, net	1J; 6	42,671	46,444
Goodwill	1K	4,892	11,277
Intangible assets, at cost, less accumulated amortization	1L;15	472	6,203

Total long term assets		60,367	76,558

Total assets		$113,267	$128,578

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Balance Sheets (cont’d)

		December 31	December 31
	Note	2012	2013
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade		$9,816	$17,181
Other	7	5,322	4,815
Deferred income	1Q;8	9,398	6,037

Total current liabilities		24,536	28,033

Long-term liabilities
Deferred income	1Q;8	6,257	9,076
Liability in respect of employee severance payments and others	1R;9	2,323	2,854
Contingent consideration in respect of acquisition	13	-	3,820
Deferred taxes	1P;14	2,200	4,312

Total long-term liabilities		10,780	20,062

Total liabilities		35,316	48,095

Commitments, contingent liabilities and liens	10

Shareholders’ equity	11
Share capital
Ordinary share NIS 0.01 par value each (27,000,000
authorized as of December 31, 2013 and 20,000,000 authorized as of December 31,
2012, 17,346,561 shares issued and fully paid as of
December 31, 2013 and December 31, 2012)		40	40
Additional paid in capital		53,312	53,879
Retained earnings		24,231	25,723
Accumulated other comprehensive income		368	841

Total shareholders’ equity		77,951	80,483

Total liabilities and shareholders’ equity		$113,267	$128,578

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Operations

In thousands, except share and per share data

		Year ended December 31
	Note	2011	2012	2013
Revenues	1D ;12	$112,920	$113,400	$121,795

Cost of revenues		86,939	86,253	92,313

Gross income		25,981	27,147	29,482

Operating expenses

Sales and marketing		7,067	7,388	9,517

General and administrative		10,130	10,106	12,003

Total operating expenses		17,197	17,494	21,520

Operating income		8,784	9,653	7,962

Financial income (expenses), net		(2,471)	1,521	(153)

Income before taxes on income		6,313	11,174	7,809

Income taxes	1P; 14	1,978	2,884	1,287

Net income		$4,335	$8,290	$6,522

Income per ordinary share	1O

Basic income
per ordinary share	0.25	0.48	0.38

Diluted income
per ordinary share	0.25	0.48	0.37

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,346,561	17,346,561	17,571,188

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income

In thousands, except share data

	Year ended December 31
	2011	2012	2013
Net income	$4,335	$8,290	$6,522

Other comprehensive income, net of tax:

Foreign currency translation adjustments	-	-	170
Unrealized change in investment securities,	(40)	150	(58)
net of tax effect $15, $50,$20, respectively
Reclassification adjustments for losses (profit)
of investment securities, net of tax effect of $15, $23,$21, respectively	46	69	(66)

Cash flow hedging derivatives, net of tax
effect of $0, $86,$374, respectively	-	259	1,060
Reclassification adjustments for loss (income)
of hedging derivatives, net of tax effect of $0, $13,$228,
respectively	-	(40)	(633)

Total other comprehensive income net of tax	6	438	473

Total comprehensive income	$4,341	$8,728	$6,995

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	income	Total
Balance as of January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

Change during 2011
Stock-based compensation	-	-	117	-	-	117
Dividend paid	-	-	-	(4,163)	-	(4,163)
Net income	-	-	-	4,335	-	4,335
Other comprehensive income	-	-	-	-	6	6

Balance as of
December 31, 2011	17,346,561	$40	$53,010	$31,727	$(70)	$84,707

Change during 2012
Stock-based compensation	-	-	302	-	-	302
Dividend paid	-	-	-	(15,786)	-	(15,786)
Net income	-	-	-	8,290	-	8,290
Other comprehensive income	-	-	-	-	438	438

Balance as at
December 31, 2012	17,346,561	$40	$53,312	$24,231	$368	$77,951

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	income	Total

Balance as of
January 1, 2013	17,346,561	$40	$53,312	$24,231	$368	$77,951

Change during 2013
Stock-based compensation	-	-	567	-	-	567
Dividend paid $0.29 per share	-	-	-	(5,030)	-	(5,030)
Net income	-	-	-	6,522	-	6,522
Other comprehensive income	-	-	-	-	473	473

Balance as of
December 31, 2013	17,346,561	$40	$53,879	$25,723	$841	$80,483

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2011	2012	2013
Cash flows from operating activities
Net income	$4,335	$8,290	$6,522
Adjustments required to reconcile net
income to net cash provided by
operating activities

Depreciation and amortization	8,477	8,883	9,280
Non cash stock-based compensation expenses	117	302	567
Provision for doubtful accounts	2,217	2,895	2,436
Deferred taxes	248	692	678
Discount accretion and premium
amortization of available-for-sale
securities, net	(386)	(587)	(226)
Loss (income) on sales of available-for-
sale securities	61	92	(87)

Changes in liability in respect of
employee severance payments and others	19	111	340

Changes in fair value of derivatives	2,130	(1,227)	110
Profit (loss) from trading securities, net	159	(58)	(50)

Changes in operating assets and liabilities, net of acquisition:

Decrease (increase) in account receivable
- trade	(1,759)	(4,391)	(1,028)
Decrease (increase) in account receivable
- other	626	177	(451)
Decrease (increase) in prepaid expenses	(78)	(222)	14
Decrease (increase) in long-term prepaid
expenses	158	(441)	(880)
Increase in account payables	17	1,700	4,618
Decrease in deferred income	(96)	(324)	(542)

Net cash provided by operating activities	$16,245	$15,892	$21,301

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (cont’d)

In thousands

	Year ended December 31
	2011	2012	2013
Cash flows from investing activities
Investment in fixed assets	$(14,657)	$(6,575)	$(10,904)
Business combination (note13)	-	(1,218)	(7,875)
Investment in long term land lease prepaid
expenses	(27)	(17)	-
Decrease (increase) in short-term
investments, net	-	(1,339)	1,339
Investments in securities available-for-sale	(8,005)	(4,946)	(3,912)
Decrease in trading securities, net	(231)	1,512	(358)
Proceeds from sale of fixed assets	29	8	7
Proceeds from securities available- for -sale	12,161	10,159	7,355
Net cash used in investing
activities	(10,730)	(2,416)	(14,348)

Cash flows from financing activities
Dividend paid	(4,163)	(15,786)	(5,030)
Net cash used in financing activities	(4,163)	(15,786)	(5,030)

Effect of translation adjustments	-	-	109
Increase (decrease) in cash and cash
equivalents	1,352	(2,310)	2,032
Balance of cash and cash equivalents
at beginning of year	13,091	14,443	12,133
Balance of cash and cash equivalents
at end of year	$14,443	$12,133	$14,165

A Non-cash transactions

Investment in fixed assets	1,293	37	255

B Supplementary cash flow information

Income taxes paid, net	1,694	1,218	1,755

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

C.	Business combination

	Year ended December 31
	2011	2012	2013
Working capital, net	-	$(479)	$(602)
Fixed assets	-	411	1,350
Customer relationship	-	127	6,154
Goodwill	-	1,159	6,385
Liability in respect of employee severance
payments and others	-	-	(221)
Contingent consideration in respect	-	-
of acquisition			(3,820)
Long term deferred taxes	-	-	(1,371)

Net cash paid	-	$1,218	$7,875

These preliminary estimates are subject to change during the measurement period (up to one year from the acquisition date) as the company finalize the valuation of certain assets acquired and liabilities assumed in connection with the acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies

A.	General

RRsat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, digital media services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

On April 4, 2013, Viola Group, a private equity investment group, entered into a series of agreements to acquire approximately 13% of the Company's shares from Kardan Communications Ltd (hereinafter: Kardan) and approximately 7% of the Company's shares from David Rivel, the Company’s founder, director and former Chief Executive Officer.

On May 7, 2013, Viola Group and David Rivel consummated the transactions between the parties and Viola Group acquired approximately 7% of the Company’s shares. Following the consummation of the transaction, David Rivel continues to own approximately 5% of the Company's shares.

On September 10, 2013, Viola Group and Kardan consummated the transactions between the parties and Viola Group acquired approximately 13% of Company’s shares. Following the consummation of the transaction, Kardan continues to own approximately 11% of Company’s shares.

In connection with the transactions, Viola Group has also entered into shareholders agreements with each of Kardan, David Rivel and Del-Ta Engineering Equipment Ltd., the holder of approximately 39% of the Company’s shares.

The Company is not a party to the agreements and is not issuing Viola Group any new shares in the transactions.

B.	Principle of Consolidation

The accompanying consolidated financial statements include the accounts of RRsat Global Communications Network Ltd. and its owned subsidiaries (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

C.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

D.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; impairment of reporting units containing goodwill; allocation of fair value of assets and liabilities in acquisitions; allowances for doubtful accounts; the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

E.	Functional and reporting currency

The currency of the primary economic environment in which the Company operations are conducted is the U.S. dollar. Therefore Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

F.	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with original maturity of three months or less from the date of investment.

G.	Marketable securities and short-term investments

Marketable securities at December 31, 2013 and 2012 consist of corporate debentures, corporate shares, government debentures, mutual funds, and treasury notes. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity and its equity securities are classified as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

G.	Marketable securities and short-term investments (cont’d)

Premiums and discounts on debt securities are amortized or accreted over the life of the related held to maturity or available for sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the “Financial income (expenses), net” line item in the consolidated statements of operations. Dividend and interest income are recognized when earned.

The Company’s consolidated statements of operations reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available for sale (AFS) that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (AOCI). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Company’s cash flow projections using its base assumptions.

A decline in the market value of AFS security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

H.	Provision for doubtful accounts

The consolidated financial statements include general and specific provisions for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from accounts receivable for which the collection is not reasonably probable.  Doubtful  debts, which according to Company’s management assessment are unlikely to be collected, are written-off  from the Company’s books, based on a management resolution.  Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivable balance, an evaluation of the security received from them and past experience. The changes in the provision during the year:

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

H.	Provision for doubtful accounts (cont’d)

	2011	2012	2013
Opening balance	$5,641	$6,892	$7,580
Additions during the year	2,217	2,895	2,436
Deductions during the year	(966)	(2,207)	(3,078)

Closing balance	$6,892	$7,580	$6,938

I.	Assets held for employees’ severance benefits

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

J.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation is calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%
Buildings	2-5
Communication equipment	10-15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are depreciated over the
shorter of the underlying lease or 10 years.

K.	Goodwill

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

K.	Goodwill (cont’d)

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

The goodwill recorded in the acquisition from Bezeq represents future synergy in the Company’s digital media services resulting from the use of the Emeq Haela facility for expanding its business.

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

On September 3, 2013, the Company acquired all the issued share capital of TVP Group Ltd., a UK company and the sole shareholder of JCA Ltd., a London-based provider on content management services, for an aggregate purchase price of $9.0 million and deferred payment of up to $5.5 million payable three years after the closing subject to achievement of defined business results. $6,385 was allocated to goodwill.

The goodwill recorded in the acquisition from TVP group represents future synergy in the Company’s digital media services.

No impairment loss was recognized in 2013 and 2012.

L.	Intangible assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

Amortization
percentage
Amortizable intangible assets:
Franchise agreement	18-33
Brand name	18.2
Customer relationship	8.3-33
Licenses	10

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2013 and 2012.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

M.	Impairment of long-lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, long lived assets, such as fixed assets, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

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

The Company recognizes the cost of awards with graded vesting based on a straight- line method, and of awards with conditional vesting on market performance conditions based on graded method.

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

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2011	2012	2013
The number of shares used in per share computation
Weighted average number of ordinary shares
outstanding used in basic income per
ordinary share calculation	17,346,561	17,346,561	17,346,561
Add assumed exercise of outstanding dilutive
potential ordinary shares	-	-	224,627

Weighted average number of ordinary shares
outstanding used in diluted income per
ordinary share calculation	17,346,561	17,346,561	17,571,188

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

P.	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely than not, the Company will not be able to realize their benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets and liabilities are classified as current or noncurrent items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

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

R.	Liability in respect of employee’s severance payments

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

S.	Derivative instruments and hedging activities

The Company uses financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of the Company's foreign currency hedging program is to manage the effect of exchange rate fluctuations on its gross profit, operating expenses and eventual cash flows. The Company accounts for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires that all derivatives instruments be recorded on the balance sheet as either assets or liabilities at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

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

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is redesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

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

Gains or losses resulting from changes in the spot rate on the hedging instrument are recognized in other comprehensive income. Changes attributed to changes in the time value will be recognized in finance costs. Upon expenses recognition, the associated gains or losses that were recognized in other comprehensive income shall be reclassified from equity to cost of goods sold in the profit or loss report.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

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

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of generally requiring collateral from its customers to secure accounts receivable.

The Company maintains an allowance for potential credit losses based upon expected collectability of all accounts receivable.

The Company is exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

For the years ended December 31, 2013, 2012 and 2011 no customer accounts for more than 10% of total revenues.

U.	Fair value measurement

The company adopted ASC Topic 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

V.	Recently issued accounting standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company implement the provisions of ASU 2011-11 as of January 1, 2013.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

V.	Recently issued accounting standards (cont’d)

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.  In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 does not change the requirements for reporting net income or other comprehensive income in financial statements.  The new standard is effective for reporting periods beginning after December 15, 2013.  The Company will implement the provisions of ASU 2013-02 as of January 1, 2014. The changes described have no material impact on the financial statements.

Note 2 – Cash and Cash Equivalents

	December 31	December 31
	2012	2013
Denominated in U.S. dollars	$9,157	$9,235
Denominated in Euro	2,500	3,628
Denominated in NIS	468	459
Other	8	843

	$12,133	$14,165

Note 3 – Marketable Securities and Short-term Investments

A.

	December 31 2012	December 31 2013
Trading	$213	$622
Available-for-sale	12,672	9,376
Short-term investments	1,339	-

	$14,224	$9,998

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Marketable Securities and Short-term Investments (cont’d)

B.	The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available for sale by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	gains (losses)	Fair value
As of December 31, 2013
Available-for-sale:
Corporate debentures	8,931	79	(57)	8,953
Governmental debentures	413	10	-	423

	$9,344	$89	$(57)	$9,376
As of December 31, 2012
Available-for-sale:
Corporate debentures	10,868	163	(17)	11,014
Governmental debentures	1,607	51	-	1,658

	$12,475	$214	$(17)	$12,672

C.	Available-for-sale securities are classified as short-term marketable securities on the Company balance sheet.

As of December 31, 2013, the Company’s available-for-sale securities had the following maturity dates:

Market
value
Within one year	$1,769
1 to 2 years	7,406
2 to 3 years	201

$9,376

D.
Proceeds from the sale of marketable securities available for sale were $7,355 in 2013 (2012- $10,159); gross realized gains included in interest and marketable securities loss in 2013 were $87 (2012-gross realized gains of $92).

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Marketable Securities and Short-term Investments (cont’d)

E.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

	Total (all less than 12 months)
	Unrealized
	losses	Fair value
At December 31, 2013
Available-for-sale:
Corporate debentures	$(57)	$4,319
	$(57)	$4,319

	Total (all less than 12 months)
	Unrealized
	losses	Fair value
At December 31, 2012
Available-for-sale:
Corporate debentures	$(17)	$2,918
	$(17)	$2,918

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the company have no plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

F.
The Company also maintains a $622 portfolio of investment securities classified as trading (December 31, 2012 $213). Net realized gains on trading securities during the year ended December 31 2013 were $0 (Net realized gains (losses) for 2012 and 2011 $49 and ($174), respectively), and are included in interest and marketable securities income. Net unrealized gains on trading securities held at year end and included in interest and marketable securities income for 2013 were $50 (Net unrealized gains for 2012 and 2011 $10 and $18, respectively).

Note 4 – Other Receivables

	December 31	December 31
	2012	2013
Government institutions	$414	$1,201
Derivatives	292	713
Other	348	249

	$1,054	$2,163

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 5 – Long-term Prepaid Expenses

	December 31	December 31
	2012	2013
Long-term deposits (1)	$109	$89
Prepaid expenses (2)	2,815	2,956

	$2,924	$3,045

(1)	Deposits in respect of operating leases of motor vehicles.
(2)	Mainly prepaid expenses for the last one to three months of long-term service agreements with suppliers.

Note 6 – Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31	December 31
	2012	2013
Land	$379	$379
Building	13,754	13,754
Communications equipment	57,667	70,528
Office furniture and equipment	6,472	8,105
Motor vehicles	822	852
Leasehold improvements	6,023	8,665
	85,117	102,283
Accumulated depreciation and amortization	42,446	55,839

Fixed assets, net	$42,671	$46,444

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 are $8,072, $8,549 and $8,762, respectively.

Note 7 – Accounts Payable – Other

	December 31	December 31
	2012	2013
Liabilities regarding employees	$1,563	$2,273
Government institutions	1,544	270
Accrued expenses	1,609	1,585
Related parties	-	154
Other	606	533
	$5,322	$4,815

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 8 – Deferred Income

Deferred income represents advance payments approximating the last one to three months of long-term service agreements with customers

The service agreements with customers are for various periods the last of which ends in 2027.

Note 9 – Liability in Respect of Employees Severance Payments

A.
Under Israeli law and labor agreements, the Company is required to make severance payments to retired or terminated employees and to employees leaving employment in certain other circumstances. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially funded by amounts deposited with severance pay funds and insurance companies which are included in noncurrent assets.

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

Note 10 – Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities and car leasing that are accounted for as operating leases, the last of which will end by December 31, 2017, certain of   which have extension options. In addition, the Company is engaged in long-term operating network contracts, the last of which will end by September 2019. The annual payments the Company is committed to pay over the next  five years and thereafter, as of December 31, 2013, are as follows:

	Operating Facility Leases	Operating Car Leases	Operating Network Leases	Total

2014	746	661	43,532	44,939
2015	614	539	58,078	59,230
2016	250	76	24,004	24,330
2017	-	-	591	591
2018 and there after	-	-	-	-

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2012	2013
Guarantees provided by the banks to
third parties	2,426	2,800

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

C.
The Company has two lines of credit provided to it by Bank Igud (approximately $2.8 million) and Bank Leumi (approximately $2.0 million). From time to time the Company uses its lines of credit to provide guarantees required under its long term contracts with its suppliers. The Banks are allowed to cancel or change the line of credit with a prior notice.

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

E.	The Planning and Building Law requires that the Company receive a permit for each facility, antenna and/or building.

When the Company acquired Emek Ha'ela teleport site there were building permits for part of the buildings and antennas. Following the acquisition, the Company issued a construction permit for a number of antennas that were approved by the local committee. At the same time the local committee asked us to submit a detailed plan for the Emek Ha'ela teleport site which will include the existing and planned construction (including Antennas) for a period of twenty years. The Company prepared the plans and coordinated it with the relevant authorities, and submitted for approval. The plan is currently pending approval. Following the approval, the company will be able to submit building permits to the existing and future planned facilities, antennas and/or buildings or land  in Emek Ha'ela teleport site.

F.
On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company (hereinafter "Mr. Rivel's company") regarding his compensation for management services. On November 28, 2011 the Company announced that its Chief Executive Officer, Mr. David Rivel, would retire on June 30, 2012. Mr. Rivel’s previous contract with the Company, which was expired on December 31, 2011, was extended until June 30, 2012 to ensure a seamless transition. During this period Mr. Rivel assisted the Company’s Board of Directors in selecting and appointing a new CEO. After said date, Mr. Rivel remained as an advisor to the Company and a member of the Company’s Board of Directors. The Company has also agreed with Mr. Rivel that following the expiration or termination of the agreement with Mr. Rivel's company during 2012 for any reason other than as a result of Mr. Rivel's death, the Company will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 to be paid on a quarterly basis. In December 2011, the Company entered into a consulting agreement with Mr. Rivel's company, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as the Company's Chief Executive Officer on June 30, 2012, the Company may continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Mr. Rivel's company will provide consulting services to the Company, as requested and directed from time to time by the company's Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, the Company will pay  Mr. Rivel's company an annual fee of $60 plus VAT, payable in four equal quarterly installments per year, and reimburse Mr. Rivel's company for certain car expenses incurred by Mr. Rivel not to exceed NIS 17.5 plus VAT per month until February 2013.

G.
On December 11, 2012, Marbella Equities, LLC ("Marbella") filed a demand for arbitration against Sm2 Sports & Media Solutions, LLC ("Sm2") and against the Company's subsidiary, RRsat America - Global Communications Network Inc. ("RRsat America"). Marbella is seeking $300 due to an alleged breach of a financial services agreement between Marbella and Sm2. On December 21, 2012, RRsat America filed a motion to dismiss the demand for arbitration filed against it because RRsat America is not party to such financial services agreement between Marbella and Sm2, and, further, RRsat America merely acquired certain assets of Sm2 but did not acquire any ownership interest in Sm2.  On May 9, 2013 Marbella, Sm2 and RRsat America signed a settlement agreement according to which Sm2 paid Marbella an immaterial amount.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 11 – Share Capital (cont’d)

B.	Dividend

On November 11, 2013 the Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law and the discretion of the Board of Directors from time to time, it shall distribute a dividend to the shareholders at the end of each calendar quarter equal to 50% of the net income recorded in the Company’s quarterly financial statements for the quarter.

C.	Employee stock options

The Company’s 2006 Israel Equity Incentive Plan

Under the Company's 2006 Israel Equity Incentive Plan (the "Plan"), the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase the Company's ordinary shares under Section 102 which provides certain tax benefits in connection with share-based compensation to employees, officers and  directors. The Company's may also grant other persons awards under its equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102.   The Plan permits the issuance of up to 1,458,392 shares of common stock.

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

The vesting period for the directors is in three equal installments during the three years from the grant date. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The following table summarizes the activity under the Plan for the indicated periods:

Available
for grant

Balance as of January 1, 2012	$478
Options forfeited	260
Option pool increase	520
Options granted	(1,005)

Balance as of December 31, 2012	252
Options forfeited	47
Option pool increase	200
Options granted	(395)

Balance as of December 31, 2013	$104

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 11 – Share Capital (cont’d)

C.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

The following table summarizes the company’s stock option activity under the Plan (in thousands, except weighted average exercise price):

	Years ended December 31
	2011		2012		2013
		Weighted-		Weighted-		Weighted-
		average		average		average
	Shares	exercise	Shares	exercise	Shares	exercise
	option	price	option	price	option	Price
Balance at beginning
of year	15	$12.50	275	$7.18	1,020	$4.87
Grants	260	6.87	1,005	4.76	395	7.47
Forfeited	-	-	(260)	6.87	(47)	7.88

Balance at end of year	275	7.18	1,020	4.87	1,368	5.30

Exercisable at end
of year	5	$12.50	10	$12.50	-	-

Weighted-average of fair value of options granted during 2013 $2.26.

The following table summarizes the Company’s stock option activity under the Plan (in thousands, except weighted average exercise price and weighted average remaining contractual life):

	Options Outstanding
		Weighted
		average	Weighted		Weighted
		remaining	average		Average
	Number	contractual	exercise	Number	Exercise
Range of Exercise Price	outstanding	life (years)	price	Exercisable	price
$5.22-$6.85	1,070	5.68	4.6	-	-
$7.74-$8.03	298	6.64	7.78	-	-

The Company estimates the fair value of stock options using a Black-Scholes valuation model. The fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 11 – Share Capital (cont’d)

C.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

	Year ended December 31
	2011	2012	2013
Expected stock price volatility	49.9%	42%-48.4%	34.27%-47.98%
Risk-free interest rate	1.2%	0.5%-1.2%	0.57%-1.99%
Dividend yield	3.4%	6.5%-8.1%	6.5%
Expected life of options (in years)	5	5	5

The following summarizes the allocation of stock-based compensation charge for the options and restricted share units granted:

	Year ended December 31
	2011	2012	2013
Cost of revenues	-	$17	$33
Sales and marketing	-	25	81
General and administrative	117	260	453

	$117	$302	$567
Tax benefit recognized in respect
of stock-based compensation
expenses	$27	-	-

Note 12 – Segment Results

ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of ASC 280-10 and is consistent with how business results are reported to the chief operating decision maker.

The Companys' segments are strategic business units that offer different  services to different industries and are managed accordingly. As a result of the acquisitions of the 711 business unit in November 2008 (see note 1J), the Company presents two operating segments. The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Digital media services to television and radio broadcasting industries (hereinafter- Digital media services), and (2) Mobile satellite communications services (hereinafter- Mobile satellite communication services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 12 – Segment Results (cont’d)

The Company’s CODM (Chief Operating Decision Maker) does not review segment assets information in order to assess each segment performance. Furthermore, asset information is monitored at the corporate level and reported to the CODM on a total company basis versus a segment basis.

The following tables show components of results of operations by segment:

Year ended December 31, 2013

	Mobile
	satellite	Digital
	communication	media
	services	services	Total
Total revenue	$11,038	$110,757	$121,795

Gross profit	1,952	27,530	29,482

Sales and marketing			9,517
General and administrative			12,003

Operating income			7,962

Financial expenses, net			(153)

Income before taxes on income			7,809

Depreciation and amortization	$532	$8,748	$9,280

Year ended December 31, 2012

	Mobile
	satellite	Digital
	communication	media
	services	services	Total
Total revenue	$8,956	$104,444	$113,400

Gross profit	1,587	25,560	27,147

Sales and marketing			7,388
General and administrative			10,106

Operating income			9,653

Financial expenses, net			1,521

Income before taxes on income			11,174

Depreciation and amortization	$536	$8,347	$8,883

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 12 – Segment Results (cont’d)

Year ended December 31, 2011

	Mobile
	satellite	Digital
	communication	media
	services	services	Total
Total revenue	$8,334	$104,586	$112,920

Gross profit	384	25,597	25,981

Sales and marketing			7,067
General and administrative			10,130

Operating income			8,784

Financial expenses, net			(2,471)

Income before taxes on income			6,313

Depreciation and amortization	$506	$7,971	$8,477

Revenue is attributed to geographic region based on the location of the customers.

Revenues and long lived assets by geographic areas:

	Year ended December 31
	2011	2012	2013
Revenues:
North America	$31,763	$32,844	$35,520
Europe	48,181	48,325	49,962
Asia	9,537	10,578	13,655
Israel	9,884	8,908	9,165
Middle East (other than Israel)	11,900	10,006	8,964
Rest of the world	1,655	2,739	4,529

Total	$112,920	$113,400	$121,795

	Year ended December 31
	2012	2013
Long-lived assets:

Israel	41,529	$43,448
North America	6,506	6,808
Europe	-	13,668
Total	48,035	$63,924

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 13 – Acquisition

On September 3, 2013, the Company acquired all the issued share capital of TVP Group Ltd., a UK company and the sole shareholder of JCA Ltd., a London-based provider on content management services, for an aggregate purchase price of $9.0 million and contingent consideration of up to $5.5 million payable three years after the closing subject to achievement of defined business results. The allocation of purchase price was estimated by the company with assistance of an external international expert in finance.

The following table summarizes the consideration paid for TVP and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$9,000
Contingent consideration arrangement	3,820
Fair value of total consideration transferred	12,820
Acquisition related costs included in G&A	900
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	2,621
Property and equipment	1,350
Intangible assets	6,154
Current liabilities	(2,097)
Long term deferred taxes	(1,355)
Long-term debt	(238)
Total identifiable net assets assumed	6,435
Goodwill	6,385
Total	$12,820

The fair value of the current assets acquired includes trade receivables with a fair value of $1,183.

The fair value of the acquired intangible assets of $6,154 is provisional pending receipt of the final valuation report for those assets from a third party valuation expert. The acquired intangible asset, which related to the customer relation that valuated according to the income approach , is being amortized, have a weighted average useful life of approximately 10.33 years. Goodwill is not deductible (also for tax purposes) and impairment is tested at least annually.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income

A.	Income tax expense included in the statement of operations

	Year ended December 31
	2011	2012	2013
Current taxes	$1,661	$2,192	$1,218
Taxes in respect to previous years	67	-	(609)
Deferred taxes	250	692	678
Income tax expense*	$1,978	$2,884	$1,287

*	Most of the Company's taxes are calculated based on Israeli tax law except for taxes of the US ,UK, Luxembourg and Cyprus subsidiaries that are calculated based on relevant local tax laws.

B.
In December 2011 the Knesset passed an amendment to tax laws according to which, among other, from 2012 onward the corporate income tax rate will be 25%. Current and deferred tax balances as of December 31, 2011 and 2012 are calculated in accordance with the new tax rates provided in the according to the recent legislative change. On July 30, 2013 the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) – 2013. As part of the legislative Company Tax was increased to 26.5% as from January 1, 2014.

C.	Taxation of the subsidiary

At December 31, 2013, the Company’s US subsidiary had loss carry forwards in the amount of $390.

As of December 31, 2013, the Company has not provided deferred income taxes or foreign withholding taxes on temporary differences of approximately $2,470 resulting from earnings for certain non-Israeli subsidiaries which are permanently reinvested outside the Israel. The unrecognized deferred tax liability associated with these temporary differences was approximately $690 at December 31,2013. The company might incur such taxes upon distribution of earnings from these subsidiaries or upon disposition of their shares.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

D.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2011	2012	2013
Income (loss) before income taxes:
Israel	$5,703	$10,473	$7,598
Foreign jurisdiction	610	701	211
	6,313	11,174	7,809

Income tax expense (benefit):
Current taxes:
Israel	2,074	2,162	1,155
Foreign jurisdiction	(413)	30	63
	1,661	2,192	1,218

Tax expense (benefit) in respect to
previous years:
Israel	(358)	-	(660)
Foreign jurisdiction	425	-	51
	67	-	(609)

Deferred taxes:
Israel	(366)	421	689
Foreign jurisdiction	616	271	(11)
	250	692	678

Total	$1,978	$2,884	$1,287

E.
Deferred tax balances at December 31, 2013 calculated in accordance with the new tax rate as provided by law to correct the tax burden, depending on the expected tax rate at the time of reversal. Effect of the change in tax rate on the financial statements at December 31, 2013 reflected an increase in deferred tax balances in the amount of $18. The adjustment of the deferred tax balances would have been recognized against deferred tax income in the amount of $15 and against increase in equity in the amount of $3.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

F.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2011	2012	2013

Statutory tax rate	24%	25%	25%

Income before taxes on income as reported
In the statement of operations	$6,313	$11,174	$7,809

Computed “expected” tax expense	1,515	2,794	1,952

Non-deductible expenses	29	151	518
Tax adjustment in respect of different tax rate
for foreign subsidiaries	97	132	35
Taxes in respect to previous years	67	-	(609)
Influence of change in tax rate on DTA	127	-	15
Valuation allowance	(478)	(183)	63
Differences in basis of measurements for
financial reporting and tax return purposes	711	24	(650)
Utilize tax losses from prior years	(8)	(2)	-
Other differences, net	(82)	(32)	(37)

	$1,978	$2,884	$1,287

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

G.	Deferred taxes

As of December 31, 2012 and 2013, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	Year ended December 31
	2012	2013
Deferred tax assets:

Provision for doubtful debts	$1,893	$1,839
Vacation pay accruals	151	267
Stock-based compensation	238	-
Capital loss carryforward	59	122
Net operating loss carryforwards	-	173
Severance pay fund	43	24

Total gross deferred tax assets	2,384	2,425

Less valuation allowance	(59)	(122)

Deferred tax assets, net	2,325	2,303
Deferred tax liabilities:
Marketable securities	(49)	(8)
Fixed assets	(1,855)	(2,445)
Customer relations	-	(1,310)
Foreign currency derivatives	(14)	(120)
Cash flow hedging derivatives	(73)	(55)
Goodwill	(388)	(582)

Total gross deferred tax liabilities	(2,379)	(4,520)

Net deferred tax asset (liability)	$(54)	$(2,217)

The net change in valuation allowance for the year ended December 31, 2013 was an increase of $63 and for the year ended December 31, 2012 there was a decrease of $183.

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

G.	Deferred taxes (cont’d)

Based upon the scheduled reversal of taxable temporary differences over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

H.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2012	2013

Balance at January 1	$1,172	$1,394	$1,521
Increase related to prior year tax positions	116	-	-
Decrease related to statute expiration	-	-	(599)
Increase related to current year tax positions	106	127	108

Balance at December 31	$1,394	$1,521	$1,030

The unrecognized tax benefits at December 31, 2011, 2012 and 2013 were $1,394, $1,521 and $1,030 respectively, if recognized, would affect the effective tax rate of the Company.

The Company and its subsidiaries files income tax returns in Israel, Cyprus and USA. As of December 31, 2013, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2009 through 2012 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2007 through 2012. During 2013 the years 2005 until 2008 lapsed of the statute of limitations. The company believes that it is reasonably possible that approximately $143 of its currently remaining unrecognized tax position, each of which are individually insignificant, may be recognized by the end of 2014 as a result of a lapse of the statute of limitations.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 15 – Intangible assets, at cost, less accumulated amortization

Acquired intangible assets

	December 31, 2013
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Franchise agreement	$857	0.3 yrs	$(815)	$42
Brand name	274	0.3 yrs	(258)	16
Customer relations	6,562	10 yrs	(486)	6,076
Licenses	147	4.6 yrs	(78)	69

Total	$7,840		$(1,637)	$6,203

	December 31, 2012
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Franchise agreement	$857	1.3 yrs	$(689)	$168
Brand name	274	1.3 yrs	(208)	66
Customer relations	408	4.1 yrs	(253)	155
Licenses	147	5.6 yrs	(64)	83

Total	$1,686		$(1,214)	$472

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 15 – Intangible assets, at cost, less accumulated amortization (cont’d)

The expected intangible assets amortization expenses for each of the next five years and thereafter is as follows:

2014	$686
2015	621
2016	621
2017	621
2018 and thereafter	3,654
$6,203

Aggregate amortization expense for amortizing intangible assets was $311, $241 and $424 for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 16 – Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2011	2012	2013
Revenues from sales and services (C)	$1,192	$1,145	$1,156

Operation costs	89	42	312

Management and consulting fees to shareholders (D)	398	428	398

Purchases of fixed asset	$322	$253	$1

B.	Balances with related parties

	December 31 2012	December 31 2013
Trade receivables	$350	$216

Other receivables	$(5)	$(154)

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

Transactions between group entities were conducted on arm’s length terms based on market prices and conditions.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 16 – Transactions and Balances with Related Parties (cont’d)

D.	Management fees and consulting to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $235 to Del-Ta and (ii) $163 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014. The payments pursuant to this agreement aggregated $398 in each of 2011, 2012 and 2013. Additional fees in 2012 related to the consulting agreement with Mr. Rivel (see Note 10F).

Note 17 – Fair Value of Financial Instruments

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

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2013.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 17 – Fair Value of Financial Instruments (cont’d)

As of December 31, 2013, the Company held approximately $423 of U.S government or government agency marketable securities all classified as available for sale, and approximately $9,575 of marketable corporate debt securities ($8,953 are classified as available for sale, and $622 as trading).

Assets and liabilities measured at fair value at December 31, 2013 and 2012 are summarized below:

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$622	$622	-	-
Available-for-sale securities:
Corporate debentures	8,953	8,953	-	-
US government or government	423	423	-	-
Fair value of derivatives	1,369	-	1,369	-

Total	11,367	9,998	1,369	-

Liabilities
Fair value of currency derivatives	713	-	713	-
Contingent consideration in respect
of acquisition	3,820	-	-	3,820
	$4,533	-	$713	$3,820

The fair value calculation of the significant other observable inputs (level 2) based on the common methodology of Garman-Kohlhagen model (a theoretical model for options valuation that is an expansion of Black–Scholes model for foreign exchange options) in which the fair value of each option is equal to the premium that will be received or paid for the option, based on observable market data, such as spot rate, yield curves, exchange rate volatility and quoted prices for similar options, as of the fair value calculation date (level 2 fair value hierarchy).

The fair value and forward rates calculated by using Bloomberg or any other reputed bank pricing system. The USDILS spot rate based on the representative rates which are published by Bank of Israel and the EURUSD based on the representative rates of USDILS and EURILS .

The fair value calculation of the significant unobservable inputs (level 3) based on five possible scenarios according to the management assumption; each scenario was comprised of a performance indicator and a probability.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 17 – Fair Value of Financial Instruments (cont’d)

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$1,552	$1,552	-	-
Available-for-sale securities:
Corporate debentures	11,014	11,014	-	-
US government or government
agency debentures	1,658	1,658	-	-
Short-term investments	1,339	1,339	-	-
Fair value of derivatives	983	-	983	-

Total	16,546	15,563	983	-

Liabilities

Fair value of derivatives	$682	-	$682	-

In addition, the Company’s financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

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

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 18 – Derivative Financial Instruments

A.	The fair values of derivative assets and liabilities are summarized below:

	December 31
	2012		2013
	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging
instruments:

Forward foreign exchange contracts (*)	$295	$(1)	$141	$(59)
Currency swaps and options (*)	-	(2)	181	(60)
Embedded currency derivatives (*)	-	-	897	(235)

Total derivatives designated as
hedging instruments	295	(3)	1,219	(354)

Derivatives not designated as
hedging instruments:

Embedded currency derivatives	-	-	150	(359)

Total derivatives	$295	$(3)	$1,369	$(713)

(*)	Reclassified into other receivable

B.	The before tax effects of derivative instruments in cash flow hedging relationships for the year ended December 31, 2013 and December 31, 2012 is summarized below:

		Gain		Gain
		reclassified		reclassified
		From		From
		Accumulated		Accumulated
	Gain recognize	OCI into income	Gain recognize	OCI into income
	In OCI on	By derivative	In OCI on	By derivative
	Derivatives	Instrument type	Derivatives	Instrument type
	(Effective	(Effective	(Effective	(Effective
	portion)	Portion)*	portion)	Portion)*
	2012	2012	2013	2013
Derivatives designated as hedging
instruments:

Forward foreign exchange contracts, currency swaps and options (*)	$346	$54	$543	$632
Embedded currency derivatives (**)	-	-	891	229

Total	$346	$54	$1,434	$861

*	Presented as part of revenue and operational cost.
**	Presented as part of cost of revenues.
***	The hedging is ineffective in immaterial amounts. - Hedging -100%, embedded - 99%.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 18 – Derivative Financial Instruments (cont’d)

B.	(cont'd)

Derivatives not designated as hedging instruments:

The effects of derivative instruments not designated as hedging instruments on the consolidated statements of income for 2 years ended December 31, 2013 were as follows:

	Location of gains recognized in
	income on derivatives	2012	2013
Embedded currency derivatives	financial income (expenses), net	-	$78

C.	Total gross notional amounts for outstanding Foreign exchange contracts (recorded at fair value) as of December 31, 2013 and December 31, 2012 were as follows:

	December 31	December 31
	2012	2013
Derivatives designated as hedging instruments:

Forward foreign exchange contracts	$6,970	$3,472

Currency swaps and options	798	1,241

Embedded currency derivatives	-	-

Derivatives not designated as hedging instruments:

Embedded currency derivatives	-	$9,998

Note 19 – Subsequent Events

On March 5, 2014, the Company’s Board of Directors declared a cash dividend in the amount of $0.06 per ordinary share, and in aggregate amount of approximately $1.0 million. The dividend will be payable on April 9, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 19, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/s/ Avi Cohen
Avi Cohen
Chief Executive Officer

By:	/s/ Shmuel Koren
Shmuel Koren
Chief Financial Officer

Date: March 19, 2014