Form 20-F
period 2014-12-31
RR Media Ltd.
filed 2015-03-16
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from__________________ to__________________

Commission file number: 001-33085

RR Media Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

RR Media Building, Hanegev Street, POB 1056, Airport City 7019900, Israel

(Address of principal executive offices)

Shmulik Koren
Chief Financial Officer
RR Media Ltd.
RR Media Building, Hanegev Street, POB 1056, Airport City 7019900, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 17,392,072 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐   No  ☒

General.  As used herein, “we,” “our,” “us,” “RR Media” and the “company” refer to RR Media Ltd. and its consolidated subsidiaries, unless the context requires otherwise.

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

•	our intention to continue to pay cash dividends to our shareholders in the future;

•	our ability to execute our share repurchase program;

•	the renewal of our licenses by the Israeli Ministry of Communications and the U.S. Federal Communications Commission (“FCC”);

•	our ability to extend our building and other permits for our principal teleports in Emek Ha’ela, Israel, and Hawley, United States;

•	our belief that our current owned and leased facilities are adequate to meet our needs; and

•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

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

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), should be read together with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2013 and 2014 and the selected statements of income data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2010, 2011 and 2012 and the selected statements of income data for the years ended December 31, 2010 and 2011 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share data and cash dividend per ordinary share)
Statements of Income Data:
Total Revenues	$102,027	$112,920	$113,400	$121,795	$131,226
Total Cost of revenue	75,962	86,939	86,253	92,313	101,176
Gross income	26,065	25,981	27,147	29,482	30,050
Operating expenses:
Sales and marketing	6,380	7,067	7,388	9,517	13,329
General and administrative	9,194	10,130	10,106	12,003	9,544
Total operating expenses	15,574	17,197	17,494	21,520	22,873
Operating income	10,491	8,784	9,653	7,962	7,177
Financial income (expenses), net	667	(2,471)	1,521	(153)	(541)
Income before taxes on income	11,158	6,313	11,174	7,809	6,636
Income taxes	2,448	1,978	2,884	1,287	1,581
Net income	$8,710	$4,335	$8,290	$6,522	$5,055
Net loss attributable to non -controlling interest	-	-	-	-	(95)
Net income attributable to shareholders	$8,710	$4,335	$8,290	$6,522	$5,150
Basic earnings per share	0.50	0.25	0.48	0.38	0.30
Diluted earnings per share	0.5	0.25	0.48	0.37	0.29
Weighted average number of shares used to compute basic earnings per share	17,330,024	17,346,561	17,346,561	17,346,561	17,365,608
Weighted average number of shares used to compute diluted earnings per share	17,380,677	17,346,561	17,346,561	17,571,188	17,671,975
Cash dividend per ordinary share	$0.38	$0.24	$0.91	$0.29	$0.2

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,091	$14,443	$12,133	$14,165	$13,001
Marketable securities	22,516	18,764	14,224	9,998	8,970
Working capital	36,965	34,514	28.364	23,987	23,885
Total assets	120,495	120,021	113,267	128,578	127,559
Total liabilities	36,083	35,314	35,316	48,095	46,722
Retained earnings	31,555	31,727	24,231	25,723	27,400
Shareholders’ equity	84,412	84,707	77,951	80,483	80,932

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

Significant damage to our principal teleports in Israel or the United States or to our facility in the UK would have a material adverse effect on our ability to continue to operate our business.

One of our principal teleports and playout facilities is located in Israel, in Emek Ha’ela,  our second teleport, the Hawley Teleport, is in the United States and we have a facility in the UK.  Significant damage to these facilities, for any reason, including by earthquake, fire or acts of terrorism or war, including hostilities among Israel, Hamas, the Palestinian Authority and other groups, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage was to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

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

The broadcasting industry in which we operate historically has been volatile and is characterized by fluctuations in product supply and demand.  From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions.  This volatility could cause our operating results to decline dramatically from one period to the next.  If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for  MSS, is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse effect on our business, operating results and financial condition.

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

We may be adversely affected if the amount of satellite capacity available for video and audio programming remains low or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts and Ultra High Definition television require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 8.1% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

The need to provide our customers with “dual illumination” in certain conditions may adversely affect our margins, which could have a material adverse effect on our operating results and financial condition.

Agreements to lease satellite capacity are for a fixed term.  In some cases we are able to extend the term of the lease for an additional term.  However, in other cases we are unable to extend the lease and in order to maintain the services to the customers on such capacity we must locate an alternative capacity on the same satellite or on another satellite with similar characteristics.  Such alternative capacity utilizes a different frequency than the one utilized by the expiring capacity and so the viewers must adjust their receiver in order for the change to take effect.  In such cases we enter into an agreement for the lease of the alternative satellite capacity before the expiration of the current lease and provide the customers on the expiring lease services on both the old and the new frequencies, or “dual illumination”, in order to allow seamless transition.  Such periods of dual illumination may extend between two weeks and two months, during which the customers continue to pay us the fees agreed in their agreements for a single satellite capacity, while we pay for double satellite capacity.  Should any of our satellite capacity leases expire and we are not able to renew such lease, we may need to provide our customers dual illumination services, which would adversely affect our margins and operating results.

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

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the Emek Ha’ela and Hawley Teleports, the acquisitions we completed in 2013 and 2012 to acquire JCA, a London-based provider of content management services, and Sm2, a U.S. based premier provider of international sports distribution and syndication services.

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

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RR Media Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber network.  We are generally required to commit to lease satellite capacity on a long-term basis.  In many cases our commitment is longer than the corresponding commitment that we obtain from our customers.  In many cases we are not able to terminate our commitment before its scheduled expiration.  If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, due to global economic conditions or otherwise, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity.  In this case, we would have fixed cost commitments without a corresponding source of revenues.

In addition, we currently lease approximately 8.1% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, or with the quality of service necessary to satisfy our customers’ requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

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

           Although Inmarsat has stated that despite the reorganization it does not intend to change its business strategy and policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RR Media, and that the restructuring is expected to provide further support to its independent channel partners through greater coordination between Inmarsat and such channel partners, these acquisitions and the reorganization  may have an adverse effect on our ability to compete in the Inmarsat services market, as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

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

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of December 31, 2014, we had contracted backlog totaling $195 million through 2027, of which $86 million are related to services expected to be delivered in 2015.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and changes in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of the contracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros, New Israeli Shekels and British Pounds Sterling, currency fluctuations may adversely affect our financial results.

Although our functional currency is the U.S. dollar, approximately 24.7% of our revenues in 2014 and approximately 20% of our cost of revenue in 2014 were denominated in Euros, approximately 7% of our revenues in 2014 and approximately 6% of our cost of revenue in 2014 were denominated in GBP.  As a result, fluctuations in the U.S. dollar/Euro and U.S. dollar/GBP exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro or GBP and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

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

Broadcasters generally seek content management and distribution services over a lengthy period.  Contracts for these services generally extend for terms of 2 to 5 years and in some cases may extend for the expected life of a satellite.  Once a broadcaster has entered into an agreement with one of our competitors, we may effectively be unable to obtain business from that potential customer for an extended period.

Our reported net income and income per share may be impacted by embedded derivatives.

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging, these contracts are deemed to include an “embedded derivative” in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of income reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses currently are meaningful to the understanding of our results of operations, they may result in unanticipated fluctuations in our reported results of operations

A decline in the value of our market capitalization during on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $16.8 million as of December 31, 2014.  The goodwill recorded as a result of our business acquisitions from Bezeq, Sm2 and JCA totaled $11.3 million and $11.3 million as of December 31, 2013 and 2014, respectively, representing future synergy in the company’s content management and distribution services reportable segment resulting from the use of the acquired assets for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment assessment at the end of 2013 and 2014 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

Volatility and turmoil in global capital markets may adversely affect our investment portfolio and other financial assets.

            The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Our cash, cash equivalents, short term deposits and marketable securities totaled $22 million as of December 31, 2014.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions may result in impairments of the carrying value of some of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

Our gross margin levels decreased in the past and may further decrease in the future.  Several factors could cause our gross margin to fluctuate, including the following:

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

We have experienced growth in our operations in the past several years, with our annual revenues increasing from $102.0 million in 2010 to $131.2 million in 2014.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

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

If we are unable to manage and grow our business effectively during this period of growth, our operating margins will be adversely affected and we may not be able to implement our business strategy and our business and financial results would suffer.

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

Our success depends in large part on our ability to continue to attract, train, motivate and retain highly skilled managerial, technical, and sales and marketing personnel.  If our business continues to grow, we will need to hire additional qualified managerial, technical engineering, and sales and marketing personnel to succeed.  The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one.  The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our services.  This is particularly true in Israel and some of the other markets that we are in or into which we hope to expand, where competition for qualified personnel is intense.  Our failure to hire and retain qualified employees could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations and compete for new customer contracts, and cause our revenues to decline and impair our ability to meet our sales objectives.

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

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel’s border with the Gaza Strip or the missiles fired from the Gaza Strip into Israel during July-August 2014, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially destroys or disables our facilities or the facilities of our service providers would result in a material and substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

In October 2014, our board of directors adopted a new dividend policy pursuant to which, subject to applicable law and the discretion of the board of directors from time to time, we shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2012, 2013 and 2014, we distributed dividends to our shareholders in the aggregate amount of $15.8 million, $5.0 million and $3.5 million, respectively.

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

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through February 28, 2015, the market price of the ordinary shares has fluctuated from $3.50 to $26.50.  Factors that may affect the trading price include, but are not limited to:

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

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 81 % of our outstanding ordinary shares as of February 28, 2015.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders and board of directors, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into various shareholder agreements as described in Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Based on certain estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015.  However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business.  Moreover, because the value of our gross assets may be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC.   There can be no assurance that we will not be considered a PFIC for any taxable year.  If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation —U.S. Federal Income Tax Consequences”, owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make “qualified electing fund elections” if we are classified as a PFIC. See “Taxation — CU.S. Federal Income Tax Consequences.”

Provisions of Israeli law and our Articles of Association, our Israeli Ministry of Communications license and the current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.  For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.  In addition, our Articles of Association require a threshold quorum of 70% of RR Media’s directors and a supermajority of more than 70% of the voting directors for approving specified key matters, as described in Item 10.B. “Additional Information – Memorandum and articles of association – Meetings of the Board of Directors”.  Additionally, our license from the Israeli Ministry of Communications to operate our teleport in Israel imposes certain restrictions on ownership of our shares, as described below under “Risks Relating to Government Regulation – Our license from the Israeli Ministry of Communications to operate our teleports imposes certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.”  These provisions of Israeli law and of our license may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.  In addition, our principal shareholders have entered into various shareholders agreements as described in Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions” with respect to voting rights, as well as other provisions affecting the transferability of their shares.  These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Our board of directors could choose not to negotiate with an acquirer that it did not feel was in our strategic interest.  If a potential acquirer were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, shareholders could lose the opportunity to sell their shares at a favorable price.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2014, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one or more of our principal teleports or other teleports, and we may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, and the employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Economy, both of which we have obtained.  These permissions, authorizations and licenses are subject to periodic renewal. If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

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

Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RR Media may be acquired or transferred, directly or indirectly.

In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RR Media are permitted without the prior approval of the Ministry of Communications, provided that:

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

o
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RR Media), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications (the “Director General”) for such transfer.

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

In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher foreign ownership levels are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing foreign indirect foreign ownership in excess of these limits, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future.  In addition, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation and the US agencies (the “Executive Agencies”)  review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.  Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities.  If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

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

           We are incorporated under the laws of the State of Israel, and our Emek Ha’ela teleport and principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, such as the hostilities along Israel’s border with the Gaza Strip or the missiles fired from the Gaza Strip into Israel during July-August 2014.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, popular uprisings and armed conflicts in various countries in the Middle East and North Africa are affecting the political stability of those countries.  This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices.  Any events that affect the State of Israel may impact us in unpredictable ways.  We have contingent plans, but these plans may be insufficient.  Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Most of our employees are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age.  In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel’s border with the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.  Any such disruption could materially adversely affect our business.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We do not comply with applicable NASDAQ requirements regarding shareholder approval for certain dilutive events, the director nominations process and regularly scheduled meetings of independent directors at which only independent directors are present, and instead, we follow Israeli law and practice.

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

A. History and development of the company

We were incorporated as a corporation in Israel in August 1981.  We are registered with the Israeli registrar of companies under registration number 51-089629-3.  Our legal and corporate name is RR Media Ltd. In February 2015, we changed our name to RR Media Ltd. from RRsat Global Communications Network Ltd.

Our principal executive offices are located at RR Media Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel, and our telephone number is +972-3-928-0808.  Our website address is www.rrmedia.com.  Our website address is included in this Annual Report as an inactive textual reference only, and the information on, or accessible through, our website is not part of this Annual Report.

Our agent for service of process in the United States is RR Media Inc.; Suite 204, 720 Palisades Avenue, Englewood Cliffs, New Jersey 07632, Tel: 201-50-30-208.

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

B. Business overview

Overview

We are an end-to-end media service partner for broadcasters and content owners, offering innovative cost-effective content management and distribution services that enable content owners to generate added revenues as their content reaches more people in more places on more devices.

As part of our media services offering we provide four services:

RR World – our global network

RR Play – our value added digital media services that help customers monetize their content by preparing it for greater distribution to more devices.

RR Live – our dedicated service for sports, news and live events that brings important events to viewers worldwide

RR GO – which enables content owners and broadcasters to reach new audiences using OTT/Online video applications.

We currently distribute over 650 channels, populate content to over 100 VOD (video on demand) platforms around the world, originate over 150 channels, and manage/distribute more than 100,000 hours of live programming. We enable content owners and broadcasters to take advantage of changing media consumption patterns by offering sought after services, including:

•	content acquisition and content distribution – via satellite, dedicated fiber and over the top (OTT)via the internet;

•	content preparation – ingest, transcoding, encryption and restoration; reformatting for use on different devices, graphics, adding metadata, channel creation and preparation; and

•	content management – media asset management (MAM), playout, archive, library and production services.

We create and offer specialized services for the media industry. We acquire, prepare and distribute content to distribution platforms, including iTunes, Netflix, Hulu, Amazon, Dish Network and other major pay-TV operators, using advanced networks and customized production workflows.

Some of our key customers are rights owners of sports leagues, networks and associations, including the NFL, Fox News, CNN, ESPN, MTV, National Geographic, Playboy, MSNBC, PGA, MP and Silva, LPGA, USGA Fox Sports, Dish Network, Nickelodeon, MGM Channel, SBN, iConcerts, BabyFirst TV and GOD TV in North America, Sky news, BBC, EBU, World Fashion, Baby TV and Euro News in Western Europe, and Russia Today, , World Fashion and Tata in Eastern Europe, the Middle East and Asia. We also work with leaders in the religious TV market.

RR World uses our advanced global network that reaches more than 160 countries and 95% of the world’s population.  This network utilizes satellites, fiber and IP lines, internet, cable and mobile.  It enables our customers to save money and grow ROI by optimizing the way they reach viewers around the world.

Digital content acquisition and delivery

Our customers’ workflows produce content on a variety of physical and digital media, including tapes, disks, downloads and cloud-based storage.  We can capture content from all types of networks or handle transfers by FTP, accelerated FTP as well as tape and film ingest.

Thanks to our in-depth industry knowledge and well established presence, we believe we are able to assist our customers to optimize the way they reach viewers in places around the world over different screens.

RR Play -Value added media services

As our industry changes, customers want to focus on developing creative content, and are seeking partners to provide services required in order to prepare, package, manage, store and deliver this content.  RR Media offers a complete package of these services:

Content preparation

These services include multi-language audio or subtitling integration, closed captioning integration, ingestion and formatting for specific devices or regional formats.

RR Media was recently selected by Pathe, the film company, to digitize its archives. These services include cleaning, restoring and colorizing film-based content in sizes varying from 16-70 mm. Once digitized, all content is inspected by our quality assurance personnel before it is played out.

Content management

With so many different devices, standards and platforms in use today, content must be carefully prepared to ensure it can be easily consumed. RR Media has a comprehensive content management solution which includes digital asset management, preparation, formatting and playout.  We use sophisticated workflows to provide cost-efficient services for our customers while ensuring that the end viewers enjoy the highest quality experience, whether it is a large HD TV screen or a mobile phone. All content can be archived digitally or on physical media, including tapes or hard drives as well as in cloud-based storage solutions.  All content is managed using the RR Media Digital-asset-management (DAM) system that tracks content from the moment it enters our system until it is delivered and archived.

RR Live - Sports, News and Live Events

Major customers including NFL, IMG, Fox News and others use RR Media’s services to deliver news and sports worldwide.  We currently deliver more than 100,000 hours of live events annually, providing feeds ranging from a few minutes to several hours in duration; one-time services, multiple feeds or regularly scheduled services, as well as immediate bookings at any time of day or night, as events unfold.  Downlink, turnaround and uplink services deliver instantaneous broadcast distribution capabilities across the globe.  RR Media also provides, close captioning and multi-language audio tracks handling.

RR Go - Online Video services / OTT Delivery

Today’s consumers want content delivered to their devices whenever and wherever they can watch it.  Our OTT delivery and online video service includes linear channels, VOD (video on demand), Catch up TV, promos and highlights, content protection and links to subscriber management and billing systems.  The RR Media online video services enable customers to reduce time to market and deliver their OTT offering to a wider audience over a range of screens.

MSS Mobile Satellite Services

We operate a business that provides Mobile Satellite Services (MSS) over the Inmarsat satellite network, including global telephony, fax, data, Internet and other value-added services to end-users and Inmarsat users and service providers.

Overview Summary

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below. Our revenues grew from $4.4 million in 2000 to $131.2 million in 2014. In order to minimize our capital expenditures, maintain flexibility and optimized utilization of capacity in our network, we lease transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend between two to five years, and as of December 31, 2014, we had contracted backlog totaling $195 million of which $86 million is related to services expected to be delivered in 2015.  In our business, overall backlog varies based on the term of the contracts being added or removed from backlog; therefore, overall backlog changes is not a direct indication of quarterly revenue potential or changes.

In 2014, we derived approximately 42.5% of our revenues from European customers (primarily Western Europeans) and approximately 27.5% of our revenues from North American customers. For additional information regarding our principal markets, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview – Reporting Segments” and “– Geographic Revenue Breakdown.”

Our Strengths

Our global media services platform provides a comprehensive solution for the media services and distribution needs of broadcasters and content owners. We believe that the following are our business strengths:

•
Comprehensive Portfolio of Value-Added Services. We provide our customers with a comprehensive package of value-added content management, media processing services and delivery services.  As a “one stop shop” for ongoing services, we enable our customers to focus on content production and marketing rather than worrying about technology and distribution This enables us to become a partner rather than just a supplier. We can handle all commonly used content  types – digital, tape, online - including new industry standards, like 4K, demanding specialized solutions, additional bandwidth and advanced processing systems. These services, suitable for both regional and global broadcasters and content owners, differentiate our offerings, build customer loyalty and expand the revenue potential from each customer.  We offer a single-stop solution that goes from camera to end user devices.

We utilize state-of-the-art equipment and software in our offering, allowing us to provide highly sophisticated, cost-effective and flexible value-added services tailored to our customers’ specific needs. For example, we “localize” our customers’ content by creating audio tracks, subtitling, closed captioning, time shift a linear broadcast and inserting metadata.

Content preparation – Great content is important, but preparing it for use across all types of networks, bandwidth quality and different sized screens demands special skills.

•
Flexible, Advanced Infrastructure. Our media centers and terrestrial infrastructure are IP-based providing scalability, simplicity and flexibility. We have designed, built and continue to develop our systems such that our service infrastructure is high-end in terms of technology and overall capabilities. This sophisticated, state-of-the-art infrastructure allows us to provide flexibility and rapid response to customer needs. We can provide a comprehensive service to customers who want to enhance the value of their content by delivering it directly to consumers over the internet. These include critical services that customers are demanding such as live broadcasts and time shifting.

Our systems and services also enable us to process, manage and deliver content integrating with Direct-to-Home (DTH) satellite, fiber, IP broadband and digital terrestrial and cable TV so that our customers can reach more viewers in more ways.

However, infrastructure is only as good as the people managing it. Our experienced engineering team and our relationships with technology and service providers have enabled RR Media to adapt rapidly to evolving requirements by supporting new technologies such as UHD/4K, 3D, online video and OTT.  The addition of specialist content preparation services allows RR Media to further move up the value chain, delivering an improved offering to upper tier customers.

•
Significant Barriers to Entry.  Due to the complexity and ever evolving nature of the industry’s demands, we believe that it would be very difficult for a new competitor to replicate our global network, facilities and breadth of value-added services as well as attain significant market share without expending significant time and resources.  We believe it is also the main reason that small local and regional competitors are finding it harder and harder to compete. To offer global media services, it would be necessary to develop advanced know-how with respect to the various media services provided by us, as well as procure a critical mass of capacity on multiple platforms, which would entail complex and costly negotiations with multiple suppliers.  In addition to acquiring this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically three months to a year, before receipt of a customer commitment).  We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. As viewers demand higher quality and broadcasting shifts from SD to HD and to UHD/4K and to multi-screens distribution, we believe such complexities will cause the barriers to entry to increase. Furthermore, in order for a potential competitor to successfully compete with us, they would have to create long term relationships with customers, as the media services industry is very much based on long-term and evolving relationships.

•
Global Reach. RR Media currently reaches more than 160 countries representing over 95% of the world’s population – billions of people. This is covered by multiple delivery methods, enabling us to find the optimal way to reach customers in each and every territory. More importantly, as new populations in emerging nations or economies gain access to devices that enable them to enjoy content, we believe we are uniquely poised to enable our customers to reach these new consumers with compelling localized content.

•
Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2014 we had a contracted backlog totaling $195 million of which $86 million are related to services expected to be delivered in 2015.

•
Cost-effective Structure.  We have a reputation for being cost-effective and delivering significant value for money.  We use leased capacity rather than purchased, enabling us to deliver an attractively priced product, while giving us the flexibility to rapidly increase our capabilities without significant capital expenditures.  We also closely manage our leased capacity to prevent underutilization.  Our unique network design means we require minimal investments in growing our business.  We strive to lease the most advanced delivery systems, without the risk of investing in equipment which becomes obsolete.

•
Experienced, Entrepreneurial Leadership Team.  We believe that, in the years since our creation, our senior officers have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  The recent additions to the executive team at RR Media, following the acquisition of JCA TV, and other senior management arrivals during 2014 further strengthen our ability to understand and assimilate global requirements and add significant value to the services we offer our customers.  We further believe that our leadership team has capitalized on its experience in the global content distribution, broadcast, and telecommunications industries and on our strengths to create an innovative provider of global value-added content management and distribution services. Together with a strong business model, we consistently deliver profitability and strong growth in revenues.

•
Global Service Capability.  Our main teleport and media center in Israel allows us to structure our network in a unique star configuration, transmitting via a single satellite connection (or one hop) to Europe, Asia, Africa and the Middle East. Combined with the direct satellite access to North America and South America from our Hawley Teleport and media center in Pennsylvania, RR Media can receive transmissions from and transmit to virtually any location in the world – an advantage that is currently impossible to attain from any other single location in the United States or Western Europe. In addition, we are connected to the world through underwater cables and a wide terrestrial infrastructure with Points of Presence (POPs) in various locations around the world. This allows our customers to broadcast to specific regions or globally in an efficient manner and to add new regions rapidly and cost effectively.  We offer our customers a combination of distribution and contribution solutions to meet their individual requirements including: satellite coverage to target audiences over wide territories in different regions, terrestrial fiber connectivity for point to point or defined multi points and broadband/IP in various levels supporting both professional grade broadcast level delivery or distribution to other target audiences.

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

Our Strategy

Our objective is to become a leading partner of choice of value-add digital media services for customers in the broadcast and digital media industry. Our services enable our customers to provide high quality video entertainment globally. Our strategy to attain these goals includes the following principal components:

•
Improving Comprehensive Package of Value-added Services.  RR Media continues to improve the comprehensive package of value-added services it provides its customers on top of our robust infrastructure. These integrated media services require a high level of skill, sophistication and infrastructure. Leveraging our proven infrastructure of network, teleports and media centers with more value added services like content preparation and distribution for any screen, presents real convergence of content management and distribution services. We become a single supplier from camera to end user devices.

•
Focus on Upper Tier Broadcasters.  We currently target broadcasters and content owners that require global media and distribution service capabilities.  These include large global broadcasters and content owners as well as significant regional broadcasters that are looking to expand globally.  Contracts with upper tier broadcasters and content owners typically are for a longer term and cover a larger scope of services.  Most of these broadcasters and content owners place a high priority on cost-effective, high quality solutions. We believe there is a growing trend among broadcasters and content owners to outsource channel origination, delivery and content operation services.  Although we serve a large variety of customers, we continue to target Tier 1 and Tier 2 customers who are looking for technical partners rather than just suppliers.

•
Expand our Sports, News and Live Events Services. We strongly believe that we have a tremendous long-term potential in the growing market of services for sports and live events as more major players recognize RR Media’s global capabilities and resources. Through our acquisition of Sm2 Sports & Media Solutions in 2012, RR Media grew from being a small player in the sports and live events industry, to becoming a key provider for large names in the sports world, including NFL, IMG, MP& Silva, LPGA and USGA. By securing these major customers, and building credibility in the marketplace as a reliable and trustworthy sports and live events service provider, we believe we will be able to increase our higher margin revenue from these services.  Our live event services are synergistic to our core distribution services and we are looking to increase the portion of this revenue in our total revenue mix, by replicating recent wins. Many of these services are more complex and require a high level of sophistication and know-how on top of a highly reliable infrastructure which we believe we already have.

•
Expand Our Activities with the Global Broadcasters. The RR Media brand continues to gain recognition for quality, service and end-to end solutions. The world’s international broadcasters are now looking for global reach, and they are expanding their distribution of content to the global market by creating local versions for local viewers in different regions.  In order to achieve this, they require content preparation and distribution services, such as the services RR Media is offering. We intend to continue to expand these services as international broadcasters look to outsource the complex content operation and global distribution and solutions they need.

•
Provide an Expanded Range of Innovative, Value-Added Services.  Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global needs.  We offer sophisticated value-added services that allow our customers to focus on developing, acquiring and marketing content while we offer to cost-effectively handle the complex activities involved with the technical workflow.  We intend to continue to broaden our service offerings and introduce new and innovative value-added services.  We believe that this approach is appealing to customers who need to focus on producing, acquiring and marketing content and prefer to outsource these services to a single partner. We believe that these expanded capabilities will help us to attract new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

•
Provide Technical Expertise and Adapt our Offering.  The television and broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards.  While our customers focus on how these new technologies affect the way they create content, we, as a trusted partner, are focused on the use of these new technologies to enhance our offering to our customers.  HD is now a fact and 4K or Ultra High Definition is expanding as well as VOD, OTT and TV everywhere.  Finding innovative and cost-effective ways to process and deliver content is a challenge we are constantly addressing. We continue to invest in enhancing our infrastructure and personnel to allow us to continue accommodating the evolving needs of the global media.

•
Enhance Geographical Presence and Local Solutions.  We intend to continue to expand our presence in North America and Europe, where we believe there is the largest potential for increased upper tier outsourcing by large broadcasters.  We recently established RR Media Europe following the 2013 acquisition of JCA, a London-based provider of content preparation services, and expanded our services in the United States following the 2012 acquisition of Sm2’s business in the United States.  We continue to expand our presence in emerging markets, such as Russia, where we established an office in Moscow in 2013, as well as the Middle East, and we are working on expanding our presence in APAC and Latin America.  We believe that having local access in these markets to our global media services platform will help us attract and win new customers who demand local support.  Local presence provides us with greater control over our operations, while helping us provide the cost-effective end-to-end media and broadcast services our customers require, with better customer control.

•
Offer Customers the Ability to Expand their Operations. There is also a significant growth in the demand for live sports, news and other thematic types of broadcasting, resulting in increased demand for global broadcasting solutions.  The world’s population is becoming increasingly mobile and connected, and geographic borders no longer are a physical constraint to population shifts.  These shifts in population result in the increasing penetration of ethnic television channels and content which needs to be localized and distributed globally.

•
Continue to Grow the Business via Acquisitions.  We intend to continue to seek acquisition opportunities globally in order to create scale, expand our service offerings and geographical presence and attain local talent, such as the acquisitions we completed in 2013 and 2012 to acquire JCA, a London-based provider of content management services, and Sm2, a U.S. based premier provider of international sports distribution and syndication services.

•
Find the Best People. Maintaining our position as technical partner requires recruiting and keeping the right caliber of experienced people around the world.  One of the primary ways RR Media adds value to our customers is by providing innovative solutions at every level, as well as by being the customer’s advisor.  We pursue and strive to keep experienced people who drive innovation and who are constantly forward-looking, to ensure that we have the tools, the infrastructure and the integrated capabilities to meet future challenges ensuring our customers remain competitive.

Industry Background

Changes in the technology, regulation and economics of the content management and content distribution service industry over the past three decades have presented increasingly complex challenges and opportunities. The operation and distribution of video content has been dramatically altered by convergence in wireline, wireless and IP technologies.  Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies.  Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content operation, management and delivery in order to reach larger audience and monetize their content better through evolving business models

Broadcasting Industry Dynamics

There are a number of market trends in the broadcasting industry resulting in a significantly increased need for global distribution and local preparation of content   for different sized screens and formats. Some of these trends are:

•
Globalization of content. Technological developments, such as improvements in bandwidth utilization over existing networks, advanced video coding, transition from analog to digital cable and the growth of IPTV and OTT platforms as well as massive penetration of pay-TV to emerging markets, have prompted a rapid acceleration in the introduction of new channels by new broadcasters and have increasingly led incumbent broadcasters to target a more global audience with existing or new offering.  Content providers are increasingly offering their programming on a global scale, which requires complex management of their content assets and wider distribution infrastructures and capabilities.  Broadcasters who seek to appeal to niche markets, such as communities speaking certain languages and diaspora communities, are now able to reach their target audience on a worldwide basis.  These content providers rely upon networks and service providers with the ability to localize, operate and distribute across six continents in order to achieve global scale.

•
Expanding channel lineups.  Increasing competition for audiences and revenues between different media corporations and platforms, and among service providers for customers, has resulted in offering local channels versions and localized content. These are all catalysts for a larger number of channels available on a local, national and worldwide basis.  There is also a significant growth in the demand for live sports, news and other live broadcasting events, resulting in increased demand for broadcasting globally.  The world’s population is becoming increasingly mobile and increasingly connected, and geographic borders are no longer a physical constraint to population shifts.  These shifts in population result in the increasing penetration of thematic television channels. These new channels will lead to a greater volume of content being distributed over different distribution networks such as satellite and terrestrial fiber networks globally. It will also drive higher demand for content handling and preparation to fit any screen at any region.

•
New broadcasting standards. The migration  from standard definition (SD) to high-definition (HD) format and the newly emerging Ultra- High Definition (4K) technology;  simulcasting HD & SD;  multiple screens;  as well as online and VOD (Video On Demand) trend, are expected to lead to even greater increases in the amount of content that require management and the number of linear channels available.  At the same time, the adoption of these technologies will require a greater range of infrastructure capabilities, higher capacity (bandwidth) and growing consumption of content operation service requirements.  These include content preparation, transcoding, metadata handling, formatting, subtitling, close-captions, dubbing, storage, archive, playout, etc.. These requirements drive revenues for our company.  The origination and distribution of the new programming for these channels and platforms will require the use of combined satellite-terrestrial fiber and internet networks while content preparation and operation requires highly skilled broadcast operation and playout capabilities.

•
Emergence of television alternatives. Alternative content distribution mechanisms are causing content providers to rethink how they reach their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with external or built-in set-top boxes. Over-the-top (OTT) video over the public Internet opens the door for new content providers to enter the industry or existing providers to engage directly with viewers, sometimes bypassing the incumbent pay-TV operators These emerging alternatives drive new and growing demands for repurposing the same content in different formats. Thus, a much more complex, sophisticated and converged content operation and delivery infrastructure is required.

•
Premium Content.  Premium content continues to be a key requirement for the expansion of our markets.  Premium content is expensive to produce and requires clear monetization mechanisms.  In today’s TV ecosystem, monetization of premium content viewing is largely supported by the subscription fees to pay-TV as well as advertising fees. New alternatives for the consumption of online video generally make premium content available. The current online video consumptions business models are unable to support the necessary cost of creating the premium content and are therefore coexisting as a side ecosystem to the traditional ones.

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

In order to maximize the benefits from these competing and complementary technologies, hybrid satellite/terrestrial fiber networks have emerged – networks running traffic over both satellite and terrestrial fiber systems which are interconnected via a gateway at a teleport facility.  While teleports are the ground-based side of the global satellite network, they also provide terrestrial fiber networks with access to satellite transponders. Most of today’s teleports offer comprehensive solutions by interconnecting via owned or leased terrestrial fiber networks and owned or leased satellite transponders. Teleports uniquely serve as a bridge for such incompatible systems and protocols.

The media broadcast and transmission market is highly fragmented with in-house broadcasters, telecommunication companies, satellite fleet operators, and independent teleport operators (some of whom have become specialized service providers).  The current teleport sector consists of four primary types of service providers, all with different strategies:

•
In-house broadcasters – broadcasters that have internal content distribution and management capabilities, which they continue to use.  Because these in-house operations serve only one customer, mainly for local markets, and the customer’s primary focus is producing rather than distributing or managing the content, these operations usually have limited capabilities and very little flexibility. We believe that dedicated in-house operations represent an expensive solution that is not cost effective, not easily scalable and is limited in the ability to deliver complex distribution and content management solutions. These operations cannot afford to offer latest trends such as HDTV without a massive investment which will be difficult to recover.

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

•
Independents – are composed of traditional teleport operators founded by entrepreneurs to exploit the deregulation of satellite services in major markets. Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks.  Many of them are relatively small, resulting in less than global reach, an inability to scale to meet customer needs, only limited cost savings for their customers, and lack the adequate resources to invest in supporting emerging technologies.

RR Media – Solutions supporting industry needs

The global media services that we provide are aimed at delivering higher value to broadcasters and content owners supporting the market dynamics by offering a “hassle free”, one stop shop featuring converged solutions for both the traditional broadcast and the new media.  One trusted supplier offers services such as OTT, as well as other value-added services that enable broadcasters and content providers to reach global audiences, providing localized quality content that is formatted and ready to use on a variety of different devices including traditional TV.

We help content providers grow their audience base, because we enable them to reach a larger audience around the world efficiently and rapidly.  Larger audiences, or highly focused, niche markets are attractive to advertisers, who want to use local ads to generate greater revenues. By reaching 95% of the world’s population, RR Media reduces boundaries while increasing opportunities.

Detailed description of RR Media value-added digital media services

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

Content Preparation:

Tape workflows. With over 30 current and legacy broadcast video tape formats available, we are able to access, copy, revert, convert and encode all common legacy video formats into all key file formats.

Digital workflows. We can receive, manage, transcode, deliver digitally or output to video tape for clients globally.

Media Window. Media Window is a white label window cloud based self-serve media management application developed especially by RR Media for its customers to manage their media service. We offer clients a range of options from online sales viewing to full upload, auto-transcode, download and streaming services.

Restoration. We offer full digital restoration, cleaning and re-grading to repurpose archive content for the digital age.  This enables companies to turn archives into valuable revenue-generators.

Film transfers.  We offer real time standard and high definition telecine services and 2/3/4K film scanning via our Arri Scanner.

Playout (origination) Services:

Digital Storage and Archive.  We generally receive content directly from broadcasters on digital media (tapes, CDs, DVDs or hard disk drives), by satellite transmission, over leased terrestrial fiber telecommunications lines or through a file transfer using various technologies including cloud based solutions.  Content that arrives either as files or on physical media such as tapes, CDs, DVDs or hard disk drives is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

Playout and Playlists.  We compile a customer’s discrete programming and advertising content as well as different dynamic graphics, promos, upcoming events, metadata and insertion elements into a complete broadcast channel.  We also compile a customer’s content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets.  These services are supplied through a fully automated workflow supported by a central automation system enabling the scheduled content and different graphics layers and insertions to be ready and played on a frame accurate manner. We have the unique ability to smoothly integrate live content into a channel with pre-recorded elements

Multi-Language Audio.  We offer our customers the possibility to transmit the same program in different languages, by providing multi audio channels together with their video channel.  We can also insert elements such as subtitling, closed captioning and voice overs allowing our customers to enhance their services while using the same transmission in multiple target markets.

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

Standard and Format Conversion.  Our services include converting any standard and forma, to digital formats or live linear stream. Conversions might include basic PAL/NTSC conversion, HD format resolution and frame rate conversions with or without motion compensation. Conversion between formats depends on the target markets to which our customers wish to broadcast.

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

Workflow Management & Media Asset Management. Our playout center handles multiple broadcast workflows according to specific customer needs. We offer our content operation and playout customers extensive workflow management that can handle the video assets from final creation all the way to the on air playlist. We control the workflows through a specialized management system, which is part of our media asset management system (MAM).  This enables us or the customer to set workflow rules, track the video asset along the process and add different meta-data or tagging over clips.

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

News, Sports and Live Services:

We offer services for live events, also known as occasional use to leading channels worldwide.  For sports, special events and news coverage, we provide feeds ranging from a few minutes to several hours in duration; one-time service, multiple feeds or regularly scheduled service, as well as immediate coverage at any time of day or night, as events unfold.  Downlink, turnaround and uplink services deliver instantaneous broadcast distribution capabilities across the globe, from any origin.

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

The RR Media Global Network

Our terrestrial network is an all Internet Protocol (IP) network. Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization (ISO).

Network Operating Center - RR Media ’s teleports are connected and managed from our central Network Operations Center in Emek Ha’ela via a dynamic and robust fiber network that provides high quality point-to-multipoint connectivity for delivery of content.  The unique geographical location of our principal teleport in Emek Ha’ela gives  us direct access (via a single satellite hop) to satellites that can downlink from and transmit directly to Europe, Asia, Africa and the Middle East, combined with the direct satellite access to North America and South America from our Hawley Teleport in Pennsylvania, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from our principal teleports.  We also maintain over 20 partner teleports in the United States, Spain, Australia, Hungary, Russia, Taiwan, the United Kingdom and the Netherlands, providing selective uplink, downlink and streaming capabilities in those regions.

Our teleports have approximately 200 satellite dish antennas, ranging from 1.2 meters in diameter to 32.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year.

Quality every step of the way - RR Media recently implemented a new, advanced and automated system to monitor all traffic delivered through our RR Media system and network.  The system automatically detects failures or degradation in the quality of service.  The system automatically alerts the services technicians and representatives of the failure, and provides reports and actions taken to correct and prevent future failures.

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

The RR Media network includes an integrated fiber network with over 7 points of presence (POPs) interconnected with the world’s major telecommunications providers such as AT&T, Verizon, Level 3 Communications, TeliaSonera, Deutsche Telecom, COLT, GTT, PCCW, Singtel and Intelsat Network.  We connect six continents and provide our customers with a total 24/7 managed service for end-to-end connectivity. Our occasional services unit also provides ad hoc service on the fiber as well as the satellite network.  This allows us to source content globally and cost-effectively.

RR Media Global Network- Satellite Component

Europe	Russia	North America	Asia	Middle East and Africa	South America	Australia
AMOS 2 AMOS 3 EUTELSAT 7A EUTELSAT 9A EUTELSAT 10A EUTELSAT 21A EUTELSAT 36B EXPRESS AM44 HELLAS SAT 2 HISPASAT 1E EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C EUTELSAT 16C	ABS 2 EXPRESS AM44 EUTELSAT 9A EUTELSAT 36B EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C YAMAL 401K	GALAXY 19 GALAXY 23 HISPASAT 1E TELSTAR 12 INTELSAT 21 EUTELSAT (SATCOM) 6	ABS2 APSTAR 7 ASIASAT 5 INTELSAT 20 MEASAT 3A THAICOM 5 YAMAL 401K
AMOS2
AMOS 3
AMOS 5
APSTAR 7
EUTELSAT 7 WEST A
BADR 4
EUTELSAT 25A
EXPRESS AM44
EUTELSAT HOTBIRD 13A
EUTELSAT HOTBIRD 13B
EUTELSAT HOTBIRD 13C
EUTELSAT 21A
ASIASAT 5
INTELSAT 20
MEASAT 3A
THAICOM 5
THAICOM 6

					GALAXY 19 GALAXY 23 HISPASAT 1E TELSTAR 12 INTELSAT 21 EUTELSAT (SATCOM) 6	INTELSAT 20 MEASAT 3A OPTUS D2 THAICOM 5

A significant portion of the satellite capacity we use (approximately 69% as of December 31, 2014) is leased through long-term lease agreements with seven satellite operators, which provide coverage primarily for Europe, North America and Asia. The rest of the capacity (approximately 31%) is leased through a “back-2-back-platform” arrangement in which the capacity is available for our needs on the one hand but we are liable for it only once we have a customer utilizing it.

In addition, RR Media delivers TV channels directly over redundant, dual and diverse, fiber to satellite operators such as EchoStar and cable networks such as Comcast and HOT Israel.  These fiber links are managed by the RR Media network management system.

Our network services costs amounted to $58.5 million in 2012, $68.9 million in 2013 and $74.7 million in 2014.  As of December 31, 2014, our contractual commitments for the next five years under our operating network leases amounted to $ 107.9 million.

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

Customers

Content providers who use our RR Media Global Network include commercial broadcasters, government-sponsored broadcasters, enterprises and religious broadcasters.  In 2014, we had 693 customers for distribution and content management services and 197 customers for MSS.  Our top ten customers represented 21.7%, 19% and 21% of our revenues in 2012, 2013 and 2014, respectively, and no single customer accounted for more than 5.7%, 4.0% and 4.0% of our revenues during each of these periods, respectively.

Contracted Backlog and Agreements

Our agreements with our customers for content management and distribution services generally extend over terms of two to five years, most of the time with an automatic renewal option for an additional one to five years.  Approximately 75% of our 2014 revenues were backed by long term contracts.  As of December 31, 2014, we had contracted backlog totaling $195 million of which $86 million are related to services expected to be delivered in 2015.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  However, our recurring revenues are larger than our long-term contracts backlog since we do not backlog some of the sports related recurring revenues.  For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

Sales and Marketing

Our sales and marketing strategy is to tailor cost-effective innovative solutions for each customer’s specific needs based on geographic reach, business needs and technical suitability.  We market and sell our various media services directly to broadcasters and content owners globally.

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

In order to provide the best level of service, we assign an account executive to maintain the relationship with each customer.  Our account executives work together with our technical department to ensure that we understand the customer’s business and needs. In addition, local agents and representatives familiar with the local market provide specialized technical knowledge.

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

•
In-house broadcasters – broadcasters have internal content distribution and management capabilities, which they continue to use~~.~~ We believe that dedicated in-house operations represent an expensive solution that is not cost effective, not easily scalable and that is limited in the ability to deliver complex distribution and content management solutions.

~~•~~
Telcos – telecommunications companies sometimes have business units focused on satellite services.  Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to and limited by their own terrestrial network~~.~~

•
Satellite fleet operators (hybrids) – Until recently, these satellite carriers only offered transmission services. However, they have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a hybrid global network.  These carriers are typically limited to their own satellite fleet, which means that they are limited geographically.  They are not network neutral, focus on providing transmission capacity and generally cannot offer content management service.  They do not usually want to compete with their customers who provide value-added services.

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

Some satellite carriers that have  typically offered just transmission have acquired or partnered with teleports and terrestrial fiber network operators to create a global hybrid network.  If they partner or begin to offer value-added services, these ventures pose direct competition to our business.  Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value-added services.

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

We also compete with independent teleport operators which were founded by entrepreneurs to exploit the liberalization of satellite services in major markets.  These operators include companies such as Encompass Digital Media and Arqiva.  The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent teleport operator, mainly due to their global network and ability to innovate and react to the changing needs of customers.

We believe that the independent teleport operators generally do not offer a comprehensive global solution via hybrid satellite-terrestrial fiber networks such as the one offered by our network.  In addition, with the exception of GlobeCast, Encompass Digital Media and Arqiva, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

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

In April 2009, Inmarsat purchased its largest distribution partner, Stratos Global Corporation, which became a wholly owned operating division.  This transaction was followed by the purchase in January 2010 of Segovia Inc., a provider of secure IP-based managed solutions to the U.S. government, and the purchase in April 2011 of Ship Equip International A.S., a leading VSAT provider.

In January 2012, Inmarsat announced that it is reorganizing its structure to provide both direct and indirect distribution of its services under the Inmarsat brand name, which will be supported by a new group that will provide cross-business unit services. Inmarsat has noted that despite the reorganization it does not intend to change its policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RR Media, and the restructure is expected to provide further support to independent channel partners through greater coordination between Inmarsat and its channel partners.  These acquisitions and reorganization, however, may have an adverse effect on our ability to compete in the Inmarsat services market as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the utilization of electromagnetic spectrum for performing communication services to satellites and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use electromagnetic spectrum (Frequencies) for the reception and, transmission of video and/or audio signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of transmission and/or reception services has been extended and shall be in force until July 2018. This license sets the type of customers and the conditions under which we are authorized to provide transmission and/or reception and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in March 2015. A request to extend this license was submitted to the Ministry of Communication. The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel. The trade license is scheduled to expire in December 2015. Another license pursuant to the Wireless Telegraphy Ordinance was granted us in June 2012 and is scheduled to expire in December 2015, for the use of terminal equipment in the global Iridium satellite network.

Our licenses from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RR Media may be acquired or transferred, directly or indirectly. In connection with our initial public offering in November 2006, our licenses were amended to provide that our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RR Media are permitted without the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RR Media ), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Director General of the Ministry of Communications (the “Director General”) for such transfer.

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

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of electromagnetic spectrum required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the reception  of imagery data in Israel, is a vital service.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and Minister of Communications. In addition, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

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

The employment of employees that are required to work on Saturdays and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Economy, which we have obtained in August 2013.

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

In addition, the United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radio communication facilities on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing foreign indirect foreign ownership in excess of these limits, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

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

Trademarks

We have applied for trademark registrations for the name “RR MEDIA ” in Israel, the United States, the European Union, Singapore, India and Russia.

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

In March 2007, the Israel Land Administration, or ILA, authorized to allocate to our company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years.  The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared a new detailed plan for the site, which was approved by the ILA and requested the approval of the Local Zoning and Building Committee. The Local Zoning and Building Committee decided that approving the new detailed plan was not in its authority and therefore referred the new detailed plan to the District Zoning and Building Committee for approval. On January 21, 2013, the District Zoning and Building Committee rejected the new detailed plan. We appealed the decision to the National Zoning and Building Council, which heard the appeal, but has not ruled on the appeal yet.

Recently, due to the protracted process, which the Company has experienced with respect to its request for a building permit, the Company has notified the ILA that if it is unable to receive the permit, it shall request cancelation of the lease and a refund of the entire lease payment. The ILA has indicated in response that if the Company proceeds with the lease cancellation it will charge the Company with a termination fee and interest. The Company is of the opinion that under such circumstances the ILA would not be entitled to charge the Company with such a fee and it is considering filing a lawsuit with the competent court in order to return the funds that have been paid for the land purchasing and in respect of expenses that has been forced to pay over the years for trying to develop the land.

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

As part of the acquisition of JCA TV, we assumed its lease for 6,700 square feet in London, the United Kingdom, which currently serves as the headquarters of RR Media Europe.  The lease expires in November 2016 and we pay annual rent of approximately GBP UK£ 68,000. In April 2015, RR Media Europe is expected to complete the moving of the entire facility from its existing offices to new purpose-built premises. As a result of this move, the existing lease on Monarch House has been terminated early at no cost and a new 15 year lease with an option for RR Media to terminate after 10 years has been assumed. The annual rent under the new lease is approximately UK£117,000.

As part of strengthening our presence in the United States we have entered into a lease agreement for 3,300 square feet in Englewood Cliffs, New Jersey, which currently serves as the headquarters of RR Media America. The lease expires in December 31, 2018 with an option to extend for three additional terms of 5 years each. We pay an annual rent of approximately USD $76,000.

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

A. Operating results

Overview

We are an end-to-end media service partner for broadcasters and content owners, offering innovative cost-effective content management and distribution services that enable content owners to generate added revenues as their content reaches more people in more places on more devices.

As part of our media services offering we provide four services:

RR World – our global network

RR Play – our value added digital media services that help customers monetize their content by preparing it for greater distribution to more devices.

RR Live – our dedicated service for sports, news and live events that brings important events to viewers worldwide

RR GO – which enables content owners and broadcasters to reach new audiences using OTT/Online video applications.

We currently distribute over 650 channels, populate content to over 100 VOD (video on demand) platforms around the world, originate over 150 channels, and manage/distribute more than 100,000 hours of live programming. We enable content owners and broadcasters to take advantage of changing media consumption patterns by offering sought after services, including:

•	content acquisition and content distribution – via satellite, dedicated fiber and over the top (OTT)via the internet;

•	content preparation – ingest, transcoding, encryption and restoration; reformatting for use on different devices, graphics, adding metadata, channel creation and preparation; and

•	content management – media asset management (MAM), playout, archive, library and production services.

We create and offer specialized services for the media industry. We acquire, prepare and distribute content to distribution platforms, including iTunes, Netflix, Hulu, Amazon, Dish Network and other major pay-TV operators, using advanced networks and customized production workflows.

Some of our key customers are rights owners of sports leagues, networks and associations, including the NFL, Fox News, CNN, ESPN, MTV, National Geographic, Playboy, MSNBC, PGA, MP and Silva, LPGA, USGA Fox Sports, Dish Network, Nickelodeon, MGM Channel, SBN, iConcerts, BabyFirst TV and GOD TV in North America, Sky news, BBC, EBU, World Fashion, Baby TV and Euro News in Western Europe, and Russia Today, , World Fashion and Tata in Eastern Europe, the Middle East and Asia. We also work with leaders in the religious TV market.

RR World uses our advanced global network that reaches more than 160 countries and 95% of the world’s population.  This network utilizes satellites, fiber and IP lines, internet, cable and mobile.  It enables our customers to save money and grow ROI by optimizing the way they reach viewers around the world.

We also provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and Inmarsat Service Providers (ISPs) who use designated Inmarsat terminals.  This service is aimed at shipping, aviation, construction and oil companies, humanitarian aid organizations, governmental agencies and other end customers that require telephony and Internet services in remote areas of the world that lack sufficient telecommunications infrastructure.  We currently provide MSS to more than 298 end customers, either directly or through 56 ISPs.

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RR Media Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber network.  Consequently, our network can be expanded substantially without having to incur significant capital expenditures.  Most of our capital expenditures relate to transmission and playout equipment.  Because of our network design, we have incurred relatively minimal indebtedness in growing our business.  We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer.

We formed the company in 1981.  In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels.  In 2000, we formed the “RR Media Global Network” concept and entered into the global content management and distribution services market. We believe that RR Media has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber networks and the public Internet.  In 2003, we opened our playout center.  We currently provide playout services to approximately 100 television channels for distribution through our RR Media Global Network.

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

Revenues.  We provide digital media services which are composed of content acquisition and distribution, content management, content preparation and content management services, and over 100,000 hours of live events.  We provide MSS over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end-users and ISPs who use designated Inmarsat terminals (see Item 4 “Information on the Company” for a detailed description of the services that we provide).

Below is a breakdown of our revenues:

	Year ended December 31,
($ in thousands)	2012	2013	2014

Content Management & Distribution Services	$104,444	$110,757	$119,750
MSS	8,956	11,038	11,476
Total revenues	$113,400	$121,795	$131,226

Reporting Segments.  Our two reportable segments are (i) Content Management Services and (ii) MSS.  The company’s operating segments are strategic business units that offer different services to different industries and are managed accordingly.  We analyze our operating segments based on each segment’s revenues and gross income.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next few years.

Backlog Breakdown ($US in millions)
Q1/15	Q2/15	Q3/15	Q4/15	FY 2015	2016	2017+
24.25	22.84	20.69	18.29	86.07	55.37	53.39

We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. In addition, some of our contracts are denominated in Euro and influenced from currency fluctuation.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2012, 2013 and 2014 was $194.6 million, $203 million and $195 million, respectively.  If unfavorable global economic conditions occur, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.  Further, as the number of Higher Tier customers with larger contracts increases, we expect that the average duration of our contracts will shorten, thereby resulting in an increase in our next 12 months’ backlog, on the one hand, and in a decrease in our total long term backlog, on the other hand.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2012 through 2014, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located and billed.

	Year ended December 31
	2012	2013	2014
	(as a percentage of total revenues)
North America	29.0%	29.2%	27.5%
Europe	42.6%	41.0%	42.5%
Asia	9.3%	11.2%	11.8%
Israel	7.9%	7.5%	6.2%
Middle East (other than Israel)	8.8%	7.4%	8.2%
Rest of the world	2.4%	3.7%	3.8%
	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2014, our content management and distribution services, including Sports, News & Live Events revenues, were derived from 693 customers and our MSS were derived from 197 customers.  In 2014, our ten largest customers accounted for 20.5% of total revenues, and no single customer accounted for more than 3.8% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the long term Digital Media Services. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

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

A majority of the company’s cost of revenues are variable costs, mainly costs associated with broadcasting services.  In 2012, 2013 and 2014, our cost of revenues included $65.5 million, $69.0 million and $74.7 million of variable costs.  For this purpose, we define the company’s variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation, our teleports operational costs and labor costs, which we define for this purpose as non-variable costs.

Gross Income.

Content Management and Distribution.  In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity and potential underutilization of assets in our network, we lease RR Media Global Network’s transmission capacity instead of owning our own fleet of satellites or fiber network.  Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis.  When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity.  We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.  In addition, we may be required to provide our customers with dual illumination services if we are unable to extend the lease of the capacity utilized by such customers, which means that we are required to pay for two satellite capacities while our customers continue to pay for a single satellite capacity.  This may result in a decrease of our gross margin.

MSS.  Gross income of our MSS business is affected by the volume of the services we provide and the portion of the services we provide using third parties.

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

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents and our direct sales force.  In 2012, 2013 and 2014, our operating expenses included $2.9 million, $2.5 million and $3 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management and consulting fees to our principal shareholders that amounted to $428 thousand in 2012, $398 thousand in 2013 and $222 thousand in 2014 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”).

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

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a seven year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years.  Buildings are depreciated for a range of 20-50 years subject to each teleport facility expected useful life.  Intangible assets other than goodwill are amortized on the basis of the estimated useful lives of the assets using annual rates between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

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

Marketable securities at December 31, 2013 and 2014 consisted of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. We classify our debt securities in two categories, “trading,” and “available- for- sale our equity securities as “trading.”  Trading securities are bought and held principally for the purpose of selling them in the near term.  All securities not included in trading were classified as available-for-sale.

As of December 31, 2013 and 2014, there was net unrealized gain of $32 thousand and a net unrealized loss of $7 thousand, respectively, related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Available-for-sale securities are classified as short-term interest-bearing investments on our balance sheet.

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

Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the “Amendment”) was passed by the Israeli Parliament (the “Knesset”).  According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.  Israeli companies are generally subject to corporate tax, currently at the rate of 26.5%.  Current and deferred tax balances as of December 31, 2013 and 2014 are calculated in accordance with the current corporate tax rate.

We were granted in 2006 an “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relate to our export of communications services to television channels and television operators via satellites, we were required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions.  See Item 10.E. “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “Approved Enterprise” status.  In 2012, 2013 and 2014 the corporate tax rate was 25%, 25% and 26.5%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011 the Law for Encouragement of Capital Investments, 1959 (Amendment No. 68) (the “Amendment”) was passed by the Knesset.  In accordance with Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions (“Preferred Enterprise”) will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 and 2014 the tax rate was 12.5%, and from 2015 onward the tax rate will be 12%.  We are in the process of examining our eligibility for the preferred tax rate mentioned above, and have not yet elected the Preferred Enterprise route.

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

We determined our functional currency to be the U.S. dollar in accordance with the provisions of ASC 830-10-20, 10-55-5, taking into consideration the following factors:

•
Cash flow indicators: Most of our cash flows are denominated in U.S. dollars.  As of December 31, 2014, 63% of cash and cash equivalents, 61.4% of trade accounts receivable and 64.5% of deposits from customers were denominated in U.S. dollars.  Our cash flow reports are denominated in U.S. dollars and we manage our budget in U.S. dollars.

•	Sales markets and sales price indicators: In 2014, 66.3% of our revenues were in U.S. dollars and a majority of the underlying value of our signed contracts were denominated in U.S. dollars.

•
Financing indicators:  We finance our activities from current earnings and shareholders’ equity. In November 2006, we completed an initial public offering of our ordinary shares and our listing on the NASDAQ Global Market, in which we raised approximately $52.4 million.

•	Inter-company transactions indicators: Most of our inter-company transactions are denominated in U.S. dollars.

Based on the above criteria, we have determined that the U.S. dollar is our functional currency and there have not been any significant changes in the economic facts and circumstances that indicate that our functional currency has changed in 2014.

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

           Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) included in ASC 740-10 “Income Taxes – Overall” as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations.  This evaluation considers several factors, including an estimate of the likelihood of generating sufficient taxable income in future periods, the effect of temporary differences, the expected reversal of deferred tax liabilities and available tax planning strategies.  At December 31, 2013 and December 31, 2014, we had a liability for unrecognized tax benefits of approximately $1.0 million and $0.3 million, respectively, which if recognized in the future, would affect the effective tax rate of the company.

Derivative Instruments and Hedging Activities

We use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross income, operating expenses and eventual cash flows. We account for derivative and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires that all derivatives instruments be recorded on the balance sheet as either assets or liabilities at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

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

As of December 31, 2014 there was approximately $1.3 million unrecognized compensation cost related to non-vested outstanding stock options. The cost is expected to be recognized over a weighted-average period of 2.11 years.

Results of Operations

The following table sets forth selected statements of income data for each of the periods:

	2012	2013	2014
	(in thousands, except share and per share data)
Statement of Income Data:
Total Revenues	$113,400	$121,795	$131,226
Total Cost of revenues	86,253	92,313	101,176
Gross Income	27,147	29,482	30,050
Operating expenses:
Sales and marketing	7,388	9,517	13,329
General and administrative	10,106	12,003	9,544
Total operating expenses	17,494	21,520	22,873
Operating income	9,653	7,962	7,177

Financial income (expenses), net	1,521	(153)	(541)
Income before taxes on income	11,174	7,809	6,636
Income taxes	2,884	1,287	1,581
Net income	$8,290	$6,522	$5,055
Net loss attributable to non-controlling interest	-	-	(95)
Net income attributable to shareholders	$8,290	$6,522	$5,150

Basic earning per share	0.48	0.38	0.30
Diluted earning per share	0.48	0.37	0.29

Weighted average number of shares used to compute basic earnings per share	17,346,561	17,346,561	17,365,608

Weighted average number of shares used to compute diluted earnings per share	17,346,561	17,571,188	17,671,975

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

	Year ended
	December 31, 2013		December 31, 2014
	(in thousands and as a percentage of total revenues)
Total Revenues
Total Cost of revenues	$121,795	100%	$131,226	100%
Gross income	92,313	75.8	101,176	77.1
Operating expenses:	29,482	24.2	30,050	22.9
Sales and marketing	9,517	7.8	13,329	10.2
General and administrative	12,003	9.9	9,544	7.2
Total operating expenses	21,520	17.7	22,873	17.4
Operating income	7,962	6.5	7,177	5.4

Financial income (expenses), net	(153)	0.1	(541)	0.4
Income before taxes on income	7,809	6.4	6,636	5.1
Income taxes	1,287	1.0	1,581	1.2
Net income	$6,522	5.4	$5,055	3.9

Revenues.  Revenues were $131.2 million for the year ended December 31, 2014, an increase of 7.7%, from $121.8 million in 2013.  The increase in revenues was primarily due to content preparation revenues from the JCA acquisition completed in September 2013 and the growth in our sports & events services and core 24/7 permanent services.

For the year ended December 31, 2014, our total revenues included $119.75 million of revenues derived from our content management and distribution services, an increase of $9.0 million, or 8.1%, compared to the year ended December 31, 2013. The increase in the content management and distribution revenues in 2014 was primarily due to the JCA acquisition and the growth in our sports & events services and core 24/7 permanent services.

For the year ended December 31, 2014, our total revenues included $11.5 million of revenues derived from our MSS business, an increase of $0.4 million, or 3.9%, compared to the year ended December 31, 2013. The MSS services remained stable.

Cost of Revenues.  Cost of revenues was $101.2 million for the year ended December 31, 2014, an increase of 9.6 % from $92.3 million in 2013.  As a percentage of total revenues, cost of revenues increased from 75.8% in 2013 to 77.1% in 2014 mainly due to increase in network services costs.

Network services costs were $ 74.7 million in 2014, an increase of $5.7 million or 8.2%, from $ 69.0 million in 2013.  The $ 74.7 million network services costs incurred in 2014 consist of $65.4 million of expenses related to our content management and distribution services, an increase of $4.7 million, or 7.6%, compared to the year ended December 31, 2013, and $9.3 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1 million compared to the year ended December 31, 2013. This increase was due primarily to the increase in the revenues.

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $12.6   million in 2014, an increase of 42.4% from $8.9 million in 2013.  This increase was due primarily to the acquisition of JCA and sorted employee vehicle leases to salary expenses.  Depreciation and amortization was $8.7 million in 2014, an increase of 0.65%, from $ 8.6 million in 2013.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 76.2% in 2014 compared to 75% in 2013, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2014 was 86.8% compared to 82.3% in 2013.

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

Sales and Marketing Expenses.  Sales and marketing expenses were $13.3 million in the year ended December 31, 2014, an increase of 40 % from $9.5 million in 2013.  The increase in sales and marketing expenses is due to the acquisition of JCA, marketing expenses including rebranding and enhancing customer relations.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised of 48% and 53% of our total sales and marketing expenses in 2013 and 2014, respectively.  Salaries, wages and benefits increased by $2.5 million from $4.6 million in 2013 to $7.1 million in 2014 mainly due to the acquisition of JCA, increase in sales, business development relating to geographical expansion, marketing expenses including rebranding and enhancing customer relations.

Depreciation of assets related to marketing activities comprised 4.5% and 5.0% of our total sales and marketing expenses in 2013 and 2014, respectively.  Depreciation increased from $0.43 million in 2013 to $0.67    million in 2014.

Agents and commission fees paid to third parties comprised 25.0% and 22.3% of our total sales and marketing expenses in 2013 and 2014, respectively.  Agents and commission fees were $ 2.4 million in 2013 and $2.9 million in 2014.

General and Administrative Expenses.  General and administrative expenses were $ 9.5 million for the year ended December 31, 2014, a decrease from $12 million in 2013.  As a percentage of revenues, general and administrative expenses were 10% and 7.1% in 2013 and 2014, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 33% and 40% of our total general and administrative expenses in 2013 and 2014, respectively.  Salaries, wages and service fees expenses were $4 million, in each 2013 and 2014.

Management and consulting fees paid to our principal shareholders were $398 thousand in 2013 and $ 222 thousand in 2014.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees decreased from $2.4 million in 2013 to $1.2 million in 2014.

Allowance for doubtful accounts was $2.4 million in 2013 and $1.3 million in 2014.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $297 thousand in the year ended December 31, 2014, a decrease of $ 158 thousand from $455thousand in 2013.  This decrease is primarily the result of decrease in Marketable securities investments.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in an expense of $0.32    million for the year ended December 31, 2014, an increase of $0.33  million from currency fluctuation and other financial income, net, of $0.01 million in 2013.

Changes in Fair Value of Embedded Currency Conversion Derivatives.  The change in fair value of embedded currency conversion derivatives resulted in income of $0.35 million for the year ended December 31, 2014, compared to an expense of $0.19 million in 2013.  The changes in the fair values of these embedded currency conversion derivatives are due to changes in the exchange rate fluctuations between the U.S. dollar and the Euro, and the amounts, timing, duration and composition of these contracts with customers and service providers. From 2013 the company designates the cash flows of these derivatives as hedging, gains or losses resulting from changes in the spot rate on the hedging instrument are recognized in other comprehensive income.

Income Taxes.  Income taxes were $1.6 million in the year ended December 31, 2014, an increase of $0.3 million from $1.3 million in 2013. Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The increase in the effective tax rate from 16.5% in 2013 to 23.82 % in 2014 was due to   expenses followed by the devaluation of NIS against the U.S. dollars in 2013 which resulted in lower NIS income for tax purposes. Conversely, in 2014, the increase of NIS against the U.S. dollars resulted in an increase in the effective tax rate due to financial income.

Net Income.  Net income was $ 5.1   million in the year ended December 31, 2014, a decrease of 21.0% from $6.5million in 2013.  The decrease is due primarily to an increase in sales and marketing expenses.

Segment Results.   For the years ended December 31, 2014, the gross income of our content management and distribution services to television and radio was $28.53 million, an increase of $1.0 million, or 3.65%, compared to gross income of $27.53 million in 2013.

For the year ended December 31, 2014, the gross income of our MSS business was $1.5 million, a decrease of $0.4 million, or 22.4%, compared to gross income of $1.9 million in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

	Year ended
	December 31, 2012		December 31, 2013
	(in thousands and as a percentage of total revenues)
Revenues	$113,400	100%	$121,795	100%
Cost of revenues	86,253	76.1	92,313	75.8
Gross income	27,147	23.9	29,482	24.2
Operating expenses:
Sales and marketing	7,388	6.5	9,517	7.8
General and administrative	10,106	8.9	12,003	9.9
Total operating expenses	17,494	15.4	21,520	17.7
Operating income	9,653	8.5	7,962	6.5
Financial income (expenses), net	1,521	1.3	(153)	0.1
Income before taxes on income	11,174	9.9	7,809	6.4
Income taxes	2,884	2.5	1,287	1.0
Net income	$8,290	7.3	$6,522	5.4

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

B.  Liquidity and capital resources

Principal Sources and Uses of Liquidity.  Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities.  We raised net proceeds of approximately $47.4 million in our initial public offering in November 2006.  Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers. We typically use our working capital to pay our suppliers, although, if needed, we may utilize the lines of credit provided to us by Bank Igud (approximately $3.85 million), Bank Hapoalim (approximately $3.5 million), Bank HSBC (approximately $5 million) and Bank Leumi (approximately $1.8 million) when an obligation to pay a supplier precedes the receipt of payments from customers.  At present we only utilize a portion of these lines of credit ($2.0 million from the combined credit line) mainly to provide guarantees required under several of our long-term contracts with our suppliers.  Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers and to expand our MSS offering and to expand and upgrade our teleport in Emek Ha’ela.

In 2012, 2013 and 2014, our capital expenditures included mainly investments in fixed assets of approximately $6.6 million, $11.0 million and $8.4 million, respectively,

           We intend to continue to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network.  For example, in 2008 we completed the acquisitions of the Hawley Teleport in Pennsylvania and the satellite business of Bezeq for an aggregate cost of approximately $20.5 million, in 2012 we completed the acquisition of Sm2’s business in the United States for an aggregate cost of approximately $1.2 million, and in September 2013 we completed the acquisition of JCA TV, a London-based provider of content preparation services, for an aggregate cost of approximately $9.0 million and deferred payment of up to $5.5 million payable three years after the closing subject to achievement of defined business results.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationships and potential value of synergies.

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

Cash and Cash Equivalents. Cash and cash equivalents were $12.1 million at December 31, 2012, $14.1 million at December 31, 2013 and $13 million at December 31, 2014.  The decrease from 2013 to 2014 was primarily due to a decrease in net cash provided by operating activities.  The increase from 2012 to 2013 was primarily due to an increase in net cash provided by operating activities.

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	15,892	21,301	10,493
Net cash used in investing activities	(2,416)	(14,348)	(7,128)
Net cash used in financing activities	(15,786)	(5,030)	(3,619)
Effect of translation adjustments	-	109	(910)

Increase (decrease) in cash and cash equivalents	(2,310)	2,032	(1,164)
Cash and cash equivalents — beginning of year	14,443	12,133	14,165
Cash and cash equivalents — end of year	12,133	14,165	13,001

Operating Activities

For the year ended December 31, 2014, net cash provided by operating activities was $10.5 million, a decrease of $10.8 million from $21.3 million of net cash provided by operating activities for the year ended December 31, 2013.  Our cash flow from operating activities was negatively impacted in 2014 compared to 2013 primarily by an increase in account receivable and an increase in account payable. For the year ended December 31, 2013, net cash provided by operating activities was $21.3 million, an increase of $5.4 million from $15.9 million of net cash provided by operating activities for the year ended December 31, 2012.  Our cash flow from operating activities was positively/ impacted in 2013 compared to 2012 primarily by a decrease in account receivable and an increase in account payable.  For the year ended December 31, 2012, net cash provided by operating activities was $15.9 million, a decrease of $0.3 million from $16.2 million of net cash provided by operating activities for the year ended December 31, 2011.  Our cash flow from operating activities was negatively impacted in 2012 compared to 2011 primarily by an increase in our accounts receivable.

Investing Activities

For the year ended December 31, 2014, we used $7.1 million net for investing activities which was comprised mainly of an investment in fixed assets. For the year ended December 31, 2013, we used $14.3 million net for investing activities which was comprised mainly of investments of $11 million in fixed assets, $7.9 million in business combination less $4.4 million related to net proceeds from marketable securities.  For the year ended December 31, 2012, we used $2.4 million net for investing activities which was comprised mainly of investments of $6.6 million in fixed assets, $1.2 million in business combination less $5.4 million related to net proceeds from marketable securities.

Financing Activities

During the years ended December 31, 2012, 2013 and 2014, we paid dividends to our shareholders in the amount of $15.8 million, $5.0 million and $3.5 million, respectively.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2014.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 “Information on the Company – Property, plants and equipment” for a description of these leases.

We lease cars for employees under operating leases.  Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

The following are the contractual commitments at December 31, 2014, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Facility Leases	$5,456	$1,011	$1,526	$1,433	$1,485
Operating Car Leases	$584	$407	$178	$0	$0
Operating Network Leases	$107,946	$47,626	$50,378	$9,901	$41
Total	$113,986	$49,044	$52,082	$11,334	$1,526

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Dr. Shlomo Shamir (1)	67	Chairman of the Board
Avi Cohen	61	Chief Executive Officer
Shmulik Koren	44	Chief Financial Officer
Yaron Ravkaie	46	Chief Business Officer
Ziv Mor	39	Chief Technology Officer
Tzurit Golan	43	VP HR & OD
Elad Manishviz	46	Chief Marketing Officer
Nissim Barda	58	VP Operations
David Assia (2)(3)(4)(5)(6)	63	Director
Harel Beit-On (1) (6)	55	Director
Yigal Berman (6)	66	Director
Vered Levy-Ron (2)(3)(4)(5)	48	Director
Alexander Milner	74	Director
Ron Oren	43	Director
Tim Richards	52	Director
David Rivel	68	Director
Yaron Sheinman (2)(4)(5)	60	Director
Ayal Shiran (1)	49	Director

(1)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)

(3)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RR Media, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and Chairman of the Board of Directors of Velox Pure Digital Lts. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California..

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

Shmulik Koren has been our Chief Financial Officer since May 2013. Prior to joining our company, Mr. Koren served as CFO and COO of Orbit Technologies Ltd. (TASE: ORBI) for three years from 2010 and was responsible for worldwide finance, facility, IT, legal, IR and operations departments. Prior to Orbit, between 2006 to 2009, Mr. Koren served as President and CEO of Better Online Solutions (B.O.S.) Ltd. (NASDAQ and TASE: BOSC). From 1999 to 2006, he served as CFO and as a director of the Visonic Group (London and TASE: VSC.L and VSC.TA). Mr. Koren is a certified CPA in Israel and holds a B.A. degree in Business Administration and Accounting from Tel Aviv College of Business, an International MBA from the Herriot–Watt University Business School and an LL.M. degree from Bar Ilan University.

Yaron Ravkaie joined RR Media in January 2015 as Chief Business Officer. Prior to joining our company Mr. Ravkaie served as the President of the Mobile Financial Services Division in Amdocs (NASDAQ: DOX) for two years executing an M&A and a successful PMI with a global organization offering mobile payments and mobile commerce. From 2008 through 2012, Mr. Ravkaie served as President of the AT&T division, with a $1B P&L, the largest in Amdocs, running sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. Mr. Ravkaie joined Amdocs in 1998 and, after a brief stint in the Israel Development Center he relocated to the US, where he performed various director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an MBA from the University of Beersheba and a BSc in Industrial Engineering & Management from the Technion, Haifa.

Ziv Mor has been our Chief Technology Officer since June 2010.   From December 2006 until June 2010, Mr. Mor served as our Chief Technology Officer. From January 2003 until December 2006,Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

Tzurit Golan joined RR Media in March 2013 as VP HR & OD.  Prior to joining RR Media, Ms. Golan held several executive HR positions in the high-tech industry. During 2012, she was the Head of International HR at AudioCodes Ltd. (NASDAQ: AUDC). Prior to joining AudioCodes, Ms. Golan was VP HR at Orbit Technologies Ltd. (TASE: ORBI) from 2010 to 2012, and Director HR at Alvarion Ltd. (NASDAQ: ALVR) from 2006 to 2009.  Ms. Golan holds a B.A. in Behavioral Sciences from the College of Management and an M.A. in Organizational Sociology from Ben-Gurion University.

Elad Manishviz joined RR Media in January 2014 as Chief Marketing Officer. Mr. Manishviz is a business leader with over 15 years’ experience in the digital media, entertainment, video and online advertising market segments. He has held a variety of executive positions in global media-related software, communications and internet-focused companies.  From April 2013 until January 2014, Mr. Manishviz was the CEO of Wallstream, a startup company, providing a unique social media video advertising channel to top brands advertisers.  Prior to that, from October 2011 to January 2013, Mr. Manishviz was VP Products and Strategy at DG- MediaMind where he was responsible for all strategic product and operational aspects of the company’s converged video advertising delivery business.  Mr. Manishviz served as a VP of Products at NDS (acquired by Cisco in 2012) from January 2000 to November 2011, where he defined the product scope, roadmap and business aspects of NDS’s established and innovative products, such as DVR technology, VOD solutions, interactive applications, targeted advertising and the first hybrid multi-screen E2E OTT video platform. Mr. Manishviz holds an Executive MBA from the Hebrew University and a BA degree in Management and Mass Media from the Academic College in Tel-Aviv Jaffa.

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

Yigal Berman, a member of our Board of Directors since December 2013, is the President and Chief Financial Officer of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors from October 2007 through December 2013.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University

Vered Levy-Ron, a member of our Board of Directors since January 2007, is Vice President at Landa Labs since August 2014 and was the CEO of HumanEyes Technologies from February 2010 to July 2014 and has remained as an advisor to the HumanEyes Board Prior to that, she was president of DaLi Advisory from September 2005 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

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

Tim Richards, a member of our Board of Directors since November 2014 currently sits on several boards within the media industry: Senior Partner of Ravensbeck, a business improvement team focusing on the media industry; Chairman of Clusters, a quantitative analysis and research consultancy that uses world class bespoke segmentation and other techniques to bring the voice of customers and consumers into business decision-making; and Chairman of IBC - the essential global forum for everyone engaged in creating, managing and delivering electronic media, entertainment technology and content. Mr. Richards is an acknowledged world expert on media operations and business practices with more than 25 years' international experience including blue chip companies such as The Walt Disney Company from 1995 to 2005, Sparrowhawk Media (Hallmark Channel) from 2005 until 2007, QVC from 1993 until 1995 and other private equity-funded ventures and start-ups. In 2005, as Chief Operating Officer, Mr. Richards was part of the management team which led the private equity-backed buyout of the international television assets of Crown Media to form Sparrowhawk Media. Prior to this Mr. Richards served as EVP, Operations for Walt Disney Television International also serving as Chairman of Disney's Media Technology Board during his 10 years at the company. Mr. Richards has spent the last 10 years of his career operating at C-level and board roles in the media industry around the world. Mr. Richards began his career as an independent producer and has worked extensively in the TV News business.

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

The term of each of our directors, other than our outside directors, will expire at the time of our 2015 annual general meeting of shareholders.  The term of our outside directors will expire in January 2016.

B.  Compensation

The following table sets forth the annual compensation earned during fiscal 2014 by RR Media’s Chief Executive Officer and the next four most highly-compensated directors and executive officers (in U.S. dollars).

Name and Position	Salary Cost	2014 Cash Bonus	Value of Option Awards	Other Compensation *	Total
Avi Cohen, CEO (1)	400,607	-	90,000	28,732	519,339
Simon Kay, Managing Director RR Media Europe Limited (2)	283,735	-	23,243	987	307,966
Lior Rival, (former CCO) (4)	256,422	-	25,139	24,565	306,126
Nick Pannaman, Managing Director RR Media Europe Limited (3)	274,654	-	23,243	987	298,885
Ohad Har Lev, (former President RR Media Inc.) (5)	207,680	-	35,398	51,000	294,078

(1) The company and Mr. Cohen may terminate the agreement with an advance notice of 90 days, and the term of the current agreement expires December 31, 2015 if not extended by the parties.
(2) The company and Mr. Kay may terminate the agreement with an advance notice of 90 days.
(3) The company and Mr. Pannaman may terminate the agreement with an advance notice of 90 days.
(4) Mr. Lior Rival left the Company on January 31, 2014. See Item 7 part B.
(5) Mr Ohad Har Lev left the Company on January 31, 2014.

(*) consists primarily of car leasing expenses.

The aggregate direct compensation we paid to our executive officers as a group for the year ended December 31, 2014 was $3 million.  This amount includes $ 300,000 that was set aside or accrued to provide for severance and retirement insurance policies.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

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

In addition, commencing May 2011, in consideration for the services provided to the company, we pay a company controlled by the Chairman of our board of directors a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  In September 2012 we also granted the Chairman of our board of directors options to purchase 200,000 ordinary shares at an exercise price of $5.28 vesting over a period of three years and nine months, with an expiration date of June 2016.

During 2014, we did not grant our directors any equity-based compensation.

During 2014, we granted our executive officers options to purchase 85,000 ordinary shares, at exercise prices ranging from $7.90 to $8.62 per ordinary share that vest over a period of four years, with expiration dates ranging from January 2018 to February 2018.

As of December 31, 2014, there were outstanding options to purchase 1,246,406 ordinary shares granted to our executive officers, employees and directors as a group, at exercise prices ranging from $5.22 to $8.95 per ordinary share, with expiration dates ranging from June 2016 to December 2018.  Other than as specified in the share ownership table under Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders,” none of our directors and officers holds more than 1% of our outstanding shares.

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

Our principal shareholder, Viola Private Equity, is a party to shareholders agreements with each of Del-Ta Engineering and David Rivel with respect to the election of directors and other matters.  For a detailed description of these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions.”

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

Outside Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, whom we have reelected in January 2013.  All of the outside directors must serve on our audit committee and compensation committee (including one outside director serving as the chair of the audit committee and compensation committee), and at least one outside director must serve on each other committee of our board of directors.  In addition, at least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law.  Our board of directors has determined that our outside director, Mr. David Assia, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has “financial and accounting expertise,” and our other outside director, Ms. Vered Levy-Ron, is independent under the applicable SEC, NASDAQ Marketplace Rules and the Companies Law and has “professional expertise.”  Our board of directors has also determined that each of Mr. Assia and Ms. Levy-Ron is an expert outside director, as defined in the Companies Law regulations.

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

D.  Employees

As of December 31, 2014, we had 335employees, of whom 230 were in operations, 61 were in sales and marketing, and 44 were in general and administration; as of December 31, 2013, we had 319 employees, of whom 220 were in operations, 58 were in sales and marketing, and 41 were in general and administration; and as of December 31, 2012, we had 319 employees, of whom 186 were in operations, 32 were in sales and marketing, and 40 were in general and administration.  Competition for personnel in our industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes twelve employees in the MSS business as of December 31, 2014, of whom five were in operations and seven in sales and marketing; thirteen employees in the MSS business as of December 31, 2013, of whom seven were in operations and 6 in sales and marketing; and nine employees in the MSS business as of December 31, 2012, of whom four were in operations and five in sales and marketing.

As of December 31, 2014, 246 of our employees were located in Israel, 55 of our employees were located in the United Kingdom and 33 employees were located in the United States; as of December 31, 2013, 243 of our employees were located in Israel, 46 of our employees were located in the United Kingdom and 31 employees were located in the United States; and as of December 31, 2012, 236 of our employees were located in Israel and 22 employees were located in the United States.

Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees by order of the Israeli Ministry of Economy.  These provisions principally concern the maximum length of the work day and the work week for employees.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index.  The amounts and frequency of such adjustments are modified from time to time.  In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law (“Section 14”), the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing 2009, we entered into agreements with a majority of our employees in order to implement Section 14.  Therefore, beginning on that date, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore we incur no additional liability since that date with respect to such employees.  In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer.  These amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from approximately 7% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  All of our full-time employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order of the Israeli Minister of Economy, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.

E.  Share ownership

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A. “Major Shareholders and Related Party Transactions – Major shareholders.”

2006 Israel Equity Incentive Plan

We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2006 Israel Equity Incentive Plan, as amended in June 2011, June 2012, August 2013 and January 2015, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102. As of December 31, 2014, the total number of ordinary shares that are available for grant under our plan is 147,958, which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

The terms of the granted options provide that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche.

During the year ended December 31, 2014, we granted our employees options to purchase 200,000 ordinary shares at exercise prices ranging from $7.69 to $8.95 per ordinary share.  During the year ended December 31, 2014, we did not grant our directors any options to purchase ordinary shares. As of December 31, 2014, we had outstanding options under the plan to purchase 1,246,406 ordinary shares.  As of December 31, 2014, no other awards were outstanding under the plan.

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

A.  Major shareholders

The following table shows information as of February 28, 2015 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,392,072 ordinary shares outstanding as of February 28, 2015.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of  February 28, 2015.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RR Media Ltd., RR Media Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	137,500	*
Avi Cohen	171,875	1%
Shmulik Koren	-	-
Yaron Ravkaie	-	-
Ziv Mor	7,969	*
Tzurit Golan	21,250	*
Elad Manishviz	-	-
Nissim Barda	-	-
David Assia	19,000	*
Harel Beit-On	-	-
Yigal Berman	-	-
Vered Levy-Ron	10,000	*
Alexander Milner	-	-
Ron Oren	6,667	*
Tim Richards		-
David Rivel (2)	821,381	4.6%
Yaron Sheinman	-	-
Ayal Shiran	-	-
All directors and officers as a group (18 persons)	1,195,641	6.7%

Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (3)	5,940,367	34.16%
Viola A.V. RRsat, Limited Partnership (4)	4,958,374	28.51%
Harel Insurance Investments & FinancialServices Ltd. (5)	1,119,773	6.443%
Diker Management LLC (6)	908,948	5.23%

* Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of February 28, 2015.

(2)	Based on Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.

(3)
Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 4059300.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2015, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.9% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2015, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd. of such shares Rapac Communication & Infrastructure Ltd. directly holds 251,228 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(4)
Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 2014 and on other information provided to us.  The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 Ordinary Shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

(5)
Based on Schedule 13G/A filed with the SEC on February 12, 2015.  The address of Harel Insurance Investments & Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.  In accordance with the Schedule 13G/A, (i) 1,089,473 ordinary shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 ordinary shares are beneficially held for its own account.

(6)	Based on Schedule 13G filed with the SEC on February 17, 2015. The address of Diker Management, LLC is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

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

According to our transfer agent, as of February 28, 2015 we had 4 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 8,280,669 ordinary shares representing approximately 47.56% of the outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.  Related party transactions

Shareholders Agreements

Del-Ta-Viola Shareholders Agreement.  On April 17, 2013, Del-Ta Engineering and Viola entered into a shareholders agreement relating to their holdings in RR Media.  The key terms of the agreement are as follows:

RR Media Shareholders Meeting – Each of the parties agreed to cause RR Media to call a general meeting of shareholders as soon as possible after the consummation of the sale of ordinary shares by Kardan Communications to Viola, for the purpose of:

1.
amending RR Media’s Articles of Association (i) to increase the size of RR Media’s board of directors and provide that members of RR Media’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RR Media’s directors and a supermajority of more than 70% of the voting directors for approving specified matters; and

2.
replacing all the serving members of RR Media’s board of directors in accordance with the nominee designation process agreed upon between Del-Ta Engineering and Viola, as described below (other than the two outside directors, and a third unaffiliated director).

At our 2013 annual general meeting of shareholders, our shareholders approved the amendment of our Articles of Association as set forth above and elected directors as described above.  See Item 10.B. “Additional information – Memorandum and articles of association”.

RR Media Board Designation – The parties agreed that each shareholder shall designate four directors to RR Media’s board of directors and one outside director, and jointly agree on the identity of a third unaffiliated director, and vote their ordinary shares (including ordinary shares for which each party holds voting power) in favor of such designated nominees.  The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 ordinary shares and more than 1,734,656 ordinary shares.

Appointment of Chairman – The parties agreed that the Chairman of RR Media’s board of directors will be elected out of the designated directors of the party holding a greater portion of RR Media’s voting power, subject to the prior written consent of the other party.  Currently, Del-Ta Engineering holds the largest voting power in RR Media, and therefore has the right to designate the Chairman of RR Media’s board of directors.  Viola shall obtain such appointment right if its voting power of RR Media exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to discretion of RR Media’s board of directors from time to time and to the extent permitted by applicable law, RR Media shall distribute to its shareholders, after the end of each calendar quarter 50% of the net income recorded in RR Media’s quarterly financial statements for such preceding quarter.

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

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of ordinary shares by the other party, other than purchases (i) in connection with the purchase by Viola from Kardan Communications and David Rivel (including any option rights thereunder or pursuant to exercise of its rights under the shareholders agreements with David Rivel and Kardan Communications), (ii) from specified permitted transferees or (iii) limited purchases of ordinary shares on the market up to 4% of RR Media’s issued and outstanding share capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the agreement when the other party holds in the aggregate less than 10% of the voting power of RR Media.

David Rivel-Viola Shareholders Agreement.  On April 4, 2013, Viola and David Rivel entered into a Shareholders Agreement relating to their holdings in RR Media.  The key terms of the shareholders agreement are as follows:

•
Voting Undertaking.  David Rivel agreed to vote his ordinary shares as directed by Viola for as long as Viola and its affiliates beneficially own at least 5% of RR Media’s issued and outstanding share capital, and Viola agreed to vote its ordinary shares in favor of the appointment of David Rivel as a director of RR Media so long as it can appoint three directors to the board of RR Media and David Rivel continues to maintain his shareholding in RR Media.  In addition, David Rivel delivered to Viola an irrevocable proxy to vote such shares.

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

•
Tag-Along.  Each shareholder was granted a right to tag along to any proposed sale of ordinary shares or other securities of RR Media by the other party.  The tag along right does not apply to sales on a stock exchange under Rule 144.

•
Term and Termination.  Each party may terminate the agreement by written notice on any date on which Viola holds in the aggregate less than 10% of RR Media’s issued and outstanding share capital.  In addition, Viola may terminate the agreement by written notice commencing on the first date on which David Rivel holds in the aggregate less than 2.5% of RR Media’s issued and outstanding share capital.  The agreement shall also automatically terminate upon the consummation of a liquidation event in RR Media.

Management Services Agreement.

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications, which was extended in June 2011.  In accordance with its term, in June 2014 the agreement terminated.  The payments pursuant to this agreement totaled $398,000 in each of 2012 and 2013 and $150,000 in 2014.

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

We also agreed to pay Mr. Rivel, following the termination of the agreement on June 30, 2012, $650,000 in consideration for a non-competition undertaking on his part, payable in installments over a period of 24 months through June 2014.

Consulting Agreement and Finder’s Agreement with Datacom.  Pursuant to a consulting agreement we entered with Datacom in December 2011, as amended in September 2012, Datacom provided consulting services to RR Media, as requested and directed from time to time by the Chairman of the board of directors and Chief Executive Officer.  The agreement extended for a period of two years and terminated in June 30, 2014.  In consideration for the services, we paid Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments per year, and reimbursed Datacom for certain car expenses incurred by Mr. Rivel.

Pursuant to a finder’s agreement we entered with Datacom in September 2012, as amended in January 2013, Datacom was entitled to a success fee relating to new customers entering into contracts during the term of the agreement which entitled the company to receive revenue in excess of $120,000 on an annual basis.  The agreement extended for a period of two years and terminated on June 30, 2014.

Lior Rival and Maya Rival.  Lior Rival, the son of David Rivel, served as our Chief Commercial Officer through January 31, 2015, and Maya Rival, the daughter of David Rivel, served as our Vice-President Procurement and Special Projects through February 13, 2015.

The compensation paid to Lior Rival and Maya Rival in 2014 is included in the aggregate direct compensation amount reported under Item 6 “Directors, Senior Management and Employees – Compensation.”

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

Chairman Services Agreement

In June 2011 we entered into a Chairman Services Agreement with a company controlled by Dr. Shlomo Shamir, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Dr. Shamir to us, his company is entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  Pursuant to its terms, the Chairman Services Agreement is currently effective until June 30, 2015, and, subject to Dr. Shamir continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.  In addition, in September 2012, we granted Dr. Shamir options to purchase 200,000 Ordinary Shares at an exercise price of $5.28, vesting over a period of 4 years.

Consulting Arrangements - Tim Richards

Pursuant to a consulting agreement between our director, Tim Richards, and the company, Mr. Richards provides strategic consulting services to the company for an annual fee of $30,000, and the Compensation Committee is authorized to approve, from time to time, the engagement of Mr. Richards to provide special consulting services on a project by project basis not to exceed aggregate fees of $100,000 on an annual basis (in excess of the annual retainer fee).

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

Dividend policy

We distributed to our shareholders cash dividends of $15.8 million, $5.0 million and $3.5 million in 2012, 2013 and 2014, respectively.

Our board of directors adopted in October 2014 a new dividend policy pursuant to which, subject to applicable law and the discretion of the board of directors from time to time, we shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors that our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  Dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect to pay or not pay dividends in the future or change our dividend policy.

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

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2014.

ITEM 9.                  THE OFFER AND LISTING

A.  Offer and listing details

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Since February 17, 2015, our ordinary shares are trading under the symbol “RRM.”  Prior to November 1, 2006, there was no public market for our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Select Market:

	High	Low

2010	$12.50	$6.70
2011	$8.03	$3.77
2012	$6.96	$3.50
2013	$9.35	$6.45
2014	$9.60	$6.06

2013
First quarter	$8.50	$6.45
Second quarter	$9.35	$7.25
Third quarter	$8.62	$6.97
Fourth quarter	$8.53	$7.41
2014
First quarter	$9.39	$8.1
Second quarter	$9.61	$8.52
Third quarter	$9.50	$6.66
Fourth quarter	$8.04	$6.06
Most recent six months

September 2014	$7.55	$6.66
October 2014	$7.48	$6.06
November 2014	$7.88	$7.15
December 2014	$8.04	$7.20
January 2015	$7.70	$6.51
February 2015	$7.79	$6.00
March 2015 (through March 08, 2015)	$7.60	$7.26

On March 6, 2015, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $7.29 per share.  According to our transfer agent, as of March 06, 2015 there were 4 holders of record of our ordinary shares.

B.  Plan of distribution

Not applicable.

C.  Markets

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Since February 17, 2015, our ordinary shares are trading under the symbol “RRM.”

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

Ordinary Shares

Our authorized share capital consists of 27,000,000 ordinary shares, par value NIS 0.01 per share.  As of February 28, 2015, we had 17,392,072 ordinary shares outstanding.

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

Meetings of the Board of Directors

Our articles of association provides that the quorum for a meeting of the Board of Directors shall generally be a majority of directors then in office, and the required vote shall be the affirmative vote of the directors attending the meeting; provided, however, that the following matters shall require a threshold quorum of 70% of the directors then in office and a supermajority of more than 70% of the voting directors for approving the following specified matters:

•	material changes in the nature of RR Media’s business;

•	the issuance of RR Media securities constituting more than 25% of RR Media’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

•	the appointment and removal of RR Media’s chief executive officer, and amendment of his/her employment terms;

•	an acquisition or investment by RR Media in excess of $30 million; and

•	a change to RR Media’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect.

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

Ownership Limitations.  Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RR Media may be acquired or transferred, directly or indirectly.  Our license was amended in connection with our initial public offering in November 2006 to provide, among other things, that should a shareholder, other than our shareholders prior to the initial public offering, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Director General of the Ministry of Communications, its holdings will be converted into dormant shares for as long as the Ministry of Communications’ consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.  For additional information regarding the provisions of our amended license as it relates to restrictions on the transfer of control, see Item 4.B. “Information on the Company – Business Overview – Regulation – Israeli Regulation – Ministry of Communications.”

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

Articles of Association.  Our Articles of Association requires a threshold quorum of 70% of RR Media’s directors and a supermajority of more than 70% of the voting directors for approving specified key matters, as described above under “– Meetings of the Board of Directors”.  This special approval threshold can have an  effect of delaying, deferring or preventing a change of control.

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

Corporate Tax Structure in Israel

Generally, Israeli companies were subject to corporate tax at the rate of 25% for the 2013 tax year, and were subject to corporate tax at the rate of 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

U.S. Federal Income Tax Consequences

The following is a summary of what we believe to be the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. The following discussion is not exhaustive of all possible tax considerations.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect.  Such change could materially and adversely affect the tax consequences described below.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, or any state, local, or foreign tax consequences of the ownership and disposition of ordinary shares.  (See “Taxation in Israel” above.)

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as:  banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings “S” corporations,; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons that own (or are deemed to own, indirectly, or by attribution)10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares , is  no substitute for consultation by actual or prospective investors with their own tax advisors, and does not constitute tax advice.  We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

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

If a domestic or foreign partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  A holder of ordinary shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

Taxation of U.S. Holders

The discussion in “Distributions on Ordinary Shares” and “Dispositions of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares

General.  Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of your pro rata share of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any foreign (e.g., Israeli) taxes withheld.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations.  Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.  The additional 3.8% “net investment income tax” (described below) may apply to dividends received by you if you meet certain modified adjusted gross income thresholds.
.

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

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), dividends that are treated as “qualified dividend income” (“QDI”) are taxable at a favorable tax rates of up to 20%, depending on the specific facts of the shareholder.  Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  The IRS has determined that the United States-Israel income tax treaty is satisfactory for this purpose.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year.  We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.  However, please see the discussion under “Passive Foreign Investment Company” below. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are, subject to the conditions described below, expected to be eligible for the reduced QDI tax rate, although we can offer no assurances in this regard.

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

In-Kind Distributions.  Distributions to you of new ordinary shares or rights to subscribe for new ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.  The adjusted tax basis of the new ordinary shares or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution.  However, in the case of a distribution of rights to subscribe for ordinary shares, the adjusted tax basis of the new rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above , or if the rights are not exercised and thus expire.  Your holding period for the new ordinary shares or rights will generally include the holding period for the old ordinary shares on which the distribution was made.

Foreign Tax Credits.  Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel treaty, any foreign (e.g., Israeli) taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income.  The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

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

Dispositions of Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss on the sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the U.S. dollar value of (i) the amount realized on the sale, exchange, or other taxable disposition (e.g., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis (determined under U.A. federal income tax rules)in the ordinary shares.  Such gain or loss will be capital gain or loss.

If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to non-corporate U.S. Holders.  If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

The additional 3.8% “net investment income tax” (described below) may apply to gains that you recognize upon the sale, exchange, or other taxable disposition of our ordinary shares if you meet certain modified adjusted gross in come thresholds.
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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.  In determining whether or not we are a PFIC, we are relying on our projected revenues and projected capital expenditures.  If our actual revenues and capital expenditures do not match our projections, we may become a PFIC.  For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase.  In addition, our determination is based on a current valuation of our assets, including goodwill (generally an active asset).  In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares.  Such market price may fluctuate, and may be especially volatile for a technology company such as us.  If our market capitalization is less than anticipated or subsequently declines, this may decrease the value of our goodwill and we may become a PFIC.  Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill.  We believe our valuation approach is reasonable.  However, it is possible that the IRS will challenge the valuation of our assets, including goodwill, which may result in our being a PFIC.

We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.  However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our past, present, or future PFIC status.

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

Additional Net Income Investment Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Net Income Investment Tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock. For individuals, the additional Net Income Investment Tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

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

F.  Dividends and paying agents

Not applicable.

G.  Statements by experts

Not applicable.

H.  Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We intend to post our Annual Report on Form 20-F on our website (www.rrmedia.com) promptly following the filing of our Annual Report with the SEC.  The reference to our website is an inactive textual reference only and the information on, or accessible through, our website is not part of this Annual Report.

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

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at RR Media Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel.

I.  Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  During 2014, 66.3% of our revenues and 70% of our network service providers expenses were in U.S. dollars. Although our functional currency is the U.S. dollar, approximately 24.7% of our revenues in 2014 and approximately 27% of our network service provider’s costs in 2014 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in NIS, as well as a small portion of our agreements with customers. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  Further, if more customers or vendors will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.  In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers.  Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations. In order to reduce this exposure, we use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross income, operating expenses and eventual cash flows.  We are exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

As of December 31, 2014, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and one brokerage firm located in the United States based on our investment policy, reviewed from time to time under the supervision of the investment committee of our board of directors, and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion, we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

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

The net proceeds that we received as a result of the offering were approximately $47.4 million.  As of December 31, 2014, we used $15.6 million of the proceeds for our 2008 acquisition of Bezeq’s satellite business, $4.9 million of the proceeds for our 2008 acquisition of the Hawley Teleport in Pennsylvania and the remainder was used for investments in infrastructure.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to ensure (i) that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the guidelines established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992.  Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.  We reviewed the results of management’s assessment with the Audit Committee of our board of directors.  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2014.

Inherent limitations on effectiveness of controls

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

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

ITEM 16B.            CODE OF ETHICS

In October 2006, our board of directors adopted a code of ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller and other individuals who perform similar functions.  In February 2011, our board of directors adopted an amended code of ethics. The updated code of ethics has been posted on our website at www.rrmedia.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

The table below summarizes the total amounts that we were billed by our independent accountants, Somekh Chaikin, a member firm of KPMG International, related to the following periods.

	Year Ended December 31, 2013	Year Ended December 31, 2014
	(in thousands)
Audit fees	$223	$167
Audit-related fees	-
Tax fees (1)	17	-
All other fees	-
Total	$240	$167
 _______________________

(1)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.  In 2014, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy.  Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.             EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.             PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2014 our Board of Directors approved a program to repurchase up to $5 million of ordinary shares. According to the program, share repurchases, which shall be funded from available working capital, will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors, and in accordance with all applicable securities laws and regulations.

During 2014 (commencing November 12, 2014), we used $146,000 to repurchase 18,517 ordinary shares which were repurchased under the repurchase program, as described above. The table below provides detailed information.

Period	(a)	Total Number of Ordinary Shares Purchased	(b)	Average Price per Ordinary Share	(c)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d)	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
November 1 – November 30		10,692		$7.74		10,692		$4,917,244
December 1 – December 31		7,825		$7.82		18,517		$4,856,052
Total		18,517		-N/A		18,517		$4,856,052

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

4.2
RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form F-1, Commission File No. 333-137930, filed on October 10, 2006).

4.3
Amendment to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2011, filed on May 25, 2011).

4.4
Amendment No. 2 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan(incorporated herein by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-8, filed on August 15, 2012).

4.5
Amendment No. 3 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-8, filed on September 12, 2013).

4.6	Amendment No. 4 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan.
4.7
Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2012, filed on August 21, 2012).

4.8
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

4.13
Amendment to Network Services Distribution Agreement, dated March 23, 2010, between Inmarsat Global Limited and the Registrant (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.14
Unprotected Lease Agreement, dated March 28, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (translated from Hebrew) (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.15
Addendum to the Unprotected Lease Agreement, dated June 6, 2010, between Nahalot Bareket – Agricultural Cooperative Ltd. and the Registrant (Translated from Hebrew) (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 21, 2011).+

4.16
Share Purchase Agreement, dated as of September 3, 2013, by and among the registrant and Nicholas Paul Pannaman, Simon Paul Kay and Matthew James Bowman (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on March 20, 2014(.

4.17
RR Media Global Communications Network Ltd.’s Executive Compensation Policy (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2013, filed on November 19, 2013).

4.18
RR Media Global Communications Network Ltd.’s Directors Compensation Policy (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2013, filed on November 19, 2013).

8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15	0Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.
101. INS	XBRL Instance Document++

101.SCH	XBRL Taxonomy Extension Schema Document++
101.CAL	XBRL Taxonomy Calculation Linkbase Document++
101.LAB	XBRL Taxonomy Label Linkbase Document++
101.PRE	XBRL Taxonomy Presentation Linkbase Document++
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document++
+	Confidential treatment granted by the SEC as to certain portions.

++
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”) Consolidated Financial Statements As of December 31, 2014

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Index to the Consolidated Financial Statements as of December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RR Media LTD (Formerly “RRsat Global Communications Network LTD”).

We have audited the accompanying consolidated balance sheets of RR Media LTD (formerly “RRsat Global Communications Network LTD”) and subsidiaries (the Company) as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in  equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 15, 2015

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Balance Sheets

In thousands, except share data

		December 31	December 31
	Note	2013	2014
Current assets
Cash and cash equivalents	1F;2	$14,165	$13,001
Marketable securities	1G:3	9,998	8,970
Accounts receivable (net of provision for doubtful accounts
of $6,938 and $5,323 as of December 31, 2013 and
December 31, 2014, respectively)	1H	20,731	23,457
Other receivable	4, 18	2,163	2,343
Deferred taxes	14, 1P	2,095	2,038
Prepaid expenses		2,868	2,839

Total current assets		52,020	52,648

Long-term prepaid expenses	5	3,045	3,156
Long-term land lease prepaid expenses		7,469	7,380
Assets held for employee severance payments	1I	2,120	1,892
Fixed assets, net	1J; 6	46,444	45,669
Goodwill	1K	11,277	11,286
Intangible assets, net	1L;15	6,203	5,528

Total long term assets		76,558	74,911

Total assets		$128,578	$127,559

Avi Cohen	Shmuel Koren
CEO	CFO
March 15, 2015

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Balance Sheets (cont’d)

		December 31	December 31
	Note	2013	2014
Liabilities and equity

Current liabilities
Account payable:
Trade		$17,181	$18,414
Other	7	4,815	5,482
Deferred income	1Q;8	6,037	4,867

Total current liabilities		28,033	28,763

Long-term liabilities
Deferred income	1Q;8	9,076	7,714
Liability in respect of employee severance payments and others	1R;9	2,854	2,993
Contingent consideration in respect of acquisition	13	3,820	3,550
Deferred taxes	1P;14	4,312	3,702

Total long-term liabilities		20,062	17,959

Total liabilities		48,095	46,722

Commitments, contingent liabilities and liens	10

Shareholders’ equity	11
Share capital
Ordinary share NIS 0.01 par value each (27,000,000
authorized as of December 31, 2013 and
December 31, 2014, 17,346,561 shares issued and fully paid
as of December 31, 2013 and 17,392,072 shares issued and
fully paid as of December 31, 2014)		40	40
Additional paid in capital		53,879	54,572
Retained earnings		25,723	27,400
Treasury stock		-	(146)
Accumulated other comprehensive income (loss)		841	(934)

Total shareholders’ equity		80,483	80,932

Non-controlling interest		-	(95)

Total equity		80,483	80,837

Total liabilities and equity		$128,578	$127,559

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)
Consolidated Statements of Income

In thousands, except share and per share data

		Year ended December 31
	Note	2012	2013	2014
Revenues
Content management and distribution services		$104,444	$110,757	$119,750
Mobile satellite services		8,956	11,038	11,476
Total revenues	1Q ;12	113,400	121,795	131,226

Cost of revenues
Content management and distribution services		78,884	83,227	91,215
Mobile satellite services		7,369	9,086	9,961
Total cost of revenues		86,253	92,313	101,176

Gross income		27,147	29,482	30,050

Operating expenses

Sales and marketing		7,388	9,517	13,329

General and administrative		10,106	12,003	9,544

Total operating expenses		17,494	21,520	22,873

Operating income		9,653	7,962	7,177

Financial income (expenses), net		1,521	(153)	(541)

Income before taxes on income		11,174	7,809	6,636

Income taxes	1P; 14	2,884	1,287	1,581

Net income		$8,290	$6,522	$5,055

Net loss attributable to non-controlling interest		-	-	(95)

Net income attributable to shareholders		$8,290	$6,522	$5,150

Earnings per ordinary share attributable to shareholders	1O
Basic earnings per share		0.48	0.38	0.30

Diluted earnings per share		0.48	0.37	0.29
Weighted average number of shares used to compute:

Basic earnings per share		17,346,561	17,346,561	17,365,608

Diluted earnings per share		17,346,561	17,571,188	17,671,975

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Statements of Comprehensive Income

In thousands

	Year ended December 31
	2012	2013	2014
Net income	$8,290	$6,522	$5,055

Other comprehensive income, net of tax:

Foreign currency translation adjustments	-	170	(197)
Unrealized change in available for sale securities,
net of tax effect of $50,$20,$21, for the years 2012,2013 and
2014, respectively	150	(58)	(57)

Reclassification adjustments for losses (profit)
of investment securities, net of tax effect of $23,$21,$10,
for the years 2012, 2013 and 2014, respectively	69	(66)	28

Cash flow hedging derivatives, net of tax effect of $86,$374,
$461, for the years 2012, 2013 and 2014, respectively	259	1,060	(1,278)

Reclassification adjustments for loss
of hedging derivatives, net of tax effect of $13,$228,$97
for the years 2012, 2013 and 2014, respectively	(40)	(633)	(271)

Total other comprehensive income (loss) net of tax	438	473	(1,775)

Total comprehensive income	$8,728	$6,995	$3,280

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Statements of Changes in Equity

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	Income (loss)	Total
Balance as of January 1, 2012	17,346,561	$40	$53,010	$31,727	$(70)	$84,707

Change during 2012
Stock-based compensation	-	-	302	-	-	302
Dividend paid $0.91 per share	-	-	-	(15,786)	-	(15,786)
Net income	-	-	-	8,290	-	8,290
Other comprehensive income	-	-	-	-	438	438

Balance as at December 31, 2012	17,346,561	$40	$53,312	$24,231	$368	$77,951

Change during 2013
Stock-based compensation	-	-	567	-	-	567
Dividend paid $0.29 per share	-	-	-	(5,030)	-	(5,030)
Net income	-	-	-	6,522	-	6,522
Other comprehensive income	-	-	-	-	473	473

Balance as of December 31, 2013	17,346,561	$40	$53,879	$25,723	$841	$80,483

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Attributable to owners of the company
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income (loss)	stock	interest	Total
Balance as of
January 1, 2014	17,346,561	$40	$53,879	$25,723	$841	-	-	$80,483

Change during 2014
Stock-based compensation	-	-	693	-	-	-	-	693
Dividend paid $0.2 per share	-	-	-	(3,473)	-	-	-	(3,473)
Exercise of options	64,028	*-	-	-	-	-	-	-
Acquisition of treasury stock	(18,517)	-	-	-	-	(146)	-	(146)
Net income	-	-	-	5,150	-	-	(95)	5,055
Other comprehensive loss	-	-	-	-	(1,775)	-	-	(1,775)

Balance as of
December 31, 2014	17,392,072	$40	$54,572	$27,400	$(934)	$(146)	$(95)	$80,837

*       Represents an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Statements of Cash Flows

In thousands

	Year ended December 31
	2012	2013	2014
Cash flows from operating activities
Net income	$8,290	$6,522	$5,055
Adjustments required to reconcile net
income to net cash provided by
operating activities:

Depreciation and amortization	8,883	9,280	9,510
Non cash stock-based compensation expenses	302	567	693
Provision for doubtful accounts	2,895	2,436	1,284
Deferred taxes	692	678	206
Discount accretion and premium
amortization of available-for-sale
securities, net	(587)	(226)	(250)
Loss (income) on sales of available-for-
sale securities	92	(87)	36

Changes in liability in respect of
employee severance payments and others	111	340	126

Changes in fair value of derivatives	(1,227)	110	(354)
Profit (loss) from trading securities, net and exchange rate differences	(58)	(50)	669
Change in fair value of contingent consideration in
respect of acquisition	-	-	(270)

Changes in operating assets and liabilities:

Increase in account receivable- trade	(4,391)	(1,028)	(5,275)
Decrease (increase) in account receivable- other	177	(451)	(327)
Decrease (increase) in prepaid expenses	(222)	14	12
Increase in long-term prepaid expenses	(441)	(880)	(28)
Increase in account payables	1,700	4,618	831
Decrease in deferred income	(324)	(542)	(1,425)

Net cash provided by operating activities	$15,892	$21,301	10,493

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Consolidated Statements of Cash Flows (cont’d)

In thousands

	Year ended December 31
	2012	2013	2014
Cash flows from investing activities
Investment in fixed assets	$(6,575)	$(10,904)	$(8,389)
Business combination (note13)	(1,218)	(7,875)	-
Investment in long term land lease prepaid expenses	(17)	-	-
Decrease (increase) in short-term investments, net	(1,339)	1,339	-
Investments in available-for-sale securities	(4,946)	(3,912)	(4,678)
Decrease (increase) in trading securities, net	1,512	(358)	68
Proceeds from sale of fixed assets	8	7	-
Proceeds from available- for –sale securities	10,159	7,355	5,871
Net cash used in investing activities	(2,416)	(14,348)	(7,128)

Cash flows from financing activities
Acquisition of treasury stock	-	-	(146)
Dividend paid	(15,786)	(5,030)	(3,473)
Net cash used in financing activities	(15,786)	(5,030)	(3,619)

Translation adjustments of cash and cash equivalents	-	109	(910)
Increase (decrease) in cash and cash equivalents	(2,310)	2,032	(1,164)
Balance of cash and cash equivalents at beginning of year	14,443	12,133	14,165
Balance of cash and cash equivalents at end of year	$12,133	$14,165	$13,001

A Non-cash transactions

Investment in fixed assets	37	255	-

B Supplementary cash flow information

Income taxes paid, net	1,218	1,755	911

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

C.	Business combination

	Year ended December 31
	2012	2013	2014
Working capital, net	$(479)	$(602)	-
Fixed assets	411	1,350	-
Customer relationship	127	6,154	-
Goodwill	1,159	6,385	-
Liability in respect of employee severance payments and others	-	(221)	-
Contingent consideration in respect of acquisition	-	(3,820)	-
Long term deferred taxes	-	(1,371)	-

Net cash paid	$1,218	$7,875	-

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies

A.	General

RR Media LTD (Formerly “RRsat Global Communications Network LTD”) was incorporated in 1981. The company is end-to-end media service partner for broadcasters and content owners  and mobile communications services through satellites (MSS).

B.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RR Media LTD  and its wholly and majority owned subsidiaries (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

C.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

D.	Use of estimates

The preparation of consolidated financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; impairment of reporting units containing goodwill; allocation of fair value of assets and liabilities in acquisitions; allowances for doubtful accounts; the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax uncertainties and other contingencies.

E.	Functional and reporting currency

The currency of the primary economic environment in which the Company operations are conducted is the U.S dollar. Therefore, transactions denominated in foreign currencies other than the U.S dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of income.

Generally, the functional currency of our international subsidiaries is the local currency. The company translates the financial statements of these subsidiaries to U.S. dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs, and expenses. The Company record translation gains and losses in accumulated other comprehensive income as a component of shareholders’ equity.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

F.	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with original maturity of three months or less from the date of investment.

G.	Marketable securities

Marketable securities at December 31, 2014 and 2013 consist of corporate debentures, corporate shares, government debentures. The Company classifies its debt securities in one of two categories: trading or available- for- sale and its equity securities are classified as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available- for- sale.

Trading and available- for- sale securities are recorded at fair value. The fair value of debt securities and equity securities is based on quoted market prices in active markets at the reporting date for those investments. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available- for -sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available- for- sale securities are determined on a specific identification basis.

Premiums and discounts on debt securities are amortized or accreted over the life of the related available -for -sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the “Financial income (expenses), net” line item in the consolidated statements of income. Dividend and interest income are recognized when earned.

The Company’s consolidated statements of income  reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available for sale (debt securities) that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (AOCI). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Company’s cash flow projections using its base assumptions.

A decline in the market value of available-for-sale security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

	2012	2013	2014
Opening balance	$6,892	$7,580	$6,938
Additions during the year	2,895	2,436	1,284
Deductions during the year	(2,207)	(3,078)	(2,899)

Closing balance	$7,580	$6,938	$5,323

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

In November 2008, the Company acquired from Bezeq The Israeli Telecommunication Corporation Ltd. ("Bezeq") its satellite business including the Bezeqsat and "711" business units (services to television and radio brand casting companies and mobile satellite communication services) and real property and assets of the Emeq Haela teleport located in Israel. As a result of the acquisition, the Company enhanced its infrustructure and service offering. The Company has accounted for this acquisition as business combination. The aggregate purchase price was $15,573 and was paid in cash of which $3,734 was allocated to goodwill. The goodwill recorded in the acquisition from Bezeq represents future synergy in the Company’s digital media services resulting from the use of the Emeq Haela facility for expanding its business.

On November 13, 2012 the Company's U.S. subsidiary, RR media Inc. (RR media America) acquired the assets and operations of SM2 Sports & Media Solutions ("SM2"), a U.S. based provider of occasional-use international sports distribution and syndication services. The Company has accounted for this acquisition as business combination. The aggregate purchase price was $1,218 and was paid in cash of which $1,159 was allocated to goodwill. The goodwill recorded in the acquisition from SM2 represents future synergy in the Company’s new activity of Occasional Use broadcast and distribution of live sports in the United States resulting from the use of the Company's infrastructure.

On September 3, 2013, the Company acquired all the issued share capital of TVP Group Ltd., a UK company and the sole shareholder of JCA Ltd., a London-based provider on content management services. The company has accounted for this acquisition as business combination. The aggregate purchase price was $9,000 and includes deferred payment of up to $5,500 payable three years after the closing subject to achievement of defined business results of which $6,385 was allocated to goodwill.

The goodwill recorded in the acquisition from TVP group represents future synergy in the Company’s digital media services.

No impairment loss was recognized in 2014, 2013 and 2012.

The difference in goodwill for 2014 is due to foreign currency exchange.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

L.	Intangible assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 10-33%.

Amortization
percentage
Amortizable intangible assets:
Franchise agreement	18-33
Brand name	18.2
Customer relations	8.3-33
Licenses	10

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2014, 2013 and 2012.

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

O.	Earnings per ordinary share

Basic earnings per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the period. The diluted earnings per Ordinary Share calculation is similar to basic earnings per share except that the weighted average of Ordinary Shares outstanding is increased to include outstanding potential Ordinary Shares, during the period if dilutive. Potential Ordinary Shares arise from stock options. The dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2012	2013	2014
The number of shares used in per share computation
Weighted average number of ordinary shares
outstanding used in basic income per
ordinary share calculation	17,346,561	17,346,561	17,365,608
Add assumed exercise of outstanding dilutive
potential ordinary shares	-	224,627	306,367

Weighted average number of ordinary shares
outstanding used in diluted income per
ordinary share calculation	17,346,561	17,571,188	17,671,975

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect was 1,020 and 1,143 and 866 thousands for 2012, 2013 and 2014, respectively.

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

P.	Income taxes (cont’d)

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

VAT collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

S.	Derivative instruments and hedging activities (cont’d)

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

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade accounts receivable and derivatives financial instruments used in hedging activities. Cash and cash equivalents are deposited with several major financial institutions in Israel and the U.S and UK. The Company invests in securities with original maturity dates of up to four years with credit ratings of BBB and above, and, by policy, limits the amount of credit exposure with any financial institution or commercial issuer. The Company has not experienced any material credit loss on its investments.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of generally requiring collateral from its customers to secure accounts receivable.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

T.	Concentration of credit risk (cont’d)

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

For the years ended December 31, 2014, 2013 and 2012 no customer accounts for more than 10% of total revenues.

U.	Fair value measurement

The company applies ASC Topic 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

V.	Recently issued accounting standards

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017.

Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the impact of the standard on its current policies of revenue recognition.

Note 2 – Cash and Cash Equivalents

	December 31	December 31
	2013	2014
Denominated in U.S. dollars	$9,235	$8,194
Denominated in Euro	3,628	2,725
Denominated in NIS	459	428
Denominated in GBP	839	1,597
Other	4	57

	$14,165	$13,001

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Marketable Securities

A.

	December 31 2013	December 31 2014
Trading	$622	$613
Available-for-sale	9,376	8,357

	$9,998	$8,970

B.	The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available- for -sale by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	(losses)	Fair value
As of December 31, 2014
Available-for-sale:
Corporate debentures	7,449	9	(16)	7,442
Governmental debentures	915	8	(8)	915

	$8,364	$17	$(24)	$8,357
As of December 31, 2013
Available-for-sale:
Corporate debentures	8,931	79	(57)	8,953
Governmental debentures	413	10	-	423

	$9,344	$89	$(57)	$9,376

C.	Available-for-sale securities are classified as short-term marketable securities on the company balance sheet.

As of December 31, 2014, the Company’s available-for-sale securities had the following maturity dates:

Market
value
Within one year	$395
1 to 2 years	5,194
2 to 3 years	2,768

$8,357

D.
Proceeds from the sale of marketable securities available for sale were $5,871 in 2014 (2013- $7,355); gross realized loss on sales of available-for-sale securities in 2014 were $36 (2013-gross realized gains of $87).

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Marketable Securities (cont’d)

E.
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and period that individual securities have been in a continuous unrealized loss position were as follows:

	Total (all less than 12 months)
	Unrealized
	losses	Fair value
At December 31, 2014
Available-for-sale:
Governmental debentures	$(2)	$296
Corporate debentures	$(22)	$3,345
	$(24)	$3,641

	Total (all less than 12 months)
	Unrealized
	losses	Fair value
At December 31, 2013
Available-for-sale:
Corporate debentures	$(57)	$4,319
	$(57)	$4,319

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company has no plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

F.
The Company also maintains a $613 portfolio of investment securities classified as trading (December 31, 2013 $622). Net unrealized gains on trading securities held at year end and included in interest and marketable securities income for 2014 were $60 (Net unrealized gains for 2013 and 2012 $50 and $58, respectively).

Note 4 – Other Receivables

	December 31	December 31
	2013	2014
Government institutions	$1,201	$1,577
Derivatives	713	375
Other	249	391

	$2,163	$2,343

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 5 – Long-term Prepaid Expenses

	December 31	December 31
	2013	2014
Prepaid expenses (1)	$3,045	$3,156

(1)	Mainly prepaid expenses for the last one to three months of long-term service agreements with suppliers.

Note 6 – Fixed Assets, net

	December 31	December 31
	2013	2014
Land	$379	$379
Building	13,754	14,723
Communications equipment	70,528	75,621
Office furniture and equipment	8,105	8,498
Motor vehicles	852	921
Leasehold improvements	8,665	9,623
	102,283	109,765
Accumulated depreciation	55,839	64,096

Fixed assets, net	$46,444	$45,669

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 are $8,549, $8,762 and $8,745, respectively.

Note 7 – Accounts Payable – Other

	December 31	December 31
	2013	2014
Liabilities regarding employees	$2,273	$2,066
Government institutions	270	321
Accrued expenses	1,585	663
Related parties	154	58
Derivatives	241	1,623
Advances from customers	269	540
Other	23	211
	$4,815	$5,482

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

Note 10 – Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities and car leasing that are accounted for as operating leases, the last of which will end by June 26, 2024, certain of   which have extension options. In addition, the Company is engaged in long-term operating network contracts, the last of which will end by February 2020. The annual payments the Company is committed to pay over the next  five years and thereafter, as of December 31, 2014, are as follows:

	Operating Facility Leases	Operating Car Leases	Operating Network Leases	Total

2015	1,011	407	47,626	49,044
2016	781	157	31,151	32,089
2017	745	21	19,227	19,993
2018	748	-	8,776	9,524
2019 and thereafter	2,170	-	1,166	3,336
Total	5,455	585	107,946	113,986

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2013	2014

Guarantees provided by the banks to third parties	2,800	2,014

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

C.
The Company has four lines of credit provided to it by Bank Igud (approximately $3.85 million), Bank Hapoalim (approximately $3.5 million), Bank HSBC (approximately $5 million) and Bank Leumi (approximately $1.8 million). From time to time the company uses its lines of credit to provide guarantees required under its long term contracts with its suppliers. At present the Company only utilize a portion of these lines of credit ($2 million from the combined credit line) mainly to provide guarantees required under several of our long-term contracts with our suppliers. The Banks are allowed to cancel or change the line of credit with a prior notice.

D.
In March 2007, the Israel Land Administration, or ILA, authorized to allocate to the Company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, the Company and the ILA entered into a development agreement pursuant to which the Company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon the Company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with the Company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years.  The Local Zoning and Building Committee has rejected the Company’s request for a building permit in Galon.  Therefore, the Company have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee the Company agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  The Company prepared a new detailed plan for the site, which was approved by the ILA and requested the approval of the Local Zoning and Building Committee. The Local Zoning and Building Committee decided that approving the new detailed plan was not in its authority and therefore referred the new detailed plan to the District Zoning and Building Committee for approval. On January 21, 2013, the District Zoning and Building Committee rejected the new detailed plan. The Company appealed the decision to the National Zoning and Building Council, which heard the appeal, but has not given her decision yet.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 10 – Commitments, Contingent Liabilities and Liens (cont’d)

D.	(cont’d)

Recently, due to the protracted process, which the Company has experienced with respect to its request for a building permit, the Company has notified the ILA that if it is unable to receive the permit, it shall request cancelation of the lease and a refund of the entire lease payment. The ILA has indicated in response that if the Company proceeds with the lease cancellation it will charge the Company with a termination fee and interest. The Company is of the opinion that under such circumstances the ILA would not be entitled to charge the Company with such a fee and it is considering filing a lawsuit with the competent court in order to return the funds that have been paid for the land purchasing and in respect of expenses that has been forced to pay over the years for trying to develop the land.

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

F.
On March 15, 2006, the Company signed an agreement with the CEO's wholly-owned company (hereinafter "Mr. Rivel's company") regarding his compensation for management services. On November 28, 2011 the Company announced that its Chief Executive Officer, Mr. David Rivel, would retire on June 30, 2012. Mr. Rivel’s previous contract with the Company, which was expired on December 31, 2011, was extended until June 30, 2012 to ensure a seamless transition. During this period Mr. Rivel assisted the Company’s Board of Directors in selecting and appointing a new CEO. After said date, Mr. Rivel remained as an advisor to the Company and a member of the Company’s Board of Directors. The Company has also agreed with Mr. Rivel that following the expiration or termination of the agreement with Mr. Rivel's company during 2012 for any reason other than as a result of Mr. Rivel's death, the Company will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 to be paid on a quarterly basis. In December 2011, the Company entered into a consulting agreement with Mr. Rivel's company, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as the Company's Chief Executive Officer on June 30, 2012, the Company may continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Mr. Rivel's company will provide consulting services to the Company, as requested and directed from time to time by the company's Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement was extended for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, the Company paid  Mr. Rivel's company an annual fee of $60 plus VAT, in four equal quarterly installments per year, and reimburse Mr. Rivel's company for certain car expenses incurred by Mr. Rivel not to exceed NIS 17.5 plus VAT per month until February 2013.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

On October 19, 2014 the Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law requirements and the discretion of the Board of Directors from time to time, it shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.

C.	Treasury stock

On October 19, 2014 the Board of Directors authorized a share repurchase program of up to $5 million of ordinary shares. It will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations.

D.	Employee stock options

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

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 11 – Share Capital (cont’d)

D.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

The following table summarizes the company’s stock option activity under the Plan (in thousands, except weighted average exercise price):

	Years ended December 31
	2012		2013		2014
		Weighted-		Weighted-		Weighted-
		average		average		average
	Shares	exercise	Shares	exercise	Shares	exercise
	option	price	option	price	option	Price

Balance at beginning of year	275	$7.18	1,020	$4.87	1,368	$5.30
Grants	1,005	4.76	395	7.47	158	8.26
Exercised	-	-	-	-	(140)	5.40
Forfeited	(260)	6.87	(47)	7.88	(214)	5.77

Balance at end of year	1,020	4.87	1,368	5.30	1,172	6.36

Exercisable at end of year	10	$12.50	-	-	423	$5.24

Weighted-average of fair value of options granted during 2014 $2.10 (2013-$2.26, 2012-$1.68).

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 11 – Share Capital (cont’d)

D.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

The following table summarizes the Company’s stock option activity under the Plan (in thousands, except weighted average exercise price and weighted average remaining contractual life):

	Options Outstanding
		Weighted
		average	Weighted		Weighted
		remaining	average		Average
	Number	contractual	exercise	Number	Exercise
Range of Exercise Price	outstanding	life (years)	price	Exercisable	price
$5.22-$6.85	726	4.64	4.19	423	5.24
$7.69-$8.95	446	6.15	8.06	-	-

The Company estimates the fair value of stock options using a Black-Scholes valuation model. The fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

	Year ended December 31
	2012	2013	2014
Expected stock price volatility	42%-48.4%	34.27%-47.98%	32.07%-42.15%
Risk-free interest rate	0.5%-1.2%	0.57%-1.99%	1.49%-1.96%
Dividend yield	6.5%-8.1%	6.5%	2%-6.5%
Expected life of options (in years)	5	5	5

The following summarizes the allocation of stock-based compensation charge for the options and restricted share units granted:

	Year ended December 31
	2012	2013	2014
Cost of revenues	$17	$33	$57
Sales and marketing	25	81	74
General and administrative	260	453	562

	$302	$567	$693

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

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

The Company’s segments are strategic business units that offer different services to different industries and are managed accordingly. The Company analyzes its operating segments based on the segment's gross income. The Company has two reportable segments: (1) Digital media services to television and radio broadcasting industries (hereinafter- Content management and distribution services), and (2) Mobile satellite communications services (hereinafter- Mobile satellite services).

The Chief Operating Decision Maker (“CODM”) evaluates each segment’s performance based upon revenues and gross income. The CODM believes such discussions are the most informative representation of how the CODM evaluates performance. Business segment revenues and gross profit are presented below.

The Company’s CODM does not review segment assets information in order to assess each segment performance. Furthermore, asset information is monitored at the corporate level and reported to the CODM on a total company basis versus a segment basis.

The following tables show components of results of operations by segment:

Year ended December 31, 2014

		Content
	Mobile	management
	satellite	and distribution
	services	services	Total
Total revenue	$11,476	$119,750	$131,226

Gross income	1,515	28,535	30,050

Sales and marketing			13,329
General and administrative			9,544

Operating income			7,177

Financial expenses, net			(541)

Income before taxes on income			6,636

Depreciation and amortization	$365	$9,145	$9,510

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 12 – Segment Results (cont’d)

Year ended December 31, 2013

		Content
	Mobile	management
	satellite	and distribution
	services	services	Total
Total revenue	$11,038	$110,757	$121,795

Gross income	1,952	27,530	29,482

Sales and marketing			9,517
General and administrative			12,003

Operating income			7,962

Financial expenses, net			(153)

Income before taxes on income			7,809

Depreciation and amortization	$532	$8,748	$9,280

Year ended December 31, 2012

		Content
	Mobile	Management
	satellite	and distribution
	services	services	Total
Total revenue	$8,956	$104,444	$113,400

Gross income	1,587	25,560	27,147

Sales and marketing			7,388
General and administrative			10,106

Operating income			9,653

Financial income, net			1,521

Income before taxes on income			11,174

Depreciation and amortization	$536	$8,347	$8,883

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 12 – Segment Results (cont’d)

Revenue is attributed to geographic region based on the location of the customers.

Revenues and long lived assets by geographic areas:

	Year ended December 31
	2012	2013	2014
Revenues:

North America	$32,844	$35,520	$36,142
Europe	48,325	49,962	55,811
Asia	10,578	13,655	15,537
Israel	8,908	9,165	7,956
Middle East (other than Israel)	10,006	8,964	10,796
Rest of the world	2,739	4,529	4,984

Total	$113,400	$121,795	$131,226

	Year ended December 31
	2013	2014
Long-lived assets:

Israel	$43,448	$40,788
North America	6,808	7,039
Europe	13,668	14,656
Total	$63,924	$62,483

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 13 – Acquisition

On September 3, 2013, the Company acquired all the issued share capital of TVP Group Ltd., a UK company and the sole shareholder of JCA Ltd., a London-based provider on content management services, for an aggregate purchase price of $9 million and contingent consideration of up to $5.5 million payable three years after the closing subject to achievement of defined business results. The allocation of purchase price was estimated by the company with assistance of an external international expert in finance.

The following table summarizes the consideration paid for TVP and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$9,000
Fair value of contingent consideration arrangement	3,820
Fair value of total consideration transferred	12,820
Acquisition related costs included in G&A	900
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	2,621
Fixed assets	1,350
Intangible assets	6,154
Current liabilities	(2,097)
Long term deferred taxes	(1,355)
Long-term debt	(238)
Total identifiable net assets assumed	6,435
Goodwill	6,385
Total	$12,820

The fair value of the current assets acquired includes trade receivables with a fair value of $1,183.

The fair value of the acquired intangible assets is $6,154 is based on the valuation report for those assets from a third party valuation expert. The acquired intangible asset, which related to the customer relation that valuated according to the income approach , is being amortized, have a weighted average useful life of approximately 10.33 years. Goodwill is not deductible (also for tax purposes) and impairment is tested at least annually.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income

A.	Income tax expense included in the statement of Income

	Year ended December 31
	2012	2013	2014
Current taxes	$2,192	$1,218	$1,935
Taxes in respect to previous years	-	(609)	(560)
Deferred taxes	692	678	206
Income tax expense*	$2,884	$1,287	$1,581

*	Most of the Company's taxes are calculated based on Israeli tax law except for taxes of the US ,UK, Luxembourg and Cyprus subsidiaries that are calculated based on relevant local tax laws.

B.	Presented hereunder are the tax rates relevant to the Company in the years 2012-2014:

2012 – 25%
2013 – 25%
2014 – 26.5%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

C.	Taxation of the subsidiaries

As of December 31, 2014, the company’s subsidiaries had accumulated loss carry forwards totaling approximately $1,747. Loss carry forwards in the UK subsidiaries, totaling approximately $1,303 can be carried forward indefinitely. Loss carry forwards in the US subsidiary, totaling approximately $444, will expire through 2033.

As of December 31, 2014, the Company has not provided deferred tax liability or foreign withholding taxes on temporary differences of approximately $4,944 resulting from earnings for certain non-Israeli subsidiaries which are permanently reinvested outside the Israel. The unrecognized deferred tax liability associated with these temporary differences was approximately $1,310 at December 31, 2014. The company might incur such taxes upon distribution of earnings from these subsidiaries or upon disposition of their shares.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

D.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of Income

	Year ended December 31
	2012	2013	2014
Income before income taxes:
Israel	$10,473	$7,598	$3,569
Foreign jurisdiction	701	211	3,067
	11,174	7,809	6,636

Income tax expense (benefit):
Current taxes:
Israel	2,162	1,155	1,388
Foreign jurisdiction	30	63	547
	2,192	1,218	1,935

Tax expense (benefit) in respect to
previous years:
Israel	-	(660)	(565)
Foreign jurisdiction	-	51	5
	-	(609)	(560)

Deferred taxes:
Israel	421	689	225
Foreign jurisdiction	271	(11)	(19)
	692	678	206

Total	$2,884	$1,287	$1,581

E.
Deferred tax balances at December 31, 2013 and 2014 calculated in accordance with the new tax rate as provided by law to correct the tax burden, depending on the expected tax rate at the time of reversal. Effect of the change in tax rate on the financial statements at December 31, 2014 reflected a decrease in deferred tax balances in the amount of $108. The adjustment of the deferred tax balances would have been recognized against deferred tax income in the amount of $108 and against increase in equity in the amount of $108.

Effect of the change in tax rate on the financial statements at December 31, 2013 reflected an increase in deferred tax balances in the amount of $18. The adjustment of the deferred tax balances would have been recognized against deferred tax income in the amount of $15 and against increase in equity in the amount of $3.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

F.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2012	2013	2014

Statutory tax rate	25%	25%	26.5%

Income before taxes on income as reported
In the statement of operations	$11,174	$7,809	$6,636

Computed “expected” tax expense	2,794	1,952	1,759

Non-deductible expenses, net	151	518	135
Tax adjustment in respect of different tax rate
for foreign subsidiaries	132	35	(168)
Taxes in respect to previous years	-	(609)	(560)
Influence of change in tax rate on DTA	-	15	-
Valuation allowance	(183)	63	(33)
Differences in basis of measurements for
financial reporting and tax return purposes	24	(650)	466
Utilize tax losses from prior years	(2)	-	-
Other differences, net	(32)	(37)	(18)

	$2,884	$1,287	$1,581

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

G.	Deferred taxes

As of December 31, 2013 and 2014, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	Year ended December 31
	2013	2014
Deferred tax assets:

Provision for doubtful debts	$1,839	$1,411
Vacation pay accruals and others	267	381
Capital loss carryforward	240	207
Net operating loss carryforwards	173	363
Foreign currency derivatives	-	125
Marketable securities	-	2
Cash flow hedging derivatives	-	168
Severance pay fund	24	9

Total gross deferred tax assets	2,543	2,666

Less valuation allowance	(240)	(207)

Deferred tax assets, net	2,303	2,459

Deferred tax liabilities:
Marketable securities	(8)	-
Fixed assets	(2,445)	(2,405)
Customer relations	(1,310)	(1,076)
Foreign currency derivatives	(120)	-
Cash flow hedging derivatives	(55)	-
Goodwill	(582)	(642)

Total gross deferred tax liabilities	(4,520)	(4,123)

Net deferred tax asset (liability)	$(2,217)	$(1,664)

The net change in valuation allowance for the year ended December 31, 2014 was a decrease of $33 and for the year ended December 31, 2013 there was an increase of $181.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 14 – Taxes on Income (cont’d)

G.	Deferred taxes (cont’d)

Based upon the scheduled reversal of taxable temporary differences over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

H.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2013	2014

Balance at January 1	$1,394	$1,521	$1,030
Decrease related to statute expiration	-	(599)	(689)
Increase related to current year tax positions	127	108	-

Balance at December 31	$1,521	$1,030	$341

The unrecognized tax benefits at December 31, 2012, 2013 and 2014 were $1,521, $1,030 and $341 respectively, if recognized, would affect the effective tax rate of the Company.

The Company and its subsidiaries files income tax returns in Israel, Cyprus, UK  and USA. As of December 31, 2014, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2011 through 2013 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2008 through 2013. During 2014 the years 2009 and 2010 lapsed of the statute of limitations. The company believes that it is reasonably possible that approximately $103 of its currently remaining unrecognized tax position, each of which are individually insignificant, may be recognized by the end of 2015 as a result of a lapse of the statute of limitations.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 15 – Intangible assets, net

	December 31, 2014
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Franchise agreement	$857	-	$(857)	-
Brand name	274	-	(274)	-
Customer relations	6,558	9yrs	(1,088)	5,470
Licenses	147	3.6yrs	(89)	58

Total	$7,836		$(2,308)	$5,528

	December 31, 2013
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Franchise agreement	$857	0.3yrs	$(815)	$42
Brand name	274	0.3yrs	(258)	16
Customer relations	6,562	10yrs	(486)	6,076
Licenses	147	4.6yrs	(78)	69

Total	$7,840		$(1,637)	$6,203

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 15 – Intangible assets, net (cont’d)

The expected intangible assets amortization expenses for each of the next five years and thereafter is as follows:

2015	$665
2016	665
2017	665
2018	664
2019 and thereafter	2,869
$5,528

Aggregate amortization expense for amortizing intangible assets was $241, $424 and $671 for the years ended December 31, 2012, 2013 and 2014, respectively.

Note 16 – Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2012	2013	2014
Revenues from sales and services (C)	$1,145	$1,156	$1,158

Operation costs	42	312	64

Management and consulting fees to shareholders (D)	428	398	660

Purchases of fixed asset	$253	$1	-

B.	Balances with related parties

	December 31 2012	December 31 2013	December 31 2014
Trade receivables	350	216	117

Other receivables	(5)	(154)	(148)

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

Transactions between group entities were conducted on arm’s length terms based on market prices and conditions.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 16 – Transactions and Balances with Related Parties (cont’d)

D.	Management fees and consulting to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $117 to Del-Ta and (ii) $33 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014. The payments pursuant to this agreement aggregated $398 in each of 2011, 2012, 2013 and $150 in 2014. Additional fees in 2012 related to the consulting agreement with Mr. Rivel (see Note 10F).

Note 17 – Fair Value of Financial Instruments

The Company applies ASC Topic 820 for fair value measurements of financial assets and financial liabilities. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2014.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 17 – Fair Value of Financial Instruments (cont’d)

As of December 31, 2014, the Company held approximately $915 of U.S government or government agency marketable securities all classified as available for sale, and approximately $8,055 of marketable corporate debt securities ($7,442 are classified as available for sale, and $613 as trading).

Assets and liabilities measured at fair value at December 31, 2014 and 2013 are summarized below:

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$613	$613	-	-
Available-for-sale securities:
Corporate debentures	7,442	7,442	-	-
US government or government	915	915	-	-
Fair value of derivatives	1,182	-	1,182	-

Total	10,152	8,970	1,182	-

Liabilities
Fair value of derivatives	2,391	-	2,391	-
Contingent consideration in respect of acquisition	3,550	-	-	3,550
	$5,941	-	$2,391	$3,550

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

The fair value and forward rates calculated by using Bloomberg or any other reputed bank pricing system. The USDILS spot rate based on the representative rates which are published by Bank of Israel and the EURUSD based on the representative rates of USDILS and EURILS.

The fair value calculation of the significant unobservable inputs (level 3) based on five possible scenarios according to the management assumption; each scenario was comprised of a performance indicator and a probability.

The change in balance of $270 was recorded in the statement of income in 2014.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 17 – Fair Value of Financial Instruments (cont’d)

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities	$622	$622	-	-
Available-for-sale securities:
Corporate debentures	8,953	8,953	-	-
US government or government	423	423	-	-
Fair value of derivatives	1,369	-	1,369	-

Total	11,367	9,998	1,369	-

Liabilities
Fair value of derivatives	713	-	713	-
Contingent consideration in respect of acquisition	3,820	-	-	3,820

	$4,533	-	$713	$3,820

In addition, the Company’s financial assets and liabilities consist of cash and cash equivalents,  trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 18 – Derivative Financial Instruments

A.	The fair values of derivative assets and liabilities are summarized below:

	December 31
	2013		2014
	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:

Forward foreign exchange contracts	$141	$(59)	-	$(70)
Currency swaps and options	181	(60)	147	(710)
Embedded currency derivatives	897	(235)	-	(739)

Total derivatives designated as hedging instruments	1,219	(354)	147	(1,519)

Derivatives not designated as hedging instruments:

Forward foreign exchange contracts	-	-	-	(22)
Currency swaps and options	-	-	41	(32)
Spot transactions	-	-	-	(91)
Embedded currency derivatives	150	(359)	994	(727)

Total derivatives not designated as hedging instruments	150	(359)	1,035	(872)

Total derivatives	$1,369	$(713)	1,182	(2,391)

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 18 – Derivative Financial Instruments (cont’d)

B.	The before tax effects of derivative instruments in cash flow hedging relationships for the year ended December 31, 2014 and December 31, 2013 is summarized below:

		Gain		Gain (loss)
		reclassified		reclassified
		From		From
		Accumulated		Accumulated
	Gain recognize	OCI into income	Gain recognize	OCI into income
	In OCI on	By derivative	In OCI on	By derivative
	Derivatives	Instrument type	Derivatives	Instrument type
	(Effective	(Effective	(Effective	(Effective
	portion)	Portion)*	portion)	Portion)*
	2013	2013	2014	2014

Derivatives designated as hedging instruments:

Forward foreign exchange contracts, currency swaps and options (*)	$543	$632	$944	$115
Embedded currency derivatives (**)	891	229	1,106	(172)

Total	$1,434	$861	$2,050	$(57)

*	Presented as part of revenue and operational cost.
**	Presented as part of cost of revenues.
***	The hedging is ineffective in immaterial amounts. - Hedging -100%, embedded - 99%.

RR Media LTD (Formerly “RRsat Global Communications Network LTD”)

Notes to the Consolidated Financial Statements

In thousands

Note 18 – Derivative Financial Instruments (cont’d)

B.	(cont'd)

Derivatives not designated as hedging instruments:

The effects of derivative instruments not designated as hedging instruments on the consolidated statements of income for 2 years ended December 31, 2014 were as follows:

	Location of gains recognized in
	income on derivatives	2013	2014
Embedded currency derivatives	financial income (expenses), net	$78	$(86)

Total gross notional amounts for outstanding Foreign exchange contracts (recorded at fair value) as of December 31, 2013 and December 31, 2014 were as follows:

	December 31	December 31
	2013	2014
Derivatives designated as hedging instruments:

Forward foreign exchange contracts	$3,472	$1,633

Currency swaps and options	1,241	13,595

Embedded currency derivatives	7,414	7,763

Derivatives not designated as hedging instruments:

Forward foreign exchange contracts	-	$742

Currency swaps and options	-	4,077

Embedded currency derivatives	2,584	9,250

Note 19 – Subsequent Events

On February 23, 2015, the Company’s Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share, and in aggregate amount of approximately $1.2 million. The dividend will be payable on March 25, 2015 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 9, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RR MEDIA LTD.

By: /s/ Avi Cohen
Avi Cohen Chief Executive Officer

By: /s/ Shmulik Koren
Shmulik Koren Chief Financial Officer

Date: March 15, 2015