Form 20-F
period 2015-12-31
RR Media Ltd.
filed 2016-03-21
CIK 1375829

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from  ________________________ to _____________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 17,401,131 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Not applicable.

ITEM 3.          KEY INFORMATION

A.  Selected financial data

The following selected financial data, which is presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), should be read together with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2014 and 2015 and the selected statements of income data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.  The selected balance sheet data as of December 31, 2011, 2012 and 2013 and the selected statements of income data for the years ended December 31, 2011 and 2012 have been derived from our audited financial statements not included in this Annual Report.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share data and cash dividend per ordinary share)
Statements of Income Data:
Total Revenues	$112,920	$113,400	$121,795	$131,226	$140,345
Total Cost of revenue	86,939	86,253	92,313	101,176	$108,181
Gross income	25,981	27,147	29,482	30,050	32,164
Operating expenses:
Sales and marketing	7,067	7,388	9,517	13,329	15,032
General and administrative	10,130	10,106	12,003	9,544	7,826
Total operating expenses	17,197	17,494	21,520	22,873	22,858
Operating income	8,784	9,653	7,962	7,177	9,306
Financial income (expenses), net	(2,471)	1,521	(153)	(541)	(1,137)
Income before taxes on income	6,313	11,174	7,809	6,636	8,169
Income taxes	1,978	2,884	1,287	1,581	383
Net income	$4,335	$8,290	$6,522	$5,055	$7,786
Net loss attributable to non -controlling interest	-	-	-	(95)	(22)
Net income attributable to shareholders	$4,335	$8,290	$6,522	$5,150	$7,808
Basic earnings per share	0.25	0.48	0.38	0.30	0.45
Diluted earnings per share	0.25	0.48	0.37	0.29	0.44
Weighted average number of shares used to compute basic earnings per share	17,346,561	17,346,561	17,346,561	17,365,608	17,401,264
Weighted average number of shares used to compute diluted earnings per share	17,346,561	17,346,561	17,571,188	17,671,975	17,711,095
Cash dividend per ordinary share	$0.24	$0.91	$0.29	$0.2	$0.07

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,443	$12,133	$14,165	$13,001	$18,762
Marketable securities	18,764	14,224	9,998	8,970	0
Working capital	34,514	28,364	23,987	23,885	6,380
Total assets	120,021	113,267	128,578	127,559	163,853
Total liabilities	35,314	35,316	48,095	46,722	78,785
Retained earnings	31,727	24,231	25,723	27,400	30,338
Shareholders’ equity	84,707	77,951	80,483	80,932	85,185

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

Furthermore, on February 25, 2016, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with SES Astra Services Europe S.A., or SES, under which SES will acquire us by way of statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, or the “Companies Law”. For further information on the Merger Agreement and its conditions please see our report filed on Form 6-K with the SEC on February 26, 2016, and our Proxy Statement which was Filed on Form 6-K with the SEC on March 17, 2016, or the Merger Proxy Statement, which is hereby incorporated by reference to this annual report on Form 20-F.

Risks Relating to Our Agreement and Plan of Merger

Failure to complete the merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the merger Proxy Statement. No assurance can be given that any or all of the conditions will be satisfied.  In addition, the Merger Agreement may be terminated under the circumstances described in the Merger Proxy Statement if the conditions are not satisfied or waived in a timely manner and if the merger is delayed, payment of the merger consideration will also be delayed.  If the merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the merger, we will be subject to a number of risks, including the following:

•	we may be required to pay SES a termination fee of $9 million if the Merger Agreement is terminated under certain circumstances described in the Merger Proxy Statement.

•
we may be required to reimburse SES for up to $1.5 million of expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by it, even though the merger will not have been completed, if the Merger Agreement is terminated under certain circumstances described in the Merger Proxy Statement;

•	the price of our ordinary shares may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the merger that may affect our ability to execute certain of our business strategies;

•
during the period leading up to the expected (yet failed) completion of the merger, our management’s attention may be diverted from the day−to−day business of our Company, and could have otherwise been devoted to other opportunities that may have been beneficial to us as an independent company; and

•	during the period leading up to the expected (yet failed) completion of the merger, there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the merger is not completed, these risks may materialize and may adversely affect the price of our ordinary shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the merger proposal.

Some of the members of our management and our board of directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the Merger Proxy Statement.  These interests could cause members of our board of directors or our management to have a conflict of interest in recommending approval of the merger proposal to our shareholders.

The fact that there is a merger pending could harm our business, revenue and results of operations.

While the merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our services pending completion of the merger or termination of the Merger Agreement and suppliers may require additional security or more strict payment terms pending completion of the merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors and could fall below the level of monthly revenues required to be met under the Merger Agreement until closing. We may also lose existing relationships, and opportunities for future relationships, with customers and suppliers as a result of the public disclosure of the identity of SES as the acquiring company pursuant to the Merger Agreement.

In addition, while the merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur expenses related to the merger prior to its closing;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities; and

•
certain of our current and prospective employees may be uncertain about their future roles and relationships with us following completion of the merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Under certain circumstances, we will be obligated to pay SES a termination fee of $9 million, including if:

(i)	we terminate the Merger Agreement prior to obtaining our shareholders’ approval of the merger, in order to accept and enter into a definitive agreement for a superior proposal;

(ii)
an alternative proposal to acquire our company is publicly disclosed, and the Merger Agreement is validly terminated by us or by SES due to (a) non-consummation of the merger before June 25, 2016 (which date may be extended in order to obtain certain regulatory approvals by up to two additional one month periods), (b) failure to obtain our shareholders’ approval of the merger, or is validly terminated by SES due to breach by us of our representations, warranties, covenants or agreements, and within 12 months after the date of such termination, we enter into an agreement in respect of any alternative acquisition proposal, or we recommend or submit any alternative proposal to our shareholders for adoption, which proposal is subsequently consummated, or we consummate any alternative acquisition transaction; or

(iii)
the Merger Agreement is terminated by SES due to (i) our board of directors’s withdrawal of its declaration of advisability of the merger, or our board of directors’s advising the approval by our shareholders of any alternative acquisition proposal, or (ii) we do not publicly reaffirm our recommendation of the merger within 10 business days after the date any alternative acquisition proposal or any material modification thereto is first announced following a request by SES to do so, or (iii) we materially breach our obligations related to the recommendation of the merger by our board of directors and our calling of a shareholder meeting at which the merger will be subject to approval.

Under certain circumstances involving the termination of the Merger Agreement, we will instead be obligated to reimburse SES its fees and expenses in connection with the transactions contemplated by the Merger Agreement, in an amount of up to $1.5 million.

The foregoing provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the merger.

If the merger is not consummated by June 25, 2016 (which date may be extended by up to two additional one month periods solely in order to obtain certain regularity approvals), either we or SES may, under certain circumstances which may be beyond our control, choose not to proceed with the merger.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Proxy Statement and set forth in the Merger Agreement.  The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger, or receipt of approvals from the Israeli  Ministry of Communication and the United States Federal Communications Commission and other third parties.  If the merger has not been completed by June 25, 2016, then (subject to certain limited potential extensions that are available under the Merger Agreement to fulfill certain closing conditions) either we or SES may terminate the Merger Agreement, unless the failure of the merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.

Risks Relating to Our Business and Industry

We operate in a dynamic and relatively changing market and cannot assure you that it will continue to grow.

We operate in a segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries.  The continued growth of this segment depends upon a number of factors, including, among others, the continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services.  We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us.  A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleports in Israel or the United States or to our facility in the UK would have a material adverse effect on our ability to continue to operate our business.

Two of our principal teleports and playout facilities are located in Israel, in Emek Ha’ela and Neveh Ilan, another teleport, the Hawley Teleport, is in the United States and we have a facility in the UK.  Significant damage to these facilities, for any reason, including by earthquake, fire or acts of terrorism or war, including hostilities among Israel, Hamas, the Palestinian Authority and other groups, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage was to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

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

If the level of available capacity in satellite networks  or capacity in fiber networks decreases in the future, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In the event a decrease in the level of available capacity on satellites, takes place in the future, it may make it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of Internet Protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming or if the amount of fiber network capacity decreases in the future.  There can be no assurance, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, Ultra High Definition, or UHD, television require substantially greater bandwidth than conventional television broadcasts, and the success of UHD broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 8.1% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

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

We completed a few acquisitions in the last few years and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert the attention of our management and resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2015 to acquire Satlink Communications Ltd. and Eastern Space Systems, or ESS and the acquisition we completed in 2013 to acquire JCA, a London-based provider of content management services.

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

            We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the requirements and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat’s intellectual property rights.  The SSAA shall remain in effect until Inmarsat gives us a two years’ prior written termination notice. The NSDA shall remain in effect until December 2016. We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

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

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of December 31, 2015, we had contracted backlog totaling $244 million through 2027, of which $101 million are related to services expected to be delivered in 2016.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and changes in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of the contracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros, New Israeli Shekels and British Pounds Sterling, currency fluctuations may adversely affect our financial results.

Although our functional currency is the U.S. dollar, approximately 19.76% of our revenues in 2015 and approximately 19.46% of our cost of revenue in 2015 were denominated in Euros, approximately 5.37%  of our revenues in 2015 and approximately 4.86% of our cost of revenue in 2015 were denominated in GBP.  As a result, fluctuations in the U.S. dollar/Euro and U.S. dollar/GBP exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro or GBP and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in New Israeli Shekel (NIS), as are a small portion of our agreements with customers. Further, since our acquisition of JCA in September 2013, a portion of our payments for salaries, facility leases and other general and administrative expenses are in British Pounds Sterling (GBP), as are a portion of our agreement with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the GBP.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Under our current hedging policy, we use currency forward contracts, on a rolling 12-month basis, to partially hedge our operating profit exposure to NIS/U.S. dollars currency exchange rate fluctuations.  Our financial results of operations could be adversely affected if we are unable to fully guard against currency fluctuations in the future.  For additional information, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Application of Critical Accounting Policies – Functional and Reporting Currency.

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

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $ $39.7 million as of December 31, 2015.  The goodwill and other amortizable intangible assets in long-term assets recorded as a result of our business acquisitions from Bezeq,  JCA, ESS and Satlink totaled $11.3 million and $30.0 million as of December 31, 2014 and 2015, respectively, representing future synergy in the company’s content management and distribution services reportable segment resulting from the use of the acquired assets for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment assessment at the end of 2014 and 2015 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

We have credit lines from Israeli banks that require us to maintain certain balance sheet ratios in addition to change of control provisions.

We have four lines of credit from Israeli banks in a total amount of up to $14.15 million, all of which is undrawn as of December 31, 2015. The lines of credit contain change of control provisions that, absent a waiver or amendment, could cause us to be in default or require us to repay any amounts borrowed under certain circumstances, as well as various covenants.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our services as part of long-term contracts.  During the life of a contract, a customer’s budgeting or cash flow constraints may impact the scope of the service sought by the customer and the customer’s ability to make required payments.  In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by customer bankruptcies or other business failures. Furthermore, our customers are also exposed to currency fluctuation and as a result, we may face situations of customers cancelling contracts or defaulting payments as a result of currency depreciations which could adversely affect our financial results of operations.

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

Our gross margin levels decreased in the past and may further decrease in the future.  Several factors could cause our gross margin to fluctuate, including the following:

•	general economic conditions in the markets in which we, our customers and suppliers operate;

•	decrease in the level of available capacity on satellites;

•	changes in the prices to lease satellite capacity;

•	introductions of new products or new pricing policies by us or our competitors;

•	trends in our industry, including industry consolidation and technology change;

•	acquisitions or strategic alliances by us or others in our industry;

•	mismatch between our long term contracts with suppliers compared to our long term contracts with customers that can result in excess capacity;

•	the need to replace capacity suppliers with new suppliers with higher cost due to their failure to properly maintain transmission;

•	cancellation of customer contracts;

•	customer bankruptcies;

•	currency fluctuations; and

•	size and profitability of new customer contracts.

We may have difficulty managing the growth of our business, which could adversely affect our operating margins and limit our ability to increase sales and cash flow.

We have experienced growth in our operations in the past several years, with our annual revenues increasing from $102.0 million in 2010 to $140 million in 2015.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

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

In October 2014, our board of directors adopted a new dividend policy pursuant to which, subject to applicable law and the discretion of the board of directors from time to time, we shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. In 2013, 2014 and 2015, we distributed dividends to our shareholders in the aggregate amount of $5.0 million, $3.5 million and $4.9, respectively.

Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.  Our ability to pay dividends is also subject to the requirements of Israeli law.  Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. In addition, dividend payments may be subject to tax withholding. To the extent that the Israeli Tax Authority challenges the qualification of the Company as a preferred enterprise, we may have to bear additional tax liability associated with the difference between the applicable withholding rate on dividend payments from earnings derived from a preferred enterprise and the applicable withholding tax rate.   See Item 10.E. “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “preferred enterprise” status.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced.  For additional information, please also see Item 8.A “Financial information – Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

Our effective tax rate could be materially adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including, among others, changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our business.

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

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through March 13, 2016, the market price of the ordinary shares has fluctuated from $3.50 to $26.50.  Factors that may affect the trading price include, but are not limited to:

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

Our directors, executive officers, principal shareholders and their affiliated entities beneficially own approximately 81 % of our outstanding ordinary shares as of March 10, 2016.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders and board of directors, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into various shareholder agreements as described in Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  We do not believe that we were classified as a PFIC for the taxable year ending December 31, 2015.  However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Moreover, because the value of our gross assets may be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC.   There can be no assurance that we will not be considered a PFIC for 2016 or any future any taxable year.  If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation —U.S. Federal Income Tax Consequences”, owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make “qualified electing fund elections” if we are classified as a PFIC. See “Taxation — U.S. Federal Income Tax Consequences.”

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors

Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2015, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company’s voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minister of Communication.

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

We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and content management facilities, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania.  Specifically, on May 1, 2008 after receiving the approval of the Federal Communications Commission (“FCC”), we acquired various wireless and earth station licenses (the “FCC Licenses”) associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act of 1934, as amended (the “Communications Act”), and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

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

Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in such countries.

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

Certain provisions of Israeli law and of the collective unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation.

In March 2015, we recognized the Histadrut, an Israeli labor union, as the representative union of the Company's employees and we are currently negotiating a collective employment agreement with the Company's employees' representatives, or the Union, and the Histadrut for an expected term of at least 3 years years (2016-2019).   Although we cannot provide any assurances at the moment, the agreement is expected to define general employment policy and terms in various aspects, including, among others, payments to the employees and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. If we reach a collective bargaining agreement, it may limit our ability to make organizational and personnel changes. If negotiations of collective bargaining agreement are not successful or become unproductive, the Union could take actions such as strikes, work slowdowns or work stoppages that could result in us incurring high costs, or in us entering new collective bargaining agreements or renewing collective bargaining agreements on less favorable terms.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

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

In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is not required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is, for instance, for the benefit of a director, or a controlling shareholder, in which case compensation committee and shareholder approval are also required. Under the Israeli Companies Law 1999-5759, or “Companies Law”, a “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. Similarly, the approval of the board of directors is generally sufficient for a private placement unless, for instance, the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, compensation committee or audit committee approval, would also be required.  The Israeli Companies Law defined a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A)  involves consideration that is not solely cash or public traded securities, or is not on fair market terms, and (B) results in either (i) an increase of holdings of a shareholder who holds more than 5% of the company shares prior to the placement, or (ii) in an increase in holdings of a person such that after the placement such person will hold more than 5% of the company's shares

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ Listing Rules.

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

On February 25, 2016, we entered into a Merger Agreement with SES under which SES will acquire us by way of statutory merger pursuant to Sections 314-327 of the Companies Law. Subject to the terms and conditions of the Merger Agreement, each of our ordinary share issued and outstanding immediately prior to the effective time of the Merger will be converted into and represent the right to receive $13.291 in cash, subject to the terms of the Merger Agreement, or the Merger Consideration. Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of our shareholders at a special general meeting of shareholders that is expected to be held in April 12, 2016, or the Meeting. The payment of the Merger Consideration is not subject to any financing condition under the Merger Agreement. Our largest shareholders, Viola A.V. RRsat, Limited Partnership, Del-Ta Engineering Equipment Ltd. and Rapac Communication & Infrastructure Ltd., which collectively own approximately 62.6% of our outstanding ordinary shares, have each entered into a customary voting agreement with SES agreeing to vote in favor of the merger at the Meeting. For further information on the Merger Agreement and its conditions please see our report furnished on Form 6-K with the SEC on February 26, 2016, and the Merger Proxy Statement which was furnished on Form 6-K with the SEC on March 17, 2016.

Our agent for service of process in the United States is RR Media Inc.; 157 Kimbles Road, Hawley PA,18428, USA, Tel: 570-2266657.

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

As part of our media services offering we provide four services:

RR World – Content distribution services over our global network based on satellites, terrestrial lines and the internet

RR Play –   Content management, playout, operation and value added digital media services that help customers monetize their content by preparing it for greater distribution, localization and more devices.

RR Live – our dedicated service for sports, news and live events that brings important events to viewers worldwide

RR GO – which enables content owners and broadcasters to reach new audiences using OTT/Online video applications.

We currently distribute over 1,200 channels, populate content to over 90 VOD (video on demand) platforms around the world, originate over 180 channels, and manage/distribute more than 100,000 hours of live programming. We enable content owners and broadcasters to take advantage of changing media consumption patterns by offering sought after services, including:

•	content acquisition and content distribution – via satellite, dedicated fiber and over the top (OTT) via the internet;

•	content preparation – ingest, transcoding, encryption and restoration; reformatting for use on different devices, graphics, adding or modifying metadata, channel creation and preparation; and

•	content management – media asset management (MAM), playout, archive, library and production services.

We create and offer specialized services for the media industry. We acquire, prepare and distribute content of our customers to distribution platforms, including iTunes, Netflix, Hulu, Amazon, Dish Network and other major pay-TV operators, using advanced networks and customized production workflows.

Some of our key customers are rights owners of sports leagues, networks and associations, including the NFL, Fox News,  ESPN, MTV, National Geographic, Playboy,  PGA, MP and Silva, LPGA, USGA Fox Sports, Dish Network, Nickelodeon, MGM Channel, SBN, iConcerts, BabyFirst TV and GOD TV in North America, Sky news, BBC, EBU, World Fashion, Baby TV and Euro News in Western Europe, and Russia Today and World Fashion in Eastern Europe, the Middle East and Asia. We also work with leaders in the religious TV market.

RR World uses our advanced global network that reaches more than 160 countries and 95% of the world’s population.  This network utilizes satellites, fiber and IP lines and internet.  It enables our customers to save money and grow ROI by optimizing the way they reach viewers around the world.

Digital content acquisition and delivery

Our customers’ workflows produce content on a variety of physical and digital media, including files, tapes, disks etc..  We can capture content from all types of networks or handle transfers by FTP, accelerated file transfer networks, CDNs, Cloud infrastructure as well as tape and film ingest.

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

Content management

With so many different devices, standards and platforms in use today, content must be carefully prepared to ensure it can be easily consumed. RR Media has a comprehensive content management solution service platform which includes digital asset management, preparation, formatting and playout.  We use sophisticated workflows to provide cost-efficient services for our customers while ensuring that the end viewers enjoy the highest quality experience, whether it is a large HD /UHD TV screen or a mobile phone. All content can be archived digitally or on physical media, including tapes archives (LTO) or spinning disks as well as in cloud-based storage solutions, managed by our hybrid service platform which enables to track content from the moment it enters our system until it is delivered and archived.

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

Overview Summary

Our business model has historically resulted in growing revenue streams, strong operating cash flow and strong visibility from contracted backlog as described below. Our revenues grew from $4.4 million in 2000 to $140.35 million in 2015 In order to minimize our capital expenditures, maintain flexibility and optimized utilization of capacity in our network, we lease transmission capacity instead of owning our own fleet of satellites or fiber network.  Our agreements with our customers for content distribution services typically extend between two to five years, and as of December 31, 2015, we had contracted backlog totaling $244 million of which $101 million is related to services expected to be delivered in 2016.  In our business, overall backlog varies based on the term of the contracts being added or removed from backlog; therefore, overall backlog changes is not a direct indication of quarterly revenue potential or changes.

In 2015, we derived approximately 44.8% of our revenues from European customers (primarily Western Europeans) and approximately 25.4% of our revenues from North American customers. For additional information regarding our principal markets, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview – Reporting Segments” and “– Geographic Revenue Breakdown.”

Our Strengths

Our global media services platform provides a comprehensive solution for the media services and distribution needs of broadcasters and content owners. We believe that the following are our business strengths:

•
Comprehensive Portfolio of Value-Added Services. We provide our customers with a comprehensive package of value-added content management, media processing services and delivery services.  As a “one stop shop” for ongoing services, we enable our customers to focus on content production and marketing rather than worrying about technology and distribution. This enables us to become a partner rather than just a supplier. We can handle all commonly used content  types – digital, tape, online - including new industry standards, like 4K, demanding specialized solutions, additional bandwidth and advanced processing systems. These services, suitable for both regional and global broadcasters and content owners, differentiate our offerings, build customer loyalty and expand the revenue potential from each customer.  We offer a single-stop solution that goes from camera to end user devices.

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

•
Flexible, Advanced Infrastructure. Our media centers and terrestrial infrastructure are IP-based to a large extent providing scalability, simplicity and flexibility. We have designed, built and continue to develop our systems such that our service infrastructure is high-end in terms of technology and overall capabilities. This sophisticated, state-of-the-art infrastructure allows us to provide flexibility and rapid response to customer needs. We can provide a comprehensive service to customers who want to enhance the value of their content by delivering it directly to consumers over the internet. These include critical services that customers are demanding such as live broadcasts and time shifting.

Our systems and services also enable us to process, manage and deliver content integrating with Direct-to-Home (DTH) satellite, fiber, IP broadband and digital terrestrial and cable TV so that our customers can reach more viewers in more ways.

However, infrastructure is only as good as the people managing it. Our experienced engineering team and our relationships with technology and service providers have enabled RR Media to adapt rapidly to evolving requirements by supporting new technologies such as UHD/4K, 3D, Streaming and OTT.  The addition of specialist content preparation services allows RR Media to further move up the value chain, delivering an improved offering to upper tier customers.

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

•
Finance Stable and Predictable Business Model.  Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us – as of December 31, 2015 we had a contracted backlog totaling $244 million of which $101 million are related to services expected to be delivered in 2016.

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

•
Experienced, Entrepreneurial Leadership Team.  We believe that, in the years since our creation, our senior officers have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.  We believe that the recent additions to our executive team at RR Media, following the acquisition of ESS AND Satlink Communication Ltd., in addition to other senior management arrivals during the last three years further strengthen our ability to understand and assimilate global requirements and add significant value to the services we offer our customers.  We further believe that our leadership team has capitalized on its experience in the global content distribution, broadcast, and telecommunications industries and on our strengths to create an innovative provider of global value-added content management and distribution services. Together with a strong business model, we consistently deliver profitability and strong growth in revenues.

•
Global Service Capability.  Our main teleport and media center in Israel allows us to structure our network in a unique star configuration, transmitting via a single satellite connection (or one hop) to Europe, Asia, Africa and the Middle East. Combined with the direct satellite access to North America and South America from our Hawley Teleport and media center in Pennsylvania, RR Media can receive transmissions from and transmit to virtually any location in the world – an advantage that is currently impossible to attain from any other single location in the United States or Western Europe. In addition, we are connected to the world through a wide terrestrial infrastructure with Points of Presence (POPs) in various strategic locations around the world. This allows our customers to broadcast to specific regions or globally in an efficient manner and to add new regions rapidly and cost effectively.  We offer our customers a combination of distribution and contribution solutions to meet their individual requirements including: satellite coverage to target audiences over wide territories in different regions, terrestrial fiber connectivity for point to point or defined multi points and broadband/IP in various levels supporting both professional grade broadcast level delivery or distribution to other target audiences.

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

•
Expand our Sports, News and Live Events Services. We strongly believe that we have a tremendous long-term potential in the growing market of services for sports and live events as more major players recognize RR Media’s global capabilities and resources. Through our acquisition of Sm2 Sports & Media Solutions in 2012 and our ongoing investments in this field of business, RR Media grew from being a small player in the sports and live events industry, to becoming a key provider for large names in the sports world, including NFL, IMG, MP& Silva, LPGA and USGA. By securing these major customers, and building credibility in the marketplace as a reliable and trustworthy sports and live events service provider, we believe we will be able to increase our higher margin revenue from these services.  Our live event services are synergistic to our core distribution services and we are looking to increase the portion of this revenue in our total revenue mix, by replicating recent wins. Many of these services are more complex and require a high level of sophistication and know-how on top of a highly reliable infrastructure which we believe we already have.

Sports and Live Events are also a significant value for multi-platform and OTT customers as the demand for live sports and broadcast on such platforms is growing fast. RR Media is in advantage position serving these customers with streaming solutions as added value while these events are on our network anyhow.

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

We have recently launched our innovative new Open Service Platform – solaRR, which provides a unique coverage of media assets, preparation, workflow and delivery management through a hybrid cloud based proprietary infrastructure as well as added value features integration by third parties.

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

•
Enhance Geographical Presence and Local Solutions.  We intend to continue to expand our presence in North America and Europe, where we believe there is the largest potential for increased upper tier outsourcing by large broadcasters.  We have recently expanded and upgraded our media center in London following the 2013 establishment of RR Media Europe through the acquisition of JCA, a London-based provider of content preparation services. We continue to expand our services in the United States following the 2012 acquisition of Sm2’s business in the United States.  We continue to expand our presence in emerging markets, such as Central and Eastern Europe, as well as the Middle East, and we are working on expanding our presence in APAC and Latin America. We recently established RR Media CE following the acquisition of ESS, a Bucharest-based provider of content distribution services, and expanded our services and presence in the central and Eastern Europe regions. We believe that having local access in these markets to our global media services platform will help us attract and win new customers who demand local support.  Local presence provides us with greater control over our operations, while helping us provide the cost-effective end-to-end media and broadcast services our customers require, with better customer control.

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

•
Continue to Grow the Business via Acquisitions.  We intend to continue to seek acquisition opportunities globally in order to create scale, expand our service offerings and geographical presence and attain local talent, such as the acquisitions we completed in 2015 of Satlink Communications – an Israeli based provider of global content distribution services, and ESS - Eastern Space Systems - a Bucharest-based provider of content distribution services to the local CE market.  In 2013 and 2012 we acquired JCA, a London-based provider of content management services, and Sm2, a U.S. based premier provider of international sports distribution and syndication services.

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

•
Emergence of television alternatives. Alternative content distribution mechanisms are causing content providers to rethink how they reach their audiences.  New Internet Protocol television (IPTV) operators are using IP technology to provide services similar to cable television, reaching out to television sets with external or built-in set-top boxes. Over-the-top (OTT) video over the public Internet opens the door for new content providers to enter the industry or existing providers to engage directly with viewers, sometimes bypassing the incumbent pay-TV operators. New complementary or competitive platforms are rising daily offering extensive VOD libraries of both local and international content as well as favorite linear channel packages based on OTT technologies. These emerging alternatives drive new and growing demands for repurposing the same content in different formats. Thus, a much more complex, sophisticated and converged content operation and delivery infrastructure is required.

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

This service becomes of high value these days where most legacy tape based archives are searching to digitize their assets and monetize over new platforms.

Digital workflows. We can receive, manage, transcode, deliver digitally or output to video tape for clients globally.

solaRR. solaRR is  our open platform cloud based  media management application developed especially by RR Media for its customers to manage their media service. We offer clients a range of options from online sales viewing to full upload, auto-transcode, metadata manage, download archive, screening, publishing and streaming services.

Restoration. We offer full digital restoration, cleaning and re-grading to repurpose archive content for the digital age.  This enables companies to turn archives into valuable revenue-generators.

Film transfers.  We offer real time standard and high definition telecine services and 2/3/4K film scanning via our Arri Scanner.

Playout (origination) Services:

Digital Storage and Archive.  We generally receive content directly from broadcasters on digital media (files over FTPs, tapes, CDs, DVDs or hard disk drives), by satellite transmission, over leased terrestrial fiber telecommunications lines or through a file transfer using various technologies including cloud based solutions.  Content is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

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

Network Operating Center - RR Media’s teleports are connected and managed from our central Network Operations Center in Emek Ha’ela via a dynamic and robust fiber network that provides high quality point-to-multipoint connectivity for delivery of content.  The unique geographical location of our principal teleport in Emek Ha’ela gives us direct access (via a single satellite hop) to satellites that can downlink from and transmit directly to Europe, Asia, Africa and the Middle East, combined with the direct satellite access to North America and South America from our Hawley Teleport in Pennsylvania, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from our principal teleports.  We also maintain over 20 partner teleports in the United States, Spain, Australia, Hungary, Russia, Taiwan, the United Kingdom and the Netherlands, providing selective uplink, downlink and streaming capabilities in those regions.

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

Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry.  We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis.  We transmit to 43 satellites and have the ability to receive transmissions from 89 satellites, which allow our customers’ content to be distributed to six continents.  Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility, to a mobile operator, to an Internet Protocol television (IPTV) operator headend, to direct-to-home (DTH) consumers or directly over the Internet.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite.  We operate an array of approximately 200 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia.  These services are available on a continuous basis, as well as for special events.  We have the ability to receive downlinks from a total of 89 satellites, including those operated by Eutelsat, Intelsat, ArabSat, AsiaSat, Azerspace, Spacecom, SES Sirius, SES Astra, SES World Skies, Thaicom, ABS, Telesat, APTSTAR, ISRO, RSCC, Hellas Sat, HispaSat, PakSat, Optus, MEASAT and Gazprom.

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

RR Media Global Network- Satellite Component

Europe	Russia	North America	Asia	Middle East and Africa	South America	Australia
AMOS 2 AMOS 3 EUTELSAT 7A EUTELSAT 9A EUTELSAT 10A EUTELSAT 21A EUTELSAT 36B EXPRESS AM44 HELLAS SAT 2 HISPASAT 1E EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C EUTELSAT 16C	ABS 2 EXPRESS AM44 EUTELSAT 9A EUTELSAT 36B EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C YAMAL 401K	GALAXY 19 GALAXY 23 HISPASAT 1E TELSTAR 12 INTELSAT 21 EUTELSAT (SATMEX) 6	ABS2 APSTAR 7 ASIASAT 5 INTELSAT 20 MEASAT 3A THAICOM 5 YAMAL 401K	AMOS2 AMOS 3 APSTAR 7 EUTELSAT 7 WEST A BADR 4 EUTELSAT 25A EXPRESS AM44 EUTELSAT HOTBIRD 13A EUTELSAT HOTBIRD 13B EUTELSAT HOTBIRD 13C EUTELSAT 21A ASIASAT 5 INTELSAT 20 MEASAT 3A THAICOM 5 THAICOM 6	GALAXY 19 GALAXY 23 HISPASAT 1E TELSTAR 12 INTELSAT 21 EUTELSAT (SATMEX) 6	INTELSAT 20 MEASAT 3A OPTUS D2 THAICOM 5

A significant portion of the satellite capacity we use (approximately 69% as of December 31, 2015) is leased through long-term lease agreements with seven satellite operators, which provide coverage primarily for Europe, North America and Asia. The rest of the capacity (approximately 31%) is leased through a “back-2-back-platform” arrangement in which the capacity is available for our needs on the one hand but we are liable for it only once we have a customer utilizing it.

In addition, RR Media delivers TV channels directly over redundant, dual and diverse, fiber to satellite operators such as EchoStar and cable networks such as HOT Israel.  These fiber links are managed by the RR Media network management system.

Our network services costs amounted to $68.9 million in 2013, $74.7 million in 2014 and $80.5 million in 2015.  As of December 31, 2015, our contractual commitments for the next five years under our operating network leases amounted to $ 110.3 million.

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

Customers

2015, we had 820 customers for distribution and content management services and 175 customers for MSS.  Our top ten customers represented 19%, 21% and 20.1% of our revenues in 2013, 2014 and 2015, respectively, and no single customer accounted for more than 4.0%, 4.0% and 3.4% of our revenues during each of these periods, respectively.

Contracted Backlog and Agreements

Our agreements with our customers for content management and distribution services generally extend over terms of two to five years, with an automatic renewal option for an additional one to five years.  Approximately 64.6% of our 2015 revenues were backed by long term contracts.  As of December 31, 2015, we had contracted backlog totaling $244 million of which $101 million are related to services expected to be delivered in 2016.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements.  However, our recurring revenues are larger than our long-term contracts backlog since we do not backlog some of the sports related recurring revenues.  For additional information regarding our contracted backlog, see Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Overview.”

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

We use a combination of a direct sales force and a network of third party agents and representatives.  Our sales force is based in Israel, Romania, Russia, the UK and in the United States.  In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, sports & live events and production services.  We also have a dedicated division within our marketing and sales team that focuses on the sale and marketing of our MSS.

In order to provide the best level of service, we assign an account executive to maintain the relationship with each customer.  Our account executives work together with our technical department to ensure that we understand the customer’s business and needs. In addition, local agents and representatives familiar with the local market provide specialized technical knowledge.

We are active in industry organizations and we are members of the World Teleport Association, the Association of International Broadcasters, the Society of Satellite Professionals International and the National Telecommunications Cooperative Association.  Our CEO also sits on the Board of Directors of the World Teleport Association.

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

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the utilization of electromagnetic spectrum for performing communication services to satellites and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use electromagnetic spectrum (Frequencies) for the reception and, transmission of video and/or audio signals and data signals, and for the operation of an earth station for the provision of voice and data telecommunications services over the Inmarsat network.  In January 2011 our license was extended to include the right to provide virtual private network (VPN) services via satellite, utilizing VSAT terminals and a hub (under certain limitations that are detailed in the license).  The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement.  Our current license for the provision of transmission and/or reception services has been extended and shall be in force until July 2018. This license sets the type of customers and the conditions under which we are authorized to provide transmission and/or reception and other satellite services. We have another license for the provision of telemetry, tracking and control services (TT&C) for specific satellites detailed in the license, which is scheduled to expire in June 2020.  The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel. The trade license is scheduled to expire in December 2017. Another license pursuant to the Wireless Telegraphy Ordinance was granted us in June 2012 and is scheduled to expire in December 2016, for the use of terminal equipment in the global Iridium satellite network.

Our licenses from the Israeli Ministry of Communications to operate our teleports provides that, without requesting the consent of the Israeli Minister of Communications, no means of control of RR Media may be acquired or transferred, directly or indirectly. In connection with our initial public offering in November 2006, our licenses were amended to provide that following an advance written approval by the Director General of the Ministry of Communications (the “Director General”) for executing the offering or sale of shares to the public, our entering into an underwriting agreement for that offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RR Media are permitted without requesting the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without requesting the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RR Media ), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Director General for such transfer.

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

As part of the acquisition of Satlink, in November 2015, the Director General approved the transfer of the means of means of control of Satlink the holder of license for the provision of transmission and/or reception services which shall be in force until July 2018. Satlink is also the holder of a trade license which is scheduled to expire on December 2017. This license, mandated by Satlink’s main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel.

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of electromagnetic spectrum required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the reception of imagery data in Israel, is a vital service.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and Minister of Communications. In addition, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders. Furthermore, under the Israeli Communications Law, given certain conditions the Prime Minister may issue an order requiring the provision of certain services to the Israeli security forces, access to facilities, security clearance of office holders and protection of confidential information.

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

Local Building and Zoning Permits

The Planning and Building Law requires that we receive a permit for each facility, antenna and/or building located in Israel.

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

In addition, the United States has restrictions on the foreign ownership of companies directly or indirectly holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radio communication facilities on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  In addition, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.  The FCC, however, may allow indirect non-controlling foreign ownership levels to exceed 20 percent, and indirect controlling foreign ownership levels to exceed 25 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of these limits, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

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

Trademarks

We have applied for trademark registrations for the name “RR MEDIA” in Israel, the United States, the European Union, Singapore, India and Russia.

C.  Organizational structure

We are organized under the laws of the State of Israel.  We have no significant subsidiary.

D.  Property, plants and equipment

In November 2008, we acquired the Emek Ha’ela teleport in Emek Ha’ela, Israel, from Bezeq, The Israel Telecommunications Corp. Limited.  We acquired approximately 26.5 acres pursuant to a forty-nine year lease with the Israel Land Administration, or the ILA, which is set to expire in May 2042.  We also have an option to extend the lease for an additional forty-nine years. We are not required to make any additional payments under the lease unless we elect to exercise the option to extend the lease beyond 2042.  The teleport also includes a facility with approximately 42,000 square feet.

Since August 2005 we have been leasing a broadcasting studio facility of approximately 10,800 square feet located in Jerusalem, Israel.  The studio facility lease expired in July 2015 with our exercise of an extension option.

In March 2007, the ILA, authorized to allocate to our company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, our company and the ILA entered into a development agreement pursuant to which the company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon our company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with our company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years.  The Local Zoning and Building Committee has rejected our request for a building permit in Galon.  Therefore, we have not yet commenced building the site and informed the ILA of such delay.  We appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee we agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  We prepared a new detailed plan for the site, which was approved by the ILA and requested the approval of the Local Zoning and Building Committee. The Local Zoning and Building Committee decided that approving the new detailed plan was not in its authority and therefore referred the new detailed plan to the District Zoning and Building Committee for approval. On January 21, 2013, the District Zoning and Building Committee rejected the new detailed plan. We appealed the decision to the National Zoning and Building Council, which heard the appeal. In a hearing regarding the appeal the National Zoning and Building Council stated that it will not be possible to approve the plan because the plan contradicts the district plan. In light of this we decided to withdraw the appeal.

Recently, due to the protracted process, which the Company has experienced with respect to its request for a building permit, the Company has notified the ILA that if it is unable to receive the permit, it shall request cancelation of the lease and a refund of the entire lease payment. The ILA has indicated in response that if the Company proceeds with the lease cancellation it will charge the Company with a termination fee and interest. The Company is of the opinion that under such circumstances the ILA would not be entitled to charge the Company with such a fee. On September 20, 2015, we submitted a claim to the District Court in Beer Sheva in which we petitioned for the cancellation of the development agreement and for a refund of the entire lease payment as well as the expenses incurred for handling the plan relating to the land due to the fact the we could not develop the land and establish a communication facility according to the development agreement. On December 22, 2015, the ILA submitted a statement of defense and a hearing was scheduled for April 11, 2016.

In May 2008, we completed the acquisition of the Hawley Teleport located in Pike County, Pennsylvania from Skynet Satellite Corporation for approximately $4.9 million.  The teleport includes approximately 212 acres and a three floor communications building with approximately 40,000 square feet.

In March 2010, we entered into a lease agreement, which was subsequently amended in June 2010, for the lease of a total of approximately 21,000 square feet of office space at the Airport City Industrial Zone in Israel. These premises serve as our company’s headquarters, sales and finance divisions.  in June 2015, the lease was extended for an additional period of 60 months, untill June of 2020.  Upon the renewal, we received an additional option to extend the lease for an additional 60 months thereafter.

We lease 6,700 square feet in London, the United Kingdom, which currently serves as the headquarters of RR Media Europe.  The lease expires in November 2016 and we pay annual rent of approximately GBP UK£ 68,000. In April 2015, RR Media Europe completed the moving of the entire facility from its existing offices to new purpose-built premises. As a result of this move, the existing lease on Monarch House has been terminated early at no cost and a new 15 year lease with an option for RR Media to terminate after 10 years has been assumed. The annual rent under the new lease is approximately UK£117,000.

In July 2015, we sub-leased our lease agreement for 3,300 square feet in Englewood Cliffs, New Jersey. The sub-lease is back to back with our original lease agreement’s terms and will expire in December 2018.

As part of the acquisition of Satlink, we assumed its lease in Neve Ilan, Israel which currently serves as a Teleport facility.  The leases expires in 2019 and we pay annual rent of approximately $25,000

As part of the acquisition of ESS, we assumed its lease for 930.5 square meters, parking places for 15 cars and 72 square meters for antennas in Bucharest, Romania which currently serves as a teleport facility and the headquarters of RR Media CE SA.  The lease expires in September 2020 and we pay annual rent of approximately Euro 72,000.

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

Below is a breakdown of our revenues:

	Year ended December 31,
($ in thousands)	2013	2014	2015

Content Management & Distribution Services	$110,757	$119,750	$128,093
MSS	11,038	11,476	12,252
Total revenues	$121,795	$131,226	$140,345

Reporting Segments.  Our two reportable segments are (i) Content Management and Distribution Services and (ii) MSS.  The company’s operating segments are strategic business units that offer different services to different industries and are managed accordingly.  We analyze our operating segments based on each segment’s revenues and gross income.

Contracted Backlog.  Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a relatively reliable stream of future revenues in the next few years.

Backlog Breakdown ($US in millions)
Q1/16	Q2/16	Q3/16	Q4/16	FY 2016	2017	+2018
29.14	26.10	24.06	21.91	101.21	64.72	77.71

We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. In addition, some of our contracts are denominated in Euro and influenced from currency fluctuation.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service.  Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements.  Our contracted backlog for future services as of December 31, 2013, 2014 and 2015 was $203 million, $195 million and $244 million, respectively.  If unfavorable global economic conditions occur, several of our customers may become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services.  In such case, a portion of this contracted backlog may not ultimately result in revenues.  Further, as the number of Higher Tier customers with larger contracts increases, we expect that the average duration of our contracts will shorten, thereby resulting in an increase in our next 12 months’ backlog, on the one hand, and in a decrease in our total long term backlog, on the other hand.

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

Geographic Revenue Breakdown.  We have historically derived revenues from customers based in different geographical areas.  The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2013 through 2015, by the geographical locations of our customers.  Most of our contracts are denominated in U.S. dollars.  The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located and billed.

	Year ended December 31
	2013	2014	2015
	(as a percentage of total revenues)
North America	29.2%	27.5%	25.3%
Europe	41.0%	42.5%	44.8%
Asia	11.2%	11.8%	10.0%
Israel	7.5%	6.2%	7.0%
Middle East (other than Israel)	7.4%	8.2%	7.3%
Rest of the world	3.7%	3.8%	5.6%
	100%	100%	100%

Customers and Customer Concentration.  We supply our services to customers all over the world and our sales are derived from a large number of individual customers.  During 2015, our content management and distribution services, including Sports, News & Live Events revenues, were derived from  820customers and our MSS were derived from 175customers.  In 2015, our ten largest customers accounted for 20.1% of total revenues, and no single customer accounted for more than 3.4% of our total revenues.  It is our policy to require a deposit for the last one to three months of service from most of our customers in the long term Digital Media Services. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable.

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

A majority of the company’s cost of revenues are variable costs, mainly costs associated with broadcasting services.  In  2013, 2014 and 2015, our cost of revenues included $69.0 million, $74.7 million and $80.5 million of variable costs.  For this purpose, we define the company’s variable costs as direct costs that vary directly, or substantially directly, with the volume of our revenues, mainly broadcasting services costs, as opposed to depreciation, our teleports operational costs and labor costs, which we define for this purpose as non-variable costs.

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

Our operating expenses include certain variable costs that vary directly, or substantially directly, with the volume of our revenues, mainly commissions paid to our agents and our direct sales force.  In 2013, 2014 and 2015, our operating expenses included $2.5 million, $3 million and $3.7 million of variable costs.

General and Administrative Expenses.  Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services.  These include management and consulting fees to our principal shareholders that amounted to $398 thousand in 2013, $222 thousand in 2014 and $53 thousand in 2015 (see Item 7.B. “Major Shareholders and Related Party Transactions – Related party transactions”).

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

Depreciation and Amortization Expense.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service.  We generally depreciate teleport-related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets other than land and buildings, over a seven year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years.  Buildings are depreciated for a range of 20-50 years subject to each teleport facility expected useful life.  Intangible assets other than goodwill are amortized on the basis of the estimated useful lives of the assets using annual rates of between 10-33%.  Prepaid leased land is amortized based on the term of the lease agreement assuming the renewal of such lease upon its expiration.

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

Marketable securities consist of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes. We classify our debt securities in two categories, “trading”, and “available- for- sale” and our equity securities as “trading.”  Trading securities are bought and held principally for the purpose of selling them in the short term.  All securities not included in trading were classified as available-for-sale. In May 2015, the company exercised all marketable securities.

As of December 31, 2014 and 2015, there was net unrealized gain of $7 thousand and a net unrealized loss of $0 thousand, respectively, related to available-for-sale securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Available-for-sale securities are classified as short-term interest-bearing investments on our balance sheet.

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

Income Taxes. Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes.  On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the “Amendment”) was passed by the Israeli Parliament (the “Knesset”).  According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.  Israeli companies are generally subject to corporate tax, at the rate of 26.5% for tax year 2015 (will be reduced to 25% starting tax year 2016 and thereafter).  Current and deferred tax balances as of December 31, 2014 and 2015 are calculated in accordance with the current corporate tax rate.

We were granted in 2006 an “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated with the expansion (calculated on a pro rated basis comparing the additional revenues for the taxable year to the base year, which is 2005).  Under the terms of the program, which relate to our export of communications services to television channels and television operators via satellites, we were required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions.  See Item 10.E. “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “Approved Enterprise” status.  In 2013, 2014 and 2015 the corporate tax rate was 25%, 26.5% and 26.5%, respectively, and therefore there was no tax benefit resulting from the Approved Enterprise program.

In January 2011 the Law for Encouragement of Capital Investments, 1959 (Amendment No. 68) (the “Amendment”) was passed by the Knesset.  In accordance with Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions (“Preferred Enterprise”) will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 the tax rate was 12.5%, and from 2014 onward the tax rate will be 16% (reduced rates are applicable to Preferred Enterprises in "Development Region A"). In 2015, the Company retroactively elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”) for taxable income generated from the Content Management and Distribution Services segment in Israel for 2014 and later years. The Company’s entire preferred income is subject to a 16% tax rate. The election is irrevocable.

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

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) included in ASC 740-10 “Income Taxes – Overall” as of January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations.  This evaluation considers several factors, including an estimate of the likelihood of generating sufficient taxable income in future periods, the effect of temporary differences, the expected reversal of deferred tax liabilities and available tax planning strategies.  At December 31, 2014 and December 31, 2015, we had a liability for unrecognized tax benefits of approximately $0.3 million and $0.3 million, respectively, which if recognized in the future, would affect the effective tax rate of the company.

Results of Operations

The following table sets forth selected statements of income data for each of the periods:

	2013	2014	2015
	(in thousands, except share and per share data)
Statement of Income Data:

Total Revenues	$121,795	$131,226	$140,345
Total Cost of revenues	92,313	101,176	108,181
Gross Income	29,482	30,050	32,164
Operating expenses:
Sales and marketing	9,517	13,329	15,032
General and administrative	12,003	9,544	7,826
Total operating expenses	21,520	22,873	22,858
Operating income	7,962	7,177	9,306
Financial income (expenses), net	(153)	(541)	(1,137)
Income before taxes on income	7,809	6,636	8,169
Income taxes	1,287	1,581	383
Net income	$6,522	$5,055	$7,786
Net loss attributable to non-controlling interest	-	(95)	(22)
Net income attributable to shareholders	$6,522	$5,150	$7,808

Basic earning per share	0.38	0.30	0.45
Diluted earning per share	0.37	0.29	0.44
Weighted average number of shares used to compute basic earnings per share	17,346,561	17,365,608	17,401,264
Weighted average number of shares used to compute diluted earnings per share	17,571,188	17,671,975	17,711,095

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

	Year ended
	December 31, 2014		December 31, 2015
	(in thousands and as a percentage of total revenues)
Total Revenues	$131,226	100%	$140,345	100%
Total Cost of revenues	101,176	77.1	108,181	77.1
Gross income	30,050	22.9	32,164	22.9
Operating expenses:
Sales and marketing	13,329	10.2	15,032	10.7
General and administrative	9,544	7.2	7,826	5.6
Total operating expenses	22,873	17.4	22,858	16.3
Operating income	7,177	5.4	9,306	6.6

Financial income (expenses), net	(541)	0.4	(1,137)	0.8
Income before taxes on income	6,636	5.1	8,169	5.8
Income taxes	1,581	1.2	383	0.3
Net income	$5,055	3.9	$7,808	5.5

Revenues.  Revenues were $140.3 million for the year ended December 31, 2015, an increase of 6.9%, from $131.2 million in 2014.  The increase in revenues was primarily due to acquisitions of ESS and Satlink in April and June 2015 respectively.

For the year ended December 31, 2015, our total revenue included $128.09 million of revenues derived from our content management and distribution services, an increase of $8.3 million, or 6.9%, compared to the year ended December 31, 2014. The increase in the content management and distribution revenues in 2015 was primarily due to acquisitions of ESS and Satlink on April and June 2015, respectively..

For the year ended December 31, 2015, our total revenue included $12.2 million of revenues derived from our MSS business, an increase of $0.77 million, or 6.7%, compared to the year ended December 31, 2014. The increase in the MSS services was due to increase in MSS customers  usage.

Cost of Revenues.  Cost of revenues was $108.2 million for the year ended December 31, 2015, an increase of 6.9% from $101.2 million in 2014.  As a percentage of total revenues, cost of revenues remained stable at 77.1% in both 2014 and 2015.

Network services costs were $ 80.5 million for the year ended December, 31, 2015, an increase of $5.8 million or 7.8%, from $ 74.7 million for the year ended December, 31, 2014. The $ 80.5 million network services costs incurred during December, 31, 2015 consist of $70.5 million of expenses related to our content management and distribution services, an increase of $5.1 million, or 7.8%, compared to the year ended December, 31, 2014, and $10 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $0.7 million compared to December, 31, 2014. This increase was primarily due to the increase in our revenues.

The other principal components of cost of revenue included salaries and depreciation and amortization.  Salaries were $13.9 million for the year ended December, 31, 2015, an increase of 9.8% from $12.6 million for the year ended December, 31, 2014.  This increase was due primarily to the acquisitions of  ESS and Satlink.  Depreciation and amortization remained similar at $8.7 million for both years ended on December 31, 2014 and 2015, respectively.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 76.1% the year ended December, 31, 2015 compared to 76.2% for the year ended December, 31, 2014, and as a percentage of MSS revenues, cost of revenues attributable to such revenues the year ended December, 31, 2015 was 87.5% compared to 86.8% in the year ended December, 31, 2014.

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

Sales and Marketing Expenses. Sales and marketing expenses were $15.03 million in the year ended December 31, 2015, an increase of 12.7% from $13.3 million in the year ended December, 31, 2014.  The increase in sales and marketing expenses is due to the acquisitions of ESS and Satlink an increase in salaries & benefits and enhancing customer relations.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised of 53% of our total sales and marketing expenses in each year ended December 31,2014 and 2015.  Salaries, wages and benefits increased by $1million from $7.0 million in the year ended December, 31, 2014 to $8.0 million in the year ended December, 31, 2015 mainly due to the acquisition of ESS, Satlink, increase in sales, business development relating to geographical expansion and enhancing customer relations.

Depreciation of assets related to marketing activities comprised 5.0% and 6.0% of our total sales and marketing expenses in the year ended December 31, 2014 and 2015, respectively.  Depreciation increased from $0.67 million in the year ended December 31, 2014 to $0.90 million in the year ended December 31, 2015.

Agents and commission fees paid to third parties comprised 22.3% and 24.5% of our total sales and marketing expenses in the year ended December 31, 2014 and 2013, respectively.  Agents and commission fees were $ 2.9 million in the year ended December 31, 2014 and $3.7 million in the year ended December 31, 2015.

General and Administrative Expenses.  General and administrative expenses were $ 7.8 million for the year ended December 31, 2015, a decrease from $9.5 million in the year ended December 31, 2014.  As a percentage of revenues, general and administrative expenses were 7.1% and 5.6% in the year ended December 31, 2014 and 2015, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 40% and 64% of our total general and administrative expenses in 2014 and 2015, respectively.  Salaries, wages and service fees expenses were $3.7 million and $4.4, in the year ended December 31, 2014 and 2015, respectively .

Management and consulting fees paid to our principal shareholders were $222 thousand in the year ended December 31, 2014 and $ 53 thousand in the year ended December 31, 2015.

Professional services fees, which are legal and audit fees, fees associated with Sarbanes-Oxley compliance and other consulting fees increase from $1.2 million in the year ended December 31, 2014 to $1.9 million in the year ended December 31, 2015.

Allowance for doubtful accounts was $1.3 million in the year ended December 31, 2014 and $0.8 million in the year ended December 31, 2015.

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $120thousand in the year ended December 31, 2015, a decrease of $177 thousand from $297 thousand in the year ended December 31,  2014.  This decrease is primarily the result of  decrease in revaluation expenses.

Currency Fluctuation and Other Financial Income (Expenses), Net.  Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the U.S. dollar, our functional currency, resulted in an expense of $0.60  million for the year ended December 31, 2015, an increase of $0.28 million from currency fluctuation and other financial income, net, of $0.32 million in the year ended December 31, 2014.

Income Taxes.  Income taxes were $0.4 million in the year ended December 31, 2015, a decrease of $1.2 million from $1.6 million in the year ended December 31, 2014. Most of our taxes are calculated based on Israeli tax law and are based on NIS denominated tax returns.  The decrease in the effective tax rate from 23.82% in the year ended December 31, 2014 to 4.7% in the year ended December 31, 2015 was mainly due to a retroactively election of the company for Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”) for taxable income generated from the Content Management and Distribution Services segment in Israel for the 2014 fiscal year and later years. The Company’s entire preferred income is subject to a 16% tax rate.

Net Income.  Net income was $ 7.8 million in the year ended December 31, 2015, an increase of 54% from $5.1 million in the year ended December 31, 2014.  The increase is due primarily to an increase in  revenues and decrease in general and administrative.

Segment Results.   For the years ended December 31, 2015, the gross income of our content management and distribution services to television and radio was $30.63 million, an increase of $2.1 million, or 7.35%, compared to gross income of $28.53 million in the year ended December 31, 2014.

For the year ended December 31, 2015, the gross income of our MSS business was $1.5 million, no change compare to the gross income of the year ended December 31, 2014.

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

Interest and Marketable Securities Income.  Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $297 thousand in the year ended December 31, 2014, a decrease of $ 158 thousand from $455 thousand in 2013.  This decrease is primarily the result of decrease in Marketable securities investments.

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

In 2013, 2014 and 2015, our capital expenditures included mainly investments in fixed assets of approximately $11.0 million, $8.4 million and $ 9.9 million, respectively,

We intend to continue to expand our presence in the United States, Europe, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network.  For example, in 2008 we completed the acquisitions of the Hawley Teleport in Pennsylvania and the satellite business of Bezeq for an aggregate cost of approximately $20.5 million, in 2012 we completed the acquisition of Sm2’s business in the United States for an aggregate cost of approximately $1.2 million, and in September 2013 we completed the acquisition of JCA TV, a London-based provider of content preparation services, for an aggregate cost of approximately $9.0 million and deferred payment of up to $5.5 million payable three years after the closing subject to achievement of defined business results.  The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment, customer contracts and customer relationships and potential value of synergies.

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

Cash and Cash Equivalents. Cash and cash equivalents were $14.1million at December 31, 2013, $13 million at December 31, 2014 and $18.7 million at December 31, 2015.  The increase from 2014 to 2015 was primarily due to an increase in net cash provided by operating activities. The decrease from 2013 to 2014 was primarily due to a decrease in net cash provided by operating activities.  .

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	21,301	10,493	19,691
Net cash used in investing activities	(14,348)	(7,128)	(21,457)
Net cash provided by (used in) financing activities	(5,030)	(3,619)	8,035
Effect of translation adjustments	109	(910)	(508)

Increase (decrease) in cash and cash equivalents	2,032	(1,164)	5,761

Cash and cash equivalents — beginning of year	12,133	14,165	13,001
Cash and cash equivalents — end of year	14,165	13,001	18,762

Operating Activities

For the year ended December 31, 2015, net cash provided by operating activities was $19.7 million, an increase of $9.2 million from $10.5 million of net cash provided by operating activities for the year ended December 31, 2014.  Our cash flow from operating activities was positively impacted in 2015 compared to 2014 primarily by an  increase  in account receivable increase in deferred  income and an increase in account payable. For the year ended December 31, 2014, net cash provided by operating activities was $10.5 million, a decrease of $10.8 million from $21.3 million of net cash provided by operating activities for the year ended December 31, 2013.  Our cash flow from operating activities was negatively impacted in 2014 compared to 2013 primarily by an increase in account receivable and an increase in account payable. For the year ended December 31, 2013, net cash provided by operating activities was $21.3 million, an increase of $5.4 million from $15.9 million of net cash provided by operating activities for the year ended December 31, 2012.  Our cash flow from operating activities was positively/ impacted in 2013 compared to 2012 primarily by a decrease in account receivable and an increase in account payable.

Investing Activities

For the year ended December 31, 2015, we used $21.5 million net for investing activities which was comprised mainly of acquisition of subsidiaries, net of cash acquired. For the year ended December 31, 2014, we used $7.1 million net for investing activities which was comprised mainly of an investment in fixed assets. For the year ended December 31, 2013, we used $14.3 million net for investing activities which was comprised mainly of investments of $11 million in fixed assets, $7.9 million in business combination less $4.4 million related to net proceeds from marketable securities.

Financing Activities

During the years ended December 31, 2013, 2014 and 2015, the company paid dividends to our shareholders in the amount of $5.0 million, $3.5 million and $4.8 million, respectively.

In addition, during June 2015 the company took out a loan in the amount of $15 million from Leumi Bank.

C.  Research and development, patents and licenses, etc.

Not applicable.

D.  Trend information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.  Off-balance sheet arrangements

We had no material off-balance sheet arrangements for the fiscal year ended December 31, 2015.

F.  Tabular disclosure of contractual information

We have lease agreements for our facilities.  See Part D of Item 4 “Information on the Company – Property, plants and equipment” for a description of these leases.

We lease cars for employees under operating leases.  Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fees.

The following list contains our contractual commitments at December 31, 2015, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Facility Leases	$4,550	$910	$1,910	$1,116	$614
Operating Car Leases	$1,007	$494	$513	$0	$0
Operating Network Leases	$110,323	$58,083	$47,785	$4,455	$0
Total	$115,880	$59,487	$50,208	$5,571	$614

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Age	Position(s)
Ayal Shiran (1)	50	Chairman of the Board
Avi Cohen	62	Chief Executive Officer
Shmulik Koren	45	Chief Financial Officer
David Hochner	64	Deputy Chief Executive Officer
Ziv Mor	40	Chief Technology Officer
Tzurit Golan	44	VP HR & OD
Elad Manishviz	47	Chief Marketing Officer
Nissim Barda	59	VP Operations
Dr. Shlomo Shamir (1)	68	Director
David Assia (2)(3)(4)(5)(6)	64	Director
Harel Beit-On (1)(6)	56	Director
Yigal Berman (6)	67	Director
Vered Levy-Ron (2)(3)(4)(5)	49	Director
Alexander Milner	75	Director
Ron Oren	44	Director
Tim Richards	53	Director
David Rivel	69	Director
Yaron Sheinman (2)(4)(5)	61	Director

(1)	“Independent Director” under the applicable NASDAQ Listing Rules (see explanation below)

(2)	“Independent Director” under the applicable NASDAQ Listing Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)

(3)	“External Director” as required by the Companies Law (see explanation below)

(4)	Member of Audit Committee

(5)	Member of Compensation Committee

(6)	Member of Investment Committee

Ayal Shiran, has been the chairman of our Board of Directors since February 2016 and a member of our Board of Directors since March 2014, and he is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group from 2008 to 2013 with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular, from 2004 to 2008. Before joining Amdocs in 2004, Ayal served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

Avi Cohen has been our Chief Executive Officer since July 2012. Prior to joining our company, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies Ltd., a leading manufacturer and provider of Satellite Communication equipment and a public company traded on the Tel Aviv Stock Exchange, from 2008. Prior to joining Orbit, from September 2006, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom. Prior to ECI, Mr. Cohen served in a variety of management positions at KLA-Tencor (NASDAQ: KLAC). From 2003, he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at KLA-Tencor’s corporate headquarters in the U.S. From 1995, he was the President of KLA-Tencor Israel, responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen spent three years as Managing Director of Octel Communications Israel (later sold to Avaya), after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded in 1985 and was acquired by Octel in 1991. Mr. Cohen also serves as a director of Nova Measuring Instruments Ltd. (NASDAQ: NVMI).  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University.

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

Ziv Mor has been our Chief Technology Officer and Vice President - Business Development since June 2010.   From December 2006 until June 2010, Mr. Mor served as our Chief Technology Officer & Vice President – Engineering. During these years and till 2013, Mr. Mor was also in charge for the company global operations. From January 2003 until December 2006, Mr. Mor served as our Director of Engineering, after having served us in different technical management roles since November 1997.  Mr. Mor holds a B.Sc. in Technology Business and Management from Holon Academic Institute of Technology and a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences.

Tzurit Golan joined RR Media in March 2013 as VP HR & OD.  Prior to joining RR Media, Ms. Golan held several executive HR positions in the high-tech industry. During 2012, she was the Head of International HR at AudioCodes Ltd. (NASDAQ: AUDC). Prior to joining AudioCodes, Ms. Golan was Head of at Orbit Technologies Ltd. (TASE: ORBI) from 2010 to 2012, and Director HR at Alvarion Ltd. (NASDAQ: ALVR) from 2006 to 2009.  Ms. Golan holds a B.A. in Behavioral Sciences from the College of Management and M.A. in Organizational Sociology from Ben-Gurion University.

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

David Hochner has been our Deputy Chief Executive Officer since June 2015. From 1995 until June 2015 he served as a Chief Executive Officer at Satlink Communications Ltd. From 1991-1994 Mr. Hochner served as Chief Executive Officer of Monitor Technology Ltd., representing US-based technology companies within the cable media industry in Israel. During 1991-1994 Mr. Hochner was also the founder and board member of Dura - Line Israel Ltd. From 1987 to 1990 Mr. Hochner served as the head of Business Development at Giltek Communications. Mr. Hochner holds a B.A. degree in Photography and Television Production and practical engineering degree in Electronics from Sapir College for Electronics and Sciences, Gevim, Israel .

Dr. Shlomo Shamir has been a member of our Board of Directors since April 2011. From May 2011 until February 2016, Dr. Shamir was the Chairman of our Board of Directors. Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RR Media, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and the chairman of the Board of Directors of Volex Pure Digital. Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

David Assia, a member of our Board of Directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of the First International Bank, eToro Group Ltd., Biocatch Ltd., MobeeArt, The Weizmann Institute of Science, Yeda Research & Development Company, the Israel Association of Electronics and Software, iAngles and DBMaestro.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

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

Yigal Berman, a member of our Board of Directors since December 2013, is the President and Chief Financial Officer of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors from October 2007 through December 2013.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University

Vered Levy-Ron, a member of our Board of Directors since January 2007, is Vice President at Landa Labs since August 2014 and was the CEO of HumanEyes Technologies from February 2010 to July 2014 and has remained as an advisor to the HumanEyes Board.  Prior to that, she was president of DaLi Advisory from September 2005 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

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

B.  Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	2015 Cash Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
Avi Cohen, CEO (6)	370,000	168,000	90,000	26,000	654,000
Shmulik Koren, CFO	238,000	99,000	50,000	14,000	401,000
Yaron Ravkaie, CBO (7)	285,000	--	23,000	8,000	316,000
Elad Manisheviz, CMO	233,000	46,000	24,000	--	303,000
Ziv Mor, CTO	190,000	60,000	15,000	17,000	282,000

(1)	All Covered Executives are employed by RR Media on a full time (100%) basis.

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of the Company's compensation committee and the board of directors.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the option's fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 D to our consolidated financial statements.

(5) (6)
Mainly include leased car and mobile phone expenses.

The Company and Mr. Cohen extended the Mr. Cohen’s existing employment agreement for additional three months until March 31, 2016.  In addition, subject to Shareholders’ approval, Mr. Cohen’s existing employment would be  extended, effective as of January 1, 2016, and amended such that the his gross monthly salary as our CEO shall be increased to NIS 106,700.

(7)	Mr. Ravkaie left the Company on January 15, 2016.

The aggregate direct compensation we paid to our executive officers as a group for the year ended December 31, 2015 was $2.3 million.  This amount includes $200,000 that was set aside or accrued to provide for severance and retirement insurance policies.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

We pay each director an annual fee of $17,000, $500 per each meeting of the board attended and $500 per each meeting of a committee attended, unless such meeting is held immediately before or after a board meeting, in which case, the fee for such meeting is $200.  In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee for such action is $150. We pay each external director an annual fee of $17,000, $500 per each meeting of the board attended and $500 per each meeting of a committee attended. In the event that an external director attends a meeting by phone or a resolution is adopted by written consent, then the fees for such actions shall be $300 and $250 respectively, subject to limitations imposed by the Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000. The compensation of our external directors is consistent with our compensation policy.

In addition, commencing May 2011, in consideration for the services provided to the company, we paid a company controlled by the Chairman of our board of directors a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  In September 2012, we also granted the Chairman of our board of directors options to purchase 200,000 ordinary shares at an exercise price of $5.28 vesting over a period of three years and nine months, with an expiration date of June 2016. In February 2016, the Chairman Services Agreement was terminated in accordance with its terms.

 During 2015, we granted two of our directors options to purchase 30,000 ordinary shares, at an exercise price of $7.28 per ordinary share that vest over a period of three years, with expiration date of January 2018.

During 2015, we granted our executive officers options to purchase 117,500 ordinary shares, at exercise prices ranging from $7.13 to $7.64 per ordinary share that vest over a period of four years, with expiration dates ranging from January 2019 to July 2019.

As of December 31, 2015, there were outstanding options to purchase 1,286,562 ordinary shares granted to our executive officers, employees and directors as a group, at an exercise prices ranging from $5.22 to $8.95 per ordinary share, with expiration dates ranging from June 2016 to December 2019. In addition, as of December 31, 2015, we granted 152,354 Restricted Share Units with expiration date of April 2017. Other than as specified in the share ownership table under Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders,” none of our directors and executive officers holds more than 1% of our outstanding shares.

C.  Board practices

Our current board of directors consists of eleven directors, including two external directors as required by Israeli law.

Other than the external directors, who are subject to special election requirements under Israeli law, our directors are elected by the affirmative vote of the holders of a majority of the voting power present, in person or by proxy, at a shareholders meeting convened for that purpose, not taking into consideration any abstentions.

Any change in the number of our directors requires an amendment of our articles of association and approval by a special majority vote of at least sixty percent (60%) of the votes cast by those shareholders present and voting, not taking into consideration abstentions.  A general meeting may remove a director during the term by a simple majority vote (except for external directors, who can be removed only in accordance with the “Companies Law”).  For further information regarding our directors’ service and terms, see Item 6.A. “Directors and senior management.”

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

In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of NASDAQ, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  Our board of directors has determined that each of Messrs. Assia, Beit-On, Sheinman and Shiran and Ms. Levy-Ron qualifies as an independent director under the requirements of NASDAQ, and that each of Messrs. Assia and Sheinman and Ms. Levy-Ron (who serve on our audit committee and compensation committee) qualifies as an independent director under the respective requirements of the SEC and NASDAQ.

Home Country Practices

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

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

In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is not required for the establishment or amendment of equity based compensation plans and arrangements, unless, for instance, the arrangement is for the benefit of a director, or a controlling shareholder, in which case compensation committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless, for instance, the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, compensation committee or audit committee approval, would also be required.  The Israeli Companies Law defined a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which  (A)  involves consideration that is not solely cash or public traded securities, or is not on fair market terms, and (B) results in either (i) an increase of holdings of a shareholder who holds more than 5% of the company shares prior to the placement, or (ii) in an increase in holdings of a person such that after the placement such person will hold more than 5% of the company's shares

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

For a discussion of the requirements of Israeli law in this regard, see Item 10.B. “Additional Information – Memorandum and articles of association – Fiduciary Duties and Approval of Related Party Transactions,” “– Shareholders” and “– Anti-Takeover Provisions.”

External Directors

We are subject to the Companies Law.  Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two external directors to serve on its board of directors, whom we have re-elected in December 2015.  Following a recent amendment to the Companies Law enacted on February 17, 2016, or Amendment 27, any and all of such external directors are no longer required to be Israeli residents in case of a company listed on a foreign stock exchange (such as our Company). All of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of the audit committee and compensation committee), and at least one external director must serve on each other committee of our board of directors.  In addition, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Listing Rules, has “financial and accounting expertise,” and the other external director or directors have “professional expertise,” all as defined under the Companies Law.  Our board of directors has determined that (A) our external director, Mr. David Assia, is independent under the applicable SEC, NASDAQ Listing Rules and the Companies Law and has “financial and accounting expertise,” and (B) our other external director, Ms. Vered Levy-Ron, is independent under the applicable SEC, NASDAQ Listing Rules and the Companies Law and has “professional expertise”. Our Board of Directors has determined that each of Mr. Assia and Ms. Levy-Ron has all necessary qualifications required under Israel's Companies Law to be considered an “Expert External Director”.

Under the Companies Law, a person may not be appointed as an external director if such person is a relative of the controlling shareholder of the company or if at the date of the person’s election or within the preceding two years such person or his or her relatives, partners, employers, or anyone to whom such person is subordinate, whether directly indirectly, or entities under the person’s control, have or had any affiliation with any of (each, an “Affiliated Party”) (1) us; any person or entity controlling us on the date of such appointment; (3) any relatives of a controlling shareholder; or (4) any entity controlled, on the date or such appointment or within the preceding two years, by us or by our controlling shareholder. In the case of a company without a controlling shareholder or a shareholder holding at 25% or more of the voting rights in the company, a person cannot be appointed if such person have any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the voting rights in the company or the company’s most senior finance officer.  Under the Companies Law, “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an external director following the initial public offering.

In addition, a person may not serve as an external director:

•
if the person or his or her relatives, partners, employers, a person to whom such person is subordinate or entities under such person’s control, maintains a business or professional relationship with any entity that has an affiliation with an Affiliated Party, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an external director in excess of the amounts permitted by the Companies Law and regulations thereunder.

The term “office holder” is defined as any managing director, general manager, chief business officer, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions regardless of that person’s title, and a director or any manager directly subordinate to the general manager.  Each person listed in the table under “Directors and senior management” is an office holder.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendent, spouse’s descendant, sibling and parent or the spouse of any of the foregoing.

            A person may not serve as an external director if that person’s position or other affairs create, or may create, a conflict of interest with the person ability to serve as a director or may otherwise interfere with the person’s responsibilities as a director, if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If at the time any external director is to be elected all members of the board that are not controlling shareholders or their respective relatives are of the same gender, then the external director to be elected must be of the other gender.  In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

Until the lapse of two years from the date of an external director's termination of office, neither the company nor its controlling shareholders, including  any entities controlled by a controlling shareholder, may grant such former external director or any of his or her spouse or children any benefits (directly or indirectly), including that: (i) such former external director, his or her spouse or children may not be engaged to serve as an office holder of the company or any corporation controlled by a controlling shareholder of the company, and (ii) such former external director, his or her spouse or children, also may not be employed or provide professional services for payment, either directly or indirectly, including through a corporation controlled by such person. Additionally, the foregoing restrictions apply to other relatives of a former extremal director other than his or her spouse or children for a period of one year from the date of termination of office instead of two years.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either of the following requirements are met:

•
the majority of the shares that are voted in the meeting in favor of the appointment, excluding abstentions, include at least a majority of the votes of the shareholders other than our controlling shareholders or shareholders who have a personal interest in the election (excluding a personal interest that did not result from the shareholder relationship with the controlling shareholders); or

•	the total number of shares held by the shareholders mentioned in the foregoing paragraph that are voted against the election does not exceed two percent of the aggregate voting rights of the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, each if:

•
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Israeli Companies Law with respect to the affiliation of the external director nominee, as described above;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

Under the Companies Regulations (Reliefs for Companies Listed for Trade on a Stock Exchange Outside Israel) 5760-2000, or the “Companies Regulations (Reliefs)”, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that: (i) both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company; (ii) the appointment to the additional term is subject to the reelection provision described above; and (iii) the term during which the nominee served as an external director and the board of directors’ and audit committee's reasoning for the extension of such term were presented before the general meeting prior to its approval.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations promulgated under the Companies Law and are prohibited from receiving any other compensation, directly or indirectly, in connection with the service as external directors except for certain exculpation, indemnification and insurance, provided by the company, as specifically allowed by the Companies Law. In addition, the compensation of an external director must be determined prior to the person’s consent to serve as an external director. The compensation of all directors requires, subject to certain reliefs, the approval each of the company's compensation committee, board of directors and shareholders, in that order.

David Assia and Vered Levy-Ron are our external directors under the Companies Law. On December 23, 2015, each of David Assia and Vered Levy-Ron was re-appointed as an external director under the under the Companies Regulations (Reliefs) for an additional term of three years

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and an investment committee.

Audit Committee.  Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, include all of the external directors (including one external director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  The audit committee may not include the chairman of the board of directors, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to serve as audit committee members may not participate in the committee’s meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “independent director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee.  Our audit committee consists of Yaron Sheinman and our two external directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC and NASDAQ and complies with the Companies Law criteria for audit committee members.  Mr. Assia serves as the Chairman of the audit committee.  Our audit committee meets as often as it determines to be necessary and appropriate, but not less than every three months.  Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one external director.

The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls.  The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditors audit plan and to establish and monitor whistleblower procedures. Following Amendment 27, a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) is allowed to have one committee acting as both audit and compensation committee.

Compensation Committee.  Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the external directors (including one external director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Similarly to the audit committee, individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings  unless the chairman of the committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

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

Our compensation committee consists of Yaron Sheinman and our two external directors, David Assia and Vered Levy-Ron, each of which is an independent director under the respective requirements of the SEC and NASDAQ and complies with the Companies Law criteria for compensation committee members.  Mr. Assia serves as the Chairman of the compensation committee.

Investment Committee.  Our investment committee consists of three directors, Harel Beit-On, Yigal Berman and David Assia, our external director.  The investment committee’s duties include reviewing and making recommendations to the board of directors regarding the company’s investment policies, hedging policy and other banking related matters.  The investment committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee.

Chairman of the Board

Under the Companies Law, the general manager of a company or his or her relatives shall not serve as the chairman of the board of directors, and the chairman of the board of directors or his or her relatives may not serve as the general manager (or chief executive officer), unless approved by the shareholders by a special majority vote prescribed by the Companies Law.  In any event, the shareholder vote cannot authorize such appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not fill any other position at the company or in any entity controlled by the company, other than the chairman of the board of directors of a controlled entity, and the company shall not designate the chairman with duties that are, directly or indirectly, subordinate to the general manager.

Internal Auditor

Under the Companies Law, the board of directors of a public company must, among others, appoint an internal auditor based on the recommendation of the audit committee.  The role of the internal auditor, among other things, is to examine whether a company’s actions comply with the law and proper business procedure. Under the Companies Law, the internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative.  Our internal auditor is Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu.

D.  Employees

As of December 31, 2015, we had 387 employees, of whom 262 were in operations, 70 were in sales and marketing, and 55 were in general and administration; as of December 31, 2014, we had 335 employees, of whom 230 were in operations, 61 were in sales and marketing, and 44 were in general and administration; and as of December 31, 2013, we had 319 employees, of whom 220 were in operations, 58 were in sales and marketing, and 41 were in general and administration. Competition for personnel in our industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.  The number of employees above includes 12 employees in the MSS business as of December 31, 2015, of whom seven were in operations and seven in sales and marketing; twelve employees in the MSS business as of December 31, 2014, of whom five were in operations and seven in sales and marketing; thirteen employees in the MSS business as of December 31, 2013, of whom seven were in operations and 6 in sales and marketing.

As of December 31, 2015, 255 of our employees were located in Israel, 61 of our employees were located in the United Kingdom, 33 employees were located in the United States and 28 employees were located in Romania; as of December 31, 2014, 246 of our employees were located in Israel, 55 of our employees were located in the United Kingdom and 33 employees were located in the United States; as of December 31, 2013, 243 of our employees were located in Israel, 46 of our employees were located in the United Kingdom and 31 employees were located in the United States..

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

In March 2015, we recognized the Histadrut, an Israeli labor union, as the representative union of the Company's employees and we are currently negotiating a collective employment agreement with the Company's employees' representatives, or the Union, and the Histadrut for an expected term of at least three years (2016-2019).  Although we cannot provide any assurances, we anticipate that the agreement will apply to the Company's employees, excluding certain managerial and specific positions and we expect that the agreement will generally define employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law. Such terms may include, among others, reference to: minimum wage; annual salary increase; incentives; benefits and other one time or annual payments to the employees; welfare budget and procedures relating to manning a position; and change of place of employment and dismissal, including the respective authority of management. See also “Item 3. Key Information – D. Risk Factors – Risks Related to our Business - The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation”.

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102. As of December 31, 2015, the total number of ordinary shares that are available for grant under our plan is 436,686 which is reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

The terms of the granted options provide that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche.

During the year ended December 31, 2015, we granted our employees options to purchase 42,500 ordinary shares at exercise prices ranging from $7.28 to $8.87 per ordinary share.  During the year ended December 31, 2015, we granted our directors options to purchase 30,000 ordinary shares, at an exercise price of $7.28 per ordinary share that vest over a period of three years, with expiration date of January 2018. During the year ended December 31, 2015, we granted our employees 152,354 Restricted Share Units with expiration date of April 2017. As of December 31, 2015, we had outstanding options under the plan to purchase 1,286,562 ordinary shares.  As of December 31, 2015, no other awards were outstanding under the plan.

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

 ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table shows information as of March 10, 2016 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,401,131 ordinary shares outstanding as of March 10, 2016 2016.  In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding ordinary shares subject to options or restricted share units held by that person that are currently exercisable or exercisable within 60 days of  March 10, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RR Media Ltd., RR Media Building, Hanegev Street, PO Box 1056, Airport City 7019900, Israel.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	187,500	1.07%
Avi Cohen	234,375	1.34%
Shmulik Koren	17,231	*
David Hochner	-	-
Ziv Mor	2,658	*
Tzurit Golan	2,657	*
Elad Manishviz	23,906	*
Nissim Barda	2,656	*
David Assia	24,000	*
Harel Beit-On	-	-
Yigal Berman	-	-
Vered Levy-Ron	15,000	*
Alexander Milner	-	-
Ron Oren	10,000	*
Tim Richards		-
David Rivel (2)	821,381	4.6%
Yaron Sheinman	6,250	*
Ayal Shiran	-	-
All directors and officers as a group (18 persons)	1,353,865	7.78%
Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (3)	5,940,367	34.13%
Viola A.V. RRsat, Limited Partnership (4)	4,958,374	28.49%
Harel Insurance Investments & Financial Services Ltd. (5)	1,118,673	6.42%
Unterberg Capital, LLC (6)	880,441	5.06%

* Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of March 10, 2016.

(2)	Based on Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.

(3)
Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us. According to the information provided to us by Rapac Communication & Infrastructure Ltd., or Rapac, as of January 31, 2016 (i) Del-Ta Engineering Equipment Ltd., a wholly-owned subsidiary of Rapac, directly beneficially owned 5,098,792 ordinary shares, representing approximately 29.27% of our ordinary shares, (ii) Rapac directly beneficially owns 841,575 ordinary shares, representing approximately 4.83% of our ordinary shares, (iii) Inter-Gamma Investment Company Ltd., or Inter-Gamma, a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac representing approximately 56.9% of the voting power and share capital of Rapac, and (vi) Mr. Tanhum Oren beneficially owned shares of Inter-Gamma representing approximately 89.57% of the voting power and share capital of Inter-Gamma

(4)
Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 2014 and on other information provided to us. Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the ordinary shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the ordinary shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 ordinary shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

(5)
Based on Schedule 13G/A filed with the SEC on January 28, 2016.  In accordance with the Schedule 13G/A, (i) 1,088,373 ordinary shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 ordinary shares are beneficially held for its own account.

(6)
Based on Schedule 13G filed with the SEC on January 14, 2016. In accordance with Schedule 13G, Unterberg Capital, LLC, together with Unterberg Technology Partners LP, Thomas I. Unterberg and Ross A. Koller, beneficially owned 880,441 ordinary shares jointly.

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

According to our transfer agent, as of March 10, 2016, we had 2 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 8,395,694 ordinary shares representing approximately 47.91% of the outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

1.
amending RR Media’s Articles of Association (i) to increase the size of RR Media’s board of directors and provide that members of RR Media’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RR Media’s directors and a supermajority of more than 70% of the voting directors for approving specified matters; and

2.
replacing all the serving members of RR Media’s board of directors in accordance with the nominee designation process agreed upon between Del-Ta Engineering and Viola, as described below (other than the two external directors, and a third unaffiliated director).

At our 2013 annual general meeting of shareholders, our shareholders approved the amendment of our Articles of Association as set forth above and elected directors as described above.  See Item 10.B. “Additional information – Memorandum and articles of association”.

RR Media Board Designation – The parties agreed that each shareholder shall designate four directors to RR Media’s board of directors and one external director, and jointly agree on the identity of a third unaffiliated director, and vote their ordinary shares (including ordinary shares for which each party holds voting power) in favor of such designated nominees.  The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 ordinary shares and more than 1,734,656 ordinary shares.

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

Chairman Services Agreement

In June 2011 we entered into a Chairman Services Agreement with a company controlled by Dr. Shlomo Shamir, the Chairman of our board of directors.  Pursuant to the agreement, in consideration for the services provided by Dr. Shamir to us, his company is entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results.  Pursuant to its terms, the Chairman Services Agreement is currently effective until June 30, 2015, and, subject to Dr. Shamir continuing to serve as the Chairman of our board of directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.  In addition, in September 2012, we granted Dr. Shamir options to purchase 200,000 Ordinary Shares at an exercise price of $5.28, vesting over a period of 4 years. In February 2016, the Chairman Services Agreement was terminated in accordance with its terms.

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

On January 17, 2016, the District Court of Tel-Aviv-Jaffa, ruled in favor of RR Media the amount of NIS 10,986,146 plus interest and NIS 60,000 for legal expenses. We have started a process to enforce the judgment.

Dividend policy

We distributed to our shareholders cash dividends of $5.0 million, $3.5 million and $4.8 million in 2013, 2014 and 2015, respectively.

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

B.  Significant changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2015.

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

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Select Market:

	High	Low

2010	$12.50	$6.70
2011	$8.03	$3.77
2012	$6.96	$3.86
2013	$9.35	$6.45
2014	$9.60	$6.06
2015	$9.35	$5.95

2013
First quarter	$8.50	$6.45
Second quarter	$9.35	$7.25
Third quarter	$8.62	$6.97
Fourth quarter	$8.53	$7.41

2014
First quarter	$9.39	$8.10
Second quarter	$9.60	$8.52
Third quarter	$9.50	$6.66
Fourth quarter	$8.04	$6.06

2015
First quarter	$7.80	$6.00
Second quarter	$7.94	$6.00
Third quarter	$8.51	$5.95
Fourth quarter	$9.35	$7.76

Most recent six months

September 2015	$8.51	$7.33
October 2015	$9.31	$7.76
November 2015	$9.35	$8.12
December 2015	$9.30	$8.25
January 2016	$9.05	$7.64
February 2016	$13.09	$7.53
March 2016 (through March 08, 2016)	$13.15	$13.0

On March 10, 2016, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $ 13.08 per share.  According to our transfer agent, as of March 10, 2016 there were 2 holders of record of our ordinary shares.

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

Ordinary Shares

Our authorized share capital consists of 27,000,000 ordinary shares, par value NIS 0.01 per share.  As of March 10, 2016, we had 17,401,131 ordinary shares outstanding.

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

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1/3% of the voting power. If within half an hour from the time scheduled for a general meeting a quorum is not present, the meeting shall be adjourned to the next day at the same time and place, or any time and place as our directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of the issued and outstanding share capital.  The chairman of the board of directors presides at each of our shareholders meetings.  The chairman of the meeting does not have an additional or casting vote.

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

(4)           election and dismissal of an external director – see Item 6.C. “Directors, Senior Management and Employees – Board practices – External directors;”

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

Election of Directors

Other than the external directors, who are subject to special election requirements under Israeli law, our directors are elected by the affirmative vote of the holders of a majority of the voting power present, in person or by proxy, at a shareholders meeting convened for that purpose, not taking into consideration any abstentions.

A director may nominate an alternate director, as long as the alternate qualifies to serve as a director.

Dividends

The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares.  We may declare dividends out of retained earnings.  Even in the absence of retained earnings, we may declare dividends out of earnings generated over the two most recent fiscal years (the “Profit Test”).  In either case, our board of directors must reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due (the “Solvency Test”).  If we do not comply with the Profit Test, a court may nevertheless allow us to distribute a dividend, provided the court is convinced that the Solvency Test is satisfied.

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

Disclosure of personal interest.  The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company.  “Personal interest,” is defined by the Companies Law, as the personal interest of any person in an act or transaction of the company, including a personal interest of such person’s relative or the personal interest of any corporation in which s person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. Furthermore, a personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not  “Personal interest” does not include to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.”

The Companies Law defines an “extraordinary transaction” as any of the following:

•	a transaction that is not in the ordinary course of business;

•	a transaction not on market terms; or

•	A transaction that may have a material impact on the company’s profitability, assets or liabilities.

Approvals.  The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest which is not an extra ordinary transaction, requires the approval of our board of directors, unless the articles of association provide otherwise.  Our articles of association do not provide otherwise. In addition, such transaction may not be approved if it not in our best interest.  If the transaction is an extraordinary transaction, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers see “Compensation of Executive Officers and Directors; Executive Compensation Policies” below.

Any person who has a personal interest in a matter that is considered at a meeting of the board of directors the audit committee, or the compensation committee, generally may not be present at that meeting or vote on that matter. However, , if the chairman of the board of directors, the chairman of the audit committee or the chairman of the compensation committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder.

The approval of the audit committee, the board of directors and our shareholders, in that order, is required for extraordinary transactions, including a private placement, with a controlling shareholder or with another person in which a controlling shareholder has a personal interest. In addition to the majority vote, the shareholder approval must satisfy either of the following requirements:

The approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

In addition to the majority vote mentioned in each of the foregoing paragraphs, the shareholder approval must satisfy either one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the approval of the compensation and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions ; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

Generally, the approval of such a transaction may not extend for a period of more than three years, except that in the case of an extraordinary transaction, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern compensation for employment or service, the transaction may be approved for a longer period if the audit committee determines, in advance, that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policies.  The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policies participating in the vote, excluding abstentions; or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policies does not exceed 2% of the aggregate voting rights of our company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

o	no financial liability was imposed on the office holder as an alternative in lieu of criminal proceedings; or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party;

o	in a criminal action in which the office holder is found innocent; or

o	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event.  If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

Insurance of Office Holders

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Exculpation of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events described above and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

We entered into indemnification agreements with each of our office holders.

Anti-Takeover Provisions

Mergers and Acquisitions.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Audit committee—Approval of transactions with related parties” for a definition of means of control) of the other party to the merger or any one on their behalf including their relatives (See “Management—External directors—Qualifications of external directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Full tender offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

 A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The description above regarding a full tender offer shall also apply, with necessary changes, when a full tender offer is accepted and the offeror has also offered to acquire all of the company’s securities.

Special tender offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

 An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.  Material contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location
Share Purchase Agreement, dated as of September 3, 2013, by and among the registrant and Nicholas Paul Pannaman, Simon Paul Kay and Matthew James Bowman	Item 4.D. “Information on the Company – Property, plants and equipment.”

Sale and Purchase Agreement, dated April 07, 2015, by and among the registrant and Mr. Popa Cristinel Pompiliu and Mrs. Popa Mihaela Tatiana (filed herewith).	Item 4.A. “History and development of the company.”

Purchase Agreement by and among the registrant and Satlink Communications Ltd. and the Shareholders of Satlink.	Item 4.A. “History and development of the company.”

Agreement and Plan of Merger, dated as of February 25, 2016, by and among SES Astra Services Europe SA, Newbusinessco Ltd. and the registrant.	Item 4.A. “History and development of the company.”

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

E.  Taxation

Taxation in Israel

The following is a discussion of the material tax consequences under Israeli tax laws relating to the ownership and disposition of our ordinary shares and of the Israeli government programs we benefit from.  This discussion does not address all aspects of Israeli income or profits.

Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation.  Therefore, the views expressed in the discussion may not be accepted by the tax authorities in question.  The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Corporate Tax Structure in Israel

26.5% for the 2015 tax year and the corporate tax rate is reduced to 25% starting tax year 2016 and thereafter.Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Taxation of Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 25% on dividends that they receive from us that is not attributed to the Approved Enterprise income.  If the recipient is a person who holds, directly or indirectly, alone or together with anothers, 10% or more of one of the Israeli resident company’s means of control, or a Significant Shareholder, at any time during the 12 month period preceding the distribution the applicable tax rate will be 30% Those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate if lower. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A distribution of dividends from income, which is not attributed to an Approved Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Significant Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

A distribution of dividend from income attributed to an Approved Enterprise will be generally subject to  tax in Israel at the rate of 15% provided that the Approved Enterprise was activated prior to the tax year 2014. A distribution of dividends attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed.

Payors of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemption, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a Nominee Company (for corporations and individuals).

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital which are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel.  The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus.”  Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale, or if an individual holds a security that are stated in a foreign currency, then the change in such currency between the date of purchase and the date of sale should be considered as the Inflationary Surplus.  Real Gain is the excess of the total capital gain over the Inflationary Surplus.  Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

The Real Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Significant Shareholder” (as defined above) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. The real capital gain derived by corporations will be generally subject to the ordinary corporate tax (26.5% and 25% in 2015 and 2016, respectively).

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that: (i) our ordinary shares are publicly traded on a recognized stock exchange or regulated market outside of Israel, such as the NASDAQ Global Market; (ii) such capital gains are not derived from a permanent establishment in Israel; (iii) that such shareholders did not acquire their shares prior to the issuer’s initial public offering; and (iv) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who, in general, hold an interest of less than 10% of the voting rights in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 26.5% and 25% for corporations in 2015 and 2016, respectively, and a marginal tax rate of up to 50% for individuals, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (approximately NIS 811k in 2015).

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides certain incentives for capital investments in a production tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  Examples of this kind of investor include banks, financial institutions, insurance companies and securities dealers; persons that own, directly or indirectly, on the date the dividend was distributed or during the prior 12 months, 10% or more of our outstanding voting rights; or a foreign corporation if Israeli residents hold 25% or more of its shares or have the right to 25% or more of its facility (or other eligible assets).  An investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise,” is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%).  If the dividend is distributed during the benefit period or within the following 12 years (the 12-year limitation does not apply to a foreign investor’s company), the dividend recipient is taxed at the reduced withholding tax rate of 15% (provided that the Approved Enterprise was activated after 2014).  After this period, the withholding tax rate is up to 25%.

We were granted in 2006 an “Approved Enterprise” status under the Investment Law for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005.  Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a maximum tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005).

In January 2011, the Law for Encouragement of Capital Investments, 1959 (“Amendment No. 68”) was passed by the Knesset.  In accordance with the Amendment the tax rate that may apply to income generated by certain enterprises that meet various conditions and elect to be taxed pursuant to Amendment No. 68 (each, a “Preferred Enterprise”) will be as follows: 15% during 2011 and 2012 for Preferred Enterprises located in certain areas (i.e., center of Israel).  In 2013 the tax rate will be 12.5%, and from 2014 onward the tax rate will be 16% (reduced rates are applicable to Preferred Enterprises in "Development Region A").

The provisions of the new legislation shall not apply to a company already owning "Beneficiary Enterprise" or “Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company otherwise elected to implement the new legislation

We made such election with respect to the tax year 2014 and thereafter, however there is no assurance that we are entitled to such tax benefits as Preferred Enterprise. To the extent that we are not entitled to such tax benefits our taxable income should be subject to the ordinary corporate tax rate.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding a certain threshold (approximately NIS 811,000 for 2015, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. The following discussion is not exhaustive of all possible U.S. federal income tax considerations.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect.  Such change could materially and adversely affect the U.S. federal income tax consequences described below.  No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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

This discussion is not a comprehensive description of all of the U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares, is no substitute for consultation by actual or prospective investors with their own tax advisors, and does not constitute tax advice.  We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate, gift, and generation skipping tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

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

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year.  We do not believe that we were a PFIC for the preceding taxable year and we may not be a PFIC for the current taxable year.  However, please see the discussion under “Passive Foreign Investment Company” below. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are, subject to the conditions described below, expected to be eligible for the reduced QDI tax rate, although we can offer no assurances in this regard.

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

Foreign Tax Credits.  Subject to certain significant conditions and limitations, any foreign (e.g., Israeli) taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income.  The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

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

Dispositions of Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss on the sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the U.S. dollar value of (i) the amount realized on the sale, exchange, or other taxable disposition (e.g., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis (determined under U.S federal income tax rules)in the ordinary shares.  Such gain or loss will be capital gain or loss.

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

The additional 3.8% “net investment income tax” (described below) may apply to gains that you recognize upon the sale, exchange, or other taxable disposition of our ordinary shares if you meet certain modified adjusted gross income threshold..

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

We do not believe that we were a PFIC for the preceding taxable.  However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for 2016 or any future taxable year or that the IRS will not challenge our determination concerning our past, present, or future PFIC status.

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

If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, regardless of whether we actually continue to be a PFIC.  You are encouraged to consult your tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares and any gain realized on the disposition of ordinary shares or to report your ownership of ordinary shares if the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds.

If a Non-Electing U.S. Holder who is an individual dies while owning our ordinary shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such ordinary shares.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the ordinary shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such ordinary shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

QEF Election.  We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election.  U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock.  The ordinary shares our expected to constitute “marketable stock” as long as they remain listed on the NASDAQ Global Select Market and are regularly traded.  Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.

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

Certain U.S. Holders may also be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations.

An U.S. Holder who fails to timely furnish the required reports described above generally will be subject to substantial penalties.  Additionally, in the event a U.S. Holder does not file a required report, the statute of limitations on the assessment and collection of U.S. federal income taxes ofsuch U.S. Holder for the related tax year may not close before such report is filed.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  During 2015, 63.3% of our revenues and 56.4% of our network service providers expenses were in U.S. dollars. Although our functional currency is the U.S. dollar, approximately 19.8% of our revenues in 2015 and approximately 19.5% of our network service provider’s costs in 2015 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in NIS, as well as a small portion of our agreements with customers. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  Further, if more customers or vendors will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.  In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers.  Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations. In order to reduce this exposure, we use financial instruments such as forward exchange contracts to hedge a portion, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign currency hedging program is to manage the effect of exchange rate fluctuations on our gross income, operating expenses and eventual cash flows.  We are exposed to credit loss in the event of non- performance by counterparties on the foreign exchange contracts the Company uses in hedging activities. These counterparties are established financial institutions and to date no such counterparty has failed to meet its financial obligations to the Company under such contracts.

As of December 31, 2015, we invested our excess cash in bank accounts and deposits located with banks located in Israel, Cyprus and in the United States.  These instruments had maturities of twelve months or less when acquired.  Due to the short-term nature of these investments and our practice of holding those investments until their maturity, we believe that there is no material exposure to interest rate risk arising from our investments.  We invested some of the excess cash we had in longer-term financial instruments in order to achieve a higher yield.  Those funds are managed by two brokerage firms located in Israel and one brokerage firm located in the United States based on our investment policy, reviewed from time to time under the supervision of the investment committee of our board of directors, and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  Due to the credit rate and the dispersion, we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.  However, the economic crisis and the volatility in the capital markets in the United States, Europe and in Israel may affect the financial stability of the entities in which we invested (mainly debentures of these entities), and change the credit ratings of these long-term investments, therefore triggering  an increase in interest rates and losses in these investments.  Because of our ability to hold these investments until maturity, we believe we reduce the risk of incurring losses in these investments provided the entity eventually pays principal and interest upon maturity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

None

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Eastern Space Systems and Satlink Communications, which we acquired in April and June 2015, respectively. Total revenues subject to each of Eastern Space Systems and Satlink Communications internal control over financial reporting represented 2.1 percent and 11.1percent of our consolidated total revenues for the fiscal year ended December 31, 2015, respectively. Total assets subject to each of Eastern Space Systems and Satlink Communications internal control over financial reporting represented 0.5% and 11.3% of our consolidated total assets as of December 31, 2015, respectively

  Based on that evaluation, management has concluded that our internal control over financial reporting was effective at December 31, 2015.

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Assia is an “audit committee financial expert” and that he is independent under the applicable SEC rules and NASDAQ Listing Rules.

ITEM 16B.    CODE OF ETHICS

In October 2006, our board of directors adopted a code of ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller and other individuals who perform similar functions. In February 2016, our board of directors adopted an amended code of ethics. The updated code of ethics has been posted on our website at www.rrmedia.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

The table below summarizes the total amounts that we were billed by our independent accountants, Somekh Chaikin, a member firm of KPMG International, related to the following periods.

	Year Ended December 31, 2014	Year Ended December 31, 2015
	(in thousands)
Audit fees	$167	$188
Audit-related fees	-	14
Tax fees (1)	17	2.4
All other fees	-
Total	$184	$204.4
_______________________

(1)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law.  Our management is required to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us.  This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors.  In 2015, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy.  Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED    PURCHASERS

In October 2014 our Board of Directors approved a program to repurchase up to $5 million of ordinary shares, or the Repurchase Program. According to the program, share repurchases, which shall be funded from available working capital, will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors, and in accordance with all applicable securities laws and regulations.

During 2015, we used $2,139 to repurchase 300 ordinary shares, which were repurchased under the Repurchase Program.

The table below provides detailed information.

Period	(a)Total Number of Ordinary Shares Purchased	(b)Average Price per Ordinary Share	(c)Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Approximate Dollar Amount Available for Repurchase under the Plans or Programs

August 05	300	$7.13	300	$4,852,316
Total	300	N/A	300	$4,852,316

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

See pages F-1 to F-46 below.

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

4.3
Amendment to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2011, filed on May 25, 2011).

4.4
Amendment No. 2 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-8, filed on August 15, 2012).

4.5
Amendment No. 3 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-8, filed on September 12, 2013).

4.6
Amendment No. 4 to RR Media Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended on December 31, 2014, filed on March 16, 2015).

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

4.19	Lease Agreement, dated June 26, 2014, by and among the RRSAT Europe Limited and Brixton Properties Limited (filed herewith).
4.20	Sale and Purchase Agreement, dated April 07, 2015, by and among the registrant and Mr. Popa Cristinel Pompiliu and Mrs. Popa Mihaela Tatiana (filed herewith).
4.21	Purchase Agreement, dated June 05, 2015 by and among RR Media Ltd., Satlink Communications Ltd. and the shareholders of Satlink Communications Ltd. (filed herewith).
4.22
Agreement and Plan of Merger, dated as of February 25, 2016, by and among RR Media Ltd. SES Astra Services Europe S.A., Newbusinessco Ltd. and solely for purposes of Section 8.15 thereof, SES S.A. (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for February 2016, filed on February 26, 2016).

8	List of significant subsidiaries.
12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a).
13.1	Certification of the Chief Executive Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	Certification of the Chief Financial Officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15	0ConsentConsent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. LAB	XBRL Taxonomy Label Linkbase Document
101. PRE	XBRL Taxonomy Presentation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
+	Confidential treatment granted by the SEC as to certain portions.

RR Media LTD Consolidated Financial Statements As of December 31, 2015

RR Media LTD

Index to the Consolidated Financial Statements as of December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RR Media LTD

We have audited the accompanying consolidated balance sheets of RR Media LTD  and subsidiaries (the Company) as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in  equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 20, 2016

RR Media LTD

Consolidated Balance Sheets

In USD thousands, except share data

		December 31	December 31
	Note	2014	2015
Current assets
Cash and cash equivalents	1F;2	13,001	18,762
Marketable securities	1G:3	8,970	-
Accounts receivable (net of provision for doubtful accounts
of $5,323 and $4,361 as of December 31, 2014 and
December 31, 2015, respectively)	1H	23,457	29,795
Other receivable	4	2,343	3,999
Deferred taxes	15, 1P	2,038	1,888
Prepaid expenses		2,839	3,831

Total current assets		52,648	58,275

Long-term prepaid expenses	5	3,156	2,535
Long-term land lease prepaid expenses		7,380	7,299
Assets held for employee severance payments	1I	1,892	1,962
Fixed assets, net	1J; 6	45,669	54,122
Goodwill	1K	11,286	30,859
Intangible assets, net	1L;16	5,528	8,801

Total long term assets		74,911	105,578

Total assets		127,559	163,853

Avi Cohen	Shmuel Koren
CEO	CFO
March 20, 2016

RR Media LTD

Consolidated Balance Sheets (cont’d)

In USD thousands, except share data

		December 31	December 31
	Note	2014	2015
Liabilities and equity

Current liabilities
Account payable:
Trade		18,414	30,584
Other	7	5,482	6,819
Current maturities of long term loan	9	-	3,009
Deferred income	1Q;8	4,867	11,483

Total current liabilities		28,763	51,895

Long-term liabilities
Deferred income	1Q;8	7,714	8,151
Long term loan	9	-	10,500
Liability in respect of employee severance payments and others	1R10	2,993	3,419
Contingent consideration in respect of acquisitions	14	3,550	422
Deferred taxes	1P;15	3,702	4,398

Total long-term liabilities		17,959	26,890

Total liabilities		46,722	78,785

Shareholders’ equity	12
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of December 31, 2015 and December 31, 2014
17,392,072 shares issued and fully paid as of December 31, 2014
17,401,131 shares issued and fully paid as of December 31, 2015		40	41
Additional paid in capital		54,572	56,030
Retained earnings		27,400	30,338
Treasury stock		(146)	(146)
Accumulated other comprehensive (loss)		(934)	(1,078)

Total shareholders’ equity		80,932	85,185

Non-controlling interest		(95)	(117)

Total equity		80,837	85,068

Total liabilities and shareholders' equity		127,559	163,853

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD

Consolidated Statements of Income

In thousands, except share and per share data

		Year ended December 31
	Note	2013	2014	2015
Revenues
Content management and distribution services		110,757	119,750	128,093
Mobile satellite services		11,038	11,476	12,252
Total revenues	1Q ;13	121,795	131,226	140,345

Cost of revenues
Content management and distribution services		83,227	91,215	97,462
Mobile satellite services		9,086	9,961	10,719
Total cost of revenues		92,313	101,176	108,181

Gross income		29,482	30,050	32,164

Operating expenses

Sales and marketing		9,517	13,329	15,032

General and administrative		12,003	9,544	7,826

Total operating expenses		21,520	22,873	22,858

Operating income		7,962	7,177	9,306

Financial (expenses), net		(153)	(541)	(1,137)

Income before taxes on income		7,809	6,636	8,169

Income taxes	1P; 15	1,287	1,581	383

Net income		6,522	5,055	7,786

Net loss attributable to non-controlling interest		-	(95)	(22)

Net income attributable to shareholders		6,522	5,150	7,808

Earnings per ordinary share attributable
to shareholders	1O
Basic earnings per share		0.38	0.30	0.45

Diluted earnings per share		0.37	0.29	0.44
Weighted average number of shares used to compute:

Basic earnings per share		17,346,561	17,365,608	17,401,264

Diluted earnings per share		17,571,188	17,671,975	17,711,095

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD

Consolidated Statements of Comprehensive Income

In USD thousands, except share data

	Year ended December 31
	2013	2014	2015

Net income	6,522	5,055	7,786

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	170	(197)	(1,159)
Unrealized change in available for sale securities,
net of tax effect of $20 and $21, for the years 2013 and 2014,
Respectively	(58)	(57)	-

Reclassification adjustments for (loss) profit
of investment securities, net of tax effect of $21,$10,$3,
for the years 2013, 2014 and 2015, respectively	(66)	28	8

Cash flow hedging derivatives, net of tax effect of $374,
$461 and 5 for the years 2013, 2014 and 2015, respectively	1,060	(1,278)	(28)

Reclassification adjustments for (loss) profit
of hedging derivatives, net of tax effect of $228,$97 and $373
for the years 2013, 2014 and 2015, respectively	(633)	(271)	1,035

Total other comprehensive income (loss) net of tax	473	(1,775)	(144)

Total comprehensive income	6,995	3,280	7,642

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD

Consolidated Statements of Changes in Equity

In USD thousands, except share data

	Ordinary shares				Accumulated
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income (loss)	stock	interest	Total

Balance as of January 1, 2013	17,346,561	40	53,312	24,231	368	-	-	77,951

Change during 2013
Stock-based compensation	-	-	567	-	-	-	-	567
Dividend paid $0.29 per	-	-	-	(5,030)	-	-	-	(5,030)
Net income	-	-	-	6,522	-	-	-	6,522
Other comprehensive income	-	-	-	-	473	-	-	473

Balance as at
December 31, 2013	17,346,561	40	53,879	25,723	841	-	-	80,483

Change during 2014
Stock-based compensation	-	-	693	-	-	-	-	693
Dividend paid $0.2 per share	-	-	-	(3,473)	-	-	-	(3,473)
Exercise of options	64,028	*-	-	-	-	-	-	-
Purchase of treasury stock	(18,517)	-	-	-	-	(146)	-	(146)
Net income	-	-	-	5,150	-	-	(95)	5,055
Other comprehensive loss	-	-	-	-	(1,775)	-	-	(1,775)

Balance as of
December 31, 2014	17,392,072	40	54,572	27,400	(934)	(146)	(95)	80,837

Change during 2015
Stock-based compensation	-	-	686	-	-	-	-	686
Dividend paid $0.07 per share	-	-	-	(4,870)	-	-	-	(4,870)
Exercise of options	9,059	1	(1)	-	-	-	-	-
Share settled contingent consideration	-	-	773	-	-	-	-	773
Net income	-	-	-	7,808	-	-	(22)	7,786
Other comprehensive loss	-	-	-	-	(144)	-	-	(144)

Balance as of
December 31, 2015	17,401,131	41	56,030	30,338	(1,078)	(146)	(117)	85,068

*       Represents an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD

Consolidated Statements of Cash Flows

In USD thousands, except share data

	Year ended December 31
	2013	2014	2015
Cash flows from operating activities
Net income	6,522	5,055	7,786
Adjustments required to reconcile net
income to net cash provided by
operating activities:

Depreciation and amortization	9,280	9,510	10,144
Non cash stock-based compensation expenses	567	693	686
Provision for doubtful accounts	2,436	1,284	1,211
Deferred taxes	678	206	(225)
Discount accretion and premium amortization of available-for-sale
securities, net	(226)	(250)	(181)
Loss (income) on sales of available-for- sale securities	(87)	36	88

Changes in liability in respect of
employee severance payments and others	340	126	(34)
Loss on sale of fixed assets	-	-	34

Changes in fair value of derivatives	110	(354)	854
Profit (loss) from trading securities, net and exchange rate differences	(50)	669	351
Change in fair value of contingent consideration in
respect of acquisition	-	(270)	(3,583)

Changes in operating assets and liabilities:

Increase in account receivable
- trade	(1,028)	(5,275)	(4,716)
Increase in account receivable
- other	(451)	(327)	(1,119)
Decrease (increase) in prepaid expenses	14	12	(348)
Increase in long-term prepaid
Expenses	(880)	(28)	(9)
Increase in account payables	4,618	831	3,034
Increase (decrease) in deferred income	(542)	(1,425)	5,718

Net cash provided by operating activities	21,301	10,493	19,691

The accompanying notes are an integral part of these consolidated financial statements.

RR Media LTD

Consolidated Statements of Cash Flows (cont’d)

In USD thousands, except share data

	Year ended December 31
	2013	2014	2015
Cash flows from investing activities
Purchase of fixed assets and intangible assets	(10,904)	(8,389)	(9,868)
Acquisitions of subsidiaries, net of cash acquired (*)	(7,875)	-	(20,726)
Decrease (increase) in short-term
investments, net	1,339	-	-
Investments in available-for-sale securities	(3,912)	(4,678)	(779)
Decrease (increase) in trading securities, net	(358)	68	642
Proceeds from sale of fixed assets	7	-	37
Proceeds from sale of available- for –sale securities	7,355	5,871	9,237
Net cash used in investing
Activities	(14,348)	(7,128)	(21,457)

Cash flows from financing activities
Acquisition of treasury stock	-	(146)	-
Bank net credit	-	-	(595)
Proceeds from long term loan	-	-	15,000
Loan payment	-	-	(1,500)
Dividend paid	(5,030)	(3,473)	(4,870)
Net cash provided by (used in) financing activities	(5,030)	(3,619)	8,035

Translation adjustments of cash and cash equivalents	109	(910)	(508)
Increase (decrease) in cash and cash
Equivalents	2,032	(1,164)	5,761
Balance of cash and cash equivalents
at beginning of year	12,133	14,165	13,001
Balance of cash and cash equivalents
at end of year	14,165	13,001	18,762

A Non-cash transactions

Investment in fixed assets and other intangible	255	-	296

B Supplementary cash flow information

Interest paid	-	-	196
Income taxes paid, net	1,755	911	1,011

*With respect to non cash investing activity see note 14

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 1 – Organization and Summary of Significance Accounting Policies

A.	General

RR Media LTD (formerly RRsat Global communications network LTD)  was incorporated in 1981. The Company an end-to-end media service partner for broadcasters and content owners  and mobile communications services through satellites (MSS).

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

Generally, the functional currency of our international subsidiaries is the local currency. The company translates the financial statements of these subsidiaries to U.S. dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs, and expenses. The Company records translation gains and losses in accumulated other comprehensive income as a component of shareholders’ equity.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

F.	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with original maturity of three months or less from the date of investment.

G.	Marketable securities

Marketable securities at December 31, 2014 consist of corporate debentures, corporate shares, government debentures. The Company classifies its debt securities in one of two categories: trading or available- for- sale and its equity securities are classified as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available- for- sale.

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

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

	2013	2014	2015
Opening balance	7,580	6,938	5,323
Additions during the year	2,436	1,284	1,211
Deductions during the year	(3,078)	(2,899)	(2,173)

Closing balance	6,938	5,323	4,361

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

K.	Goodwill

Goodwill has been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangibles - Goodwill and other” (“ASC No. 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired.

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company performs the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

For each of the two years in the period ended December 31, 2015, no impairment losses have been identified.

	2014	2015
Opening Balance	11,277	11,286
Functional currency translation adjustments	9	(668)
Acquisitions	-	20,241

Closing balance	11,286	30,859

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

L.	Intangible assets

Intangible assets are stated at cost less accumulated amortization.

Amortization is calculated by the straight-line method on the basis of the estimated useful lives of the assets using annual rates between 8.3-10%.

Amortization
percentage
Amortizable intangible assets:
Customer relations	8.3-10
Licenses	10

1.
Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. There were no such triggering events in 2015, 2014 and 2013.

2.
Certain direct and indirect development costs associated with internally developed software system incurred during the development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use, are recognized in profit or loss as incurred.

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

The Company accounts for its directors and employees stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all stock- based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the awards at the grant date, ultimately expected to vest (net of  estimated forfeitures).

The Company recognizes the cost of awards with graded vesting based on a straight- line method.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

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

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2013	2014	2015
The number of shares used in per share computation
Weighted average number of ordinary shares
outstanding used in basic income per
ordinary share calculation	17,346,561	17,365,608	17,401,264
Add assumed exercise of outstanding dilutive
potential ordinary shares	224,627	306,367	309,831

Weighted average number of ordinary shares
outstanding used in diluted income per
ordinary share calculation	17,571,188	17,671,975	17,711,095

P.	Income taxes

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

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

The Company recognizes revenues when there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable. Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional one to five years. Deposits received in advance are classified as deferred revenue and are not recognized as revenues until the related services are provided.

VAT collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

R.	Liability in respect of employee’s severance payments

The Company records its obligation with respect of employees severance payments as if it was payable at each balance sheet date (the “shut-down method”). The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee in Israel multiplied by the number of years of employment as of the balance sheet date. Employee benefits subject to section 14 of the Israel Severance pay law- 1963 are accounted for as defined contribution plans (see Note 10).

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

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

For the years ended December 31, 2015, 2014 and 2013 no customer accounts for more than 10% of total revenues.

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

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We are still evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period.

We are still evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 1 – Organization and Summary of Significance Accounting Policies (cont’d)

V.	Recently issued accounting standards (cont’d)

In September 2015, the FASB issued ASU No. 2015-16 “Simplifying the Accounting for Measurement - Period Adjustments” (“ASU 2015-16”), which is effective for the fiscal years beginning after December 15, 2015. ASU 2015-16 requires an entity to recognize measurement period adjustments from a business combination within the reporting period in which the adjustment amounts are determined. The cumulative impact of measurement period adjustments on current and prior periods, including the prior period impact on depreciation, amortization, and other income statement items and their related tax effects, will be required to be recognized in the period the adjustment amount is determined. The adoption of this standard, which will be applied prospectively, is not expected to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842)” (“ASU 2016-02”), which is effective for the fiscal years beginning after December 15, 2018. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. Early adoption is permitted. We are in the process of evaluating the effect that ASU 2016-02 will have on our consolidated financial statements and related disclosures, if any.

Note 2 – Cash and Cash Equivalents

	December 31	December 31
	2014	2015
Denominated in U.S. dollars	8,194	8,987
Denominated in Euro	2,725	6,163
Denominated in NIS	428	1,768
Denominated in GBP	1,597	1,798
Other	57	46

	13,001	18,762

Note 3 – Marketable Securities

A.

	December 31 2014	December 31 2015
Trading	613	-
Available-for-sale	8,357	-

	8,970	-

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 3 – Marketable Securities (cont’d)

B.	The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available- for -sale by major security type and class of security are as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized cost	holding	holding
		gains	losses	Fair value
As of December 31, 2014
Available-for-sale:
Corporate debentures	7,449	9	(16)	7,442
Governmental debentures	915	8	(8)	915

	8,364	17	(24)	8,357

C.
Proceeds from the sale of marketable securities available for sale were $9,237 in 2015 (2014- $5,871); gross realized loss on sales of available-for-sale securities in 2015 were $88 (2014-gross realized gains of $36).

Note 4 – Other Receivables

	December 31	December 31
	2014	2015
Government institutions	1,577	3,442
Derivatives	375	-
Other	391	557

	2,343	3,999

Note 5 – Long-term Prepaid Expenses

	December 31	December 31
	2014	2015
Prepaid expenses (1)	3,156	2,535

(1)	Mainly prepaid expenses for the last one to three months of long-term service agreements with suppliers.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 6 – Fixed Assets, net

	December 31	December 31
	2014	2015
Land	379	379
Building	14,723	15,465
Communications equipment	75,621	89,530
Office furniture and equipment	8,498	8,981
Motor vehicles	921	1,392
Leasehold improvements	9,623	11,318
	109,765	127,065
Accumulated depreciation	64,096	72,943

Fixed assets, net	45,669	54,122

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 are $8,856, $8,839 and $9,257 respectively.

Note 7 – Accounts Payable – Other

	December 31	December 31
	2014	2015
Liabilities regarding employees	2,066	2,626
Government institutions	321	360
Accrued expenses	663	1,775
Related parties	58	-
Derivatives	1,623	57
Advances from customers	540	1,291
Other	211	710
	5,482	6,819

Note 8 – Deferred Income

Deferred income represents advance payments approximating the last one to three months of long-term service agreements with customers

The service agreements with customers are for various periods the last of which ends in 2027.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 9 – Long term loan

The Company took out a loan on June 01, 2015 in the amount of $15 million from Leumi. The loan terms are as follows:

1.	The loan is for a period of 5 years commencing June 01, 2015.
2.	Quarterly installment payments commencing September 01, 2015.
3.	Interest rate is 2.2% indexed to the libor.
4.	The loan contains various covenants. As of the balance sheet date, the Company is in adherence with all of the loan covenants.

Year	Loan Payments

2016	3,000
2017	3,000
2018	3,000
2019	3,000
2020	1,500

13,500

Note 10 – Liability in Respect of Employees Severance Payments

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 11 – Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities and car leasing that are accounted for as operating leases, the last of which will end by June 26, 2024, certain of   which have extension options. In addition, the Company is engaged in long-term operating network contracts, the last of which will end by February 2020. The annual payments the Company is committed to pay over the next  five years and thereafter, as of December 31, 2015, are as follows:

	Operating Facility Leases	Operating Car Leases	Operating Network Leases	Total

2016	910	494	58,083	59,487
2017	954	338	32,443	33,735
2018	956	175	15,342	16,473
2019	693	-	3,054	3,747
2020 and thereafter	1,037	-	1,401	2,438
Total	4,550	1,007	110,323	115,880

B.	As at balance sheet date the amounts of guarantees are as follows:

	December 31	December 31
	2014	2015
Performance Guarantees provided by the banks to
third parties	2,014	1,260

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 11 – Commitments, Contingent Liabilities and Liens (cont’d)

D.
In March 2007, the Israel Land Administration, or ILA, authorized to allocate to the Company a parcel of land of approximately 12.4 acres near Galon, Israel, to be used for erecting a ground station.  In May 2007, the Company and the ILA entered into a development agreement pursuant to which the Company undertook to commence construction of the site within eighteen months as of the date of the approval of the allocation of the land, and to finish the construction by no later than April 1, 2010. Contingent upon the Company complying with the terms of the development agreement, the ILA shall, upon completion of the building, enter into a lease agreement with the Company for a term of forty-nine years as of the date of the approval of the allocation of the land, with an extension option of an additional term of forty-nine years.  The Local Zoning and Building Committee has rejected the Company’s request for a building permit in Galon.  Therefore, the Company have not yet commenced building the site and informed the ILA of such delay.  the Company appealed such decision and in a hearing held before the District Building and Zoning Appeals Committee the Company agreed to prepare a new detailed plan for the site, without waiving our claims that a building permit may be issued according to the existing plans for the site.  The Company prepared a new detailed plan for the site, which was approved by the ILA and requested the approval of the Local Zoning and Building Committee. The Local Zoning and Building Committee decided that approving the new detailed plan was not in its authority and therefore referred the new detailed plan to the District Zoning and Building Committee for approval. On January 21, 2013, the District Zoning and Building Committee rejected the new detailed plan. The Company appealed the decision to the National Zoning and Building Council, which heard the appeal, but has not given her decision yet.

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 12 – Share Capital

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 12 – Share Capital (cont’d)

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

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 12 – Share Capital (cont’d)

D.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

The following table summarizes the company’s stock option activity under the Plan (in thousands, except weighted average exercise price):

	Years ended December 31
	2013		2014		2015
		Weighted-		Weighted-		Weighted-
		average		average		average
	Shares	exercise	Shares	exercise	Shares	exercise
	option	price	option	price	option	Price
Balance at beginning
of year	1,020	4.87	1,368	5.30	1,172	6.36
Grants	395	7.47	158	8.26	190	7.56
Exercised	-	-	(140)	5.40	(21)	5.60
Forfeited	(47)	7.88	(214)	5.77	(14)	5.22

Balance at end of year	1,368	5.30	1,172	6.36	1,327	6.52

Exercisable at end
of year	-	-	423	5.24	839	5.9

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 12 – Share Capital (cont’d)

D.	Employee stock options (cont’d)

The Company’s 2006 Israel Equity Incentive Plan (cont’d)

The following table summarizes the Company’s stock option activity under the Plan (in thousands, except weighted average exercise price and weighted average remaining contractual life):

	Options Outstanding
		Weighted
		average	Weighted		Weighted Average Exercise price
		remaining	average
	Number	contractual	exercise	Number
Range of Exercise Price	outstanding	life (years)	price	Exercisable
$5.22-$6.85	706	3.59	5.41	-	-
$7.69-$8.95	621	5.33	7.91	839	5.9

The Company estimates the fair value of stock options using a Black-Scholes valuation model. The fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Year ended December 31
	2013	2014	2015
Expected stock price volatility	34.27%-47.98%	32.07%-42.15%	32.07%-42.15%
Risk-free interest rate	0.57%-1.99%	1.49%-1.96%	1.25%-1.96%
Dividend yield	6.5%	2%-6.5%	2.0%-6.5%
Expected life of options (in years)	5	5	5

The following summarizes the allocation of stock-based compensation charge for the options and restricted share units granted:

	Year ended December 31
	2013	2014	2015
Cost of revenues	33	57	62
Sales and marketing	81	74	121
General and administrative	453	562	503

	567	693	686

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 13 – Segment Results

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

The following tables show components of results of operations by segment:

Year ended December 31, 2015

		Content
	Mobile	management
	satellite	and distribution
	services	services	Total
Total revenue	12,252	128,093	140,345

Gross income	1,533	30,631	32,164

Sales and marketing			15,032
General and administrative			7,826

Operating income			9,306

Financial expenses			(1,137)

Income before taxes on income			8,169

Depreciation and amortization	273	9,871	10,144

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 13 – Segment Results (cont’d)

Year ended December 31, 2014

		Content
	Mobile	management
	satellite	and distribution
	services	services	Total
Total revenue	11,476	119,750	131,226

Gross income	1,515	28,535	30,050

Sales and marketing			13,329
General and administrative			9,544

Operating income			7,177

Financial expenses, net			(541)

Income before taxes on income			6,636

Depreciation and amortization	365	9,145	9,510

Year ended December 31, 2013

		Content
	Mobile	Management
	satellite	and distribution
	services	services	Total
Total revenue	11,038	110,757	121,795

Gross income	1,952	27,530	29,482

Sales and marketing			9,517
General and administrative			12,003

Operating income			7,962

Financial expenses, net			(153)

Income before taxes on income			7,809

Depreciation and amortization	532	8,748	9,280

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 13 – Segment Results (cont’d)

Revenue is attributed to geographic region based on the location of the customers.

Revenues and long lived assets by geographic areas:

	Year ended December 31
	2013	2014	2015
Revenues:

North America	35,520	36,142	35,567
Europe	49,962	55,811	62,815
Asia	13,655	15,537	14,149
Israel	9,165	7,956	9,775
Middle East (other than Israel)	8,964	10,796	10,200
Rest of the world	4,529	4,984	7,839

Total	121,795	131,226	140,345

	Year ended December 31
	2014	2015
Long-lived assets:

Israel	40,788	63,812
North America	7,039	6,857
Europe	14,656	23,113
Total	62,483	93,782

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 14 – Acquisition

Acquisitions during the period were accounted in accordance with Accounting Standards Codification (ASC) No. 805, Business Combinations, and the results of operations of each acquisition have been included in the Company’s consolidated results of operations from the respective date of the acquisition.

While management uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, its estimates and assumptions are subject to refinement. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Company records adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in its operating results in the period in which the adjustments were determined.

The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition. The fair value assigned to identifiable intangible assets acquired is determined using the income approach which discounts expected future cash flows to present value using estimated assumptions determined by management. The Company believes that these identified intangible assets will have no residual value after their estimated economic useful lives. The identifiable intangible assets are subject to amortization on a straight-line basis as this best approximates the benefit period related to these assets.

The excess of the purchase price over the identified tangible and intangible assets, less liabilities assumed, is recorded as goodwill and primarily reflects the value of the synergies expected to be generated from combining the Company’s and the acquired entities’ operations.

Eastern Space Systems (ESS)

On April 29, 2015 the Company has acquired 100% Eastern Space Systems (ESS) in Romania, a privately held provider of content management and distribution services and related consulting services. The Company will take over the day-to-day operations, providing extensive customer service, engineering, technological expertise and sales support to all existing ESS Romania customers.

The newly acquired business is expected to provide further synergies for RR Media with additional customer and revenue opportunities anticipated from this acquisition.

The initial accounting for the business combination is not complete because the evaluations necessary to assess the fair values of certain net assets acquired and the amount of goodwill to be recognized are still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Any changes to the fair value assessments will affect the acquisition-date fair value of goodwill.

The purchase price of ESS includes a component of a contingent consideration. The fair value of the contingent consideration recognized on the acquisition date was estimated as $1.2 million, and was based on projected earnings of the acquired company.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 14 – Acquisition (Cont’d)

The following table summarizes the provisional allocation at the consideration to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisitions date (In thousands):

Cash and cash equivalents	27
Working capital, net	(2,176)
Fixed assets	655
Intangible assets	2,200
Other liabilities	(750)
Goodwill	4,691
Long term deferred tax	(352)
Total Fair Value	4,295
Contingent consideration in respect of acquisition classified as liability	(422)
Share settled contingent consideration in respect of acquisition classified as equity	(773)
Cash Paid	(3,100)

Pro forma results of operations have not been presented because the acquisition was not material to the Company’s results of operations

Satlink Communications Ltd.

On June 8, 2015 the Company has acquired 100% of the common stocks of Satlink Communications Ltd; an Israel-based global provider of content distribution, management and playout services.

The initial accounting for the business combination is not complete because the evaluations necessary to assess the fair values of certain net assets acquired and the amount of goodwill to be recognized are still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Any changes to the fair value assessments will affect the acquisition-date fair value of goodwill.

The following table summarizes the provisional allocation at the consideration to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisitions date (In thousands):

Cash and cash equivalents	1,397
Working capital, net	(6,887)
Fixed assets	8,725
Other liabilities	(217)
Intangible assets	750
Long term deferred tax	(270)
Goodwill	15,550

Total Fair Value	19,048
Cash Paid	(19,048)

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 14 – Acquisition (Cont’d)

The Company’s management believes that the goodwill represents the synergies expected from significant costs savings in the content management and distribution segment, which will enhance the Company’s overall profitability

The following unaudited pro forma information presents the combined results of operations as if the acquisition had been completed on January 1, 2014, the beginning of the comparable prior annual reporting period. The unaudited pro forma results include amortization associated with preliminary estimates for the acquired intangible assets.

The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited pro forma results are presented for informational purpose only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations:

	Year ended December 31
	2014	2015
Pro form revenues	161,983	152,531
Pro forma net income	3,766	5,644

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 15 – Taxes on Income

A.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of Income

	Year ended December 31
	2013	2014	2015
Income before income taxes:
Israel	7,598	3,569	5,938
Foreign jurisdiction	211	3,067	2,231
	7,809	6,636	8,169

Income tax expense (benefit):
Current taxes:
Israel	1,155	1,388	407
Foreign jurisdiction	63	547	409
	1,218	1,935	816

Tax expense (benefit) in respect to
previous years:
Israel	(660)	(565)	(190)
Foreign jurisdiction	51	5	(18)
	(609)	(560)	(208)

Deferred taxes:
Israel	689	225	(345)
Foreign jurisdiction	(11)	(19)	120
	678	206	(225)

Total	1,287	1,581	383

*	The Company's taxes are calculated based on Israeli tax law except for taxes of the US, UK, Romania, Bulgaria, Luxembourg and Cyprus subsidiaries that are calculated based on relevant local tax laws.

B.	Presented hereunder are the statutory tax rates in Israel for the years 2013-2015:

2013 – 25%
2014 – 26.5%
2015 – 26.5%

On January 4, 2016, subsequent to year-end, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016.

Current taxes for the reported periods are calculated according to the tax rates presented above.

The change is not reflected in the existing financial statements and will be reflected in the interim period which includes the change.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 15 – Taxes on Income (cont’d)

C.	Benefits under the Law for the Encouragement of Capital Investment

In 2015, the Company retroactively elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”) for taxable income generated from the Content Management and Distribution Services segment in Israel for 2014 and later years. The Company’s entire preferred income is subject to a 16% tax rate. The election is irrevocable. As a result of the election, we recognized an income tax benefit of $223 during the year ended December 31, 2015 from the remeasurement of our deferred taxes.

Israeli taxable income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 26.5% in 2015 and 2014, and 25% in 2013.

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% as of 2015 (iii) non-Israeli resident - 20% as of 2015 subject to a reduced tax rate under the provisions of an applicable double tax treaty. The total amount of distributable income arising from preferred enterprise is approximately $4,700.

Management believes that the Company is currently qualified as an "industrial company" under the Investment Law and as such, enjoys tax benefits of reduced income tax rate of 16% as noted above.

D.	Taxation of the subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company has not provided for Israeli income and foreign withholding taxes on $5,816 thousands of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2015. The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately $291 thousands at December 31, 2015 , such undistributed earnings will be subject to taxation upon a dividend distribution or sale of the subsidiaries.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 15 – Taxes on Income (cont’d)

E.	Reconciliation between the expected tax on income before income taxes and the tax expense included in the statement of operations

	Year ended December 31
	2013	2014	2015

Statutory tax rate	25%	26.5%	26.5%

Income before taxes on income as reported
In the statement of operations	7,809	6,636	8,169

Computed “expected” tax expense	1,952	1,759	2,165

Non-deductible expenses, net	518	207	189
Effect of “Preferred Enterprise” status			(143)
Tax adjustment in respect of different tax rate
for foreign subsidiaries	35	(168)	(345)
Taxes in respect to previous years *	(609)	(560)	(208)
Influence of change in tax rate on deferred taxes	15	-	(223)
Valuation allowance	63	(33)	(4)
Differences in respect of contingent consideration	-	(72)	(941)
Differences in basis of measurements for
financial reporting and tax return purposes	(650)	466	(84)
Other differences, net	(37)	(18)	(23)

	1,287	1,581	383

* Taxes in respect to previous years result from change in estimate due to statute expirations.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 15 – Taxes on Income (cont’d)

F.	Deferred taxes

As of December 31, 2014 and 2015, the tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are attributable to the following:

	Year ended December 31
	2014	2015
Deferred tax assets:

Provision for doubtful debts	1,411	1,658
Vacation pay accruals and others	381	241
Capital loss carryforward	207	203
Net operating loss carryforwards	363	423
Foreign currency derivatives	125	-
Marketable securities	2	-
Cash flow hedging derivatives	168	9
Severance pay fund	9	36

Total gross deferred tax assets	2,666	2,570

Less valuation allowance	(207)	(203)

Deferred tax assets, net	2,459	2,367
Deferred tax liabilities:
Fixed assets	(2,405)	(2,848)
Intangible assets	(1,076)	(1,372)
Goodwill	(642)	(657)

Total gross deferred tax liabilities	(4,123)	(4,877)

Net deferred tax liability	(1,664)	(2,510)

The net change in valuation allowance for the year ended December 31, 2015 was a decrease of $4 and for the year ended December 31, 2014 there was an increase of $33.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The capital loss carryforward of $203 may be carried forward indefinitely.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 15 – Taxes on Income (cont’d)

Based upon the scheduled reversal of taxable temporary differences over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2015, the company’s subsidiaries had accumulated loss carry forwards totaling approximately $1,687. Loss carry forwards in the UK subsidiaries, totaling approximately $1,275 can be carried forward indefinitely. Loss carry forwards in the US subsidiary, totaling approximately $327, will expire through 2034. Losses carry forwards in the Bulgaria subsidiary, totaling approximately $85 will expire through 2018.

H.	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2014	2015

Balance at January 1	1,521	1,030	341
Decrease related to statute expiration	(599)	(689)	(103)
Increase related to current year tax positions	108	-	137

Balance at December 31	1,030	341	375

The unrecognized tax benefits at December 31, 2013, 2014 and 2015 that, if recognized, would affect the effective tax rate of the Company were $1,030, $341and $375, respectively.

The Company and its subsidiaries files income tax returns in Israel, Cyprus, Luxemburg, UK, Romania Bulgaria and USA. As of December 31, 2015, the Israeli tax returns of the Company are open to examination by the Israeli income tax authorities for the tax years of 2012 through 2015 and the tax returns of the foreign subsidiaries are open to examination by the tax authorities for the tax years 2009 through 2015. During 2015, the year 2011 the statute of limitations lapsed in one of our jurisdictions. The company believes that it is reasonably possible that approximately $129 of its currently remaining unrecognized tax position, each of which are individually insignificant, may be recognized by the end of 2016 as a result of a lapse of the statute of limitations.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 16 – Intangible assets, net

	December 31, 2015
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Customer relations	9,207	8-10yrs	(1,956)	7,251
Licenses	151	3.6yrs	(108)	43
Software development costs	1,507		-	1,507

Total	10,865		(2,064)	8,801

	December 31, 2014
		Weighted
		remaining
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization	Net amount

Customer relations	6,558	9yrs	(1,088)	5,470
Licenses	147	3.6yrs	(89)	58

Total	6,705		(1,177)	5,528

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 16 – Intangible assets, net (cont’d)

The expected intangible assets amortization expenses for each of the next five years and thereafter is as follows:

2016	1,237
2017	1,211
2018	1,205
2019	1,204
2020 and thereafter	4,759
9,616

Aggregate amortization expense for amortizing intangible assets was $424, $671 and $887 for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 17 – Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2013	2014	2015
Revenues from sales and services (C)	1,156	1,158	-

Operation costs	312	64	12

Management and consulting fees to shareholders (D)	398	660	530

Purchases of fixed asset	1	-	-

B.	Balances with related parties

	December 31 2013	December 31 2014	December 31 2015
Trade receivables	216	117	-

Other payables	(154)	(148)	(100)

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

Transactions between group entities were conducted on arm’s length terms based on market prices and conditions.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 17 – Transactions and Balances with Related Parties (cont’d)

D.	Management fees and consulting to shareholders

In October 2006, the Company entered into an agreement with Del-Ta Engineering Ltd. (shareholder, hereinafter- "Del- Ta") and Kardan Communications Ltd. (shareholder, hereinafter- "Kardan") that sets forth the management and consulting services that Del-Ta and Kardan are obligated to provide and the annual management fee payable thereunder as follows: (i) $117 to Del-Ta and (ii) $33 to Kardan. This agreement provided initially for a one year term and renews automatically for one year periods unless terminated by the Company or, jointly, by Del-Ta and Kardan. Each of Del-Ta and Kardan agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan also agreed that for so long as each has a representative serving on the Company's board of directors, neither party will vote any shareholder vote in favor of terminating or not renewing the agreement. On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014. The payments pursuant to this agreement aggregated $398 2013 and $150 in 2014.

Note 18 – Fair Value of Financial Instruments

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

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2015.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 18 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at December 31, 2015 and 2014 are summarized below:

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Fair value of derivatives	205	-	205	-

Total	205	-	205	-

Liabilities
Fair value of derivatives	262	-	262	-
Contingent consideration in respect
of acquisition	422	-	-	422
	684	-	262	422

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

The Company classifies the contingent consideration liability in connection with our acquisition of ESS within Level 3 as factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity. The estimated fair value of the contingent consideration liability is based on possible scenarios  of the forecasted contribution of ESS for each period using the Monte Carlo simulation. The fair value estimate of this liability was $422.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 18 – Fair Value of Financial Instruments (cont’d)

	Fair value measurements at reporting date using
		Quoted prices in	Significant
		Active markets	Other	Significant
		For identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)
Assets
Trading securities	613	613	-	-
Available-for-sale securities:
Corporate debentures	7,442	7,442	-	-
US government or government	915	915	-	-
Fair value of derivatives	1,182	-	1,182	-

Total	10,152	8,970	1,182	-

Liabilities
Fair value of derivatives	2,391	-	2,391	-
Contingent consideration in respect
of acquisition	3,550	-	-	3,550
	5,941	-	2,391	3,550

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

During 2015 the company recorded gain due to change in the fair value of contingent consideration of $3,550 related to the 2013  acquisition of TVP Group Ltd. This amount is included in general and administrative expenses in the consolidated statmants of income.

The fair value calculation of the significant unobservable inputs (level 3) was based on five possible scenarios according to the management assumption; each scenario was comprised of a performance indicator and a probability.

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 19 – Derivative Financial Instruments

The fair values of derivative assets and liabilities are summarized below:

	December 31
	2014		2015
	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging
instruments:

Forward foreign exchange contracts	-	(70)	60	(46)
Currency swaps and options	147	(710)	102	(162)
Embedded currency derivatives	-	(739)

Total derivatives designated as
hedging instruments	147	(1,519)	162	(208)

Derivatives not designated as
hedging instruments:

Forward foreign exchange contracts	-	(22)	16	(11)
Currency swaps and options	41	(32)	27	(43)
Spot transactions	-	(91)	-	-
Embedded currency derivatives	994	(727)	-	-

Total derivatives not designated as
hedging instruments	1,035	(872)	43	(54)

Total derivatives	1,182	(2,391)	205	(262)

RR Media LTD

Notes to the Consolidated Financial Statements

In USD thousands, except share data

Note 20 – Subsequent Events

On March 02, 2016, the Company’s Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share, and in aggregate amount of approximately $1.2 million. The dividend will be payable on March 30, 2016 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 14, 2016.

On February 26, 2016, RR Media announced that it has agreed to be acquired by SES (NYSE Euronext Paris and Luxembourg Stock Exchange: SESG) and will merge its activities with SES Platform Services ("SES PS") to form a new world-leading provider of media solutions.

SES will acquire a 100% ownership of RR Media, paying $13.291 per share, or a 52% premium to the closing price of the Company's shares on February 25, 2016. This corresponds to an Enterprise Value of $242 million. The acquisition of RR Media by SES S.A. has been approved by the Boards of Directors of both companies, and is subject, among others, to regulatory approvals and the approval by the general meeting of shareholders of RR Media, which are expected to be completed in the second or third quarter of 2016.

Once the transaction is completed, RR Media and SES PS will join forces to create a new, stand-alone world-leading media services provider. The new organisation will offer full continuity and enhanced service to SES PS and RR Media's existing customers.

Merger Agreement may be terminated under the circumstances described in the Merger Proxy Statement if the conditions are not satisfied or waived in a timely manner and if the merger is delayed, payment of the merger consideration will also be delayed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RR MEDIA LTD.
By:	/s/ Avi Cohen
Avi Cohen Chief Executive Officer

By:	/s/ Shmulik Koren
Shmulik Koren Chief Financial Officer

Date: March 20, 2016